      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2001
                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                              ARCH WIRELESS, INC.
                             ARCH TRANSITION CORP.
                       ARCH WIRELESS COMMUNICATIONS, INC.
                          ARCH WIRELESS HOLDINGS, INC.
         (EXACT NAME OF CO-REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)

                DELAWARE                                   4812                                  31-1358569
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                      04-3561695
             INCORPORATION                  CLASSIFICATION CODE NUMBER OF EACH                   31-1236804
        OR ORGANIZATION OF EACH)                      CO-REGISTRANT)                             22-3317420
                                             1800 WEST PARK DRIVE, SUITE 250       (I.R.S. EMPLOYER IDENTIFICATION NOS.)
                                             WESTBOROUGH, MASSACHUSETTS 01581
                                                      (508) 870-6700

(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF EACH
                  CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              C. EDWARD BAKER, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        1800 WEST PARK DRIVE, SUITE 250
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-6700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF AGENT FOR SERVICE OF EACH CO-REGISTRANT)
                            ------------------------
                                    COPY TO:
    DAVID A. WESTENBERG, ESQ., JAY E. BOTHWICK, ESQ. AND EDWARD YOUNG, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this Registration Statement becomes effective.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                                                    PROPOSED
                                                     TITLE OF EACH CLASS OF                    MAXIMUM AGGREGATE
          NAME OF ISSUER                         SECURITIES TO BE REGISTERED(1)                OFFERING PRICE(2)
------------------------------------------------------------------------------------------------------------------
        Arch Wireless, Inc.
                                     Common Stock, $.01 per value per share.................          (5)
------------------------------------------------------------------------------------------------------------------
        Arch Wireless, Inc.
                                     Series A Junior Voting Preferred Stock, $.01 par value
                                     per share..............................................          (5)
------------------------------------------------------------------------------------------------------------------
       Arch Transition Corp.
                                     Series A Exchangeable Preferred Stock, $.01 par value
                                     per share..............................................          (5)
------------------------------------------------------------------------------------------------------------------
       Arch Transition Corp.
                                     12% Senior Notes due 2007..............................          (5)
------------------------------------------------------------------------------------------------------------------
   Arch Wireless Holdings, Inc.
                                     Variable Rate Secured Senior Notes due 2006............          (5)
------------------------------------------------------------------------------------------------------------------
        Arch Wireless, Inc.
                                     10 7/8% Senior Discount Notes due 2008.................          (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                     9 1/2% Senior Notes due 2004...........................          (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                     14% Senior Notes due 2004..............................          (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                     12 3/4% Senior Notes due 2007..........................          (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                     13 3/4% Senior Notes due 2008..........................          (6)
------------------------------------------------------------------------------------------------------------------
 Total......................................................................................      $152,591,839
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

-----------------------------------  ----------------------
-----------------------------------  ----------------------

                                           AMOUNT OF
          NAME OF ISSUER             REGISTRATION FEE(3)(4)
-----------------------------------  ----------------------
        Arch Wireless, Inc.
                                              (5)
----------------------------------------------------------------------------------
        Arch Wireless, Inc.
                                              (5)
---------------------------------------------------------------------------------------------------------
       Arch Transition Corp.
                                              (5)
------------------------------------------------------------------------------------------------------------------
       Arch Transition Corp.
                                              (5)
------------------------------------------------------------------------------------------------------------------
   Arch Wireless Holdings, Inc.
                                              (5)
------------------------------------------------------------------------------------------------------------------
        Arch Wireless, Inc.
                                              (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                              (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                              (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                              (6)
------------------------------------------------------------------------------------------------------------------
Arch Wireless Communications, Inc.
                                              (6)
------------------------------------------------------------------------------------------------------------------
 Total.............................         $38,148
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) There are being registered hereunder such indeterminate number of shares of common and preferred stock and such indeterminate principal amount of debt securities as shall have an aggregate initial offering price not to exceed $152,591,839. If any debt securities are issued at an original issue discount, then the offering price of such debt securities shall be in such greater principal amount as shall result in an aggregate initial offering price not to exceed $152,591,839, less the aggregate dollar amount of all securities previously issued hereunder. The securities registered also include such indeterminate amounts and numbers of common stock, preferred stock and debt securities as may be issued upon conversion of or exchange for preferred stock or debt securities that provide for conversion or exchange, upon exercise of warrants or pursuant to the antidilution provisions of any such securities.

(2) The proposed maximum per unit and aggregate offering prices per class of security will be determined from time to time by the co-registrants in connection with the issuance by the co-registrants of the securities registered hereunder.

(3) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(f) and Rule 457(o) under the Securities Act of 1933, as amended. Pursuant to Rule 457(f), the aggregate registration fee for the securities to be offering in exchange for outstanding debt securities is based upon the market value of such outstanding securities. Pursuant to Rule 457(o), the number of shares of preferred stock or principal amount or accreted value of debt securities have not been included in the table.

(4) Pursuant to Rule 457(p), the full amount of the filing fee due with respect to this registration statement is being paid by applying a portion of the $125,000 filing fee paid in connection with the Registration Statement on Form S-3 of Arch Wireless, Inc., filed on February 9, 2001 (File Number 333-55372), which was subsequently withdrawn.

(5) Pursuant to Rule 457(o), not required to be included.

(6) Reflects the amendment to these outstanding securities as described in the prospectus which forms part of this registration statement. To the extent such securities, as so amended, are deemed to be new securities requiring registration, they are registered hereby. The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
                            ------------------------
    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to Completion, dated May 22, 2001

PROSPECTUS/DISCLOSURE STATEMENT

                                                      [ARCH LOGO]
     OFFER TO EXCHANGE UP TO:

    - $60.0 million principal amount of variable rate secured senior notes due 2006 of Arch Wireless Holdings, Inc.

    - $204.6 million principal amount of 12% senior notes due 2007 of Arch Transition Corp. (to be renamed Arch Wireless Communications, Inc.).

    - 818,228 units, each unit consisting of one share of Series A exchangeable preferred stock of Arch Transition Corp. and one share of Series A junior voting preferred stock of Arch Wireless, Inc., which are together exchangeable for 205.56 shares of common stock of Arch Wireless, Inc.

    - 16,634,483 shares of common stock of Arch Wireless, Inc.

    We are offering to exchange new 12% senior notes, variable rate secured senior notes and preferred and common stock for all of the outstanding notes described below at the following exchange ratios:

                               NEW SECURITIES OFFERED:
    -----------------------------------------------------------------------------
    PRINCIPAL AMOUNT
    OF ARCH WIRELESS                           LIQUIDATION VALUE
     HOLDINGS, INC.          PRINCIPAL            OF UNITS OF        SHARES OF
     VARIABLE RATE           AMOUNT OF           EXCHANGEABLE      ARCH WIRELESS,   IN EXCHANGE FOR EACH $1,000 OF PRINCIPAL AMOUNT
     SECURED SENIOR    ARCH TRANSITION CORP.   AND JUNIOR VOTING        INC.            OR ACCRETED VALUE AND ACCRUED INTEREST
         NOTES           12% SENIOR NOTES       PREFERRED STOCK     COMMON STOCK                 AT JUNE 30, 2001 OF:
    ----------------   ---------------------   -----------------   --------------   -----------------------------------------------
        $258.31               $333.76               $407.93                --
                                                                                    Arch Wireless Communications, Inc. 9 1/2%
                                                                                    senior notes due 2004
        $258.31               $333.76               $407.93                --
                                                                                    Arch Wireless Communications, Inc. 14% senior
                                                                                    notes due 2004
             --               $450.00               $550.00                --
                                                                                    Arch Wireless Communications, Inc. 12 3/4%
                                                                                    senior notes due 2007
             --               $450.00               $550.00                --
                                                                                    Arch Wireless Communications, Inc. 13 3/4%
                                                                                    senior notes due 2008
             --                    --               $717.20            142.50
                                                                                    Arch Wireless, Inc. 10 7/8% senior discount
                                                                                    notes due 2008

    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
[         ], 2001 UNLESS EXTENDED.

    At a minimum, a majority in principal amount or accreted value of each of the five series of outstanding notes, and at least 85% in principal amount or accreted value of all five series combined, must be tendered. The exchange offer is also conditioned on approval by the holders of a majority of each series to amend the terms of any notes which remain outstanding after the exchange offer. We are registering all of the untendered and amended notes with the Securities and Exchange Commission.

    We are also asking noteholders and lenders under the secured credit facility to approve a consensual, or prepackaged, bankruptcy plan for the Arch group of companies as an alternative means to implement the exchange of new notes and stock for outstanding notes with substantially the same economic consequences to holders of outstanding notes as in the exchange offer.

    We do not expect to list the new senior notes and new preferred stock on any organized exchange. The common stock of Arch Wireless, Inc. is traded on the OTC Bulletin Board under the symbol "ARCH.OB".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR     WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS"
ANY STATE SECURITIES REGULATORS HAVE APPROVED OR       SECTION BEGINNING ON PAGE 18 BEFORE YOU MAKE ANY
DISAPPROVED THE NOTES, THE SHARES OR THE EXCHANGE      DECISION TO TENDER YOUR OUTSTANDING NOTES.
OFFER OR DETERMINED IF THIS PROSPECTUS/DISCLOSURE
STATEMENT IS ACCURATE OR ADEQUATE. ANYONE WHO TELLS
YOU OTHERWISE IS COMMITTING A CRIME.

                                ---------------

 The joint lead dealer managers and solicitation agents for the exchange offer and the consent solicitation are:
                                ---------------
         TD SECURITIES                         BEAR, STEARNS & CO. INC.

     THE DATE OF THIS PROSPECTUS/DISCLOSURE STATEMENT IS [         ], 2001

                             QUESTIONS AND ANSWERS

Q. WHAT ARE YOU ASKING HOLDERS OF OUTSTANDING NOTES TO DO?

A. We are requesting that holders:

    - accept the exchange offer described in this prospectus/disclosure statement and exchange their outstanding notes for new 12% senior notes, variable rate secured senior notes, exchangeable preferred stock, junior voting preferred stock and common stock;

    - consent to amendments to the terms of the outstanding notes that will eliminate substantially all of the rights of the holders of those notes that are not tendered in the exchange offer except the right to receive scheduled payments of principal and interest; and

    - consent to the prepackaged bankruptcy plan providing for the exchange of new senior notes, new preferred stock and common stock for outstanding notes on terms that will result in substantially the same economic consequences to holders of outstanding notes as in the exchange offer.

Q. WHY ARE YOU OFFERING TO EXCHANGE NEW SENIOR NOTES, NEW PREFERRED STOCK AND COMMON STOCK FOR OUTSTANDING NOTES IN THE EXCHANGE OFFER?

A. The exchange offer is part of a larger restructuring through which we intend to reduce our outstanding debt and improve the liquidity of the Arch group of companies. The exchange offer and the proposed concurrent restructuring of our secured credit facility will reduce by $546.5 million the amount of cash required to service our outstanding debt over the next three years from the amount required under the current secured credit facility and the outstanding notes. If the restructuring is not implemented, we will not be able to make required principal and interest payments that will come due under the secured credit facility and the outstanding notes starting in March 2002, and we may be in default under the secured credit facility in September 2001.

Q. WHY ARE YOU SEEKING CONSENTS TO AMEND THE NOTES?

A. We are requesting that tendering noteholders agree to amendments to remove all covenants that restrict our operations. This will permit us to conduct our business without having to seek consents from the remaining noteholders before we take actions that we believe are in our best interests. The amendments will eliminate the restrictive covenants but will not remove our obligation to make required payments of principal and interest on any remaining notes that are not tendered for exchange and that remain outstanding.

Q. WHAT APPROVALS ARE REQUIRED TO IMPLEMENT THE EXCHANGE OFFER AND AMEND THE NOTES?

A. The holders of a majority in principal amount or accreted value of each series of outstanding notes and 85% in principal amount or accreted value of all five series combined must tender their notes and agree to amend the notes. In addition, all of the lenders under the secured credit facility must separately agree to modify the secured credit facility agreement.

Q. WHAT IS A PREPACKAGED BANKRUPTCY PLAN?

A. A bankruptcy plan is known as prepackaged when the terms of the plan are negotiated in advance and consented to by each class of creditors whose consent is required. Using a prepackaged bankruptcy plan permits a debtor to move more rapidly through the plan approval process and out of chapter 11 of the Federal Bankruptcy Code because the solicitation of acceptances of the plan occurs prior to filing under chapter 11.

Q. WHY ARE YOU ASKING NOTEHOLDERS TO TENDER THEIR OUTSTANDING NOTES AND TO CONSENT TO THE PREPACKAGED BANKRUPTCY PLAN?

A. We have prepared the prepackaged bankruptcy plan as an alternative means to restructure our outstanding debt on terms that will result in substantially the same economic consequences to holders of outstanding notes as in the exchange offer. If we do not satisfy the conditions to implement the exchange offer, but we obtain the required consents to the prepackaged bankruptcy plan, we intend to file the prepackaged bankruptcy plan under chapter 11.

Q. WHAT VOTES ARE NEEDED TO APPROVE THE PREPACKAGED BANKRUPTCY PLAN?

A. The prepackaged bankruptcy plan requires separate approval by each of the following classes of creditors:

    - the holders of the 9 1/2% senior notes and 14% senior notes of Arch Wireless Communications, Inc., voting together as a single class;

    - the holders of the 12 3/4% senior notes and 13 3/4% senior notes of Arch Wireless Communications, Inc., voting together as a single class;

    - the holders of the 10 7/8% senior discount notes of Arch Wireless, Inc., voting as a separate class; and

    - the lenders under the secured credit facility, voting as a separate class.

    The prepackaged bankruptcy plan must be approved by holders of at least two thirds in principal amount or accreted value of each class that vote on the prepackaged bankruptcy plan, and by a majority in number of those holders of each class who vote on the prepackaged bankruptcy plan.

Q. WHAT ARE THE DIFFERENCES BETWEEN THE EXCHANGE OFFER AND THE PREPACKAGED BANKRUPTCY PLAN?

A. The principal differences between the exchange offer and the prepackaged bankruptcy plan are as follows:

    - In the exchange offer, any currently outstanding notes that are not tendered will become obligations of the parent company, Arch Wireless, Inc., through a merger of the current intermediate holding company, Arch Wireless Communications, Inc., into the parent company. As a result, the untendered notes assumed by the parent company will be structurally subordinated to the new senior notes and exchangeable preferred stock. Structural subordination means that the operating assets of the Arch group of companies would not be available to satisfy claims of the untendered notes until all of the obligations of the operating company and its subsidiaries and the intermediate holding company have been paid in full.

    - In the exchange offer, the new intermediate holding company, currently known as Arch Transition Corp., will issue the new 12% senior notes and exchangeable preferred stock. By contrast, under the prepackaged bankruptcy plan, the old intermediate holding company, Arch Wireless Communications, Inc., will issue the new 12% senior notes and exchangeable preferred stock. In both the exchange offer and the prepackaged bankruptcy plan, the operating company, Arch Wireless Holdings, Inc., will issue the new variable rate secured senior notes and the parent company, Arch Wireless, Inc., will issue its common stock and the new voting preferred stock.

    - The prepackaged bankruptcy plan, if confirmed, will be binding upon all noteholders and secured credit facility lenders regardless of whether they vote for the prepackaged bankruptcy plan or whether the noteholders tender their notes in the exchange. Accordingly, none of the currently outstanding notes will remain outstanding. See the diagrams on pages [14] and [15].

Q. THERE ARE MANY DIFFERENT ARCH COMPANIES; WHICH ARE THE IMPORTANT ONES, AND
   WHY?

A. Arch Wireless, Inc. is the parent company of the Arch companies. It conducts substantially all of its business through its subsidiaries and its assets consist primarily of the stock of its subsidiaries. The parent company is the issuer of the outstanding 10 7/8% senior discount notes. It will issue common stock and new voting preferred stock in both the exchange offer and the prepackaged bankruptcy plan. See the diagrams on pages [12] through [15].

   Arch Wireless Holdings, Inc. is the subsidiary which, together with its own subsidiaries, conducts substantially all of the business operations of the Arch group of companies. It is also the borrower under Arch's secured credit facility and its subsidiaries are guarantors of that facility. In both the exchange offer and the prepackaged bankruptcy plan, Arch Wireless Holdings, Inc. will issue the new variable rate secured senior notes.

   Arch Wireless Communications, Inc. is an intermediate holding company between the parent company, Arch Wireless, Inc., and the operating company, Arch Wireless Holdings, Inc., as illustrated in the diagrams on pages [12] through [15]. This intermediate holding company is the issuer of four series of outstanding notes. It will issue the new 12% senior notes and exchangeable preferred stock if the prepackaged bankruptcy plan is implemented.

   In the exchange offer, Arch Transition Corp., a newly formed subsidiary of Arch Wireless Communications, Inc., will take the place of the old intermediate holding company and will issue the new 12% senior notes and exchangeable preferred stock. In the prepackaged bankruptcy plan, however, Arch Transition Corp. will have no role.

   The parent company, the operating company and its subsidiaries, the old intermediate holding company and the new intermediate holding company are the principal members of the Arch group of companies. Other subsidiaries of the parent company, which are not involved in the exchange offer, conduct activities in foreign countries. References in this prospectus/disclosure statement to "Arch," "we" or "us" refer to the entire Arch group of companies unless the context otherwise requires.

Q. WILL THE NEWLY ISSUED PREFERRED STOCK BE EXCHANGEABLE?

A. Yes, the voting preferred stock issued by the parent company and the exchangeable preferred stock issued by the intermediate holding company will together be exchangeable, at the option of the holder, into shares of the common stock of the parent company. Under some circumstances, these shares of preferred stock may be required to be exchanged into shares of common stock of the parent company. In both cases, these shares of common stock are being registered with the Securities and Exchange Commission.

Q. CAN THE VOTING PREFERRED STOCK AND EXCHANGEABLE PREFERRED STOCK BE TRANSFERRED SEPARATELY?

A. No, the voting preferred stock and exchangeable preferred stock will be issued as a unit and must be transferred as a unit.

Q. WHAT DOCUMENTS SHOULD I SUBMIT IF I AM A NOTEHOLDER?

A. You should either:

    - follow the procedures of the Automated Tender Offer Program, if your notes are held through The Depository Trust Company;

    - submit the attached color-coded letter of transmittal/consent for each series of outstanding notes that you wish to exchange:

      BLUE for the 9 1/2% senior notes due 2004

      GREEN for the 14% senior notes due 2004

      PINK for the 12 3/4% senior notes due 2007

      GRAY for the 13 3/4% senior notes due 2008

      YELLOW for the 10 7/8% senior notes due 2008

       together with the other documents described under "Summary -- What You Need to Submit;" or

    - follow the guaranteed delivery procedures described under "Summary -- What You Need to Submit."

    You should also:

    - vote on the prepackaged bankruptcy plan by submitting the attached color-coded ballot for each series of notes that you hold. Delivery instructions are set forth on the back page of this prospectus/disclosure statement and in voting instructions that will be sent to you.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Questions and Answers.................    i
Summary...............................    1
  Overall Restructuring...............    1
  The Exchange Offer..................    1
  The New Senior Notes and Preferred
     Stock............................    3
  The Prepackaged Bankruptcy Plan.....    8
  Arch................................    9
  Capitalization......................   10
  Illustrative Diagrams...............   11
  What You Need to Submit.............   16
Risk Factors..........................   18
  Risks Related to the Exchange Offer
     and an Investment in the New
     Senior Notes, Preferred Stock and
     Common Stock.....................   18
  Financial Risks.....................   21
  Business Risks......................   23
  Risks Related to the Possible
     Prepackaged Bankruptcy Filing....   25
Special Note Regarding Forward-Looking
  Information.........................   26
The Exchange Offer....................   27
Proposed Amendments...................   41
The Prepackaged Bankruptcy Plan.......   43
Selected Historical Financial and
  Operating Data......................   58
  Arch Wireless, Inc..................   58
  Arch Wireless Communications,
     Inc..............................   61
  Arch Wireless Holdings, Inc.........   63
Ratio of Earnings to Fixed Charges and
  Preferred Charges...................   64
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   65
     Consolidated.....................   65
     The Subsidiaries.................   75
Unaudited Pro Forma Consolidated
  Condensed Financial Statements......   76
Market Price Information and Dividend
  Policy..............................   88
Industry Overview.....................   90
Business..............................   95

                                        PAGE
                                        ----
Management............................  102
Principal Stockholders................  111
Description of Notes Being Offered....  115
Description of Stock Being Offered....  165
Description of Outstanding Equity
  Securities..........................  168
Description of Notes to be Tendered...  175
Description of Other Indebtedness.....  179
Material Federal Income Tax
  Considerations......................  183
Legal Matters.........................  202
Experts...............................  202
Where You Can Find More Information...  202
Index to Financial Statements.........  F-1
Annex A -- The Prepackaged Plan of
  Reorganization......................  A-1
Annex B -- Terms of the Voting
  Preferred Stock and Exchangeable
  Preferred Stock.....................  B-1
Annex C -- Form of Letter of
  Transmittal and Notice of Guaranteed
  Delivery............................  C-1
Annex D -- Financial Projections......  D-1
Annex E -- Summary of Terms of
  Proposed Amendment to Secured Credit
  Facility............................  E-1
Annex F -- Terms of the 9 1/2% Senior
  Notes...............................  F-1
Annex G -- Terms of the 14% Senior
  Notes...............................  G-1
Annex H -- Terms of the 12 3/4% Senior
  Notes...............................  H-1
Annex I -- Terms of the 13 3/4% Senior
  Notes...............................  I-1
Annex J -- Terms of the 10 7/8% Senior
  Discount Notes......................  J-1
Annex K -- Chart of Covenants to be
  Eliminated..........................  K-1
Annex L -- Hypothetical Chapter 7
  Liquidation Analysis................  L-1
Annex M -- Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations of Arch
  Wireless Communications, Inc. ......  M-1
Annex N -- Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations of Arch
  Wireless Holdings, Inc. ............  N-1

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus/disclosure statement. We urge you to read the entire prospectus/disclosure statement, including "Risk Factors," and the information contained in the public documents that we have filed with the Securities and Exchange Commission.

                             OVERALL RESTRUCTURING

     The exchange offer and prepackaged bankruptcy plan described in this prospectus/disclosure statement are part of an overall restructuring through which we intend to reduce our outstanding debt and improve our liquidity. In the exchange offer, we are offering to exchange new 12% senior notes, new variable rate secured senior notes, new preferred stock and common stock for the outstanding notes described in this prospectus/disclosure statement. As part of this restructuring, we are also negotiating amendments to our secured credit facility including reductions in interest rates and deferrals of some required payments.

     We are also asking holders of the outstanding notes and the lenders under the secured credit facility to approve a consensual, or prepackaged, bankruptcy plan for substantially all of our companies. The prepackaged bankruptcy plan provides an alternative means for us to accomplish our restructuring on substantially similar terms that will result in the same economic consequences to holders of outstanding notes and to lenders under the secured credit facility as if the holders had exchanged their notes in the exchange offer and the lenders had modified the secured credit facility.

     We will not have sufficient cash to pay the principal and interest payments due under the secured credit facility and the outstanding notes beginning in March 2002, and we may also be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then. We are currently highly leveraged with approximately $1.1 billion outstanding under our secured credit facility and $607.8 million in principal amount or accreted value of the outstanding notes which are the subject of this exchange offer. The exchange offer and proposed modifications to the secured credit facility will reduce by $546.5 million the amount of cash required to service our outstanding debt over the next three years from the amount required under the current secured credit facility and the outstanding notes.

     We are offering the holders of four of the five series of the outstanding notes a package of new senior notes and preferred stock having a combined principal amount and liquidation value equal to the total principal amount or accreted value and accrued interest through June 30, 2001 of their outstanding notes. The preferred and common stock that we are offering to holders of all five series of outstanding notes will have combined voting power equal to 50% of the combined voting power of all our outstanding shares assuming the exercise of all options having an exercise price of less than $1.00 per share, of stock of all classes, assuming all outstanding notes are exchanged.

                         THE EXCHANGE OFFER (PAGE [27])

The Exchange Offer............   We are offering to exchange new senior notes
                                 and exchangeable preferred stock of the new intermediate holding company, new variable rate secured senior notes of the operating company and new voting preferred stock and common stock of the parent company for all outstanding notes that are properly tendered and accepted. A total of approximately $607.8 million in principal amount or accreted value of the five outstanding series of notes were outstanding at May 1, 2001. The accreted value of the outstanding 12 3/4% senior notes and outstanding 13 3/4% senior notes per $1,000 of face amount as of June 30, 2001 will be $987 and $963, respectively.

Exchange Ratios...............   The exchange ratios for each $1,000 in
                                 principal amount or accreted value and accrued interest through June 30, 2001 of the five series of outstanding notes are listed on the cover page of this prospectus/disclosure statement.

Accrued Interest and Accretion
on Outstanding Notes..........   The exchange ratios for the outstanding 12 3/4%
                                 senior notes and 13 3/4% senior notes are based solely upon accreted value and accrued interest through June 30, 2001. The exchange ratios for the other senior notes are based solely upon principal and accrued interest through June 30, 2001. No additional notes, stock or other consideration will be paid on account of interest that accrues or value that accretes on the outstanding notes after June 30, 2001.

Comparative Market Prices.....   This prospectus/disclosure statement provides
                                 information about recent indicative prices for each series of outstanding notes, based on available market maker information, and for the common stock of the parent company for which the new preferred stock will be immediately exchangeable.

                                 The new senior notes and new preferred stock have not been traded in any market and we cannot forecast at what price levels they may trade. We do not expect to list the new senior notes and new preferred stock on any organized exchange.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on [            ], 2001,
                                 unless we extend the expiration date in our sole discretion.

Required Minimum
Participation.................   A majority in principal amount or accreted
                                 value of each of the five series of outstanding notes, and at least 85% in principal amount or accreted value of all five series of outstanding notes combined, must be tendered as a condition to the exchange offer. We may waive the 85% acceptance condition in our sole discretion, with the consent of the lenders under the secured credit facility.

Amendments to Outstanding
Notes.........................   A tender of outstanding notes in the exchange
                                 offer must be accompanied by the holder's approval of amendments to the indentures governing the outstanding notes. These amendments will eliminate substantially all of the rights of the holders of those notes that are not tendered other than the right to receive scheduled payments of principal and interest.

Modifications to Secured
Credit Facility...............   On or before the closing date for the exchange
                                 offer, the secured credit facility must be modified as described in Annex E. Our obligation to consummate the exchange offer is contingent upon the approval and implementation of these modifications. We are separately seeking consents to these modifications pursuant to the provisions of the secured credit facility. We are also separately soliciting acceptance of the prepackaged bankruptcy plan from the lenders.

Material Federal Income Tax
  Considerations..............   The federal income tax consequences of the
                                 exchange offer and prepackaged bankruptcy plan to an exchanging holder will depend upon a number of factors, including what outstanding notes the holder exchanges and what new senior notes and stock the holder receives. Depending upon these factors, the exchange offer and prepackaged bankruptcy plan may be taxable, in whole or part, to an exchanging holder. Since the new senior notes will be issued at a discount from their stated redemption price at maturity, a holder of a new senior note will be required to include original issue discount in gross income, as ordinary interest income, periodically over the term of the new senior note before receipt of the cash or other payment attributable to such income, regardless of such holder's method of tax accounting. For a more complete discussion of the tax consequences of the exchange offer and prepackaged bankruptcy plan, see "Material
                                 Federal Income Tax Considerations."

Withdrawal Rights.............   You may withdraw your tender of outstanding
                                 notes at any time prior to 5:00 p.m., New York
                                 City time, on the expiration date. To withdraw your tender, you must deliver to the exchange agent, Computershare Trust Company of New York, a signed written or facsimile transmission notice of withdrawal specifying the name of the holder of the notes to be withdrawn and the identity of the notes to be withdrawn. Any notice of withdrawal of notes tendered by book-entry transfer must also include the name and number of the account at The Depository
                                 Trust Company to be credited with the withdrawn notes.

                                 Any withdrawn notes will not be deemed to be validly tendered for purposes of the exchange offer and no new senior notes or preferred or common stock will be exchanged for them unless they are again validly tendered at a later date prior to the deadline for the exchange offer.

Dealer Managers and
Solicitation Agents...........   We have retained TD Securities and Bear,
                                 Stearns & Co. Inc. to act as joint lead dealer managers and solicitation agents in the exchange offer and the consent solicitation.

Exchange Agent................   We have retained Computershare Trust Company of
                                 New York to act as the exchange agent in the exchange offer.

Information Agent.............   We have retained MacKenzie Partners, Inc. to
                                 act as the information agent in the exchange offer.

      THE NEW SENIOR NOTES AND NEW PREFERRED STOCK (PAGES [115] AND [165])

     In place of the five series of outstanding notes, we propose to issue in the exchange offer or pursuant to the prepackaged bankruptcy plan:

     - 12% senior notes issued by the old or new intermediate holding company;

     - variable rate secured senior notes issued by the operating company;

     - units, each unit consisting of one share of exchangeable preferred stock of the old or new intermediate holding company and one share of junior voting preferred stock of the parent company, which are together exchangeable for common stock of the parent company; and

     - common stock of the parent company.

12% SENIOR NOTES

Securities:                      12% Senior Notes.

Issue Size:                      $204.6 million principal amount, assuming 100%
                                 of the outstanding notes are exchanged.

Ranking: The 12% senior notes will be unsecured senior obligations and will rank equal in right of payment to all existing and future senior indebtedness of the intermediate holding company and senior in right of payment to all subordinated indebtedness of the intermediate holding company. The 12% senior notes will be structurally subordinated in right of payment to the restated secured credit facility, the variable rate secured senior notes and trade payables of the operating company.

Maturity:                        [September 30], 2007.

Optional Redemption:             The intermediate holding company may redeem the
                                 12% senior notes at any time at a redemption price equal to the following percentages of the principal amount plus accrued interest:

                                 [October 1], 2001 -- [September 30],
                                 2003                           102%

                                 [October 1], 2003 -- [September 30],
                                 2005                           101%

                                 [October 1], 2005 -- maturity  100%

Change of Control:               Upon a change of control, the intermediate
                                 holding company will be required to make an offer to repurchase the 12% senior notes at 101% of the principal amount plus accrued interest to the date of repurchase.

Interest:                        Interest will accrue on the 12% senior notes at
                                 a rate of 12% per annum and will be payable semi-annually in arrears on [June 30] and [December 31] of each year. Interest will be payable in cash commencing [December 31], 2004.
                                 Through [June 30], 2004, interest will be payable in the form of additional 12% senior notes having a principal amount equal to the accrued interest then due.

Summary of Covenants:            Covenants will restrict the intermediate
                                 holding company and its subsidiaries from:

                                      - making restricted payments;

                                      - incurring indebtedness;

                                      - creating liens on their assets;

                                      - paying dividends or payments affecting
                                        their subsidiaries;

                                      - effecting a consolidation, merger or
                                        sale of their assets;

                                      - effecting transactions with their
                                        affiliates;

                                      - issuing or selling the capital stock of
                                        their subsidiaries;

                                      - having their subsidiaries guarantee
                                        obligations of third parties; and

                                      - designating unrestricted subsidiaries;

                                 and will obligate it to provide periodic reports to holders of the 12% senior notes.

     The dates set forth in brackets above are subject to change depending upon the issuance date of the notes.

     The terms of the 12% senior notes are summarized in greater detail under "Description of Notes Being Offered."

VARIABLE RATE SECURED SENIOR NOTES

Securities:                      Variable Rate Secured Senior Notes.

Issue Size:                      $60.0 million principal amount, assuming 100%
                                 of the 9 1/2% and 14% senior notes are
                                 exchanged.

Ranking: The variable rate secured senior notes will be secured obligations and will rank equal in right of payment with the secured credit facility. The variable rate secured senior notes will be guaranteed by the parent company, the intermediate holding company and all of the operating company's material subsidiaries. They will not be structurally subordinated to any obligations of the Arch group of companies.

Collateral:                      Substantially all of the assets of each of the
                                 Arch group of companies.

Maturity:                        December 31, 2006.

Optional Redemption:             The operating company may redeem the variable
                                 rate secured senior notes at any time without premium plus accrued interest, provided that the total amount of such redemption must be allocated ratably between the term loans under the secured credit facility and the variable rate secured senior notes.

Mandatory Redemption:            The operating company must redeem $600,000 of
                                 the variable rate secured senior notes on December 31 of each of 2002, 2003, 2004 and
                                 2005, together with the loans outstanding under the secured credit facility, out of excess cash flow, asset sales, insurance and condemnation awards and proceeds from the sale of specified
                                 Canadian subsidiaries.

Change of Control:               Upon a change of control, the variable rate
                                 secured senior notes will be due and payable without premium.

Interest:                        Interest will accrue on the variable rate
                                 secured senior notes at a rate of LIBOR plus
                                 4.25% per annum. The LIBOR rate will be re-set semi-annually. Cash interest will be payable in arrears on each June 30 and December 31 following the issuance of the variable rate secured senior notes.

Summary of Covenants:            The covenants will be the same as the covenants
                                 in the secured credit facility.

     The terms of the variable rate secured senior notes are summarized in greater detail under "Description of Notes Being Offered."

UNITS OF PREFERRED STOCK

Securities:                      Each unit will consist of one share of Series A
                                 junior voting preferred stock issued by the parent company and one share of Series A exchangeable preferred stock issued by the intermediate holding company.

Issue Size:                      818,228 units, representing $333.78 million
                                 liquidation value, or $407.93 per unit,
                                 assuming 100% of the outstanding notes are exchanged.

Transferability:                 Each share of voting preferred stock and
                                 exchangeable preferred stock will be
                                 transferable solely as a unit.

Ranking: The exchangeable preferred stock will, with respect to the payment of dividends and distributions upon a liquidation, winding-up or dissolution of the intermediate holding company, rank senior to common stock and all other classes or series of preferred stock of the intermediate holding company except as approved in advance by the holders of a majority of the outstanding shares of the exchangeable preferred stock. The voting preferred stock will, with respect to the payment of dividends, and distributions upon a liquidation, winding-up or dissolution of the parent company, rank senior to the common stock and junior to all other classes or series of preferred stock.

Dividends:                       Dividends will not be payable on the
                                 exchangeable preferred stock unless otherwise declared by the board of directors of the intermediate holding company. Dividends will not be payable on the voting preferred stock unless otherwise declared by the board of directors of the parent company.

Liquidation Rights:              The holders of exchangeable preferred stock
                                 will be entitled to be paid $407.93 per share out of the assets of the intermediate holding company available for distribution to its stockholders before any payment or declaration and setting apart for payment of any amount may be made in respect of any shares of common stock or any other classes or series of preferred stock of the intermediate holding company, except any other series approved in advance by the holders of a majority of the outstanding shares of exchangeable preferred stock. The holders of voting preferred stock will be entitled to be paid $.001 per share out of the assets of the parent company available for distribution to its stockholders after payment or declaration and setting apart for payment all required amounts in respect of any other series of preferred stock.

Voting Rights:                   Each share of exchangeable preferred stock will
                                 be entitled to one vote on all matters voted on by stockholders of the intermediate holding company. The exchangeable preferred stock will vote together with the common stock of the intermediate holding company as a single class, except as otherwise required by law. Each share of voting preferred stock will be entitled to
                                 205.56 votes on all matters voted on by
                                 stockholders of the parent company. The voting preferred stock will vote together with the common stock of the parent company as a single class, except as otherwise required by law.

Change of Control:               Upon a change of control of the parent company
                                 or the intermediate holding company, the intermediate holding company will offer to repurchase all outstanding shares of exchangeable preferred stock at $412.01 per share and the parent company will offer to repurchase all outstanding shares of voting preferred stock at $.001 per share. At the election of the intermediate holding company and the parent company, the repurchase could be effected by a cash payment or by an exchange of shares of the parent company's common stock.
                                 The repurchase price may not be paid in cash unless all outstanding indebtedness for money borrowed required to be paid by the intermediate holding company, whether directly or indirectly as a guarantor, as a result of the change of control or otherwise then due and payable has been paid in full. The definition of change of control is the same as for the 12% senior notes, described on pages 117 and 118.

Mandatory Repurchase:            At any time after the ninth anniversary of the
                                 closing of the exchange offer, the holders may require the intermediate holding company to repurchase all of the outstanding shares of exchangeable preferred stock at $407.93 per share and the parent company to redeem all outstanding shares of voting preferred stock at $.001 per share. At the election of the intermediate holding company and the parent company, the repurchase could be effected by a cash payment or by an exchange of shares of the parent company's common stock, with the shares of parent common stock being valued as follows:

                                      - If on the date of repurchase the average
                                        closing sale price of the parent
                                        company's common stock for the 30
                                        trading days immediately preceding the
                                        date of repurchase is equal to or
                                        greater than $1.98, the shares of parent company common stock will be valued at the average closing sale price for that 30 trading day period; or

                                      - If on the date of repurchase the closing
                                        sale price of the parent company's
                                        common stock for the 30 trading days
                                        immediately preceding the date of
                                        repurchase is less than $1.98, the
                                        shares of parent company common stock
                                        will be valued at 95% of the average
                                        closing sale price for that 30 trading
                                        day period.

Optional Exchange:               Each unit will be exchangeable for 205.56
                                 shares of the parent company's common stock at the holder's option. This exchange ratio will be adjusted to reflect any stock splits or dividends affecting the parent company's common stock.

Mandatory Exchange:              Each unit will be required to be exchanged for
                                 205.56 shares of the parent company's common stock if the market price of the parent company's common stock equals or exceeds $3.97 per share for at least 60 consecutive trading days. The exchange ratio will be proportionately adjusted to reflect any stock splits or dividends affecting the parent company's common stock.

     The terms of the new voting preferred stock and exchangeable preferred stock are summarized in greater detail under "Description of Stock Being Offered" and are contained in full in Annex B.

COMMON STOCK

     The terms of the parent company's common stock are summarized under "Description of Outstanding Equity Securities -- Parent Company -- Common Stock."

                  THE PREPACKAGED BANKRUPTCY PLAN (PAGE [43])

     We are soliciting the consents of holders of the outstanding notes and the lenders under our secured credit facility to a prepackaged bankruptcy plan as an alternative means to restructure the Arch group of companies if less than a majority in principal amount or accreted value of each series of the outstanding notes, and less than 85% in principal amount or accreted value of all five series combined, are tendered in the exchange offer or if all of the lenders under the secured credit facility do not approve the modifications to the secured credit facility. If these conditions are not met, but we obtain the required consents to the prepackaged bankruptcy plan as described below, we intend to file the prepackaged bankruptcy plan. A copy of the prepackaged bankruptcy plan is attached as Annex A.

     The prepackaged bankruptcy plan must be approved by holders of at least two thirds in principal amount or accreted value of the notes and loans of each of the following classes that are voted on the prepackaged bankruptcy plan, and by a majority by class of all the voting noteholders and lenders of each of these classes:

     - the holders of Arch Wireless Communications, Inc. 9 1/2% senior notes and 14% senior notes, voting together as a single class;

     - the holders of Arch Wireless Communications, Inc. 12 3/4% senior notes and 13 3/4% senior notes, voting together as a single class;

     - the holders of Arch Wireless, Inc. 10 7/8% senior discount notes, voting as a separate class; and

     - the lenders under the secured credit facility, voting as a separate class. This class includes lenders and their affiliates that entered into interest rate hedge agreements with the operating company.

     The principal differences between the exchange offer and the prepackaged bankruptcy plan are as follows:

     - In the exchange offer, any currently outstanding notes which are not tendered will become obligations of the parent company, Arch Wireless, Inc., through a merger of the current intermediate holding company, Arch Wireless Communications, Inc., into the parent company. As a result, the untendered notes assumed by the parent company will be structurally subordinated to the new senior notes and exchangeable preferred stock. Structural subordination means that the operating assets of the Arch group of companies would not be available to satisfy claims of the untendered notes until all of the obligations of the operating company and its subsidiaries and the intermediate holding company have been paid in full.

     - In the exchange offer, the new intermediate holding company, currently known as Arch Transition Corp., will issue the new 12% senior notes and exchangeable preferred stock. By contrast, under the prepackaged bankruptcy plan, the old intermediate holding company, Arch Wireless Communications, Inc., would issue the new 12% senior notes and exchangeable preferred stock. In both the exchange offer and the prepackaged bankruptcy plan, the operating company, Arch Wireless Holdings, Inc., would issue the new variable rate secured senior notes and the parent company, Arch Wireless, Inc., would issue its common stock and voting preferred stock.

     - The prepackaged bankruptcy plan, if confirmed, will be binding upon all noteholders and secured credit facility lenders regardless of whether they vote for the prepackaged bankruptcy plan or whether the noteholders tender their notes in the exchange. Accordingly, under the prepackaged bankruptcy plan, none of the currently outstanding notes will remain outstanding. See the diagrams on pages [14] and [15].

     The new senior notes and new preferred stock to be issued under the prepackaged bankruptcy plan would be identical to the new senior notes and new preferred stock that would be issued in the exchange offer.

     Any holder who has delivered a valid ballot or master ballot may withdraw its vote by delivering a written notice of withdrawal to the information agent before the voting deadline. All votes cast will be irrevocable upon the voting deadline. To be valid, the notice of withdrawal must:

     - describe the notes or secured credit facility claims to which it relates,

     - be signed by the party who signed the ballot or master ballot to be revoked, and

     - be received by the information agent before the voting deadline.

     Any holder who delivers a valid ballot or master ballot may change its vote by delivering to the information agent a properly completed subsequent ballot or master ballot so as to be received before the voting deadline. In the case where more than one timely, properly completed ballot or master ballot is received prior to the voting deadline, only the ballot or master ballot that bears the latest date will be counted. After the chapter 11 case is commenced, a vote of a holder may only be changed or withdrawn with the permission of the bankruptcy court upon a showing of "cause" pursuant to bankruptcy rule 3018(a).

                                ARCH (PAGE [95])

     Arch is a leading provider of wireless messaging and information services in the United States. Currently, Arch primarily provides traditional paging services, which enables subscribers to receive messages on their pagers composed entirely of numbers, such as a phone number, or on some pagers, numbers and letters, which enables the subscriber to receive text messages. Arch also markets and sells advanced wireless messaging services which enable subscribers to respond to messages or create and send wireless email messages to other wireless messaging devices, including pagers and personal digital assistants, or PDAs, and to personal computers. Arch also offers wireless information services, such as stock quotes and news, voice mail, personalized greeting, message storage and retrieval, equipment loss protection and equipment maintenance for both traditional and advanced customers. Our services are commonly referred to as wireless messaging and information services.

     The principal office of Arch Wireless, Inc. is located at 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581, and its telephone number is
(508) 870-6700. Each of Arch Wireless Communications, Inc., Arch Wireless Holdings, Inc. and Arch Transition Corp. has the same address and telephone number. Arch's address on the world wide web is www.arch.com. The information on Arch's web site is not incorporated by reference into this prospectus/disclosure statement and should not be considered a part of this prospectus/disclosure statement.

                            CAPITALIZATION (PAGE 76)

     The following table sets forth the consolidated capitalization of the Arch group of companies as of March 31, 2001 and our consolidated capitalization as adjusted to give effect to:

     - the exchange offer and the proposed modifications to the secured credit facility, assuming 100% of the currently outstanding notes of all five series are exchanged for new 12% senior notes and variable rate secured senior notes and preferred and common stock; or

     - the prepackaged bankruptcy plan.

     You should read this table together with the other financial information appearing elsewhere in this prospectus/disclosure statement. The diagrams on pages [12] through [15] provide important information about which companies will issue the new senior notes and new preferred and common stock in the exchange offer or the prepackaged bankruptcy plan and how the new senior notes will rank in comparison with other outstanding indebtedness of the Arch group of companies.

                                                                      AS OF MARCH 31, 2001
                                                              -------------------------------------
                                                              HISTORICAL         AS ADJUSTED(1)
                                                              -----------    ----------------------
                                                                     (DOLLARS IN THOUSANDS)
CURRENT MATURITIES OF LONG-TERM DEBT........................  $    37,640         $    22,295
LONG-TERM DEBT, LESS CURRENT MATURITIES:
  Secured bank debt(2)......................................      930,515           1,097,314
  Canadian bank debt........................................       61,238              61,238
  Variable rate secured senior notes due 2006...............           --              60,000
  12% senior notes due 2007.................................           --             204,596
  9 1/2% senior notes due 2004..............................      125,000                  --
  14% senior notes due 2004.................................      100,000                  --
  12 3/4% senior notes due 2007.............................      128,239                  --
  13 3/4% senior notes due 2008.............................      141,367                  --
  10 7/8% senior discount notes due 2008....................      137,641                  --
  6 3/4% convertible subordinated debentures due 2003.......          939                 939
                                                              -----------         -----------
          Total long-term debt, less current maturities.....    1,624,939           1,424,087
                                                              -----------         -----------
Redeemable preferred stock..................................       31,107             364,887
                                                              -----------         -----------
STOCKHOLDERS' EQUITY:
Common Stock -- $.01 par value, authorized 300,000,000
  shares (500,000,000 as adjusted), issued and outstanding
  172,322,090...............................................        1,723               1,990
Additional paid-in capital..................................    1,103,044           1,133,099
Accumulated other comprehensive income......................          265                 265
Accumulated deficit.........................................   (1,378,219)         (1,555,112)
                                                              -----------         -----------
          Total stockholders' equity (deficit)..............     (273,187)           (419,758)
                                                              -----------         -----------
          Total capitalization..............................  $ 1,420,499         $ 1,391,511
                                                              ===========         ===========

---------------
(1) If the minimum required amount of 85% of the currently outstanding notes of all series are exchanged, total long-term debt, less current maturities would be $1.48 billion, total stockholders' deficit would be $346.4 million and total capitalization would be $1.47 billion, assuming that the same portion of each of the five series of outstanding notes is tendered.

(2) Historical bank debt is reflected net of a $151.5 million discount to face value recorded on bank debt assumed in the acquisition of PageNet.

                             ILLUSTRATIVE DIAGRAMS

     The following diagrams illustrate in general terms:

     - the corporate structure and outstanding indebtedness of the parent company and its principal subsidiaries prior to the announcement of the exchange offer and following the exchange offer, assuming that 100% of the five series of outstanding notes are exchanged and the proposed modifications to the secured credit facility are made; and

     - the structure and outstanding indebtedness of the parent company and its principal subsidiaries prior to the filing of the prepackaged bankruptcy plan and following the confirmation of the prepackaged bankruptcy plan.

     Notes, stock and secured credit facility obligations that are involved in the restructuring are indicated in boldface.

                          PRIOR TO THE EXCHANGE OFFER

                              ARCH WIRELESS, INC.
                                (parent company)

                   10 7/8% SENIOR DISCOUNT NOTES DUE 2008(1)
              6 3/4% Convertible Subordinated Debentures due 2003
                    Guarantee of Secured Credit Facility(2)
             Series C Preferred Stock and Series F Preferred Stock
                  Common Stock (traded on OTC Bulletin Board)

                       ARCH WIRELESS COMMUNICATIONS, INC.
                       (old intermediate holding company)

                       9 1/2% SENIOR NOTES DUE 2004(1)(3)
                        14% SENIOR NOTES DUE 2004(1)(3)
                      12 3/4% SENIOR NOTES DUE 2007(1)(3)
                      13 3/4% SENIOR NOTES DUE 2008(1)(3)
                      Guarantee of Secured Credit Facility

                             ARCH TRANSITION CORP.
                       (new intermediate holding company)

                          ARCH WIRELESS HOLDINGS, INC.
                              (operating company)

                           SECURED CREDIT FACILITY(4)
                Security interest in certain assets in favor of
                  9 1/2% Senior Notes and 14% Senior Notes(4)

                         VARIOUS OPERATING SUBSIDIARIES

                             Secured Guarantees of
                           Secured Credit Facility(4)
                Security interest in certain assets in favor of
                  9 1/2% Senior Notes and 14% Senior Notes(4)

---------------
(1) The exchange offer covers these notes.
(2) The guarantee of the secured credit facility is secured by a pledge of the capital stock and intercompany notes of the old intermediate holding company, Arch Wireless Communications, Inc.
(3) These notes rank equally in right of payment, except that the 9 1/2% senior notes and the 14% senior notes are secured by some of the assets of the operating company, Arch Wireless Holdings, Inc., and some of its subsidiaries.
(4) The five series of notes covered by the exchange offer are structurally subordinated in right of payment to the secured credit facility, except that the 9 1/2% senior notes and the 14% senior notes are secured on an equal basis with the secured credit facility by some of the assets of the operating company and some of its subsidiaries. The operating company's obligations under the secured credit facility are secured by a pledge of the capital stock of the operating company and various operating subsidiaries and substantially all of the assets of the operating company and its subsidiaries.

                            AFTER THE EXCHANGE OFFER

                              ARCH WIRELESS, INC.
           (parent company after the old intermediate holding company has been merged into it)

         Untendered Senior Notes of old intermediate holding company(1)
         Untendered 10 7/8% Senior Discount Notes of parent company(1)
              6 3/4% Convertible Subordinated Debentures due 2003
                    Guarantee of Secured Credit Facility(2)
               GUARANTEE OF VARIABLE RATE SECURED SENIOR NOTES(2)
             Series C Preferred Stock and Series F Preferred Stock
                 COMMON STOCK (TRADED ON OTC BULLETIN BOARD)(3)
                  SERIES A JUNIOR VOTING PREFERRED STOCK(3)(5)

                      Arch Transition Corp., to be renamed
                       ARCH WIRELESS COMMUNICATIONS, INC.
                       (new intermediate holding company)

                              12% SENIOR NOTES(4)
                    SERIES A EXCHANGEABLE PREFERRED STOCK(5)
                    GUARANTEE OF SECURED CREDIT FACILITY(2)
               GUARANTEE OF VARIABLE RATE SECURED SENIOR NOTES(2)

                          ARCH WIRELESS HOLDINGS, INC.
                              (operating company)

                     VARIABLE RATE SECURED SENIOR NOTES(4)
                    SECURED CREDIT FACILITY, REFLECTING THE
                             PROPOSED AMENDMENTS(4)

                         VARIOUS OPERATING SUBSIDIARIES

                             Secured Guarantees of
                           Secured Credit Facility(4)
                             SECURED GUARANTEES OF
                             VARIABLE RATE SECURED
                                SENIOR NOTES(4)

---------------
(1) If less than 100% of the five series of outstanding notes are tendered in the exchange offer, the untendered notes will be obligations of the parent company, Arch Wireless, Inc., and will have none of their current rights except the right to receive payments of principal and interest when due. Any untendered notes will be structurally subordinated to the new 12% senior notes of the new intermediate holding company and variable rate secured senior notes of the operating company issued in the exchange offer.
(2) The guarantee of the secured credit facility and variable rate secured senior notes will be secured by a security interest in substantially all of the assets of Arch Wireless Communications, Inc.
(3) Includes common stock reserved for issuance upon exchange of the junior voting preferred stock of the parent company and the new exchangeable preferred stock of the new intermediate holding company, Arch Wireless Communications, Inc.
(4) The new 12% senior notes will be unsecured obligations of the new intermediate holding company and will be structurally subordinated in right of payment to the secured credit facility as amended, and the new variable rate secured senior notes. Payment of the variable rate secured senior notes will be guaranteed by the operating company's subsidiaries. The secured credit facility, as amended, and the variable rate secured senior notes will be secured by a security interest in substantially all of the assets, other than cash, of the new intermediate holding company, the operating company and, except for limited exceptions, their subsidiaries.
(5) This new preferred stock will be exchangeable for shares of common stock of Arch Wireless, Inc.

                    PRIOR TO THE PREPACKAGED BANKRUPTCY PLAN

                              ARCH WIRELESS, INC.
                                (parent company)

                   10 7/8% SENIOR DISCOUNT NOTES DUE 2008(1)
              6 3/4% Convertible Subordinated Debentures due 2003
                    Guarantee of Secured Credit Facility(2)
             Series C Preferred Stock and Series F Preferred Stock
                  Common Stock (traded on OTC Bulletin Board)

                       ARCH WIRELESS COMMUNICATIONS, INC.
                       (old intermediate holding company)

                       9 1/2% SENIOR NOTES DUE 2004(1)(3)
                        14% SENIOR NOTES DUE 2004(1)(3)
                      12 3/4% SENIOR NOTES DUE 2007(1)(3)
                      13 3/4% SENIOR NOTES DUE 2008(1)(3)
                      Guarantee of Secured Credit Facility

                          ARCH WIRELESS HOLDINGS, INC.
                              (operating company)

                           SECURED CREDIT FACILITY(4)
                Security interest in certain assets in favor of
                  9 1/2% Senior Notes and 14% Senior Notes(4)

                         VARIOUS OPERATING SUBSIDIARIES

                             Secured Guarantees of
                           Secured Credit Facility(4)
                Security interest in certain assets in favor of
                  9 1/2% Senior Notes and 14% Senior Notes(4)

---------------
(1) The prepackaged bankruptcy plan covers these notes.

(2) The guarantee of the secured credit facility is secured by a pledge of the capital stock and intercompany notes of the old intermediate holding company, Arch Wireless Communications, Inc.

(3) These notes rank equally in right of payment, except that the 9 1/2% senior notes and the 14% senior notes are secured by some of the assets of the operating company, Arch Wireless Holdings, Inc., and some of its subsidiaries.

(4) The five series of notes covered by the exchange offer are structurally subordinated in right of payment to the secured credit facility, except that the 9 1/2% senior notes and the 14% senior notes are secured on an equal basis with the secured credit facility by some of the assets of the operating company and some of its subsidiaries. The operating company's obligations under the secured credit facility are secured by a pledge of the capital stock of the operating company and various operating subsidiaries and substantially all of the assets of the operating company and its subsidiaries.

                     AFTER THE PREPACKAGED BANKRUPTCY PLAN

                              ARCH WIRELESS, INC.
                                (parent company)

              6 3/4% Convertible Subordinated Debentures due 2003
                    Guarantee of Secured Credit Facility(1)
               GUARANTEE OF VARIABLE RATE SECURED SENIOR NOTES(1)
             Series C Preferred Stock and Series F Preferred Stock
                 COMMON STOCK (TRADED ON OTC BULLETIN BOARD)(2)
                   SERIES A JUNIOR VOTING PREFERRED STOCK(4)

                       ARCH WIRELESS COMMUNICATIONS, INC.
                       (old intermediate holding company)

                              12% SENIOR NOTES(3)
                    SERIES A EXCHANGEABLE PREFERRED STOCK(4)
                    GUARANTEE OF SECURED CREDIT FACILITY(1)
                       GUARANTEE OF VARIABLE RATE SECURED
                                SENIOR NOTES(1)

                          ARCH WIRELESS HOLDINGS, INC.
                              (operating company)

                     VARIABLE RATE SECURED SENIOR NOTES(3)
                    SECURED CREDIT FACILITY, REFLECTING THE
                             PROPOSED AMENDMENTS(3)

                         VARIOUS OPERATING SUBSIDIARIES

                             Secured Guarantees of
                          Secured Credit Facility (3)
                      Secured Guarantees of Variable Rate
                            Secured Senior Notes (3)

---------------
(1) The guarantee of the secured credit facility and variable rate secured senior notes will be secured by a security interest in substantially all of the assets of Arch Wireless Communications, Inc.

(2) Includes common stock reserved for issuance upon exchange of the junior voting preferred stock of the parent company and the new preferred stock of the old intermediate holding company, Arch Wireless Communications, Inc.

(3) The new 12% senior notes will be unsecured obligations of the old intermediate holding company and will be structurally subordinated in right of payment to the secured credit facility as amended, and the new variable rate secured senior notes. Payment of the variable rate secured senior notes will be guaranteed by the operating company's subsidiaries. The secured credit facility, as amended, and the variable rate secured senior notes will be secured by a security interest in substantially all of the assets, other than cash, of the old intermediate holding company, the operating company and, except for limited exceptions, their subsidiaries.

(4) This new preferred stock will be exchangeable for shares of common stock of Arch Wireless, Inc.

                 WHAT YOU NEED TO SUBMIT (PAGES [31] AND [37])

PROCEDURES FOR TENDERING OUTSTANDING NOTES AND DELIVERING CONSENTS

     You will receive a letter of transmittal and other materials and instructions for tendering your notes. A form of letter of transmittal is attached as Annex C. If you hold more than one series of notes, you will receive separate materials for each series. The letters of transmittal and other materials are color-coded as follows:

     - 9 1/2% senior notes due 2004 in BLUE;

     - 14% senior notes due 2004 in GREEN;

     - 12 3/4% senior notes due 2007 in PINK;

     - 13 3/4% senior notes due 2008 in GRAY; and

     - 10 7/8% senior discount notes due 2008 in YELLOW.

     A tender of notes in the exchange offer must also contain the holder's approval of amendments to the indentures governing such tendered notes. These amendments will eliminate substantially all of the rights of the holders of those notes that are not tendered other than the right to receive scheduled payments of principal and interest.

     If you are a registered holder of outstanding notes, you can tender those notes on or prior to the expiration date in one of three ways:

     - Automated Tender Offer Program. To effectively tender notes that are held through The Depository Trust Company, participants in The Depository Trust Company should transmit their acceptance through The Depository Trust Company's Automated Tender Offer Program. The Depository Trust Company will then verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered notes held through The Depository Trust Company must be made to the exchange agent pursuant to the book-entry delivery procedures described below under "The Exchange Offer-Book Entry Transfers."

     - Physical Tenders.  You can also tender by:

          - delivering a properly completed and duly executed letter of transmittal or an agent's message in connection with a book-entry transfer and any other documents required by the letter of transmittal, to the exchange agent at the address set forth on the back cover page of this prospectus/disclosure statement; and

          - either delivering original certificates representing your notes to the exchange agent or complying with the book-entry transfer procedures.

     - Guaranteed Delivery Procedures. If you cannot comply with these procedures on a timely basis or if the original certificates evidencing your notes are not immediately available, you may tender pursuant to the guaranteed delivery procedures described under "The Exchange Offer - Guaranteed Delivery Procedures."

     If your certificates for notes are registered in the name of a person other than the signer of a letter of transmittal, the certificate must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of the holder or holders appear on the certificates, with the signatures on the certificates or bond powers guaranteed. In the event these procedures are followed by a beneficial owner tendering notes, the registered holder or holders of the notes must sign a valid consent pursuant to the letter of transmittal, because notes may not be tendered without also consenting to the proposed amendments to the indenture, and only registered holders are entitled to deliver consents.

     If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or held through a book-entry transfer facility, and you wish to tender your notes and deliver a consent to the proposed amendments, you should contact the registered holder promptly and instruct such registered holder to tender the original certificates evidencing your notes on your behalf. If you wish to tender your notes yourself, you must either make appropriate arrangements to register ownership of your notes in your name prior to completing and executing the letter of transmittal and, where applicable, to deliver original certificates evidencing such notes or follow the procedures described in the immediately preceding paragraph.

VOTING PROCEDURES WITH RESPECT TO THE PREPACKAGED BANKRUPTCY PLAN

     THE VALID TENDER OF NOTES PURSUANT TO THE EXCHANGE OFFER DOES NOT CONSTITUTE A VOTE TO ACCEPT THE PREPACKAGED BANKRUPTCY PLAN. YOU MUST VOTE ON THE PLAN SEPARATELY BY VOTING ON A SEPARATE BALLOT.

     For the prepackaged bankruptcy plan to be approved by the bankruptcy court, the bankruptcy code requires, among other things, that the prepackaged bankruptcy plan be approved by holders of at least two thirds in principal amount or accreted value of the notes and loans under the secured credit facility of each of the following classes that are voted on the prepackaged bankruptcy plan, and by a majority of all the voting noteholders, and lenders under the secured credit facility of each of these classes:

     - the holders of Arch Wireless Communications, Inc. 9 1/2% senior notes and 14% senior notes, voting together as a single class;

     - the holders of Arch Wireless Communications, Inc. 12 3/4% senior notes and 13 3/4% senior notes, voting together as a single class;

     - the holders of Arch Wireless, Inc. 10 7/8% senior discount notes, voting as a separate class; and

     - the lenders under the secured credit facility, voting as a separate class. This class includes lenders and their affiliates that entered into interest hedging agreements with the operating company.

     Because only votes cast for or against the prepackaged bankruptcy plan are counted, a failure to vote will not be counted, and it is therefore possible that we may obtain the necessary acceptances of the prepackaged bankruptcy plan by the votes of substantially less than two thirds in amount of and one half in number of each class of the outstanding notes and loans.

     It is important that each holder of outstanding notes and loans exercise its right to vote to accept or reject our prepackaged bankruptcy plan. To vote to accept or reject our prepackaged bankruptcy plan, each noteholder and lender must execute and deliver a ballot.

     For noteholders that hold their notes in street name, you will receive from your broker, bank, proxy intermediary or other nominee, together with this prospectus/disclosure statement, a ballot and related materials and instructions to be used to vote on the prepackaged bankruptcy plan. You will receive a separate ballot and related voting materials and instructions for each series of outstanding notes that you own in your own name. These ballots and related materials will be color-coded as follows:

     - 9 1/2% senior notes due 2004 and 14% senior notes due 2004 in BLUE;

     - 12 3/4% senior notes due 2007 and 13 3/4% senior notes due 2008 in GRAY; and

     - 10 7/8% senior discount notes due 2008 in YELLOW.

     To vote on the prepackaged bankruptcy plan, you must complete the enclosed ballot and deliver it to your broker, bank, proxy intermediary or other nominee, or to the information agent, as indicated on the enclosed return envelope,
before the [          ], 2001 voting deadline.

     If you have been instructed to return your ballot to your bank, broker, proxy intermediary or other nominee, or to their agent, you must return your ballot to them in sufficient time for them to process it and return it to the information agent before the voting deadline.

     For purposes of voting to accept or reject the prepackaged bankruptcy plan, the beneficial owners of the outstanding notes will be deemed to be the "holders" of the claims represented by such notes. Outstanding notes that are voted by a beneficial owner must be voted in their entirety either to accept or reject the prepackaged bankruptcy plan and may not be split by the beneficial owner. For a detailed description of voting procedures applicable to the prepackaged bankruptcy plan, see "The Prepackaged Bankruptcy Plan -- Voting Instructions and Procedures for the Prepackaged Bankruptcy Plan" and the enclosed ballot(s).

                                  RISK FACTORS

RISKS RELATED TO THE EXCHANGE OFFER AND AN INVESTMENT IN THE NEW SENIOR NOTES, NEW PREFERRED STOCK AND COMMON STOCK

 If you tender your notes, you will lose all of your current contractual rights as a creditor of the parent company or the old intermediate holding company. As a holder of new senior notes, you will have different contractual rights. As a stockholder of the old or new intermediate holding company and/or the parent company, you will not have your current priority in bankruptcy or liquidation proceedings and you will be more vulnerable than a creditor would be to decreases in the value of your investment if future adverse developments in our business occur.

     If you exchange your outstanding notes for new senior notes, preferred stock and/or common stock, you will lose the specific rights that you currently have as a noteholder of the parent company or as a noteholder of the old intermediate holding company. Instead, you will have different rights under your new senior notes and stock. For example, the new 12% senior notes of the old or new intermediate holding company and the variable rate secured senior notes of the operating company will have lower interest rates and later maturity dates than some of the notes you tender.

     Holders of new preferred stock of the old or new intermediate holding company and common stock and preferred stock of the parent company will not have the more senior position that a creditor of the same company would have in bankruptcy or liquidation proceedings. In a liquidation, holders of stock are paid, if at all, only after claims of debtholders are satisfied. As a consequence, you will suffer more from future adverse developments relating to our financial condition, results of operations or prospects than you would as a holder of debt securities.

 An active trading market for the new senior notes and new preferred stock may never develop, and it may prove difficult for you to resell them. Recently, the parent company's common stock was delisted from the Nasdaq National Market and no prediction can be made as to whether it will trade actively on the OTC Bulletin Board.

     The new senior notes and new preferred stock have not been traded in any market and we cannot forecast whether or at what price levels they may trade in any market. We do not expect to list the new senior notes and new preferred stock on any organized exchange. The new preferred stock will be exchangeable for common stock of the parent company. Recently, the parent company's common stock was delisted from the Nasdaq National Market and no prediction can be made as to whether it will trade actively on the OTC Bulletin Board. The preferred stock, to the extent it trades, may trade at prices that are different from its liquidation value.

 Trading prices of the parent company's common stock have fluctuated significantly in the past and may continue to be volatile so that we cannot predict whether or when holders of common stock or exchangeable preferred stock can resell their stock at a profit.

     The market price of the parent company's common stock has fluctuated substantially since 1998. Between January 1, 1998 and April 30, 2001, the reported sale price of such common stock on the Nasdaq National Market ranged from a high of $20.8125 per share in April 1998 to a low of $0.31 per share in April 2001. On April 30, 2001, the common stock was removed from the Nasdaq National Market and now trades on the OTC Bulletin Board. On May 10, 2001, the price of the common stock was $0.35 per share. See "Market Price Information and Dividend Policy."

     The trading price of such common stock following the closing of the exchange offer will be affected by the risk factors referred to in this prospectus/disclosure statement, as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of wireless messaging companies such as ours have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or in earnings before interest, income taxes, depreciation and amortization from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of the parent company's common stock in any given period. The trading price of this stock may also be affected by developments which may not have any direct relationship with our business or long-term prospects. These include reported financial results and fluctuations in the trading prices of the shares of other publicly held companies in the wireless messaging industry.

 The exchange ratios used in the exchange offer were not negotiated by the noteholders, may not currently be favorable to you, and may never prove to be favorable to you. The exchange ratios are fixed, and will not be adjusted to reflect changes in the market price of the outstanding notes or the parent company's common stock. The market value of the new senior notes and new preferred and common stock received may be less than the market value of the outstanding notes exchanged for those securities at the time of the exchange.

     The exchange ratios for outstanding notes in the exchange offer were determined by us on the basis that we should use an exchange ratio reasonably expected to result in acceptance by a sufficient number of noteholders in light of secured or unsecured status, relative priority and other characteristics that are unique to each series of outstanding notes. No negotiations took place between us and representatives of any series of outstanding notes. The exchange ratios are not necessarily related to trading prices for outstanding notes or the parent company's common stock, assets, net worth or results of operations.

     Because the new senior notes and new preferred stock are not currently traded, it is not possible to compare market values of the new securities to be received in the exchange offer with the market value of the outstanding notes.

     The exchange ratios will not be adjusted if the market price of our outstanding notes increases or the market price of the parent company's common stock declines. The value of the new senior notes and new preferred stock issued in the exchange offer may fall below the valuation that may be implied for them by the exchange ratios. Values may fall during the period between the time you tender outstanding notes and the time you take delivery of the new senior notes and new preferred stock. Values may also fall at any time afterwards.

 Approximately 54.5 million shares of the parent company's common stock may be issued in the future, not counting the 168.2 million shares reserved for issuance in exchange for the preferred stock you will receive. This could cause the market price of the common stock to drop significantly, even if our business does well.

     At March 31, 2001, without giving effect to the 16,634,483 shares of the parent company's common stock to be issued in connection with the exchange offer or the prepackaged bankruptcy plan, 172.3 million shares of the parent company's common stock were issued and outstanding. In addition, 26.3 million shares of common stock were issuable upon conversion of convertible securities and exercise of warrants and stock options and 28.2 million shares were reserved for award and issuance pursuant to various employee equity plans. Up to 168.2 million shares of common stock will be reserved for issuance upon the exchange of the new preferred stock to be issued in the exchange offer. The issuance of any of these shares will substantially dilute the proportionate equity interests of the holders of this stock. Having these shares available for resale in the public securities markets, and particularly the perception that substantial numbers of shares might be resold, could depress prevailing market prices of the common stock and, therefore, the exchange value of the preferred stock.

 The financial projections in Annex D are based upon a number of assumptions and estimates. These assumptions and estimates may be incorrect and as a result, we may not achieve the financial results, including the level of cash flow, that management projects.

     Our management has prepared the financial projections contained in Annex D as required in connection with the filing of a prepackaged bankruptcy plan. These projections assume that the exchange offer and related transactions will be implemented in accordance with their current terms and present the projected effects of the prepackaged bankruptcy plan on future operations if the exchange offer and related transactions are consummated. These projections are based upon a number of other assumptions and estimates. For example, these projections assume that 100% of the outstanding notes of all five series will be tendered and accepted in the exchange offer. However, the exchange offer may still take place if a smaller amount of notes are tendered. If some of the notes remain outstanding, we will be more leveraged and will have higher interest payments than indicated in the projections. The assumptions and estimates underlying the projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties. Accordingly, our future financial condition and results of operations following the exchange offer may vary significantly from those set forth in the projections. Consequently, the projections should not be regarded as a representation by us, our advisors or any other person that the projections will be achieved. See "Special Note Regarding Forward-Looking Statements." If the projected results are not achieved, our operating losses may be larger and the trading price of the parent company's common stock and our other securities may suffer.

 The pro forma financial statements are also based upon a number of assumptions and estimates that may be incorrect and as a result may not be a good indication of our future financial results.

     The pro forma condensed consolidated financial statements included in this prospectus are based on certain assumptions and estimates. For example, the pro forma financial statements assume that 100% of the outstanding notes of all five series will be tendered and accepted in the exchange offer. However, the exchange offer may still take place if a smaller amount of notes are tendered. If some of the notes remain outstanding, we will be more leveraged and will have higher interest payments than indicated in the pro forma financial statements. As a result, the pro forma financial results may not be a good indication of the financial condition or the results of operations that will be recorded in the future.

 Holders of 12% senior notes may be required to recognize taxable income even in years when they are not receiving cash interest payments.

     The new secured and 12% senior notes will be issued at a discount from their stated redemption price at maturity. Consequently, a holder of a new secured and unsecured senior note will be required to include original issue discount in gross income, as ordinary interest income, periodically over the term of the new senior note, regardless of such holder's method of accounting. See "Material Federal Income Tax Considerations." For this reason, a holder of new senior notes may be required to recognize taxable income before that holder receives any cash interest payments.

 If you do not tender your outstanding notes, the notes that you retain may have substantially fewer rights than they have now and will be structurally subordinated in right of payment to the new senior notes and new preferred stock. This may leave you unprotected in the future.

     The tender of notes in the exchange offer must be accompanied by your approval of amendments to the indentures governing such tendered notes. These amendments will eliminate substantially all of the rights of the holders of those notes that are not tendered other than the right to receive scheduled payments of principal and interest. If you decide not to tender your notes in the exchange offer, the notes that you retain will no longer have any of these additional rights if we implement the exchange offer. Your position as a noteholder may suffer if any developments occur which these additional rights were designed to protect you against, such as distributions to stockholders, incurrence of additional indebtedness, or unfavorable business combinations or changes in control. Furthermore, you will be structurally subordinated to the new senior notes and exchangeable preferred stock.

     Since tenders are revocable, you will not know at any time before the expiration date how many other notes are being tendered or whether the amendments are likely to be approved.

 Guarantees of the new variable rate secured senior notes by some of the Arch subsidiaries may be voided under some legal circumstances.

     The new variable rate secured senior notes will be guaranteed by most of the subsidiaries of the operating company, by the intermediate holding company and by the parent company. These guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced. Under these laws, if a court were to find that, at the time any guarantor issued its guarantee of the notes:

     - it issued the guarantee to delay, hinder or defraud present or future creditors; or

     - it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee and

        -- it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds of the notes or the guarantee; or

        -- it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

        -- it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

        -- it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the obligations under the guarantee, subordinate the guarantee to that guarantor's other debt or take other action detrimental to holders of the notes.

     The guarantee could be subject to the claim that, because the guarantee was incurred for the benefit of the issuer of the new variable rate secured senior notes, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

     The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceedings to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

     We cannot be sure as to the standard that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors' other debt.

FINANCIAL RISKS

 Several unpredictable factors may cause our adjusted earnings before interest, income taxes, depreciation and amortization to be insufficient to meet debt service requirements or satisfy financial covenants. Continued net losses are likely and we cannot predict whether we will ever be profitable.

     Many of the factors that will determine whether or not we generate sufficient earnings before interest, income taxes, depreciation and amortization to meet current or future debt service requirement and satisfy financial covenants are inherently difficult to predict. These include the decreased demand for traditional messaging services and the uncertain market for advanced messaging services which compete against services offered by telephone, cellular and PCS providers, new service developments and technological change. This decreased demand led to a net reduction of 888,000 units in service in 2000 and a further

784,000 units in service in the three months ended March 31, 2001. These developments have led to our inability to pay required principal and interest payments beginning in March 2002, the possibility that we will be in default under the secured credit facility in September 2001 and our receipt of an opinion from our independent public accountants which includes an explanatory paragraph with respect to the uncertainty regarding Arch's ability to continue as a going concern.

     As a holder of exchangeable preferred stock as well as a creditor of the old or new intermediate holding company or the operating company, the value of your investment may depend on our profitability as well as the availability of cash flow to service debt. We have reported net losses in the past. We expect that we will continue to report net losses and cannot give any assurance about when, if ever, we are likely to attain profitability, due to the factors mentioned above.

 Revenues and operating results may fluctuate, leading to fluctuations in available cash flow, trading prices and possible liquidity problems.

     We believe that future fluctuations in our revenues and operating results may occur due to many factors, particularly the decreased demand for traditional messaging services and the uncertain market for advanced messaging services. Our current and planned expenses and debt repayment levels are and will be to a large extent fixed in the short term, and are based in part on past expectations as to future revenues and cash flows. We may be unable to adjust spending in a timely manner to compensate for any past or future revenue or cash flow shortfall. It is possible that, due to these fluctuations, our revenue, cash flow or operating results may not meet the expectations of securities analysts or investors, or even to cause us not to meet the debt repayment schedules or financial covenants contained in our debt instruments.

 Even if the exchange offer is successful, our leverage will still be significant and may continue to burden our operations, impair our ability to obtain additional financing, reduce the amount of cash available for our operations and required debt payments and make us more vulnerable to financial downturns.

     We have been highly leveraged, and will remain leveraged to a substantial degree even if the exchange offer or the prepackaged bankruptcy plan is implemented and our secured credit facility is modified. Our ratio of total debt to our latest three month annualized adjusted earnings before interest, income taxes, depreciation and amortization was 4.6 to 1 as of March 31, 2001. On a pro forma basis, after giving effect to the exchange of all outstanding notes in the exchange offer and the modification to our secured credit facility, as if they had occurred on March 31, 2001, this ratio would have been 4.0 to 1.

     Adjusted earnings before interest, income taxes, depreciation and amortization is not a measure defined by generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by us, may not necessarily be comparable to similarly titled data of other wireless messaging companies.

     Leverage may:

     - require a substantial portion of our cash flow to be used to pay interest expense; for example, if only the minimum amounts of outstanding notes are exchanged, interest payments on the remaining notes will require interest payments of $11.4 million during 2002;

     - impair our ability to obtain additional financing that might prove to be necessary for working capital, capital expenditures or other purposes on acceptable terms, if at all; and

     - limit our ability to further refinance or amend the terms of our existing debt obligations, if necessary or advisable.

     We may not be able to reduce our financial leverage as we intend, and we may not be able to achieve an appropriate balance between growth which we consider acceptable and future reductions in financial leverage. If we are not able to achieve continued growth in adjusted earnings before interest, income taxes, depreciation and amortization, we may not be able to amend or refinance our existing debt obligations and we may be precluded from incurring additional indebtedness due to cash flow coverage requirements under existing or future debt instruments. The successful completion of the exchange offer does not mean that we will not have to file a bankruptcy plan under chapter 11 in the future.

 Restrictions under debt instruments may prevent us from declaring dividends, incurring or repaying debt, making acquisitions, altering lines of business or taking actions that our management considers beneficial.

     Various debt instruments will impose operating and financial restrictions on us, both now and in the future. Our secured credit facility requires various operating subsidiaries to maintain specified revenue levels and meet specified financial ratios, including maximum leverage ratios, a minimum interest coverage ratio, a minimum pro forma debt service coverage ratio and a minimum fixed charge coverage ratio. It also limits or restricts, among other things, our operating subsidiaries' ability to:

     - declare dividends or repurchase capital stock;

     - incur or pay back indebtedness;

     - engage in mergers, consolidations, acquisitions and asset sales; or

     - alter their lines of business or accounting methods, even though these actions would otherwise benefit us.

     We might be prevented from taking some of these actions because we could not obtain the necessary consents even though we believed that taking the actions would be beneficial. A breach of any of these covenants could result in a default under the secured credit facility and/or other debt instruments.

BUSINESS RISKS

 Recent declines in our units in service may continue or even accelerate; this trend may impair our financial results.

     In 2000, we experienced a decrease of 2,073,000 units in service; 888,000 due to subscriber cancellations and 1,185,000 due to definitional changes made after the MobileMedia and PageNet acquisitions to reflect a common definition of units in service. In the three months ended March 31, 2001, we experienced a further decrease of 784,000 units in service. We believe demand for traditional messaging services declined in 1999 and 2000 and will continue to decline and that future growth in the wireless messaging industry will be attributable to advanced messaging and information services. As a result, we expect to continue to experience significant declines of units in service for the foreseeable future as our addition of advanced messaging subscribers will likely be exceeded by our loss of traditional messaging subscribers.

     Cancellation of units in service can significantly affect the results of operations of wireless messaging service providers. The sale and marketing costs associated with attracting new subscribers are substantial compared to the costs of providing service to existing customers. Because the wireless messaging business is characterized by high fixed costs, cancellations directly and adversely affect earnings before interest, income taxes, depreciation and amortization.

 Competition from larger telephone, cellular and PCS companies is intensifying and may reduce our revenues and adjusted earnings before interest, income taxes, depreciation and amortization.

     Wireless messaging companies like us, whose units in service have been declining, increasingly compete for market share against large telephone, cellular and PCS providers like AT&T Wireless, Cingular, MCI/WorldCom, Sprint PCS, Verizon and Nextel. We will also compete with other messaging companies that continue to offer traditional and advanced messaging services. Some competitors possess greater financial, technical and other resources than those available to us. If any of these competitors were to devote additional resources to their wireless messaging business or focus on our historical business segments, they could secure our customers and reduce demand for our products. This could materially reduce our revenues and earnings before interest, income taxes, depreciation and amortization and have a material adverse effect on earnings before interest, income taxes, depreciation and amortization.

 Mobile, cellular and PCS telephone companies have introduced phones and services with substantially the same features and functions as the advanced messaging products and services provided by us, and have priced such devices and services competitively. Our future growth and profitability depends on the success of our advanced messaging services.

     Our advanced messaging services will compete with other available mobile wireless services, which have already demonstrated high levels of market acceptance, including cellular, PCS and other mobile phone services. Many of these other mobile wireless phone services now include wireless messaging as an adjunct service or to replace send-and-receive messaging services entirely. It is less expensive for an end user to enhance a cellular, PCS or other mobile phone with modest data capability than to use both a mobile phone and a pager. This is because the nationwide cellular, PCS and other mobile phone carriers have subsidized the purchase of mobile phones more heavily and because prices for mobile wireless services have been declining rapidly. In addition, the availability of coverage for these services has increased, making the two types of service and product offerings more comparable. Thus, companies other than us seeking to provide wireless messaging services may be able to bring their products to market faster or in packages of products that consumers and businesses find more valuable than those to be provided by us. If this occurs, our market share will erode and financial operations will be impaired.

 We may need additional capital to expand our business and to refinance existing debt, which could be difficult to obtain. Failure to obtain additional capital may preclude us from developing or enhancing our products, taking advantage of future opportunities, growing our business or responding to competitive pressures.

     Our business strategy requires substantial funds to be available to finance the continued development and future growth and expansion of its operations, including the development and implementation of advanced messaging services. Our future capital requirements will depend on factors that include:

     - subscriber growth;

     - the type of wireless messaging devices and services demanded by customers;

     - technological developments;

     - competitive conditions;

     - the nature and timing of our strategy for developing technical resources to provide advanced messaging services; and

     - acquisition strategies and opportunities.

 Obsolescence in company-owned wireless units may impose additional costs on us.

     Technological change may also adversely affect the value of the units we own and lease to our subscribers. If our current subscribers request more technologically advanced wireless units, including advanced messaging devices, we could incur additional inventory costs and capital expenditures if we are required to replace these units within a short period of time. Such additional costs or capital expenditures could have a material adverse effect on our results of operations.

 Because we depend on Motorola for devices and on Glenayre for other equipment, our operations may be disrupted if we are unable to obtain equipment from them in the future.

     We do not manufacture any of the equipment customers need to take advantage of our services. We are dependent primarily on Motorola, Inc. to obtain sufficient equipment inventory for new subscribers and replacement needs and on Glenayre Electronics, Inc. for sufficient terminals and transmitters to meet our expansion and replacement requirements. Significant delays in obtaining any of this equipment could lead to disruptions in operations and adverse financial consequences. Our purchase agreement with Motorola for messaging devices expires on October 1, 2001. There can be no assurance that this agreement will be renewed or, if renewed, that the renewed agreement will be on terms and conditions as favorable to us as those under the current agreement.

     We rely on third parties to provide satellite transmission for some aspects of our wireless messaging services. To the extent there are satellite outages or if satellite coverage is impaired in other ways, we may experience a loss of service until such time as satellite coverage is restored, which could have a material adverse effect on us due to customer complaints.

 Challenges involved in integrating PageNet's operations with our operations may strain our capacities and may prevent the combined company from achieving intended synergies.

     We may not be able to successfully finish integrating the operations of Paging Network, Inc., known as PageNet, into our own. The combination of the two companies requires, among other things, coordination of administrative, sales and marketing, customer billing and services distribution, accounting and finance functions and conversion of information and management systems. The difficulties of such integration will initially be increased by the need to coordinate geographically separate organizations and to integrate personnel with disparate business backgrounds and corporate cultures and by the fact that PageNet had suspended a significant restructuring of its own operations prior to the merger of the two companies.

     The integration process could cause the disruption of the activities of the two businesses that are being combined. We may not be able to retain key employees of PageNet. The process of integrating PageNet's business into ours may require a disproportionate amount of time and attention of our management and financial and other resources. Even if integrated in a timely manner, there is no assurance that we will operate smoothly or that we will fulfill our objective of achieving cost reductions and synergies.

RISKS RELATING TO THE POSSIBLE PREPACKAGED BANKRUPTCY PLAN

 The prepackaged bankruptcy plan may be confirmed even if the noteholders do not vote to accept it.

     If our noteholders do not accept the prepackaged bankruptcy plan, we nevertheless could seek to confirm the prepackaged bankruptcy plan pursuant to the "cramdown" provisions of the bankruptcy code. The bankruptcy court may confirm a plan that is rejected by an impaired class of unsecured creditors if the rejecting class receives property of a value equal to the amount of the class's claims or if the plan provides that no claims junior in right of payment to the rejecting class will receive or retain any property of value under the plan on account of such claim or equity interest and the bankruptcy court makes other necessary findings. The bankruptcy court may confirm a plan that is rejected by an impaired class of secured creditors if the rejecting class retains its security interest in the same collateral and receives deferred cash payments having a present value at least equal to the value of the class' collateral and the bankruptcy court makes other necessary findings.

     See "The Prepackaged Bankruptcy Plan -- Confirmation of the Prepackaged Bankruptcy Plan Without Acceptance by All Classes of Impaired Claims." There can be no assurance that the bankruptcy court will make the factual findings and reach the legal conclusions required to permit confirmation of the prepackaged bankruptcy plan through a cramdown.

 If the prepackaged bankruptcy plan is not confirmed, the ultimate recovery by noteholders and lenders under the secured credit facility could be adversely affected.

     If the prepackaged bankruptcy plan is not confirmed in a timely manner, we will have to pursue other alternatives which would likely consist of filing of an alternative plan of reorganization under chapter 11 of the bankruptcy code or a liquidation of our businesses under chapter 7 or chapter 11 of the bankruptcy code.

     Our ability to propose and confirm an alternative plan of reorganization is uncertain and in any event would likely take significantly more time and result in delays in the ultimate distributions to noteholders.

     If confirmation of an alternative plan of reorganization is unsuccessful, we would likely be liquidated. Based upon our analysis, liquidation under chapter 7 would result in no distributions to the noteholders on account of the unsecured portions of their claims and with respect to the portions of the 9 1/2% senior notes due 2004 and 14% senior notes due 2004 that are secured by some of our assets and the claims of the lenders under the secured credit facility, the distribution would be less in a liquidation than the amount to be distributed under the prepackaged bankruptcy plan. See "The Prepackaged Bankruptcy Plan -- Best Interests Test/The Liquidation Analysis." In a liquidation under chapter 11, our assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. However, no liquidation would realize the full going concern value of our businesses. Consequently, we believe that a liquidation under chapter 11 would also result in smaller distributions to noteholders and lenders than those provided for in the prepackaged bankruptcy plan.

 Confirmation of the prepackaged bankruptcy plan could be delayed.

     The bankruptcy code provides that votes by creditors to accept or reject a plan of reorganization obtained before the filing of a chapter 11 case are binding so long as the solicitation of such votes complied with applicable nonbankruptcy law governing the adequacy of disclosure in connection with such solicitations. The bankruptcy court could conclude that this prospectus/disclosure statement does not meet the disclosure requirements of the bankruptcy code and require us to resolicit acceptances of the prepackaged bankruptcy plan from noteholders and lenders. In such event, confirmation of the prepackaged bankruptcy plan, and the receipt by noteholders and lenders of the distributions to be made to them under the prepackaged bankruptcy plan, would be delayed.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus/disclosure statement contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should consider any statements that are not statements of historical fact to be forward-looking statements. These include statements to the effect that Arch or any of its affiliates, management or directors "believe", "expect", "anticipate", "plan" and similar expressions. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results." If new information becomes available or other events occur in the future, Arch will update any forward-looking statements to the extent required by the securities laws, but not otherwise.

                               THE EXCHANGE OFFER

BACKGROUND

     The exchange offer and prepackaged bankruptcy plan described in this prospectus/disclosure statement are part of an overall restructuring through which we intend to reduce our outstanding debt and improve our liquidity. In the exchange offer, we are offering to exchange new 12% senior notes, variable rate secured senior notes and shares of preferred and common stock for the notes described in this prospectus/disclosure statement. As part of this restructuring, we are also negotiating modifications to our secured credit facility.

     We are also asking holders of the outstanding notes and the lenders under the secured credit facility to approve a consensual, or prepackaged, bankruptcy plan for substantially all of our companies. The prepackaged bankruptcy plan provides an alternative means for us to accomplish our restructuring on substantially similar terms that will result in the same economic consequences to holders of outstanding notes and lenders under the secured credit facility as if the holders had exchanged their notes in the exchange offer and the lenders had modified the secured credit facility.

     We will not have sufficient cash to pay the principal and interest payments due under the secured credit facility and the outstanding notes beginning in March 2002. Furthermore, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, we will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then. We need to restructure because our traditional paging business declined significantly in 2000 and the first quarter of 2001. We believe that it will continue to decline. While demand for advanced wireless messaging services is growing and we believe that it will continue to grow, it has not grown sufficiently to offset the loss of revenue from traditional paging. We are currently highly leveraged with approximately $1.1 billion outstanding under our secured credit facility and $607.8 million in principal amount or accreted value of the outstanding five series of notes which are the subject of this exchange offer. The exchange offer and proposed modifications to the secured credit facility will reduce by $546.5 million the amount of cash required to service our outstanding debt over the next three years from the amount required under the current secured credit facility and the outstanding notes.

     The proposed modifications to our secured credit facility will defer principal payments in the amount of $314 million which are now scheduled to be paid in 2002 through 2005 and reduce the interest rates due on the secured credit facility loans on a weighted average basis by approximately 130 basis points. This reduction in interest rates will reduce our annual cash interest expense on the secured credit facility by approximately $47 million over the next three years. The modifications will also change the financial covenants to reflect our anticipated operating results, consent to the various transactions necessary to implement the exchange, including the issuance by the operating company of the variable rate secured senior notes and share all of the collateral for the secured credit facility loans and the variable rate secured senior notes.

     If all holders of each series of outstanding notes exchange all of their outstanding notes into new senior notes and new preferred and common stock, or if the prepackaged plan is confirmed, our cash requirement to service interest and principal expense for the new senior notes over the next three years will be $469.3 million less than the interest expense and principal for the outstanding five series of notes for the same period.

     We are offering the holders of four of the five series of the outstanding notes a package of new senior notes and preferred stock having a combined principal amount and liquidation value equal to the total principal amount or accreted value plus accrued interest through June 30, 2001 of their outstanding notes. The preferred and common stock that we are offering to the noteholders will have combined voting power equal to 50% of the combined voting power of all our outstanding shares of stock of all classes, assuming all outstanding notes are exchanged.

     We have structured the exchange offer and the prepackaged plan to maintain substantially the same priorities in our capital structure which the secured credit facility and the five series of notes currently have. The secured credit facility is secured by a security interest in substantially all of our assets. A portion of the old intermediate holding company's 9 1/2% and 14% senior notes are secured by a security interest in certain of our operating assets. This restructuring provides that $60 million principal amount of the 9 1/2% and 14% senior notes are secured. The unsecured balance of the old intermediate holding company's 9 1/2% and 14% senior notes, like all of the other series of outstanding notes, are unsecured obligations of their own issuer. The new 12% senior notes, new exchangeable preferred stock and common stock have the same relative priority in our capital structure as the notes for which they are to be exchanged, except for the parent company's 10 7/8% senior discount notes. We are proposing to exchange the 10 7/8% senior discount notes for new exchangeable preferred stock and parent company common stock. The exchangeable preferred stock for which the 10 7/8% senior discount notes will be exchanged elevates the priority of the 10 7/8% noteholders to that of the four series of intermediate holding company noteholders, to the extent the parent company noteholders also receive exchangeable preferred stock. However, the parent company voting preferred stock and common stock that they will receive will be junior in priority to the parent company's other series of preferred stock.

     We believe that this restructuring treats all holders of notes and secured credit facility lenders fairly. We urge all holders to exchange their notes and urge all noteholders and secured credit facility lenders to vote in favor of the prepackaged bankruptcy plan. If this restructuring or prepackaged bankruptcy plan is not accepted by the necessary majorities, we will need to review our other options which include an alternative restructuring plan or bankruptcy plan or the filing of a bankruptcy petition. We believe that all noteholders and secured credit facility lenders will receive securities having more value under this proposal than is available under any other alternative.

     On April 26, 2001, the boards of directors of the parent company and its subsidiaries unanimously approved the terms of the restructuring contemplated by the exchange offer and the prepackaged bankruptcy plan.

TERMS OF THE EXCHANGE OFFER

     We are offering to exchange new 12% senior notes, variable rate secured senior notes and preferred and common stock for all of the outstanding notes described below at the following exchange ratios:

                         NEW SECURITIES OFFERED:
--------------------------------------------------------------------------
  PRINCIPAL
  AMOUNT OF                                LIQUIDATION
ARCH WIRELESS                               VALUE OF
HOLDINGS, INC.                              UNITS OF          SHARES OF
VARIABLE RATE    PRINCIPAL AMOUNT OF      EXCHANGEABLE      ARCH WIRELESS,
SECURED SENIOR  ARCH TRANSITION CORP.   AND JUNIOR VOTING    INC. COMMON
    NOTES         12% SENIOR NOTES       PREFERRED STOCK        STOCK
--------------  ---------------------   -----------------   --------------
      $258.31          $333.76               $407.93          --
      $258.31          $333.76               $407.93          --
     --                $450.00               $550.00          --
     --                $450.00               $550.00          --
     --               --                     $717.20         142.50


--------------
  PRINCIPAL
  AMOUNT OF
ARCH WIRELESS
HOLDINGS, INC.
VARIABLE RATE
SECURED SENIOR     IN EXCHANGE FOR EACH $1,000 OF PRINCIPAL AMOUNT OR
    NOTES       ACCRETED VALUE AND ACCRUED INTEREST AT JUNE 30, 2001 OF:
--------------  --------------------------------------------------------
      $258.31   Arch Wireless Communications, Inc. 9 1/2% senior notes
                due 2004
      $258.31   Arch Wireless Communications, Inc. 14% senior notes due
                2004
     --         Arch Wireless Communications, Inc. 12 3/4% senior notes
                due 2007
     --         Arch Wireless Communications, Inc. 13 3/4% senior notes
                due 2008
     --         Arch Wireless, Inc. 10 7/8% senior discount notes due
                2008

     We will accept all notes validly tendered and not withdrawn before the expiration date, upon the terms and subject to the conditions set forth in this prospectus/disclosure statement and in the letter of transmittal which accompanies this prospectus/disclosure statement. You will receive new 12% senior notes, variable rate secured senior notes, preferred stock and/or common stock, depending upon which series of outstanding notes you own, for all tendered notes, in accordance with the exchange ratios set forth on the cover page of this prospectus/disclosure statement. As of May 1, 2001, $607.8 million in aggregate principal amount or accreted value of notes of all five series was outstanding.

     The exchange ratios for the outstanding 12 3/4% senior notes and 13 3/4% senior notes are based solely upon accreted value and accrued interest through June 30, 2001. The exchange ratios for the other series of outstanding notes are based solely upon principal and accrued interest through June 30, 2001. There will be no adjustment to the exchange ratios to account for interest that accrues or value that accretes on the outstanding notes if the closing of the restructuring occurs after June 30, 2001. Calculations of share amounts with respect to preferred and common stock will be rounded up or down to the nearest whole share and no fractional shares of preferred and common stock will be issued.

     Only a registered holder of notes, or a registered holder's legal representative or attorney-in-fact, as reflected on the records of the trustee under the respective indenture, may participate in the exchange offer. There will be no fixed record date for determining the registered holders of the notes entitled to participate in the exchange offer.

     Holders of notes do not have any appraisal or dissenters' rights under the indentures governing such notes or otherwise in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission.

     Holders who tender notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of such notes in the exchange offer and will be required to pay transfer taxes only as provided in the instructions of the letter of transmittal. We will pay all charges and expenses in connection with the exchange offer.

EXPIRATION DATE; EXTENSIONS

     The expiration date will be 5:00 p.m., New York City time, on [          ],
2001, the 20th business day after the commencement of the exchange offer, or at such later date as we may determine in our sole discretion.

CONDITIONS

     Consummation of the exchange offer is subject to the following conditions:

     Minimum Tender of Notes. Our obligation to consummate the exchange offer is conditioned on the valid tender of the following minimum amounts of notes:

        Arch Wireless Communications, Inc.:

          a majority of the outstanding principal amount of the 9 1/2% senior notes due 2004.
          a majority of the outstanding principal amount of the 14% senior notes due 2004.
          a majority of the outstanding accreted value of the 12 3/4% senior notes due 2007.
          a majority of the outstanding accreted value of the 13 3/4% senior notes due 2008.

        Arch Wireless, Inc.:

          a majority of the outstanding principal amount of the 10 7/8% senior discount notes due 2008.

        Combined:

          85% of the principal amount or accreted value of all five outstanding series of notes combined.

     These tenders must be valid and not withdrawn prior to the expiration date of the exchange offer. We will be deemed to have accepted validly tendered notes only when, and if, we give oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of notes for the purposes of receiving the new senior notes, new preferred stock and common stock.

     Modifications to Secured Credit Facility. On or before the closing date for the exchange offer, the secured credit facility must be modified to provide for the terms described in Annex E. Our obligation to consummate the exchange offer is contingent upon the completion and implementation of these modifications. Implementation of these modifications requires agreement from 100% of the lenders under the secured credit facility.

     Amendments to the Indentures. Holders of outstanding notes who tender in connection with the exchange offer must also consent to:

     - amend the indentures to eliminate:

        - any covenants which may be modified or eliminated by a vote of the holders of a majority in outstanding principal amount of the old notes;

        - all events of default except those that relate to the non-payment of principal or interest due on the notes;

        - any provisions which condition a merger on compliance with any financial criteria; and

        - any provisions which require the issuer to repurchase securities upon a change of control or sale of assets.

     In addition, the amendments to the indentures for the 9 1/2% senior notes due 2004 and the 14% senior notes due 2004 will eliminate the requirement that these notes be ratably secured and will require the trustee under each indenture to release its existing security interest.

     These amendments will remove substantially all of the rights of those notes that are not tendered, other than their right to receive scheduled payments of principal and interest. See "Proposed Amendments."

     You must indicate your consent to the amendments by checking the applicable box on your letter of transmittal. Your tender will not be accepted unless you consent to the amendments.

     Regardless of any other term of the exchange offer, we will not be required to accept any notes for exchange which we reasonably believe violates applicable laws, rules or regulations or an applicable interpretation of the staff of the Securities and Exchange Commission. In that case, we may:

     - refuse to accept any notes and return all tendered notes to their holders; or

     - extend the exchange offer and retain all notes tendered before the expiration of the exchange offer, subject however, to the rights of holders to withdraw those notes described under -- "Withdrawal."

     We may waive the required amounts of tendered notes or any of the other conditions of the exchange offer, except for the modifications to the secured credit facility, if, in our judgment, such waiver is appropriate under the circumstances.

INFORMATION AGENT

     MacKenzie Partners, Inc. will act as the information agent for the exchange offer. All inquiries in connection with the exchange offer should be addressed to the information agent at the address and telephone number set forth on the back cover page of this prospectus/disclosure statement.

EXCHANGE AGENT

     Computershare Trust Company of New York will act as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent as set forth on the back cover page of this prospectus/disclosure statement and the letters of transmittal.

PROCEDURES FOR TENDERING NOTES AND DELIVERY OF CONSENTS

     The following summarizes the procedures to be followed by holders who wish to tender their outstanding notes and to consent to the proposed amendments to the indentures governing such notes. Each holder will receive a letter of transmittal and other materials and instructions for tendering each series of notes. Holders who tender notes in the exchange offer in accordance with the procedures described below are also consenting to the proposed amendments to the indenture.

Tender of Notes; Delivery of Consents

     A registered holder can tender notes by:

     - delivering a properly completed and duly executed letter of transmittal for each series of notes owned by such holder, or manually signed facsimile or an agent's message in connection with a book-entry transfer, and any other documents required by the letter of transmittal, to the exchange agent at the address set forth below and on the back cover page of this prospectus/disclosure statement; and

     - either delivering certificates representing the notes to the exchange agent or complying with the book-entry transfer procedures described under -- "Book-Entry Transfers" below,

on or prior to the expiration date. A registered holder who cannot comply with these procedures on a timely basis or whose certificates evidencing its notes are not immediately available may tender its notes pursuant to the guaranteed delivery procedures under "Guaranteed Delivery Procedures" described below.

     LETTERS OF TRANSMITTAL AND CERTIFICATES REPRESENTING NOTES SHOULD BE TENDERED ONLY TO THE EXCHANGE AGENT AND NOT TO US, TO THE INFORMATION AGENT OR TO THE TRUSTEE. The following is the address for hand deliveries and delivery by overnight courier to the exchange agent:

               By Mail:                      By Hand and Overnight Courier:
Computershare Trust Company of New York  Computershare Trust Company of New York
          Wall Street Station                        88 Pine Street
             P.O. Box 1010                             19th Floor
     New York, New York 10268-1010              New York, New York 10005

                   By Facsimile Transmission: (212) 701-7636
                        (For Eligible Institutions Only)
                 Confirm Facsimile by Telephone: (212) 701-7624
                      For Information Call: (212) 701-7624

     If the certificates for notes are registered in the name of a person other than the signer of a letter of transmittal, the certificates must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of the holder or holders appear on the certificates, with the signatures on the certificates or bond powers guaranteed as provided below. In the event these procedures are followed by a beneficial owner tendering its notes, the registered holder or holders must sign a valid consent pursuant to the letter of transmittal, because notes may not be tendered without also consenting to the proposed amendments to the indentures governing such notes, and only registered holders are entitled to deliver those consents.

     Any beneficial owner whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominees or held through a book-entry transfer facility, and who wishes to tender its notes and deliver a consent to the proposed amendments to the indentures should contact the registered holder promptly and instruct the registered holder to tender the certificates evidencing its notes and consent to the proposed amendments to the indentures on the beneficial owner's behalf. If the beneficial owner wishes to tender its notes itself, the beneficial owner must either make appropriate arrangements to register ownership of the certificates evidencing its notes in the beneficial owner's name prior to completing and executing the letter of transmittal and, where applicable, delivering such certificates, or follow the procedures described in the immediately preceding paragraph.

     To effectively tender notes that are held through The Depository Trust Company and to consent to the amendments to the indentures governing the notes, participants in The Depository Trust Company should transmit their acceptance through The Depository Trust Company's Automated Tender Offer Program, for which the transaction will be eligible and The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered notes held through The Depository Trust Company must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering Depository Trust Company participant must comply with the guaranteed delivery procedures set forth below.

     THE METHOD OF DELIVERY OF NOTES AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF DELIVERY IS BY MAIL, WE SUGGEST THAT YOU USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE OF THE EXCHANGE OFFER TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO SUCH DATE.

     A valid tender of your notes will constitute an agreement with us in accordance with the terms and conditions set forth in this prospectus/disclosure statement and in the letter of transmittal. You should read the letter of transmittal carefully.

     The entire principal amount or accreted value of notes deposited with the exchange agent will be deemed to have been tendered unless otherwise indicated. If less than the entire principal amount or accreted value of any notes evidenced by a submitted certificate is tendered, the tendering holder should fill in the principal amount or accreted value tendered in the appropriate box on the letter of transmittal with respect to the deposit being made. The tender will also constitute a consent to the proposed amendments to the indenture, but only to the extent of the principal amount or accreted value of notes being tendered. Upon completion of the exchange offer, unless otherwise required under Special Delivery Instructions in the letter of transmittal, the exchange agent will then return to the tendering holder as promptly as practicable following the expiration date of the exchange offer, notes in principal amount or accreted value equal to the portion of the delivered notes not tendered.

Signature Guarantees

     All signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an institution that is eligible to make signature guarantees. These eligible institutions include a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States. Signature guarantees are not required if notes are tendered:

     - by a registered holder of notes or by a participant in The Depository Trust Company whose name appears on a security position listing the participant as the owner of such notes, who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     - for the account of an eligible institution.

Book-Entry Transfers

     The exchange agent will establish an account with respect to the tendered notes at The Depository Trust Company promptly after the date of this prospectus/disclosure statement. A financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of tendered notes by causing The Depository Trust Company to transfer such tendered notes into the exchange agent's account at The Depository Trust Company in accordance with its procedure for the transfer. Although delivery of the tendered notes may be effected through book-entry delivery at The Depository Trust Company, in any case either:

     - the letter of transmittal, with any required signature guarantees, or an agent's message, together with any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer, or

     - the guaranteed delivery procedures set forth below must be followed.

Delivery of documents to The Depository Trust Company in accordance with its procedure does not constitute delivery to the exchange agent.

     The term "agent's message" means a message transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering notes stating:

     - the aggregate principal amount or accreted value of notes which have been tendered by the participant and for which consents to the proposed amendments to the indentures governing such notes have been delivered;

     - that such participant has received and agrees to be bound by the terms of the exchange offer; and

     - that we may enforce such agreement against the participant.

Guaranteed Delivery Procedures

     If you wish to tender your notes and the certificates evidencing your notes are not lost but are not immediately available, time will not permit the certificates evidencing your notes or other required documents to reach the exchange agent before the expiration date of the exchange offer or you cannot complete the procedures for book-entry transfer on a timely basis, you may tender if:

     - your tender is made through an eligible institution; and

     - prior to the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed Notice of Guaranteed Delivery by telegram, telex, facsimile transmission, mail or hand delivery substantially in the form we provide which states the name and address of the holder and the amount of notes tendered; and

     - within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the exchange agent receives:

        - a letter of transmittal, properly completed and validly executed with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, together with

        - original certificates for all notes in proper form for transfer or a book-entry confirmation in with respect to all tendered notes, and

        - any other required documents.

TRANSFERS OF OWNERSHIP OF TENDERED NOTES

     Holders may not transfer record ownership of any notes validly tendered into the exchange offer and not validly withdrawn. The holder may transfer beneficial ownership in tendered notes by:

     - delivering to the exchange agent, at one of its addresses set forth on the back cover of this prospectus/disclosure statement, an executed letter of transmittal identifying the name or the person who deposited the notes to be transferred, and

     - completing the special issuance instructions box with the name of the transferee or, if tendered by book-entry transfer, the name of the participant in The Depository Trust Company whose name appears on the security position listing as the transferee of the notes and the principal amount or accreted value of the notes to be transferred.

If certificates have been delivered or otherwise identified through a book-entry confirmation with respect to the notes to the exchange agent, the name of the holder who deposited the notes, the name of the transferee and the certificate numbers relating to the notes should also be provided in the letter of transmittal. A person who succeeds to the beneficial ownership of tendered notes pursuant to the procedures set forth in this section will be entitled to receive:

     - the exchange consideration if the notes are accepted for exchange, or

     - the tendered notes if the exchange offer is terminated.

BACKUP WITHHOLDING TAX

     Each tendering holder must complete and deliver the Substitute Form W-9 provided in the letter of transmittal to us or the exchange agent and either:

     - provide his correct social security number or other taxpayer identification number and certify that the number provided is correct or that such holder is awaiting a taxpayer identification number and that either:

        - the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of failure to report all interest or dividends;

        - the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; or

        - otherwise provide an adequate basis for exemption from backup withholding.

     Holders who do not satisfy these conditions may be subject to a $50 or greater penalty imposed by the Internal Revenue Service and may be subject to backup withholding as discussed below. Exempt holders such as corporations and some foreign individuals are not subject to these requirements if they satisfactorily establish their status as such. Some foreign holders may be required to provide a Form W-8 or successor form in order to avoid or reduce withholding tax.

     Pursuant to the backup withholding provisions of federal income tax law, unless the conditions described above are satisfied, a tendering holder may be subject to back up withholding at a 31% rate when the holder receives interest and dividends with respect to the new senior notes, preferred stock or common stock, or when the holder receives proceeds upon the sale, exchange, redemption, retirement or other disposition of the new senior notes or stock. Amounts withheld generally do not constitute an additional tax and may be credited against the holder's federal income tax liabilities. Different withholding rates and rules may apply in the case of foreign holders.

ACCEPTANCE OF NOTES, DELIVERY OF NEW SENIOR NOTES AND PREFERRED AND COMMON STOCK AND PAYMENT

     The acceptance for exchange and payment of notes validly tendered and not withdrawn and delivery of new senior notes and new preferred and common stock in exchange for the tendered notes will be made as promptly as practicable after the expiration date of the exchange offer. We, however, expressly reserve the right to delay acceptance of any of the notes or terminate the exchange offer and not accept for exchange any notes not accepted if any of the conditions set forth under "The Exchange Offer -- Conditions" are not satisfied or waived by us. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered notes if, as and when we give oral or written notice of acceptance to the exchange agent. Subject to the following paragraph and the other terms and conditions of the exchange offer, delivery of new senior notes and stock for notes accepted pursuant to the exchange offer will be made by the exchange agent as soon as practicable after receipt of such notice. The exchange agent will act as agent for tendering holders for the purposes of transmitting to them new senior notes and stock. We will return any tendered notes not accepted for exchange without expense to the tendering holder as promptly as practicable following the expiration date of the exchange offer.

     Notwithstanding any other provision described in this prospectus/disclosure statement, delivery of exchange consideration for notes accepted for exchange pursuant to the exchange offer will in all cases be made only after timely receipt by the exchange agent of:

     - certificates for, or a timely book-entry confirmation with respect to, the notes;

     - a letter of transmittal, properly completed and validly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message; and

     - any other documents required by the letter of transmittal and the instructions to the letter of transmittal.

     Holders tendering pursuant to the procedures for guaranteed delivery discussed under the caption -- "Guaranteed Delivery Procedures" whose certificates for notes or book-entry confirmation with respect to notes are actually received by the exchange agent after the expiration date may be paid later than other tendering holders.

     All tendering holders, by execution of the letter of transmittal, waive any right to receive notice of acceptance of their notes for exchange.

WITHDRAWAL

     You may withdraw any tender of your notes at any time before 5:00 p.m., on the expiration date, except as otherwise provided below.

     To withdraw a tender of notes, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address as set forth in this prospectus/disclosure statement before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

     - specify the name of the holder who deposited the notes to be withdrawn;

     - identify the notes to be withdrawn, including the certificate number(s) and principal amount or accreted value of such notes; and

     - be signed by such holder in the same manner as the original signature on the letter of transmittal by which the notes were tendered, including any required signature guarantees.

     If you have tendered your notes pursuant to the procedures for book-entry transfer discussed under the caption -- "Book-Entry Transfers," your notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn notes and must otherwise comply with The Depository Trust Company's procedures.

     We will determine, in our sole discretion, all questions as to validity, form and eligibility of withdrawal notices including the time of receipt. Our determination will be final and binding on all parties. Any withdrawn notes will not be deemed to be validly tendered for purposes of the exchange offer and no new senior notes or stock will be issued in exchange for them unless the withdrawn notes are later validly re-tendered. Properly withdrawn notes may be re-tendered by following one of the procedures described above under "Procedures for Tendering Notes and Delivery of Consents" at any time before the expiration date.

     IF YOU WITHDRAW YOUR TENDER OF NOTES, YOU WILL NOT RECEIVE ANY CONSIDERATION IN THE EXCHANGE OFFER AND YOUR CONSENT TO THE PROPOSED AMENDMENTS TO THE INDENTURES GOVERNING SUCH WITHDRAWN NOTES WILL ALSO BE REVOKED.

REVOCATION OF CONSENTS

     Any holder who has delivered a consent, or who succeeds to ownership of notes in respect of which a consent has previously been delivered, may validly revoke such consent prior to the expiration of the exchange offer by delivering a written notice of revocation in accordance with the following procedures. In order to be valid, a notice of revocation of a consent must:

     - contain the following:

        - the name of the person who delivered the consent;

        - the description of the notes to which it relates;

        - the certificate number or numbers of the notes, unless the notes were tendered by book-entry transfer; and

        - the aggregate principal amount or accreted value represented by the notes;

     - be signed by the holder of the notes in the same manner as the original signature on the applicable letter of transmittal, including the required signature guarantees, or be accompanied by evidence satisfactory to us that the person revoking the consent has succeeded to the beneficial ownership of the notes; and

     - be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/disclosure statement prior to the expiration of the exchange offer.

     A purported notice of revocation that lacks any of the required information or is dispatched to an improper address will not validly revoke a consent previously given.

     THE VALID REVOCATION OF A HOLDER'S CONSENT WILL CONSTITUTE THE CONCURRENT VALID WITHDRAWAL OF THE TENDERED NOTES TO WHICH THE CONSENT WAS DELIVERED. AS A RESULT, A HOLDER WHO VALIDLY REVOKES A PREVIOUSLY DELIVERED CONSENT WILL NOT RECEIVE ANY CONSIDERATION IN THE EXCHANGE OFFER.

INTERPRETATION

     We, in our sole discretion, will determine all questions as to the form of all documents, time of receipt, and the validity, eligibility, acceptance and withdrawal of tendered notes. Our determination shall be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance of which would be unlawful, in the opinion of our legal counsel. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals or will incur any liability for failure to give any such notification. The exchange agent will return any notes it receives that are not properly tendered and as to which irregularities have not been cured or waived. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties.

RELEASE OF CLAIMS BY TENDERING HOLDERS OF NOTES

     A holder whose notes are exchanged will release all claims, rights or causes of action against us relating to the notes, the exchange offer or any other dealings with us up to and including the date of the exchange. The holder will be releasing all claims on behalf of itself, its affiliates, successors or assigns against us, as well as all of our subsidiaries, affiliates, officers, employees and all others acting on our behalf. However, this release does not apply to:

     - claims relating to our obligation to deliver the securities offered pursuant to the exchange offer in accordance with the terms thereof; or

     - claims, if any, against us or any of our subsidiaries under federal or state securities laws that the prospectus includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the exchange offer is voluntary. Holders of notes are urged to consult their financial and tax advisors in making their own decisions on what action to take. See "Risk Factors."

     We are also soliciting the approval of the holders of notes to amendments that include the elimination of substantially all rights other than the right to receive scheduled payments of principal and interest. If the exchange offer is successful and holders decide not to tender all or some of their notes, holders of any retained notes will not have any of these additional rights if the holders of a majority of that series of notes tender their notes and do not withdraw their tenders before the appropriate date. Holders of any retained notes may suffer if any developments occur which these additional rights were designed to protect against, such as distributions to stockholders or unfavorable business combinations.

VOTING INSTRUCTIONS AND PROCEDURES FOR THE PREPACKAGED BANKRUPTCY PLAN

     IT IS IMPORTANT THAT HOLDERS OF THE NOTES AND LENDERS UNDER THE SECURED CREDIT FACILITY EXERCISE THEIR RIGHT TO VOTE TO ACCEPT OR REJECT THE PREPACKAGED BANKRUPTCY PLAN BY USING ONE OR MORE OF THE COLOR-CODED BALLOTS ACCOMPANYING THIS PROSPECTUS/DISCLOSURE STATEMENT. Such holders should read the appropriate ballots carefully and follow the instructions contained in the ballots. Please use only the ballots that accompany this prospectus/disclosure statement.

     THE SUBMISSION OF A PROPERLY EXECUTED BALLOT TO ACCEPT THE PREPACKAGED BANKRUPTCY PLAN DOES NOT CONSTITUTE A TENDER OF THE HOLDER'S NOTES PURSUANT TO THE EXCHANGE OFFER. For a description of the procedures for tendering notes in the exchange offer and delivering consents to the proposed amendments to the indentures governing any notes that are not tendered, see "Summary -- What You Need to Submit -- Procedures for Tendering Outstanding Notes and Delivering Consents."

     The voting deadline for the prepackaged bankruptcy plan is [            ],
2001. Ballots that are received after the voting deadline will not be accepted or used in connection with the confirmation of the plan except as otherwise determined by us in our sole discretion or as otherwise ordered by the bankruptcy court.

     The date for the determination of holders of record of notes and claims under the secured credit facility who are entitled to vote on the prepackaged bankruptcy plan has been set as the close of business, New York City time, on
[               ], 2001. If you acquired beneficial ownership of your notes or
secured credit facility claims after the [               ], 2001 record date,
you may vote on the plan only if you submit with your ballot a proxy from the beneficial owner as of the record date in which such beneficial owner certifies that he, she, or it was the beneficial owner of the notes or the secured credit facility claim on the record date, that such beneficial owner has not already voted on the plan and that such beneficial owner authorizes you to vote on the plan.

     We have engaged MacKenzie Partners, Inc. as our information agent to assist in the transmission of voting materials and in the tabulation of votes with respect to the prepackaged bankruptcy plan. We have also engaged Computershare Trust Company of New York as our exchange agent. The exchange agent, or any other entity we may select, shall act as the disbursing agent with respect to distributions to be made to holders under the plan.

     FOR YOUR VOTE TO COUNT, IT MUST BE RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE. IF YOU HAVE BEEN INSTRUCTED TO RETURN YOUR BALLOT TO YOUR BANK, BROKER, PROXY INTERMEDIARY OR OTHER NOMINEE, OR TO THEIR AGENT, YOU MUST RETURN YOUR BALLOT TO THEM IN SUFFICIENT TIME FOR THEM TO PROCESS IT AND RETURN IT TO THE INFORMATION AGENT BEFORE THE VOTING DEADLINE. IF A RETURN ENVELOPE HAS BEEN PROVIDED WITH A "PREVALIDATED" BALLOT AS DESCRIBED BELOW, RETURN SUCH PREVALIDATED BALLOT IN THE ENCLOSED RETURN ENVELOPE SO THAT IT WILL BE RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE.

     If a ballot is damaged or lost, or for additional copies of this prospectus/disclosure statement, you may contact the information agent. ANY BALLOT WHICH IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PREPACKAGED BANKRUPTCY PLAN WILL NOT BE COUNTED. If you have any questions concerning voting procedures, you may contact the information agent at the address or telephone number listed on the back cover page of this document.

  Voting Procedures

     MacKenzie Partners, Inc., as information agent, is providing copies of this prospectus/disclosure statement, ballots, and where appropriate, master ballots to all registered holders of each series of notes and secured credit facility claims and to the extent the notes are held of record by The Depository Trust Company, to the entities shown on The Depository Trust Company's records as the owners of the notes as of the record date. Registered holders may include brokers, banks, proxy intermediaries and other nominees. If such registered holders do not hold for their own accounts, they or their agents should provide copies of this prospectus/disclosure statement and appropriate ballots to their customers and to beneficial owners. Any beneficial owner who has not received a ballot should contact his, her or its nominee, or the information agent.

  Beneficial Owners

     Any beneficial owner as of the record date of the notes that is also the record holder of such notes can vote its claim by completing and signing the enclosed ballot and returning it directly to the information agent, as instructed in the ballot, using the enclosed pre-addressed postage-paid envelope so as to be received by the information agent before the voting deadline. If no envelope is enclosed, contact the information agent for instructions.

     Any beneficial owner holding, as of the record date, notes in "street name" through a nominee can vote by completing and signing the ballot, unless the ballot has already been signed, or "prevalidated," by the nominee, and returning it to the nominee in sufficient time for the nominee to then forward the vote as to be received by the information agent before the voting deadline. Any ballot submitted to a nominee will not be counted until such nominee properly completes and timely delivers a corresponding master ballot to the information agent. IF YOUR BALLOT HAS ALREADY BEEN SIGNED -- OR "PREVALIDATED" -- BY YOUR NOMINEE, YOU MUST COMPLETE THE BALLOT AND RETURN IT DIRECTLY TO THE INFORMATION AGENT SO THAT IT IS RECEIVED BY THE INFORMATION AGENT BEFORE THE VOTING DEADLINE.

  Nominees

     A nominee which is the registered holder for a beneficial owner, as of the record date, of notes can obtain the votes of the beneficial owners of such securities, consistent with customary practices for obtaining the votes of securities held in "street name," in one of the following two ways:

     The nominee may "prevalidate" a ballot by:

     - signing the ballot;

     - indicating on the ballot the name of the nominee or the registered holder, the amount of securities held by the nominee for the beneficial owner, and the account numbers for the accounts in which such securities are held by the nominee; and

     - forwarding such ballot, together with the prospectus, return envelope, and other materials requested to be forwarded, to the beneficial owner for voting. The beneficial owner must then indicate his, her or its vote to accept or to reject the prepackaged bankruptcy plan in the ballot, review the certifications contained in the ballot, and return the ballot directly to the information agent in the pre-addressed, postage-paid envelope, so that it is received by the information agent before the voting deadline. A list of the beneficial owners to whom "prevalidated" ballots were delivered should be maintained by nominees for inspection for at least one year from the voting deadline.

     If the nominee elects not to "prevalidate" ballots, the nominee may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned ballots, together with the prospectus, a return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded. Each such beneficial owner must then indicate his, her or its vote to accept or to reject the prepackaged bankruptcy plan in the ballot, review the certifications contained in the ballot, execute the ballot, and return the ballot to the nominee. After collecting the ballots, the nominee should, in turn, complete a master ballot for each series of notes compiling the votes and other information from the ballots received from the beneficial owners of such securities, execute the master ballots, and deliver the master ballots to the information agent so that it is received by the information agent before the voting deadline. All ballots returned by beneficial owners should be retained by nominees for inspection for at least one year from the voting deadline. Please note: if this option is selected, the nominee should advise the beneficial owners to return their ballots to the nominee by a date calculated by the nominee to allow it to prepare and return the master ballots to the information agent so that the master ballots are received by the information agent before the voting deadline.

  Securities Clearing Agencies

     We expect that The Depository Trust Company, as the record holder of all notes, will arrange for its respective participants to vote by executing an omnibus proxy, assignment letter form or similar document in favor of such participants. As a result of the omnibus proxy, each participant will be authorized to vote its record date positions held in the name of such securities clearing agencies.

  Other

     If a ballot is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should indicate such capacity when signing, and unless otherwise determined by us, must submit proper evidence satisfactory to us of their authority to so act.

  Miscellaneous Procedures

     For purposes of voting to accept or reject the prepackaged bankruptcy plan, the beneficial owners of notes and secured credit facility claims will be deemed to be the "holders" of the claims represented by the notes or the promissory notes issued under the secured credit facility claims.

     Claims within a particular series of notes or secured credit facility claims that are voted by a beneficial owner must be voted either to accept or reject the prepackaged bankruptcy plan and may not be split by the beneficial owner within such series or secured credit facility claims. Unless otherwise ordered by the bankruptcy court, ballots or master ballots which are signed, dated, and timely received, but on which a vote to accept or reject the plan has not been indicated, will not be counted. We, in our sole discretion, may request that the information agent attempt to contact such voters to cure any such defects in the ballots or master ballots.

     Except as provided below, unless the ballot or master ballot is timely submitted to the information agent before the voting deadline together with any other documents required by such ballot or master ballot, we may, in our sole discretion, reject such ballot or master ballot as invalid, and therefore, decline to utilize it in connection with seeking confirmation of the plan by the bankruptcy court.

  Defects, Irregularities, Etc.

     Unless otherwise directed by the bankruptcy court, all questions as to the validity, form, eligibility, acceptance, and revocation or withdrawal of ballots will be determined by us in our sole discretion, which determination will be final and binding. Unless the ballot being furnished is timely submitted to the information agent on or prior to the voting deadline, together with any other documents required by such ballot, we may, in our sole discretion, reject such ballot as invalid and, therefore, decline to use it in connection with seeking confirmation of the prepackaged bankruptcy plan by the bankruptcy court. In the event of a dispute with respect to a claim or interest, any vote to accept or reject the plan cast with respect to such claim or interest will not be counted for purposes of determining whether the plan has been accepted or rejected, unless the bankruptcy court orders otherwise. We reserve the right to reject any and all ballots not in proper form. We further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular ballot. The interpretation by us of all votes, including the review of ballots and the their conformance to voting instructions, unless otherwise directed by the bankruptcy court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with delivery of a ballot must be cured within such time as we or the bankruptcy court determines. Neither Arch nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the bankruptcy court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived.

  Withdrawal of Ballot or Master Ballot

     Any holder who has delivered a valid ballot or master ballot may withdraw its vote by delivering a written notice of withdrawal to the information agent before the voting deadline. All votes cast will be irrevocable upon the voting deadline. To be valid, the notice of withdrawal must:

     - describe the notes or secured credit facility claims to which it relates,

     - be signed by the party who signed the ballot or master ballot to be revoked, and

     - be received by the information agent before the voting deadline.

     Any holder who delivers a valid ballot or master ballot may change its vote by delivering to the information agent a properly completed subsequent ballot or master ballot so as to be received before the voting deadline. In the case where more than one timely, properly completed ballot or master ballot is received prior to the voting deadline, only the ballot or master ballot that bears the latest date will be counted.

     After the chapter 11 case is commenced, a vote of a holder may only be changed or withdrawn with the permission of the bankruptcy court upon a showing of "cause" pursuant to bankruptcy rule 3018(a).

FEES AND EXPENSES

  Dealer Manager, Solicitation Agent and Financial Advisory Fees

     We have retained TD Securities and Bear, Stearns & Co. Inc. as joint lead dealer managers, solicitation agents and financial advisors in connection with the exchange offer and the consent solicitation. TD Securities and Bear Stearns will receive customary fees for their services and be reimbursed for their reasonable out-of-pocket expenses and will be indemnified together with certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, in connection with the exchange offer. At any given time, either of TD Securities and Bear Stearns may trade the existing notes for its own accounts or for the accounts of its customers, and accordingly, may hold long or short positions in the existing notes. Each of TD Securities and Bear Stearns has provided, and expects to provide in the future, investment banking services to us and our affiliates for which it has received and expects to receive customary fees and commissions.

  Additional Advisors' Fees

     We have retained Computershare Trust Company of New York, as the exchange agent, and MacKenzie Partners, Inc., as the information agent, in connection with the exchange offer. The exchange agent and the information agent will receive reasonable and customary compensation for their services and will also be reimbursed for reasonable out-of-pocket expenses. Neither the exchange agent nor the information agent has been retained to make solicitations or recommendations in connection with the exchange offer.

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

                              PROPOSED AMENDMENTS

     A tender of notes in the exchange offer must be accompanied by your approval of amendments to the indentures governing such tendered notes. Your consent to these proposed amendments will be given on the same letter of transmittal that is used for tendering your notes.

     The proposed amendments for each series of notes constitute a single proposal and you must consent to the proposal in its entirety, and may not consent selectively with respect to some of the proposed amendments. The proposed amendments for each series will be included in supplements to the indentures that will be signed by us and the indenture trustee immediately following the expiration of the exchange offer and our acceptance of tendered notes.

     Upon acceptance for exchange of the required amounts of tendered notes, the supplemental indentures implementing the proposed amendments described above will become effective in the following order:

     - supplemental indenture for the 10 7/8% senior discount notes;

     - supplemental indenture for the 13 3/4% senior notes;

     - supplemental indenture for the 9 1/2% senior notes;

     - supplemental indenture for the 14% senior notes; and

     - supplemental indenture for the 12 3/4% senior notes.

WHAT IS PROPOSED TO BE ELIMINATED

     The proposed amendments to the indentures governing the outstanding notes would delete rights and provisions including limitations and restrictions on:

     - mergers or sales of assets;

     - incurrence of debt;

     - payments to affiliates;

     - payments of dividends by our subsidiaries;

     - transactions with our affiliates;

     - issuances of capital stock of our subsidiaries;

     - limitation on dividends and other payment restrictions;

     - incurrence of liens; and

     - issuances of guarantees by our subsidiaries.

     We also propose to eliminate the right to declare a default if:

     - we declare bankruptcy or are insolvent;

     - we fail to timely pay principal, premium or interest on any other indebtedness of $5.0 million or more;

     - we fail to observe or perform any covenants or agreements in the indentures;

     - we fail to perform our obligations under any other indenture or instrument where such failure results in the acceleration of at least $5.0 million of our indebtedness;

     - one or more judgments, orders or decrees for the payment of more than a total of $5.0 million is entered against us; or

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

     - a holder of at least $5.0 million of our secured indebtedness seeks foreclosure, set-off or other recourse against assets of ours which have an aggregate fair market value of more than $5.0 million.

     In addition, the supplemental indentures with respect to the 9 1/2% senior notes and the 14% senior notes will direct the trustees under those indentures to release the security interests previously granted to them.

     For summaries of these rights and provisions, see "Description of Notes to be Tendered" and Annexes F, G, H, I and J and the chart listing all covenants to be eliminated which is attached as Annex K. Those summaries are qualified in their entirety by reference to the full terms of the indentures as well as the proposed supplemental indentures, copies of which can be obtained from us without charge. See "Where You Can Find More Information."

     The proposed amendments would also eliminate any references in the indenture and the notes to the sections specified in the charts below, including any sentences or provisions that refer or give effect exclusively to those sections. The proposed amendments would also eliminate any defined terms in the indenture that are used solely in those deleted sentences, provisions, sections and subsections.

     These proposed amendments may have adverse consequences for you if you do not participate in the exchange offer. See "Risk Factors -- If you do not tender your notes, the notes that you retain will have substantially fewer rights than they currently have and this may leave you unprotected in the future."

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

                        THE PREPACKAGED BANKRUPTCY PLAN

     If less than a majority of the outstanding principal amount or accreted value of each series of notes and less than 85% of the principal amount or accreted value of all series of notes in the aggregate are tendered in the exchange offer or less than 100% of the lenders agree to the proposed modifications of the secured credit facility, but holders constituting at least a majority in number of all holders of each class of notes and lenders under the secured credit facility that vote to accept or reject the prepackaged bankruptcy plan and at least two thirds in amount of each class of notes and lenders under the secured credit facility that vote to accept or reject the plan accept the plan, the company, the intermediate holding company and the operating company and its principal operating subsidiaries intend to file voluntary chapter 11 petitions with the United States bankruptcy court for the District of Delaware and seek to confirm the plan.

GENERAL

     Chapter 11 is the principal business reorganization chapter of the bankruptcy code. Under chapter 11, a debtor seeks to reorganize its business for the benefit of its creditors and stockholders by obtaining approval of a plan of reorganization. A plan of reorganization provides for treatment of claims against and equity interests in a debtor. If approved by the bankruptcy court, the plan binds all creditors and equity security holders of the debtor regardless of whether any particular creditor or equity holder votes to accept the plan. A debtor is discharged from any debts that arose prior to the date of confirmation of the plan and substitutes for them the obligations provided for in the plan.

     A plan of reorganization divides creditors and equity holders into classes based upon their relative rights against or interests in a debtor. Only impaired classes are entitled to vote to accept or reject the plan. As a general matter, a class of claims or equity interests is considered to be "impaired" only if the plan alters the legal, equitable or contractual rights of the holders of claims or equity interests. Under the bankruptcy code, classes of claims or equity interests that are not impaired are conclusively presumed to have accepted the plan.

     A company may solicit acceptances for a plan of reorganization prior to the commencement of its bankruptcy case. Such pre-filing acceptances are binding in a bankruptcy case if the pre-filing solicitation was made in accordance with applicable non-bankruptcy law and the solicitation of acceptances satisfies bankruptcy requirements. Even if all impaired classes of creditors and equity security holders vote to accept a plan, the bankruptcy court must find that a number of statutory tests are met before it may confirm the plan.

     Our prepackaged bankruptcy plan is an alternative means to restructure Arch on terms similar to those of the exchange offer with substantially similar economic consequences to you. The terms of the plan were not negotiated with representatives of any class of creditors or holders of equity interests. The plan treats the various classes of claims of our creditors and equity interests consistently with the treatment such creditors and equity security holders would receive if the exchange offer were consummated outside of a bankruptcy case.

     A copy of the prepackaged bankruptcy plan is attached as Annex A. All holders are urged to review the plan carefully. The plan, if confirmed, will be binding upon all creditors and stockholders.

     Under the plan, holders of notes and lenders under the secured credit facility will not be required to file proofs of claim with the bankruptcy court for the principal, interest, fees and other amounts owed on such notes and loans or rights under an interest rate hedge agreement between the operating company and a lender or an affiliate of a lender or take any other action to receive distributions on their claims other than tendering their notes to the exchange agent, except that default interest that accrues for up to 60 days during the pendency of our chapter 11 cases will not be allowed as a claim and will not be paid as part of the prepackaged bankruptcy plan.

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

CLASSIFICATION OF CLAIMS

     The prepackaged bankruptcy plan classifies claims according to their rights against the various Arch companies which are party to the plan. Each company has its own classification scheme. As a result, if a particular class of claims has rights against more than one Arch company, that class of claims will constitute a separate class in each such company's classification scheme. For example, the claims arising under the Arch Wireless Communications, Inc. 9 1/2% senior notes and 14% senior notes are claims against each of Arch Wireless Communications, Inc., Arch Wireless Holdings, Inc., Paging Network, Inc., PageNet, Inc., Paging Network Finance Corp., Paging Network of America, Inc., Paging Network of Colorado, Inc., Paging Network of Michigan, Inc., Paging Network of Northern California, Inc., Paging Network of San Francisco, Inc., Paging Network International, Inc., Arch Communications Enterprises LLC, Arch Connecticut Valley, Inc., MobileMedia Communications, Inc., Mobile Communications Corporation of America and MobileMedia License Co. LLC. Accordingly, they are classified as a class in each company's classification scheme. Although these claims are in multiple classes, they will receive the single treatment described below.

     The prepackaged bankruptcy plan implements the exchange offer. The only classes of claims or interests that are impaired under the plan, other than intercompany claims, and therefore entitled to vote to accept or reject the plan are the following classes of note claims and the secured credit facility claims:

     - the claims under or related to the Arch Wireless Communications, Inc. 9 1/2% senior notes and 14% senior notes, voting together as a single class;

     - the claims under or related to the Arch Wireless Communications, Inc. 12 3/4% senior notes and 13 3/4% senior notes, voting together as a single class;

     - the claims under or related to the Arch Wireless, Inc. 10 7/8% senior discount notes, voting as a separate class; and

     - the claims under or related to the secured credit facility claims, including claims of lenders or their affiliates in their capacities as counterparties to hedge agreements with us, voting as a separate class.

     All other unimpaired classes of claims or interests, other than intercompany claims, are not entitled to vote and are presumed to have accepted the prepackaged bankruptcy plan. The unimpaired classes consist of:

     - claims under the parent company's convertible subordinated debentures;

     - general unsecured claims;

     - secured claims other than the secured credit facility claims and the secured portion of the claims under the 9 1/2% senior notes and the 14% senior notes;

     - unsecured claims entitled to priority under the bankruptcy code;

     - Arch Wireless, Inc. Series F preferred stock;

     - Arch Wireless, Inc. Series C preferred stock;

     - Arch Wireless, Inc. common stock; and

     - equity interests owned by the parent company or one of its subsidiaries in another direct or indirect subsidiary of the parent company.

None of the legal, equitable and contractual rights of the claims and equity interests in the unimpaired classes are effected by the prepackaged bankruptcy plan.

     The claims under or related to the 9 1/2% senior notes due 2004 and 14% senior notes due 2004 are partially secured by a security interest in some of the assets of the operating company, Arch Wireless Holdings, Inc., and each of its subsidiaries that is party to the prepackaged plan of reorganization. The claims under these notes are general obligations of the old intermediate holding company, Arch Wireless Communications, Inc., and are claims in the bankruptcy cases of each of the subsidiaries only to the extent of the value of the assets of the subsidiaries that are collateral securing such claims.

     The claims under or related to the 12 3/4% senior notes due 2007 and 13 3/4% senior notes due 2008 are general unsecured claims against the old intermediate holding company and are not claims against any other Arch entity that is party to the prepackaged bankruptcy plan. These notes were originally issued at a discount. As of May 1, 2001, the accreted value of these notes was $128.3 million and $141.4 million, respectively.

     The claims under or related to the 10 7/8% senior discount notes due 2008 are general unsecured claims of the parent company and are not claims against any other Arch entity that is party to the prepackaged bankruptcy plan.

     The claims under or related to the secured credit facility are the primary obligation of the operating company, are guaranteed by the parent company and some of its subsidiaries, the intermediate holding company and each of the operating company's subsidiaries that is a party to the prepackaged bankruptcy plan and are secured by a lien on substantially all of the assets of each of the companies that is liable for payment of the claims. In addition to claims for loans made pursuant to the secured credit facility, some of the lenders have entered into interest rate hedge agreements with us. Our obligations under these agreements are secured by the same collateral as the loans and are included in the class of secured credit facility claims.

     We have classified general unsecured claims against each entity separately from claims arising under each series of notes. The classes of general unsecured claims are comprised largely of trade creditors, many of whom are key suppliers of products and services used by us. Accordingly, any failure by us to pay these trade creditors in accordance with the terms agreed upon could be detrimental to our ability to obtain essential trade credit and could substantially impair our ability to do business with trade creditors whose goods and services are essential. Claims arising under each series of notes are general unsecured claims against the parent company or the old intermediate holding company, as the case may be. They do not constitute a general unsecured claim against any other direct or indirect subsidiary of the parent company. Other than the claims arising under the notes, the unsecured claims owed by the parent company and the old intermediate holding company are negligible. We believe that the separate classification of general unsecured claims and claims under the notes is appropriate.

     Under the prepackaged bankruptcy plan, the claims of holders of notes for principal and accrued and unpaid interest due thereon through the date the prepackaged chapter 11 cases are filed are deemed to be "allowed" claims for purposes of distributions under the plan. However, the variable rate secured senior notes are allocated between the 9 1/2% senior notes and the 14% senior notes based on the amount of principal and interest owed on each series as of June 30, 2001. The amount of 12% senior notes issuable to noteholders and the liquidation value of units of preferred stock are also calculated based on the amount of principal or accreted value and interest accrued on the outstanding notes through June 30, 2001.

SUMMARY OF TREATMENT OF IMPAIRED CLASSES UNDER THE PREPACKAGED BANKRUPTCY PLAN

  Note Claims

     Under the prepackaged bankruptcy plan, holders will receive for each $1,000 of allowed note claims of principal or accreted value and interest accrued through June 30, 2001 under the notes, the new 12% senior notes, variable rate secured senior notes and preferred and common stock in the following amounts:

     - for each $1,000 of 10 7/8% senior discount note claims with accrued interest only through June 30, 2001, 142.5 shares of parent company common stock and $717.2 of liquidation value of units comprised of intermediate holding company and parent company preferred stock;

     - for each $1,000 of 9 1/2% senior note claims and 14% senior note claims with accrued interest only through June 30, 2001, $258.31 of variable rate secured senior notes, $333.76 of senior notes and

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

$407.93 of liquidation value of units comprised of intermediate holding company and parent company preferred stock; and/or

     - for each $1,000 of 12 3/4% senior note claims and 13 3/4% senior note claims with accrued interest only through June 30, 2001, $450 of senior notes and $550 of liquidation value of units comprised of intermediate holding company and parent company preferred stock.

     The following table sets forth the principal or accreted value and accrued and unpaid interest on each series of notes as of June 30, 2001.

14% Senior Notes Due 2004...................................  $102,333,333
9 1/2% Senior Notes Due 2004................................  $129,947,917
12 3/4% Senior Notes Due 2007...............................  $136,596,633
13 3/4% Senior Notes Due 2008...............................  $145,778,940
10 7/8% Senior Discount Note Due 2008.......................  $116,729,774
          Total.............................................  $631,386,597

     For a description of the variable rate secured senior notes, the new 12% senior notes and the new preferred and common stock, see "Description of Notes Being Offered" and "Description of Stock Being Offered."

  Secured Credit Facility Claims

     Our secured credit facility will be modified to extend the maturity dates of the loans and reduce the interest rates. Under the restated secured credit facility, the loans will be reconstituted into two term loans: A term loans in the principal amount of $849,342,074; and B term loans in the principal amount of $270,266,676. The interest rate on A term loans will be either LIBOR plus 2.50% per year or the base rate plus 1.25% per year, at our election, and the interest rate on B term loans will be either LIBOR plus 4.25% per year or the base rate plus 3.0% per year, at our election. Holders of loans will be allowed to select A term loans or B term loans in exchange for their existing loans, provided, however, if a term loan is over-subscribed, each subscribing lender will have its subscription reduced proportionately and the oversubscribed amount will be allocated to the under-subscribed term loan. The A term loans will amortize 10.5% in 2002, 12% in 2003, 13.5% in 2004, 15% in 2005, 24.5% on March
31, 2006 and the balance on June 30, 2006. The B term loans will amortize 1% in each of 2002 through 2005 with the balance due on December 31, 2006.

     The restated secured credit facility also provides that lenders may, in their discretion, elect to convert up to $100 million of A term loans into a $100 million revolving line of credit. If lenders holding less than $100 million of A term loans elect not to convert into a revolving line of credit, we may, in our sole discretion, elect to accept a smaller revolving line of credit or to reject the amount of revolving line of credit offered. Revolving line of credit loans will bear interest at the same rates as the A term loans and have the same amortization schedule as the A term loans.

     The restated secured credit facility also provides that after closing and before March 1, 2002, if the revolving line of credit is less than $100 million, lenders may, in their discretion, elect to convert their A term loans to loans and a commitment under the revolving line of credit in an amount not in excess of the difference between $100 million and the then amount of the revolving line of credit.

     The interest rate hedge agreements will remain in effect in accordance with their terms except that any default resulting solely from the commencement of the chapter 11 cases will be disregarded.

     The restated secured credit facility will continue to be secured by a lien on substantially all of our assets. The variable rate secured senior notes, in the principal amount of $60 million, will be secured by a security interest in the same assets that will secure the restated secured credit facility and will have the same priority as the security interest of the restated secured credit facility.

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

     Default interest under the secured credit facility that accrues during the pendency of our chapter 11 cases for up to 60 days will not be allowed as a claim and will neither be paid nor be payable to lenders under the secured credit facility on account of an event or circumstance prior to the consummation of the prepackaged bankruptcy plan. If the prepackaged bankruptcy plan is not consummated within 60 days of the commencement of the chapter 11 cases, the lenders under the secured credit facility reserve the right to charge and require payment of default interest.

     For a more detailed description of the restated secured credit facility, see "Description of Other Indebtedness" and Annex E.

  Other Impaired Claims

     In addition to the note claims, intercompany claims are impaired. Holders of the intercompany claims are entities that are either party to the prepackaged bankruptcy plan or are other direct or indirect subsidiaries of the parent company. Each holder of an intercompany claim will receive one unit comprised of parent company and intermediate holding company preferred stock. Holders of Intercompany Claims will be entitled to vote to accept or reject the plan by submitting a written ballot to the information agent prior to the voting deadline. We will and will cause each holder of an intercompany loan to vote to accept the prepackaged plan.

  Unimpaired Claims and Equity Interests

     All other claims against us and all equity interests are unimpaired under the terms of the prepackaged bankruptcy plan. The holders of all such claims will be paid in full on the later of the effective date of the plan or, if permitted by the bankruptcy court, when such claims become due in our ordinary course of business or on such other terms as to which we may agree with the holder of such claims. The holders of equity interests will retain all of their current equity interests.

SUMMARY OF OTHER PROVISIONS OF THE PREPACKAGED BANKRUPTCY PLAN

  Releases

     The prepackaged bankruptcy plan provides for us to release claims against the following entities and individuals in consideration of the contributions of such parties to the chapter 11 case:

     - those holders of our secured bank claims who consent to the modification to the secured credit facility; and

     - our officers and directors who serve in such capacity after the commencement of the exchange offer.

     The prepackaged bankruptcy plan provides an injunction barring the commencement or continuation of any claims against those entities and individuals on account of claims held by us or our bankruptcy estates which are released pursuant to the plan's terms; provided, however, that the injunction does not preclude police or regulatory agencies from fulfilling their statutory duties.

     Our release does not affect any liability of any person or entity for:

     - any direct claim held by any creditor, interest holder or other person against any released person that does not constitute a claim held by us or our bankruptcy estates;

     - any fraud, gross negligence or willful misconduct;

     - loans by us; or

     - contractual obligations owed to us.

     No known claims are being released as a result of the release provision of the prepackaged bankruptcy plan.

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

     The prepackaged bankruptcy plan also provides that we and the persons and entities receiving releases under the plan will be exculpated from any liability to any person or entity for any act or omission in connection with or related to the negotiation, formulation, preparation and confirmation of the plan, the consummation and administration of the plan, the prospectus or disclosure statement, the chapter 11 case, or the property distributed under the plan. This exculpation does not affect any liability of any person or entity for any fraud, gross negligence or willful misconduct.

  Executory Contracts and Unexpired Leases

     Under the bankruptcy code, we may assume or reject executory contracts and unexpired leases. As a general matter, an "executory contract" is a contract under which material performance, other than solely the payment of money, remains to be made by each party to the contract. On or before the effective date of the prepackaged bankruptcy plan, we will assume all of our executory contracts and unexpired leases, including all of our license agreements, real property leases and severance and related employee benefit agreements.

  Indemnification of Directors, Officers and Employees

     The prepackaged bankruptcy plan provides that our obligations to indemnify any person serving at any time on or prior to the effective date as one of our directors, officers, or employees by reason of such person's service in such capacity will survive unimpaired and unaffected by entry of the confirmation order, irrespective of whether such indemnification becomes owing on account of an act or event occurring before or after the commencement of the chapter 11 cases.

  Continued Corporate Existence and Vesting of Assets in Reorganized Arch

     Each Arch entity that commences a chapter 11 case will continue to exist after the effective date as a separate reorganized corporate entity, with all the powers of a corporation under Delaware or other applicable law. On and after the effective date, each reorganized entity may operate its business and may use, acquire or sell property and compromise or settle any claims or equity interests, without supervision or approval by the bankruptcy court and free of any restrictions of the bankruptcy code, other than those restrictions expressly imposed by the prepackaged bankruptcy plan and the order of the bankruptcy court confirming the plan. The plan provides that, except as otherwise provided therein, each reorganized entity will retain the exclusive right in its discretion to pursue certain causes of action against third parties.

  Amendments to Certificate of Incorporation and By-Laws

     Except as described below, the certificate of incorporation and bylaws of the parent company and each of its subsidiaries in effect immediately prior to the effective date will be the certificate of incorporation of the reorganized parent company and each of its subsidiaries, respectively.

     The bankruptcy code requires that upon the confirmation of a plan of reorganization a debtor's charter documents must contain certain provisions, including a provision prohibiting the issuance of non-voting equity securities. To comply with this requirement, the prepackaged bankruptcy plan provides that each reorganized entity will file an amended certificate of incorporation with the Secretary of State of the State of Delaware or other appropriate jurisdiction in accordance with law. The amended certificates of incorporation will prohibit the issuance of nonvoting equity securities to the extent required by the bankruptcy code. After the effective date, each reorganized entity reserves the right to amend and restate its certificate of incorporation and other constituent documents as permitted by law. At present, no entity contemplates any such amendments.

  Retention of Jurisdiction by the Bankruptcy Court

     Under the terms of the prepackaged bankruptcy plan, after the effective date the bankruptcy court will retain exclusive jurisdiction over our chapter 11 cases to the extent provided in the plan.

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

  Cancellation of Instruments and Securities

     On the effective date, except as otherwise provided in the prepackaged bankruptcy plan, each series of notes will be deemed canceled. In addition, the note indentures will be canceled and will have no further force or effect except to the limited extent required to allow for the distributions to be made in accordance with the mechanics set out in the plan. The notes outstanding under the secured credit facility will not be canceled but rather will be amended and restated.

  Issuance of New Securities; Execution of Related Documents

     On the effective date of the prepackaged bankruptcy plan, the intermediate holding company, the operating company and those of its subsidiaries which are liable for the new variable rate secured senior notes will issue all securities, notes, instruments, certificates, and other documents required to be issued pursuant to the plan including, without limitation, the new variable rate secured senior notes, the new 12% senior notes, the new preferred and common stock and the modified secured credit facility, all of which shall be distributed as provided in the plan.

     The new variable rate secured senior notes, new 12% senior notes and new preferred and common stock to be issued to noteholders pursuant to the prepackaged bankruptcy plan are exempt from registration under section 1145 of the bankruptcy code. As such, they will be freely tradable when issued except that securities issued to a creditor who is an underwriter within the meaning of section 1145(b) of the bankruptcy code will not be freely tradeable. Generally a person is an underwriter under section 1145(b) if that person purchases claims against a debtor with a view to distributing securities received in exchange for such claims, offers to sell securities offered under a plan, offers to buy securities offered under a plan with a view to distribution of such securities or is an issuer as used in section 2(11) of the Securities Act of 1933. Any creditor entitled to receive 10% or more of any series of securities to be issued under the plan will be deemed to be an underwriter and will receive restricted securities. The indentures under which the new variable rate secured senior notes and 12% senior notes will be issued will be qualified under the Trust Indenture Act of 1939.

  Management

     The prepackaged bankruptcy plan provides that the directors of the parent company, the intermediate holding company, the operating company and its subsidiaries immediately prior to the effective date shall be the initial directors of the reorganized parent company, reorganized intermediate holding company, reorganized operating company and its reorganized subsidiaries, respectively. The plan also provides that the officers of the parent company and the other Arch entities immediately prior to the effective date shall be the initial officers of the reorganized Arch entities. To the extent any and all persons proposed to serve as an officer or director of any reorganized entity are insiders, as defined in the bankruptcy code, the nature of any compensation for such persons will be disclosed to the bankruptcy court on or prior to the hearing for confirmation of the plan.

  Distributions with Respect to the Note Claims

     All distributions provided for in the prepackaged bankruptcy plan on account of note claims will be made by us to an exchange agent for delivery by the exchange agent to the holders of such claims. The provisions of the note indentures shall continue in effect only to the extent necessary to allow the exchange agent to make distributions to holders of allowed note claims.

     As soon as practicable after the effective date, the exchange agent will send a transmittal letter to each noteholder of a note claim advising such holder of the effectiveness of the prepackaged bankruptcy plan and the instructions for delivering any notes in exchange for the securities distributable pursuant to the prepackaged bankruptcy plan.

     In the event any notes shall have been lost, stolen or destroyed, then upon the delivery to the exchange agent of an appropriate affidavit and bond, the exchange agent will issue the securities to which such claimant is entitled.

     Any holder that fails to surrender the applicable note or file a loss affidavit and bond within 180 days after the effective date, will be entitled to look only to the reorganized entities for its distributions under the prepackaged bankruptcy plan. Any holder who fails to surrender the note or file a loss affidavit and bond, within one year after the effective date, will have its claim discharged and shall be forever barred from asserting any such claim.

     As of the close of business on the business day immediately preceding the effective date, the applicable transfer books for the notes will be closed and any further transfers will be prohibited. In the event of a transfer of ownership of a note that is not registered in the applicable transfer books, distributions under the prepackaged bankruptcy plan shall be delivered to the holder of record as indicated by the applicable transfer books unless the transferee of such holder delivers an appropriate letter of transmittal to the exchange agent and appropriate documentation to evidence that such transfer was in fact made and that all applicable transfer taxes have been paid. If any of the securities are to be issued in a name other than that in which the note surrendered in exchange therefor is registered, the note so surrendered shall be transferable to the person designated by the registered holder upon presentation of the note, properly assigned and endorsed, and an affidavit that the transfer is otherwise proper and the person requesting the transfer has paid all applicable taxes.

     If a dividend or other distribution is declared by the intermediate holding company with respect to the new preferred stock, the record date for which is on or after the effective date, that declaration shall include dividends or other distributions with respect to all shares of the new preferred stock distributable pursuant to the prepackaged bankruptcy plan. Dividends and other distributions will not be paid to any holder of any unsurrendered note until the note is surrendered in accordance with the provisions of the plan. Subject to the provisions of the plan, at any meeting of stockholders of the intermediate holding company with a record date on or after the effective date, registered holders of unsurrendered notes shall be entitled to vote the number of shares of the new preferred stock represented by such notes, regardless of whether such holders have surrendered their notes. However, any such vote shall be at the times, upon the conditions, and in the manner prescribed by the certificate of incorporation and bylaws of the new intermediate holding company.

     The new preferred and common stock will only be issued in whole shares. Any holder of a note claim who would otherwise be entitled to a fraction of a share greater than one half will have its distribution rounded up to the next higher whole number of shares. Fractions of a share of one half or less will be rounded down to the next lower number of shares.

DISTRIBUTIONS WITH RESPECT TO SECURED CREDIT FACILITY

     All distributions due under the prepackaged bankruptcy plan to secured credit facility lenders will be made by the operating company and its subsidiaries to the administrative agent appointed under the secured credit facility for distribution to the lenders.

CONDITIONS TO CONFIRMATION AND CONSUMMATION

     It is a condition to confirmation of the prepackaged bankruptcy plan that the secured credit facility lenders have accepted the plan by the necessary majorities for the class of bank secured claims to be an accepting class. It is also a condition that the conditions to confirmation provided for in the summary of terms of the modified secured credit facility which is attached as Annex E to this prospectus/disclosure statement have been satisfied or waived.

     It is a condition to consummation of the prepackaged bankruptcy plan that the following conditions be satisfied or waived:

     - the confirmation order has been signed by the bankruptcy court and duly entered on the docket for the chapter 11 case by the clerk of the bankruptcy court on or before December 31, 2001 in form and substance acceptable to us and to the representatives of the lenders under the secured credit facility;

     - At least 10 days have elapsed since the confirmation order was entered on the docket of the bankruptcy court and the confirmation order has not been amended, modified, supplemented, reversed or stayed;

     - all regulatory approvals authorizations and other necessary consents have been obtained;

     - all conditions precedent to the effectiveness of the modified secured credit facility have been satisfied or waived;

     - all actions, documents and agreements necessary to implement the prepackaged bankruptcy plan have been effected or executed; and

     - the prepackaged bankruptcy plan is consummated on or before January 15, 2002.

     The conditions relating to the confirmation order may not be waived. We may waive any other conditions without leave or order of the bankruptcy court, and without any formal action other than proceeding to consummate the prepackaged bankruptcy plan.

EFFECT OF CONSUMMATION OF THE PREPACKAGED BANKRUPTCY PLAN

  Vesting of Rights

     On and after the effective date, all our property will be owned by us as reorganized under the prepackaged bankruptcy plan, free and clear of all claims, liens, charges, or other encumbrances and equity interests except as otherwise provided for in the plan and the confirmation order.

  Discharge

     Except as provided in the prepackaged bankruptcy plan or the confirmation order:

     - the rights afforded in the plan and the treatment of all impaired claims, shall be in exchange for and in complete satisfaction, discharge and release of claims of any nature whatsoever against us, or any of our assets or properties, including any interest accrued on such claims from and after the date we file our chapter 11 cases with the bankruptcy court; and

     - on the effective date, all such impaired claims against us shall be satisfied, discharged and released in full.

     As provided in the prepackaged bankruptcy plan, the liens securing the secured credit facility and the extent, validity and priority of these liens will not be discharged or affected in any manner by the prepackaged bankruptcy plan or by confirmation but rather will continue in effect under the modified secured credit facility and will secure the obligations of the reorganized debtors to (1) the agent banks, letter of credit issuers and lenders under the modified secured credit facility, (2) counterparties to hedging agreements who were lenders or their affiliates at the time the applicable hedging agreement was entered and (3) holders of variable rate secured senior notes.

  Binding Effect

     The provisions of the prepackaged bankruptcy plan, if confirmed, will bind all holders of claims and equity interests regardless of whether they accept the plan or are entitled to vote with respect to the plan. The distributions provided for in the plan, if any, will be in exchange for and in complete satisfaction, discharge and release of all impaired claims against us or any of our assets or properties, including any impaired claim accruing after the date of the commencement of the chapter 11 case and prior to the confirmation date. All holders of impaired claims will be precluded from asserting any claim against us or our assets or properties based on any transaction or other activity of any kind that occurred prior to the confirmation date.

MODIFICATION OF THE PREPACKAGED BANKRUPTCY PLAN

     We may amend any material provisions of the prepackaged bankruptcy plan in our discretion; provided, however, that any material amendment may only be made if it is consented to by the representatives of the secured credit facility lenders. We have agreed that any amendment that affects the treatment of claims under the secured credit facility is a material amendment. Any amendments or modifications to the plan made after the date the chapter 11 case is filed and before or after the confirmation date may be made only in accordance with the provisions of the bankruptcy code and the bankruptcy rules.

     We reserve the right to use acceptances obtained with respect to the prepackaged bankruptcy plan to confirm any amendments to the plan to the extent permitted by law.

     We will resolicit acceptances of the prepackaged bankruptcy plan only if a modification to the plan adversely changes the treatment of the claim of any holder who has not accepted the modification in writing. By voting to accept the plan, the holders of outstanding notes or secured credit facility claims may be deemed to have accepted a modified plan to the extent the bankruptcy court determines that the modification does not adversely affect the rights, under the plan, of such accepting holders.

     At all times we reserve the right, in our sole discretion, not to file the prepackaged bankruptcy plan or, if we file the plan, to withdraw the plan at any time prior to confirmation, in which case the plan will be deemed to be null and void. In such an event, nothing contained in the plan or this prospectus/disclosure statement will be deemed to constitute a waiver or release of any claims by or against us or any other person, nor shall the plan or this prospectus/disclosure statement prejudice in any manner our rights or constitute an admission, acknowledgment, offer or undertaking by us in any respect.

INTENDED ACTIONS DURING THE CHAPTER 11 CASE

     In addition to seeking confirmation of the prepackaged bankruptcy plan, during the pendency of the chapter 11 case, we intend to seek relief from the bankruptcy court as to various matters which are intended to enable us to preserve our business during the chapter 11 cases and to enhance our ability to confirm the plan in an expeditious manner. While we believe that each of the requests, if granted, would facilitate the chapter 11 case, there can be no assurance that the bankruptcy court will grant any such relief or that circumstances will not change in a manner that causes us to elect not to request such relief.

  Payment of Prepetition General Unsecured Claims

     During the pendency of the chapter 11 case, we intend to operate our business in the ordinary course and to make payment in full on a timely basis for all goods and services provided after the commencement of the chapter 11 case. We also will seek approval immediately upon the filing of our petitions to pay in full in the ordinary course of business the pre-petition claims owing to general unsecured creditors that were incurred in the ordinary course of our business, other than claims under the notes.

  Provisions for Employees; Retention Programs

     We intend to request authority from the bankruptcy court to pay salaries, wages, accrued and unpaid vacation, health benefits, severance benefits and similar employee benefits in the ordinary course without regard to whether such amounts were earned prior to the filing of the chapter 11 cases consistent with our policies and practices. These programs will also be assumed under the prepackaged bankruptcy plan. There can be no assurance, however, that all or part of such approval will be obtained. Employee claims and benefits not paid or honored, as the case may be, prior to the consummation of the plan, will be paid or honored upon consummation or as soon thereafter as such payment or other obligation becomes due or payable. Employee benefit claims that accrue prior to the date of the commencement of the chapter 11 case are unimpaired under the terms of the plan.

  Retention of Professionals

     We intend to seek authority to employ:

     - TD Securities and Bear Stearns as our financial advisors and investment bankers in connection with the exchange offer;

     - Hale and Dorr LLP, as our general counsel;

     - Young, Conaway, Stargatt & Taylor, as our Delaware bankruptcy counsel;

     - Arthur Andersen LLP as our independent auditors;

     - MacKenzie Partners, Inc. as our information agent;

     - Computershare Trust Company of New York as our exchange agent; and

     - BSMG Worldwide, Inc. as our public relations advisor.

CONFIRMATION STANDARDS

     The prepackaged bankruptcy plan must satisfy the following requirement to be approved:

  Good Faith and Compliance with Law

     A plan of reorganization must be proposed in good faith and disclose certain relevant information regarding payments due and the nature of compensation to insiders. We believe that we have satisfied these requirements, or will satisfy them prior to the date the prepackaged bankruptcy plan is approved, and will seek a ruling to that effect from the bankruptcy court in connection with confirmation of the plan.

  Best Interests

     With respect to each impaired class, each member of such class must either:

     - accept the prepackaged bankruptcy plan; or

     - receive or retain under the prepackaged bankruptcy plan on account of its claim property of a value, as of the effective date, that is at least equal to the value of the property that such member of the class would receive or retain if we were liquidated under chapter 7 of the bankruptcy code.

     We believe that the prepackaged bankruptcy plan meets this test and will seek appropriate findings from the bankruptcy court in connection with the confirmation of the plan. See "-- Best Interests Test/ Liquidation Analysis."

  Feasibility

     The bankruptcy court must also determine that confirmation of the prepackaged bankruptcy plan is not likely to be followed by our liquidation or further reorganization. To determine whether the plan meets this requirement, we have analyzed our ability to meet our obligations under the plan. This analysis includes our projections of our financial performance. Such projections, together with the underlying assumptions, are set forth in Annex D under "Financial Projections." Based upon such projections, we believe that we will have the financial capability to satisfy our obligations following the effective date. Accordingly, we will seek a ruling to that effect in connection with the confirmation of the plan.

  Prepackaged Bankruptcy Plan Acceptance

     Subject to certain exceptions, the prepackaged bankruptcy plan must be accepted by all impaired classes of claims. Classes of claims that are not "impaired" under a plan are deemed to have accepted the plan and are not entitled to vote. A class of claims accepts a plan if the holders of at least two thirds in dollar amount and more than 50% in number of the allowed claims in that class that actually vote on the plan, vote to accept the plan. Holders of claims who fail to vote or who abstain will not be counted to determine the acceptance or rejection of the prepackaged bankruptcy plan by any impaired class.

     The bankruptcy code provides that acceptances obtained prior to the filing of a petition will be effective in a chapter 11 case only if the pre-petition solicitation of the acceptances complied with applicable non-bankruptcy law governing the adequacy of disclosure, such as federal securities laws and regulations. We intend to use the ballots regarding the prepackaged bankruptcy plan that are received pursuant to this solicitation to confirm the plan. We believe that this solicitation complies with such applicable non-bankruptcy law and otherwise contains "adequate information" and will seek appropriate findings from the bankruptcy court in this regard.

     The only classes that are impaired and which are entitled to vote on the prepackaged bankruptcy plan are the classes containing claims for five outstanding series of notes, secured credit facility claims and intercompany claims. The other classes in the plan are unimpaired, and they are deemed to have accepted the plan.

CONFIRMATION OF THE PREPACKAGED BANKRUPTCY PLAN WITHOUT ACCEPTANCE BY ALL CLASSES OF IMPAIRED CLAIMS

     The bankruptcy code provides an exception to the requirement that every class must accept a plan of reorganization. This exception is commonly known as the "cramdown" provision. This provision may allow us to confirm the prepackaged bankruptcy plan even if one or more, but not all, of the impaired classes rejects the prepackaged bankruptcy plan. If we can demonstrate to the bankruptcy court that the plan satisfies the requirements of the "cramdown" provision, each impaired class that voted to reject the plan would, nonetheless, be bound to the treatment afforded to that class under the plan.

     To obtain confirmation of the prepackaged bankruptcy plan using the "cramdown" provision, we must demonstrate to the bankruptcy court that, as to each impaired class that has rejected the plan, the treatment afforded to such class under the plan "does not discriminate unfairly" and is "fair and equitable."

     In general, a plan does not discriminate unfairly if it provides a treatment to the class that has rejected the plan that is substantially equivalent in value to the treatment that is provided to other classes consisting of claims that have equal rank. In determining whether a plan discriminates unfairly, courts will take into account a number of factors, including the differences between obligations for money borrowed and trade credit. Accordingly, two classes of unsecured creditors could be treated differently without unfairly discriminating against either class.

     In general, a plan of reorganization is "fair and equitable" to unsecured creditors if the plan provides that the holder will retain property having a value equal to the amount of its claim or if no class of claims or interests junior in right to the rejecting unsecured creditors class will receive or retain any property under the plan. A plan is "fair and equitable" to secured creditors if the plan provides that the holder will retain its security interest and be paid the value of its collateral or otherwise receive the indubitable equivalent of its claim. Therefore, to confirm the prepackaged bankruptcy plan over the dissent of the any class of noteholders, we must show that the rejecting class of noteholders will receive full payment of their claims under the plan. Similarly, to confirm the prepackaged bankruptcy plan over the objection of a class of secured creditors, we must show that the present value of the deferred payments to be made to secured credit facility lenders will not be less than the amount of the secured credit facility loan claims. We cannot provide any assurance that the value of the securities to be issued in satisfaction of the notes or the present value of the deferred payments to the secured lenders will have a value of not less than the amount of the note or secured credit facility claims, as applicable.

     If any impaired class of noteholders fails to accept the prepackaged bankruptcy plan, we reserve the right under the plan to request that the bankruptcy court confirm the plan in accordance with the "cramdown" provision under the bankruptcy code. In addition, or as an alternative, we also reserve the right to modify the plan to the extent required to conform to the "cramdown" provisions. Any such confirmation would be subject to judicial approval of this solicitation and the plan, including any approval required under the "cramdown" provision of the bankruptcy code.

CONSEQUENCES OF INSUFFICIENT VOTES IN FAVOR OF THE PREPACKAGED BANKRUPTCY PLAN

     If the requisite acceptances to the exchange offer or prepackaged bankruptcy plan are not received by the expiration date of the solicitation period, we will be forced to evaluate our options. Options available to us could include:

     - extending the solicitation period;

     - seeking non-consensual confirmation of the prepackaged bankruptcy plan on the basis described above or on some other basis;

     - submission of a revised plan of reorganization to its noteholders, debentureholders, secured credit facility creditors, general unsecured creditors and stockholders; and

     - filing for protection under the bankruptcy code without a pre-approved plan of reorganization or pursuing a non-bankruptcy restructuring.

     There can be no assurance that we would be able to successfully propose and confirm a different plan of reorganization in which case we might be forced into a liquidation proceeding under chapter 7 of the bankruptcy code if another alternative plan is not successfully proposed.

BEST INTERESTS TEST/LIQUIDATION ANALYSIS

  General

     The bankruptcy code requires that each holder of an allowed claim or interest in an impaired class either accept the prepackaged bankruptcy plan, or receive or retain under the plan on account of the allowed claim or interest property of a value that is not less than the amount that such holder would receive or retain if we were liquidated under chapter 7 of the bankruptcy code. This is the "best interests test". The test considers, hypothetically, the fair salable value of a debtor's assets through liquidation in a chapter 7 bankruptcy proceeding and the value of distributions to creditors and holders of equity interests that would be distributed as a result of such liquidation, often taking into account the costs that would be incurred and the additional liabilities that would arise as a result of the liquidation in such a proceeding.

     If the prepackaged bankruptcy plan is not confirmed, and the chapter 11 case is converted to a case under chapter 7 of the bankruptcy code, a trustee would be elected to liquidate our assets. The proceeds of the liquidation would be distributed to the respective holders of allowed claims and equity interests in the Arch entities in accordance with the priorities established by the bankruptcy code. The chapter 7 trustee would be entitled to a percentage fee for the trustee's services which is based upon the total amount of funds disbursed to parties in interest. Pursuant to the bankruptcy code, the trustee would be entitled to up to a 25% fee of the first $5,000 disbursed, up to a 10% fee of the amounts disbursed between $5,000 and $50,000, up to a 5% fee of the amount between $50,000 and $1.0 million, and reasonable compensation not to exceed 3% of the amount disbursed in excess of $1.0 million. The trustee is also authorized to retain professionals, including accountants and attorneys, to liquidate the chapter 7 estates.

     Under chapter 7, a secured creditor whose claim is fully secured would be entitled to full payment, including, without limitation, interest from the proceeds of the sale of its collateral. Unless its claim is nonrecourse, a secured creditor whose collateral is insufficient to pay its claim in full would be entitled to assert an unsecured claim for its deficiency. Claims entitled to priority under the bankruptcy code would be paid in full before any distribution to general unsecured creditors, including, without limitation, the chapter 7 trustee's fee and the amounts due to the professionals retained by the chapter 7 trustee. Funds, if any, remaining after payment of secured claims, the costs of administering the chapter 7 case and liquidation, and priority claims would be distributed pro rata to general unsecured creditors, and, to the extent of any remaining funds, to stockholders.

     We believe that liquidation under chapter 7 would result in a substantial diminution of the value of the estate because of:

     - failure to realize the greater going-concern value of our assets;

     - the erosion in value of our assets in the context of expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail;

     - additional administrative expenses that would be incurred by a chapter 7 trustee and its attorneys, accountants and other professionals to assist such trustees;

     - additional expenses and claims, some of which would be entitled to priority, that would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations; and

     - the costs attributable to the time value of money resulting from what is likely to be a more protracted proceeding than if the prepackaged bankruptcy plan is confirmed (because of the time required to liquidate our assets, resolve claims and related litigation and prepare for distributions).

  The Liquidation Analysis

     Our management, with the assistance of a valuation advisor retained by us, has prepared a hypothetical chapter 7 liquidation analysis to assist holders of impaired claims to reach a determination as to whether to accept or reject the prepackaged bankruptcy plan. The liquidation analysis estimates the amounts that are likely to be realized and allocates those amounts to creditors and equityholders in accordance with the priorities provided for in a chapter 7 case. The liquidation analysis is provided solely to disclose the effects of a hypothetical liquidation of us under chapter 7 of the bankruptcy code, subject to the assumptions set forth below.

     We believe, based on the assumptions set forth in the liquidation analysis, that none of our noteholders or debentureholders, other than the secured portion of the 9 1/2% senior notes and the 14% senior notes, would receive any distribution on account of their claims in the event of a liquidation of our assets. The holders of 9 1/2% senior notes and 14% senior notes and the holders of secured credit facility claims would receive substantially less in a liquidation than they will receive under the prepackaged bankruptcy plan. Therefore, the value of the distributions offered to the members of each class of impaired claims under the prepackaged bankruptcy plan will be substantially greater than the distribution such creditors would receive in a liquidation under chapter 7.

     Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by our management, are inherently subject to economic and competitive uncertainties and contingencies that are beyond our control. Accordingly, there can be no assurance that the values assumed in the liquidation analysis would be realized if our business was in fact liquidated. In addition, any liquidation that would be undertaken would necessarily take place in future circumstances which cannot currently be predicted. Accordingly, while the liquidation analysis is necessarily presented with numerical specificity, the actual liquidation proceeds would likely vary from the amounts set forth in Annex L. Such actual liquidation proceeds could be materially lower, or higher, than the amounts set forth in Annex L and no representation or warranty can be or is being made with respect to the actual proceeds that could be received in a chapter 7 liquidation. The liquidation analysis has been prepared solely for purposes of estimating the proceeds available to creditors and equity interests and does not represent values that may be appropriate for any other purpose. Nothing contained in the liquidation analysis is intended or may constitute a concession or admission for any other purpose.

     We have approached this liquidation analysis on an asset liquidation basis because there can be no assurance that our Federal Communications Commission licenses would not be revoked by the Federal Communications Commission upon a conversion of the chapter 11 case to a chapter 7 case, thereby eliminating the possibility that we could continue operating or be sold as a "going concern" or "going concerns".

     The liquidation analysis assumes that our assets would be broken up and sold by a chapter 7 trustee irrespective of their current use. Some of our assets when broken up may not be able to be sold or may realize minimal proceeds.

     A copy of the liquidation analysis prepared by our management, including the assumptions used with respect thereto, is attached as Annex L.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

ARCH WIRELESS, INC.

     The following table sets forth selected historical consolidated financial and operating data of Arch for each of the five years ended December 31, 2000 and the three months ended March 31, 2000 and 2001. The selected financial and operating data as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the five years ended December 31, 2000 have been derived from Arch Wireless Inc.'s audited consolidated financial statements and notes. The selected financial and operating data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 have been derived from Arch Wireless Inc.'s unaudited consolidated condensed financial statements and notes. You should read the following consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes set forth below.

     The extraordinary item is an extraordinary gain or loss resulting from prepayment of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently, adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is also one of the primary financial measures used to calculate whether Arch and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of Arch and its subsidiaries to: incur additional indebtedness, make investments, pay dividends, grant liens on its assets, merge, sell or acquire assets, repurchase or redeem capital stock, incur capital expenditures and prepay certain indebtedness. Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Adjusted earnings before interest, income taxes, depreciation and amortization margin is calculated by dividing Arch's adjusted earnings before interest, income taxes, depreciation and amortization by total revenues less cost of products sold. Earnings before interest, income taxes, depreciation and amortization margin is a measure commonly used in the wireless messaging industry to evaluate a company's earnings before interest, income taxes, depreciation and amortization relative to total revenues less cost of products sold as an indicator of the efficiency of a company's operating structure.

                                                                                                    THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                              MARCH 31,
                               ---------------------------------------------------------------   ------------------------
                                  1996         1997         1998         1999         2000          2000         2001
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
  DATA:
  Total revenues.............  $  331,370   $  396,841   $  413,635   $  641,824   $   851,082   $  189,995   $   327,429
  Cost of products sold......     (27,469)     (29,158)     (29,953)     (34,954)      (35,861)      (8,880)      (11,511)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                  303,901      367,683      383,682      606,870       815,221      181,115       315,918
  Operating expenses:
    Service, rental and
      maintenance............      64,957       79,836       80,782      132,400       182,993       39,115        81,043
    Selling..................      46,962       51,474       49,132       84,249       107,208       25,045        36,656
    General and
      administrative.........      86,181      106,041      112,181      180,726       263,901       53,934       108,677
    Depreciation and
      amortization...........     191,871      232,347      221,316      309,434       500,831       90,707       247,088
    Restructuring charge.....          --           --       14,700       (2,200)        5,425           --            --
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Operating income (loss)....     (86,070)    (102,015)     (94,429)     (97,739)     (245,137)     (27,686)     (157,546)
  Interest and non-operating
    expenses, net............     (75,927)     (97,159)    (104,213)    (188,249)     (169,252)     (42,506)      (72,137)
  Equity in loss of
    affiliate................      (1,968)      (3,872)      (5,689)      (3,200)           --           --            --
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Income (loss) before income
    tax benefit,
    extraordinary item and
    accounting change........    (163,965)    (203,046)    (204,331)    (289,188)     (414,389)     (70,192)     (229,683)
  Income tax benefit.........      51,207       21,172           --           --        46,006           --        35,500
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Income (loss) before
    extraordinary item and
    accounting change........    (112,758)    (181,874)    (204,331)    (289,188)     (368,383)     (70,192)     (194,183)
  Extraordinary item.........      (1,904)          --       (1,720)       6,963        58,603        7,615        14,956
  Cumulative effect of
    accounting change........          --           --           --       (3,361)           --           --        (6,794)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Net income (loss)..........  $ (114,662)  $ (181,874)  $ (206,051)  $ (285,586)  $  (309,780)  $  (62,577)  $  (186,021)
                               ==========   ==========   ==========   ==========   ===========   ==========   ===========
  Basic/diluted income (loss)
    per common share before
    extraordinary item and
    accounting change........  $   (16.59)  $   (26.31)  $   (29.34)  $    (9.21)  $     (4.86)  $    (1.28)  $     (1.17)
  Extraordinary item per
    basic/diluted common
    share....................       (0.27)          --        (0.25)        0.22          0.76         0.14          0.09
  Cumulative effect of
    accounting change per
    basic/diluted common
    share....................          --           --           --        (0.11)           --           --         (0.04)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Basic/diluted net income
    per common share.........  $   (16.86)  $   (26.31)  $   (29.59)  $    (9.10)  $     (4.10)  $    (1.14)  $     (1.12)
                               ==========   ==========   ==========   ==========   ===========   ==========   ===========

                                                                                                    THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                              MARCH 31,
                               ---------------------------------------------------------------   ------------------------
                                  1996         1997         1998         1999         2000          2000         2001
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OTHER OPERATING DATA:
  Capital expenditures,
    excluding acquisitions...  $  165,206   $  102,769   $  113,184   $  113,651   $   140,285   $   32,854   $    28,507
  Cash flows provided by
    (used in) operating
    activities...............  $   37,802   $   63,590   $   83,380   $   99,536   $    32,325   $   31,915   $    (9,581)
  Cash flows used in
    investing activities.....  $ (490,626)  $ (102,769)  $  (82,868)  $ (627,166)  $   (92,500)  $  (32,854)  $   (28,333)
  Cash flows provided by
    (used in) financing
    activities...............  $  452,678   $   39,010   $   (2,207)  $  529,158   $   111,996   $    2,000   $    75,209
  Adjusted earnings before
    interest, income taxes,
    depreciation and
    amortization.............  $  105,801   $  130,332   $  141,587   $  209,495   $   261,119   $   63,021   $    89,542
  Adjusted earnings before
    interest, income taxes,
    depreciation and
    amortization margin......          35%          35%          37%          35%           32%          35%           28%
  Units in service at end of
    period...................   3,295,000    3,890,000    4,276,000    6,949,000    11,894,000    6,869,000    11,110,000

                                                          AS OF DECEMBER 31,                              AS OF
                                  ------------------------------------------------------------------    MARCH 31,
                                     1996          1997          1998          1999          2000          2001
                                  ----------    ----------    ----------    ----------    ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets................  $   43,611    $   51,025    $   50,712    $   85,303    $  211,443    $  241,295
  Total assets..................   1,146,756     1,020,720       904,285     1,353,045     2,309,609     2,118,630
  Long-term debt, less current
    maturities..................     918,150       968,896     1,001,224     1,322,508     1,679,219     1,624,939
  Redeemable preferred stock....       3,712            --        26,030        28,176        30,505        31,107
  Stockholders' equity
    (deficit)...................     147,851       (33,255)     (239,493)     (245,735)      (94,264)     (273,187)

     The following table reconciles net income to the presentation of adjusted earnings before interest, income taxes, depreciation and amortization:

                                                                                           THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                             MARCH 31,
                         -------------------------------------------------------------    ---------------------
                           1996         1997         1998         1999         2000         2000        2001
                         ---------    ---------    ---------    ---------    ---------    --------    ---------
                                                         (DOLLARS IN THOUSANDS)
Net income (loss)......  $(114,662)   $(181,874)   $(206,051)   $(285,586)   $(309,780)   $(62,577)   $(186,021)
Interest and
  non-operating
  expenses, net........     75,927       97,159      104,213      188,249      169,252      42,506       72,137
Income tax benefit.....    (51,207)     (21,172)          --           --      (46,006)         --      (35,500)
Depreciation and
  amortization.........    191,871      232,347      221,316      309,434      500,831      90,707      247,088
Restructuring charge...         --           --       14,700       (2,200)       5,425          --           --
Equity in loss of
  affiliate............      1,968        3,872        5,689        3,200           --          --           --
Extraordinary item.....      1,904           --        1,720       (6,963)     (58,603)     (7,615)     (14,956)
Cumulative effect of
  accounting change....         --           --           --        3,361           --          --        6,794
                         ---------    ---------    ---------    ---------    ---------    --------    ---------
Adjusted earnings
  before interest,
  income taxes,
  depreciation and
  amortization.........  $ 105,801    $ 130,332    $ 141,587    $ 209,495    $ 261,119    $ 63,021    $  89,542
                         =========    =========    =========    =========    =========    ========    =========

ARCH WIRELESS COMMUNICATIONS, INC.

     The following table sets forth selected historical consolidated financial and operating data of the intermediate holding company for each of the five years ended December 31, 2000 and the three months ended March 31, 2000 and 2001. The selected financial and operating data as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the five years ended December 31, 2000 have been derived from Arch Wireless Communications, Inc.'s audited consolidated financial statements and notes. The selected financial and operating data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 have been derived from Arch Wireless Communications, Inc.'s unaudited consolidated condensed financial statements and notes. You should read the following consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes set forth below.

     The extraordinary item is an extraordinary gain or loss resulting from prepayment of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                              MARCH 31,
                               ---------------------------------------------------------------   ------------------------
                                  1996         1997         1998         1999         2000          2000         2001
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS
  DATA:
  Total revenues.............  $  331,370   $  396,841   $  413,635   $  641,824   $   847,586   $  189,995   $   322,223
  Cost of products sold......     (27,469)     (29,158)     (29,953)     (34,954)      (35,585)      (8,880)      (11,180)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                  303,901      367,683      383,682      606,870       812,001      181,115       311,043
  Operating expenses:
    Service, rental and
      maintenance............      64,957       79,836       80,782      132,400       182,201       39,115        79,790
    Selling..................      46,962       51,474       49,132       84,249       106,797       25,045        35,926
    General and
      administrative.........      86,181      106,041      112,181      180,726       262,577       53,934       106,784
    Depreciation and
      amortization...........     191,101      231,376      220,172      308,464       496,873       90,638       241,981
    Restructuring charge.....          --           --       14,700       (2,200)        5,425           --            --
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Operating income (loss)....     (85,300)    (101,044)     (93,285)     (96,769)     (241,872)     (27,617)     (153,438)
  Interest and non-operating
    expenses, net............     (49,060)     (62,884)     (66,409)    (143,722)     (144,170)     (30,961)      (63,423)
  Equity in loss of
    affiliate................      (1,968)      (3,872)      (5,689)      (3,200)           --           --            --
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Income (loss) before income
    tax benefit,
    extraordinary item and
    accounting change........    (136,328)    (167,800)    (165,383)    (243,691)     (386,042)     (58,578)     (216,861)
  Income tax benefit.........      51,207       21,172           --           --        46,006           --        35,500
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Income (loss) before
    extraordinary item and
    accounting change........     (85,121)    (146,628)    (165,383)    (243,691)     (340,036)     (58,578)     (181,361)
  Extraordinary item.........      (1,904)          --       (1,720)          --            --           --            --
  Cumulative effect of
    accounting change........          --           --           --       (3,361)           --           --        (6,794)
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
  Net income (loss)..........  $  (87,025)  $ (146,628)  $ (167,103)  $ (247,052)  $  (340,036)  $  (58,578)  $  (188,155)
                               ==========   ==========   ==========   ==========   ===========   ==========   ===========

                                                                                                    THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                              MARCH 31,
                               ---------------------------------------------------------------   ------------------------
                                  1996         1997         1998         1999         2000          2000         2001
                               ----------   ----------   ----------   ----------   -----------   ----------   -----------
                                                                 (DOLLARS IN THOUSANDS)
OTHER OPERATING DATA:
  Capital expenditures,
    excluding acquisitions...  $  155,575   $  102,767   $  113,184   $  113,651   $   139,162   $   32,854   $    25,458
  Cash flows provided by
    (used in) operating
    activities...............  $   40,476   $   64,606   $   84,210   $  100,505   $    33,162   $   31,966   $    (5,964)
  Cash flows used in
    investing activities.....  $ (480,995)  $ (102,767)  $  (82,868)  $ (627,166)  $   (95,620)  $  (32,854)  $   (25,284)
  Cash flows provided by
    (used in) financing
    activities...............  $  438,163   $   38,777   $   (3,207)  $  529,020   $   110,036   $    2,000   $    60,778
  Adjusted earnings before
    interest, income taxes,
    depreciation and
    amortization.............  $  105,801   $  130,332   $  141,587   $  209,495   $   260,426   $   63,021   $    88,543
  Adjusted earnings before
    interest, income taxes,
    depreciation and
    amortization margin......          35%          35%          37%          35%           32%          35%           28%
  Units in service at end of
    period...................   3,295,000    3,890,000    4,276,000    6,949,000    11,589,000    6,869,000    10,803,000

                                                          AS OF DECEMBER 31,                             AS OF
                                    ---------------------------------------------------------------    MARCH 31,
                                       1996          1997        1998         1999          2000          2001
                                    ----------    ----------    -------    ----------    ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets..................  $   41,385    $   49,584    $49,101    $   84,523    $  202,967    $  227,213
  Total assets....................   1,134,328     1,010,046    894,585     1,345,146     2,029,370     1,836,825
  Long-term debt, less current
    maturities....................     605,513       623,000    620,629       924,132     1,454,646     1,425,121
  Redeemable preferred stock......          --            --         --            --            --            --
  Stockholders' equity
    (deficit).....................     451,847       302,042    159,782       172,945      (115,829)      (67,984)

     The following table reconciles net income to the presentation of adjusted earnings before interest, income taxes, depreciation and amortization:

                                                                                            THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         MARCH 31,
                                --------------------------------------------------------   --------------------
                                  1996       1997        1998        1999        2000        2000       2001
                                --------   ---------   ---------   ---------   ---------   --------   ---------
                                                            (DOLLARS IN THOUSANDS)
Net income (loss).............  $(87,025)  $(146,628)  $(167,103)  $(247,052)  $(340,036)  $(58,578)  $(188,155)
Interest and non-operating
  expenses, net...............    49,060      62,884      66,409     143,722     144,170     30,961      63,423
Income tax benefit............   (51,207)    (21,172)         --          --     (46,006)        --     (35,500)
Depreciation and
  amortization................   191,101     231,376     220,172     308,464     496,873     90,638     241,981
Restructuring charge..........        --          --      14,700      (2,200)      5,425         --          --
Equity in loss of affiliate...     1,968       3,872       5,689       3,200          --         --          --
Extraordinary item............     1,904          --       1,720          --          --         --          --
Cumulative effect of
  accounting change...........        --          --          --       3,361          --         --       6,794
                                --------   ---------   ---------   ---------   ---------   --------   ---------
Adjusted earnings before
  interest, income taxes,
  depreciation and
  amortization................  $105,801   $ 130,332   $ 141,587   $ 209,495   $ 260,426   $ 63,021   $  88,543
                                ========   =========   =========   =========   =========   ========   =========

ARCH WIRELESS HOLDINGS, INC.

     The following table sets forth selected historical consolidated financial and operating data of the operating company for each of the five years ended December 31, 2000 and the three months ended March 31, 2000 and 2001. The selected financial and operating data as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the five years ended December 31, 2000 have been derived from Arch Wireless Holdings, Inc.'s audited consolidated financial statements and notes. The selected financial and operating data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 have been derived from Arch Wireless Holdings, Inc.'s unaudited consolidated condensed financial statements and notes. You should read the following consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes set forth below.

     The extraordinary item is an extraordinary gain or loss resulting from prepayment of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                         THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                           MARCH 31,
                                          ----------------------------------------------------------   ----------------------
                                            1996        1997        1998        1999         2000        2000         2001
                                          ---------   ---------   ---------   ---------   ----------   ---------   ----------
                                                                        (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
  Total revenues........................  $ 331,370   $ 396,841   $ 413,635   $ 641,824   $  847,586   $ 189,995   $  322,223
  Cost of products sold.................    (27,469)    (29,158)    (29,953)    (34,954)     (35,585)     (8,880)     (11,180)
                                          ---------   ---------   ---------   ---------   ----------   ---------   ----------
                                            303,901     367,683     383,682     606,870      812,001     181,115      311,043
  Operating expenses:
    Service, rental and maintenance.....     64,957      79,836      80,782     132,400      182,201      39,115       79,790
    Selling.............................     46,962      51,474      49,132      84,249      106,797      25,045       35,926
    General and administrative..........     86,181     106,041     112,181     180,726      262,577      53,934      106,784
    Depreciation and amortization.......    191,101     231,376     219,895     307,561      495,727      90,357      241,658
    Restructuring charge................         --          --      14,700      (2,200)       5,425          --           --
                                          ---------   ---------   ---------   ---------   ----------   ---------   ----------
  Operating income (loss)...............    (85,300)   (101,044)    (93,008)    (95,866)    (240,726)    (27,336)    (153,115)
  Interest and non-operating expenses,
    net.................................    (23,185)    (37,009)    (32,106)    (86,554)     (80,424)    (15,025)     (47,486)
  Equity in loss of affiliate...........     (1,968)     (3,872)     (5,689)     (3,200)          --          --           --
                                          ---------   ---------   ---------   ---------   ----------   ---------   ----------
  Income (loss) before income tax
    benefit, extraordinary item and
    accounting change...................   (110,453)   (141,925)   (130,803)   (185,620)    (321,150)    (42,361)    (200,601)
  Income tax benefit....................     51,207      21,172          --          --       46,006          --       35,500
                                          ---------   ---------   ---------   ---------   ----------   ---------   ----------
  Income (loss) before extraordinary
    item and accounting change..........    (59,246)   (120,753)   (130,803)   (185,620)    (275,144)    (42,361)    (165,101)
  Extraordinary item....................     (1,904)         --      (1,720)         --           --          --           --
  Cumulative effect of accounting
    change..............................         --          --          --      (3,361)          --          --       (6,794)
                                          ---------   ---------   ---------   ---------   ----------   ---------   ----------
  Net income (loss).....................  $ (61,150)  $(120,753)  $(132,523)  $(188,981)  $ (275,144)  $ (42,361)  $ (171,895)
                                          =========   =========   =========   =========   ==========   =========   ==========
OTHER OPERATING DATA:
  Capital expenditures, excluding
    acquisitions........................  $ 155,575   $ 102,767   $ 108,130   $ 108,637   $  139,144   $  32,854   $   25,323
  Cash flows provided by (used in)
    operating activities................  $  66,351   $  90,481   $ 107,809   $ 148,048   $   97,441   $  46,634   $    8,261
  Cash flows used in investing
    activities..........................  $(480,995)  $(102,767)  $ (77,814)  $(622,152)  $  (95,602)  $ (32,854)  $  (25,149)
  Cash flows provided by (used in)
    financing activities................  $ 412,288   $  12,902   $ (31,860)  $ 476,463   $   45,739   $ (12,668)  $   46,418
  Adjusted earnings before interest,
    income taxes, depreciation and
    amortization........................  $ 105,801   $ 130,332   $ 141,587   $ 209,495   $  260,426   $  63,021   $   88,543
  Adjusted earnings before interest,
    income taxes, depreciation and
    amortization margin.................         35%         35%         37%         35%          32%         35%          28%
  Units in service at end of period.....  3,295,000   3,890,000   4,276,000   6,949,000   11,589,000   6,869,000   10,803,000

                                                                         AS OF DECEMBER 31,                          AS OF
                                                    ------------------------------------------------------------   MARCH 31,
                                                       1996         1997        1998        1999         2000         2001
                                                    ----------   ----------   --------   ----------   ----------   ----------
                                                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets..................................  $   41,385   $   49,584   $ 49,101   $   84,523   $  202,967   $  227,213
  Total assets....................................   1,134,328    1,010,046    889,808    1,336,258    2,021,610    1,829,253
  Long-term debt, less current maturities.........     380,513      398,000    265,749      430,880      960,311      930,515
  Redeemable preferred stock......................          --           --         --           --           --           --
  Stockholders' equity (deficit)..................     680,951      534,323    525,454      683,914      395,735      440,271

     The following table reconciles net income to the presentation of adjusted earnings before interest, income taxes, depreciation and amortization:

                                                                                            THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         MARCH 31,
                                --------------------------------------------------------   --------------------
                                  1996       1997        1998        1999        2000        2000       2001
                                --------   ---------   ---------   ---------   ---------   --------   ---------
                                                            (DOLLARS IN THOUSANDS)
Net income (loss).............  $(61,150)  $(120,753)  $(132,523)  $(188,981)  $(275,144)  $(42,361)  $(171,895)
Interest and non-operating
  expenses, net...............    23,185      37,009      32,106      86,554      80,424     15,025      47,486
Income tax benefit............   (51,207)    (21,172)         --          --     (46,006)        --     (35,500)
Depreciation and
  amortization................   191,101     231,376     219,895     307,561     495,727     90,357     241,658
Restructuring charge..........        --          --      14,700      (2,200)      5,425         --          --
Equity in loss of affiliate...     1,968       3,872       5,689       3,200          --         --          --
Extraordinary item............     1,904          --       1,720          --          --         --          --
Cumulative effect of
  accounting change...........        --          --          --       3,361          --         --       6,794
                                --------   ---------   ---------   ---------   ---------   --------   ---------
Adjusted earnings before
  interest, income taxes,
  depreciation and
  amortization................  $105,801   $ 130,332   $ 141,587   $ 209,495   $ 260,426   $ 63,021   $  88,543
                                ========   =========   =========   =========   =========   ========   =========

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

  Arch Wireless, Inc.

     For the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and the three months ended March 31, 2001, the parent company's earnings from continuing operations were insufficient to cover fixed charges by approximately $164.0 million, $203.0 million, $204.3 million, $289.2 million, $414.4 million and $229.7 million, respectively.

     For the same periods, the parent company's earnings from continuing operations were insufficient to cover fixed charges, preferred stock accretion and preferred stock dividends by approximately $164.3 million, $203.1 million, $205.4 million, $291.3 million, $420.9 million and $230.3 million, respectively.

  Arch Wireless Communications, Inc.

     For the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and the three months ended March 31, 2001, the old intermediate holding company's earnings from continuing operations were insufficient to cover fixed charges by approximately $136.3 million, $167.8 million, $165.4 million, $243.7 million, $386.0 million and $216.9 million, respectively.

  Arch Wireless Holdings, Inc.

     For the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and the three months ended March 31, 2001, the operating company's earnings from continuing operations were insufficient to cover fixed charges by approximately $110.5 million, $141.9 million, $130.8 million, $185.6 million, $321.2 million and $200.6 million, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED

OVERVIEW

     The following discussion and analysis should be read in conjunction with Arch's consolidated financial statements and notes.

     Arch derives the majority of its revenues from fixed monthly or other periodic fees charged to subscribers for wireless messaging services. Such fees are not generally dependent on usage. As long as a subscriber remains on service, operating results benefit from the recurring payments of the fixed periodic fees without incurrence of additional selling expenses. Arch's service, rental and maintenance revenues and the related expenses exhibit substantially similar growth trends. Excluding the effect of definitional changes, Arch's average revenue per unit in service has declined over the last three years for two principal reasons:

     - primarily due to an increase in competition in certain of the markets in which Arch operates, particularly competition from telephone, cellular and PCS providers; and

     - to a lesser extent, an increase in the number of reseller customers whose airtime is purchased at wholesale rates.

     The reduction in average revenue per unit in service resulting from these trends has been offset by the reduction of expenses so that margins had been improving until Arch's merger in June 1999 with MobileMedia which resulted in redundant management and administrative headcount. While the integration of Arch and MobileMedia's operations are substantially complete, the consummation of the PageNet merger in November 2000 also resulted in redundant management and administrative headcount. Arch expects margins to improve following completion of the integration of PageNet.

     During the 1990s, Arch achieved significant growth in units in service and adjusted earnings before interest, income taxes, depreciation and amortization through acquisitions and, prior to 1999, internal growth. During 1999, units in service decreased by 89,000 units, excluding the addition of subscribers from the MobileMedia acquisition. As a result of the MobileMedia and PageNet acquisitions units in service were adjusted to eliminate intercompany accounts and to reflect a common definition of units in service. During 2000, units in service decreased by a further 2,073,000 units, 888,000 due to subscriber cancellations and 1,185,000 due to definitional changes, excluding the addition of subscribers from the PageNet acquisition. In the three months ended March 31, 2001, units in service decreased by 784,000 units. Arch believes it will experience a substantial net decline in the number of units in service during 2001 as Arch's addition of advanced messaging subscribers is likely to be exceeded by its loss of traditional messaging subscribers. Arch's ability to compete against telephone, cellular and PCS providers providing advanced messaging services is as yet unproven. From January 1, 1998 through December 31, 2000, Arch's total number of units in service grew from 3.9 million to 11.9 million units. Arch's total revenues have increased from $413.6 million in the year ended December 31, 1998 to $641.8 million in the year ended December 31, 1999 and to $851.1 million in the year ended December 31, 2000. Arch had net losses of $206.1 million, $285.6 million and $309.8 million in the years ended December 31, 1998, 1999 and 2000, respectively, as a result of significant depreciation and amortization expenses related to acquired and developed assets and interest charges associated with indebtedness. Arch's net loss increased to $186.6 million for the three months ended March 31, 2001 from $62.6 million for the corresponding 2000 period, as a result of significant depreciation and amortization expenses related to assets acquired in the PageNet merger and interest charges associated with indebtedness. As its subscriber base has grown, Arch's adjusted earnings before interest, income taxes, depreciation and amortization has increased from $141.6 million in the year ended December 31, 1998 to $209.5 million in the year ended December 31, 1999 and to $261.1 million in the year ended December 31, 2000. Arch's adjusted earnings before interest, income taxes, depreciation and amortization increased to $89.5 million for the three months ended March 31, 2001 from $63.0 million for the corresponding 2000 period, as a result of the PageNet merger.

     Earnings before interest, income taxes, depreciation and amortization is a commonly used measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is one of the financial measures used to calculate whether Arch and its subsidiaries are in compliance with the covenants under their respective debt agreements. Adjusted earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. One of Arch's financial objectives is to increase its adjusted earnings before interest, income taxes, depreciation and amortization, since this is a significant source of funds for servicing indebtedness and for investment in continued growth, including purchase of messaging units, messaging system equipment, construction and expansion of messaging systems and possible acquisitions. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, may not necessarily be comparable to similarly titled data of other wireless messaging companies. Amounts reflected as adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing or future indebtedness, including the repayment of such indebtedness or the payment of associated interest, limitations imposed by applicable law upon the payment of dividends or distributions or capital expenditure requirements.

PAGENET MERGER

     On November 10, 2000, Arch completed its acquisition of PageNet for $1.35 billion consisting of 89,896,907 shares of Arch common stock valued at $263.4 million, the assumption of liabilities of $1.06 billion and $27.6 million of transaction costs. In the merger, each outstanding share of PageNet's common stock was exchanged for 0.04796505 shares of Arch's common stock. In connection with the merger, 80.5% of the total equity of PageNet's subsidiary, Vast Solutions, Inc. was issued to PageNet's current stockholders and noteholders and Arch holds the remaining 19.5% of Vast's equity.

     During the fourth quarter of 2000, Arch management commenced the development of plans to integrate PageNet operations, including the elimination of redundant headcount and facilities. It is expected that integration will be completed by December 31, 2001. Since Arch currently anticipates a net reduction of approximately 50% of PageNet's workforce and the closing of certain facilities, it established a $76.0 million acquisition reserve which is included as part of the purchase price of PageNet. The initial acquisition reserve consisted of approximately:

     - $66.1 million for employee severance;

     - $9.4 million for lease obligations and terminations; and

     - $0.5 million of other costs.

     Cash payments of $29.3 million for employee severance were made in the fourth quarter of 2000, and the remaining severance costs will be paid during 2001. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2005. There can be no assurance that the desired cost savings will be achieved or that the integration of the two companies will be accomplished smoothly, expeditiously or successfully. For additional information, see Note 10 to the consolidated financial statements.

MOBILEMEDIA MERGER

     In June 1999, Arch acquired MobileMedia Communications, Inc. Arch acquired MobileMedia for a combination of cash and Arch securities, as follows:

     - Arch paid approximately $479.0 million in cash to secured creditors of MobileMedia;

     - Arch paid a total of $37.6 million of fees, expenses and other debts;

     - Arch issued 4,781,656 shares of its common stock to unsecured creditors of MobileMedia;

     - Arch issued 36,207,265 additional shares of its common stock to unsecured creditors of MobileMedia and Arch stockholders for a total purchase price of $217.2 million; and

     - Arch issued to four unsecured creditors, who had agreed to purchase shares not purchased by other unsecured creditors, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     Arch also issued to those holders who held its common stock and Series C preferred stock on January 27, 1999 102,964 shares of common stock and warrants to purchase 14,861,424 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     Subsidiaries of Arch also borrowed a total of $320.8 million to help fund the MobileMedia acquisition.

     During the third quarter of 1999, Arch's board of directors approved plans covering the elimination of redundant headcount and facilities in connection with the overall integration of operations. The integration was substantially complete at December 31, 2000. Arch established a $14.5 million acquisition reserve which is included as part of the purchase price of MobileMedia. The initial acquisition reserve consisted of approximately:

     - $6.1 million for employee severance;

     - $7.9 million for lease obligations and terminations; and

     - $0.5 million of other costs.

     For additional information, see Note 10 to the consolidated financial statements.

RESULTS OF OPERATIONS

     The following table presents certain items from Arch's consolidated statements of operations as a percentage of net revenues and certain other information for the periods indicated (dollars in thousands):

                                                                          THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   MARCH 31,
                               ---------------------------------    ------------------------------
                                 1998        1999         2000          2000             2001
                               --------    ---------    --------    ------------    --------------
Total revenues...............     107.8%       105.8%      104.4%        104.9%           103.6%
Cost of products sold........      (7.8)        (5.8)       (4.4)         (4.9)            (3.6)
                               --------    ---------    --------      --------         --------
Net revenues.................     100.0        100.0       100.0         100.0            100.0
Operating expenses:
  Service, rental and
     maintenance.............      21.1         21.8        22.4          21.6             25.7
  Selling....................      12.8         13.9        13.1          13.8             11.6
  General and
     administrative..........      29.2         29.8        32.4          29.8             34.4
  Depreciation and
     amortization............      57.7         51.0        61.4          50.1             78.2
  Restructuring charge.......       3.8         (0.4)        0.7            --               --
                               --------    ---------    --------      --------         --------
Operating income (loss)......     (24.6)%      (16.1)%     (30.0)%       (15.3)%          (49.9)%
                               ========    =========    ========      ========         ========
Net income (loss)............     (53.7)%      (47.1)%     (38.0)%       (34.6)%          (58.9)%
                               ========    =========    ========      ========         ========

                                                                          THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   MARCH 31,
                               ---------------------------------    ------------------------------
                                 1998        1999         2000          2000             2001
                               --------    ---------    --------    ------------    --------------
Cash flows provided by (used
  in) operating activities...  $ 83,380    $  99,536    $ 32,325      $ 31,915         $ (9,581)
Cash flows used in investing
  activities.................  $(82,868)   $(627,166)   $(92,500)     $(32,854)        $(28,333)
Cash flows (used in) provided
  by financing activities....  $ (2,207)   $ 529,158    $111,996      $  2,000         $ 75,209
Adjusted earnings before
  interest, income taxes,
  depreciation and
  amortization...............      36.9%        34.5%       32.0%         34.8%            28.3%
                               ========    =========    ========      ========         ========

     Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch does not reflect restructuring charge, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is one of the primary financial measures used to calculate whether Arch and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of Arch and its subsidiaries to:

     - incur additional indebtedness;

     - make investments;

     - pay dividends;

     - grant liens on its assets;

     - merge, sell or acquire assets;

     - repurchase or redeem capital stock;

     - incur capital expenditures; and

     - prepay certain indebtedness.

     Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined by generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things.

  Three Months Ended March 31, 2001 Compared with Three Months Ended March 31, 2000

     Revenues increased to $327.4 million, a 72.3% increase, for the three months ended March 31, 2001 from $190.0 million for the three months ended March 31, 2000 as the number of units in service increased from 6.9 million at March 31, 2000 to 11.1 million at March 31, 2001 due to the PageNet acquisition in November 2000. Net revenues (revenues less cost of products sold) increased to $315.9 million, a 74.4% increase, for the three months ended March 31, 2001 from $181.1 million for the corresponding 2000 period. Revenues and net revenues in the periods ended March 31, 2000 and 2001 were adversely affected by (1) the declining demand for traditional paging services and (2) subscriber cancellations which led to a decrease of 784,000 units in service for the quarter ended March 31, 2001. For the three months ended March 31, 2001 advanced messaging revenues and net revenues were $17.2 million and $14.5 million, respectively, or approximately 5.3% of revenues and 4.6% of net revenues. Arch did not begin to sell its advanced messaging products on a commercial scale until August 2000.

     Revenues consist primarily of recurring revenues associated with the provision of messaging services, rental of leased units and product sales. Product sales represented less than 10% of total revenues for the three months ended March 31, 2001 and 2000. Arch does not differentiate between service and rental revenues.

     Arch believes the demand for traditional messaging services declined in 1999 and 2000 and in the first three months of 2001, and will continue to decline in the following years and that future growth in the wireless messaging industry will be attributable to advanced messaging and information services. As a result, Arch expects to continue to experience significant declines of units in service during 2001 as Arch's addition of advanced messaging subscribers will likely be exceeded by its loss of traditional messaging subscribers.

     Service, rental and maintenance expenses, which consist primarily of telephone, third party carrier fees, site rental expenses and repairs and maintenance expenses, increased to $81.0 million, or 25.7% of net revenues, in 2001 from $39.1 million, or 21.6% of net revenues, in 2000. The increase was due to the acquisition of PageNet in November 2000. For the three months ended March 31, 2001 and 2000, there was $11.1 million and $1.2 million, respectively, of service, rental and maintenance expenses associated with the provision of advanced messaging and information services.

     Selling expenses increased to $36.7 million, or 11.6% of net revenues, for the three months ended March 31, 2001 from $25.0 million, or 13.8% of net revenues, for the corresponding 2000 period. The increase in dollar amount was due to the acquisition of PageNet. Selling expenses related to advanced messaging and information services were $7.2 million and $0.1 million for the three months ended March 31, 2001 and 2000, respectively.

     General and administrative expenses increased to $108.7 million, or 34.4% of net revenues, for the three months ended March 31, 2001 from $53.9 million, or 29.8% of net revenues, in 2000. The increase was due to increased headcount, administrative and facility costs associated with PageNet. General and administrative expenses associated with the provision of advanced messaging and information services were $3.9 million in the 2001 period and $1.3 million in the 2000 period.

     Depreciation and amortization expenses increased to $247.1 million in 2001 from $90.7 million in 2000. The increase in these expenses principally reflect the acquisition of PageNet as well as incremental depreciation and amortization expense as a result of reducing the remaining lives on messaging equipment and certain intangible assets in the fourth quarter of 2000.

     Operating losses were $157.5 million for the three months ended March 31, 2001 compared to $27.7 million in 2000, as a result of the factors outlined above.

     Net interest expense increased to $63.9 million for the three months ended 2001 from $41.3 million for the corresponding 2000 period. The increase was principally attributable to an increase in Arch's outstanding debt due to the PageNet acquisition. Interest expense for the three months ended March 31, 2000 and 2001 included approximately $9.4 million and $12.2 million, respectively, of accretion on assumed bank debt and Arch's senior debt, the payment of which was deferred.

     Other expense increased to $8.2 million for the three months ended March 31, 2001 from $1.2 million for the three months ended March 31, 2000. In 2001, other expense includes a $5.9 million charge resulting from the application of SFAS No. 133. See note (h) to the Consolidated Condensed Financial Statements.

     For the three months ended March 31, 2001 and 2000, Arch recognized extraordinary gains of $15.0 million and $7.6 million, respectively, on the retirement of debt exchanged for Arch stock.

     Arch recognized an income tax benefit of $35.5 million for the three months ended March 31, 2001. The benefit represented the tax benefit of operating losses incurred subsequent to the acquisition of PageNet which were available to offset deferred tax liabilities arising from the PageNet acquisition.

     On January 1, 2001, Arch adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Initial application of SFAS No. 133 resulted in a $6.8 million charge in the quarter ended March 31, 2001, which was reported as the cumulative effect of a change in accounting principle. This charge represents the impact of initially recording the derivatives at fair value as of January 1, 2001.

     Net loss increased to $186.6 million for the three months ended March 31, 2001 from $62.6 million for the corresponding 2000 period, as a result of the factors outlined above.

  Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

     Total revenues increased to $851.1 million, a 32.6% increase, in 2000 from $641.8 million in 1999 as the number of units in service increased from 6.9 million at December 31, 1999 to 11.9 million at December 31, 2000 due to the PageNet acquisition in November 2000. Net revenues increased to $815.2 million, a 34.3% increase, at December 31, 2000 from $606.9 million at December 31 1999. Total revenues and net revenues in 1999 and 2000 were adversely affected by (1) the declining demand for traditional messaging services and (2) subscriber cancellations which led to a decrease of 888,000 units in service for the year ended December 31, 2000. Advanced messaging revenues of $9.4 million represented approximately 1.1% of revenues in 2000. Arch did not begin to sell its advanced messaging products on a commercial scale until August 2000. Product sales represented less than 10% of total revenues for the years ended December 31, 2000 and 1999.

     Service, rental and maintenance expenses increased to $183.0 million, or 22.4% of net revenues, in 2000 from $132.4 million, or 21.8% of net revenues, in 1999. Approximately half of this increase was due to the acquisition of PageNet in November 2000. The remaining increase was primarily due to a full year of expenses for the provision of alphanumeric and nationwide messaging services to a higher percentage of customers which resulted from the MobileMedia acquisition in June 1999. In 2000, there was $12.3 million of service, rental and maintenance expenses associated with the provision of advanced messaging and information services.

     Selling expenses increased to $107.2 million, or 13.2% of net revenues, in 2000 from $84.2 million, or 13.9% of net revenues, in 1999. Approximately one-third of this increase in dollar amount was due to the acquisition of PageNet. The remaining increase in dollar amount was primarily due to a full year of increased headcount associated with the MobileMedia acquisition. Selling expenses related to advanced messaging and information services were $6.5 million in 2000.

     General and administrative expenses increased to $263.9 million, or 32.4% of net revenues, in 2000 from $180.7 million, or 29.8% of net revenues, in 1999. Approximately one-third of the increase was due to increased headcount, administrative and facility costs associated with PageNet. The remaining increase was primarily due to a full year of increased headcount, administrative and facility costs associated with MobileMedia. General and administrative expenses associated with the provision of advanced messaging and information services were $6.9 million in 2000.

     Depreciation and amortization expenses increased to $500.8 million in 2000 from $309.4 million in 1999. The increase in these expenses principally reflected the acquisition of PageNet and a full year of depreciation and amortization of the assets purchased in the MobileMedia acquisition. This increase also included $19.3 and $103.5 million of incremental depreciation and amortization expense, respectively, as a result of reducing the remaining lives on messaging equipment and certain intangible assets.

     Operating losses were $245.1 million in 2000 compared to $97.7 million in 1999, as a result of the factors outlined above.

     Net interest expense increased to $166.2 million in 2000 from $143.0 million in 1999. The increase was principally attributable to an increase in Arch's outstanding debt due to the MobileMedia and PageNet acquisitions. Interest expense for 1999 and 2000 included approximately $41.6 million and $28.3 million, respectively, of accreted interest on Arch's senior debt, the payment of which was deferred.

     In 2000 and 1999, Arch recognized extraordinary gains of $58.6 million and $7.0 million, respectively, on the retirement of debt exchanged for Arch stock.

     Arch recognized an income tax benefit of $46.0 million in 2000. The benefit represented the tax benefit of operating losses incurred subsequent to the acquisition of PageNet which were available to offset deferred tax liabilities arising from the PageNet acquisition.

     Net loss increased to $309.8 million in 2000 from $285.6 million in 1999, as a result of the factors outlined above.

  Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

     Total revenues increased to $641.8 million, a 55.2% increase, in 1999 from $413.6 million in 1998 as the number of units in service increased from 4.3 million at December 31, 1998 to 6.9 million at December 31, 1999 due to the MobileMedia acquisition in June 1999. Net revenues increased to $606.9 million, a 58.2% increase, in 1999 from $383.7 million in 1998. Total revenues and net revenues in 1999 were adversely affected by (1) the declining demand for traditional messaging services and (2) Arch subscriber cancellations which led to a decrease of 89,000 units in service, excluding the addition of subscribers from the MobileMedia acquisition. Product sales represented less than 10% of total revenues in 1999 and 1998.

     Service, rental and maintenance expenses increased to $132.4 million or 21.8% of net revenues, in 1999 from $80.8 million or 21.1% of net revenues, in 1998. The increase was due primarily to increased expenses associated with the provision of wireless messaging services to a greater number of units due to the MobileMedia acquisition.

     Selling expenses increased to $84.2 million or 13.9% of net revenues, in 1999 from $49.1 million or 12.8% of net revenues, in 1998. The increase in absolute dollars was primarily due to increased headcount and the increase as a percentage of net revenues was primarily due to redundant headcount as a result of the MobileMedia merger.

     General and administrative expenses increased to $180.7 million or 29.8% of net revenues, in 1999 from $112.2 million or 29.2% of net revenues, in 1998. The increase in absolute dollars was due primarily to increased headcount, administrative and facility costs and the increase as a percentage of net revenues was primarily due to the redundant headcount, administrative and facility costs associated with MobileMedia.

     Depreciation and amortization expenses increased to $309.4 million in 1999 from $221.3 million in 1998. The increase in these expenses principally reflected the acquisition of MobileMedia. Additionally, depreciation expense in 1999 included the write-off of approximately $7.1 million of costs associated with the development of an integrated billing and management system. Arch decided to discontinue further development of that system due to the capabilities of the system acquired through the MobileMedia merger.

     Operating loss was $97.7 million in 1999 compared to $94.4 million in 1998, as a result of the factors outlined above.

     Net interest expense increased to $143.0 million in 1999 from $102.3 million in 1998. The increase was principally attributable to an increase in Arch's outstanding debt due to the MobileMedia acquisition. Interest expense for 1999 included approximately $41.6 million of accreted interest on Arch's senior discount notes, the payment of which is deferred. Interest expense for 1998 included approximately $37.1 million of accretion on these notes.

     Other expense increased to $45.2 million in 1999 from $2.0 million in 1998. Other expense in 1999 included:

     - $6.5 million for a write-off of Arch's entire investment in CONXUS Communications, Inc., a holder of narrowband PCS licenses. CONXUS filed for bankruptcy protection in May 1999.

     - a $35.8 million write-off of Arch's investment in Benbow PCS Ventures, Inc. another holder of narrowband PCS licenses. In June 1999, Arch, Benbow and Benbow's controlling shareholder agreed to terminate their business relationship and wind-up Benbow's business.

     In October 1999, Arch recognized an extraordinary gain of $7.0 million on the retirement of debt exchanged for Arch common stock. In June 1998, Arch recognized an extraordinary charge of $1.7 million representing the write-off of unamortized deferred financing costs associated with the prepayment of indebtedness under prior credit facilities.

     On January 1, 1999, Arch adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 98-5 (SOP 98-5). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 resulted in a $3.4 million charge in the quarter ended March 31, 1999, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.

     Net loss increased to $285.6 million in 1999 from $206.1 million in 1998, as a result of the factors outlined above.

LIQUIDITY AND CAPITAL RESOURCES

     Arch is proposing to restructure its debt because of its inability to make required principal and interest payments under its secured credit facility and outstanding notes that will become due in 2002. This inability to pay arises primarily from the lack of sufficient cash flow from operations. Furthermore, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, we will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then.

  Cash Flow

     Arch's business strategy requires the availability of substantial funds to finance capital expenditures for subscriber equipment and network system equipment and to service debt. Arch's net cash flows from operating, investing and financing activities for the periods indicated in the table below are as follows:

                                                                                        THREE
                                                                                       MONTHS
                                                                                        ENDED
                                                         YEAR ENDED DECEMBER 31,      MARCH 31,
                                                       ---------------------------    ---------
                                                        1998      1999       2000       2001
                                                       ------    -------    ------    ---------
                                                                (DOLLARS IN MILLIONS)
Net cash provided by (used in) operating
  activities.........................................  $ 83.4    $  99.5    $ 32.3     $ (9.6)
Net cash used for investing activities...............  $(82.9)   $(627.2)   $(92.5)    $(28.3)
Net cash (used in) provided by financing
  activities.........................................  $ (2.2)   $ 529.2    $112.0     $ 75.2

     Investing activities in 1999 and 2000 included a cash outflow of $516.6 million and a cash inflow of $47.8 million for the acquisitions of MobileMedia and PageNet, respectively. Financing activities in 2001 included an advance of $250.0 million from Nextel offset by cash repayments of debt of $175.8 million. Financing activities in 2000 included borrowings of $175.0 million offset by cash repayments of debt of $63.6 million. Financing activities in 1999 included $217.2 million from the sale of common stock to unsecured creditors of MobileMedia and borrowings of $320.8 million in connection with the acquisition of MobileMedia as described above.

     Arch expects that its traditional paging business will continue to decline as a generator of cash flow, while the prospects for its advanced messaging services are as yet unproven.

  Capital Expenditures and Commitments

     Excluding acquisitions of wireless messaging businesses, Arch's capital expenditures were $113.2 million in 1998, $113.7 million in 1999, $140.3 million in 2000 and $28.5 million in the three months ended March 31, 2001. To date, Arch generally has funded its capital expenditures with net cash provided by operating activities and the incurrence of debt.

     Arch's capital expenditures primarily involved the purchase of wireless messaging units, system and transmission equipment, information systems and capitalized financing costs.

     Arch estimates that capital expenditures for 2001-2003 will be approximately $130 million per year. Such expenditures will be used primarily for subscriber equipment, network infrastructure, information systems and expansion of Arch's advanced messaging network. However, the actual amount of capital to be required by Arch will depend on a number of factors, including; subscriber growth, the type of products and services demanded by customers, service revenues, and the nature and timing of Arch's strategy to enhance its advanced messaging networks.

  Other Commitments and Contingencies

     Arch's long term liabilities increased by approximately $320.8 million as a result of the MobileMedia acquisition and approximately $642.3 million, net of a $164.2 million discount to face value recorded on assumed bank debt, as a result of the PageNet acquisition.

     Interest payments commence September 15, 2001 on Arch's 10 7/8% senior discount notes. Through April 30, 2001 a total of $354.3 million principal amount at maturity of the discount notes has been exchanged for Arch common stock. Based on the principal amount outstanding at April 30, 2001 ($113.1 million), such interest payments will equal $6.1 million on March 15 and September 15 of each year, beginning September 15, 2001, until scheduled maturity on March 15, 2008.

     The exchange offer and the prepackaged bankruptcy plan are intended to change Arch's short-term debt service requirements over the next five years as follows (in millions):

                                                       ESTIMATED DEBT SERVICE REQUIREMENTS
                                                 -----------------------------------------------
                                                              AFTER EXCHANGE   AFTER PREPACKAGED
                                                 AT PRESENT       OFFER         BANKRUPTCY PLAN
                                                 ----------   --------------   -----------------
2002...........................................    $321.8         $180.3            $180.3
2003...........................................     344.3          185.4             185.4
2004...........................................     566.1          189.6             189.6
2005...........................................     292.4          227.6             227.6
2006...........................................     426.5          809.1             809.1

  Sources of Funds

     Sale of Specialized Mobile Radio Licenses

     In January 2001, Arch announced an agreement with Nextel Communications, Inc. to sell its specialized mobile radio licenses to Nextel for an aggregate purchase price of $175 million. Concurrently with this transaction, Nextel agreed to invest $75 million in Series F preferred stock.

     Pursuant to these transactions, in February 2001, Nextel advanced $250 million to Arch in the form of a $175 million loan secured by a pledge of the shares of the Arch subsidiary which owns the specialized mobile radio licenses, and a $75 million unsecured loan. Upon receipt of regulatory approvals, the specialized mobile radio licenses will be transferred to Nextel and the principal amount of the $175 million loan will be satisfied in consideration for such transfer, and the principal amount of the $75 million unsecured loan will be exchanged for shares of Arch Series F preferred stock. Interest payments on such loans will be made in shares of Series F preferred stock.

     Arch used $175.2 million of the proceeds from these transactions to prepay all required 2001 amortization payments under its senior credit facility. The remaining $75 million of proceeds, with the exception of $5 million of escrowed cash, is available for working capital purposes. Following the completion of these transactions, including the prepayment of the secured credit facility, Arch had approximately $100 million of cash on hand, and no additional borrowing capacity under its senior credit facility.

     Credit Facility

     At December 31, 2000, an Arch subsidiary had a senior credit facility in the amount of $1,298.8 million. After consideration of the $175.2 million prepayment that occurred in February 2001 in connection with the pending sale of specialized mobile radio licenses to Nextel, the senior credit facility was reduced to $1,119.6 million consisting of (1) a $122.5 million Tranche A reducing revolving facility, (2) a $64.1 million Tranche B term loan, (3) a $662.7 million Tranche B-1 term loan and (4) a $270.3 million Tranche C term loan.

     The February 2001 prepayment of $175.2 million satisfied all required 2001 amortization payments under the senior credit facility. The Tranche A facility will reduce on a quarterly basis commencing March 31, 2002 and will mature on June 30, 2005. The Tranche B term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2005. The Tranche B-1 term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2006. The Tranche C term loan will amortize in annual installments commencing December 31, 2002, with an ultimate maturity date of June 30, 2006.

     Arch believes that based on its current cash position and projected requirements, it will have sufficient cash to fund operations through December 31, 2001. However, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, Arch will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then. For additional information, see Note 4 to Arch's consolidated financial statements. Arch's ability to borrow in the future will depend, in part, on its ability to continue to increase its adjusted earnings before interest, income taxes, depreciation and amortization.

     Equity Issued in Exchange for Debt

     In 2000, Arch issued 285,973 shares of the parent company's common stock in exchange for $3.5 million principal amount of Arch convertible debentures. Arch also issued 12,182,659 shares of its common stock in exchange for $165.3 million accreted value ($184.2 million maturity value) of 10 7/8% senior discount notes.

     In May 2000, Arch completed a transaction with Resurgence Asset Management L.L.C. for the exchange of $91.1 million accreted value ($100.0 million maturity value) of 10 7/8% senior discount notes held by various Resurgence entities for 1,000,000 shares of Series D preferred stock. Upon completion of the PageNet acquisition in November 2000 the Series D preferred stock was converted into a total of 6,613,180 shares of the parent company's common stock.

     In the first quarter of 2001, Arch issued 8,793,350 shares of the parent company's common stock in exchange for $26.3 million accreted value ($26.5 million maturity value) of 10 7/8% senior discount notes.

     In April 2001, Arch issued 10,112,500 shares of the parent company's common stock in exchange for $24.5 million of maturity value of 10 7/8% senior discount notes.

INFLATION

     Inflation has not had a material effect on Arch's operations to date. Systems equipment and operating costs have not increased in price and wireless messaging units have tended to decline in recent years. This reduction in costs has generally been reflected in lower prices charged to subscribers who purchase their wireless messaging units. Arch's general operating expenses, such as salaries, employee benefits and occupancy costs, are subject to normal inflationary pressures.

THE SUBSIDIARIES

     Results of Operations. Substantially all of Arch's business operations are carried on by the operating company, Arch Wireless Holdings, Inc., and its subsidiaries, and are therefore recorded in the consolidated results of operations of the operating company, the old intermediate holding company and the parent company. The consolidated results of operations of the parent company and old intermediate holding company differ from results of operations of the operating company only because the parent company, the intermediate holding company and certain of their other subsidiaries have some assets and indebtedness that are unique to them, apart from the assets and indebtedness of the operating company. These unique assets and indebtedness include:

     - special mobile radio licenses with a book value of approximately $177.1 million which appear only on the consolidated balance sheet of the parent company;

     - assets with a book value of approximately $55.5 million and indebtedness of $61.2 million of the parent company's Canadian subsidiary which only appear on the consolidated balance sheet of the parent company;

     - indebtedness of $199.8 million, including indebtedness of $61.2 million of the parent company's Canadian subsidiary, which appears only on the consolidated balance sheet of the parent company; and

     - indebtedness of $494.6 million which appears only on the consolidated balance sheets of the parent company and the old intermediate holding company.

     These unique assets and indebtedness resulted in unique amounts of interest expense, amortization expense, net loss and earnings before interest, income taxes, depreciation and amortization for the parent company and the old intermediate holding company, as described under "Selected Historical Financial and Operating Data -- The Subsidiaries."

     Liquidity and Capital Resources

     On a consolidated basis, the parent company and the old intermediate holding company are more leveraged than the operating company. The old intermediate holding company has substantially less indebtedness than the parent company, and the operating company has substantially less indebtedness than the old intermediate holding company. However, the parent company, the old intermediate holding company and the operating company have substantially the same consolidated assets and revenues as one another.

     Annexes M and N contain detailed management's discussion and analysis of the financial condition and results of operations of the old intermediate holding company and the operating company, respectively.

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements of Arch give effect to the following transactions as if they were consummated as of March 31, 2001 with respect to the unaudited pro forma balance sheet and on January 1, 2000 with respect to the unaudited pro forma statements of operations:

     - The exchange of 100% of the principal amount and accreted value plus accrued interest as of June 30, 2001, the date utilized to determine the consideration exchanged, of the following series of outstanding notes:

        - 10 7/8% senior discount notes of the parent company exchanged for 16,634,483 of Arch common stock and 205,228 units of new preferred stock,

        - 9 1/2% senior notes of the old intermediate holding company exchanged for $33.6 million principal amount of the variable rate secured senior notes, $43.4 million principal amount of the new 12% senior notes and 129,948 units of new preferred stock,

        - 14% senior notes of the old intermediate holding company exchanged for $26.4 million principal amount of the variable rate secured notes, $34.2 million principal amount of the new 12% senior notes and 102,334 units of new preferred stock,

        - 12 3/4% senior notes of the old intermediate holding company exchanged for $61.5 million principal amount of the new 12% senior notes and 184,169 units of new preferred stock, and

        - 13 3/4% senior notes of old intermediate holding company exchanged for $65.6 million principal amount of the new 12% senior notes and 196,549 units of new preferred stock

     - Arch's acquisition of PageNet, which closed on November 10, 2000.

     The pro forma financial statements were prepared assuming that the exchange transactions contemplated in this registration statement are consummated without a voluntary chapter 11 bankruptcy filing. If Arch files the pre-packaged bankruptcy plan, the financial statements would be required to be stated on the fresh start basis of accounting which requires the assets and liabilities to be recorded at fair value.

     The pro forma financial statements utilize the purchase method of accounting for the merger of Arch and PageNet. Arch is the acquiring company for accounting purposes. Under the purchase method of accounting, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair value at the time of the merger. Income of the combined company does not include income or loss of PageNet prior to the merger. The pro forma condensed consolidated financial statements reflect the pro forma adjustments made to combine Arch with PageNet using the purchase method of accounting.

     The pro forma condensed consolidated financial data is for information purposes only and is not necessarily indicative of the results of future operations of the combined company or the actual results that would have been achieved had the transactions listed above and the merger of Arch and PageNet been consummated during the periods indicated. You should read the unaudited pro forma financial data in conjunction with the consolidated historical financial statements of Arch and PageNet, including the notes to both sets of financial statements.

     The pro forma condensed consolidated financial statements include the balance sheet and results of operations of Arch's consolidated subsidiaries, including the Canadian operations. The Canadian operations are managed independently of our domestic operations and are separately financed through a Canadian credit facility. Since the Canadian credit facility will limit the ability of the Canadian operations to distribute assets to Arch, the cash flow generated by such subsidiaries will not be available to service the new notes.

                              ARCH WIRELESS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                 MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                        PRO FORMA
                                                                     ADJUSTMENTS FOR
                                                                        EXCHANGE
                                                       ARCH       ---------------------        PRO FORMA
                                                    HISTORICAL     DEBIT        CREDIT        CONSOLIDATED
                                                    ----------    -------       -------       ------------
ASSETS
  Current assets:
    Cash and cash equivalents.....................  $   92,268                   17,106(3)     $   60,162
                                                                                 15,000(2)
    Accounts receivable, net......................     117,815                                    117,815
    Inventories...................................       2,696                                      2,696
    Prepaid expenses and other....................      28,516                                     28,516
                                                    ----------                                 ----------
         Total current assets.....................     241,295                                    209,189
                                                    ----------                                 ----------
Property and equipment, net.......................     940,974                                    940,974
Intangible and other assets, net..................     936,361                   11,196(4)        917,594
                                                                                  7,571(4)
                                                    ----------                                 ----------
                                                    $2,118,630                                 $2,067,757
                                                    ==========                                 ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Current maturities of long-term debt..........  $   37,640     15,345(5)                   $   22,295
    Accounts payable..............................      64,607                                     64,607
    Accrued restructuring.........................      38,079                                     38,079
    Accrued expenses..............................      74,500                                     74,500
    Accrued interest..............................      39,294     21,220(3)                       17,409
                                                                      665(3)
    Customer deposits.............................      15,001                                     15,001
    Deferred revenue..............................      45,042                                     45,042
                                                    ----------                                 ----------
         Total current liabilities................     314,163                                    276,933
                                                    ----------                                 ----------
Long-term debt, less current maturities...........   1,624,939     17,106(3)      3,589(3)      1,424,087
                                                                  116,730(2)     37,157(3)
                                                                   24,500(3)    151,454(5)
                                                                  250,061(2)     15,345(5)
                                                                   60,000(1)     60,000(1)
Other long-term liabilities.......................     335,114                                    335,114
                                                    ----------                                 ----------
Deferred income taxes.............................      86,494                                     86,494
                                                    ----------                                 ----------
Redeemable preferred stock........................      31,107                  250,061(2)        364,887
                                                    ----------                                 ----------
                                                                                 83,719(2)
Stockholders' equity (deficit):
  Common stock....................................       1,723                      101(3)          1,990
                                                                                    166(2)
  Additional paid-in capital......................   1,103,044                   24,399(3)      1,133,099
                                                                                  5,656(2)
  Accumulated other comprehensive income..........         265                                        265
  Accumulated deficit.............................  (1,378,219)       271(3)     12,189(2)     (1,555,112)
                                                                   15,666(3)
                                                                    2,924(3)
                                                                   11,196(4)
                                                                    7,571(4)
                                                                  151,454(5)
                                                    ----------                                 ----------
         Total stockholders' equity (deficit).....    (273,187)                                  (419,758)
                                                    ----------                                 ----------
                                                    $2,118,630                                 $2,067,757
                                                    ==========                                 ==========

                              ARCH WIRELESS, INC.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    PRO FORMA
                                                    ARCH           ADJUSTMENTS         PRO FORMA
                                                 HISTORICAL     FOR EXCHANGE OFFER    CONSOLIDATED
                                                ------------    ------------------    ------------
Total revenues................................  $    327,429                          $    327,429
Cost of products sold.........................       (11,511)                              (11,511)
                                                ------------                          ------------
                                                $    315,918                          $    315,918
                                                ------------                          ------------
Operating expenses:
  Service, rental & maintenance...............        81,043                                81,043
  Selling.....................................        36,656                                36,656
  General and administrative..................       108,677                               108,677
  Depreciation and amortization...............       247,088                               247,088
                                                ------------                          ------------
     Total operating expenses.................       473,464                               473,464
                                                ------------                          ------------
Operating income (loss).......................  $   (157,546)                         $   (157,546)
Interest expense, net.........................       (63,927)           (1,350)(6A)        (32,464)
                                                                        15,937(6B)
                                                                        (6,138)(6C)
                                                                         4,317(6D)
                                                                        39,867(6E)
                                                                       (21,170)(6F)
Other income (expense)........................        (8,210)                               (8,210)
                                                ------------                          ------------
Income (loss) before income taxes,
  extraordinary items and accounting change...      (229,683)                             (198,220)
Benefit from income taxes.....................        35,500                                35,500
                                                ------------                          ------------
Income (loss) before extraordinary items and
  accounting change...........................  $   (194,183)                         $   (162,720)
                                                ============                          ============
Income (loss) per common share before
  extraordinary item and accounting change....  $      (1.17)                         $      (0.84)
                                                ============                          ============
Weighted average number of common shares
  outstanding.................................                      10,112,500(3)
                                                 167,193,881        16,634,483(2)      193,940,864
                                                ============                          ============

                              ARCH WIRELESS, INC.

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                      PRO FORMA          ADJUSTED           PRO FORMA
                                       ARCH         PAGENET          ADJUSTMENTS           ARCH            ADJUSTMENTS
                                    HISTORICAL     HISTORICAL         FOR MERGER        PRO FORMA      FOR EXCHANGE OFFER
                                    -----------   ------------   --------------------  ------------   ---------------------
Total revenues....................  $   851,082   $    628,623   $      (3,877)  (7A)  $  1,475,828
Cost of products sold.............      (35,861)       (36,382)          3,058   (7A)       (69,185)
                                    -----------   ------------                         ------------
                                        815,221        592,241                            1,406,643
                                    -----------   ------------                         ------------
Operating expenses:
  Service, rental & maintenance...      182,993        185,040             126   (7A)       368,159
  Selling.........................      107,208         50,239          (1,480)  (7A)       155,967
  General and administrative......      263,901        240,607         (14,856)  (7A)       489,652
  Depreciation and amortization...      500,831        174,576            (918)  (7A)       729,838
                                                                        55,349   (7B)
  Restructuring charge............        5,425             --                                5,425
                                    -----------   ------------                         ------------
    Total operating expenses......    1,060,358        650,462                            1,749,041
                                    -----------   ------------                         ------------
Operating income (loss)...........     (245,137)       (58,221)                            (342,398)
Interest expense, net.............     (166,170)      (117,578)          2,059   (7A)      (234,654)       135,228   (6E)
                                                                        91,138   (7C)                      (84,680)  (6F)
                                                                       (12,948)  (7D)                       (5,400)  (6A)
                                                                       (31,155)  (7E)                       63,746   (6B)
                                                                                                           (24,552)  (6C)
                                                                                                            25,033   (6D)
Other income (expense)............       (3,082)           (72)                              (3,154)
                                    -----------   ------------                         ------------
Income (loss) before income taxes,
  extraordinary items and
  accounting change...............     (414,389)      (175,871)                            (580,206)
Benefit from income taxes.........       46,006             --          35,194   (7H)        81,200
                                    -----------   ------------                         ------------
Income (loss) before extraordinary
  items and accounting change.....  $  (368,383)  $   (175,871)                        $   (499,006)
                                    ===========   ============                         ============
Income (loss) per common share
  before extraordinary item and
  accounting change...............  $     (4.86)  $      (1.69)                        $      (3.24)
                                    ===========   ============                         ============
Weighted average number of common
  shares outstanding..............                                (104,242,567)  (7F)                   10,112,500   (3)
                                     77,122,659    104,242,567      77,124,415   (7F)   154,247,074     16,634,483   (2)
                                    ===========   ============                         ============


                                     PRO FORMA
                                    CONSOLIDATED
                                    ------------
Total revenues....................  $  1,475,828
Cost of products sold.............       (69,185)
                                    ------------
                                       1,406,643
                                    ------------
Operating expenses:
  Service, rental & maintenance...       368,159
  Selling.........................       155,967
  General and administrative......       489,652
  Depreciation and amortization...       729,838
  Restructuring charge............         5,425
                                    ------------
    Total operating expenses......     1,749,041
                                    ------------
Operating income (loss)...........      (342,398)
Interest expense, net.............      (125,279)
Other income (expense)............        (3,154)
                                    ------------
Income (loss) before income taxes,
  extraordinary items and
  accounting change...............      (470,831)
Benefit from income taxes.........        81,200
                                    ------------
Income (loss) before extraordinary
  items and accounting change.....  $   (389,631)
                                    ============
Income (loss) per common share
  before extraordinary item and
  accounting change...............  $      (2.15)
                                    ============
Weighted average number of common
  shares outstanding..............
                                     180,994,057
                                    ============

                       ARCH WIRELESS COMMUNICATIONS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                 MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                                  PRO FORMA
                                                                               ADJUSTMENTS FOR
                                                                                   EXCHANGE
                                                                 ARCH        --------------------       PRO FORMA
                                                              HISTORICAL      DEBIT       CREDIT       CONSOLIDATED
                                                              -----------    -------      -------      ------------
ASSETS
  Current assets:
    Cash and cash equivalents...............................  $    79,489                  17,106(3)   $    47,383
                                                                                           15,000(2)
    Accounts receivable, net................................      116,030                                  116,030
    Inventories.............................................        2,326                                    2,326
    Prepaid expenses and other..............................       29,368                                   29,368
                                                              -----------                              -----------
         Total current assets...............................      227,213                                  195,107
                                                              -----------                              -----------
Property and equipment, net.................................      926,609                                  926,609
Intangible and other assets, net............................      683,003                  11,196(4)       664,236
                                                                                            7,571(4)
                                                              -----------                              -----------
                                                              $ 1,836,825                              $ 1,785,952
                                                              ===========                              ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Current maturities of long-term debt....................  $    37,640     15,345(5)                $    22,295
    Accounts payable........................................       64,602                                   64,602
    Accrued restructuring...................................       38,079                                   38,079
    Accrued expenses........................................       72,574                                   72,574
    Accrued interest........................................       35,951     21,220(3)                     14,731
    Customer deposits.......................................       14,796                                   14,796
    Deferred revenue........................................       44,231                                   44,231
                                                              -----------                              -----------
         Total current liabilities..........................      307,873                                  271,308
                                                              -----------                              -----------
Long-term debt, less current maturities.....................    1,425,121     17,106(3)    37,157(3)     1,361,910
                                                                              60,000(1)    60,000(1)
                                                                             250,061(2)   151,454(5)
                                                                                           15,345(5)
Other long-term liabilities.................................       85,321                                   85,321
                                                              -----------                              -----------
Deferred income taxes.......................................       86,494                                   86,494
                                                              -----------                              -----------
Redeemable preferred stock..................................           --                  83,719(2)       333,780
                                                                                          250,061(2)
Stockholders' equity (deficit):
  Common stock                                                         --                                       --
  Additional paid-in capital................................    1,189,883     83,719(2)                  1,106,164
  Accumulated deficit.......................................   (1,257,867)       271(3)                 (1,459,025)
                                                                              15,000(2)
                                                                              15,666(3)
                                                                              11,196(4)
                                                                               7,571(4)
                                                                             151,454(5)
                                                              -----------                              -----------
         Total stockholders' equity (deficit)...............      (67,984)                                (352,861)
                                                              -----------                              -----------
                                                              $ 1,836,825                              $ 1,785,952
                                                              ===========                              ===========

                       ARCH WIRELESS COMMUNICATIONS, INC.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                               PRO FORMA
                                                                              ADJUSTMENTS
                                                                 ARCH        FOR EXCHANGE       PRO FORMA
                                                              HISTORICAL         OFFER         CONSOLIDATED
                                                              ----------    ---------------    ------------
Total revenues..............................................  $ 322,223                         $ 322,223
Cost of products sold.......................................    (11,180)                          (11,180)
                                                              ---------                         ---------
                                                                311,043                           311,043
                                                              ---------                         ---------
Operating expenses:
  Service, rental & maintenance.............................     79,790                            79,790
  Selling...................................................     35,926                            35,926
  General and administrative................................    106,784                           106,784
  Depreciation and amortization.............................    241,981                           241,981
                                                              ---------                         ---------
     Total operating expenses...............................    464,481                           464,481
                                                              ---------                         ---------
Operating income (loss).....................................   (153,438)                         (153,438)
Interest expense, net.......................................    (56,256)      (1,350)  (6A)       (29,110)
                                                                              15,937   (6B)
                                                                              (6,138)  (6C)
                                                                              39,867   (6E)
                                                                             (21,170)  (6F)
Other income (expense)......................................     (7,167)                           (7,167)
                                                              ---------                         ---------
Income (loss) before income taxes, extraordinary items and
  accounting change.........................................   (216,861)                         (189,715)
Benefit from income taxes...................................     35,500                            35,500
                                                              ---------                         ---------
Income (loss) before extraordinary items and accounting
  change....................................................  $(181,361)                        $(154,215)
                                                              =========                         =========

                       ARCH WIRELESS COMMUNICATIONS, INC.

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                PRO FORMA        ADJUSTED         PRO FORMA
                                    ARCH        PAGENET        ADJUSTMENTS         ARCH          ADJUSTMENTS         PRO FORMA
                                 HISTORICAL    HISTORICAL      FOR MERGER       PRO FORMA     FOR EXCHANGE OFFER    CONSOLIDATED
                                 ----------    ----------    ---------------    ----------    ------------------    ------------
Total revenues.................  $  847,586    $ 628,623     $(18,557)  (7G)    $1,457,652                           $1,457,652
Cost of products sold..........     (35,585)     (36,382)       4,902   (7G)       (67,065)                             (67,065)
                                 ----------    ---------                        ----------                           ----------
                                    812,001      592,241                         1,390,587                            1,390,587
                                 ----------    ---------                        ----------                           ----------
Operating expenses:
  Service, rental &
    maintenance................     182,201      185,040       (3,501)  (7G)       363,740                              363,740
  Selling......................     106,797       50,239       (3,732)  (7G)       153,304                              153,304
  General and administrative...     262,577      240,607      (20,518)  (7G)       482,666                              482,666
  Depreciation and
    amortization...............     496,873      174,576       (4,578)  (7G)       722,220                              722,220
                                                               55,349   (7B)
  Restructuring charge.........       5,425           --                             5,425                                5,425
                                 ----------    ---------                        ----------                           ----------
    Total operating expenses...   1,053,873      650,462                         1,727,355                            1,727,355
                                 ----------    ---------                        ----------                           ----------
Operating income (loss)........    (241,872)     (58,221)                         (336,768)                            (336,768)
Interest expense, net..........    (140,624)    (117,578)       5,143   (7G)      (206,024)     135,228   (6E)         (121,682)
                                                               91,138   (7C)                    (84,680)  (6F)
                                                              (12,948)  (7D)                     (5,400)  (6A)
                                                              (31,155)  (7E)                     63,746   (6B)
                                                                                                (24,552)  (6C)
Other income (expense).........      (3,546)         (72)          72   (7G)        (3,546)                              (3,546)
                                 ----------    ---------                        ----------                           ----------
Income (loss) before income
  taxes, extraordinary items
  and accounting change........    (386,042)    (175,871)                         (546,338)                            (461,996)
Benefit from income taxes......      46,006           --       35,194   (7H)        81,200                               81,200
                                 ----------    ---------                        ----------                           ----------
Income (loss) before
  extraordinary items and
  accounting change............  $ (340,036)   $(175,871)                       $ (465,138)                          $ (380,796)
                                 ==========    =========                        ==========                           ==========

                          ARCH WIRELESS HOLDINGS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                 MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                 PRO FORMA
                                                          ADJUSTMENTS FOR EXCHANGE
                                              ARCH        ------------------------       PRO FORMA
                                           HISTORICAL       DEBIT         CREDIT        CONSOLIDATED
                                           -----------    ---------      ---------      ------------
ASSETS
  Current assets:
     Cash and cash equivalents...........  $    79,489                     15,000(2)    $    64,489
     Accounts receivable, net............      116,030                                      116,030
     Inventories.........................        2,326                                        2,326
     Prepaid expenses and other..........       29,368                                       29,368
                                           -----------                                  -----------
          Total current assets...........      227,213                                      212,213
                                           -----------                                  -----------
Property and equipment, net..............      926,609                                      926,609
Intangible and other assets, net.........      675,431                     11,196(4)        664,235
                                           -----------                                  -----------
                                           $ 1,829,253                                  $ 1,803,057
                                           ===========                                  ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
  Current Liabilities:
     Current maturities of long-term
       debt..............................  $    37,640      15,345(5)                   $    22,295
     Accounts payable....................       64,602                                       64,602
     Accrued restructuring...............       38,079                                       38,079
     Accrued expenses....................       72,574                                       72,574
     Accrued interest....................       14,730                                       14,730
     Customer deposits...................       14,796                                       14,796
     Deferred revenue....................       44,231                                       44,231
                                           -----------                                  -----------
          Total current liabilities......      286,652                                      271,307
                                           -----------                                  -----------
Long-term debt, less current
  maturities.............................      930,515                     60,000(1)      1,157,314
                                                                          151,454(5)
                                                                           15,345(5)
Other long-term liabilities..............       85,321                                       85,321
                                           -----------                                  -----------
Deferred income taxes....................       86,494                                       86,494
                                           -----------                                  -----------
Stockholder's equity (deficit):
  Common stock...........................            4                                            4
  Additional paid-in capital.............    1,464,460      60,000(1)                     1,404,460
  Accumulated deficit....................   (1,024,193)     11,196(4)                    (1,201,843)
                                                           151,454(5)
                                                            15,000(2)
                                           -----------                                  -----------
          Total stockholders' equity
            (deficit)....................      440,271                                      202,621
                                           -----------                                  -----------
                                           $ 1,829,253                                  $ 1,803,057
                                           ===========                                  ===========

                          ARCH WIRELESS HOLDINGS, INC.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                 (IN THOUSANDS)

                                                                     PRO FORMA
                                                      ARCH          ADJUSTMENTS           PRO FORMA
                                                   HISTORICAL    FOR EXCHANGE OFFER      CONSOLIDATED
                                                   ----------    ------------------      ------------
Total revenues...................................  $ 322,223                              $ 322,223
Cost of products sold............................    (11,180)                               (11,180)
                                                   ---------                              ---------
                                                     311,043                                311,043
                                                   ---------                              ---------
Operating expenses:
  Service, rental & maintenance..................     79,790                                 79,790
  Selling........................................     35,926                                 35,926
  General and administrative.....................    106,784                                106,784
  Depreciation and amortization..................    241,658                                241,658
                                                   ---------                              ---------
     Total operating expenses....................    464,158                                464,158
                                                   ---------                              ---------
Operating income (loss)..........................   (153,115)                              (153,115)
Interest expense, net............................    (40,319)             39,867(6E)        (22,972)
                                                                         (21,170)(6F)
                                                                          (1,350)(6A)
Other income (expense)...........................     (7,167)                                (7,167)
                                                   ---------                              ---------
Income (loss) before income taxes, extraordinary
  items and accounting change....................   (200,601)                              (183,254)
Benefit from income taxes........................     35,500                                 35,500
                                                   ---------                              ---------
Income (loss) before extraordinary items and
  accounting change..............................  $(165,101)                             $(147,754)
                                                   =========                              =========

                          ARCH WIRELESS HOLDINGS, INC.

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                                           PRO FORMA
                                                           PRO FORMA         ADJUSTED     ADJUSTMENTS
                                   ARCH       PAGENET     ADJUSTMENTS          ARCH           FOR           PRO FORMA
                                HISTORICAL   HISTORICAL   FOR MERGER        PRO FORMA    EXCHANGE OFFER    CONSOLIDATED
                                ----------   ----------   -----------       ----------   --------------    ------------
Total revenues................  $  847,586   $ 628,623     $(18,557)(7G)    $1,457,652                      $1,457,652
Cost of products sold.........     (35,585)    (36,382)       4,902(7G)        (67,065)                        (67,065)
                                ----------   ---------                      ----------                      ----------
                                   812,001     592,241                       1,390,587                       1,390,587
                                ----------   ---------                      ----------                      ----------
Operating expenses:
  Service, rental &
    maintenance...............     182,201     185,040       (3,501)(7G)       363,740                         363,740
  Selling.....................     106,797      50,239       (3,732)(7G)       153,304                         153,304
  General and
    administrative............     262,577     240,607      (20,518)(7G)       482,666                         482,666
  Depreciation and
    amortization..............     495,727     174,576       (4,578)(7G)       721,074                         721,074
                                                             55,349(7B)
  Restructuring charge........       5,425          --                           5,425                           5,425
                                ----------   ---------                      ----------                      ----------
    Total operating
      expenses................   1,052,727     650,462                       1,726,209                       1,726,209
                                ----------   ---------                      ----------                      ----------
Operating income (loss).......    (240,726)    (58,221)                       (335,622)                       (335,622)
Interest expense, net.........     (76,878)   (117,578)       5,143(7G)       (142,278)     135,228(6E)        (97,130)
                                                             91,138(7C)                     (84,680)(6F)
                                                            (12,948)(7D)                     (5,400)(6A)
                                                            (31,155)(7E)
Other income (expense)........      (3,546)        (72)          72(7G)         (3,546)                         (3,546)
                                ----------   ---------                      ----------                      ----------
Income (loss) before income
  taxes, extraordinary items
  and accounting change.......    (321,150)   (175,871)                       (481,446)                       (436,298)
Benefit from income taxes.....      46,006          --       35,194(7H)         81,200                          81,200
                                ----------   ---------                      ----------                      ----------
Income (loss) before
  extraordinary items and
  accounting change...........  $ (275,144)  $(175,871)                     $ (400,246)                     $ (355,098)
                                ==========   =========                      ==========                      ==========

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

     1) To record the issuance of $60 million principal amount of the variable rate secured senior notes in exchange for $60 million principal amount of the 9 1/2% and 14% senior notes of the old intermediate holding company.

     2) To record the issuance of the new intermediate holding company preferred stock with a stated value of $333.8 million and 16,634,483 shares of parent company common stock valued at $5.8 million, based on trading prices on May 11, 2001. This was exchanged for $250.1 million principal amount or accreted value and accrued interest of the four series of old intermediate holding company senior notes and $116.7 million principal amount and accrued interest of 10 7/8% senior discount notes resulting in an extraordinary gain of $12.2 million, net of estimated transaction costs of $15.0 million.

     3) In order to state the various debt balances as of June 30, 2001, the assumed date of the exchange transaction to determine the consideration exchanged, the following entries were made:

     - Interest paid of $17.1 million

     - The exchange of $24.5 million 10 7/8% senior discount notes for parent company common stock

     - Additional interest accruals of $15.7 million and $2.9 million

     - Accretion of discount on the old intermediate holding company senior notes of $271,000

This entry also reclassifies $21.2 million and $665,000 of accrued interest at March 31, 2001 to long-term debt since accrued interest is included as a component of the exchange transaction.

     4) To reflect the write-off of $11.2 million of unamortized deferred financing costs of the operating company associated with the secured credit facility and to reflect the write-off of $7.6 million of unamortized deferred financing costs associated with the various old intermediate holding company senior notes.

     5) To record the extraordinary loss of $151.5 million resulting from the modification of the secured credit facility. Since the modified secured credit facility will bear interest at market rates, the parent company recorded the modified secured credit facility at its principal amount, which approximates its fair value. Additionally, the current portion of the modified secured credit facility has been adjusted to reflect the amended terms.

     6) To record the following adjustments to interest expense associated with the exchange of the various senior notes involved in this transaction and the anticipated modification of certain aspects of the bank credit facility:

          A. Interest expense associated with the new variable rate secured senior notes at an assumed rate of 9%

          B. Elimination of the interest expense associated with the various outstanding senior notes of the old intermediate holding company

          C. Interest expense associated with the new 12% senior notes

          D. Elimination of interest expense associated with the outstanding 10 7/8% senior discount notes

          E. Elimination of the interest expense on the secured credit facility prior to the proposed amendment

          F. Interest expense on the modified secured credit facility

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     7) The following adjustments record various aspects of the PageNet acquisition and only relate to the pro forma income statement for the year ended December 31, 2000:

          A. To remove the operating results of Vast Solutions, a wholly owned subsidiary of PageNet, whose shares were distributed as part of the
             acquisition. This adjustment removes only direct      expenses as
                                                                   no expenses
                                                                   allocated to
                                                                   Vast by
                                                                   PageNet were
                                                                   eliminated as
                                                                   a result of
                                                                   the
                                                                   distribution.

          B. To adjust the historical amortization expense to reflect the intangibles recorded in connection with the PageNet acquisition consisting primarily of purchased subscriber list.

          C. To remove the interest expenses associated with PageNet's senior subordinated notes which were converted into common stock as well as the amortization of PageNet's deferred financing costs which were included in interest expense.

          D. To record additional interest expense on pro forma consolidated bank debt. Interest was calculated assuming a 10% interest rate on the average bank debt outstanding.

          E. To record accretion of discount related to the PageNet bank debt which was recorded at fair value.

          F. To record the issuance of 89,896,907 shares of Arch Wireless, Inc. common stock as partial consideration for $1.2 billion principal amount of PageNet senior subordinated notes plus accrued interest and the outstanding common stock of PageNet.

          G. To remove the operating results of Vast, whose shares were distributed as part of the overall transaction involving Arch and PageNet and to remove the operating results of PageNet's Canadian subsidiary which is now a wholly owned subsidiary of the parent company. This adjustment removes only the direct expenses of Vast, as no expenses allocated to Vast by PageNet were eliminated as a result of the distribution.

          H. To record additional tax benefit related to net operating losses.

     8) As discussed earlier, these pro forma financial statements assume the exchange of 100% of the various outstanding notes. The following table illustrates the impact on the pro forma financial statements as of December 31, 2000 and March 31, 2001 in the event only the minimum exchange threshold of 85% is met:

                                                                       INTERMEDIATE
                                                           PARENT        HOLDING       OPERATING
                                                          COMPANY        COMPANY        COMPANY
                                                         ----------    ------------    ----------
Long-term debt, less current maturities................  $1,479,106     $1,322,220     $1,148,314
Total stockholders' equity (deficit)...................  $ (346,375)    $ (261,968)    $  211,621
Interest expense, net
  For the Year Ended December 31, 2000.................  $  134,102     $  117,188     $   96,320
  For the Three Months Ended March 31, 2001............  $   34,380     $   27,987     $   22,770
Income (loss) before extraordinary item and cumulative
  effect of accounting change
  For the Year Ended December 31, 2000.................  $ (398,454)    $ (376,302)    $ (354,288)
  For the Three Months Ended March 31, 2001............  $ (164,636)    $ (153,092)    $ (147,552)
Basic/diluted income (loss) per common share before
  extraordinary item cumulative effect of accounting
  change
  For the Year Ended December 31, 2000.................  $    (2.23)           N/A            N/A
  For the Three Months Ended March 31, 2001............  $    (0.86)           N/A            N/A

                  MARKET PRICE INFORMATION AND DIVIDEND POLICY

     The outstanding 10 7/8% senior discount notes of Arch Wireless, Inc. are traded on the American Stock Exchange under the symbol "ARD10C08" and are quoted on the Fixed Income Pricing System maintained by the National Association of Securities Dealers, Inc. under the symbol "APGR.GA". The other outstanding notes are not traded on any organized exchange. The outstanding senior notes of Arch Wireless Communications, Inc. are quoted on the Fixed Income Pricing System maintained by the National Association of Securities Dealers, Inc. under the symbols "USMC.GB" for the 9 1/2% senior notes; "USMC.GA" for the 14% senior notes; "APGR.GB" for the 12 3/4% senior notes; and "ARWC.GA" for the 13 3/4% senior notes.

     The parent company's common stock was traded on the Nasdaq National Market until April 30, 2001 and has traded since then on the OTC Bulletin Board under the symbol "ARCH.OB".

     The following table sets forth the high and low closing prices per $1,000 principal amount or accreted value of each of the five series of notes and per share of the parent company's common stock for the quarterly periods indicated, which correspond to our quarterly fiscal periods for financial reporting purposes. Prices for the notes are not based upon actual transactions, but are indicative prices based on available market maker information. Prices for the common stock are closing prices on the Nasdaq National Market through April 30, 2001 and closing bid prices on the OTC Bulletin Board after that date.

                                              9 1/2% SENIOR
                                                  NOTES       14% SENIOR NOTES    12 3/4% SENIOR NOTES
                                              -------------   -----------------   ---------------------
                                              HIGH     LOW      HIGH      LOW       HIGH         LOW
                                              -----   -----   --------   ------   ---------   ---------
Fiscal Year Ended December 31, 1999:
  First Quarter.............................  $900    $845     $1,040     $990     $ 1,000     $   930
  Second Quarter............................  $850    $700     $1,030     $840     $   930     $   780
  Third Quarter.............................  $840    $720     $  970     $820     $   920     $   700
  Fourth Quarter............................  $770    $700     $  850     $800     $   820     $   640
Fiscal Year Ended December 31, 2000:
  First Quarter.............................  $840    $760     $  950     $830     $   880     $   790
  Second Quarter............................  $840    $765     $  950     $835     $   860     $   765
  Third Quarter.............................  $765    $765     $  835     $835     $   765     $   765
  Fourth Quarter............................  $765    $680     $  835     $750     $   765     $   360
Fiscal Year Ended December 31, 2001:
  First Quarter.............................  $680    $350     $  750     $350     $   360     $   320
  Second Quarter (through May 17, 2001).....  $350    $230     $  350     $260     $   340     $   180

                                             13 3/4% SENIOR    10 7/8% DISCOUNT
                                                  NOTES              NOTES            COMMON STOCK
                                             ---------------   -----------------   ------------------
                                              HIGH     LOW       HIGH      LOW       HIGH       LOW
                                             ------   ------   --------   ------   --------   -------
Fiscal Year Ended December 31, 1999:
  First Quarter............................     (1)      (1)    $  600     $460    $ 7.500    $     3.188
  Second Quarter...........................   $978     $840     $  510     $320    $11.625    $     3.375
  Third Quarter............................   $950     $720     $  465     $345    $ 8.875    $     4.000
  Fourth Quarter...........................   $840     $700     $  470     $340    $ 7.750    $     3.500
Fiscal Year Ended December 31, 2000:
  First Quarter............................   $900     $810     $  840     $438    $16.250    $     5.561
  Second Quarter...........................   $880     $805     $  640     $553    $ 8.500    $     4.000
  Third Quarter............................   $805     $790     $  590     $520    $ 7.500    $     4.500
  Fourth Quarter...........................   $790     $360     $  490     $250    $ 4.938    $     0.469
Fiscal Year Ending December 31, 2001:
  First Quarter............................   $380     $330     $  320     $230    $ 1.625    $     0.5625
  Second Quarter (through May 17, 2001)....   $350     $180     $  300     $180    $ 0.5312   $     0.31

---------------
(1) The 13 3/4 senior notes were not outstanding during this time period.

DIVIDEND POLICY

     The parent company has never declared or paid any cash dividends on its common stock. The parent company anticipates that substantially all of its earnings in the foreseeable future will be used to finance the continued growth and development of its business and has no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements and financial condition, as well as requirements of our financing agreements and other factors that our board of directors considers relevant. Our secured credit facility currently prohibits, and will continue to prohibit, declaration or payment of cash dividends to parent company stockholders without the written consent of a majority of the lenders. The terms of other outstanding indebtedness only permit the declaration or payment of cash dividends if specified leverage and cash flow requirements are met. We do not currently meet these requirements. Although the restrictions on dividends contained in the other indebtedness will be deleted if the offer is consummated or the prepackaged bankruptcy plan is confirmed, the deletion of these restrictions is not expected to change our dividend policy. See "Description of Equity Securities" and "Description of Other Indebtedness."

     Each subsidiary will be permitted to make dividends or loans to its stockholder to provide funds to pay principal and interest on the 12% senior notes unless an event of default has occurred under the secured credit facility. No dividends or loans will be permitted following an uncured event of default.

                               INDUSTRY OVERVIEW

     The mobile wireless telecommunications industry currently consists of multiple voice and data providers which compete among one another, both directly and indirectly, for subscribers. Traditional paging carriers provide customers with services such as numeric and alphanumeric paging. Customers receive these paging services through a small, handheld device known as a pager. A pager signals a customer when a message is received through a tone and/or vibration and displays the incoming message on a small screen. With numeric paging services the pager displays numeric messages, such as a telephone number. With alphanumeric paging services, the pager is capable of displaying numeric messages and text messages. These two types of paging services are commonly referred to as messaging services.

     Some traditional paging carriers also provide advanced messaging services using new models of pagers. Advanced messaging services enable subscribers to respond to messages or create and send wireless email messages to other wireless messaging devices, including pagers and personal digital assistants, or PDAs, and to personal computers. Pagers are also used to provide wireless information services such as voice mail, wireless information delivery services, personalized greetings, message storage and retrieval, device loss protection and device maintenance services. Voice mail allows a caller to leave a recorded message that is stored in the carrier's computerized message retrieval center. When a message is left, the subscriber can be automatically alerted through the subscriber's messaging device and can retrieve the stored message by calling a designated telephone number. Personalized greetings allow the subscriber to record a message to greet callers who reach the subscriber's messaging device or voice mail box. Message storage and retrieval allows a subscriber who leaves Arch's service area to retrieve calls that arrived during the subscriber's absence from the service area. Loss protection allows subscribers who lease devices to limit their costs of replacement upon loss or destruction of a messaging device. Maintenance services are offered to subscribers who own their own equipment. Wireless information services allow subscribers to receive stock quotes, news and weather through their carrier's service.

     Mobile telephone service providers such as cellular and broadband PCS carriers provide telephone voice services as well as services that are functionally identical to the messaging and advanced messaging services provided by wireless messaging carriers such as Arch. Customers subscribing to cellular, broadband PCS or other mobile phone services utilize a wireless handset through which they can make and receive voice telephone calls. These handsets are commonly referred to as cellular or PCS phones. These handsets are also capable of receiving numeric and alphanumeric messages as well as information services, such as stock quotes, news, voice mail, personalized greeting and message storage and retrieval. Messaging services offered by cellular, PCS and other mobile phone providers are substantially similar to the numeric and alphanumeric messaging services offered by Arch and are now available in conjunction with most mobile phone services.

     Technological improvements have generally contributed to strong growth in the market for mobile wireless services and the provision of better quality services at lower prices to subscribers. Companies providing traditional messaging services have benefited from technological advances resulting from research and development conducted by vendors of messaging equipment. These advances include microcircuitry, liquid crystal display technology and standard digital encoding formats. These advances have enhanced the capability and capacity of mobile wireless messaging services while lowering equipment and air time costs. These technological improvements, and the degree of similarity in messaging devices, coverage and battery life have resulted in messaging services becoming commodity products with price likely to be the most significant factor in a subscriber's decision making.

     The number of new subscribers to cellular, PCS and other mobile phone services continues to increase each year. At the end of 2000, one analyst estimated there were a total of over 97 million such subscribers in the United States. This estimate reflects an increase of approximately 13% over the approximately 86 million subscribers estimated at the end of 1999. This trend is expected to continue. Up to 90% of all PCS and other mobile phone devices sold in the United States today are capable of sending and receiving data messages according to estimates cited by another analyst.

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     One analyst report estimates that approximately 42 million subscribers subscribed to basic numeric and alphanumeric paging services in the United States as of the end of 2000. Arch believes that demand for traditional paging services declined in 1999 and 2000 and will continue to decline in 2001, and that future growth, if any, in the wireless messaging industry will be attributable to advanced messaging services. The decline in traditional paging services was attributable to traditional paging customers discontinuing their use of messaging services in favor of using their mobile phones for combined voice and messaging services.

     Traditional messaging subscribers such as those served by Arch typically pay a flat monthly service fee for service, unlike subscribers to cellular telephone or PCS services, whose bills historically have had a significant variable usage component. However, cellular, PCS and other mobile phone companies now offer bundled service plans which include both local and long distance minutes with caller ID, voicemail and numeric paging for use at no additional charge. These and other plans have lowered the price point so that these services compete directly with the traditional and advanced messaging services Arch offers. Arch is sensitive to these technological and availability changes and has attempted to expand its service offerings, especially its advanced messaging services, to ensure that its services remain competitive under rapidly changing market conditions. There can be no assurance it will be successful in these attempts.

     The wireless messaging industry originally distributed its services through direct marketing and sales activities. Additional channels of distribution have evolved. These channels include:

     - resellers, who purchase services on a wholesale basis from the companies and resell those services on a retail basis to their own customers;

     - retail outlets that often sell a variety of merchandise, including pagers and other telecommunications equipment;

     - most recently, the Internet; and

     - to a lesser extent, through company-operated stores.

REGULATION

  Federal Regulation -- Overview

     Arch's wireless messaging operations are subject to regulation by the Federal Communications Commission under federal communication laws and regulations. The Federal Communications Commission has granted Arch licenses to use the radio frequencies necessary to conduct its business. Licenses issued by the Federal Communications Commission to Arch set forth the technical parameters, such as power strength and tower height, under which Arch is authorized to use those frequencies. Each Federal Communications Commission license held by Arch has construction and operational requirements that must be satisfied within set time frames. The Federal Communications Commission has the authority to auction most new licenses over which wireless mobile services are traditionally offered but does not have the authority to use auctions for license renewals or license modifications.

     The Federal Communications Commission licenses granted to Arch have varying terms of up to 10 years, at which time the Federal Communications Commission must approve renewal applications. In the past, Federal Communications Commission renewal applications have been routinely granted, in most cases upon a demonstration of compliance with Federal Communications Commission regulations and adequate service to the public. The Federal Communications Commission has granted each renewal license Arch has filed, other than those which are pending. Although Arch is unaware of any circumstances which would prevent the grant of any pending or future renewal applications, no assurance can be given that the Federal Communications Commission will renew any of Arch's licenses. Furthermore, although revocation and involuntary modification of licenses are extraordinary regulatory measures, the Federal Communications Commission has the authority to restrict the operation of licensed facilities or revoke or modify licenses. No license of Arch has ever been revoked or modified involuntarily.

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     The Federal Communications Commission's review and revision of rules affecting companies such as Arch is ongoing. The regulatory requirements to which Arch is subject may change significantly over time. For example, the Federal Communications Commission has adopted rules for licensing particular messaging channels throughout a broad geographic area. These licenses are being awarded through an auction. Incumbent messaging carriers that are already licensed by the Federal Communications Commission in these broad geographic areas are entitled to continue to operate without interference from the auction winners.

     In some instances, Arch still requires the prior approval of the Federal Communications Commission before it can implement significant changes to its messaging networks. Once the Federal Communications Commission's geographic licensing rules are fully implemented, however, most of these licensing obligations will be eliminated.

     Federal communication laws and regulations require licensees like Arch to obtain prior approval from the Federal Communications Commission to transfer a controlling interest in any construction permit or station license. These regulations also require prior approval by the Federal Communications Commission of acquisitions of other messaging companies by Arch. The Federal Communications Commission has approved each acquisition and transfer of control for which Arch has sought approval. Arch also regularly applies for Federal Communications Commission authority to use additional frequencies, modify the technical parameters of existing licenses, expand its service territory, provide new services and modify the conditions under which it provides service. Although there can be no assurance that any requests for approval of applications filed by Arch will be approved or acted upon in a timely manner by the Federal Communications Commission, or that the Federal Communications Commission will grant the relief requested, Arch knows of no reason to believe any such requests, applications, or relief will not be approved or granted. Arch makes no representations about the continued availability of additional frequencies used to provide its services.

  Foreign Ownership Restrictions

     Foreign ownership of entities that directly or indirectly hold certain licenses from the Federal Communications Commission is limited. Because Arch holds licenses from the Federal Communications Commission only through subsidiaries, up to 25% of the parent company's capital stock can be owned or voted by aliens or their representatives, a foreign government or its representatives, or a foreign corporation, without restriction. However, if more than 25% of the parent company's capital stock is owned or voted by aliens or their representatives, a foreign corporation, or a foreign government or its representatives, the Federal Communications Commission has the right to revoke or refuse to grant licenses if it finds that such revocation or refusal serves the public interest. The Federal Communications Commission has indicated that, pursuant to the World Trade Organization Telecommunications Agreement, it would waive the 25% limitation in appropriate circumstances. Based upon information obtained by Arch, Arch believes that substantially less than 25% of the parent company's issued and outstanding capital stock is owned by aliens or their representatives, foreign governments or their representatives, or foreign corporations. Arch subsidiaries that are radio common carrier licensees are subject to more stringent requirements and may have only up to 20% of their stock owned or voted by aliens or their representatives, a foreign government or their representatives or a foreign corporation. This ownership restriction is not subject to waiver.

  Limitations on Allocation of Numbers

     Increased demand for telephone numbers, particularly in metropolitan areas, is causing depletion of numbers in some of the more popular area codes. Recent plans to address this increased demand have included elements that could impact Arch's operations, including the take-back of numbers already assigned for use and service-specific plans whereby only some services, such as messaging and voice services, would be assigned numbers using a new area code, or plans which require the pooling of blocks of numbers for use by multiple carriers. Arch cannot provide any assurance that such plans will not be adopted by the Federal Communications Commission or a state commission, or that such plans will not

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require Arch to incur further, substantial expenses in order to continue to obtain telephone numbers for its customers.

  Interconnection

     All telecommunications carriers have the duty to interconnect with the facilities and equipment of other telecommunications carriers. The Federal Communications Commission, and the 9th Circuit Court of Appeals, among others, have interpreted this duty as requiring certain local telephone companies to compensate mobile wireless companies for calls originated by customers of the local telephone companies which terminate on a mobile wireless company's network. The Federal Communications Commission has also found unlawful such charges to messaging companies for the use of interconnection facilities, including telephone numbers. These findings by the Federal Communications Commission have been challenged at the Federal Communications Commission and in the courts. Further, the Federal Communications Commission has recently commenced a broad ranging proceeding seeking to revise all forms of intercarrier compensation, including payments to and received by carriers like Arch. Arch cannot predict with certainty the ultimate outcome of these proceedings. Compensation amounts may be determined in subsequent proceedings either at the federal or state level, or may be determined based on negotiations between the local telephone companies and the messaging companies. Any agreements reached between the local telephone companies and the messaging companies may be required to be submitted to state regulatory commission for approval. Arch is in negotiations with local telephone companies, but it may or may not be successful in securing refunds, future relief, or both, with respect to charges for calls originated by customers of the local telephone companies which terminate on Arch's network. If these issues are ultimately decided in favor of the local telephone companies, Arch may be required to pay past due contested charges and may also be assessed interest and late charges for amounts withheld.

  Additional Regulatory Obligations

     The Federal Communications Commission has determined that companies such as Arch are required to contribute to a "Universal Service" fund to assure the continued availability of local phone service to high cost areas, as well as to contribute to other funds to cover other designated costs or societal goals. The Federal Communications Commission has just instituted a proceeding in which it proposes to limit the amount of the "Universal Service" fund contributions companies like Arch can pass on to their customers. Further, providers of payphones must be compensated for all calls placed from pay telephones to toll-free numbers. This latter requirement increases Arch's costs of providing toll-free number service, and there are no assurances that Arch will be able to continue to pass on to their customers these, or other increased costs imposed by federal or state telecommunication regulators. Beneficially, the laws now limit the circumstances under which states and local governments may deny a request by most messaging and voice companies to place transmission facilities in residential communities and business districts, and give the Federal Communications Commission the authority to preempt the states in some circumstances.

     Federal laws also require some telecommunications companies, including Arch, to modify the design of their equipment or services to ensure that electronic surveillance or interceptions can be performed. Technical parameters applicable to the messaging industry have been established but not acknowledged by all governmental bodies to date. Therefore, Arch cannot determine at this time what compliance measures will be required or the costs thereof. In addition, the Federal Communications Commission has an ongoing proceeding addressing the manner in which telecommunications carriers are permitted to market certain types of services. Depending on the outcome of this proceeding, Arch, like other telecommunications carriers could incur higher administration and other costs in order to comply.

  State Regulation

     In addition to potential regulation by the Federal Communications Commission, some states have the authority to regulate messaging services, except where such regulation affects or relates to the rates charged to customers and/or the ability of companies like Arch to enter a market. The federal

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communication laws have preempted such regulations. If certain conditions are met, states may petition the Federal Communications Commission for authority to continue to regulate rates for commercial mobile radio services. State filings seeking rate authority have all been denied by the Federal Communications Commission, although new petitions seeking such authority may be filed in the future.

     Furthermore, some states and localities continue to exert jurisdiction over
(1) approval of acquisitions of assets and transfers of licenses of mobile wireless systems and (2) resolution of consumer complaints. Arch believes that to date all required filings for their respective messaging operations have been made. All state approvals of acquisitions or transfers made by Arch have been received, and Arch does not know of any reason to believe such approvals will not continue to be granted in connection with any future requests, even if states exercise that review.

     The laws do not preempt state regulatory authority over other aspects of Arch's operations, and some states may choose to exercise such authority. Some state and local governments have imposed additional taxes or fees upon some of the activities in which Arch is engaged. In addition, the construction and operation of radio transmitters may be subject to zoning, land use, public health and safety, consumer protection and other state and local taxes, levies and ordinances. The Federal Communications Commission may delegate to the state authority over telephone number allocation and assignment.

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

                                    BUSINESS

     Arch is a leading provider of wireless messaging and information services in the United States. Currently, Arch primarily provides traditional messaging services consisting of numeric and alphanumeric paging services. Numeric messaging services enable subscribers to receive messages that are composed entirely of numbers, such as a phone number, while alphanumeric messages may include numbers and letters, which enable the subscriber to receive text messages. Arch also markets and sells advanced wireless messaging services which enable subscribers to send and receive messages to and from another device activated on Arch's network. Arch also offers wireless information services, such as stock quotes and news, voice mail, personalized greeting, message storage and retrieval, equipment loss protection and equipment maintenance for both traditional and advanced customers. Our services are commonly referred to as wireless messaging and information services.

     Arch has offered advanced messaging services on a commercial scale only since August 2000 and advanced messaging services accounted for less than 6% of Arch's revenue for the three months ended March 31, 2001.

WIRELESS MESSAGING SERVICES, PRODUCTS AND OPERATIONS

     Arch provides traditional paging services, advanced messaging services and wireless information services throughout the United States and in the U.S. Virgin Islands, Puerto Rico and Canada. Arch operates in all 50 states and the District of Columbia and in each of the 100 largest markets in the United States. Arch offers these services on a local, regional and nationwide basis employing digital networks covering more than 90% of the United States population.

     The following table sets forth information about the approximate number of units in service with Arch subscribers and net changes in number of units through internal operations and acquisitions since 1996:

                                                           NET INCREASE
                                 UNITS IN SERVICE AT    (DECREASE) IN UNITS     INCREASE IN        UNITS IN
                                    BEGINNING OF         THROUGH INTERNAL      UNITS THROUGH    SERVICE AT END
                                       PERIOD               OPERATIONS         ACQUISITIONS       OF PERIOD
                                 -------------------    -------------------    -------------    --------------
YEAR ENDED 12/31:
1996...........................       2,006,000                815,000             474,000         3,295,000
1997...........................       3,295,000                595,000                  --         3,890,000
1998...........................       3,890,000                386,000                  --         4,276,000
1999...........................       4,276,000                (89,000)          2,762,000         6,949,000
2000...........................       6,949,000             (2,073,000)          7,018,000        11,894,000
THREE MONTHS ENDED 3/31:
2001...........................      11,894,000               (784,000)                 --        11,110,000

     Net increase (decrease) in units through internal operations includes definitional changes made after the MobileMedia and PageNet acquisitions to reflect a common definition of units in service and is net of subscriber cancellations during each applicable period. Increase in units through acquisitions is based on units in service of acquired paging businesses at the time of their acquisition by Arch.

     Numeric messaging services, which were introduced nearly 20 years ago, currently represent a majority of all units in service. The growth of alphanumeric messaging, which was introduced in the mid-1980s, has been constrained by its difficulties, such as inputting data, specialized equipment requirements and its relatively high use of system capacity during transmission, which has, to some extent, been relieved by deploying alternate communications pathways, such as the Internet.

     Arch launched advanced messaging services, incorporating send and receive data messaging with wireless email and instant messaging applications, and other interactive features, in August 2000. Advanced messaging services accounted for less than 6% of Arch's revenue for the three months ended March 31, 2001. Prior to August 2000, Arch offered limited advanced messaging services in the form of guaranteed receipt messaging, providing the sender with a receipt acknowledgment once the message had

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

been received, as well as send and receive messaging, enabling multiple subscribers to send messages to each other on the device alone. Arch previously reported data for these limited advanced messaging services as part of Arch's alphanumeric messaging unit information. Due to Arch's current focus on advanced messaging services with expanded interactive applications, advanced messaging is now reported as a separate service.

     The following table summarizes the types of Arch's units in service at specified dates:

                                           DECEMBER 31,      DECEMBER 31,       DECEMBER 31,        MARCH 31,
                                               1998              1999               2000               2001
                                          ---------------   ---------------   ----------------   ----------------
                                            UNITS      %      UNITS      %      UNITS       %      UNITS       %
Local Numeric...........................  3,586,000    84   5,299,000    76    8,804,000    74    8,129,000    73
Local Alphanumeric......................    621,000    14   1,215,000    18    2,210,000    20    2,121,000    19
Tone-only...............................     69,000     2      48,000     1       41,000    --       29,000    --
Nationwide Numeric......................         --    --     219,000     3      413,000     3      380,000     4
Nationwide Alphanumeric.................         --    --     168,000     2      268,000     2      230,000     2
Advanced Messaging......................         --    --          --    --      158,000     1      221,000     2
                                          ---------   ---   ---------   ---   ----------   ---   ----------   ---
Total...................................  4,276,000   100   6,949,000   100   11,894,000   100   11,110,000   100
                                          =========   ===   =========   ===   ==========   ===   ==========   ===

     Arch's interactive advanced wireless messaging services include the Arch Webster(TM) series of products and services. The Webster(TM) 100 service, initiated in August 2000, enables users to send, receive and forward data messages and email wirelessly. It also enables users to access various other interactive services, such as retrieving stock quotes, travel information, weather, entertainment, or other data on command, through added software applications. To enhance the operability of its send and receive messaging services, Arch announced the Arch Message Center in October 2000. The Message Center consolidates office and Internet email accounts into a single Web-based address, accessible through advanced messaging devices as well as through a personal computer with Internet access. Arch also recently announced the introduction of its Webster(TM) 200 services. These services enable a subscriber to combine Arch Webster 100 personal digital assistant features, so that a subscriber can also maintain his or her contact and calendar data as well as beam business card and event information to other units through infrared data. A recently introduced service, operating through an advanced wireless messaging module that plugs into the back of a personal digital assistant, enables a subscriber to be constantly connected with the Arch network, so that the subscriber can send messages from the personal digital assistant to email accounts as well as other devices, and can access information such as stock quotes, weather and travel updates from the Internet. Other planned advanced messaging services have applications to telemetry. These include vehicle location services that report the location of vehicles at predetermined intervals to a Web-based map and a sales force automation product that allows sales personnel to input and process sales orders and submit information regarding product exchanges, new accounts or address changes to its billing system, using wireless technology.

     Arch provides wireless messaging services to subscribers for a monthly fee. Subscribers either lease the unit from Arch for an additional fixed monthly fee or they own the unit, having purchased it either from Arch or from another vendor. Units leased to subscribers require capital investment by Arch, while customer-owned units and those owned by resellers do not. The monthly service fee is generally based upon the type of service provided, the geographic area covered, the number of units provided to the customer and the period of the subscriber's commitment. Subscriber-owned units provide a more rapid recovery of Arch's capital investment than if Arch owned such units, but may generate less recurring revenue because the customer does not pay a rental fee for the unit. Arch also sells units to third-party resellers who lease or resell units to their own subscribers and resell Arch's wireless messaging services under marketing agreements. Resellers are responsible for sales, billing, collection and equipment maintenance costs. Arch sells other products and services, including units and accessories and unit

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replacement and maintenance contracts. The following table summarizes the number of Arch-owned and leased, subscriber-owned and reseller-owned units in service at specified dates:

                              DECEMBER 31,        DECEMBER 31,        DECEMBER 31,           MARCH 31,
                                  1998                1999                2000                 2001
                            ----------------    ----------------    -----------------    -----------------
                              UNITS       %       UNITS       %       UNITS        %       UNITS        %
Arch-owned and leased.....  1,857,000     43    3,605,000     52     6,318,000     53     5,884,000     53
Subscriber-owned..........  1,135,000     27    1,518,000     22     1,051,000      9     1,115,000     10
Reseller-owned............  1,284,000     30    1,826,000     26     4,525,000     38     4,110,000     37
                            ---------    ---    ---------    ---    ----------    ---    ----------    ---
Total.....................  4,276,000    100    6,949,000    100    11,894,000    100    11,110,000    100
                            =========    ===    =========    ===    ==========    ===    ==========    ===

NETWORKS AND LICENSES

     Arch operates local, regional and national networks, which enable its customers to receive messages over a broad geographical area. Many of these networks were acquired through Arch's acquisitions of Paging Network, Inc., known as PageNet, and MobileMedia Communications, Inc. Arch's extensive geographic coverage may be attractive to large corporate clients and retail chains, which frequently demand national network coverage from their service provider.

     Arch's networks provide local, regional and national coverage and its networks operate over numerous frequencies. Although the capacity of Arch's networks varies significantly market by market, Arch believes it has an adequate amount of licensed spectrum to meet capacity demands projected for the next several years.

     Arch is seeking to improve overall network efficiency by deploying paging terminals, consolidating subscribers on fewer, higher capacity networks and increasing the transmission speed, or baud rate, of certain of its existing networks. Arch believes its investments in its network infrastructure will facilitate and improve the delivery of high quality communication services while at the same time reducing associated costs of such services.

NATIONWIDE WIRELESS NETWORKS

     Arch operates four nationwide 900 MHz networks. As part of its acquisition of PageNet, Arch acquired two fully operational nationwide wireless networks in addition to the two networks Arch was already operating. These networks all use high-speed FLEX(TM) technology developed by Motorola. These four networks provide significant capacity for nationwide wireless messaging subscribers.

NARROWBAND PCS NETWORKS AND LICENSES

     The Federal Communications Commission has allocated a set of radio frequencies, called narrowband PCS frequencies, that enable wireless messaging companies such as Arch to offer advanced messaging services and to make more efficient use of radio spectrum than do traditional paging networks. Arch was able to accelerate its deployment of infrastructure for advanced messaging services by integrating PageNet's nationwide advanced wireless messaging network into Arch's existing infrastructure. Arch's network uses ReFLEX 25(TM) technology developed by Motorola as its messaging protocol. Arch believes that ReFLEX 25 offers superior performance than other messaging technologies because it provides improved radio coverage and reception. This improved wireless performance reduces infrastructure deployment costs of cellular-based networks because fewer base stations are needed to achieve the same coverage and reliability. ReFLEX promotes spectrum efficiency and high network capacity through frequency reuse by dividing coverage areas into zones and sub-zones. Messages are directed to the zone or sub-zone where the subscriber is located allowing the same frequency to be reused to carry different traffic in other zones or sub-zones.

     Arch's Narrowband PCS Licenses. Prior to the PageNet acquisition, Arch held one nationwide narrowband PCS license and five regional narrowband PCS licenses, each with 50 kHz outbound and 12.5 kHz inbound bandwidth. The five regional licenses provide the equivalent of one nationwide channel.

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When Arch acquired PageNet, it obtained three more narrowband PCS nationwide licenses, two with 50 kHz inbound and outbound bandwidth and one with 50 kHz outbound bandwidth. In total, Arch now holds 250 kHz outbound and 125 kHz inbound spectrum nationwide. All of these licenses were initially acquired at Federal Communications Commission spectrum auctions.

     In order to retain these narrowband PCS licenses, Arch must comply with specified minimum build-out requirements. With respect to each of the regional narrowband PCS licenses, Arch has built out the related narrowband PCS system to cover 150,000 square kilometers or 37.5% of each of the five regional populations in compliance with Federal Communications Commission's applicable build out requirements. Arch is still required to build-out this system to cover 300,000 square kilometers or 75% of each of the five regional populations by April 27, 2005. With respect to the nationwide narrowband PCS licenses, Arch has built out the related narrowband systems to cover 750,000 square kilometers or 37.5% of the U.S. population. Arch is still required to extend the build-out of these systems to cover 1,500,000 square kilometers or 75% of the U.S. population by separate construction deadlines for each license, which occur between September 29, 2004 and January 25, 2005. In each instance, the population percentage will be determined by reference to population figures at the time of the applicable deadline. Arch estimates that the costs of these minimum build-outs would be approximately $9.0 million. Arch plans to exceed these minimum build-out requirements in order to meet the capacity requirements of its advanced messaging services, which it estimates will require up to approximately an additional $20.0 million in capital expenditures.

     Arch's Specialized Mobile Radio Spectrum. As part of its acquisition of PageNet, Arch also acquired 900 MHz specialized mobile radio spectrum. In January 2001, Arch agreed to sell the authorizations issued by the Federal Communications Commission for this spectrum to Nextel Communications, Inc. for $175.0 million and Nextel agreed to invest $75.0 million in Arch concurrently. These authorizations will be transferred to Nextel upon receipt of approval from the Federal Communications Commission and satisfaction of other closing conditions.

SUBSCRIBERS AND MARKETING

     Arch's customers with wireless messaging accounts are either businesses with employees who travel frequently but must be immediately accessible to their offices or customers or individuals who wish to be accessible to friends or family members. Arch's customers include proprietors of small businesses, professionals, management personnel, field sales personnel and service forces, members of the construction industry and construction trades, real estate brokers and developers, medical personnel, sales and service organizations, specialty trade organizations, manufacturing organizations and government agencies.

     Arch markets its services through three primary sales channels: direct, reseller and retail.

Direct

     In the direct channel, Arch leases or sells equipment directly to its customers through a direct marketing and sales organization. Arch's direct customers range from individuals and small-and medium-sized businesses to Fortune 500 accounts and government agencies. Business and government accounts typically experience less turnover than consumer accounts. The direct channel will continue to have the highest priority among Arch's marketing and sales efforts, because of its critical contribution to recurring revenue. Arch has been engaged in efforts to improve sales productivity and strengthen its direct channel sales force, segments of which had previously suffered from high turnover rates and high numbers of open positions. As of December 31, 2000, the direct channel accounted for approximately 85% of Arch's recurring revenue.

Reseller

     In the reseller channel, Arch sells access to its transmission networks in bulk to third parties, who then resell such services to consumers or small businesses or other end users. Arch offers access to its network to resellers at bulk discounted rates. The third party resellers provide customer service, are
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responsible for message unit maintenance and repair costs, invoice the end user and retain the credit risk of the end user, although Arch retains the credit risk of the third party reseller. Because these resellers are responsible for customer equipment, the capital costs that would otherwise be borne by Arch are reduced.

     Arch's resellers generally are not exclusive distributors of Arch's services and often have access to networks of more than one provider. Competition among service providers to attract and maintain reseller distribution is based primarily upon price, including the sale of equipment to resellers at discounted rates. Arch intends to continue to be an active participant in the reseller channel and to concentrate on accounts that are profitable and where longer term partnerships can be established with selected resellers. As of December 31, 2000, the reseller channel accounted for approximately 13% of Arch's recurring revenue.

RETAIL

     In the retail channel, Arch sells equipment to retailers and, after the consumer purchases the pager from the retailer, the consumer contacts Arch to activate service. The retail channel is targeted at the consumer market and consists primarily of national retail chains. Consumers served by the retail channel typically purchase, rather than lease, their equipment. This reduces Arch's capital investment costs. Subscribers obtained through retailers are billed and serviced directly by Arch. Retail distribution permits Arch to penetrate the consumer market by supplementing direct sales efforts. As of December 31, 2000, the retail channel accounted for approximately 2% of Arch's recurring revenue.

COMPETITION

     The wireless messaging industry is highly competitive. Companies in this industry compete on the basis of price, coverage area, services offered, transmission quality, system reliability and customer service.

     Arch competes by maintaining competitive pricing of its products and services, by providing broad coverage options through high-quality, reliable transmission networks and by providing quality customer service. Arch's primary competitors in the traditional messaging market include Metrocall, Verizon Wireless, Weblink Wireless, Skytel (a division of WorldCom, Inc.) and a variety of other regional and local providers of similar services. Other principal competitors in the advanced messaging market include Bell South Wireless Data, Skytel and Motient, Inc. The products and services Arch offers also compete with a broad array of wireless messaging services provided by cellular and PCS phone companies. This competition has intensified as prices for these services have declined rapidly, and these providers have incorporated messaging capability into their handsets. Many of these companies possess financial, technical and other resources greater than those of Arch. Such providers currently competing with Arch in one or more markets include AT&T Wireless, Cingular, WorldCom, Sprint PCS, Verizon and Nextel.

     Insofar as cellular, PCS and other mobile phone service providers provide subscribers with both messaging and voice service using the same hand-held device, services like cellular and PCS are more sophisticated than basic messaging services and command a greater price. The price of cellular and PCS and other mobile phone services, however, has fallen dramatically. Moreover, today many cellular and PCS providers offer basic service packages for less than $20.00 per month. By contrast, Arch believes that currently the average revenue per month per unit in service from the direct channel of distribution is approximately $12.00.

     While cellular, PCS and other mobile phone services are more expensive than traditional messaging services, such mobile telephone service providers typically provide traditional messaging service as an element of their basic service package without additional charges. It is estimated that as much as 90% of all PCS and other mobile phone devices sold in the United States in early 2001 are capable of sending and receiving data messages, according to one analyst report. Subscribers that purchase these combined services no longer need to subscribe to a separate messaging service as well. As a result, a large number of traditional messaging customers can readily switch to cellular, PCS and other mobile telephone services. The decrease in prices for cellular, PCS and other mobile telephone services has led many customers to select combined voice and messaging services as an alternative to stand alone messaging services. Indeed, survey data indicates that roughly 20% of paging customers that drop their service do so in favor of cellular, PCS and other mobile phone services. Arch is sensitive to these technological and availability changes and is working to design competitively attractive values for the customer even in the midst of these changes by cellular, PCS and other mobile phone service providers.

SOURCES OF EQUIPMENT

     Arch does not manufacture any of the messaging equipment or other equipment used in operations. The equipment used in Arch's operations is generally available for purchase from only a few sources. Arch centralizes price and quantity negotiations for all of its operating subsidiaries to achieve cost savings from volume purchases. Arch buys customer equipment primarily from Motorola and purchases terminals and transmitters primarily from Glenayre.

     Arch routinely evaluates new developments in technology in connection with the design and enhancement of its messaging systems and selection of products to be offered to subscribers. Arch has entered into development agreements with certain other vendors to obtain alternative sources of network equipment. Arch anticipates that equipment will continue to be available in the foreseeable future, consistent with normal manufacturing and delivery lead times. Arch believes that its system equipment is among the most technologically sophisticated in the data messaging industry.

TRADEMARKS

     On September 25, 2000, the parent company changed its name from Arch Communications Group, Inc. to Arch Wireless, Inc. in order to reposition it from a traditional paging company to a provider of advanced wireless messaging and wireless information products and services. Arch also introduced a new company logo and brand identification tagline, Net@Hand. Arch believes the new tagline conveys its ability to offer subscribers the convenience of Internet functionality through portable handheld devices, anytime across the United States.

     Arch owns the service marks "Arch", "Arch Paging", "Arch Communications" and "Arch Wireless", and holds federal registrations for the service marks "MobileComm", "MobileMedia" and "PageNet" as well as various other trademarks.

EMPLOYEES

     At March 31, 2001, Arch employed approximately 7,560 persons. None of Arch's employees is represented by a labor union. Arch believes that its employee relations are good.

PROPERTIES

     At March 31, 2001, Arch owned eight office buildings and leased office space, including its executive offices, in approximately 375 locations in 42 states. Arch leases transmitter sites and/or owns transmitters on commercial broadcast towers, buildings and other fixed structures in approximately 17,500 locations in all 50 states, the U.S. Virgin Islands, Puerto Rico and Canada. Arch's leases are for various terms and provide for monthly lease payments at various rates. Arch believes that it will be able to obtain additional space as needed at acceptable cost. Substantially all of Arch's tower sites were sold during 1998 and 1999 and Arch currently rents transmitter space.

LITIGATION

     Arch, from time to time, is involved in lawsuits arising in the normal course of business. Arch believes that is currently pending lawsuits will not have a material adverse effect on its financial condition or results of operations.

THE COMPANY

     A predecessor to Arch, named Arch Communications Group, Inc., was incorporated in January 1986 in Delaware and conducted its operations through wholly owned direct and indirect subsidiaries. On

September 7, 1995, this predecessor completed its acquisition of USA Mobile Communications Holdings, Inc. through the merger of the predecessor with and into USA Mobile, which simultaneously changed its name to Arch Communications Group, Inc. and continued in existence as a Delaware corporation. On June 3, 1999, Arch acquired the business of MobileMedia Corporation, which was then operating as a debtor-in-possession under chapter 11 of the bankruptcy code. On November 10, 2000, Arch acquired PageNet. This acquisition added 6.0 million units in service and made available PageNet's national networks for the combined company's operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     C. Edward Baker, Jr. is the sole director of the operating company, Arch Wireless Holdings, Inc. The directors of the parent company, Arch Wireless, Inc., and the old intermediate holding company, Arch Wireless Communications, Inc., are:

NAME                                                          AGE
----                                                          ---
C. Edward Baker, Jr.........................................  50
R. Schorr Berman(2).........................................  52
Gregg R. Daugherty..........................................  43
John H. Gutfreund(1)........................................  71
John Kornreich..............................................  55
H. Sean Mathis(1)...........................................  54
Allan L. Rayfield(2)........................................  65
John B. Saynor..............................................  60
John A. Shane(1)............................................  68

---------------
(1) Member of the audit committees of the parent company and the old intermediate holding company and the nominating committee of the old intermediate holding company.

(2) Member of the compensation committee of the parent company.

     The executive officers of the parent company, the operating company and the old intermediate holding company are:

NAME                                        AGE    POSITION
----                                        ---    --------
C. Edward Baker, Jr.......................  50     Chairman of the Board and Chief Executive
                                                   Officer
Lyndon R. Daniels.........................  48     President and Chief Operating Officer
John B. Saynor............................  60     Executive Vice President
J. Roy Pottle.............................  42     Executive Vice President and Chief
                                                   Financial Officer
Steven Gross..............................  41     Executive Vice President, Marking and
                                                   Sales
Paul H. Kuzia.............................  58     Executive Vice President, Technology and
                                                   Regulatory Affairs
Patricia A. Gray..........................  46     Senior Vice President, General Counsel and
                                                   Secretary

We expect that the directors and officers of the new intermediate holding company will be the same as those of the old intermediate holding company.

     C. EDWARD BAKER, JR. has served as Chief Executive Officer and a director of the parent company since 1988 and of the old intermediate holding company and operating company since 1995. Mr. Baker became Chairman of the Board of the parent company in 1989 and of the old intermediate holding company and the operating company in 1995. He also served as President of the parent company from April 1988 to January 1998 and of the old intermediate holding company and the operating company from 1995 to January 1998.

     LYNDON R. DANIELS joined the Arch group of companies in January 1998 as President and Chief Operating Officer of the parent company, the old intermediate holding company and the operating company. From November 1993 to January 1998, Mr. Daniels was the President and Chief Executive Officer of Pacific Bell Mobile Services, a subsidiary of SBC Communications Inc.

     JOHN B. SAYNOR has served as a director of the parent company since 1986 and of the old intermediate holding company since 1995. Mr. Saynor has served as Executive Vice President of the parent company since 1990 and of the old intermediate holding company and the operating company since 1995. Mr. Saynor is a founder of the parent company and served as President and Chief Executive Officer of it from 1986 to March 1988 and as its Chairman of the Board from 1986 until May 1989.

     J. ROY POTTLE joined the Arch group of companies in February 1998 as Executive Vice President and Chief Financial Officer of the parent company, the old intermediate holding company and the operating company. From October 1994 to February 1998, Mr. Pottle was Vice President/Treasurer of Jones Intercable, Inc., a cable television operator.

     STEVEN GROSS has been Executive Vice President, Marketing and Sales, of the parent company since June 1999. From November 1996 to June 1999, Mr. Gross was Executive Vice President, Marketing and Sales, of MobileMedia Corporation, which filed for protection under the bankruptcy code in January 1997. From 1995 to 1996, he was Director of Sales Development of Pepsi-Cola.

     PAUL H. KUZIA has served as Executive Vice President/Technology and Regulatory Affairs of the parent company, the old intermediate holding company. and the operating company since September 1996. He served as Vice
President/Engineering and Regulatory Affairs of the parent company from 1988 to September 1996 and of the old intermediate holding company and the operating company from 1995 to September 1996.

     PATRICIA A. GRAY has been Senior Vice President, General Counsel and Secretary of the parent company since May 2000, was Vice President, General Counsel and Secretary of the parent company from January 2000 to May 2000 and was Vice President and General Counsel of the parent company from June 1999 to January 2000. From May 1996 to June 1999, Ms. Gray was Vice President, General Counsel and Secretary of MobileMedia Corporation, which filed for protection under the bankruptcy code in January 1997.

     R. SCHORR BERMAN has been a director of the parent company since 1986 and of the old intermediate holding company since 1995. Since 1987, he has been the President and Chief Executive Officer of MDT Advisers, Inc., an investment adviser. He is a director of Mercury Computer Systems, Inc. as well as a number of private companies.

     GREGG R. DAUGHERTY has been a director of the parent company since 2000. Mr. Daugherty has served as a Business Development Manager at Microsoft Corporation since 1997 and was previously self-employed.

     JOHN H. GUTFREUND has been a director of the parent company since 2000. Mr. Gutfreund has served as the President of Gutfreund & Company, Inc. since 1993, and was Chairman of the Board and Chief Executive Officer of Salomon Brothers Inc from 1981 to 1991. Mr. Gutfreund is a director of AMBI, Inc., Ascent Assurance, Inc., Baldwin Piano & Organ Company, Evercel, Inc., LCA-Vision, Inc. and Maxicare Health Plans, Inc.

     JOHN KORNREICH has been a director of the parent company and the old intermediate holding company since June 1998. Mr. Kornreich has served as a Managing Director of Sandler Capital Management Co., Inc. since 1988.

     H. SEAN MATHIS has been a director of the parent company and the old intermediate holding company since June 1999. He also has been the President of Litchfield Asset Holdings, an investment advisory company, since 1999. Mr. Mathis was also the Chairman of the Board and Chief Executive Officer of Allis Chalmers, Inc. from January 1996 to 1999 and previously served as a Vice President of that company since 1989. From July 1996 to September 1997, Mr. Mathis was Chairman of the Board of Universal Gym Equipment Inc., a privately owned company which filed for protection under the bankruptcy code in July 1997. Mr. Mathis is a director of Kasper A.S.L. Ltd. and Thousand Trails, Inc.

     ALLAN L. RAYFIELD has been a director of the parent company and the old intermediate holding company since 1997. He has been a consultant with the Executive Service Corps, a non-profit organization that provides consulting services to non-profit organizations, since 1995. Mr. Rayfield is a director of Parker Hannifin Corporation and Acme Metals Incorporated.

     JOHN A. SHANE has been a director of the parent company since 1988 and of the old intermediate holding company since 1995. He has been the President of Palmer Service Corporation since 1972. He was a general partner of Palmer Partners L.P., a venture capital firm, from 1981 to 1999. Mr. Shane serves as a director of Overland Data, Inc., United Asset Management Corporation and Gensym Corporation and as a trustee of Nvest Funds.

     The certificate of incorporation and bylaws of the parent company provide that it has a classified board of directors composed of three classes, each of which serves for three years, with one class being elected each year. The term of Messrs. Daugherty, Rayfield and Gutfreund will expire at the annual meeting of stockholders to be held in 2002. The term of Messrs. Saynor, Shane and Mathis will expire at the annual meeting of stockholders to be held in 2003. The term of Messrs. Baker, Berman and Kornreich will expire at the parent company's annual meeting of stockholders to be held in 2004.

     Whippoorwill Associates, Inc., has the right to designate one member for election to the parent company's board of directors. This right of designation will continue through 2003 so long as Whippoorwill beneficially owns at least 5% of the combined voting power of all outstanding securities of the parent company, and will continue after 2003 so long as Whipporwill beneficially owns at least 10% of the combined voting power of all outstanding securities of the parent company. Under this arrangement, Mr. Mathis has been designated by Whippoorwill.

     The holders of Series C preferred stock of the parent company have the right, voting as a separate class, to elect one member of the parent company's board of directors, and that director has the right to be a member of any committee of the board. Mr. Kornreich is currently the director elected by the holders of Series C preferred stock. This right of designation will terminate if less than 50% of the Series C preferred stock remains outstanding.

     The directors of the old intermediate holding company are elected by the parent company, its sole stockholder. They hold office until their successors are elected or their earlier death, resignation or removal. Currently, the parent company and the old intermediate holding company have the same directors. We expect that following the consummation of the exchange offer, the directors of the new intermediate holding company will be the same directors as those of the old intermediate operating company.

     The sole director of the operating company is elected by the old intermediate holding company, its sole stockholder. The sole director holds office until his or her successor's election or his or her earlier death, resignation or removal. Following the consummation of the exchange offer, the sole director of the operating company will be elected by the new intermediate holding company, which will then be its sole stockholder.

     The executive officers of the parent company, the old intermediate holding company and the operating company are elected by the board of directors of each respective company and hold office until their successors are elected or until their earlier death, resignation or removal. Executive officers of the new intermediate holding company will be elected by its new board of directors and will hold office until their successors are elected or until their earlier death, resignation or removal.

     Most of the executive officers have entered into non-competition agreements with the parent company that provide that they will not compete with the parent company or other entities in the Arch group of companies for one year following termination, or recruit or hire any other employee of the Arch group of companies for three years following termination. See "-- Executive Retention Agreements."

  Board Committees

     The parent company's board of directors has an audit committee and a compensation committee. The audit committee reviews the annual consolidated financial statements of the parent company and its subsidiaries before their submission to the board of directors and consults with the independent public accountants to review financial results, internal financial controls and procedures, audit plans and recommendations. The audit committee also recommends the selection, retention or termination of independent public accountants and approves services provided by independent public accountants prior to the provision of such services. The parent company's compensation committee recommends to the board the compensation of executive officers, key managers and directors and administers the stock option plans of the parent company. The parent company's board of directors does not have a standing nominating committee.

     Neither the old intermediate holding company nor the operating company has any other standing committees except for an audit committee. We do not expect the board of directors of the new intermediate holding company to have standing committees.

  Indemnification and Director Liability

     The certificates of incorporation of the parent company, the old intermediate holding company, the new intermediate holding company and the operating company each eliminates the liability of its directors for monetary damages for breaches of fiduciary duties, for circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The certificates of incorporation of each company also requires it to indemnify its directors and officers to the fullest extent permitted by the Delaware corporations statute.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The annual and long-term compensation of the parent company's Chief Executive Officer and other executive officers named below was as follows for the years ended December 31, 1998, 1999 and 2000:

                                                                                                       LONG-TERM
                                                              ANNUAL COMPENSATION                    COMPENSATION
                                                -----------------------------------------------   -------------------
                                                                               OTHER ANNUAL       OPTIONS TO PURCHASE
NAME AND PRINCIPAL POSITION DURING 2000  YEAR   SALARY ($)   BONUS ($)(1)   COMPENSATION ($)(2)   COMMON STOCK (#)(3)
---------------------------------------  ----   ----------   ------------   -------------------   -------------------
C. Edward Baker, Jr.................     2000    $532,200      $371,250          $  4,990               951,000
  Chairman and                           1999     434,337       185,000             4,163               150,000
  Chief Executive Officer                1998     373,742       135,000               600               151,554(4)
Lyndon R. Daniels...................     2000     348,200       224,130             3,500               607,000
  President and                          1999     313,735       203,000            23,363(5)             91,667
  Chief Operating Officer                1998     295,416            --           113,905(6)             46,666
J. Roy Pottle.......................     2000     282,200       166,290             3,191               452,000
  Executive Vice President and           1999     228,896       140,000             2,317                66,666
  Chief Financial Officer                1998     179,200            --            99,304(6)             30,000
Steven Gross........................     2000     246,000       135,000             3,743               269,500
  Executive Vice President,              1999     137,596            --                --                37,500
  Marketing and Sales
  (joined Arch in June 1999)
Paul H. Kuzia.......................     2000     216,000       121,485             3,509               322,300
  Executive Vice President,              1999     190,163        64,480             3,378                41,666
  Technology and Regulatory Affairs      1998     165,489        58,435               600                29,616(7)

---------------
(1) Represents bonus paid in such fiscal year with respect to prior year.

(2) Represents Arch's matching contributions paid under its 401(k) plan, except as otherwise indicated.

(3) No restricted stock awards or stock appreciation rights were granted to any of the named executive officers during 1998, 1999 or 2000.

(4) Includes options to purchase 136,563 shares of common stock granted as part of an option repricing program in 1998.

(5) Includes $20,055 in reimbursement for relocation costs and associated taxes, as well as $3,308 in matching contributions paid under our 401(k) plan.

(6) Represents reimbursement for relocation costs and associated taxes.

(7) Includes options to purchase 23,229 shares of common stock granted as part of an option repricing program in 1998.

  Executive Employment Agreements and Loans

     The parent company is a party to executive employment agreements with Messrs. Baker and Pottle. Each agreement has a term of three years expiring March 13, 2004 and will automatically renew from year to year thereafter unless terminated by either party at least 90 days prior to any renewal date. Under these agreements, Messrs. Baker and Pottle are entitled to receive annual base salaries of $600,000 and $305,000, respectively, subject to review and adjustment by the Arch Wireless, Inc. board of directors, and other bonuses and benefits.

     In the event that the employment of either Mr. Baker or Mr. Pottle, as the case may be, is terminated by us other than for cause, disability or death, or by him for good reason, all options held by him become immediately exercisable in full, and he is entitled to receive:

     - a lump sum cash payment of a pro rata portion of his annual bonus for the most recently completed fiscal year, based on the portion of the current fiscal year during which he was employed prior to termination;

     - a lump sum cash payment equal to three times the sum of the executive's annual base salary in effect at the time of the termination plus the average bonus paid for the three calendar years immediately preceding the calendar year during which termination of employment occurs;

     - any amounts or benefits required to be paid or provided to the executive or which the executive is eligible to receive following the executive's termination under any plan, program, policy, practice, contract or agreement of ours; and

     - until the earlier of twelve months after termination or the executive becomes eligible to receive substantially equivalent benefits from another employer, life, disability, accident and health insurance benefits similar to those previously provided by us.

     In the event Mr. Baker or Mr. Pottle resigns without good reason, he is entitled to receive a lump sum cash payment of a pro rata portion of his annual bonus for the most recently completed fiscal year, based on the portion of the current fiscal year during which he was employed prior to termination.

     Good reason is defined to include, among other things, a material reduction in employment responsibilities, compensation or benefits or, in the case of Mr. Baker, the failure to become the chairman of the board or chief executive of any entity succeeding or controlling the parent company. Following termination of employment, the executive has agreed not to compete with Arch or solicit Arch's employees or business for one year.

     All options held by Mr. Baker and Mr. Pottle become immediately exercisable in full upon a change in control. If the executive receives benefits upon a change of control that subject him to excise taxes under the "golden parachute provision" of the Internal Revenue Code, Arch will pay the excise taxes due and any additional taxes related to that payment.

     Change in control is defined to mean (1) the acquisition of 50% or more of the outstanding common stock of the parent company or the combined voting power of its outstanding voting securities by any entity or group or (2) a merger involving the parent company or a sale of all or substantially all of its assets, if the merger or asset sale results in the parent company's stockholders prior to the transaction holding less than a majority of the voting power of the combined or acquiring entity and the parent company's directors ceasing to constitute a majority of the directors of the combined or acquiring entity.

     The parent company has made several loans to Mr. Baker bearing interest at 5% to 9.5% annually. As of March 31, 2001, principal and accrued interest of $406,025 was outstanding.

  Executive Retention Agreements

     The parent company is a party to executive retention agreements with a total of 15 executive officers, including Messrs. Daniels, Gross and Kuzia but excluding Messrs. Baker and Pottle. The purpose of the executive retention agreements is to assure the continued employment and dedication of the executives without distraction from the possibility of a change in control of Arch. In the event that within twelve months following a change in control the employment of an executive is terminated by us other than for cause, disability or death, or by the executive for good reason, the executive is entitled to receive:

     - a lump sum cash payment equal to a specified multiple of the sum of the executive's annual base salary in effect at the time of the change in control plus the average bonus paid for the three calendar years immediately preceding the calendar year during which the change in control occurs -- the multiple is three for Messrs. Daniels and Kuzia, two for Mr. Gross, and one or two for the other executives;

     - any amounts or benefits required to be paid or provided to the executive or which the executive is eligible to receive following the executive's termination under any plan, program, policy, practice, contract or agreement of ours; and

     - until the earlier of twelve months after termination or the executive becomes eligible to receive substantially equivalent benefits from another employer, life, disability, accident and health insurance benefits similar to those previously provided by us.

     Good reason is defined to include, among other things, a material reduction in employment responsibilities, compensation or benefits.

     Change in control is defined to mean (1) the acquisition of 50% or more of the outstanding common stock of the parent company or the combined voting power of its outstanding voting securities by any entity or group, (2) a change in a majority of the parent company's board of directors or (3) a merger involving the parent company or a sale of all or substantially all of its assets, if the merger or asset sale results in the parent company's stockholders prior to the merger holding less than a majority of the voting power of the combined or acquiring entity or the parent company's directors ceasing to constitute a majority of the directors of the combined or acquiring entity.

     In addition, the executive retention agreements provide for the acceleration of options held by the executive upon (1) the acquisition of 50% or more of the outstanding common stock of the parent company or the combined voting power of its outstanding voting securities by an entity or group or (2) a merger involving the parent company or a sale of all or substantially all of its assets, if the merger or asset sale results in the parent company's stockholders prior to the transaction holding less than a majority of the voting power of the combined or acquiring entity and the parent company's directors ceasing to constitute a majority of the directors of the combined or acquiring entity.

  Stock Option Grants

     The following table sets forth certain information regarding options to purchase shares of common stock of the parent company granted during 2000 to the executive officers named in the summary compensation table. No stock appreciation rights were granted during 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS
                       --------------------------------------------                 POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF      PERCENT OF                                     ASSUMED ANNUAL RATES OF
                        SECURITIES     TOTAL OPTIONS                                 STOCK PRICE APPRECIATION FOR
                        UNDERLYING      GRANTED TO     EXERCISE OR                          OPTION TERM(3)
                          OPTIONS      EMPLOYEES IN     BASE PRICE    EXPIRATION    ------------------------------
NAME                   GRANTED(#)(1)    FISCAL YEAR    ($/SHARE)(2)      DATE           5%($)           10%($)
----                   -------------   -------------   ------------   ----------    -------------    -------------
C. Edward Baker,
  Jr. ...............     709,000          11.5%          $6.06         5/16/10      $2,703,186       $6,850,403
                          242,000           3.9            0.97        12/13/10         147,444          373,652
Lyndon R. Daniels....     481,000           7.8            6.06         5/16/10       1,833,896        4,647,453
                          126,000           2.0            0.97        12/13/10          76,768          194,546
J. Roy Pottle........     350,000           5.7            6.06         5/16/10       1,334,436        3,381,722
                          102,000           1.7            0.97        12/13/10          62,146          157,490
Steven Gross.........     202,500           3.2            6.06         5/16/10         772,066        1,956,568
                           67,000           1.1            0.97        12/13/10          40,821          103,449
Paul H. Kuzia........     263,300           4.3            6.06         5/16/10       1,003,877        2,544,021
                           59,000           1.0            0.97        12/13/10          35,947           91,097

---------------
(1) Options generally become exercisable at a rate of 25% of the shares subject to the option on each of the first four anniversaries of the date of grant.

(2) The exercise price is equal to the fair market value of the common stock on the date of grant.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date, and are not intended to forecast future appreciation of the price of the common stock. The named executive officers will realize gain upon the exercise of these options only if an increase in the price of the common stock which benefits all of our stockholders proportionately.

  Option Exercises and Year-End Option Table

     The following table sets forth certain information regarding the exercise of options to purchase shares of the parent company's common stock during 2000 and options held as of December 31, 2000 by the named executive officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES
                                                               UNDERLYING               VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                            SHARES                         FISCAL YEAR-END (#)           FISCAL YEAR-END($)
                         ACQUIRED ON       VALUE       ---------------------------   ---------------------------
NAME                     EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     ------------   ------------   -----------   -------------   -----------   -------------
C. Edward Baker,
  Jr. .................      --             --           133,267       1,119,287         --             --
Lyndon R. Daniels......      --             --            44,002         701,331         --             --
J. Roy Pottle..........      --             --            29,834         518,832         --             --
Steven Gross...........      --             --             7,500         299,500         --             --
Paul H. Kuzia..........      --             --            28,627         364,956         --             --

DIRECTOR COMPENSATION

  Fees and Expenses

     Arch pays its non-employee directors an annual fee of $12,000, an additional annual fee of $1,000 for serving as chairs of board committees, $2,000 for each meeting of the board of directors attended and $750 for each board committee meeting attended. Arch also reimburses all directors for customary and reasonable expenses incurred in attending board and board committee meetings.

     Each non-employee director has the right to defer his compensation as a non-employee director and to receive the deferred amounts in cash upon a specified future date or event, such as the date he ceases to be a non-employee director. All deferred compensation is credited, as of the date on which the compensation would have been paid, at the participant's election in either cash or shares of common stock based on their market price on the date the compensation would have been paid. On the distribution date, any deferred compensation credited in shares of common stock is converted into cash by valuing the credited stock at its market price on the distribution date. Mr. Rayfield is the only current non-employee director who has ever elected to participate in this plan. Mr. Rayfield has elected not to participate in this plan in 2001.

  Directors' Stock Option Plan

     A total of 196,733 shares of common stock may be issued upon the exercise of options granted under Arch's non-employee directors' stock option plan. Only directors who are not employees of Arch are eligible to receive options under the director plan. Options granted under the director plan do not qualify as incentive stock options under section 422 of the Internal Revenue Code. Under the director plan, non-employee directors receive annual grants, on the date of the annual meeting of stockholders, of options to purchase 3,000 shares of common stock. In addition, newly elected or appointed non-employee directors receive options to purchase 3,000 shares of common stock as of the date of their initial appointment or election. All options have an exercise price equal to the fair market value of the common stock on the date of grant.

     Each option under the director plan is fully exercisable upon grant subject to Arch's right to repurchase, at the exercise price, all unvested shares if the holder ceases to be a director of Arch. Shares subject to options under the director plan generally become vested, and not subject to Arch's repurchase option, as to 25% on the date of grant plus an additional 25% on each of the first three anniversaries of the date of grant. In general, an optionee may exercise his or her option only while he or she is a director of Arch and for 90 days after he or she ceases to be a director of Arch, or one year if cessation as a director is due to death or permanent and total disability. Unexercised options expire ten years after the date of grant. Options are not transferable or assignable other than upon the death of the optionee or pursuant to a qualified domestic relations order, as defined in the Internal Revenue Code. Shares subject to options under the director plan become fully vested upon the death of the optionee or upon a change in control of Arch, as defined in the plan.

     As of March 30, 2001, options to purchase an aggregate of 51,000 shares of common stock were outstanding under the director plan and 2,406 shares had been issued upon option exercises under the director plan.

ACCELERATION OF OTHER STOCK OPTIONS

     Under the parent company's 2000 stock incentive plan, the parent company' board of directors is authorized to accelerate options and other stock-based awards granted under the plan upon a merger, liquidation or other reorganization event or upon a change in control. A change in control is defined under the 2000 stock plan to mean (1) the acquisition of 50% or more of the parent company's outstanding common stock or the combined voting power of the parent company's outstanding voting securities by any entity or group or (2) a merger involving the parent company or a sale of all or substantially all of the parent company's assets, if the merger or asset sale results in the parent company's stockholders prior to the transaction holding less than a majority of the voting power of the combined or acquiring entity and the directors of the parent company ceasing to constitute a majority of the directors of the combined or acquiring entity.

     The parent company's 1989 stock option plan provides that all options granted thereunder become fully exercisable and vested upon the occurrence of any of the following events:

     - the acquisition by any person of 20% or more of the parent company's common stock if, within 24 months thereafter, a majority of the persons elected to the parent company's board of directors is not approved by vote of two-thirds of the directors in office at the time of the acquisition;

     - a merger, consolidation or sale of all or substantially all of the parent company's assets; or

     - the adoption of a proposal to liquidate or dissolve the parent company.

     As a result of the parent company's acquisition of USA Mobile on September 7, 1995, all options then outstanding under the 1989 option plan, covering a total of 52,086 shares of common stock, became fully exercisable and vested, including options to purchase 13,296 and 1,493 shares of common stock, respectively, then held by Messrs. Baker and Kuzia. The 1989 option plan has expired but outstanding options remain exercisable in accordance with their terms.

                             PRINCIPAL STOCKHOLDERS

PARENT COMPANY

     The following table sets forth the expected combined voting power of holders of the parent company's preferred and common stock following the exchange offer, assuming that all of the outstanding notes are exchanged, or following the prepackaged bankruptcy plan. The table also assumes the conversion of all convertible preferred stock of Arch into common stock and the exercise of all options having an exercise price of less than $1.00 per share:

                                                                 COMBINED VOTING POWER
                                                              ----------------------------
                                                              MARCH 31, 2001   AS ADJUSTED
                                                              --------------   -----------
Current parent company stockholders.........................      100.0%           50.3%
Current parent company and intermediate holding company
  noteholders...............................................         --            49.7
                                                                  -----           -----
                                                                  100.0%          100.0%
                                                                  =====           =====

     The following table sets forth certain information about the beneficial ownership of the parent company's common stock by:

     - each person known by us to own beneficially more than 5% of the voting power of the parent company's outstanding common stock, assuming the conversion of Series C convertible preferred stock into common stock;

     - each current director of the parent company;

     - the parent company's chief executive officer and the other named executive officers; and

     - all current directors and executive officers of the parent company as a group.

     The table provides information at March 31, 2001 and as adjusted to give effect to subsequent issuances of common stock in exchange for 10 7/8% senior discount notes and either the exchange offer, assuming that all of the outstanding notes subject to the exchange offer are tendered in the exchange offer, or the prepackaged bankruptcy plan is confirmed.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission based upon voting or investment power over the securities. The number of shares of common stock outstanding that is used in calculating the percentage for each listed person includes any shares that person has the right to acquire through exercise of warrants or options within 60 days after March 31, 2001. These shares, however, are not deemed to be outstanding for the purpose of calculating the percentage beneficially owned by any other person.

     Unless otherwise indicated, each person or entity listed in the table has sole voting power and investment power, or shares such power with his spouse, with respect to all shares of capital stock listed as owned by such person or entity. The inclusion of shares in the table does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of the shares.

     The table assumes the conversion of the Series C preferred stock into common stock at the March 31, 2001 conversion ratio of 7.4492 to 1.00.

                                                     SHARES
                                                   UNDERLYING
                                                   OPTIONS AND
                                                    WARRANTS                             PERCENTAGE
                                     SHARES        EXERCISABLE                    ------------------------
                                 OUTSTANDING AT     PRIOR TO         TOTAL           AT
                                   MARCH 31,         MAY 29,      BENEFICIALLY    MARCH 31,        AS
NAME                                  2001            2001           OWNED          2001       ADJUSTED(9)
----                             --------------    -----------    ------------    ---------    -----------
C. Edward Baker, Jr............        37,434         387,842         425,276          *             *
Lyndon R. Daniels..............            --         168,919         168,919          *             *
J. Roy Pottle..................            --         120,334         120,334          *             *
Steven Gross...................            --          58,125          58,125          *             *
Paul H. Kuzia..................           440          99,240          99,680          *             *
R. Schorr Berman(1)............       655,671       1,143,948       1,799,619        1.0%            *
Gregg R. Daugherty.............            --           3,000           3,000          *             *
John H. Gutfreund..............            --           3,000           3,000          *             *
John Kornreich(2)..............     1,878,046       2,838,774       4,716,820        2.7%          1.3%
H. Sean Mathis.................            --           4,000           4,000          *             *
Allan L. Rayfield..............           334           7,576           7,910          *             *
John B. Saynor.................        64,642         152,012         216,654          *             *
John A. Shane(3)...............         6,856          21,519          28,375          *             *
Funds affiliated with
  Resurgence Asset
  Management(4)................    16,239,776              --      16,239,776        9.3%          4.5%
Bay Harbour Management,
  L.C.(5)......................    14,207,385              --      14,207,385        8.2%          4.0%
Credit Suisse First
  Boston(6)....................    13,989,069              --      13,989,069        8.0%          3.9%
Morgan Stanley Dean Witter &
  Co.(7).......................     9,469,872              --       9,469,872        5.4%          2.6%
Whippoorwill Associates,
  Inc.(8)......................     8,386,535         439,904       8,826,439        5.1%          2.5%
All current directors and
  executive officers as a group
  (14 persons).................     2,643,423       5,058,664       7,702,087        4.3%          2.1%

---------------
 *  Less than 1%

(1) Includes 649,337 shares and 1,122,334 shares issuable upon exercise of warrants held by Memorial Drive Trust, over which Mr. Berman may be deemed to share voting and investment power as administrator and chief executive officer. Mr. Berman disclaims beneficial ownership of such shares held by Memorial Drive Trust.

(2) Includes 1,796,089 shares and 2,695,895 shares issuable upon exercise of warrants beneficially owned by Sandler Capital Management, over which Mr. Kornreich may be deemed to have voting and investment power as managing director, and 63,334 shares beneficially owned by two limited partnerships, over which Mr. Kornreich may be deemed to have voting and investment power as a general partner. Mr. Kornreich disclaims beneficial ownership of all such shares.

(3) Includes 351 shares and 606 shares issuable upon exercise of warrants owned by Palmer Service Corporation, over which Mr. Shane may be deemed to have voting and investment power as president and sole stockholder of Palmer Service Corporation, 159 shares issuable upon conversion of $8,000 principal amount of the 6 3/4% convertible subordinated debentures due 2003 held by Palmer Service Corporation, and 418 shares issuable upon conversion of the 6 3/4% convertible subordinated debentures held by Mr. Shane.

(4) Includes 7,213,931 shares beneficially owned by various funds for which Resurgence Asset Management, L.L.C. acts as investment advisor and general partner, 3,976,367 shares beneficially owned by various funds for which Resurgence Asset Management International, L.L.C. acts as sole special shareholder and sole investment advisor, 4,095,269 shares beneficially owned by various funds for which Re/Enterprise Asset
     Management, L.L.C. acts as investment advisor and/or general partner, 92,215 shares beneficially owned by Kingstreet Ltd., 240,784 shares held by Resurgence Parallel Fund, L.L.C., 31,825 shares held by M.D. Sass Associates, Inc. Employees Profit Sharing Plan, 239,976 shares held by James B. Rubin, 154,014 shares held by Devonshire Capital Partners, L.L.C., 1,828 shares held by J.B. Rubin & Company Profit Sharing Plan, 6,993 shares held by Guadalupe G. Rubin IRA, 8,458 shares held by James B. Rubin, IRA, 34,494 shares beneficially owned by Resurgence Parallel Fund II, L.L.C., 2,528 shares held by Resurgence Asset Management Employee Retirement Plan, 127,041 shares beneficially owned by J.B. Rubin & Company Defined Contribution Plan and 14,053 shares beneficially owned by Mid Ocean Capital. Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C. and Re/Enterprise Asset Management, L.L.C., may be deemed to beneficially own the shares held by the funds for which each acts as investment manager and/or general partner and each disclaims beneficial ownership of such shares. James B. Rubin serves as chief investment officer and is responsible for the day-to-day investment activities of each of Resurgence Asset Management, L.L.C., Resurgence Asset Management International, L.L.C. and Re/Enterprise Asset Management, L.L.C. This information is based on Amendment No. 1 to Schedule 13G/A filed by the funds affiliated with Resurgence Asset Management with the Securities and Exchange Commission on February 14, 2001.

(5) Includes 13,974,485 shares that may be deemed beneficially owned by Bay Harbour Management, L.C. as a result of voting and dispositive power with respect to shares held for the account of private investment funds and managed accounts, 157,900 shares beneficially owned by Steven A. Van Dyke and 75,000 shares beneficially owned by John D. Stout. Tower Investment Group, Inc., as the majority stockholder of Bay Harbour Management, L.C., may be deemed to be the beneficial owner of the 13,974,485 shares held by Bay Harbour Management, L.C. Mr. Van Dyke, as a stockholder and President of Tower Investment Group, Inc., and Mr. Stout, as a stockholder of Tower Investment Group, Inc., may also be deemed to be the beneficial owner of the 13,974,485 shares deemed to be beneficially owned by Bay Harbour Management, L.C. Douglas P. Teitelbaum, a stockholder of Tower Investment Group, Inc., may be deemed to be the beneficial owner of the 13,974,485 shares deemed to be beneficially owned by Bay Harbour Management, L.C. This information is based on Amendment No. 1 to Schedule 13G/A filed by Bay Harbour Management, L.C., Tower Investment Group, Inc. and Messrs. Van Dyke, Stout and Teitelbaum with the Securities and Exchange Commission on March 27, 2001.

(6) Consists of shares held directly by Credit Suisse First Boston Corporation in proprietary trading and investment accounts. Credit Suisse First Boston Corporation is a wholly owned subsidiary of Credit Suisse First Boston
    (USA), Inc. Credit Suisse First Boston, Inc. owns all of the voting stock of Credit Suisse First Boston (USA), Inc., and Credit Suisse First Boston, a Swiss bank, owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. The ultimate parent company of Credit Suisse First Boston and Credit Suisse First Boston, Inc., and the direct owner of the remainder of the voting stock of Credit Suisse First Boston, Inc., is Credit Suisse Group, a corporation formed under the laws of Switzerland. Credit Suisse Group may be deemed ultimately to control Credit Suisse First Boston and its subsidiaries comprising the Credit Suisse First Boston business unit. Credit Suisse Group, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the Credit Suisse First Boston business unit), may beneficially own additional shares. Due to the separate management and independent operation of its business units, Credit Suisse Group disclaims beneficial ownership of any such additional shares beneficially owned by its direct and indirect subsidiaries, including the Credit Suisse First Boston business unit. The Credit Suisse First Boston business unit disclaims beneficial ownership of any additional shares beneficially owned by Credit Suisse Group and any of Credit Suisse Group's and Credit Suisse First Boston's other business units. This information is based on a Schedule 13G filed by Credit Suisse First Boston, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit, with the Securities and Exchange Commission on February 15, 2001.

(7) Includes 9,469,872 shares with respect to which Morgan Stanley Dean Witter & Co. shares voting power and 8,470,203 shares with respect to which Morgan Stanley Dean Witter & Co. shares dispositive power. Morgan Stanley Dean Witter Investment Management, Inc., a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., shares voting and dispositive power with respect to 8,450,195 shares. This information is based on a Schedule 13G/A filed by Morgan Stanley Dean Witter & Co. and Morgan Stanley Dean Witter Advisors, Inc. with the Securities and Exchange Commission on March 1, 2001.

(8) Consists of shares with respect to which Whippoorwill Associates, Inc. shares voting and dispositive power as a result of Whippoorwill's status as agent for its clients and Whippoorwill's discretionary authority with respect to its clients' investments. This information is based on Amendment No. 5 to Schedule 13D filed by Whippoorwill Associates, Inc. with the Securities and Exchange Commission on February 22, 2001.

(9) Assumes that none of these stockholders owns any of the five series of notes subject to the exchange offer and the prepackaged bankruptcy plan.

The address of each person or entity listed in the table is: c/o Arch Wireless, Inc., 1800 West Park Drive, Westborough, Massachusetts 01581, except for:

     - Resurgence Asset Management, L.L.C., 10 New King Street, 1st Floor, White Plains, New York 10604

     - Bay Harbour Management, L.C., 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida, 33602

     - Credit Suisse First Boston, Uetlibergstrasse 231, P.O. Box 900, CH-8070, Zurich, Switzerland

     - Morgan Stanley Dean Witter & Co., 1585 Broadway, New York, New York 10036

     - Whippoorwill Associates, Inc. 11 Martine Avenue, White Plains, New York 10606

SUBSIDIARIES

     All of the outstanding common stock of the old intermediate holding company is beneficially owned by the parent company. Arch expects that following the consummation of the exchange offer or the prepackaged bankruptcy plan, all of the outstanding common stock of the intermediate holding company will be beneficially owned by the parent company, that the parent company will hold at least 90% of the combined voting power of all classes of stock of the intermediate holding company and that holders of outstanding notes who exchange their notes will hold in the aggregate less than 10% of the combined voting power of all classes of stock of the intermediate holding company.

     All of the outstanding common stock of the operating company is beneficially owned by the old intermediate holding company. Arch expects that following the consummation of the exchange offer or the prepackaged bankruptcy plan all of the outstanding common stock of the operating company will be beneficially owned by the intermediate holding company.

                       DESCRIPTION OF NOTES BEING OFFERED

                 INTERMEDIATE HOLDING COMPANY 12% SENIOR NOTES

     The 12% senior notes will have the following rights and terms.

     The issuer will issue the 12% senior notes under an indenture between it
and [               ], as trustee. The terms of the 12% senior notes will
include those stated in the 12% senior notes indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture. The summary does not restate the indenture in its entirety. You should read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the 12% senior notes. To obtain copies of the indenture, see "Where You Can Find Additional Information." The precise definitions of some of the terms used in the following summary are set forth below under "Important Definitions." All financial and accounting terms used in any description of any restrictive covenant or any definition contained in the indenture or the 12% senior notes shall exclude the effect of troubled debt restructuring accounting. All references to the "issuer" in this description of the 12% senior notes refer to either Arch Transition Corp., the new intermediate holding company, if we consummate the exchange offer, or Arch Wireless Communications, Inc., the old intermediate holding company, if we confirm the prepackaged bankruptcy plan, and do not include the subsidiaries or parent company of either entity.

     The issuer is or will be an intermediate holding company with no material assets except the stock of its subsidiaries. Because the operations of the issuer are conducted entirely through its subsidiaries, the issuer's cash flow and consequent ability to service its debt, including the 12% senior notes, will depend upon the earnings of the subsidiaries and the distribution of those earnings to the issuer or upon loans or other payments of funds by the subsidiaries to the issuer. The issuer's subsidiaries and its parent company will have no obligation, contingent or otherwise, to pay any amounts due on the 12% senior notes or to make any funds available for that purpose, whether by dividends, loans or other payments.

     To the extent that Paging Network Canada Holdings, Inc. becomes a subsidiary of the issuer, the Canadian subsidiaries of Paging Network Canada Holdings, Inc. that remain party to a Canadian loan facility will be unrestricted subsidiaries. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the issuer's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, the issuer will be able to designate current or future subsidiaries as unrestricted subsidiaries. Unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The issuer will issue an aggregate amount of $204.6 million of 12% senior notes in connection with the exchange offer or the prepackaged bankruptcy plan, assuming 100% participation in the exchange offer or confirmation of the prepackaged bankruptcy plan, respectively. The issuer may issue additional notes having identical terms and conditions to the 12% senior notes issued in connection with the exchange offer or prepackaged bankruptcy plan, subject to compliance with the "Limitations on Debt" covenant described below, plus additional 12% senior notes issued to make the interest payments described in the next paragraph. Any such additional notes will be part of the same issue as the notes being issued in connection with the exchange offer or the bankruptcy prepackaged plan and will vote on all matters as one class, including, without limitation, on all waivers, consents and amendments. For the purposes of this description of the 12% senior notes, references to the 12% senior notes include any such additional notes.

     The 12% senior notes will mature on [September 30], 2007. Interest on the 12% senior notes will accrue at the rate of 12.0% per year payable semi-annually in arrears on each [June 30] and [December 31]. Interest will be payable in cash commencing [December 31], 2004. Through [June 30], 2004, the issuer will make payment through the issuance of additional 12% senior notes in an aggregate principal amount equal the amount of accrued interest through the interest payment date. The issuer will pay interest in cash or issue additional 12% senior notes to the persons in whose names the 12% senior notes are registered at the close of business on the immediately preceding [December 15] or [June 15]. Interest will initially accrue from the date of issuance. After interest has been paid at least once, interest will continue to accrue from the date it was most recently paid or duly provided for, whether in cash or in additional 12% senior notes. The issuer will compute interest on the basis of a 360-day year of twelve 30-day months. See "Material Federal Income Tax Considerations."

     The 12% senior notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal, interest and premium, if any, will be payable at the office or agency of the issuer maintained for that purpose and the 12% senior notes may be presented for transfer or exchange there also. The issuer's office or agency for this purpose will be the principal corporate trust office of the trustee unless the issuer designates otherwise. At the issuer's option, the issuer may pay interest by check mailed to registered holders of the 12% senior notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the 12% senior notes. No service charge will be made for any exchange or registration of transfer of 12% senior notes, but the issuer may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SENIORITY; RANKING

     The 12% senior notes are senior unsecured obligations of the issuer, ranking equally in right of payment with all unsubordinated unsecured debt of the issuer and senior to all subordinated debt of the issuer. See "Important Definitions". The 12% senior notes will be structurally subordinated to all liabilities of the issuer's subsidiaries, including trade payables, capitalized lease obligations and debt that may be incurred by the issuer's subsidiaries under their secured credit facility, variable rate secured senior notes or other current or future financing arrangements. Any right of the issuer to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors. If the issuer is itself recognized as a creditor of the subsidiary, the issuer's claims would still be subject to any security interests in the assets of the subsidiary and to any liabilities of the subsidiary senior to the issuer's claims, and may otherwise be challenged in a liquidation or reorganization proceeding. After giving effect to the exchange offer assuming participation by 100% of holders of the outstanding notes, or the prepackaged bankruptcy plan, as the case may be, the 12% senior notes will be structurally subordinated to approximately $1.29 billion of liabilities of the issuer's subsidiaries.

     In addition, the issuer's parent will not have any obligation to pay any amounts due on the 12% senior notes or to make any funds available for that purpose.

     The 12% senior notes are not secured by any collateral or any guaranty by any member of the Arch group of companies.

OPTIONAL REDEMPTION

     The issuer may elect to redeem all or any part of the 12% senior notes at any time, on between 30 and 60 days' prior notice. The redemption prices will equal the following percentages of principal amount, plus accrued and unpaid interest to the redemption date:

                                                              REDEMPTION
REDEMPTION DATE                                                 PRICE
---------------                                               ----------
[October 1], 2001 through [September 30], 2003..............    102.00%
[October 1], 2003 through [September 30], 2005..............    101.00%
[October 1], 2005 and thereafter............................    100.00%

SELECTION AND NOTICE

     If the issuer optionally redeems only part of the 12% senior notes at any time, the trustee will select 12% senior notes for redemption on a pro rata basis unless the 12% senior notes are listed on a national securities exchange. In that case, the trustee will follow the requirements of the principal national securities exchange on which the 12% senior notes are listed. However, 12% senior notes of $1,000 principal amount or less may be redeemed only as a whole and not in part. The issuer must mail notices of any optional redemption by first class mail between 30 and 60 days before the redemption date to each holder of 12% senior notes to be redeemed at its registered address. Notices of any optional redemption may not be made subject to conditions. If any note is to be redeemed in part only, the notice of optional redemption that relates to that note will state the portion of the principal amount to be redeemed. The issuer will cancel the original note and issue a new note in a principal amount equal to the unredeemed portion, registered in the name of the holder of the original note. 12% senior notes called for optional redemption become due on the date fixed for redemption. Beginning on the redemption date, interest will cease to accrue on 12% senior notes or portions of 12% senior notes called for redemption.

SINKING FUNDS

     The 12% senior notes do not have the benefit of any sinking fund obligations.

REPURCHASE OF 12% SENIOR NOTES AT THE OPTION OF HOLDERS

  Change of Control

     If a change of control occurs at any time, then each holder of 12% senior notes will have the right to require the issuer to purchase all or any portion of its 12% senior notes, in whole multiples of $1,000, for cash at a purchase price equal to 101% of the principal amount of its 12% senior notes, plus accrued and unpaid interest to the date of purchase, pursuant to the offer described below and the other procedures required by the indenture.

     Change of control means the occurrence of any of the following events:

     - any person or group, as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, becomes the beneficial owner, directly or indirectly, of more than a majority of the voting power of all classes of voting stock of the issuer or its parent company; the term beneficial owner is as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time;

     - the issuer or its parent consolidates with, or merges with or into, another person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the issuer or its parent, in any such event pursuant to a transaction in which the outstanding voting stock of the issuer or its parent is converted into or exchanged for cash, securities or other property, except any transaction where

        -- the outstanding voting stock of the issuer or its parent is not converted or exchanged at all, except to the extent necessary to reflect a change in the jurisdiction of incorporation, or is converted into or exchanged for

         - capital stock, other than disqualified stock, of the surviving or transferee person or

         - cash, securities or other property, other than capital stock described in the foregoing clause of the surviving or transferee person in an amount that could be paid as a restricted payment as described under the "Restricted Payments" covenant and immediately after such transaction, no person or group, as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, is the beneficial owner, as defined above, directly or indirectly, of more than a majority of the total outstanding voting stock of the surviving or transferee person;

     - during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of the issuer or its parent, together with any new directors whose election to the board of directors, or whose nomination for election by the stockholders of the issuer or its parent was approved by a vote of two thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was

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       previously so approved, cease for any reason to constitute a majority of the board of directors of the issuer or its parent then in office; or

     - the issuer or its parent is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "Restrictive Covenants -- Limitations on Mergers or Sales of Assets" below.

     Within 30 days following any change of control, the issuer will notify the trustee and give written notice of the change of control to each holder of 12% senior notes by first class mail, postage prepaid, at its registered address. The notice must state, among other things:

     - the change of control purchase price;

     - the change of control purchase date, which will be a business day between 30 days and 60 days from the date the notice is mailed or any later date that is necessary to comply with requirements under the Exchange Act;

     - that any note not tendered will continue to accrue interest;

     - that any 12% senior notes accepted for payment pursuant to the change of control offer will cease to accrue interest after the change of control purchase date, unless the issuer default in the payment of the change of control purchase price; and

     - other procedures that a holder of 12% senior notes must follow to accept a change of control offer or to withdraw an acceptance once it has been made.

     If a change of control offer is made, there can be no assurance that the issuer will have available, or be able to obtain, funds sufficient to pay the change of control purchase price for all of the 12% senior notes that might be tendered by holders of the 12% senior notes seeking to accept the change of control offer. The secured credit facility and the variable rate secured senior notes will limit any purchases of the 12% senior notes by the issuer unless the indebtedness under the secured credit facility and the variable rate secured senior notes is fully repaid. The issuer cannot be sure that, after a change of control, the issuer will be able to obtain the necessary consents from the lenders under the secured credit facility, from the holders of the variable rate secured senior notes or from any other debt holders to consummate a change of control offer. If the issuer fails to make or consummate the change of control offer or pay the change of control purchase price when due, an event of default would result under the indenture and the trustee and the holders of the 12% senior notes would then have the rights described under "Events of Default".

     In addition to our obligations under the indenture with respect to the 12% senior notes if a change of control occurs, the secured credit facility and the variable rate secured senior notes indenture contain provisions defining what constitutes a change of control and designating it as an event of default which will obligate the issuer to immediately repay amounts outstanding under the secured credit facility and the variable rate secured senior notes.

     One of the events which constitutes a change of control under the indenture is the disposition of "all or substantially all" of our assets or the assets of our parent company. The phrase "all or substantially all" has not been interpreted to represent a specific quantitative test under New York law, which governs the indenture. As a consequence, if holders of the 12% senior notes elect to require the issuer to purchase the 12% senior notes and the issuer chooses to contest such election, the issuer cannot be sure how a court interpreting New York law would interpret the phrase.

     The definition of change of control in the indenture is limited in scope. The provisions of the indenture will not afford you, as noteholders, the right to require the issuer to repurchase your 12% senior notes following a transaction which is not defined as a change of control, even if the transaction may adversely affect you as noteholders. Such transactions may include a highly leveraged transaction; various transactions with our management or our affiliates; a reorganization, restructuring, merger or similar transaction involving our company; or an acquisition of our company by management or its affiliates. A

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transaction involving our management or its affiliates, or a transaction involving a recapitalization of our company, would result in a change of control only if it is the type of transaction specified in the definition above. Any proposed highly leveraged transaction, whether or not constituting a change of control, would be required to comply with the other covenants in the indenture, including those described under "Limitations on Debt" and "Limitations on Liens".

     In connection with a change of control offer, the issuer must comply with the applicable tender offer rules under the Exchange Act, including Rule 14e-1, and any other applicable securities laws and regulations.

  Asset Sales

     The issuer is required to make an offer to all holders to purchase the 12% senior notes following the consummation of certain asset sales. See "Restrictive Covenants -- Limitations on Asset Sales" for a description of the circumstances under which such an offer to purchase must be made.

RESTRICTIVE COVENANTS

  Limitations on Restricted Payments

     The issuer will not, directly or indirectly, take any of the following actions and will not permit any restricted subsidiary to do so:

     - declare or pay any dividend on any shares of the capital stock of the issuer or any restricted subsidiary, or make any distribution to stockholders, other than:

        -- dividends or distributions payable solely in qualified equity interests of the issuer; and

        -- dividends or distributions by a restricted subsidiary payable to the issuer or another restricted subsidiary;

     - purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of capital stock of the issuer, any restricted subsidiary or any affiliate of the issuer, or any options, warrants or other rights to acquire shares of capital stock other than:

        -- disqualified stock; or

        -- capital stock owned by the issuer or any of its restricted subsidiaries;

     - make any principal payment on any subordinated debt, including disqualified stock;

     - make any loan, advance, capital contribution to or other investment in any affiliate of the issuer or guarantee any of any affiliate's obligations, except for a permitted investment; and

     - make any other investment in any person, other than a permitted investment;

unless at the time of, and immediately after giving effect to, the proposed action:

     - no default or event of default has occurred and is continuing;

     - the issuer could incur at least $1.00 of additional debt, other than permitted debt, in accordance with the provisions described under the "Limitations on Debt" covenant; and

     - the aggregate amount of all restricted payments of the types listed above, declared or made after the issue date of the 12% senior notes, does not exceed the sum of:

        -- the excess of 100% of the aggregate consolidated cash flow of the issuer

           - measured on a cumulative basis during the period beginning on the date the new senior notes are issued and ending on the last day of the issuer's most recent fiscal quarter for which internal financial statements are available ending before the date of the proposed restricted payment, and

           - excluding from consolidated cash flow for all purposes other than determining whether the issuer may make, or may permit a restricted subsidiary to, make investments in any person, the net income, but not the net loss, of any restricted subsidiary to the extent that the declaration or payment of dividends or similar distributions by such restricted
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             subsidiary is restricted, directly or indirectly, except to the extent that such net income could be paid to the issuer or one of its restricted subsidiaries by loans, advances, intercompany transfers, principal repayments or otherwise,

        -- over the product of 2.0 times consolidated interest expense accrued on a cumulative basis during the same period; plus

        -- the aggregate net proceeds received by the issuer from the issuance or sale of qualified equity interests of the issuer,

           - other than issuances or sales to a restricted subsidiary, and

           - including the fair market value of property other than cash as determined by the issuer's board of directors, whose good faith determination will be conclusive; plus

     -- the aggregate net proceeds received by the issuer from the issuance or sale of debt securities or disqualified stock that have been converted into or exchanged for qualified stock of the issuer,

           - other than issuances or sales to a restricted subsidiary, and

           - including the fair market value of property other than cash as determined by the issuer's board of directors, whose good faith determination will be conclusive,

           - together with the aggregate net cash proceeds received by the issuer at the time of such conversion or exchange; plus

     -- without duplication, the lesser of

           - the net cash proceeds received by the issuer or a wholly owned restricted subsidiary upon the sale of any unrestricted subsidiary, or

           - the amount of the issuer's or such restricted subsidiary's investment in the unrestricted subsidiary that is sold.

The sum of all these amounts is referred to as the permitted amount of restricted payments.

     However, the issuer and its restricted subsidiaries may take any one or more of the following actions, whether singly or in combination:

          1. the payment of any dividend within 60 days after it is declared if on the day it is declared the payment would not have been prohibited by the provisions described above;

          2. the repurchase, redemption, defeasance or other acquisition or retirement for value of any shares of capital stock of the issuer, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale of qualified equity interests of the issuer, except for a sale to a restricted subsidiary;

          3. the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated debt in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale of shares of qualified stock of the issuer, except for a sale to a restricted subsidiary;

          4. the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated debt, plus the amount of any premium required to be paid in connection with the refinancing under the terms of the debt being refinanced or the amount of any premium reasonably determined by the issuer as necessary to accomplish the refinancing through a tender offer or privately negotiated repurchase, in exchange for, or out of the net cash proceeds of, a substantially concurrent incurrence or sale of subordinated debt of the issuer, except for a sale to a restricted subsidiary, so long as

        - the new subordinated debt is subordinated to the 12% senior notes to the same extent as the subordinated debt that is purchased, redeemed, acquired or retired;

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

        - the new subordinated debt has an average life longer than the average life of the 12% senior notes and a final stated maturity of principal later than the final stated maturity of the 12% senior notes; and

          5. payments, whether made in cash, property or securities, by the issuer or any subsidiary to any employee of the issuer or any subsidiary in connection with the issuance or redemption of stock of any such company pursuant to any employee stock option plan or board resolution to the extent that such payments do not exceed $500,000 in the aggregate during any fiscal year or $2.0 million in the aggregate during the term of the 12% senior notes;

          6. the repurchase of any subordinated debt at a purchase price that does not exceed 101% of its principal amount following a change of control in accordance with provisions similar to the "Repurchase at the Option of Holders--Change of Control" covenant, if before the repurchase the issuer has made a change of control offer as provided in that covenant with respect to the 12% senior notes and has repurchased all 12% senior notes validly tendered for payment in connection with the change of control offer;

          7. investments in persons made with, or out of the net cash proceeds of a substantially concurrent issuance and sale of, shares of qualified stock of the issuer, except for a sale to a restricted subsidiary;

          8. payments to the parent to enable the parent to pay when due principal and accrued interest on the 9 1/2% Senior Notes due 2004, 14% Senior Notes due 2004, 12 3/4% Senior Notes due 2007 and 13 3/4% Senior Notes due 2008, 10 7/8% Senior Discount Notes due 2008 and 6 3/4% Convertible Subordinated Debentures due December 1, 2003, to the extent outstanding, if such amounts are promptly used to pay such principal and interest;

          9. the payment by Paging Network, Inc., also known as PageNet, to Madison Venture Corporation, also known as Madison, of an amount in satisfaction of PageNet's obligations resulting from Madison's put to PageNet of its interests in the PageNet Canadian subsidiaries pursuant to the Unanimous Shareholders' Agreement between PageNet and Madison; any additional guaranty of the obligations of the PageNet Canadian subsidiaries under their credit facilities and any security pledged to secure such guaranty, all in a aggregate amount not to exceed Cdn. $8.0 million.

          10. payments of management fees to the parent of the issuer in any fiscal quarter, in an aggregate amount not exceeding 1.5% of the net revenue of the issuer and its restricted subsidiaries for the immediately preceding four fiscal quarters ending with the latest fiscal quarters for which Arch Wireless, Inc. has filed a quarterly report with the Securities and Exchange Commission on Form 10-Q or an annual report on Form 10-K, for services rendered to the issuer or its restricted subsidiaries;

          11. payments made to the parent company to enable the parent company to pay taxes as a consolidated taxpayer; and

          12. any other payment or payments of up to $25.0 million in the aggregate which would otherwise constitute a restricted payment.

     The restricted payments described in clauses 2, 3, 5, 6, 7, 8, 9 and 12 above will reduce the permitted amount of restricted payments that would otherwise be available under the provisions summarized in the first paragraph of this section. The restricted payments described in clauses 1, 4, 10 and 11 above will not reduce the amount that would otherwise be available for restricted payments. The restricted payments described in clauses 5 through 9 and clause 12 may only be made if no default or event of default has occurred and is continuing.

     For the purpose of making any calculations under the indenture,

     - an investment will include the fair market value of the net assets of any restricted subsidiary at the time that the restricted subsidiary is designated an unrestricted subsidiary and will, for the purpose

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       of this covenant, exclude the fair market value of the net assets of any unrestricted subsidiary that is designated as a restricted subsidiary;

     - any property transferred to or from an unrestricted subsidiary will be valued at fair market value at the time of such transfer; provided that, in each case, the fair market value of an asset or property is as determined by the board of directors of the issuer in good faith; and

     - subject to the two previous clauses, the amount of any restricted payment not made in cash will be determined by the board of directors of the issuer, whose good faith determination will be conclusive.

     If the aggregate amount of all restricted payments calculated under these provisions includes an investment in an unrestricted subsidiary or other person that later becomes a restricted subsidiary, the investment will no longer be counted as a restricted payment for purposes of calculating the aggregate amount of restricted payments.

     If an investment resulted in the making of a restricted payment, the aggregate amount of all restricted payments calculated under these provisions will be reduced by the amount of any net reduction in that investment that results from the payment of interest or dividends, loan repayment, transfer of assets or otherwise, to the extent the net reduction is not included in the issuer's consolidated adjusted net income; provided that the aggregate amount of all restricted payments may not be reduced by more than the lesser of (1) the cash proceeds received by the issuer and its restricted subsidiaries in connection with the net reduction and (2) the initial amount of the investment.

     In computing the issuer's consolidated cash flow under this section,

     - the issuer may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the issuer for the remaining portion of the relevant period; and

     - the issuer will be permitted to rely in good faith on the financial statements and other financial data derived from its books and records that are available on the date of determination. If the issuer makes a restricted payment which, when made, would be permitted under the requirements of the indenture, in the good faith determination of the board of directors of the issuer that restricted payment will be deemed to have been made in compliance with the indenture even though later adjustments may be made in good faith to the issuer's financial statements affecting its consolidated adjusted net income for any period.

  Limitations on Debt

     The issuer will incur debt, and will permit any restricted subsidiary to do so, only if, at the time of the incurrence and after giving effect to the incurrence, the issuer's consolidated cash flow ratio would be less than 5.5 to 1.0.

     In making this calculation, there shall be excluded from debt for purposes of calculating the consolidated cash flow ratio all debt of the issuer and its restricted subsidiaries incurred pursuant to clause 1 of the definition of permitted debt which appears below, and pro forma effect will be given to

     - the incurrence of the debt to be incurred and the application of the net proceeds from the debt to refinance other debt; and

     - the acquisition by purchase, merger or otherwise or the disposition by sale, merger or otherwise of any company, entity or business acquired or disposed of by the issuer or its restricted subsidiaries since the first day of the most recent full fiscal quarter, as if such acquisition or disposition occurred at the beginning of the most recent full fiscal quarter.

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     Despite the limitation just described, the issuer may incur the following additional debt, known as permitted debt, and may permit its restricted subsidiaries to do so:

          1. debt under the secured credit facility and the variable rate secured senior notes in an aggregate amount not to exceed $100.0 million at any one time outstanding, less any amounts by which the commitments under those facilities are permanently reduced pursuant to the provisions of those facilities as described under "Limitations on Asset Sales";

          2. other debt of the issuer or any restricted subsidiary outstanding on the date of the indenture including, without limitation, the variable rate secured senior notes;

          3. debt owed by the issuer to any wholly owned restricted subsidiary or owed by any wholly owned restricted subsidiary to the issuer or any other wholly owned restricted subsidiary, if such debt is held by the issuer or a wholly owned restricted subsidiary and any debt owed by the issuer is subordinated debt;

          4. debt represented by the 12% senior notes;

          5. debt incurred or incurable in respect of letters of credit, bankers' acceptances or similar facilities not to exceed $15.0 million at any one time outstanding;

          6. capital lease obligations whose attributable value does not exceed $10.0 million at any one time outstanding;

          7. debt of the issuer or any restricted subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including shares of capital stock;

          8. debt of the issuer or any restricted subsidiary, including trade letters of credit, in respect of purchase money obligations not to exceed $15.0 million at any time outstanding;

          9. debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, if such debt is extinguished within two business days of its incurrence; and

          10. any renewals, extensions, substitutions, replacements or other refinancings of the secured credit facility or the variable rate secured senior notes and any renewals, extensions, substitutions or replacements of any other outstanding debt, other than debt incurred pursuant to clauses 7 or 9 of this definition, including any successive refinancings, so long as, in the case of debt other than debt incurred pursuant to the secured credit facility or the variable rate secured senior notes

     - the principal amount of any such new debt does not exceed the principal amount being refinanced; or

     - if the debt being refinanced provides for less than its principal amount to be due and payable upon a declaration of acceleration, the principal does not exceed

        -- such lesser amount so refinanced, plus

        -- the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the debt refinanced or the amount of any premium reasonably determined by the issuer as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus

        -- the amount of reasonable expenses incurred by the issuer in connection with such refinancing;

     - in the case of any refinancing of subordinated debt, such new debt is made subordinate to the 12% senior notes at least to the same extent as the debt being refinanced;

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     - in the case of any refinancing of the 12% senior notes or any debt that ranks equal in right of payment with the 12% senior notes, such new debt is made equal in right of payment or subordinated to the 12% senior notes; and

     - such refinancing debt:

        -- does not have an average life less than the average life of the debt being refinanced;

        -- does not have a final scheduled maturity earlier than the final scheduled maturity of the debt being refinanced; and

        -- does not permit redemption at the option of the holder earlier than the earliest permissible date of redemption at the option of the holder of the debt being refinanced.

  Limitations on Liens

     The issuer will not incur any debt, and will not permit any restricted subsidiary to incur any debt, which is secured, directly or indirectly, with a lien on the property, assets or any income or profits from such property or assets of the issuer or any restricted subsidiary

     - except for permitted liens; or

     - unless at the same time, or earlier, the 12% senior notes, including all payments of principal, premium and interest are secured equally and ratably with or prior to the obligation or liability secured by the lien for so long as the obligation or liability is secured in that manner.

  Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The issuer will not, and will not permit any restricted subsidiary to, create, assume or otherwise cause or suffer to exist or to become effective any consensual encumbrance or restriction on the ability of any restricted subsidiary to:

     - pay any dividends or make any other distributions on its capital stock;

     - make payments in respect of any debt owed to the issuer or any restricted subsidiary;

     - make loans or advances to the issuer or any restricted subsidiary; or

     - transfer any of its property or assets to the issuer or any restricted subsidiary,

other than:

     - those under the secured credit facility and the variable rate secured senior notes existing as of the date of issuance of the 12% senior notes;

     - those under other debt of the issuer, its parent company or any restricted subsidiary existing as of the date of issuance of the 12% senior notes;

     - those that may be contained in future agreements if they are no more restrictive than those referred to in the immediately preceding two clauses;

     - those required by the 12% senior notes;

     - customary non-assignment or sublease provisions of any lease governing a leasehold interest of the issuer or any restricted subsidiary;

     - consensual encumbrances or restrictions binding upon any person at the time that person becomes a subsidiary of the issuer, if the encumbrances or restrictions were not incurred in anticipation of that person becoming a subsidiary of the issuer;

     - encumbrances and restrictions imposed by applicable law; or

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     - any restrictions with respect to a restricted subsidiary imposed by an agreement which has been entered into for the sale or disposition of all or substantially all of the capital stock or assets of that subsidiary pending the closing of the sale or disposition.

Nothing contained in this covenant shall prevent the issuer from entering into any agreement permitted by the "Liens" covenant, if the encumbrance or restriction in any such agreement is limited to the transfer of the property or assets which is subject to the agreement.

  Limitations on Asset Sales

     The issuer will not engage in any asset sale and will not permit any restricted subsidiary to do so, unless:

     - the consideration received by the issuer or the restricted subsidiary from the asset sale equals or exceeds the fair market value of the assets sold, as determined by the board of directors of the issuer, whose good faith determination will be conclusive;

     - at least 85% of the consideration received by the issuer or the relevant restricted subsidiary from the asset sale consists of

        -- cash or cash equivalents; and/or

        -- the assumption by the recipient of debt of the issuer that ranks equal in right of payment with the 12% senior notes, or any debt of a restricted subsidiary, and the release of the issuer or the restricted subsidiary from all liability on the debt that is assumed.

The limitations above will not apply to any sale or disposition of the interest of Paging Network Canada Holdings, Inc. in its Canadian subsidiaries, through a merger, by way of a contribution to a joint venture or otherwise in the event that Paging Network Canada Holdings, Inc. becomes a restricted subsidiary of the issuer.

     If the issuer or any restricted subsidiary engages in an asset sale, the issuer may use the net cash proceeds of the asset sale, within 12 months after the asset sale, to:

     - make a permanent reduction of amounts outstanding under the secured credit facility and the variable rate secured senior notes or repay or prepay any then outstanding debt of the issuer that ranks equal in right of payment with the 12% senior notes, or any debt of a restricted subsidiary; or

     - invest, or enter into a legally binding agreement to invest, within 90 days, in

        -- properties and assets to replace the properties and assets that were the subject of the asset sale, or

        -- properties and assets that will be used in the telecommunications businesses of the issuer or its restricted subsidiaries.

If a legally binding agreement to invest net cash proceeds is terminated, then the issuer may, within 90 days of such termination or within 12 months of such asset sale, whichever is later, actually invest the net cash proceeds as provided in the first or second clause above. Before applying the net cash proceeds of an asset sale pursuant to the first or second clause above, the issuer may use the net cash proceeds to temporarily reduce borrowings under the secured credit facility. We refer to the amount of any net cash proceeds not used in the way described in this paragraph as excess proceeds.

     When the aggregate amount of excess proceeds exceeds $10.0 million, the issuer will make an offer to purchase the maximum principal amount of 12% senior notes that may be purchased with the excess proceeds. The issuer will extend the offer to all noteholders, on a pro rata basis, in accordance with the procedures set forth in the indenture. The offer price for each note will be payable in cash. The price will equal 100% of the principal amount of the note, plus accrued and unpaid interest to the date the offer to purchase is closed. To the extent that the aggregate principal amount of 12% senior notes tendered in response to our offer to purchase is less than the excess proceeds, the issuer may use the remaining excess
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proceeds for other general corporate purposes not prohibited by the indenture.
If the aggregate principal amount of 12% senior notes validly tendered and not withdrawn by their holders exceeds the excess proceeds, 12% senior notes to be purchased will be selected on a pro rata basis. Upon completion of our offer to purchase, the amount of excess proceeds will be reset to zero.

  Limitations on Mergers or Sales of Assets

     The issuer will not:

     - consolidate with or merge with or into any other person; or

     - convey, transfer or lease its properties and assets as an entirety to any person or persons; or

     - permit any restricted subsidiary to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in the conveyance, transfer or lease of all or substantially all of the properties and assets of the issuer and its restricted subsidiaries on a consolidated basis to any person;

unless:

     - either:

        - the issuer is the surviving corporation; or

        - the person formed by such consolidation or into which the issuer or a restricted subsidiary is merged or the person which acquires, by conveyance, transfer or lease, the properties and assets of the issuer or such restricted subsidiary substantially as an entirety:

           - is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state or the District of Columbia; and

           - expressly assumes, by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the issuer's obligation for the due and punctual payment of the principal, premium, if any, and interest on all the 12% senior notes and the performance and observance of every covenant of the indenture to be performed or observed on the part of the issuer;

     - immediately after giving effect to such transaction or series of transactions and treating any obligation of the issuer or a subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default has occurred and is continuing;

     - immediately after giving effect to such transaction or series of transactions on a pro forma basis, the issuer, or the surviving entity if the issuer is not the continuing obligor under the indenture, could incur at least $1.00 of additional debt, other than permitted debt, under the provisions of the "Limitations on Debt" covenant

        - on the assumption that the transaction or series of transactions occurred on the first day of the last full fiscal quarter immediately prior to the actual consummation of such transaction or series of transactions,

        - with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation; and

     - if any of the property or assets of the issuer or any of its restricted subsidiaries would become subject to any lien, the provisions of the "Liens" covenant are complied with.

     In connection with any such consolidation, merger, conveyance, transfer or lease, the issuer or the surviving entity shall deliver to the trustee, in form and substance reasonably satisfactory to the trustee, an

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officer's certificate, attaching the computations to demonstrate compliance with the third clause above, and an opinion of counsel, each stating that:

     - the consolidation, merger, conveyance, transfer or lease complies with the requirements of the covenant described under "Limitations on Mergers or Sales of Assets";

     - any supplemental indenture required in connection with such transaction complies with that covenant; and

     - all conditions precedent relating to such transaction provided for in that covenant have been complied with.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the issuer, shall be substituted for the issuer, and may exercise every right and power of the issuer under the indenture with the same effect as if the surviving entity had been named as the issuer in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the issuer pursuant to the indenture and the 12% senior notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Limitations on Transactions with Affiliates and Related Persons

     The issuer will not, and will not permit any restricted subsidiary to, directly or indirectly, enter into any transaction or series of transactions with any affiliate of the issuer or any related person other than the issuer or a wholly owned restricted subsidiary, unless:

     - the transaction or series of transactions is on terms no less favorable to the issuer or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate or a related person; and

     - if the transaction or series of transactions involves aggregate consideration in excess of $2.0 million, then such transaction or series of transactions is approved by a resolution adopted by a majority of the issuer's board of directors, including the approval of a majority of the disinterested directors. Any such transaction or series of transactions approved in that manner shall be conclusively deemed to be on terms no less favorable to the issuer or such restricted subsidiary than those that could be obtained in an arm's-length transaction.

     This restriction will not apply, however, to:

     - transactions between the issuer or any of its restricted subsidiaries and any employee of the issuer or any of its restricted subsidiaries that are entered into in the ordinary course of business;

     - the payment of reasonable and customary regular fees and expenses to directors of the issuer;

     - the making of indemnification, contribution or similar payments to any director or officer of the issuer or any restricted subsidiary under charter or by-law provisions, whether now in effect or subsequently amended, or any indemnification or similar agreement with any director or officer; or

     - the entering into of any such indemnification agreements with any current or future directors or officers of the issuer or any restricted subsidiary.

  Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The issuer:

     - will not permit any restricted subsidiary to issue any capital stock, except to the issuer or a restricted subsidiary; and

     - will not permit any person other than the issuer or a restricted subsidiary to own any capital stock of any restricted subsidiary;

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     except that:

     - the issuer or any restricted subsidiary may issue and sell all, but not less than all, of the issued and outstanding capital stock of any restricted subsidiary owned by it in compliance with the other provisions of the indenture; or

     - the issuer may acquire less than all of the equity ownership or voting stock of a person that will be a subsidiary upon the consummation of the acquisition.

  Limitations on Subsidiary Guarantees

     The issuer will not:

     - permit any of its restricted subsidiaries, directly or indirectly, to guarantee or secure through the granting of liens the payment of any debt of the issuer, other than debt under or with respect to the secured credit facility, the variable rate secured senior notes and associated permitted liens; or

     - pledge any intercompany notes representing obligations of any of its restricted subsidiaries to secure the payment of any debt of the issuer, other than debt under or with respect to the secured credit facility, the variable rate secured senior notes and associated permitted liens, unless such subsidiary

        - executes a supplemental indenture evidencing its guarantee of the 12% senior notes; or

        - in the case of a grant of a security interest or the pledge of an intercompany note, the holders of the 12% senior notes receive a security interest in the intercompany note or in the asset to which such security interest relates.

  Unrestricted Subsidiaries

     The issuer's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary so long as:

     - neither the issuer nor any restricted subsidiary is directly or indirectly liable for any debt of such subsidiary;

     - no default with respect to any debt of such subsidiary would permit, upon notice, lapse of time or otherwise, any holder of any other debt of the issuer or any restricted subsidiary to declare a default on such other debt or cause the payment of such other debt to be accelerated or payable prior to its stated maturity;

     - any investment in such subsidiary made as a result of designating such subsidiary an unrestricted subsidiary will not violate the provisions of the "Restricted Payments" covenant;

     - every contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, between such subsidiary and the issuer or any restricted subsidiary is on terms that might be obtained at the time from persons who are not affiliates of the issuer; and

     - neither the issuer nor any restricted subsidiary has any obligation to subscribe for additional shares of capital stock or other equity interest in such subsidiary, or to maintain or preserve such subsidiary's financial condition or to cause such subsidiary to achieve certain levels of operating results.

However, the issuer may not designate as an unrestricted subsidiary any subsidiary which is a significant subsidiary on the date of the indenture, and may not sell, transfer or otherwise dispose of any properties or assets of any significant subsidiary to an unrestricted subsidiary, except in the ordinary course of business.

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     The issuer's board of directors may designate any unrestricted subsidiary as a restricted subsidiary. However, such designation will be deemed to be an incurrence of debt by a restricted subsidiary of any outstanding debt of such unrestricted subsidiary and such designation will only be permitted if

     - such debt is permitted under the "Limitations on Debt" covenant, and

     - no default or event of default would be in existence following such designation.

EVENTS OF DEFAULT AND REMEDIES

     The following are events of default under the indenture:

     1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 30 days;

     2. default in the payment of the principal of or premium, if any, on any note at its maturity;

     3. failure to perform or comply with the indenture provisions described under "Repurchase of 12% Senior Notes at the Option of Holders -- Change of Control" or "Restrictive Covenants -- Limitations on Mergers or Sales of Assets";

     4. default in the performance, or breach, of any covenant or agreement contained in the indenture, other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in "Events of Default", if the default or breach continues for 60 days after written notice is given to the issuer by the trustee or to the issuer and the trustee by the holders of at least 25% in aggregate principal amount of the 12% senior notes then outstanding;

     5. either:

     - an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of debt of the issuer or a restricted subsidiary, if

        -- the other issue has an aggregate outstanding principal amount of at least $10.0 million; and

        -- the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise; or

     - a default has occurred in any payment when due at final maturity of any such debt;

     6. any person entitled to take the actions described in this clause, after the occurrence of any event of default under any agreement or instrument evidencing any debt in excess of $10.0 million in the aggregate of the issuer or any restricted subsidiary,

     - notifies the trustee of the intended sale or disposition of any assets of the issuer or any restricted subsidiary that have been pledged to or for the benefit of the person to secure the debt, or

     - commences proceedings, or takes action to retain in satisfaction of any debt, or to collect on, seize, dispose of or apply, any assets of the issuer or any restricted subsidiary, pursuant to the terms of any agreement or instrument evidencing any such debt of the issuer or any restricted subsidiary or in accordance with applicable law;

     7. one or more final judgments or orders

     - are rendered against the issuer or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $10.0 million;

     - are not discharged; and

     - 60 days elapse without a stay of enforcement being in effect for such judgment or order, by reason of a pending appeal or otherwise;

     8. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the issuer or any significant subsidiary.
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     If an event of default specified in clauses 1 through 7 above occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 12% senior notes then outstanding may declare all amounts payable on all of the outstanding 12% senior notes to be due and payable immediately. This includes principal, accrued and unpaid interest and premium, if any, as of such date of declaration. The trustee must give a notice in writing to the issuer and the holders must give notice to the issuer and the trustee. Upon any such declaration of acceleration all amounts payable in respect of the 12% senior notes will become immediately due and payable. If an event of default specified in clause 8 above occurs, then all of the outstanding 12% senior notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of 12% senior notes.

     After a declaration of acceleration under the indenture, the holders of a majority in aggregate principal amount of the 12% senior notes then outstanding, by written notice to the issuer and the trustee, may rescind such declaration and its consequences if:

     - a judgment or decree for payment of the money due has not been obtained by the trustee,

     - the issuer has paid or deposited with the trustee a sum sufficient to pay:

        -- all overdue interest on all 12% senior notes,

        -- any unpaid principal and premium, if any, which has become due on any outstanding 12% senior notes independently from such declaration of acceleration and interest on such amount at the rate borne by the 12% senior notes,

        -- interest upon overdue interest and premium, if any, and overdue principal at the rate borne by the 12% senior notes to the extent that payment of such interest is lawful, and

        -- all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

     - all events of default, other than the non-payment of amounts of principal, premium, or interest which became due solely because of such declaration of acceleration, have been cured or waived.

     Rescinding a declaration of acceleration will not affect or impair the rights of the holders if another default occurs later.

     The holders of a majority in aggregate principal amount of the 12% senior notes then outstanding may waive any past defaults under the indenture, on behalf of the holders of all the 12% senior notes, except that they cannot waive a default

     - in the payment of the principal, premium, or interest on any note, or

     - in respect of a covenant or provision which under the indenture requires unanimous consent for modification or waiver.

     If the trustee knows that a default or an event of default is continuing, the trustee must mail a notice to each holder of the 12% senior notes within 30 days after it first occurs, or if the trustee only learns of it later, promptly upon learning of it. If the default or event of default does not involve non-payment, the trustee may withhold the notice to the holders of the 12% senior notes if its board of directors, executive committee or a committee of its trust officers determines in good faith that withholding the notice is in the interest of the holders.

     A noteholder may institute any proceeding with respect to the indenture or for any remedy under the indenture only if the holder has previously given the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the 12% senior notes then outstanding

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have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee

     - has not received contrary directions from the holders of a majority in aggregate principal amount of the 12% senior notes then outstanding, and

     - has failed to institute such proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due.

     The issuer must furnish to the trustee annual statements as to its performance of its obligations under the indenture and as to any default in such performance. The issuer must also notify the trustee within five days of becoming aware of any default or event of default.

AMENDMENT, SUPPLEMENT AND WAIVER

     Modifications and amendments of the indenture may be made by the issuer and the trustee with the consent of the holders of a majority in aggregate principal amount of the 12% senior notes then outstanding, except that the consent of the holder of every outstanding note affected by the modification or change is required if the modification or amendment may:

     - change the stated maturity of the principal of any note, or any installment of interest on, any note, or reduce the principal amount of any note or the rate of interest on any note or any premium payable upon the redemption of any note, or change the place of payment, or the coin or currency of payment for amounts due under any note, or impair the right to institute suit for the enforcement of any payment after the stated maturity of such payment or, in the case of redemption, on or after the redemption date;

     - reduce the percentage in aggregate principal amount of the 12% senior notes then outstanding whose holders must consent to any such amendment or any waiver of compliance with specified provisions of the indenture or specified defaults and their consequences provided for under the indenture; or

     - modify any provisions relating to "Amendment, Supplement and Waiver" or the fourth full paragraph under "Events of Default" above, except to increase the percentage of outstanding 12% senior notes required to consent to such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of every outstanding note affected by the modification or waiver.

     The holders of a majority in aggregate principal amount of the 12% senior notes then outstanding may waive compliance with certain restrictive covenants and provisions of the indenture except as set forth above.

IMPORTANT DEFINITIONS

     There are certain defined terms used in the 12% senior notes indenture. You should read the indenture for a full definition of all these terms, as well as other terms used in this prospectus for which no definition is provided in this prospectus:

     Acquired debt means debt of a person:

     - existing at the time the person is merged with or into the issuer or becomes a subsidiary;

     - assumed in connection with the acquisition of assets from the person; or

     - secured by a lien encumbering assets acquired from the person.

     Affiliate means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. For the purposes of

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this definition, control means the power to direct the management and policies of a person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

     Asset sale means any kind of transfer to any person, whether through sale, issuance, conveyance, transfer, lease or other disposition, including disposition by way of merger, consolidation or sale and leaseback transaction, directly or indirectly, in one transaction or a series of related transactions, of:

     - any capital stock of any restricted subsidiary;

     - all or substantially all of the properties and assets of the issuer and its restricted subsidiaries representing a division or line of business; or

     - any other properties or assets of the issuer or any restricted subsidiary, other than in the ordinary course of business.

     The term asset sale shall not include any transfer of properties or assets

     - that is governed by the provisions of the indenture described under "Limitations on Mergers or Sales of Assets",

     - between or among the issuer and its restricted subsidiaries,

     - constituting an investment in a telecommunications business, if permitted under the "Limitations on Restricted Payments" covenant,

     - representing obsolete or permanently retired equipment and facilities or

     - the gross proceeds of which, exclusive of indemnities, do not exceed $2.0 million for any particular item or $5.0 million in the aggregate for any fiscal year of the issuer.

     Attributable value means, with respect to any lease, the present value of the obligations of the lessee of the property subject to the lease for rental payments during the shorter of

     - the remaining term of the lease, including any period for which the lease has been extended or may be extended at the option of the lessor, or

     - the period during which the lessee is not entitled to terminate the lease without penalty or upon payment of penalty if on the date of determination it is the lessee's intention to terminate the lease when it becomes entitled to do so. If the first event to occur is the lessee's becoming eligible to terminate the lease upon payment of a penalty, the rental payments shall include the penalty. In calculating the present value of the rental payments, all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges shall be excluded. The present value should be discounted at the interest rate implicit in the lease, or, if not known, at the issuer's incremental borrowing rate.

     Average life means, with respect to amounts payable under any debt or disqualified stock,

     - the sum of the products of

        -- the number of years from the date of determination to the date or dates of each principal payment, times

        -- the amount of each such successive scheduled principal payment, divided by

     - the sum of all such principal payments.

     Capital lease obligation means, with respect to any person, an obligation incurred in the ordinary course of business under or in connection with any capital lease of real or personal property which has been recorded as a capitalized lease in accordance with GAAP.

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     Capital stock of any person means:

     - any and all shares, interests, partnership interests, participation, rights in or other equivalents, however designated, of such person's equity interest, however designated; and

     - any rights, other than debt securities convertible into capital stock, warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or issued after the date of the indenture.

     Consolidated adjusted net income means, for any period, the net income or net loss of the issuer and its restricted subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

     - any net after-tax extraordinary gains or losses, less all related fees and expenses;

     - any net after-tax gains or losses, less all related fees and expenses, attributable to asset sales;

     - the portion of net income or loss of any unrestricted subsidiary or other person except for the issuer or a restricted subsidiary, in which the issuer or any restricted subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the issuer or any restricted subsidiary in cash dividends or distributions by such person during such period; and

     - the net income or loss of any person combined with the issuer or any restricted subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination.

The calculation of Consolidated adjusted net income shall exclude the effect of troubled debt restructuring accounting.

     Consolidated cash flow means consolidated adjusted net income increased, without duplication, by

     - consolidated interest expense, plus

     - consolidated income tax expense, plus

     - consolidated non-cash charges.

     Consolidated cash flow ratio means the ratio of:

     - the aggregate principal amount of debt of the issuer and its restricted subsidiaries on a consolidated basis outstanding as of the date of calculation; to

     - consolidated cash flow for the most recently ended full four fiscal quarters.

     Consolidated income tax expense means the provision for federal, state, local and foreign income taxes of the issuer and its restricted subsidiaries as determined on a consolidated basis in accordance with GAAP.

     Consolidated interest expense means, without duplication, the sum of:

     - the amount which would be set forth opposite the caption "interest expense", or any like caption, on a consolidated statement of operations of the issuer and its restricted subsidiaries, in conformity with GAAP including,

        -- amortization of debt discount,

        -- the net cost of interest rate contracts including amortization of discounts,

        -- the interest portion of any deferred payment obligation,

        -- amortization of debt issuance costs,

        -- the interest component of capital lease obligations of the issuer and its restricted subsidiaries, and

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        -- the portion of any rental obligation of the issuer and its restricted subsidiaries in respect of any sale and leaseback transaction allocable during such period to interest expense, determined as if it were treated as a capital lease obligation; plus

     - all interest on any debt of any other person guaranteed and paid by the issuer or any of its restricted subsidiaries.

     Consolidated interest expense will not, however, include any gain or loss from extinguishment of debt, including write-off of debt issuance costs, and shall exclude the effect of troubled debt restructuring accounting.

     Consolidated non-cash charges means, the aggregate depreciation, amortization and other non-cash expenses of the issuer and its restricted subsidiaries reducing consolidated adjusted net income, determined on a consolidated basis in accordance with GAAP, excluding any non-cash charge that requires an accrual of or reserve for cash charges for any future period.

     The debt of a person means, without duplication:

     - every obligation of that person for money borrowed;

     - every obligation of that person evidenced by bonds, debentures, notes or other similar instruments;

     - every reimbursement obligation of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     - every obligation of that person issued or assumed as the deferred purchase price of property or services;

     - the attributable value of every capital lease obligation and sale and leaseback transaction of that person;

     - all disqualified stock of that person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends; and

     - every guarantee by that person of an obligation of the type referred to in the previous six clauses, of another person and dividends of another person.

An obligation constitutes debt of a person whether recourse is to all or a portion of that person's assets, and whether or not contingent. For purposes of this definition, the "maximum fixed repurchase price" of any disqualified stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such disqualified stock as if such disqualified stock were repurchased on any date on which debt is required to be determined pursuant to the indenture, and if the price is based upon, or measured by, the fair market value of such disqualified stock, the fair market value will be determined in good faith by the board of directors of the issuer of such disqualified stock. In no case, however, will trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by a person be considered debt for purposes of this definition. The amount outstanding at any time of any debt issued with original issue discount is the aggregate principal amount of such debt, less the remaining unamortized portion of the original issue discount of such debt at such time, as determined in accordance with GAAP. The calculation of debt shall exclude the effect of troubled debt restructuring accounting.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Disinterested director means, when the issuer's board of directors is required to deliver a resolution under the indenture regarding any transaction or series of transactions, a director who does not have any material direct or indirect financial interest in or with respect to the transaction or series of transactions, other than solely because of that director's ownership of capital stock or other securities of the issuer or an affiliate of the issuer or any compensation agreement entered into, in the ordinary course, with the issuer or an affiliate of the issuer.
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     Disqualified stock means any class or series of capital stock that:

     - is, or upon the happening of an event or passage of time would be, required to be redeemed before the final stated maturity of the 12% senior notes; or

     - is redeemable at the option of its holder at any time before final stated maturity of the 12% senior notes; or

     - is convertible into or exchangeable at the option of its holder for debt securities at any time before final stated maturity of the 12% senior notes,

either by its terms, by the terms of any security into which it is convertible or exchangeable at the option of the holder thereof or by contract or otherwise. Notwithstanding the preceding sentence, any capital stock that would constitute disqualified stock solely because the holders have the right to require the issuer to repurchase such capital stock upon the occurrence of a change of control or an asset sale shall not constitute disqualified stock if the terms of such capital stock provide that the issuer may not repurchase or redeem any such capital stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "Restrictive Covenants -- Limitation on Restricted Payments."

     Equity offering means an offering of equity securities of the issuer or its parent company for cash to persons other than the issuer or its subsidiaries.

     GAAP means generally accepted accounting principles in the United States, consistently applied, that are in effect on the date of the indenture, provided, however, that all financial and accounting calculations in any restrictive covenant or any definition contained in the indenture or the 12% senior notes shall exclude the effect of troubled debt restructuring accounting.

     Government securities means direct obligations of the United States of America, obligations fully guaranteed by the United States of America, or participation in pools consisting solely of obligations of or obligations guaranteed by the United States of America, if:

     - the full faith and credit of the United States of America is pledged to back payment of the guarantee or obligations; and

     - the securities are not callable or redeemable at the option of their issuer.

     Guarantee means:

     - a guarantee, direct or indirect, in any manner, of any part or all of an obligation except by endorsement of negotiable instruments for collection in the ordinary course of business; and

     - an agreement, direct or indirect, contingent or otherwise, whose practical effect is to assure in any way the payment or performance of all or any part of an obligation or payment of damages in the event of non-performance, including the obligation to reimburse amounts drawn down under letters of credit securing such obligations.

     Incur means, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, a debt. However, the accrual of interest, the issuance of additional 12% senior notes as payment of interest on the 12% senior notes or the accretion of original issue discount shall not be considered an incurrence of debt.

     Investment means, directly or indirectly:

     - any advance, loan or capital contribution to any person, the purchase of any stock, bonds, notes, debentures or other securities of any person, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of any person, the guarantee of any obligation of, any person or the making of any investment in any person;

     - the designation of any restricted subsidiary as an unrestricted subsidiary; and
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     - the transfer of any assets or properties from the issuer or a restricted subsidiary to any unrestricted subsidiary, other than the transfer of assets or properties in the ordinary course of business.

However, investments will not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     Lien means any mortgage, charge, pledge, statutory lien, other lien, privilege, security interest, hypothecation, assignment for security, claim, preference, priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. The interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement will be considered to be a lien on the assets sold or leased.

     Maturity means the date on which any principal of a note becomes due and payable as provided in the note or in the indenture, whether at the stated maturity of the principal of the note or by declaration of acceleration, call for redemption, purchase or otherwise.

     The net cash proceeds of any asset sale are the proceeds of such sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, or stock or other assets when disposed for cash or cash equivalents, except to the extent that such obligations are financed or sold by the issuer or any restricted subsidiary with recourse to the issuer or any restricted subsidiary, net of:

     - brokerage commissions, legal and investment banking fees and expenses and other fees and expenses related to the asset sale;

     - provisions for all taxes payable as a result of the asset sale;

     - payments made to retire debt that is secured by the assets that are sold;

     - amounts required to be paid to any person other than the issuer or any restricted subsidiary owning a beneficial interest in the assets that are sold; and

     - appropriate amounts to be provided by the issuer or any restricted subsidiary as a reserve required in accordance with GAAP against any liabilities associated with the asset sale and retained by the seller after the asset sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the asset sale.

     Permitted investments means any of the following:

     - investments in any evidence of debt consisting of government securities with a maturity of 180 days or less;

     - certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000;

     - commercial paper with a maturity of 180 days or less issued by a corporation that is not an affiliate of the issuer and is organized under the laws of any state of the United States or the District of Columbia and having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services;

     - investments by the issuer or any restricted subsidiary in another person, if as result of such investment the other person:

        -- becomes a restricted subsidiary; or

        -- is merged or consolidated with or into the issuer or a restricted subsidiary or transfers or conveys all or substantially all of its assets to, the issuer or a restricted subsidiary;

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

     - investments by the issuer or any restricted subsidiary in another person made pursuant to the terms of a definitive merger, stock purchase or similar agreement providing for a business combination transaction between the issuer or a restricted subsidiary and such person if:

        -- within 365 days of the date of the investment, such other person, pursuant to the terms of such agreement, becomes a restricted subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the issuer or a restricted subsidiary; or

        -- if the agreement is terminated before the transactions it contemplates are closed, the issuer or such restricted subsidiary liquidates such Investment within 365 days of such termination.

     - investments by the issuer or any of the restricted subsidiaries in one another, provided, however, that in the event that Paging Network Canada Holdings, Inc. becomes a restricted subsidiary of the issuer, the investments of the issuer and any of its restricted subsidiaries in Paging Network Canada Holdings, Inc. shall be limited to the amounts specified in clause 9 in the description of "Limitations on Restricted Payments";

     - investments in assets owned or used in the ordinary course of business;

     - investments in existence on the date the new 12% senior notes are issued; and

     - promissory notes received as a result of asset sales permitted under the "Limitations on Asset Sales" covenant.

     Permitted liens means any of the following:

     - liens on property or assets of the issuer or a restricted subsidiary securing debt under or with respect to the secured credit facility or the variable rate secured senior notes;

     - liens in existence on the issuance date of the 12% senior notes, except for liens securing debt under the secured credit facility existing on the issuance date of the 12% senior notes;

     - liens securing the 12% senior notes;

     - liens on property or assets of a restricted subsidiary securing debt of the restricted subsidiary other than guarantees with respect to debt of the issuer;

     - any interest or title of a lessor under any capital lease obligation or sale and leaseback transaction under which the issuer is lessee so long as the attributable value secured by the lien does not exceed the principal amount of debt permitted under the "Limitations on Debt" covenant;

     - liens securing acquired debt created before the incurrence of such debt by the issuer and not in connection with or in contemplation of incurring such debt if the lien does not extend to any property or assets of the issuer other than the assets acquired in connection with the incurrence of the acquired debt;

     - liens arising from purchase money mortgages and purchase security interests incurred in the ordinary course of the business of the issuer, if:

        -- the related debt is not secured by any property or assets of the issuer other than the property and assets that are acquired; and

        -- the lien securing the debt is created within 60 days of the acquisition;

     - statutory liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if the issuer has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

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

     - liens for taxes, assessments, government charges or claims that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if the issuer has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     - rights of banks to set off deposits against debts owed to them;

     - other liens incidental to the conduct of the business of the issuer or any of its subsidiaries, or the ownership of their assets that do not materially detract from the value of the property subject to the liens;

     - liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a similar nature incurred in the ordinary course of business, other than contracts for the payment of money;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the issuer and the restricted subsidiaries, taken as a whole, incurred in the ordinary course of business;

     - liens arising by reason of any judgment, decree or order of any court so long as such lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of the judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

     - any extension, renewal or replacement, in whole or in part, of any lien described in the previous 15 clauses if any such extension, renewal or replacement does not extend to any additional property or assets.

     Person means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a government.

     Property of any person means all types of real, personal, tangible, intangible or mixed property owned by that person whether or not included in the most recent consolidated balance sheet of that person under GAAP.

     Qualified equity interest means any qualified stock and all warrants, options or other rights to acquire qualified stock but excludes any debt security that is convertible into or exchangeable for capital stock.

     Qualified stock of any person means any and all capital stock of such person other than disqualified stock.

     Related person means any beneficial owner of 10% or more of the issuer's voting stock.

     Restricted subsidiary means any subsidiary other than an unrestricted subsidiary.

     Sale and leaseback transaction means any transaction or series of related transactions pursuant to which a person sells or transfers any property or asset in connection with the leasing of the property or asset to the seller or transferor or the resale of the property or asset against installment payments.

     Secured credit facility means one or more credit or loan agreements or facilities, including revolving credit facilities or working capital facilities or term loans, whether now existing or created after the date of the indenture, with a bank or other financial institution or group of banks or other financial institutions, as such agreements or facilities may be amended, modified, supplemented, increased, restated or replaced from time to time, and includes without limitation the Fourth Amended and Restated Credit Agreement, dated as of
[               ], 2001, among a subsidiary of the issuer, the lenders party thereto, The Bank of New York, Royal Bank of Canada, Toronto Dominion (Texas), Inc., Barclays Bank plc and Fleet

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

National Bank, as managing agents, together with all associated loan documents, as each such agreement and document may be amended, restated, supplemented, refinanced, increased or otherwise modified from time to time.

     Significant subsidiary means any restricted subsidiary that, together with its subsidiaries:

     - accounted for more than 10% of the consolidated revenues of the issuer and its restricted subsidiaries during the issuer's most recent fiscal year; or

     - as of the end of that fiscal year, was the owner of more than 10% of the consolidated assets of the issuer and its restricted subsidiaries, all as set forth on the most recently available consolidated financial statements of the issuer for that fiscal year.

     Stated maturity means

     - when used with respect to any note or any installment of interest on a note, the date specified in such note as the fixed date on which the principal of the note or such installment of interest is due and payable and

     - when used with respect to any other debt, means the date specified in the instrument governing the debt as the fixed date on which the principal of the debt or any installment of interest on the debt is due and payable.

     Subordinated debt means debt of the issuer that is subordinated in right of payment to the 12% senior notes.

     Subsidiary means a person if a majority of the equity ownership or voting stock of that person is owned, directly or indirectly, by the issuer and/or one or more other subsidiaries of the issuer.

     Troubled debt restructuring accounting means the accounting standards reflected in Financial Accounting Standards Board Statements 15, 91, 114 and 121 with respect to the restructuring or modification of debt.

     Unrestricted subsidiary means:

     - any subsidiary that is designated by the issuer's board of directors as an unrestricted subsidiary in accordance with the "Unrestricted Subsidiaries" covenant; and

     - any subsidiary of an unrestricted subsidiary.

     Variable rate secured senior notes means the variable rate secured senior notes issued by Arch Wireless Holdings, Inc.

     Voting stock means any class or classes of capital stock whose holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person, irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power if any contingency happens.

GOVERNING LAW

     The indenture and the 12% senior notes are governed by the laws of the State of New York, without regard to conflicts of laws principles recognized in New York, and are to be construed in accordance with those laws.

OTHER INFORMATION

     For additional information, see "-- Provisions Applicable to Both Series of New Notes."

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

OPERATING COMPANY VARIABLE RATE SECURED SENIOR NOTES

     The variable rate secured senior notes will have the following rights and terms.

     The operating company will issue the variable rate secured senior notes
under an indenture between it and [               ], as trustee. The terms of
the variable rate secured senior notes will include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture for the variable rate secured senior notes. The summary does not restate the indenture in its entirety. You should read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the variable rate secured senior notes. To obtain copies of the indenture, see "Where You Can Find Additional Information." The precise definitions of some of the terms used in the following summary are set forth below under "Important Definitions." All financial and accounting terms used in any description of any restrictive covenant or any definition contained in the indenture or the variable rate secured senior notes shall exclude the effect of troubled debt restructuring accounting. All references to the "issuer" in this Description of Variable Rate Secured Senior Notes refer to Arch Wireless Holdings, Inc. and do not include the subsidiaries or parent company of Arch Wireless Holdings, Inc.

     The variable rate secured senior notes will be secured ratably with and contain substantially the same covenants, bear interest at the substantially same rates and have equivalent rights of payment and prepayment as the issuer's new B term loan under the secured credit facility.

     The issuer's material assets are comprised of operating assets and the stock of its subsidiaries, which are also operating companies. Because the operations of the issuer are conducted in substantial part through its subsidiaries, the issuer's cash flow and consequent ability to service its debt, including the variable rate secured senior notes, depend to a substantial degree upon the earnings of the subsidiaries. As described below, the issuer's restricted subsidiaries will guarantee the variable rate secured senior notes and the new secured credit facility.

     Subject to certain conditions contained in the definition of unrestricted subsidiary, the Canadian subsidiaries of Paging Network Canada Holdings, Inc. will be unrestricted subsidiaries. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the issuer's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, the issuer will be able to designate current or future subsidiaries as unrestricted subsidiaries. Unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The issuer will issue an aggregate amount of $60.0 million of variable rate secured senior notes in connection with the exchange offer or the prepackaged bankruptcy plan.

     The variable rate secured senior notes will mature on December 31, 2006. The variable rate secured senior notes will initially bear interest at a rate per annum equal to LIBOR plus 425 basis points, which will be reset semi-annually, based on LIBOR on the determination date as determined by the calculation agent. Interest on the variable rate secured senior notes will be payable semi-annually in arrears on June 30 and December 31, commencing on the first payment date following the consummation of the exchange offer or the effective date of the prepackaged bankruptcy plan, as applicable. The issuer will make each interest payment to the holders of record on the immediately preceding June 15 and December 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     A daily amount of interest for each day of a 30-day month that the variable rate secured senior notes are outstanding will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the variable rate secured senior notes. The amount of interest to be paid on the variable rate secured senior notes for each interest period will be calculated by adding the daily interest amounts for each day in the interest period.

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

     All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousand of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% being rounded to 9.87655%) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

     All calculations made by the calculation agent in the absence of manifest error will be conclusive for all purposes and binding on the issuer and the holders of the variable rate secured senior notes.

     Following the occurrence and during the continuance of an event of default, the variable rate secured senior notes will accrue interest at the then applicable interest rate plus 2.00% per annum.

     Interest will initially accrue from the date of issuance. After interest has been paid at least once, interest will continue to accrue from the date it was most recently paid. See "Material Federal Income Tax Considerations."

     The variable rate secured senior notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal and interest will be payable at the office or agency of the issuer maintained for that purpose and the variable rate secured senior notes may be presented for transfer or exchange there also. The issuer's office or agency for this purpose will be the principal corporate trust office of the trustee unless the issuer designates otherwise. At the issuer's option, the issuer may pay interest by check mailed to registered holders of the variable rate secured senior notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the variable rate secured senior notes. No service charge will be made for any exchange or registration of transfer of variable rate secured senior notes, but the issuer may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SENIORITY; RANKING

     The variable rate secured senior notes are senior secured obligations of the issuer, ranking equally in right of payment with all other senior debt of the issuer and senior to all subordinated debt of the issuer. See "Important Definitions".

GUARANTEES; SECURITY

     The variable rate secured senior notes are jointly and severally guaranteed, ratably with the issuer's obligations under the secured credit facility, by all of the restricted domestic subsidiaries of the issuer, by any material foreign restricted subsidiaries of the issuer, by the intermediate holding company, by the parent and by certain subsidiaries of the parent. The variable rate secured senior notes are secured, ratably with the issuer's obligations under the senior credit facility, by a security interest in substantially all of the assets of the issuer and each guarantor, including the stock of any domestic restricted subsidiary held by the issuer or such guarantor and 65% of the stock of any foreign restricted subsidiary held by the issuer or such guarantor. The assets subject to the security interests will exclude certain governmental licenses and permits, to the extent required by law, and cash and investment securities.

     The issuer, the guarantors (as applicable) and the collateral agent, as agent for the holders of the variable rate secured senior notes and the holders of the issuer's obligations under the secured credit facility, will enter into certain collateral documents, including security agreements and pledge agreements of the issuer and guarantors securing the notes and the guarantees. These collateral documents will secure the payment and performance when due of all of the obligations of the issuer under the indenture and the variable rate secured senior notes, ratably with the obligations of the issuer under the secured credit facility.

OPTIONAL REDEMPTION

     The issuer may elect to redeem the variable rate secured senior notes as a whole, or from time to time in part, at any time, on between 30 and 60 days' prior notice, without premium or penalty.

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

     All such redemptions shall be made ratably and contemporaneously with prepayments of the issuer's obligations to the holders of the A term loans and the B term loans under the secured credit facility.

SINKING FUNDS

     The variable rate secured senior notes do not have the benefit of any sinking fund obligations.

MANDATORY REDEMPTION

     The issuer is required to redeem the variable rate secured senior notes as follows:

     - the issuer must redeem $600,000 of variable rate secured senior notes on each of December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005.

     - the issuer must redeem, together with payments made to the holders of revolving loans, A term loans and B term loans under the secured credit facility, the variable rate secured senior noteholders' ratable portion of:

        -- for each fiscal year and effective on March 31 of each immediately succeeding fiscal year, an amount equal to 50% of the issuer's Excess Cash Flow.

        -- 100% of (1) the net cash proceeds recovered from asset sales
           (including sales, transfers and other dispositions of all or any portion of the issuer's interest, direct or indirect, in Arch Latin America, Ltd.) other than those in the ordinary course of business,
           (2) without duplication, all repayments of the issuer's investments in Arch Latin America, Ltd. and (3) any cash proceeds received in connection with any disposition of all or any portion of the interest of Paging Network Canada Holdings, Inc. in its Canadian subsidiaries.

        -- 100% of all property insurance recoveries and condemnation awards in excess of amounts used to replace or restore any properties, subject to customary repair and replacement provisions.

     Redemptions under this second clause will be applied to reduce ratably the mandatory redemptions described in the first clause and the principal amount due at the maturity of the variable rate secured senior notes.

SELECTION AND NOTICE

     If the issuer redeems only part of the variable rate secured senior notes at any time, the trustee will select variable rate secured senior notes for redemption on a pro rata basis unless the variable rate secured senior notes are listed on a national securities exchange. In that case, the trustee will follow the requirements of the principal national securities exchange on which the variable rate secured senior notes are listed. However, variable rate secured senior notes of $1,000 principal amount or less may be redeemed only as a whole and not in part. The issuer must mail notices of any optional redemption by first class mail between 30 and 60 days before the redemption date to each holder of variable rate secured senior notes to be redeemed at its registered address. Notices of any redemption may not be made subject to conditions. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount to be redeemed. The issuer will cancel the original note and issue a new note in a principal amount equal to the unredeemed portion, registered in the name of the holder of the original note. Variable rate secured senior notes called for redemption become due on the date fixed for redemption. Beginning on the redemption date, interest will cease to accrue on variable rate secured senior notes or portions of variable rate secured senior notes called for redemption.

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RESTRICTIVE COVENANTS

  Limitations on Restricted Payments

     The issuer will not, directly or indirectly, take any of the following actions and will not permit any restricted subsidiary to do so:

     - declare or pay any dividend on any shares of the capital stock of the issuer or any restricted subsidiary, or make any distribution to stockholders, other than:

        -- dividends or distributions payable solely in qualified equity interests of the issuer; and

        -- dividends or distributions by a restricted subsidiary payable to the issuer or another restricted subsidiary;

     - purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of capital stock of the issuer, any restricted subsidiary or any affiliate of the issuer, or any options, warrants or other rights to acquire shares of capital stock other than capital stock owned by the issuer or any of its restricted subsidiaries; and

     - make any principal payment on any subordinated debt.

each of the above actions to be called a "restricted payment," provided, however, that the issuer and its restricted subsidiaries may take the following actions:

     - any subsidiary of the issuer may make a restricted payment to its corporate parent;

     - the issuer and its subsidiaries may make restricted payments to the intermediate holding company, which will, in turn, be permitted to make a restricted payment in the amount received to the parent, for purposes of enabling the parent as a consolidated taxpayer to pay taxes;

     - provided that no default or event of default shall exist both before and after giving effect thereto, the issuer may make a restricted payment to the intermediate holding company on a day on which the intermediate holding company is obligated to make a cash principal or interest payment in respect of 12% senior notes so long as the amount thereof does not exceed the amount of the principal and cash interest payable on such date; and

     - provided that no default or event of default shall exist both before and after giving effect thereto and subject to any applicable subordination terms, the issuer may make a restricted payment to the intermediate holding company which will, in turn, be permitted to make a restricted payment in the amount received to the parent, on a day on which the parent is obligated to make a payment of principal or interest in respect of the convertible subordinated debentures so long as the amount thereof does not exceed the amount of such principal and interest payable by the parent on such date;

     - provided that no default or event of default shall exist both before and after giving effect thereto, the issuer may make a restricted payment to the intermediate holding company, which will be permitted to make a restricted payment in the amount received to the parent on a day on which the parent is obligated to make a cash principal or interest payment in respect of any remaining existing notes so long as the amount thereof does not exceed the amount of such principal and cash interest payable on such date; and

     - the issuer and its restricted subsidiaries may pay management fees to the parent company in any fiscal quarter (in an aggregate amount not exceeding 1.5% of the net revenue of the issuer and its restricted subsidiaries for the immediately preceding four fiscal quarters ending with the latest fiscal quarter for which the parent has filed a quarterly report with the Securities and Exchange Commission on form 10-Q or an annual report on form 10-K) for services rendered to the issuer or its restricted subsidiaries, provided that (i) no default or event of default has occurred and is continuing (provided that during the continuance of a default or an event of default, the management fee may be accrued, but not paid) and (ii) any such management fee accrued or paid

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

       shall be treated as an operating expense and deducted from the calculation of operating cash flow of the issuer.

  Limitations on Indebtedness

     The issuer will not create, incur, assume or suffer to exist any indebtedness, and will not permit any restricted subsidiary to do so, except:

     - indebtedness arising under the secured credit facility, including indebtedness under any additional facilities or an increase in the amount of the secured credit facility incurred in connection with any acquisition or merger approved by the majority creditors;

     - existing indebtedness as set forth on a schedule to the indenture;

     - unsecured indebtedness between the issuer and any subsidiary guarantor and between any subsidiary guarantor and any other subsidiary guarantor;

     - guarantees by the issuer of indebtedness of any subsidiary guarantor, by any subsidiary guarantor of indebtedness of the issuer and by any subsidiary guarantor of indebtedness of any other subsidiary guarantor, provided that the indebtedness would be permitted under the provisions described in "Limitation on Indebtedness" if it was directly incurred;

     - guarantees by Paging Network Canada Holdings, Inc. of the borrowing of its Canadian subsidiaries and any increase (not in excess of Cdn.$3.5 million) in connection with any put by Madison Venture Corporation to Paging Network Canada Holdings, Inc. or Paging Network, Inc.

     - indebtedness in respect of the variable rate secured senior notes; and

     - other indebtedness of the issuer and the subsidiary guarantors (including purchase money and capitalized lease obligations and indebtedness in respect of non-competition agreements) not exceeding 2.5% of maximum permitted indebtedness.

  Limitation on Liens

     The issuer will not create, incur or suffer to exist any liens, and will not permit any restricted subsidiary to do so, except:

     - existing liens securing specified indebtedness as set forth on a schedule to the indenture (including liens on cash collateral securing Paging Network Canada Holdings, Inc.'s guarantee of its Canadian subsidiaries' credit facilities and any increase permitted under "Limitations on Indebtedness");

     - liens for capital leases, taxes, assessments or governmental charges, mechanics, carriers, warehousemen or materialmen arising in the ordinary course of business not yet delinquent or, if delinquent, being contested in good faith and by appropriate proceedings diligently conducted and for which such reserve or other appropriate provision as shall be required by the issuer's accountants in accordance with GAAP shall have been set;

     - liens in favor of the collateral agent for the ratable benefit of the holders of the variable rate secured senior notes, the holders of claims under the secured credit facility and counterparties to certain interest rate hedging agreements; and

     - other liens securing indebtedness (including purchase money obligations) of the issuer and the subsidiary guarantors not exceeding 2.5% of maximum permitted indebtedness.

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  Limitations on Investments

     The issuer will not, and will not permit any restricted subsidiary to make any investments, loans or other advances other than:

     - investments in cash equivalents and investments existing at closing (as set forth on a schedule to the indenture);

     - investments consisting of intercompany loans by the issuer or any subsidiary guarantor to the extent permitted by the provisions described in "Limitations on Indebtedness," provided that (i) any such loan is evidenced by a promissory note which is pledged to the collateral agent and (ii) no default or event of default would exist before or after giving effect thereto;

     - investments in Arch Latin America Ltd. in an aggregate amount not in excess of $200,000;

     - the payment by Paging Network, Inc., also known as PageNet, to Madison Venture Corporation, also known as Madison, of an amount in satisfaction of PageNet's obligations resulting from Madison's put to PageNet of its interests in the PageNet Canadian subsidiaries pursuant to the Unanimous Shareholders' Agreement between PageNet and Madison, plus any reimbursement obligations due to Madison from PageNet with respect to any bank obligations of the PageNet Canadian subsidiaries; and

     - other investments, provided that (i) no default or event of default shall exist before and after giving effect thereto, and (ii) except as provided above, no investment may be made in any PageNet Canadian subsidiary and
       (iii) the aggregate amount of such investments does not exceed $100,000.

  Limitations on Asset Sales

     The issuer and its restricted subsidiaries may not sell, assign, exchange, lease or otherwise dispose of any assets, except:

     - sales, assignments, exchanges, leases or other dispositions of property in the ordinary course of business;

     - the sale or other disposition, through a merger, by way of a contribution to a joint venture or otherwise, of the interest of Paging Network Canada Holdings, Inc. in the PageNet Canadian subsidiaries; and

     - other sales, assignments, exchanges, leases or other dispositions not exceeding $25,000,000 individually or $50,000,000 collectively during any 24 month period;

provided, however, that both before and after giving effect to a transaction described in the third clause above;

     - no default or event of default shall exist;

     - at least 85% of the consideration to be received is payable in cash; and

     - the proceeds derived therefrom are used to prepay the variable rate secured senior notes and the issuer's obligations under the secured credit facility described in "Mandatory Redemption" above.

  Limitations on Mergers or Fundamental Changes

     Without the consent of the majority creditors, the issuer and the restricted subsidiaries may not engage in mergers or other fundamental changes except that the issuer or any subsidiary guarantor may merge or consolidate with, or transfer all or substantially all of its assets to, the issuer or any such subsidiary guarantor, so long as (1) the trustee shall have received ten days' prior written notice thereof, (2) immediately before and after giving effect thereto no default or event of default shall exist and (3) in any merger involving the issuer, the issuer shall be the survivor.

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     In connection with any such consolidation, merger, conveyance, transfer or lease, the issuer or the surviving entity shall deliver to the trustee, in form and substance reasonably satisfactory to the trustee, an officer's certificate, and an opinion of counsel, each stating that:

     - the consolidation, merger, conveyance, transfer or lease complies with the requirements of the covenant described under "Limitations on Mergers or Fundamental Changes";

     - any supplemental indenture required in connection with such transaction complies with that covenant; and

     - all conditions precedent relating to such transaction provided for in that covenant have been complied with.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the issuer, shall be substituted for the issuer, and may exercise every right and power of the issuer under the indenture with the same effect as if the surviving entity had been named as the issuer in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the issuer pursuant to the indenture and the variable rate secured senior notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Prohibition on Acquisitions

     Without the consent of the majority creditors, the issuer will not, and will not permit any restricted subsidiary, directly or indirectly, to, make any acquisitions.

  Limitations on Transactions with Affiliates and Related Persons

     The issuer will not, and will not permit any restricted subsidiary to, directly or indirectly, enter into any transaction with any affiliate of the issuer or any related person other than the issuer or a wholly owned restricted subsidiary, unless the board of directors of the issuer shall have determined that the transaction is on terms no less favorable to the issuer or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate.

  Financial Covenants

     The indenture will contain the following financial covenants.

     - Total Leverage Ratio -- At all times during the periods set forth below the total leverage ratio shall not exceed the following:

                           PERIOD                               RATIO
                           ------                             ---------
Issue Date through 6/30/01..................................  5.25:1.00
7/1/01 through 3/31/02......................................  5.00:1.00
4/1/02 through 12/31/02.....................................  4.75:1.00
1/1/03 through 12/31/03.....................................  4.50:1.00
1/1/04 through 6/30/04......................................  4.25:1.00
7/1/04 through 12/31/04.....................................  4.00:1.00
1/1/05 through 6/30/05......................................  3.75:1.00
7/1/05 and thereafter.......................................  3.50:1.00

     - Borrower Leverage Ratio -- At all times during the periods set forth below, the borrower leverage ratio shall be less than or equal to:

                           PERIOD                               RATIO
                           ------                             ---------
Issue Date through 6/30/02..................................  4.00:1.00
7/1/02 through 3/31/03......................................  3.75:1.00
4/1/03 through 9/30/03......................................  3.50:1.00
10/1/03 through 3/31/04.....................................  3.25:1.00
4/1/04 through 12/31/04.....................................  3.00:1.00
1/1/05 through 6/30/05......................................  2.75:1.00
7/1/05 and thereafter.......................................  2.50:1.00

     - Interest Coverage Ratio -- As of the last day of each fiscal quarter during the periods set forth below, the interest coverage ratio shall exceed the following:

                           PERIOD                               RATIO
                           ------                             ---------
Issue Date through 9/30/01..................................  1.40:1.00
10/1/01 through 12/31/01....................................  1.75:1.00
1/1/02 through 3/31/02......................................  2.00:1.00
4/1/02 through 6/30/02......................................  2.25:1.00
7/1/02 and thereafter.......................................  2.50:1.00

     - Pro Forma Debt Service Coverage Ratio -- As of the last day of each fiscal quarter during the periods set forth below, the pro forma debt service coverage ratio shall exceed the following:

                           PERIOD                               RATIO
                           ------                             ---------
Issue Date through 12/31/01.................................  1.10:1.00
1/1/02 and thereafter.......................................  1.25:1.00

     - Fixed Charge Coverage Ratio -- As of the last day of each fiscal quarter, commencing with the fiscal quarter ending March 31, 2002, the fixed charge coverage ratio shall exceed 1.00:1.00.

     - Minimum Net Revenues -- As of the last day of each full fiscal quarter during the periods set forth below, net revenues of the issuer and its restricted subsidiaries on a consolidated basis for such full fiscal quarter shall be greater than the amount set forth opposite such period in the following table:

                       QUARTER ENDING                            AMOUNT
                       --------------                         ------------
6/30/01.....................................................  $248,000,000
9/30/01.....................................................  $235,000,000
12/31/01....................................................  $226,000,000
3/31/02.....................................................  $219,000,000
6/30/02.....................................................  $212,000,000
9/30/02.....................................................  $208,000,000
12/31/02....................................................  $204,000,000
1/1/03 and thereafter.......................................    Not tested

  Unrestricted Subsidiaries

     With the consent of the majority creditors, the issuer's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary. The issuer's board of directors may designate any unrestricted subsidiary as a restricted subsidiary.

EVENTS OF DEFAULT AND REMEDIES

     The following are events of default under the indenture:

          1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 3 business days;

          2. default in the payment of the principal of any note at its maturity;

          3. default in the financial covenants or other certain affirmative and negative covenants specified in the indenture;

          4. default in the performance, or breach, of any covenant or agreement contained in the indenture, other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in "Events of Default", if the default or breach continues for 30 days after the issuer shall have obtained knowledge thereof;

          5. the occurrence of an event of default under the secured credit facility;

          6. an event of default has occurred under any other mortgage, bond, indenture, loan agreement or other document evidencing an issue of debt of the issuer or a restricted subsidiary, if

           - the other issue has an aggregate outstanding principal amount of at least $10.0 million; and

               -- the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise;

               -- the obligation shall not be paid when due or within any grace period; or

               -- the holder of such obligation shall have the right to declare such obligation due and payable prior to the date on which it would otherwise become due and payable;

          7. one or more final judgments or orders

           - are rendered against the issuer or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $1.0 million; and

           - are not paid, discharged, stayed on appeal, bonded or dismissed for a period of 30 days;

          8. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the issuer or any significant subsidiary; or

          9. a change of control, as defined in the secured credit facility.

     All decisions regarding the declaration of an event of default, the acceleration of the variable rate secured senior notes and the issuer's obligations under the secured credit facility, the waiver of any defaults and events of default, and the direction of the collateral agent and the trustee with respect to the exercise of rights and remedies against the issuer, the guarantors and the collateral shall be made by the majority creditors. In the event that the issuer, the trustee or the collateral agent has received consents, waivers or directions from lenders under the secured credit facility constituting the majority creditors on a matter requiring the consent, waiver or direction of the majority creditors, neither the issuer, the trustee nor the collateral agent shall solicit consents, waivers or directions from the holders of the variable rate secured senior notes. These limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due as an unsecured claimant.

     If the trustee knows that a default or an event of default is continuing, the trustee must mail a notice to each holder of the variable rate secured senior notes within 30 days after it first occurs, or if the trustee only learns of it later, promptly upon learning of it. If the default or event of default does not involve non-payment, the trustee may withhold the notice to the holders of the variable rate secured senior notes if its board of directors, executive committee or a committee of its trust officers determines in good faith that withholding the notice is in the interest of the holders.

     The issuer must furnish to the trustee annual statements as to its performance of its obligations under the indenture and as to any default in such performance. The issuer must also notify the trustee within five days of becoming aware of any default or event of default.

AMENDMENT, SUPPLEMENT AND WAIVER

     Modifications and amendments of the indenture and the secured credit facility may be made by the issuer and the trustee, or the issuer and the lenders under the secured credit facility, as the case may be, with the consent of the majority creditors, except that the consent of the holder of every outstanding variable rate secured senior note affected by the modification or change is required if the modification or amendment may:

     - change the stated maturity of the principal of any note, or any installment of interest on, any note, or reduce the principal amount of any note or the rate of interest on any note, or change the place of payment, or the coin or currency of payment for amounts due under any note, or impair the right to institute suit for the enforcement of any payment after the stated maturity of such payment or, in the case of redemption, on or after the redemption date;

     - reduce the percentage in aggregate principal amount of the variable rate secured senior notes and obligations under the secured credit facility then outstanding whose holders must consent to any such amendment or any waiver of compliance with specified provisions of the indenture or specified defaults and their consequences provided for under the indenture; or

     - modify any provisions relating to "Amendment, Supplement and Waiver" except to increase the percentage of outstanding variable rate secured senior notes required to consent to such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of every outstanding note affected by the modification or waiver.

     Each of the following shall require the consent of all lenders under the secured credit facility and all holders of variable rate secured senior notes:
(a) changing the pro rata sharing of payments, (b) changing the number of lenders under the secured credit facility or holders of variable rate secured senior notes necessary to act on matters requiring their consent, (c) releasing any of the collateral (other than in connection with a permitted disposition or as otherwise permitted in the secured credit facility), (d) adding additional loan facilities or to increasing the amount of the secured credit facility except in connection with (i) the division of a secured credit facility into two or more subfacilities and (ii) any acquisition or merger approved by Majority Creditors, provided that the aggregate amount of the increase to the secured credit facility plus the amount of any new loan facility shall not exceed the aggregate amount of the indebtedness of the target being assumed by the issuer and/or the financing of such acquisition or merger), and (e) releasing any guarantor (other than in connection with a permitted disposition thereof).

     The majority creditors may modify, amend and waive compliance with certain restrictive covenants and provisions of the indenture except as set forth above. In the event that the issuer, the trustee or the collateral agent has received consents, waivers or directions from lenders under the secured credit facility constituting the majority creditors on a matter requiring the consent, waiver or direction of the majority creditors, neither the issuer, the trustee nor the collateral agent shall solicit consents, waivers or directions from the holders of the variable rate secured senior notes.

IMPORTANT DEFINITIONS

     There are certain defined terms used in the indenture for the variable rate secured senior notes. You should read the indenture for a full definition of all these terms, as well as other terms used in this prospectus for which no definition is provided in this prospectus:

     Acquisition means a merger with another person or the purchase of all or substantially all of the assets of another person or of a division of another person.

     Adjusted operating cash flow means, for any period, operating cash flow for such period adjusted, on a consistent basis and in a manner satisfactory to the lead agents under the secured credit facility, to reflect purchases, acquisitions, sales, transfers and other dispositions made by the issuer or any restricted subsidiary during such period as if they occurred at the beginning of such period.

     Affiliate means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. For the purposes of this definition, control means the power to direct the management and policies of a person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

     Borrower debt means, at any date of determination, the sum of all indebtedness of the issuer and its restricted subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

     Borrower leverage ratio means, as of any date, the ratio of

     - borrower debt; to

     - adjusted operating cash flow for the period of four consecutive fiscal quarters ending on, or most recently before, such date.

     Calculation agent means [            ].

     Capital expenditures means any expenditures made or costs incurred that are required or permitted to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles other than deferred financing fees.

     Capital lease obligation means, with respect to any person, an obligation incurred in the ordinary course of business under or in connection with any capital lease of real or personal property which has been recorded as a capitalized lease in accordance with generally accepted accounting principles.

     Capital stock of any person means:

     - any and all shares, interests, partnership interests, participation, rights in or other equivalents, however designated, of such person's equity interest, however designated; and

     - any rights, other than debt securities convertible into capital stock, warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or issued after the date of the indenture.

     Consolidated cash interest expense means for any period, the sum of:

     - cash interest expense on consolidated total debt during such period as determined in accordance with generally accepted accounting principles, adjusted to give effect to all interest rate protection agreements and fees and expenses paid in connection with the same;

     - commitment fees and letter of credit fees during such period; and

     - without duplication, restricted payments made to the parent or the intermediate holding company during such period to the extent made to enable the parent or the intermediate holding company, as applicable, to satisfy its interest obligations under any remaining existing notes, 12% senior notes or the convertible subordinated debentures, as applicable.

     Consolidated fixed charges means for any period, the sum of:

     - scheduled payments of principal on consolidated total debt made or required to be made during such period;

     - the amount, if positive, equal to:

       -- the amount of the revolving loans under the secured credit facility outstanding at the beginning of such period; minus

       -- the aggregate revolving loan commitments at the end of such period giving effect to scheduled reductions but not mandatory reductions during such period;

     - capital expenditures made by the parent and the parent restricted subsidiaries on a consolidated basis during such period;

     - payments under capital leases made or required to be made by the parent and the parent restricted subsidiaries on a consolidated basis during such period;

     - without duplication, taxes and payments under any tax sharing agreement, in each case paid or required to be paid in cash made by the issuer and its subsidiaries on a consolidated basis during such period; and

     - consolidated cash interest expense.

     Consolidated total debt means, at any date of determination, the sum of all indebtedness of the parent and the parent restricted subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

     Convertible subordinated debentures means the debentures issued under the indenture, dated as of December 1, 1993, between Arch Wireless, Inc. and The Bank of New York, as trustee.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Determination date, with respect to an interest period, means the second London banking day preceding the first day of the interest period.

     Disqualified stock means any class or series of capital stock that:

     - is, or upon the happening of an event or passage of time would be, required to be redeemed before the final stated maturity of the variable rate secured senior notes; or

     - is redeemable at the option of its holder at any time before final stated maturity of the variable rate secured senior notes; or

     - is convertible into or exchangeable at the option of its holder for debt securities at any time before final stated maturity of the variable rate secured senior notes,

either by its terms, by the terms of any security into which it is convertible or exchangeable at the option of the holder thereof or by contract or otherwise. Notwithstanding the preceding sentence, any capital stock that would constitute disqualified stock solely because the holders have the right to require the issuer to repurchase such capital stock upon the occurrence of a change of control or an asset sale shall not constitute disqualified stock if the terms of such capital stock provide that the issuer may not repurchase or redeem any such capital stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "Restrictive Covenants -- Limitation on Restricted Payments."

     Excess cash flow means, for each fiscal year, operating cash flow in respect of such fiscal year minus, without duplication, the sum of each of the following with respect to the issuer and its restricted subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles:

     - the amount, if positive, equal to:

       -- the amount of the revolving loans outstanding under the secured credit facility at the beginning of such fiscal year; minus

       -- the aggregate revolving commitments under the secured credit facility at the end of such fiscal year giving effect to scheduled reductions but not mandatory reductions thereof during such period;

     - all repayments permitted under the indenture by the issuer or any of its restricted subsidiaries of indebtedness which were made during such fiscal year including scheduled payments but not mandatory prepayments thereof;

     - capital expenditures permitted under the indenture made during such fiscal year net of the aggregate principal amount of all indebtedness incurred or otherwise assumed by the issuer and its restricted subsidiaries to finance such capital expenditures;

     - without duplication, taxes and payments under any tax sharing agreement paid by the issuer and its restricted subsidiaries in cash during such period; and

     - consolidated cash interest expense for such fiscal year or any prior period to the extent paid in cash during such fiscal year.

     Existing notes means;

     - the 10 7/8% senior discount notes due 2008 issued by Arch Wireless, Inc.;

     - the 9 1/2% senior notes due 2004 issued by Arch Wireless Communications, Inc.;

     - the 14% senior notes due 2004 issued by Arch Wireless Communications, Inc.;

     - the 12 3/4% senior notes due 2007 issued by Arch Wireless Communications, Inc.; and

     - the 13 3/4% senior notes due 2008 issued by Arch Wireless Communications, Inc.

     Fixed charge coverage ratio means, as of the last day of any fiscal quarter, the ratio of:

     - adjusted operating cash flow; to

     - consolidated fixed charges for the period of four consecutive fiscal quarters ending thereon.

     Generally accepted accounting principles means generally accepted accounting principles in the United States, consistently applied, that are in effect on the date of the indenture, provided, however, that all financial and accounting calculations in any restrictive covenant or any definition contained in the indenture or the variable rate secured senior notes shall exclude the effect of troubled debt restructuring accounting.

     A guarantee of or by any person (the "guarantor") means any obligation of the guarantor guaranteeing or in effect guaranteeing any Indebtedness ("primary obligations") of any other person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guarantor, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain net worth, solvency or other financial statement condition of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligor or (d) otherwise to assure, protect from loss, or hold harmless the beneficiary of such primary obligor against loss in respect thereof; provided, however, that the term guarantee shall not include the endorsement of instruments for deposit or collection in the ordinary course of business. The term guarantee shall also include the liability of a general partner in respect of the recourse liabilities of the partnership in which it is a general partner. The amount of any guarantee of the guarantor shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such person in good faith. The term "guaranteed" has a meaning correlative thereto.

     Incur means, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, continently or otherwise, a debt.

     Indebtedness of a person means, at a particular time, all items which constitute, without duplication:

     - indebtedness for borrowed money or the deferred purchase price of property;

     - indebtedness evidenced by notes, bonds, debentures or similar instruments;

     - obligations with respect to any conditional sale or title retention agreement;

     - indebtedness arising under acceptance facilities and the amount available to be drawn under all letters of credit issued for the account of such person and, without duplication, all drafts drawn thereunder to the extent such person shall not have reimbursed the issuer in respect of the issuer's payment of such drafts;

     - all liabilities secured by any lien on any property owned by such person even though such person has not assumed or otherwise become liable for the payment thereof;

     - obligations under capital leases;

     - all guarantees; and

     - obligations under non-competition agreements.

     Indebtedness shall not mean:

     - trade payables incurred in the ordinary course of business;

     - liabilities under secured hedging agreements; or

     - carriers', warehousemen's, mechanics', repairmen's or other like non-consensual liens arising in the ordinary course of business.

     Interest coverage ratio means, as of any fiscal quarter end, the ratio of:

     - adjusted operating cash flow for the period of the four consecutive fiscal quarters ending thereon; to

     - consolidated cash interest expense for such period.

     Investment means, directly or indirectly any advance, loan or capital contribution to any person, the purchase of any stock, bonds, notes, debentures or other securities of any person, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of any person, the guarantee of any obligation of, any person or the making of any investment in any person. Investments will not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     Interest period means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date.

     LIBOR, with respect to an Interest Period, means the rate (expressed as a percentage per annum) for deposits in United States dollars for a six-month period beginning on the second London Banking Day after the determination date that appears on Telerate page 3750 as of 11:00 a.m., London time, on the determination date. If Telerate page 3750 does not include such a rate or is unavailable on a determination date, LIBOR for the interest period shall be the arithmetic mean of the rates (expressed as a percentage per annum) for deposits in a representative amount in United States dollars for a six-month period beginning on the second London banking day after the determination date that appears on Reuters Screen

LIBO page as of 11:00 a.m., London time, on the determination date. If Reuters Screen LIBO page does not include two or more rates or is unavailable on a determination date, the calculation agent shall request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such determination date, to prime banks in the London interbank market for deposits in a representative amount in United States dollars for a six-month period beginning on the second London banking day after the determination date. If at least two such offered quotations are so provided, LIBOR for the interest period shall be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the calculation agent shall request each of three major banks in New York City, as selected by the calculation agent, to provide such bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such determination date, for loans in a representative amount in United States dollars to leading European banks for a six-month period beginning on the second London banking day after the determination date. If at least two such rates are so provided, LIBOR for the interest period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, the LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

     Lien means any mortgage, charge, pledge, statutory lien, other lien, privilege, security interest, hypothecation, assignment for security, claim, preference, priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. The interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement will be considered to be a lien on the assets sold or leased.

     London banking day means any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

     Majority creditors means, at any time, lenders under the secured credit facility having total credit exposures and holders of variable rate secured senior notes which are outstanding representing at least 50% of the sum of:

     - the aggregate total credit exposures of such lenders; plus

     - the aggregate principal amount variable rate secured senior notes which are outstanding.

     Maturity means the date on which any principal of a note becomes due and payable as provided in the note or in the indenture, whether at the stated maturity of the principal of the note or by declaration of acceleration, call for redemption, purchase or otherwise.

     Maximum permitted indebtedness means, on any date of determination:

     - the maximum total leverage ratio permitted on such date;

     - multiplied by adjusted operating cash flow for the period of four consecutive fiscal quarters ending on, or most recently before, such date.

     Operating cash flow means, for any period:

     - total revenue of the issuer and its restricted subsidiaries on a consolidated basis for such period, determined in accordance with generally accepted accounting principles, without giving effect to extraordinary gains and losses from sales, exchanges and other dispositions of property not in the ordinary course of business, and non-recurring items; less

     - the sum of, without duplication, the following for the issuer and its restricted subsidiaries on a consolidated basis for such period, determined in accordance with generally accepted accounting principles:

       -- operating expenses exclusive of depreciation, amortization and other non-cash items included therein; and

       -- corporate office, general and administrative expenses, including management fees paid or accrued to the parent or intermediate holding company, exclusive of depreciation, amortization and other non-cash items included therein.

     PageNet Canadian subsidiary means the Canadian entities in which Paging Network Canada Holdings, Inc. directly or indirectly holds an interest.

     Parent restricted subsidiary means each subsidiary of the parent other than a parent unrestricted subsidiary.

     Parent unrestricted subsidiary means an unrestricted subsidiary within the meaning of the second clause of the definition thereof.

     Person means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a government.

     Pro-forma debt service means, at any date of determination, the sum of

     - consolidated cash interest expense for the period of the four fiscal quarters immediately succeeding such date of determination;

     - all current maturities of consolidated total debt for such four fiscal quarter period, determined on a consolidated basis in accordance with generally accepted accounting principles; and

     - the amount, if positive, equal to

       -- the amount of the revolving loans under the secured credit facility outstanding at the beginning of such fiscal year; minus

       -- the aggregate revolving loan commitments under the secured credit facility at the end of such fiscal year giving effect to scheduled reductions but not mandatory reductions thereof during such period.

Where any item of interest varies or depends upon a variable rate of interest or other rate of interest which is not fixed for such entire four fiscal quarter period, such rate, for purposes of calculating pro-forma debt service, shall be assumed to equal the rate for the applicable indebtedness, in effect on the date of such calculation. Also, for purposes of calculating pro-forma debt service, the principal amount of consolidated total debt outstanding on the date of any calculation of pro-forma debt service shall be assumed to be outstanding during the entire four fiscal quarter period immediately succeeding such date, except to the extent that such indebtedness is subject to mandatory payment of principal during such period.

     Pro-forma debt service coverage ratio means, as of the last day of any fiscal quarter, the ratio of:

     - adjusted operating cash flow for the period of four consecutive fiscal quarters ending on such date; to

     - pro-forma debt service as of such date.

     Property of any person means all types of real, personal, tangible, intangible or mixed property owned by that person whether or not included in the most recent consolidated balance sheet of that person under generally accepted accounting principles.

     Representative amount means a principal amount of not less than U.S.$1,000,000 for a single transaction in the relevant market at the relevant time.

     Restricted payments means the transactions described as restricted payments in "Restrictive Covenants -- Limitations on Restricted Payments."

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     Revolving exposure means, with respect to any lender under the secured credit facility, the sum of:

     - the aggregate principal amount of such lender's revolving loans; and

     - such lender's exposure with respect to letters of credit.

     Restricted subsidiary means any subsidiary other than an unrestricted subsidiary.

     Secured credit facility means one or more credit or loan agreements or facilities, including revolving credit facilities or working capital facilities or term loans, whether now existing or created after the date of the indenture, with a bank or other financial institution or group of banks or other financial institutions, as such agreements or facilities may be amended, modified, supplemented, increased, restated or replaced from time to time, and includes without limitation the Fourth Amended and Restated Credit Agreement, dated as of
[            ], 2001, among the issuer, the lenders party thereto, The Bank of
New York, Royal Bank of Canada, Toronto Dominion (Texas), Inc., Barclays Bank plc and Fleet National Bank, as managing agents, together with all associated loan documents, as each such agreement and document may be amended, restated, supplemented, refinanced, increased or otherwise modified from time to time.

     Significant subsidiary means any restricted subsidiary that, together with its subsidiaries:

     - accounted for more than 10% of the consolidated revenues of the issuer and its restricted subsidiaries during the issuer's most recent fiscal year; or

     - as of the end of that fiscal year, was the owner of more than 10% of the consolidated assets of the issuer and its restricted subsidiaries, all as set forth on the most recently available consolidated financial statements of the issuer for that fiscal year.

     Stated maturity means

     - when used with respect to any note or any installment of interest on a note, the date specified in such note as the fixed date on which the principal of the note or such installment of interest is due and payable and

     - when used with respect to any other debt, means the date specified in the instrument governing the debt as the fixed date on which the principal of the debt or any installment of interest on the debt is due and payable.

     Subordinated debt means debt of the issuer that is subordinated in right of payment to the variable rate secured senior notes.

     Subsidiary means a person if a majority of the equity ownership or voting stock of that person is owned, directly or indirectly, by the issuer and/or one or more other subsidiaries of the issuer.

     Super-majority creditors means, at any time, lenders under the secured credit facility having total credit exposures and holders of variable rate secured senior notes holding not less than 66 2/3% of each of the revolver, the A term loans, the B term loans and the variable rate secured senior notes.

     Tax sharing agreement means any agreement between the issuer, the issuer's restricted subsidiaries, the intermediate holding company and the parent regarding the parent's payment of taxes as a consolidated taxpayer.

     Total credit exposure means, with respect to any lender under the secured credit facility, the sum of such lender's A term loan, B term loan, revolving exposure and unused revolving commitment.

     Total leverage ratio means, as of any date, the ratio of:

     - consolidated total debt; to

     - adjusted operating cash flow for the period of four consecutive fiscal quarters ending on, or most recently before, such date.

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     Troubled debt restructuring accounting means the accounting standards reflected in Financial Accounting Standards Board Statements 15, 91, 114 and 121 with respect to the restructuring or modification of debt.

     Unrestricted subsidiary means each subsidiary presently identified as an unrestricted subsidiary and;

     - with respect to the issuer and if the parent has contributed its equity interests in Paging Network Canada Holdings, Inc. to the issuer, each PageNet Canadian subsidiary identified on a schedule to be delivered at closing as being organized under the laws of Canada and which is a party to one or more of the loan documents relating to the existing Canadian credit facilities;

     - with respect to the parent:

       -- if the parent has not contributed its equity interests in Paging
          Network Canada Holdings, Inc. to the issuer, each PageNet Canadian subsidiary identified on a schedule to be delivered at closing as being organized under the laws of Canada and which is a party to one or more of the loan documents relating to the existing Canadian credit facilities; and

       -- AWI Spectrum Co., LLC and AWI Spectrum Co. Holdings, Inc., so long as
          367 days have not passed since the later of:

          - irrevocable payment in full of the indebtedness evidenced by the promissory notes, dated February 14, 2001, made by AWI Spectrum Co., LLC to Unrestricted Subsidiary Funding Company; or

          - the termination of the Asset Acquisition Agreement, dated January 24, 2001 by and among Unrestricted Subsidiary Funding Company, Arch Wireless, Inc., PageNet SMR Sub and AWI Spectrum Co., LLC.

With respect to each PageNet Canadian subsidiary referenced above, such subsidiary will cease to be an unrestricted subsidiary when it is no longer obligated under any such loan documents relating to the existing Canadian credit facilities.

     Voting stock means any class or classes of capital stock whose holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person, irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power if any contingency happens.

GOVERNING LAW

     The indenture and the variable rate secured senior notes are governed by the laws of the State of New York, without regard to conflicts of laws principles recognized in New York, and are to be construed in accordance with those laws.

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               PROVISIONS APPLICABLE TO BOTH SERIES OF NEW NOTES

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS AND STOCKHOLDERS

     No individual who is a director, officer, employee, incorporator or stockholder of the issuer of the 12% senior notes or the issuer of the variable rate secured senior notes or any restricted subsidiary will have any liability in that capacity for any obligations of the issuers or such restricted subsidiary under the two series of notes, the indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each noteholder waives and releases all such liability when it accepts a note. The waiver and release are part of the consideration for issuance of the two series of notes. However, this waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Securities and Exchange Commission that a waiver of that type is against public policy.

LEGAL DEFEASANCE OR COVENANT DEFEASANCE

     Subject to any limitations contained in the secured credit facility and the variable rate secured senior notes, the issuers may terminate their obligations with respect to the notes at their option and at any time. This is known as defeasing the notes. Defeasance means that the issuers will be deemed to have paid and discharged the entire debt represented by the outstanding notes, except for

     - the rights of holders of notes to receive payments due on the notes when such payments are due, solely from the trust fund described below,

     - the defeasance provisions of the indentures,

     - the rights, powers, trusts, duties and immunities of the trustees and

     - the issuers' obligations to issue temporary notes, register the transfer or exchange of any notes, replace mutilated, destroyed, lost or stolen notes, maintain an office or agency for payments in respect of the notes and segregate and hold such payments in trust.

     In addition, the issuers may, at their option and at any time, elect to terminate the obligations of the issuers with respect to particular covenants specified in the indentures described under "--Restrictive Covenants" above. This is referred to as covenant defeasance. Any omission to comply with obligations that have been defeased shall not constitute a default or an event of default.

     In order to exercise either defeasance or covenant defeasance:

     - the issuers must irrevocably deposit with the trustees, as trust funds in trust, specifically pledged as security for the noteholders, and dedicated solely to the benefit of the noteholders, an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge all amounts due on the notes at maturity or upon redemption; this amount may take the form of money, government securities which through the scheduled payment of principal and interest on such securities will provide a sufficient amount of money, or a combination of money and government securities;

     - no default or event of default is continuing when the deposit is made and no event of bankruptcy under clause 8 of "Events of Default" above occurs at any time within 91 days after the deposit is made;

     - such defeasance or covenant defeasance does not cause the trustees to have a conflicting interest, as defined in the indentures and for purposes of the Trust Indenture Act, with respect to any securities of the issuers;

     - such defeasance or covenant defeasance does not breach, violate or constitute a default under, any material agreement or instrument to which the issuers are a party or by which they are bound or cause the trusts or the trustees to be subject to the Investment Company Act of 1940;

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

     - in the case of defeasance, the issuers have delivered to the trustees opinions of counsel

        -- stating that the issuers have received a ruling from the Internal
           Revenue Service stating that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; or

        -- confirming that the tax consequences are as described above due to a change in applicable federal income tax law since the date of the indentures, or the publication by the Internal Revenue Service of a document that may be used or cited as precedent to the same effect;

     - in the case of covenant defeasance, the issuers have delivered to the trustees opinions of counsel to the effect that the holders of the notes outstanding will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

     - the issuers have delivered to the trustees officer's certificates and opinions of counsel, each stating that all conditions precedent to the defeasance or the covenant defeasance have been complied with.

SATISFACTION AND DISCHARGE

     At the issuers' request, the indentures will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the notes, as expressly provided for in the indenture, and the trustees, at issuers' expense, will execute proper instruments acknowledging satisfaction and discharge of the indentures when:

     - either

        -- all the notes previously authenticated and delivered have been delivered to the trustees for cancellation, other than destroyed, lost or stolen notes which have been replaced or paid and notes which have been subject to defeasance as described under " -- Legal Defeasance or Covenant Defeasance", or

        -- all notes not previously delivered to the trustees for cancellation

           - have become due and payable,

           - will become due and payable at stated maturity within one year or

           - are to be called for redemption within one year under arrangements satisfactory to the trustees for the giving of notice of redemption by the trustees in issues' name, and at issuers' expense, and the issuers have irrevocably deposited or caused to be deposited with the trustees funds in trust for the purpose in an amount sufficient to pay and discharge the entire debt on such notes not previously delivered to the trustees for cancellation, for principal, premium, if any, and interest to the date of such deposit, in the case of notes which have come due and payable, or to the stated maturity or redemption date, as the case may be;

     - the issuers have paid or caused to be paid all other sums payable by them under the indentures; and

     - the issuers have delivered to the trustees officer's certificates and opinions of counsel, each stating that all conditions precedent provided in the indentures relating to the satisfaction and discharge of the indentures have been complied with.

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TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indentures. The registrars and the trustees may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the issues may require a holder to pay any taxes and fees required by law or permitted by the indentures. The issuers are not required to

     - transfer or exchange any note selected for redemption. Neither the issuers nor the registrars will be required to issue, exchange or register the transfer of notes between the opening of business on a business day 15 days before the day of mailing of any notice of redemption of notes and ending at the close of business on the day of the mailing or

     - exchange or register the transfer of any notes selected for redemption in whole or in part, except the unredeemed portion of any notes that are being redeemed in part.

CONCERNING THE TRUSTEES

     [                                         ] and [               ], the
trustees under the indentures, will be the initial paying agents and registrars for the notes.

     The indentures provide that, except while an event of default is continuing, the trustees will perform only those duties that are specifically set forth in the indenture. If an event of default is continuing, the trustees will exercise such rights and powers vested in them under the indentures and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to these provisions, the trustees will be under no obligation to exercise any of their rights or powers under the indentures at the request of any holder of notes, unless such holder shall have offered to the trustees indemnity reasonably satisfactory to them against any loss, liability or expense.

     The indentures and provisions of the Trust Indenture Act incorporated by reference into the indentures contain limitations on the rights of the trustees, should they become creditors of the issuers, to obtain payment of claims in various circumstances or to realize on certain property received by them in respect of any such claims, as security or otherwise. The trustees are permitted to engage in other transactions, except that if they acquires any conflicting interest, as defined in the indenture, they must eliminate the conflict upon the occurrence of an event of default or else resign.

BOOK-ENTRY, DELIVERY AND FORM

     The notes under each indenture will be represented by a single, permanent global note, which may be subdivided, in definitive, fully-registered form without interest coupons in minimum denominations of $1,000 and whole multiples of $1,000. The global notes will be deposited with the trustees as custodian for The Depositary Trust Company. They will be registered in the names of nominees of The Depositary Trust Company for credit to the separate accounts of the purchasers at The Depositary Trust Company.

     Notes will be issued in definitive, fully-registered form without interest coupons in minimum denominations of $1,000 and whole multiples of $1,000 if they are transferred before registration under the Securities Act in accordance with the provisions of the indentures, or after registration.

     The notes are not issuable in bearer form. The global notes may be transferred, in whole or in part, only to other nominees of The Depositary Trust Company.

     The global notes and any certificated securities will be subject to certain restrictions on transfer set forth in the notes and in the indentures.

  The Global Notes

     The Depositary Trust Company or its custodian will credit, on its internal system, the principal amounts of the individual beneficial interests represented by the global notes to the accounts of persons

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

who have accounts with The Depositary Trust Company. Ownership of beneficial interests in the global notes will be limited to participants in The Depositary Trust Company's system having accounts with The Depositary Trust Company and participants in other securities clearance organizations or persons who hold interests through participants. Ownership of beneficial interests in the global notes by participants will be shown on records maintained by The Depositary Trust Company or its nominee. Ownership by persons other than participants will be shown on the records of participants. Transfer of ownership will be effected only through these records.

     So long as The Depositary Trust Company or its nominee is the registered owner or holder of the global notes, The Depositary Trust Company or its nominee will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indentures and the notes. Owners of beneficial interests in the global notes will not be considered to be the owners or holders of any notes under the indentures. Also, any beneficial owner of an interest in the global notes will be able to transfer that interest only in accordance with The Depositary Trust Company's applicable procedures in addition to the procedures under the indentures and, if applicable, those of The Euroclear System and Clearstream Bank, S.A., Luxembourg.

     Investors may hold their interests in the global notes directly through The Depositary Trust Company if they are participants in The Depositary Trust Company, or indirectly through organizations which are participants in The Depositary Trust Company, including Clearstream and The Euroclear System. Clearstream and The Euroclear System will hold interests in the global notes on behalf of their participants through their depositaries, which in turn will hold such interests in the global notes in customers' securities accounts in the depositaries' names on the books of The Depositary Trust Company.
[                            ], will initially act as depositary for Clearstream
and [                                                                 ], will
initially act as depositary for The Euroclear System.

     Payments of principal, interest, and premium, if any, on the global notes will be made to The Depositary Trust Company or its nominee, as the registered owner of the global notes. The issuers, the trustees, and any paying agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     The issuers expect that The Depositary Trust Company or its nominee, upon receipt of any payment of principal, interest, or premium, if any, in respect of the global notes, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of The Depositary Trust Company or its nominee. The issuers also expect that payments by participants to owners of beneficial interests in the global notes held through such participants, including Clearstream and The Euroclear System, will be governed by standing instructions and customary practices and, in the case of Clearstream and The Euroclear System, in accordance with the rules and procedures of Clearstream and The Euroclear System. Such payments will be the responsibility of the participants.

     Transfers between participants in The Depositary Trust Company will be effected in the ordinary way in accordance with The Depositary Trust Company rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global notes to such persons may be limited. Because The Depositary Trust Company can only act on behalf of participants, who in turn act on behalf of indirect participants and various banks, the ability of a person having a beneficial interest in the global notes to pledge such interest to persons or entities that do not participate in The Depositary Trust Company system, or otherwise take actions relating to such interest, may be affected by the lack of a physical certificate evidencing such interest. Transfers between participants in The Euroclear System and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between The Depositary Trust Company participants, on the one hand, and directly or indirectly through The Euroclear System or Clearstream participants, on the other, will be
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

effected in The Depositary Trust Company in accordance with The Depositary Trust Company rules on behalf of The Euroclear System or Clearstream, by the appropriate depositary. However, such cross-market transactions will require delivery of instructions to The Euroclear System or Clearstream, by the counterparty in such system in accordance with its rules and procedures and
within its established deadlines [(          )]. The Euroclear System or
Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivery or receiving interests in the global notes in The Depositary Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depositary Trust Company. Clearstream participants and The Euroclear System participants may not deliver instructions directly to the depositaries for Clearstream or The Euroclear System.

     The issuers expect that The Depositary Trust Company will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of a participant and only as it relates to that participant's interest in the global notes. However, if an event of default is continuing, or in the limited circumstances described below, The Depositary Trust Company will surrender the global notes; in that case, certificated notes in definitive form will be distributed to The Depositary Trust Company's participants. The giving of notices and other communications by The Depositary Trust Company to participants in The Depositary Trust Company, by participants in The Depositary Trust Company to persons who hold accounts with them and by such persons to holders of beneficial interests in the global notes will be governed by arrangements between them, subject to any statutory or regulatory requirements as may exist from time to time.

     The issuers understand that The Depositary Trust Company is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary Trust Company holds securities for its participants. It facilitates the clearance and settlement of transactions in these securities, such as transfers and pledges, through electronic computerized book-entry changes in participants' accounts. This eliminates the need for physical movement of securities certificates. Participants in The Depositary Trust Company include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. The Depositary Trust Company is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to The Depositary Trust Company system is also available to other persons such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to The Depositary Trust Company and its participants are on file with the Securities and Exchange Commission.

     Although The Depositary Trust Company, Clearstream and The Euroclear System have agreed to procedures described above in order to facilitate transfers of interests in the global notes among participants in The Depositary Trust Company, Clearstream and The Euroclear System, they are under no obligation to continue to perform those procedures. The procedures may be changed or discontinued at any time. The issuers and the trustees will have no responsibility for any other person's performance obligations under the rules and procedures governing those operations. This includes the obligations of The Depositary Trust Company, Clearstream and The Euroclear System and their participants and indirect participants.

ADDITIONAL INFORMATION CONCERNING EUROCLEAR AND CLEARSTREAM

     The Euroclear System and Clearstream hold securities for participating organizations. They facilitate the clearance and settlement of transactions in those securities between their participants through electronic book-entry changes in the participants' accounts. The Euroclear System and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. The Euroclear System and Clearstream interface with U.S. securities markets. The Euroclear System and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other
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

organizations. Indirect access to The Euroclear System and Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a The Euroclear System or Clearstream participant, either directly or indirectly.

     [                                                   ] serves as The
Euroclear System's depositary and [               ], serves as Clearstream's
depositary. When beneficial interests are to be transferred from the account of a participant to the account of a The Euroclear System participant or a Clearstream participant, the purchaser must send instructions to The Euroclear System or Clearstream through a participant at least one business day before settlement. The Euroclear System or Clearstream will instruct its depositary to receive the beneficial interests against payment. Payment will include interest attributable to the beneficial interests from and including the last payment date to and including the day before the settlement date, on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the depositary to the participant's account against delivery of the beneficial interests. After settlement has been completed, the beneficial interests will be credited to the appropriate clearing systems and will be credited by the clearing system, in accordance with its usual procedures, to the account of The Euroclear System participants or Clearstream participants. Credit for the
beneficial interests will appear on the next business day [(          )] and the
cash debit will be back-valued to, and interest attributable to the beneficial interests will accrue from, the value date, which would be the preceding business day when settlement occurs in New York. If the trade fails and settlement is not completed on the intended value date, The Euroclear System or Clearstream cash debit will instead be valued as of the actual settlement date.

     The Euroclear System participants and Clearstream participants will need to make available to their clearing system the funds necessary to process same-day funds settlement. The most direct means of doing this is to preposition funds for settlement, either from cash on hand or existing lines of credit, as the participant would for any settlement occurring within The Euroclear System or Clearstream. Under this approach, they may take on credit exposure to The Euroclear System or Clearstream until the beneficial interests are credited to their accounts one day later. Finally, day traders that use The Euroclear System or Clearstream and that purchase beneficial interests from participants for credit to The Euroclear System participants or Clearstream participants should note that these trades will automatically fail on the sale side unless affirmative action is taken to avoid these potential problems.

     Due to time zone differences in their favor, The Euroclear System participants and Clearstream participants may employ their customary procedures for transactions in which beneficial interests are to be transferred by their
clearing system, through [            ], to another participant. The seller must
send instructions to The Euroclear System or Clearstream through a participant at least one business day prior to settlement. In these cases, The Euroclear System or Clearstream will instruct its depositary to credit the beneficial interests to the participant's account against payment. Payment will include interest attributable to the beneficial interests from and including the last payment date to and including the day before the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of The Euroclear System participant or Clearstream participant the following business day, and receipt of the cash proceeds in The Euroclear System or Clearstream participant's account will be back- valued to the value date, which would be the preceding business day, when settlement occurs in New York. If The Euroclear System participant or Clearstream participant has a line of credit with its clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If the trade fails and settlement is not completed on the intended value date, receipt of the cash proceeds in The Euroclear System or Clearstream participant's account will instead be valued as of the actual settlement date.

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CERTIFICATED SECURITIES

     The global notes are exchangeable for certificated securities only

     - if the issuers notify the trustees that they elect to have notes issued in definitive registered form;

     - if the depositary

        -- notifies the issuers that it is unwilling or unable to continue as depositary for the global notes or

        -- ceases to be a clearing agency registered under the Exchange Act; or

     - if an event of default is continuing or any event which would be an event of default after notice or lapse of time or both is continuing.

Such certificated securities shall be registered in the names of the owners of the beneficial interests in the global notes as provided by the participants. Upon issuance of notes in definitive form, the trustees are required to register the notes in the name of the person or persons identified as the beneficial owners, or their nominee, as the depositary shall direct, and cause the notes to be delivered to the registered owner.

     The issuers and the trustees will not be liable for any delay by the holder of a global notes or the depositary in identifying the beneficial owners of notes. The issuers and the trustees may conclusively rely on instructions from the holder of a global notes or the depositary for all purposes and will be relying on those instructions.

SAME-DAY SETTLEMENT AND PAYMENT

     The indentures require that payments of principal or premium, if any on the notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by the holder of a global notes. With respect to certificated securities, The issuers will make all payments of principal, interest and premium, if any, by wire transfer of immediately available funds to the accounts specified by the holders of the certificated securities. If no such account is specified, the issuers will mail a check to the holder's registered address.

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                       DESCRIPTION OF STOCK BEING OFFERED

INTERMEDIATE HOLDING COMPANY EXCHANGEABLE PREFERRED STOCK

     The new intermediate holding company's exchangeable preferred stock has the rights and preferences summarized below:

     Transferability. Each share of exchangeable preferred stock shall be solely transferable as a portion of a unit, composed of one share of exchangeable preferred stock and one share of voting preferred stock issued by the parent company.

     Optional Exchange. At the option of the holders, each unit comprised of one share of the new intermediate holding company's exchangeable preferred stock and one share of the parent company's voting preferred stock, is exchangeable for stock of the parent company at an initial exchange rate of 205.56 shares of the parent company's common stock for each unit, subject to certain adjustments. These adjustments include stock splits and combinations, stock dividends, reclassifications, consolidations and mergers affecting the parent company's common stock.

     Mandatory Exchange. If the market price of the parent company's common stock equals or exceeds $3.97 per share for at least 60 consecutive trading days, the new intermediate holding company and the parent company may require the exchange of units for shares of the parent company's common stock.

     Dividends. The new intermediate holding company's exchangeable preferred stock will not be entitled to any required dividends. Dividends may be paid when and if they are declared by the new intermediate holding company's board of directors.

     Voting Rights. The new intermediate holding company's exchangeable preferred stock will be entitled to one vote per share on all matters voted on by stockholders. The new intermediate holding company's exchangeable preferred stock and its common stock will vote together as a single class on all matters, except as required by Delaware law.

     Liquidation Preference. Upon the new intermediate holding company's liquidation, dissolution or winding up, it must pay to the holders of exchangeable preferred stock $407.93 per share of exchangeable preferred stock. This liquidation preference is senior to and must be paid before any distribution or payment is made to holders of its common stock or any other series of preferred stock unless otherwise approved by the holders of majority of exchangeable preferred stock. If the assets of the new intermediate holding company are insufficient to permit full payment of this liquidation preference to the holders of exchangeable preferred stock, then the assets will be distributed pro rata among the holders of the exchangeable preferred stock.

     Change of Control Repurchase/Exchange. Upon a change of control of the parent company or the new intermediate holding company, the new intermediate holding company will offer to repurchase all outstanding shares of exchangeable preferred stock at a price of $412.01 per share. At the election of the intermediate holding company, the repurchase price may be paid in cash or by exchange of shares of the parent company's common stock. The repurchase price may not be paid in cash unless all outstanding indebtedness for money borrowed required to be paid by the intermediate holding company, whether directly or indirectly as a guarantor, as a result of the change of control or otherwise then due and payable has been paid in full. The definition of change of control is the same as for the 12% senior notes, described above on pages [117] and [118].

     Mandatory Repurchase/Exchange. The new intermediate holding company is required to repurchase all outstanding shares of exchangeable preferred stock on the ninth anniversary of the closing of the exchange at a repurchase price equal to $407.93 per share. The repurchase price may be paid in cash or, at the option of the intermediate holding company, by exchange of shares of the parent company's

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common stock. Shares of the parent company's common stock used for this exchange will be valued as follows:

     - If on the date of exchange the average closing sale prices of the parent company's common stock for the 30 trading days immediately preceding the date of exchange is equal to or greater than $1.98, the shares of the parent company's common stock will be valued at the average closing sale prices for that 30 trading day period; or

     - If on the date of exchange the closing sale price of the parent company's common stock for the 30 trading days immediately preceding the date of exchange is less than $1.98, the shares of the parent company's common stock will be valued at 95% of the average closing sale prices for that 30 trading day period.

     If the prepackaged bankruptcy plan is implemented, the old intermediate holding company will issue exchangeable preferred stock having terms that are substantially similar to those described above.

NEW PARENT COMPANY SERIES A JUNIOR VOTING PREFERRED STOCK

     The parent company's voting preferred stock has the rights and preferences summarized below:

     Transferability. Each share of voting preferred stock shall be solely transferable as a portion of a unit, comprised of one share of voting preferred stock and one share of exchangeable preferred stock issued by the intermediate holding company.

     Optional Exchange. At the option of the holders, each unit comprised of one share of the parent company's voting preferred stock and one share of the new intermediate holding company's exchangeable preferred stock is exchangeable for stock of the parent company at an initial exchange rate of 205.56 shares of parent common stock for each unit, subject to certain adjustments. These adjustments include stock splits and combinations, stock dividends, reclassifications, consolidations and mergers affecting the parent company common stock.

     Mandatory Exchange. If the market price of the parent company's common stock equals or exceeds $3.97 per share for at least 60 consecutive trading days, the parent company and the intermediate holding company may require the exchange of units for shares of the parent company's common stock.

     Dividends. The parent company's voting preferred stock will not be entitled to any required dividends. Dividends may be paid when and if they are declared by the parent company's board of directors.

     Voting Rights. The parent company's voting preferred stock will be entitled to vote together as a single class with common stock on all matters voted on by stockholders, except as required by Delaware law. Each share of voting preferred stock will be entitled to as many votes as the number of shares of common stock into which each unit is exchangeable, currently 205.56 votes per share.

     Liquidation Preference. Upon the parent company's liquidation, dissolution or winding up, the parent company must pay to the holders of voting preferred stock $.001 per share of voting preferred stock. This liquidation preference is junior to and subject to the prior payment of any distribution or amount in respect of any other series of preferred stock. If the assets of the parent company are insufficient to permit full payment of this liquidation preference to the holders of voting preferred stock, then the assets will be distributed pro rata among the holders of the voting preferred stock.

     Change of Control Repurchase/Exchange. Upon a change of control of the parent company or the new intermediate holding company, the parent company will offer to repurchase all outstanding shares of voting preferred stock at a price of $.001 per share. At the election of the parent company, the repurchase price may be paid in cash or by exchange of shares of the parent company's common stock. The purchase price may not be paid in cash until all outstanding indebtedness for money borrowed required to be paid by the parent company, whether directly or indirectly as a guarantor, as a result of the change of control or

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otherwise then due and payable has been paid in full. The definition of change of control is the same as for the 12% senior notes described above on pages [117] and [118].

     Mandatory Repurchase/Exchange. The parent company is required to repurchase all outstanding shares of voting preferred stock on the ninth anniversary at the closing of the exchange at a repurchase price equal to $.001 per share. The repurchase price may be paid in cash or, at the option of the parent company, by exchange of shares of parent common stock. Shares of parent company common stock used for this exchange will be valued as follows:

     - If on the date of exchange the average closing sale prices of the parent company's common stock for the 30 trading days immediately preceding the date of exchange is equal to or greater than $1.98, the shares of parent company common stock will be valued at the average closing sale prices for that 30 trading day period; or

     - If on the date of exchange the closing sale price of the parent company's common stock for the 30 trading days immediately preceding the date of exchange is less than $1.98, the shares of parent company common stock will be valued at 95% of the average closing sale prices for that 30 trading day period.

     The full terms of the new preferred stock are set forth in Annex B.

PARENT COMPANY COMMON STOCK

     For a description of the parent company's common stock being offered in the exchange offer, see "Description of Outstanding Equity Securities -- Parent Company" below.

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                  DESCRIPTION OF OUTSTANDING EQUITY SECURITIES

PARENT COMPANY

     The parent company's authorized capital stock consists of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of the authorized shares of preferred stock, 818,228 shares have been designated Series A junior voting preferred stock, 500,000 shares have been designated Series B preferred stock, 250,000 shares have been designated Series C preferred stock, 1,250,000 shares have been designated Series F preferred stock and 7,181,772 shares remain undesignated. Each share of the parent company's capital stock has a par value of $.01 per share. As of May 16, 2001, the parent company had issued and outstanding 182,434,590 shares of common stock, 250,000 shares of Series C preferred stock and 1,015,000 shares of Series F preferred stock.

  Common Stock

     Holders of the parent company's common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. They are entitled to receive dividends when and if declared by the parent company's board of directors and to share, on the basis of their shareholdings, in the parent company's assets that are available for distribution to its stockholders in the event of liquidation. These rights of the common stock are subject to any preferences or participating or similar rights of any series of preferred stock that is outstanding at the time. Holders of the parent company's common stock have no preemptive, subscription, redemption or conversion rights. Holders of the parent company's common stock do not have cumulative voting rights.

  Preferred Stock

     The parent company's board of directors is authorized, without any further action by its stockholders, to issue preferred stock from time to time in one or more series and to fix the voting, dividend, conversion, redemption and liquidation rights and preferences of any such series and whatever other designations, preferences and special rights the board of directors may decide upon. The parent company does not have any present plans to issue shares of its preferred stock, other than the shares of voting preferred stock, and the Series C preferred stock and Series F preferred stock currently outstanding.

  Series C Preferred Stock

     The parent company's Series C preferred stock has the rights and preferences summarized below:

     Conversion. The parent company's Series C preferred stock was convertible into common stock of the parent company at an initial conversion rate of 6.06 shares of common stock for each share of Series C preferred stock, subject to certain adjustments. These adjustments include the issuance by the parent company of common stock, or rights or options for common stock, at a price less than the market price of the common stock. The conversion of the Series C preferred stock automatically adjusts on a quarterly basis to reflect the accrual of dividends to the extent that dividends are not paid on a current basis in cash or stock. Until July 1, 2001, the conversion rate will be 7.5961-to-1, so that 1,899,027 shares of common stock are issuable upon the conversion of all shares of Series C preferred stock in the aggregate. This aggregate number of common shares increases by approximately 37,000 shares per quarter.

     Dividends. The parent company's Series C preferred stock earns dividends at an annual rate of 8.0% payable when declared quarterly in cash or, at the parent company's option, through the issuance of shares of its common stock valued at 95% of the then prevailing market price. If not paid quarterly, dividends accumulate and become payable upon redemption or conversion of the Series C preferred stock or upon the parent company's liquidation.

     Voting Rights. So long as at least 50% of the Series C preferred stock remains outstanding, the holders of the Series C preferred stock have the right, voting as a separate class, to designate one member of the parent company's board of directors and one member of the intermediate holding company's board

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of directors. The director has the right to be a member of any committee of either board of directors. On all other matters, the parent company's Series C preferred stock and its common stock vote together as a single class. Each share of Series C preferred stock is entitled to as many votes as the number of shares of common stock into which it is convertible (7.5961 prior to July 1, 2001).

     Liquidation Preference. Upon the parent company's liquidation, dissolution or winding up, before any distribution or payment is made to holders of its common stock, the parent company must pay to the holders of Series C preferred stock $100.00 per share of Series C preferred stock, subject to specified adjustments, plus any accrued and unpaid dividends on such shares of Series C preferred stock. If the assets of the parent company are insufficient to permit full payment of this liquidation preference to the holders of Series C preferred stock, then the assets will be distributed pro rata among the holders of the Series C preferred stock.

     Redemption. Holders of Series C preferred stock may require the parent company to redeem the Series C preferred stock in the year 2005 for an amount equal to the amount of the liquidation preference of the Series C preferred stock. The parent company may elect to pay the redemption price in cash or in common stock valued at 95% of its then prevailing market price. Series C preferred stock is subject to redemption for cash or common stock at the parent company's option in specified circumstances.

  Series F Preferred Stock

     The parent company's Series F preferred stock has the rights and preferences summarized below:

     Conversion. The Series F preferred stock is not convertible into the parent company's common stock.

     Dividends. The Series F preferred stock earns dividends at an annual rate of 12% on the liquidation preference per share. Dividends are payable when declared quarterly in cash or, at the parent company's option so long as shares of the parent company's common stock remain listed on the Nasdaq National Market or another national securities exchange, through the issuance of shares of its common stock valued at the then prevailing market price. If not paid quarterly, dividends are added to the liquidation preference of the share of Series F preferred stock as of the date they were payable and remain a part of the liquidation preference until the dividends are paid. For purposes of determining the dollar amount of quarterly dividends, the liquidation preference in effect on each December 31 is used for the December 31 dividend calculation and for the calculation of the dividend for each of the next three successive quarterly dividend payment dates. As a result, accrued and unpaid quarterly dividends on the Series F preferred stock are added to the liquidation preference and are compounded annually.

     Voting Rights. The parent company may not, without the approval of holders of at least a majority of the then outstanding shares of Series F preferred stock voting together as a single class, (1) authorize, increase the authorized number of shares of, or issue, any shares of its capital stock ranking prior to or equal to the Series F preferred stock, (2) increase the authorized number of shares of, or issue any shares of Series F preferred stock, or (3) authorize or adopt any amendment to its Restated Certificate of Incorporation that would affect adversely the preferences or rights of the Series F preferred stock. Additionally, unless specified conditions are met, the parent company may not participate in any merger or consolidation or sell substantially all of its assets without the approval of holders of at least a majority of the then outstanding shares of Series F preferred stock voting together as a single class. Holders of Series F preferred stock are not entitled to vote on any other matter, except as required by Delaware law.

     Liquidation Preference. Upon the parent company's liquidation, dissolution or winding up, before any distribution or payment is made to holders of common stock but after the parent company pays the applicable liquidation preference to holders of Series C preferred stock, the parent company must pay to the holder of Series F preferred stock an amount equal to (1) $100.00 per share of Series F preferred stock, subject to specified adjustments, plus (2) any accrued dividends that have not been paid on the applicable quarterly dividend payment date, plus (3) an amount equal to all accrued and unpaid dividends accrued on the share of Series F preferred stock during the period from the immediately preceding

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dividend payment date through the date in question. If, after payment of the applicable liquidation preference to the holders of our Series C preferred stock, the parent company's assets are insufficient to permit full payment of this liquidation preference to the holders of the Series F preferred stock, then the assets will be distributed pro rata among the holders of the Series C preferred stock.

     Redemption. The parent company is required to redeem all outstanding shares of Series F preferred stock on the tenth anniversary of the date that the Series F preferred stock is issued at a redemption price equal to the liquidation preference then in effect payable in cash or, at our option so long as shares of the parent company's common stock remain listed on the Nasdaq National Market or another national securities exchange, through the issuance of shares of its common stock valued at the then prevailing market price. Additionally, shares of Series F preferred stock are redeemable, in whole or in part, at the parent company's option at any time at a redemption price equal to the liquidation preference then in effect payable in cash or, at the parent company's option so long as shares of its common stock remain listed on the Nasdaq National Market or another national securities exchange, through the issuance of shares of its common stock valued at the then prevailing market price.

  Warrants

     In connection with our acquisition of MobileMedia Communications, Inc. in 1999, the parent company issued:

     - warrants to acquire up to 1,225,220 shares of the parent company's common stock to the standby purchasers, and

     - warrants to acquire up to 14,890,202 shares of the parent company's common stock to persons who were holders of record of its common stock and its Series C preferred stock on January 27, 1999.

     The warrant exercise price is $9.03 per share. This exercise price was determined by negotiations between us and MobileMedia. These warrants will expire on September 1, 2001.

     In connection with the issuance of the parent company's common stock for convertible subordinated debentures in October 1999, the parent company issued warrants to purchase 540,487 shares of its common stock at $9.03 per share. These warrants also expire on September 1, 2001.

     The warrant exercise price and the number of shares purchasable upon exercise of the warrants is subject to adjustment from time to time upon the occurrence of stock dividends, stock splits, reclassifications, issuances of stock or options at prices below prevailing market prices and other events described in the warrant agreement. The parent company may irrevocably reduce the warrant exercise price for any period of at least 20 calendar days to any amount that exceeds the par value of common stock.

  Registration Rights

     Persons who purchased shares of the parent company's common stock as standby purchasers in connection with the MobileMedia acquisition have demand registration rights which may be exercised no more than twice. These demand rights entitle these stockholders to require the parent company to register all or any portion of their shares of its common stock for public resale by the holders. The parent company has also agreed to provide the same stockholders "piggyback" registration rights with respect to other offerings filed by it. These piggyback rights entitle any of these stockholders to include their shares of the parent company's common stock in a registration statement for shares that the parent company wishes to sell, unless the underwriters for the shares believe that the number of shares included in the registration statement should be limited for marketing reasons. In that case, these stockholders would be entitled to include the same percentage of the shares they own as the percentage that any other stockholder participating in the offering is entitled to include.

     The holders of the parent company's Series C preferred stock and the former stockholders of PageCall, Inc. are also entitled to demand rights and piggyback registration rights. The demand rights

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entitle the holders of at least 25% of the outstanding shares of Series C preferred stock to require the parent company to register their shares of its common stock in a public resale having an aggregate offering price exceeding $1.0 million. The piggyback rights entitle all holders of Series C preferred stock to include their shares of the parent company's common stock in a registration statement for shares that the parent company wishes to sell, unless the underwriters for the shares believe that the number of shares included in the registration statement should be limited for marketing reasons. In that case, Series C preferred stockholders would be entitled to include the same percentage of the shares they own as the percentage that any other stockholder participating in the offering is entitled to include.

     Certain funds affiliated with Resurgence Asset Management which own, in the aggregate, approximately 16 million shares of the parent company's common stock are also entitled to demand rights and piggyback registration rights. The demand rights entitle these stockholders to require the parent company to register all or any portion of their shares of its common stock in a public resale having an aggregate offering price exceeding $1.0 million. The piggyback rights entitle these stockholders to include their shares of the parent company's common stock in a registration statement for shares that the parent company wishes to sell, unless the underwriters for the shares believe that the number of shares included in the registration statement should be limited for marketing reasons. In that case, the stockholders would be entitled to include the same percentage of the shares they own as the percentage that any other stockholder participating in the offering is entitled to include.

     Holders of the parent company's Series F preferred stock are also entitled to demand and piggyback registration rights. The demand registration rights entitle holders of outstanding shares of Series F preferred stock and shares of the parent company's common stock issued upon redemption of Series F preferred stock to require the parent company to register those shares in a public resale having an aggregate offering price exceeding $1.0 million. The piggyback registration rights also entitle holders of Series F preferred stock to include their shares of Series F preferred stock or common stock issued upon redemption of Series F preferred stock in a registration statement for shares that the parent company wishes to sell, unless the underwriters for the shares believe that the number of shares included in the registration statement should be limited for marketing reasons. In that case, holders of Series F preferred stock or common stock issued upon redemption of Series F preferred stock are entitled, with some exceptions, to include the same percentage of the shares they own as the percentage that any other stockholder participating in the offering is entitled to include.

  Foreign Ownership Restrictions

     Under the Communications Act of 1934, not more than 25% of the parent company's capital stock may be owned or voted by aliens or their representatives, a foreign government or its representative or a foreign corporation if the Federal Communications Commission finds that the public interest would be served by denying such ownership. Accordingly, the parent company's restated certificate of incorporation provides that it may redeem outstanding shares of our stock from holders if the continued ownership of its stock by those holders, because of their foreign citizenship or otherwise, would place the Federal Communications Commission licenses held by us in jeopardy. Required redemptions, if any, will be made at a price per share equal to the lesser of the fair market value of the shares, as defined in our restated certificate of incorporation or, if such shares were purchased within one year prior to the redemption, the purchase price of such shares.

  Anti-Takeover Provisions

     Provisions of Delaware law and the parent company's restated certificate of incorporation and bylaws could delay, make more difficult or prevent its acquisition and the removal of its incumbent officers and directors. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company

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outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     Stockholder Rights Plan.

     In October 1995, the parent company's board of directors adopted a stockholder rights plan. Under the rights plan, each outstanding share of the parent company's common stock has attached to it one preferred stock purchase right, or a right. The rights trade automatically with shares of the parent company's common stock and become exercisable only under the circumstances described below.

     The purpose of the rights is to encourage potential acquirers to negotiate with the parent company's board of directors before attempting a takeover bid and to provide the board of directors with leverage in negotiating on behalf of the parent company's stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. They should not, however, interfere with any merger or other business combination approved by the parent company's board of directors.

     Each right entitles its holder to purchase from the parent company a fractional share of the parent company's Series B preferred stock at a cash purchase price of $150.00 per fractional share of preferred stock, subject to adjustment. The rights automatically attach to and trade together with each share of common stock.

     Each fractional share of preferred stock has voting, dividend and liquidation rights equivalent to one share of the parent company's common stock. As a result, a stockholder who purchases all of the preferred stock fractional shares that it is entitled to purchase will double its voting power, dividend rights and liquidation rights.

     The rights are not exercisable or transferable separately from the shares of the parent company's common stock to which they are attached until ten business days following the earlier of:

     - a public announcement that an acquiring person, or group of affiliated or associated acquiring persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the parent company's common stock, or up to 33% in certain specified circumstances described below, or

     - the commencement of a tender offer or exchange offer that would result in a person or group individually owning 30% or more of then outstanding shares of the parent company's common stock.

     The rights will not become exercisable, however, if the acquiring person offers to purchase all outstanding shares of the parent company's common stock and the parent company's independent directors determine that such offer is fair to the parent company's stockholders and in their best interests.

     If the rights become exercisable, each holder of a right, other than the acquiring person, will be entitled to use the $150.00 exercise price of the right to purchase fractional shares of preferred stock. All rights that are beneficially owned by an acquiring person will terminate in these circumstances. Therefore, the acquiring person will not increase its voting, dividend or liquidation rights.

     If an acquiring person acquires the parent company's common stock and either:

     - the parent company is acquired in a merger or other business combination transaction in which it are not the surviving corporation or the parent company's common stock is changed or exchanged, except for a merger that follows an offer determined to be fair by the parent company's independent directors as described above, or

     - 50% or more of the parent company's assets or earning power is sold or transferred,

then each holder of a right, other than the acquiring person, will be entitled to use the $150.00 exercise price of the purchase right to purchase shares of common stock of the acquiring company at one-half of the then current market price of the acquiring company's common stock.

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     The rights are not currently exercisable. In connection with our June 1999 acquisition of MobileMedia Communications, Inc. and other transactions, the parent company amended the stockholder rights plan to permit four significant stockholders to acquire, without becoming an acquiring person, shares of its outstanding stock up to specified limits. Currently, the specified limits are 23.9% of our outstanding stock for W.R. Huff, 21.3% for Whippoorwill, 18% for Citigroup, Inc. and 25.0% for Resurgence.

     The parent company amended the stockholder rights plan in connection with our acquisition of PageNet to allow that acquisition to take place without causing the rights to become exercisable. It also amended the stockholder rights plan to permit Nextel to invest approximately $75.0 million in the parent company's Series F preferred stock without causing the rights to become exercisable.

     Classified Board of Directors.

     The parent company's restated certificate of incorporation and bylaws provide that its board of directors is divided into three classes, with the terms of each class expiring in a different year. The bylaws provide that the number of directors is fixed from time to time exclusively by the board of directors, but shall consist of not more than 15 nor less than three directors. A majority of the board of directors then in office has the sole authority to fill in any vacancies on the board of directors. The parent company's restated certificate of incorporation provides that directors may be removed only by the affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of stock, voting together as a single class.

     Stockholder Actions and Meetings.

     The parent company's restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting.

     The parent company's restated certificate of incorporation and bylaws provide that special meetings of stockholders can be called by the chairman of the board, pursuant to a resolution approved by a majority of the total number of directors which we would have if there were no vacancies on the board of directors, or by stockholders owning at least 20% of the parent company's stock entitled to vote at the meeting. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the chairman of the board, or at the request of a majority of the members of the board of directors, or as specified in the stockholders' call for a meeting.

     The parent company's bylaws set forth an advance notice procedure with regard to the nomination of candidates for election as directors who are not nominees of the board of directors. The bylaws provide that any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors only if detailed written notice has been given to the parent company's secretary within specified time periods.

    Amendment of Certain Provisions of the Parent's Company's Certificate Of Incorporation And Bylaws.

     The parent company's restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all of its then outstanding shares of stock, voting together as a single class, to amend specified provisions of the restated certificate of incorporation. These include provisions relating to the removal of directors, the prohibition on stockholder action by written consent instead of a meeting, the procedural requirements of stockholder meetings and the adoption, amendment and repeal of certain articles of the bylaws.

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     Consideration of Non-Economic Factors in Acquisitions.

     The parent company's restated certificate of incorporation empowers its board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

     - comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the capital stock, our estimated current value in a freely negotiated transaction, and our estimated future value as an independent entity;

     - the impact of such a transaction on our subscribers and our employees and its effect on the communities in which we operate; and

     - our ability to fulfill our objectives under applicable statutes and regulations.

     Restrictions on Purchases of Stock.

     The parent company's restated certificate of incorporation prohibits its from repurchasing any of its shares from any person, entity or group that beneficially owns 5% or more of our then outstanding voting stock at a price exceeding the average closing price for the twenty trading business days prior to the purchase date, unless a majority of our disinterested stockholders approves the transaction. A disinterested stockholder is a person who holds less than 5% of the parent company's voting power. This restriction on purchases by the parent company does not apply to:

     - any offer to purchase a class of the parent company's stock which is made on the same terms and conditions to all holders of the class of stock;

     - any purchase of the parent company's stock owned by such a 5% stockholder occurring more than two years after such stockholder's last acquisition of the parent company's stock;

     - any purchase of the parent company's stock in accordance with the terms of any stock option or employee benefit plan; or

     - any purchase at prevailing marketing prices pursuant to a stock repurchase program.

     Delaware Anti-Takeover Statute.

     Section 203 of the Delaware corporations statute is applicable to publicly held corporations organized under the laws of Delaware, including the parent company. Subject to various exceptions, Section 203 provides that a corporation may not engage in any "business combination" with any "interested stockholder" for a three-year period after such stockholder becomes an interested stockholder unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions which result in a financial benefit to the interested stockholder. Subject to various exceptions, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting stock or was the owner of 15% or more of the outstanding voting stock within the previous three years. Section 203 may make it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. The stockholders may elect not to be governed by Section 203, by adopting an amendment to the corporation's certificate of incorporation or bylaws which becomes effective twelve months after adoption. The parent company's restated certificate of incorporation and bylaws do not exclude it from the restrictions imposed by Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors.

OLD INTERMEDIATE HOLDING COMPANY

     The old intermediate holding company's capital stock consists of 1,000 shares of common stock, par value of $0.01 per share. As of March 31, 2001, the old intermediate holding company had issued and outstanding 848.7499 shares of its common stock, all of which were held by the parent company. Holders of the old intermediate holding company's common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. They are entitled to receive dividends when and if declared by the old intermediate holding company's board of directors and to share, on the basis of their shareholdings, in the old intermediate holding company's assets that are available for distribution to its stockholders in the event of liquidation. Holders of the old intermediate holding company's common stock have no preemptive, subscription, redemption or conversion rights. Holders of the old intermediate holding company's common stock do not have cumulative voting rights.

     If the exchange offer is not consummated but the prepackaged bankruptcy plan is approved, the old intermediate holding company's authorized capital stock will be amended so that it is the same as the capitalization of the new intermediate holding company as described below.

NEW INTERMEDIATE HOLDING COMPANY

     We expect that the new intermediate holding company's capital stock will consist of 20,000,000 shares of common stock and 818,228 shares of preferred stock. All 818,228 shares of preferred stock will be designated as exchangeable preferred stock. See "Description of Notes Being Offered."

OPERATING COMPANY

     The operating company's capital stock consists of 400,000 shares of common stock, par value of $0.01 per share. As of March 31, 2001, the operating company had issued and outstanding 371,370 shares of its common stock, all of which were held by the old intermediate holding company. We expect that following the consummation of the exchange offer, all of the issued and outstanding shares of the operating company's common stock will be held by the new intermediate holding company. Holders of the operating company's common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. They are entitled to receive dividends when and if declared by the operating company's board of directors and to share, on the basis of their shareholdings, in the operating company's assets that are available for distribution to its stockholders in the event of liquidation. Holders of the operating company's common stock have no preemptive, subscription, redemption or conversion rights. Holders of the operating company's common stock do not have cumulative voting rights.

                      DESCRIPTION OF NOTES TO BE TENDERED

     The following section summarizes the most important terms of the five series of outstanding notes that we are seeking to reacquire through the exchange offer. For more details about the terms of these notes, see Annexes F, G, H, I and J.

OLD INTERMEDIATE HOLDING COMPANY SENIOR NOTES

     We are soliciting tenders of the following four series of outstanding senior notes of the old intermediate holding company, Arch Wireless Communications, Inc.:

ACCRETED/PRINCIPAL
AMOUNT AT 6/30/01    INTEREST RATE    MATURITY DATE    INTEREST PAYMENT DATES
------------------   -------------   ----------------  ----------------------
  $  125,000,000        9 1/2%       February 1, 2004  February 1, August 1
  $  100,000,000           14%       November 1, 2004  May 1, November 1
  $  128,309,133       12 3/4%       July 1, 2007      January 1, July 1
  $  141,568,003       13 3/4%       April 15, 2008    April 15, October 15

     Collateral; Priority; Structural Subordination.

     The 9 1/2% senior notes and the 14% senior notes are secured on an equal basis with our obligations under the secured credit facility, by a security interest in the assets of the operating company and some of its subsidiaries as follows:

     - all assets of the operating company other than the stock of its subsidiaries;

     - all assets of MobileMedia Communications and its subsidiaries;

     - assets acquired by PageNet and its subsidiaries after November 10, 2000; and

     - assets acquired by the other subsidiaries of the operating company after June 29, 1998.

     Substantially all of the other assets of the old intermediate holding company and its subsidiaries have been pledged to secure the obligations of the operating company under the secured credit facility.

     The claims of the holders of the 12 3/4% senior notes and the 13 3/4% senior notes, and any unsecured claims of the holders of 9 1/2% senior notes and 14% senior notes, are of equal priority against the assets of Arch Wireless Communications, Inc. and are structurally subordinated to the claims of the creditors of the subsidiaries of the old intermediate holding company against the assets of those subsidiaries.

     Redemption. The old intermediate holding company may choose to redeem any amounts of these senior notes during the periods indicated in the following table. The redemption prices will equal the indicated percentages of the principal amount or accreted value of the notes, together with accrued and unpaid interest to the redemption date:

                              9 1/2% SENIOR NOTES

REDEMPTION DATE                                               REDEMPTION PRICE
---------------                                               ----------------
Until January 31, 2002......................................      101.583%
On or after February 1, 2002................................      100.000%

                                14% SENIOR NOTES

REDEMPTION DATE                                               REDEMPTION PRICE
---------------                                               ----------------
Until October 31, 2001......................................      104.625%
November 1, 2001 to October 31, 2002........................      102.375%
On or after November 1, 2002................................      100.000%

                              12 3/4% SENIOR NOTES

REDEMPTION DATE                                               REDEMPTION PRICE
---------------                                               ----------------
July 1, 2003 to June 30, 2004...............................      106.375%
July 1, 2004 to June 30, 2005...............................      104.250%
July 1, 2005 to June 30, 2006...............................      102.125%
On or after July 1, 2006....................................      100.000%

                              13 3/4% SENIOR NOTES

REDEMPTION DATE                                               REDEMPTION PRICE
---------------                                               ----------------
April 15, 2004 to April 14, 2005............................      106.875%
April 15, 2005 to April 14, 2006............................      104.583%
April 15, 2006 to April 14, 2007............................      102.291%
On or after April 15, 2007..................................      100.000%

     In addition, until July 1, 2001, the old intermediate holding company may elect to use the proceeds of a qualifying equity offering to redeem up to 35% in principal amount or accreted value of the 12 3/4% senior notes until July 1, 2001, or up to 35% in principal amount or accreted value of the 13 3/4% senior notes until April 15, 2002, at a redemption price equal to 112.75% of the principal amount or accreted value of the 12 3/4% senior notes or 113.75% of the principal amount or accreted value of the 13 3/4% senior notes, together with accrued interest. The old intermediate holding company may make such redemption, however, only if 12 3/4% senior notes with an aggregate principal amount or accreted value of at least $84.5 million remain outstanding immediately after giving effect to any such redemption of 12 3/4% senior notes, and only if 13 3/4% senior notes with an aggregate principal amount or accreted value of at least $95.6 million remain outstanding immediately after giving effect to any such redemption of 13 3/4% senior notes. The old intermediate holding company is not, however, obligated to redeem any 12 3/4% senior notes or 13 3/4% senior notes with the proceeds of any equity offering.

     Restrictive Covenants. The indentures for the senior notes limit the ability of specified subsidiaries to pay dividends, incur secured or unsecured indebtedness, incur liens, dispose of assets, enter into transactions with affiliates, guarantee parent company obligations, sell or issue stock and engage in any merger, consolidation or sale of substantially all of their assets.

     Changes in Control. Upon the occurrence of a change of control of the parent company or a principal operating subsidiary, each holder of senior notes has the right to require repurchase of its senior notes for cash. The repurchase prices for the four series of senior notes vary from 101% to 102% of the principal amount or accreted value of such notes plus accrued and unpaid interest to the date of repurchase. A change of control of a corporation, as defined in the indentures for the senior notes, includes:

     - the acquisition by a person or group of beneficial ownership of the majority of securities having the right to vote in the election of directors;

     - specified types of changes in the board of directors;

     - the sale or transfer of all or substantially all of the corporation's assets; or

     - merger or consolidation with another corporation which results in a person or group becoming the beneficial owner of a majority of the securities of the surviving corporation having the right to vote in the election of directors.

     Events of Default. The following constitute events of default under the indentures for the senior notes:

     - a default in the timely payment of interest on the senior notes if such default continues for 30 days;

     - a default in the timely payment of principal of, or premium, if any, on any of the senior notes either at maturity, upon redemption or repurchase, by declaration or otherwise;

     - the borrowers' failure to observe or perform any of their other covenants or agreements in the senior notes or in the indenture, but generally only if the failure continues for a period of 30 or 60 days after written notice of default;

     - specified events of bankruptcy, insolvency or reorganization involving the borrowers;

     - a default in timely payment of principal, premium or interest on any indebtedness for borrowed money aggregating $5.0 million or more in principal amount;

     - the occurrence of an event of default as defined in any indenture or instrument involving at least $5.0 million aggregate principal amount of indebtedness for borrowed money that gives rise to the acceleration of such indebtedness;

     - the entry of one or more judgments, orders or decrees for the payment of more than a total of $5.0 million, net of any applicable insurance coverage, against the borrowers or any of their properties; or

     - the holder of any secured indebtedness aggregating at least $5.0 million in principal amount seeks foreclosure, set-off or other recourse against assets of the borrowers having an aggregate fair market value of more than $5.0 million.

PARENT COMPANY SENIOR DISCOUNT NOTES

     We are soliciting tenders of the outstanding senior discount notes of the parent company, Arch Wireless, Inc. As of March 31, 2001, there were $137.6 million in aggregate principal amount of senior discount notes outstanding. Since March 15, 2001, interest has been accruing on the senior discount notes on at an annual rate of 10 7/8%. The interest will continue to accrue through the maturity date of March 15, 2008 and will be payable in cash twice a year on each March 15 and September 15, beginning on September 15, 2001.

     Priority; Collateral; Structural Subordination.

     The senior discount notes rank equal in right of payment to the parent company's outstanding convertible subordinated debentures. The discount notes are structurally subordinated to all liabilities of the parent company's subsidiaries. This includes the four series of senior notes issued by the old intermediate holding company as well as trade payables, capitalized lease obligations and debt that may be incurred by the parent company's subsidiaries under their bank credit facilities or other current or future financing arrangements. The senior discount notes are not secured by any collateral.

     Redemption. The parent company may choose to redeem any amounts of these senior discount notes during the periods indicated in the following table. The redemption prices will equal the indicated percentages of the principal amount of the notes, together with accrued and unpaid interest to the redemption date:

                         10 7/8% SENIOR DISCOUNT NOTES

REDEMPTION DATE                                               REDEMPTION PRICE
---------------                                               ----------------
Until March 14, 2002........................................      104.078%
March 15, 2002 to March 14, 2003............................      102.719%
March 15, 2003 to March 14, 2004............................      101.359%
On or after March 15, 2004..................................      100.000%

     Restrictive Covenants. The indenture for the senior discount notes limits the ability of specified subsidiaries to pay dividends, incur secured or unsecured indebtedness, incur liens, dispose of assets, enter into transactions with affiliates, sell or issue stock and engage in any merger, consolidation or sale of substantially all of their assets.

     Changes in Control. Upon the occurrence of a change of control of the parent company, each holder of senior discount notes has the right to require repurchase of its senior discount notes for cash. The repurchase price for the senior discount notes is 101% of the principal amount of such notes plus accrued and unpaid interest to the date of repurchase. A change of control of the parent company, as defined in the indenture for the senior discount notes, includes:

     - the acquisition by a person or group of beneficial ownership of the majority of securities having the right to vote in the election of directors;

     - specified types of changes in the board of directors;

     - the sale or transfer of all or substantially all of the parent company's assets; or

     - merger or consolidation with another corporation which results in a person or group becoming the beneficial owner of a majority of the securities of the surviving corporation having the right to vote in the election of directors.

     Events of Default. The following constitute events of default under the indenture for the senior discount notes:

     - a default in the timely payment of interest on the senior discount notes if such default continues for 30 days;

     - a default in the timely payment of principal of, or premium, if any, on the senior discount notes either at maturity, upon redemption or repurchase, by declaration or otherwise;

     - the borrowers' failure to observe or perform any of their other covenants or agreements in the senior discount notes or in the indenture, but only if the failure continues for a period of 60 days after written notice of default;

     - specified events of bankruptcy, insolvency or reorganization involving the borrowers;

     - a default in timely payment of principal, premium or interest on any indebtedness for borrowed money aggregating $5.0 million or more in principal amount;

     - the occurrence of an event of default as defined in any indenture or instrument involving at least $5.0 million aggregate principal amount of indebtedness for borrowed money that gives rise to the acceleration of such indebtedness;

     - the entry of one or more judgments, orders or decrees for the payment of more than a total of $5.0 million, net of any applicable insurance coverage, against the borrowers or any of their properties; or

     - the holder of any secured indebtedness aggregating at least $5.0 million in principal amount seeks foreclosure, set-off or other recourse against assets of the borrowers having an aggregate fair market value of more than $5.0 million.

     The provisions of the senior discount notes indenture regarding restrictive covenants, changes of control and events of default described above are substantially similar to the provisions of the indentures controlling the old intermediate holding company senior notes.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The parent company and its principal subsidiaries each have substantial amounts of outstanding indebtedness that provide necessary funding and impose various limitations on the entire group of companies' operations. This indebtedness will remain outstanding regardless of whether or not the exchange offer is consummated. See the diagrams on pages [12] through [15] of this prospectus/ disclosure statement.

OPERATING COMPANY SECURED CREDIT FACILITY

     The operating company, Arch Wireless Holdings, Inc., has a secured credit facility that as of March 31, 2001 has outstanding loans of $1,119.6 million from the Bank of New York, Royal Bank of Canada, Toronto Dominion (Texas), Inc., Barclays Bank, PLC, Fleet National Bank and other financial institutions. No further amounts may be borrowed under the secured credit facility.

     The facility currently consists of a $122.5 million reducing revolving Tranche A facility, a $64.1 million Tranche B term loan, a $662.7 million Tranche B-1 term loan and a $270.3 million Tranche C term loan. The Tranche A facility will reduce on a quarterly basis commencing March 31, 2002 and will mature on June 30, 2005. The Tranche B term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2005. The Tranche B-1 term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2006. The Tranche C term loan will amortize in annual installments commencing December 31, 2002, with an ultimate maturity date of June 30, 2006. If the restated secured credit facility becomes effective, the amortization and maturity dates will be amended as described below.

     The parent company and substantially all of our operating subsidiaries, other than subsidiaries which hold 800 and 900 MHz specialized mobile radio channel licenses and other assets that are currently in process of being sold to Nextel Communications, Inc., are either borrowers or guarantors under the secured credit facility. Direct obligations and guarantees under the facility are secured by a pledge of the capital stock of some operating subsidiaries and by security interests in various assets.

     Borrowings under the secured credit facility bear interest based on a reference rate equal to either:

     - The Bank of New York's announced alternate base rate plus a margin of between 1.125% and 5.625%, determined by comparing total debt to annualized earnings before interest, income taxes, depreciation and amortization; or

     - The Bank of New York's announced LIBOR rate, plus a margin of between 2.375% and 6.875%, determined by comparing total debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The weighted average interest rate was 9.6% on March 31, 2001 and has varied from 9.6% to 11.6% since the facility was comprehensively amended in June 1999.

     The secured credit facility requires payment of fees on the daily average amount available to be borrowed under the Tranche A facility. These fees vary depending on specified ratios of total debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The secured credit facility currently contains restrictions that limit, among other things:

     - additional indebtedness and encumbrances on assets;

     - cash dividends and other distributions;

     - mergers and sales of assets;

     - the repurchase or redemption of capital stock;

     - investments;

     - acquisitions that exceed certain dollar limitations without the lenders' prior approval; and

     - prepayment of indebtedness other than indebtedness under the secured credit facility.

     In addition, the secured credit facility requires us to meet financial covenants, including ratios of operating cash flow to fixed charges, operating cash flow to pro forma debt service, operating cash flow to interest expense and total indebtedness to operating cash flow, and minimum quarterly net revenues.

     The proposed modifications to the secured credit facility include the following:

     - the four tranches under the current agreement will be consolidated into an A term loan and a B term loan and, to the extent that A term loan lenders may elect, a revolving credit facility not to exceed $100,000,000;

     - the pricing of the loans will be modified resulting in an interest rate reduction of approximately 130 basis points on a weighted average basis;

     - the final maturity of the loans will be extended;

     - scheduled repayments of outstanding principal will be modified resulting in deferred amortization of $195,300,000 during the first three years of the modification;

     - the financial covenants will be modified to give us increased flexibility in executing our business plan;

     - the security provisions of the secured credit facility will be modified so that the collateral securing the obligations under the secured credit facility and the variable rate secured senior notes will be shared on an equal and ratable basis; and

     - the restrictive covenants will be modified to allow for the issuance of the new senior notes and new preferred and common stock in exchange for the outstanding notes.

NEXTEL INDEBTEDNESS

     On January 24, 2001, the parent company, Arch Wireless, Inc., entered into an asset acquisition agreement with Nextel Communications, Inc. pursuant to which a subsidiary of Nextel will acquire for approximately $175 million certain 800 and 900 MHz specialized mobile radio channel licenses from AWI Spectrum Co., LLC, a newly created, indirect subsidiary of the parent company. In addition, upon the acquisition of the specialized mobile radio licenses, Nextel has agreed to invest approximately $75 million in Series F preferred stock of the parent company. The new spectrum subsidiary is not permitted to engage in any business other than the ownership and maintenance of the specialized mobile radio licenses. Additionally, the new spectrum subsidiary does not and will not have any liability or obligation with respect to any of the debt obligations of the parent company or any of its other subsidiaries.

     Pursuant to the terms of the asset acquisition agreement, on February 14, 2001, Nextel made two loans to the new spectrum subsidiary: a secured loan in the principal amount of $175 million and an unsecured loan in the principal amount of $75 million. Each loan bears interest at LIBOR plus 3.25%. The new spectrum subsidiary used the proceeds from the $175 million secured loan to purchase the specialized mobile radio licenses from a different subsidiary of the parent company that previously held the specialized mobile radio licenses. The new spectrum subsidiary will hold the specialized mobile radio licenses until they are transferred to Nextel following the receipt of all required regulatory approvals. The $175 million loan from Nextel is secured by a lien on all of the assets of the new spectrum subsidiary and by a guaranty from AWI Spectrum Holdings Co., Inc., a wholly owned subsidiary of the parent company and the owner of 100% of the membership interest in the new spectrum subsidiary. The guaranty of AWI Spectrum Holdings Co., Inc. is secured by a pledge of its membership interest in the new spectrum subsidiary.

     A substantial portion of the proceeds from the $75 million unsecured loan from Nextel was used by the new spectrum subsidiary to purchase shares of Series F preferred stock from the parent company.

     The parent company used the $175 million of proceeds received for the purchase by the new spectrum subsidiary of the specialized mobile radio licenses to reduce outstanding indebtedness. The parent company intends to use the proceeds from the sale of the Series F preferred stock to the new spectrum subsidiary for working capital purposes, including the payment of interest on other existing indebtedness.

     The $175 million principal amount of the secured loan will be repaid by offsetting the purchase price of the specialized mobile radio licenses to be paid by Nextel against the loan. Interest on the secured loan may, under some circumstances, be paid by the new spectrum subsidiary in shares of Series F preferred stock. As long as the new spectrum subsidiary is not in default, the principal amount and interest under the $75 million loan will be repaid through the exchange of shares of the Series F preferred stock held by the new spectrum subsidiary upon consummation of the sale of the specialized mobile radio licenses to Nextel.

     Arch and Nextel currently expect Nextel's purchase of the specialized mobile radio licenses to be consummated in approximately four months, upon the expiration or termination of the waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval from the Federal Communications Commission of the transfer of the specialized mobile radio licenses to Nextel.

PARENT COMPANY 6 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003

     As of March 31, 2001, the parent company had outstanding $0.9 million in principal amount of 6 3/4% convertible subordinated debentures due 2003. Interest is payable twice a year on June 1 and December 1. The convertible debentures are scheduled to mature on December 1, 2003. The principal amount of the convertible debentures is currently convertible into common stock at a conversion price of $50.25 per share at any time prior to redemption or maturity.

     The parent company may choose to redeem any amount of the convertible debentures at any time, at the following redemption prices, together with accrued and unpaid interest to the redemption date:

REDEMPTION DATE                                         REDEMPTION PRICE
---------------                                   ----------------------------
Until November 30, 2001.........................  102.025% of principal amount
December 1, 2001 to November 30, 2002...........  101.350% of principal amount
December 1, 2002 to November 30, 2003...........  100.675% of principal amount
On or after December 1, 2003....................  100.000% of principal amount

     The convertible debentures represent senior unsecured obligations of the parent company and are subordinated to senior indebtedness of the parent company, as defined in the indenture. The indenture does not contain any limitation or restriction on the incurrence of senior indebtedness or other indebtedness or securities of the parent company or its subsidiaries.

     Upon the occurrence of a fundamental change, as defined in the indenture, each holder of convertible debentures has the right to require the parent company to repurchase its convertible debentures for cash, at a repurchase price of 100% of the principal amount of the convertible debentures, plus accrued interest to the repurchase date. The following constitute fundamental changes:

     - acquisition by a person or a group of beneficial ownership of stock of the parent company entitled to exercise a majority of the total voting power of all capital stock, unless such beneficial ownership is approved by the board of directors;

     - specified types of changes in the parent company's board of directors;

     - any merger, share exchange, or sale or transfer of all or substantially all of the assets of the parent company to another person, with specified exceptions;

     - the purchase by the parent company of beneficial ownership of shares of its common stock if the purchase would result in a default under any senior debt agreements to which the parent company is a party; or

     - distributions of common stock the parent company to its stockholders in specified circumstances.

     The following constitute events of default under the indenture:

     - a default in the timely payment of any interest on the convertible debentures if such default continues for 30 days;

     - a default in the timely payment of principal or premium on any convertible debenture at maturity, upon redemption or otherwise;

     - a default in the performance of any other covenant or agreement of the parent company that continues for 30 days after written notice of such default;

     - a default under any indebtedness for money borrowed by the parent company that results in more than $5.0 million of indebtedness being accelerated; or

     - the occurrence of events of bankruptcy, insolvency or reorganization with respect to the Arch group of companies.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

SCOPE AND LIMITATION

     In the opinion of Hale and Dorr LLP, counsel to Arch, this section describes the material federal income tax considerations of the exchange offer and the prepackaged bankruptcy plan and summarizes the principal federal income tax considerations of general application that noteholders should consider in deciding whether to tender their outstanding notes and to consent to the prepackaged bankruptcy plan.

     The discussion addresses:

     - certain federal income tax consequences of the exchange offer and the prepackaged bankruptcy plan to the holders of outstanding notes of Arch Wireless Communications, Inc., the old intermediate holding company, and notes of Arch Wireless, Inc., the parent company,

     - certain federal income tax consequences of the ownership and disposition of the new senior notes, preferred stock and common stock received in the exchange offer; and

     - certain federal income tax consequences of the exchange offer and the prepackaged bankruptcy plan to Arch.

     This discussion is based on the provisions of the Internal Revenue Code, final, temporary and proposed treasury regulations, and administrative and judicial interpretations, all as in effect as of the date of this prospectus and all of which are subject to change, possibly on a retroactive basis. The statements of law and legal conclusions set forth below reflect Arch's view of the appropriate interpretations of those provisions, based in part on the advice of Hale and Dorr LLP. There can be no assurance that the Internal Revenue Service will not take a contrary view as to the federal income tax consequences discussed below. No ruling from the Internal Revenue Service has been or will be sought on any of the issues discussed below. There is substantial uncertainty as to many of the federal income tax consequences discussed below.

     This discussion assumes that each holder:

     - is a citizen or resident of the United States for federal income tax purposes;

     - is a corporation, partnership, or other entity organized under the laws of the United States or any state;

     - is an estate the income of which is subject to United States federal income tax without regard to its source; or

     - is a trust (1) that is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) that has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; and

     - holds the outstanding notes, and will hold the new senior notes, preferred stock and common stock, as capital assets under Section 1221 of the Internal Revenue Code.

     The following discussion is limited to material federal income tax consequences. The discussion does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction. The discussion does not address all aspects of federal income taxation that may be applicable to a holder in light of the holder's particular circumstances or to holders subject to special treatment under federal income tax laws including, without limitation:

     - dealers in securities;

     - financial institutions;

     - life insurance companies;

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     - persons who acquired outstanding notes as part of a straddle, hedge, conversion transaction or other integrated transaction, or to whom property was or is transferred in connection with the performance of services;

     - tax-exempt entities;

     - foreign individuals and entities; and

     - persons who hold the outstanding notes through a partnership or other pass-through entity.

     EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISER CONCERNING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES APPLICABLE TO IT.

FEDERAL INCOME TAX CONSEQUENCES TO EXCHANGING HOLDERS

     The following discussion applies to holders who exchange their outstanding notes in the exchange offer or the prepackaged bankruptcy plan. The federal income tax consequences to an exchanging holder will depend upon a number of factors, including whether such exchange transaction constitutes a recapitalization or a fully taxable transaction, which depends, in part, on whether the outstanding notes held and to be received by each holder constitute "securities" for federal income tax purposes and whether the notes and stock to be received are notes and stock of the same company that issued the notes that are tendered.

     Qualification as a "Security"

     The term "securities" is not defined in the Internal Revenue Code or applicable regulations and has not been clearly defined by court decisions. The determination of whether an instrument constitutes a security for federal income tax purposes is based upon all the facts and circumstances including, but not limited to:

     - the term of the debt instrument;

     - the degree of participation and continuing interest in the business;

     - the extent of proprietary interest compared with the similarity of the note to a cash payment;

     - the overall purpose of the advances;

     - whether the instrument is secured;

     - the degree of subordination of the instrument;

     - the ratio of debt to equity of the issuer;

     - the riskiness of the business of the issuer; and

     - the negotiability of the instrument.

Although the determination of whether an instrument constitutes a "security" is based upon all facts and circumstances, the term of the debt instrument is usually considered the most significant factor. In general, a bona fide debt instrument which has a term of ten years or more is more likely to be classified as a "security."

  EXCHANGE OF THE 10 7/8% SENIOR DISCOUNT NOTES OF ARCH WIRELESS, INC.

     Exchange of the 10 7/8% Senior Discount Notes Pursuant to the Exchange
Offer

     Pursuant to the terms of the exchange offer, exchanging holders will receive common stock of the parent company and units comprised of voting preferred stock of the parent company and exchangeable preferred stock of Arch Transition Corp., the new intermediate holding company, which are together exchangeable for common stock of the parent company, in exchange for their 10 7/8% senior discount notes of the parent company. The exchange of the 10 7/8% senior discount notes of the parent company for

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exchangeable preferred stock of the new intermediate holding company and common stock and voting preferred stock of the parent company will qualify as a "recapitalization" for federal income tax purposes if the tendered notes constitute "securities" for federal income tax purposes. Based upon the original term of the 10 7/8% discount notes, which is more than 10 years, and other relevant factors, such notes are likely to be classified as securities; however, this conclusion is not entirely free from doubt. Holders of such notes should consult their own tax advisors and make their own independent determination regarding whether such notes constitute securities.

     Qualification as a "Recapitalization"

     If the exchange of the 10 7/8% senior discount notes of the parent company for exchangeable preferred stock of the new intermediate holding company and common stock and voting preferred stock of the parent company qualifies as a recapitalization, subject to the discussion below as to accrued but unpaid interest, a holder will realize, but not necessarily recognize as taxable income, gain or loss on the exchange in an amount equal to the difference between:

     - the fair market value of the common stock, the voting preferred stock and exchangeable preferred stock received as of the date of the exchange, other than common stock and preferred stock treated as received in exchange for accrued but unpaid interest as discussed below; and

     - the holder's adjusted tax basis in the tendered notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below.

     However, a holder will recognize gain, but not loss, on the exchange in an amount equal to the lesser of:

     - the realized gain; or

     - the fair market value of the exchangeable preferred stock of the new intermediate holding company.

     Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the notes for more than one year at the time of the exchange.

     Except for the common stock and voting preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, a holder will have an aggregate tax basis in the common stock and voting preferred stock of the parent company equal to the holder's adjusted tax basis in the outstanding notes exchanged, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below, decreased by the fair market value of the exchangeable preferred stock of the new intermediate holding company received and increased by the amount of gain recognized by the holder on the exchange. The holder's aggregate tax basis determined as discussed in the preceding sentence should be allocated between the common stock and voting preferred stock of the parent company in proportion to the fair market value of the common stock and voting preferred stock of the parent company as of the date of the exchange. Except for the common stock and voting preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, the holding period for the common stock and voting preferred stock of the parent company will include the holding period of the tendered notes. A holder will have a tax basis in the exchangeable preferred stock of the new intermediate holding company equal to its fair market value as of the date of the exchange, and the holding period for the exchangeable preferred stock of the new intermediate holding company will begin on the date immediately following the date of the exchange.

     Failure to Qualify as a "Recapitalization"

     If the 10 7/8% senior discount notes do not constitute securities, the exchange of such notes for exchangeable preferred stock of the new intermediate holding company and common stock and voting preferred stock of the parent company will not qualify as a recapitalization, but instead will be treated as a taxable exchange under section 1001 of the Internal Revenue Code. In such event, subject to the

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discussion below as to accrued but unpaid interest, a holder will recognize gain or loss on the exchange in an amount equal to the difference between:

     - the fair market value of the voting preferred stock, exchangeable preferred stock and common stock received as of the date of the exchange, other than preferred stock and common stock treated as received in exchange for accrued but unpaid interest as discussed below, and

     - the holder's adjusted tax basis in the tendered notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below.

Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the notes for more than one year at the time of the exchange. A holder's tax basis in the shares of voting preferred stock, exchangeable preferred stock and common stock received will be equal to their respective fair market values as of the date of the exchange, and the holding period for the shares of voting preferred stock, exchangeable preferred stock and common stock will begin on the day immediately following the date of the exchange.

     Exchange of the 10 7/8% Senior Discount Notes Pursuant to the Prepackaged Bankruptcy Plan

     Qualification as a "Recapitalization"

     Pursuant to the prepackaged bankruptcy plan, the 10 7/8% senior discount notes will be exchanged for common stock of the parent company and units comprised of voting preferred stock of the parent company and exchangeable preferred stock of Arch Wireless Communications, Inc., the old intermediate holding company, which are together exchangeable for common stock of the parent company. The exchange of the 10 7/8% senior discount notes of the parent company for exchangeable preferred stock of the old intermediate holding company and voting preferred stock and common stock of the parent company will qualify as a "recapitalization" for federal income tax purposes if the tendered notes constitute "securities."

     If the exchange of the 10 7/8% senior discount notes of the parent company for exchangeable preferred stock of the old intermediate holding company and voting preferred stock and common stock of the parent company qualifies as a recapitalization, a holder will recognize gain or loss on the exchange as discussed above in the section entitled "Exchange of the 10 7/8% Senior Discount Notes Pursuant to the Exchange Offer -- Qualification as a 'Recapitalization"' except that any reference in that section to exchangeable preferred stock of the new intermediate holding company should be replaced by exchangeable preferred stock of the old intermediate holding company.

     Failure to Qualify as a "Recapitalization"

     If the 10 7/8% senior discount notes do not constitute securities, the exchange of such notes of the parent company for exchangeable preferred stock of the old intermediate holding company and voting preferred stock and common stock of the parent company will not qualify as a recapitalization, but instead will be treated as a taxable exchange under section 1001 of the Internal Revenue Code. In such event, a holder will recognize gain or loss as discussed above in the section entitled "Exchange of the 10 7/8% Senior Discount Notes Pursuant to the Exchange Offer -- Failure to Qualify as a 'Recapitalization"' except that any reference in that section to exchangeable preferred stock of the new intermediate holding company should be replaced by exchangeable preferred stock of the old intermediate holding company.

  EXCHANGE OF THE 12 3/4% SENIOR NOTES AND 13 3/4% SENIOR NOTES OF ARCH WIRELESS COMMUNICATIONS, INC.

     Exchange of the 12 3/4% Senior Notes and 13 3/4% Senior Notes Pursuant to the Exchange Offer

     Pursuant to the exchange offer, an exchanging holder will receive new 12% senior notes of the new intermediate holding company and units comprised of voting preferred stock of the parent company and exchangeable preferred stock of the new intermediate holding company, which are together exchangeable for common stock of the parent company, in exchange for the 12 3/4% senior notes and
13 3/4% senior notes of the old intermediate holding company.
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

     The exchange of the 12 3/4% senior notes and 13 3/4% senior notes of the old intermediate holding company for new 12% senior notes and exchangeable preferred stock of the new intermediate holding company and voting preferred stock of the parent company will qualify as a "recapitalization" for federal income tax purposes if (1) the new intermediate holding company is treated as a continuation of the old intermediate holding company for federal income tax purposes and (2) the tendered notes constitute "securities" for federal income tax purposes, as discussed above. Based upon the original term of each of the 12 3/4% senior notes and 13 3/4% senior notes, which is 9 years, and other relevant factors, such notes are likely to be classified as securities; however, this conclusion is not entirely free from doubt. Holders of such notes should consult their own tax advisors and make their own independent determination regarding whether such notes constitute securities.

     Treatment of the New Intermediate Holding Company as the Old Intermediate Holding Company

     Prior to the exchange offer, the old intermediate holding company will create a wholly owned subsidiary, the new intermediate holding company, to which the old intermediate holding company will contribute all of its assets. The outstanding notes of the old intermediate holding company will be exchanged for notes of the new intermediate holding company. Then, the old intermediate holding company will be merged into the parent company.

     The Internal Revenue Service may be willing to disregard the form of the transactions and integrate the incorporation of the new intermediate holding company and the liquidation of the old intermediate holding company into one transaction for tax purposes under the "liquidation-reincorporation" doctrine.

     If the Internal Revenue Service disregards the form of the transactions and integrates the transfer of the old intermediate holding company's assets to the new intermediate holding company and the merger of the old intermediate company into the parent company into one transaction, the integrated transactions will be treated as a "reorganization" for federal income tax purposes coupled with the assumption by the parent company of the old intermediate holding company's debt represented by the untendered notes. Accordingly, the new intermediate holding company will be treated as a continuation of the old intermediate holding company for federal income tax purposes.

     Arch intends to take the position that the new intermediate holding company is a continuation of the old intermediate holding company for federal income tax purposes. Under existing law, this position is not free from doubt. Whether the new intermediate holding company will be treated as a continuation of the old intermediate holding company depends on all the facts and circumstances. All holders of tendered notes should consult their own tax advisors regarding whether the new intermediate holding company will be treated as the old intermediate holding company and make their own independent determination whether the exchange of the tendered notes for new senior notes of the new intermediate holding company may be reported for tax purposes as a recapitalization.

     Qualification as a "Recapitalization"

     If (1) the new intermediate holding company is treated as a continuation of the old intermediate holding company for federal income tax purposes and (2) the tendered notes constitute securities, the exchange of the 12 3/4% senior notes and 13 3/4% senior notes for new 12% senior notes and exchangeable preferred stock of the new intermediate holding company and voting preferred stock of the parent company will qualify as a "recapitalization" for federal income tax purposes.

     In such event, subject to the discussion below as to accrued but unpaid interest, a holder will realize, but not necessarily recognize as taxable income, gain or loss on the exchange in an amount equal to the difference between:

     - the sum of the issue price of the new 12% senior notes, as determined below, and the fair market value of the voting and exchangeable preferred stock, including the fair market value of the exchange feature, received as of the date of the exchange, other than new 12% senior notes and

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

       preferred stock treated as received in exchange for accrued but unpaid interest as discussed below; and

     - the holder's adjusted tax basis in the tendered notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below.

     However, a holder will recognize gain, but not loss, on the exchange in an amount equal to the lesser of:

     - the realized gain; or

     - the fair market value of the voting preferred stock of the parent company, the fair market value of the right to exchange the exchangeable preferred stock of the new intermediate holding company for common stock of the parent company and, if the new 12% senior notes do not constitute securities, the fair market value of the new 12% senior notes received.

     Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the notes for more than one year at the time of the exchange.

     If the new 12% senior notes constitute securities, except for the new 12% senior notes and exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, a holder will have an aggregate tax basis in the new 12% senior notes and exchangeable preferred stock of the new intermediate holding company equal to the holder's adjusted tax basis in the outstanding notes exchanged, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below, decreased by the fair market value of the voting preferred stock of the parent company and the fair market value of the right to exchange the exchangeable preferred stock of the new intermediate holding company for common stock of the parent company, and increased by the amount of gain recognized by the holder on the exchange. The holder's aggregate tax basis determined as discussed in the preceding sentence should be allocated between such new 12% senior notes and exchangeable preferred stock of the new intermediate holding company in proportion to the issue price of such notes, determined as discussed below, and the fair market value of the exchangeable preferred stock at the date of the exchange. Except for the new 12% senior notes and exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, the holding period for the new 12% senior notes and exchangeable preferred stock of the new intermediate holding company will include the holding period of the tendered notes.

     If the new 12% senior notes do not constitute securities, a holder will have a tax basis in the new 12% senior notes of the new intermediate holding company equal to their fair market value as of the date of the exchange, and the holding period for the new 12% senior notes will begin on the day immediately following the date of the exchange. Except for the exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, a holder will have an aggregate tax basis in the exchangeable preferred stock of the new intermediate holding company equal to the holder's adjusted tax basis in the outstanding notes exchanged, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below, decreased by the fair market value of the voting preferred stock of the parent company, the fair market value of the right to exchange the exchangeable preferred stock of the new intermediate holding company for common stock of the parent company, and the fair market value of the new 12% senior notes of the new intermediate holding company received, and increased by the amount of gain recognized by the holder on the exchange. Except for the exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, the holding period for the exchangeable preferred stock of the new intermediate holding company will include the holding period of the tendered notes.

     A holder will have a tax basis in the voting preferred stock of the parent company equal to its fair market value as of the date of the exchange, and the holding period for the voting preferred stock will begin on the day immediately following the date of the exchange.

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     Failure to Qualify as a "Recapitalization"

     If (1) the new intermediate holding company is not treated as a continuation of the old intermediate holding company for federal income tax purposes or (2) the tendered notes do not constitute securities, then the exchange of the 12 3/4% senior notes and 13 3/4% senior notes will not qualify as a "recapitalization", but instead will be treated as a taxable exchange under section 1001 of the Internal Revenue Code. In such event, subject to the discussion below as to accrued but unpaid interest, a holder will recognize gain or loss on the exchange in an amount equal to the difference between:

     - the issue price of the new 12% senior notes, as determined below, and the fair market value of the voting and exchangeable preferred stock received as of the date of the exchange, other than the new 12% senior notes and preferred stock treated as received in exchange for accrued but unpaid interest as discussed below; and

     - the holder's adjusted tax basis in the tendered notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below.

Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the tendered notes for more than one year as of the date of the exchange. A holder's tax basis in the new 12% senior notes will be equal to the issue price of the notes, as determined below, and a holder's tax basis in the voting preferred stock and exchangeable preferred stock received will be equal to its fair market value as of the date of the exchange. The holding period for the new 12% senior notes and preferred stock will begin on the day immediately following the date of the exchange.

     Exchange of the 12 3/4% Senior Notes and 13 3/4% Senior Notes Pursuant to the Prepackaged Bankruptcy Plan

     Qualification as a "Recapitalization"

     Pursuant to the prepackaged bankruptcy plan, the 12 3/4% senior notes and 13 3/4% senior notes of the old intermediate holding company will be exchanged for new 12% senior notes of the old intermediate holding company and units comprised of voting preferred stock of the parent company and exchangeable preferred stock of the old intermediate holding company, which are together exchangeable for common stock of the parent company. If the 12 3/4% senior notes and 13 3/4% senior notes constitute securities, the exchange of the notes for new 12% senior notes and exchangeable preferred stock of the old intermediate holding company and voting preferred stock of the parent company will qualify as a "recapitalization" for federal income tax purposes. In such event a holder will recognize gain or loss as discussed above in the section entitled "Exchange of the 12 3/4% Senior Notes and 13 3/4% Senior Notes Pursuant to the Exchange Offer -- Qualification as 'Recapitalization"' except that any reference in that section to the new 12% senior notes or exchangeable preferred stock of the new intermediate holding company should be replaced by new 12% senior notes or exchangeable preferred stock of the old intermediate holding company, respectively.

     Failure to Qualify as a "Recapitalization"

     If the 12 3/4% senior notes and 13 3/4% senior notes do not constitute securities, then the exchange of such notes will not qualify as a "recapitalization", but instead will be treated as a taxable exchange under section 1001 of the Internal Revenue Code, as discussed above in the subsection entitled "Exchange of the 12 3/4% Senior Notes and 13 3/4% Senior Notes Pursuant to the Exchange Offer -- Failure to Qualify as a 'Recapitalization"' except that any reference in that section to the new 12% senior notes or exchangeable preferred stock of the new intermediate holding company should be replaced by new 12% senior notes or exchangeable preferred stock of the old intermediate holding company, respectively.

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  EXCHANGE OF THE 9 1/2% SENIOR NOTES AND 14% SENIOR NOTES OF ARCH WIRELESS
COMMUNICATIONS, INC.

     Exchange of the 9 1/2% Senior Notes and 14% Senior Notes Pursuant to the Exchange Offer

     Qualification as a "Recapitalization"

     The exchange of the 9 1/2% senior notes and 14% senior notes of the old intermediate holding company for new 12% senior notes of the new intermediate holding company, units comprised of voting preferred stock of the parent company and exchangeable preferred stock of the new intermediate holding company, which are together exchangeable for common stock of the parent company, and variable rate secured senior notes of Arch Wireless Holdings, Inc., the operating company, will qualify as a "recapitalization" for federal income tax purposes if, as discussed above, (1) the new intermediate holding company is treated as a continuation of the old intermediate holding company for federal income tax purposes and (2) the tendered notes constitute "securities" for federal income tax purposes. Based upon the original term of each of the 9 1/2% senior notes and 14% senior notes, which is 10 years, and other relevant factors, such notes are likely to be classified as securities; however, this conclusion is not entirely free from doubt. All holders of tendered notes should consult their own tax advisors regarding whether (1) the new intermediate holding company will be treated as a continuation of the old intermediate holding company and (2) the tendered notes constitute securities and make their own independent determination whether the exchange of the tendered notes for new senior notes and preferred stock may be reported as a recapitalization.

     If the exchange qualifies as a recapitalization, subject to the discussion below as to accrued but unpaid interest, a holder will realize, but not necessarily recognize as taxable income, gain or loss on the exchange in an amount equal to the difference between:

     - the sum of the issue price of the new variable rate secured senior notes, the issue price of the new 12% senior notes, as determined below, and the fair market value of the voting and exchangeable preferred stock, including the fair market value of the exchange feature, received as of the date of the exchange, other than new senior notes and preferred stock treated as received in exchange for accrued but unpaid interest as discussed below; and

     - the holder's adjusted tax basis in the tendered notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below.

     However, a holder will recognize gain, but not loss, on the exchange in an amount equal to the lesser of:

     - the realized gain; or

     - the fair market value of the new variable rate secured senior notes of the operating company received, the fair market value of the voting preferred stock of the parent company received, the fair market value of the right to exchange the exchangeable preferred stock of the new intermediate holding company for common stock of the parent company and, if the new 12% senior notes do not constitute securities, the fair market value of the new 12% senior notes received.

     Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the notes for more than one year at the time of the exchange.

     If the new 12% senior notes constitute securities, except for the new 12% senior notes and exchangeable preferred stock of the new intermediate holding company treated as received in exchange for accrued but unpaid interest, which is discussed below, a holder will have an aggregate tax basis in the new 12% senior notes and exchangeable preferred stock of the new intermediate holding company equal to the holder's adjusted tax basis in the outstanding notes exchanged, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below, decreased by the fair market value of the new variable rate secured senior notes of the operating company, the fair market value of the voting preferred stock of the parent company, and the fair market value of the right to exchange the exchangeable preferred stock of the new intermediate holding company for common stock of the parent
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

company, and increased by the amount of gain recognized by the holder on the exchange. The holder's aggregate tax basis determined as discussed in the preceding sentence should be allocated between such new 12% senior notes and exchangeable preferred stock of the new intermediate holding company in proportion to the issue price of such notes, determined as discussed below, and the fair market value of such exchangeable preferred stock at the date of the exchange. Except for the new 12% senior notes and exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, the holding period for the new 12% senior notes and exchangeable preferred stock of the new intermediate holding company will include the holding period of the tendered notes.

     If the new 12% senior notes do not constitute securities, a holder will have a tax basis in the new 12% senior notes equal to their fair market value as of the date of the exchange, and the holding period for the new 12% senior notes of the new intermediate holding company will begin on the day immediately following the date of the exchange. Except for the exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, a holder will have an aggregate tax basis in the exchangeable preferred stock of the new intermediate holding company equal to the holder's adjusted tax basis in the outstanding notes exchanged, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below, decreased by the fair market value of the new variable rate secured senior notes of the operating company, the fair market value of the voting preferred stock of the parent company, the fair market value of the right to exchange the exchangeable preferred stock of the new intermediate holding company for common stock of the parent company, and the fair market value of the new 12% senior notes of the new intermediate holding company, and increased by the amount of gain recognized by the holder on the exchange. Except for the new exchangeable preferred stock treated as received in exchange for accrued but unpaid interest, which is discussed below, the holding period for the exchangeable preferred stock of the new intermediate holding company will include the holding period of the tendered notes.

     A holder will have a tax basis in the new variable rate secured senior notes of the operating company and the voting preferred stock of the parent company equal to their fair market value as of the date of the exchange, and the holding period for the new variable rate secured senior notes and voting preferred stock will begin on the day immediately following the date of the exchange.

     Failure to Qualify as a "Recapitalization"

     If (1) the new intermediate holding company is not treated as a continuation of the old intermediate holding company or (2) the tendered notes do not constitute securities, then the exchange of the 9 1/2% senior notes and 14% senior notes will not qualify as a "recapitalization", but instead will be treated as a taxable exchange under section 1001 of the Internal Revenue Code. In such event, subject to the discussion below as to accrued but unpaid interest, a holder will recognize gain or loss on the exchange in an amount equal to the difference between:

     - the sum of the issue price of the new 12% senior notes, the issue price of the new variable rate secured senior notes, as determined below, and the fair market value of the voting and exchangeable preferred stock received as of the date of the exchange, other than the new senior notes and preferred stock treated as received in exchange for accrued but unpaid interest as discussed below; and

     - the holder's adjusted tax basis in the tendered notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed below.

Subject to the discussion below as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the tendered notes for more than one year as of the date of the exchange. A holder's tax basis in the new senior notes will be equal to the issue price of the notes, as determined below, and a holder's tax basis in the voting and exchangeable preferred stock received will be equal to its fair market value as of the date of the exchange. The holding period for the new senior notes and voting and exchangeable preferred stock will begin on the day immediately following the date of the exchange.
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

     Exchange of the 9 1/2% Senior Notes and 14% Senior Notes Pursuant to the Prepackaged Bankruptcy Plan

     Qualification as a "Recapitalization"

     Pursuant to the prepackaged bankruptcy plan, the 9 1/2% senior notes and 14% senior notes will be exchanged for new 12% senior notes of the old intermediate holding company, units comprised of voting preferred stock of the parent company and exchangeable preferred stock of the old intermediate holding company, which are together exchangeable for common stock of the parent company, and new variable rate secured senior notes of the operating company. If the 9 1/2% senior notes and 14% senior notes constitute securities, the exchange of such notes for new 12% senior notes and exchangeable preferred stock of the old intermediate holding company, voting preferred stock of the parent company, and new variable rate secured senior notes of the operating company will qualify as a "recapitalization" for federal income tax purposes. In such event, a holder will recognize gain or loss as discussed above in the section entitled "Exchange of the 9 1/2% Senior Notes and 14% Senior Notes Pursuant to the Exchange
Offer -- Qualification as a 'Recapitalization"' except that any reference in that section to the new 12% senior notes or exchangeable preferred stock of the new intermediate holding company should be replaced by new 12% senior notes or exchangeable preferred stock of the old intermediate holding company, respectively.

     Failure to Qualify as a "Recapitalization"

     If the 9 1/2% senior notes and 14% senior notes do not constitute securities, the exchange of the tendered notes for new 12% senior notes and preferred stock of the old intermediate holding company and new variable rate secured senior notes of the operating company will not qualify as a "recapitalization" for federal income tax purposes. In such event, a holder will recognize gain or loss as discussed above in the section entitled "Exchange of the 9 1/2% Senior Notes and 14% Senior Notes Pursuant to the Exchange Offer - Failure to Qualify as a 'Recapitalization"' except that any reference in that section to the new 12% senior notes or exchangeable preferred stock of the new intermediate holding company should be replaced by new 12% senior notes or exchangeable preferred stock of the old intermediate holding company, respectively.

     ACCRUED BUT UNPAID INTEREST.

     Under section 354(a)(2)(B) of the Internal Revenue Code, recapitalization treatment will not apply to the exchange to the extent that the new senior notes, the preferred stock or the common stock received is treated as exchanged for interest accrued but unpaid on tendered notes during the period a holder held such notes. Accrued but unpaid interest for this purpose may include any accrued but unpaid original issue discount. The new senior notes, preferred stock or common stock attributable to such accrued but unpaid interest will be treated as a payment of such accrued but unpaid interest received outside the recapitalization exchange. In the absence of treasury regulations under section 354(a)(2)(B) of the Internal Revenue Code or other relevant guidance, it is unclear whether or to what extent the new senior notes, preferred stock and common stock will be treated as exchanged for accrued but unpaid interest on tendered notes. The legislative history of section 354(a)(2)(B) of the Internal Revenue Code indicates that, if a plan of reorganization specifically allocates consideration between the debt securities exchanged in the reorganization and the interest accrued on such debt securities, both the issuer and the exchanging holders should use that allocation for federal income tax purposes.

     Although the matter is not free from doubt, taxable exchange treatment under section 1001 of the Internal Revenue Code, if otherwise applicable, will not apply to the extent that the preferred stock, common stock and/or new senior notes are treated as received in exchange for accrued but unpaid interest on tendered notes during the period a holder held such notes, unless the holder has included such accrued interest in income.

     Arch intends to take the position for federal income tax purposes, that (1) in the case of the exchange of outstanding notes of the parent company, the fair market value of the new preferred stock and common stock, in that order, as of the date of the exchange, and (2) in the case of the exchange of

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outstanding notes of the old intermediate holding company, the fair market value of the new variable rate secured senior notes, if any, new voting preferred stock, new 12% senior notes and new exchangeable preferred stock, in that order, as of the date of the exchange, will be allocated:

     - first to the original issue price of the tendered notes; and

     - next to accrued but unpaid interest, including original issue discount, on tendered notes.

Arch intends to report original issue discount and interest in its information filings to the holders of tendered notes and to the Internal Revenue Service in a manner consistent with the above allocations. The Internal Revenue Service, however, could challenge those allocations and contend that some other allocation, for example, a pro rata allocation among accrued but unpaid interest and original issue price, is required.

     To the extent that new senior notes, preferred stock and common stock received is allocated to accrued but unpaid interest on tendered notes, a holder of such notes will recognize ordinary income, if the holder has not previously included such accrued but unpaid interest in income. Where the holder has included such accrued but unpaid interest in income, the holder will recognize an ordinary loss to the extent of the excess of the amount of accrued but unpaid interest previously included in income over the amount of new senior notes, preferred stock and common stock allocated to accrued but unpaid interest.

     A holder's tax basis in the new senior notes, preferred stock or common stock treated as received in exchange for accrued but unpaid interest, if any, will be equal to the fair market value of such notes or the fair market value of such preferred stock or common stock as of the date of the exchange. The holding period for such notes, preferred stock or common stock will begin on the day immediately following the date of the exchange.

     All holders of tendered notes should consult their own tax advisors regarding the allocation of new senior notes, preferred stock or common stock to accrued but unpaid interest and make their own independent determination whether any portion of the new senior notes, preferred stock or common stock received should be treated as received in exchange for accrued but unpaid interest and of the tax effect of such determination.

     Accrued Market Discount

     A holder that acquired tendered notes subsequent to their original issuance with more than a de minimis amount of market discount will be subject to the market discount rules of sections 1276 through 1278 of the Internal Revenue Code. Under those rules, assuming that no election to include market discount in income on a current basis is in effect, any gain recognized on the exchange will be characterized as ordinary income to the extent of the accrued market discount as of the date of the exchange. In the case of the tender of outstanding notes in an exchange which qualifies as a recapitalization, any market discount remaining thereon which has not been recognized as ordinary income as described in the previous sentence should be allocated between the new senior notes, the new preferred stock and the new common stock, if any, received in the exchange in proportion to the issue price of such new notes, determined as discussed below, and the fair market value of such preferred stock and common stock as of the date of the exchange. The portion of such market discount allocated to the new senior notes will be carried over and be treated as accrued market discount on such new notes, and the portion of such market discount allocated to the preferred stock and common stock will result in ordinary income to the extent of any gain recognized on certain subsequent dispositions of such preferred stock.

FEDERAL INCOME TAX CONSEQUENCES TO NONTENDERING HOLDERS

     NONTENDERING HOLDERS OF 10 7/8% SENIOR DISCOUNT NOTES OF ARCH WIRELESS,
INC.

     If a holder of the 10 7/8% senior discount notes of the parent company does not participate in the exchange offer, there will be no change in such holder's tax position, assuming the proposed amendments to the indenture do not cause the outstanding notes to be considered materially different in kind from the
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outstanding notes in their current form. The proposed amendments will be considered to have caused the notes to be materially different in kind if the proposed amendments constitute a "significant modification" of the notes. Under treasury regulations, whether a modification of a debt instrument is significant is determined based on the facts and circumstances. Under these regulations, Arch does not believe that the proposed amendments will be considered a significant modification of the notes. That conclusion, however, is not free from doubt.

     Even if the proposed amendments are considered to cause a significant modification of the notes, there will be no change in such holder's tax position if the 10 7/8% senior discount notes constitute securities except that the holder would be required to include original issue discount, if any, in gross income over the remaining life of the note as described below. For this purpose, a holder will have original issue discount if the note's stated redemption price at maturity exceeds the fair market value of the note as of the date the note is modified.

     If the proposed amendments are considered to cause a significant modification of the notes and the notes do not constitute securities, a nontendering holder would recognize gain or loss on the date the notes are modified in an amount equal to the difference between:

     - the fair market value of the modified notes as of the date the notes are modified, other than modified notes deemed to be received in exchange for accrued but unpaid interest as discussed above, and

     - the holder's adjusted tax basis in the original notes, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed above.

Subject to the discussion above as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holder held the original notes for more than one year at the time of the exchange. A holder's aggregate tax basis in the modified notes will be equal to their fair market value as of the date of the exchange, and the holding period for the modified notes will begin on the day immediately following the date of the exchange. In such case, a holder will also be required to include original issue discount, if any, in gross income over the remaining life of a modified note as described below. For this purpose, a holder will have original issue discount if the modified note's stated redemption price at maturity exceeds the fair market value of the note as of the date the note is modified.

    NONTENDERING HOLDERS OF 9 1/2% SENIOR NOTES, 14% SENIOR NOTES, 12 3/4% SENIOR NOTES AND 13 3/4% SENIOR NOTES OF ARCH WIRELESS COMMUNICATIONS, INC.

     If a holder of the 9 1/2% senior notes, 14% senior notes, 12 3/4% senior notes or 13 3/4% senior notes of the old intermediate holding company does not participate in the exchange offer, the nontendering holder's notes will be assumed by the parent company when the old intermediate holding company is merged into the parent company.

     If the new intermediate holding company is treated as a continuation of the old intermediate holding company for federal income tax purposes, as discussed above, a nontendering holder will be treated as exchanging the notes of the old intermediate holding company for new notes of the parent company. The exchange will constitute a "significant modification" of the notes of the old intermediate holding company because the obligor of the notes will have changed in a transaction which does not constitute a tax-free reorganization or other similar transaction. In such event, a holder will recognize gain or loss on the date of the deemed exchange in an amount equal to the difference between:

     - the fair market value of the new notes of the parent company received as of the date of the deemed exchange, other than the new notes treated as received in exchange for accrued but unpaid interest as discussed above; and

     - the holder's adjusted tax basis in the notes assumed, less any accrued but unpaid original issue discount treated as accrued but unpaid interest as discussed above.

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Subject to the discussion above as to accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if such holder held the assumed notes for more than one year as of the date of the exchange. A holder's tax basis in the new notes of the parent company will be equal to the issue price of the notes, as determined below, and the holding period for the new notes will begin on the day immediately following the date of the exchange. In such case, a holder will also be required to include original issue discount, if any, in gross income over the remaining life of the new notes as described below. For this purpose, a holder will have original issue discount if the new note's stated redemption price at maturity exceeds the fair market value of the note as of the date of the deemed exchange.

     If the new intermediate holding company is not treated as a continuation of the old intermediate holding company and the merger of the old intermediate holding company into the parent company is respected for federal income tax purposes, the holder will recognize no gain or loss, or experience any other change in tax position, if the proposed amendment to the indenture and the assumption of the untendered notes by the parent company do not constitute a "significant modification" of the notes. Under treasury regulations, whether a modification of a debt instrument is significant is determined based on the facts and circumstances. Under these regulations, Arch does not believe that the proposed amendments to the indenture or the assumption of the untendered notes by the parent company will be considered a significant modification of the notes. That conclusion, however, is not free from doubt. Even if the proposed amendments to the indenture or the assumption of the untendered notes were considered a significant modification of the notes, a holder would not recognize gain or loss if the untendered notes constitute securities. However, the holder would be required to include original issue discount, if any, in gross income over the remaining life of the note as described below. For this purpose, a holder will have original issue discount if the note's stated redemption price at maturity exceeds the fair market value of the note as of the date the note is significantly modified.

     If the proposed amendments to the indenture or the assumption of the untendered notes are considered a significant modification of the notes and the untendered notes do not constitute securities, a nontendering holder would recognize gain or loss on the date of the exchange in accordance with the discussion above regarding the tax consequences in the event the merger of the old intermediate company into the parent company is disregarded.

FEDERAL INCOME TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF NEW SENIOR NOTES, PREFERRED STOCK AND COMMON STOCK

     TREATMENT OF NEW SENIOR NOTES

     Original issue discount.

     Because the new senior notes are being issued at a discount from their stated redemption price at maturity, they will have original issue discount within the meaning of section 1273(a) of the Internal Revenue Code for federal income tax purposes and each holder will be required to include in income, regardless of whether such holder is a cash or accrual basis taxpayer, in each taxable year, in advance of the receipt of corresponding cash payments on such notes, that portion of the original issue discount, computed on a constant yield basis as described below, attributable to each day during such year on which the holder held the new senior notes. The amount of original issue discount generally will equal the excess of a new note's stated redemption price at maturity over its issue price. A new senior note's issue price will be the fair market value of the new senior note as of the exchange date. A new senior note's stated redemption price at maturity will be the sum of all cash payments to be made on such note, whether denominated as principal or interest, other than payments of qualified stated interest. Qualified stated interest is stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate that appropriately takes into account the length of the interval between payments.

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     Arch will make interest payments on the new 12% senior notes through the issuance of additional new 12% senior notes through [June 30], 2004. Accordingly, for purposes of determining the stated redemption price at maturity, as discussed above, and the yield to maturity, as discussed below, of the new 12% senior notes, references to such notes shall include any such additional notes. For example, the sum of all cash payments to be made on the new 12% senior notes shall include payments of interest and principal on the additional notes. Further, because the new intermediate holding company will issue additional notes in lieu of interest payments on the new 12% senior notes, no interest payments on the new 12% senior notes will be considered qualified stated interest.

     A holder of a senior note will be required to include original issue discount in gross income, as ordinary interest income, periodically over the term of the senior note before receipt of the cash or other payment attributable to such income, regardless of such holder's method of tax accounting. The amount to be included for any taxable year is the sum of the daily portions of original issue discount with respect to the senior note for each day during the taxable year or portion of a taxable year during which such holder holds such note.

     The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the excess of the product of such note's adjusted issue price at the beginning of the accrual period and its yield to maturity over the amount of qualified stated interest allocable to the accrual period. For purposes of computing original issue discount, Arch will use six-month accrual periods with the exception of an initial short accrual period. A holder is permitted to use different accrual periods; provided, however, that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the first or last day of an accrual period. The adjusted issue price of a senior note at the beginning of any accrual period is its issue price increased by the aggregate amount of original issue discount previously includible in the gross income of the holder, disregarding any reduction on account of any acquisition premium as discussed below, and decreased by any payments of non-qualified stated interest previously made on the new note. A new senior note's yield to maturity is the discount rate that, when used in computing the present value of all payments of principal and interest to be made thereon, produces an amount equal to the issue price of such new note. For purposes of determining the amount of original issue discount that accrues during an accrual period on the new variable rate secured senior notes, the new variable rate secured senior notes shall be treated as a debt instrument with a fixed rate equal to the variable interest rate, LIBOR plus 4.25% per annum, as of the exchange date.

     Arch may redeem the new senior notes, in whole or in part, at redemption prices described in the section entitled "Description of Notes being Offered" plus accrued and unpaid interest, if any, on the notes so redeemed. The treasury regulations prescribe rules for determining the maturity date and the stated redemption price at maturity of a debt instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under such regulations, solely for the purposes of the accrual of original issue discount, it is assumed that an issuer will exercise any option to redeem a debt instrument if such exercise would lower the yield to maturity of the debt instrument. Holders of new senior notes should consult their own tax advisors regarding the effect of Arch's redemption rights on the accrual of original issue discount.

     Under these rules, a holder is required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. A holder's tax basis in the new senior notes will be increased by any amounts of original issue discount included in income by such holder, and will be decreased by any payments received by such holder with respect to such notes, other than payments of qualified stated interest. The amount of original issue discount allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of original issue discount allocable to the final accrual period at maturity of the new senior note will be the difference between (1) the amount payable at maturity of the new senior note, other than a payment of qualified stated interest, and (2) the new senior note's adjusted issue price as of the beginning of the final accrual period. Any payments of non-qualified stated interest on a new senior note will not be separately included in income, but rather will be treated first as payments of

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previously accrued and unpaid original issue discount and then as payments of principal. Consequently, such payments will reduce a holder's basis in the new senior note.

     Market Discount.

     If a holder purchases a new senior note, subsequent to its original issuance, for an amount that is less than its revised issue price as of the purchase date, the amount of the difference generally will be treated as market discount, unless such difference is less than a specified de minimis amount. The Internal Revenue Code provides that the revised issue price of a new senior note equals its issue price plus the amount of original issue discount includible in the income of all holders for periods prior to the purchase date, disregarding any deduction for acquisition premium, reduced by the amount of all prior cash payments of non-qualified stated interest on such new senior note.

     A holder will be required to treat any principal payment on, or any gain recognized on the sale, exchange, redemption, retirement or other disposition of, a new senior note, as ordinary income to the extent of any accrued market discount that has not previously been included in income and treated as having accrued on such note at the time of such payment or disposition. If a holder disposes of a new senior note in a nontaxable transaction, other than as provided in sections 1276(c) and 1276(d) of the Internal Revenue Code, such holder must include as ordinary income the accrued market discount as if such holder had disposed of such note in a taxable transaction at the note's fair market value. In addition, the holder may be required to defer, until the maturity date of the new senior note or its earlier disposition, including a nontaxable transaction other than as provided in sections 1276(c) and 1276(d), the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of a new senior note, unless the holder elects to accrue market discount on a constant interest method. A holder may elect to include market discount in income currently as it accrues, under either the ratable or constant interest method. This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If the holder makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such instruments, and with respect to the deferral of interest deductions on debt incurred or continued to purchase or carry such debt instruments, would not apply.

     A holder may elect, subject to certain limitations, to include all interest that accrues on a new senior note in gross income on a constant yield basis. For purposes of this election, interest includes stated interest, original issue discount, market discount, de minimis original issue discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. Special rules and limitations apply to taxpayers who make this election; therefore, holders should consult their tax advisors as to whether they should make this election.

     Acquisition Premium.

     If a holder's tax basis in a new senior note exceeds the amount payable at maturity of such note, then the holder will not be required to include original issue discount in gross income, and may be entitled to deduct such excess as "amortizable bond premium" under section 171 of the Internal Revenue Code on a constant yield to maturity basis over the period from the holder's acquisition date to the maturity date of the new senior note. The "amount payable at maturity" is equal to the stated redemption price at maturity of the new note as determined under the original discount rules, less, in the case of a holder that purchases a new senior note subsequent to its original issue, the aggregate amount of all payments made on such note prior to the purchase of such note other than qualified stated interest payments.

     The deduction will be treated as a reduction of interest income. Such deduction will be available only if the holder makes, or has made, a timely election under section 171 of the Internal Revenue Code. The

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election, if made, would apply to all debt instruments held or subsequently acquired by the electing holder and could not be revoked without permission from the Internal Revenue Service.

     If a holder's adjusted basis in a new senior note, immediately after the exchange, exceeds its adjusted issue price, but is equal to or less than the sum of all amounts payable on such note after the exchange other than payments of qualified stated interest, the holder will be considered to have acquired the new senior note with an acquisition premium in an amount equal to such excess. Under the acquisition premium rules of the Internal Revenue Code and the treasury regulations thereunder, the daily portion of original issue discount which such holder must include in its gross income with respect to such note for any taxable year will be reduced by an amount equal to such daily portion multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the original issue discount remaining for the period from the date the note was acquired to its maturity date.

     The information that Arch reports to the record holders of the new senior notes on an annual basis will not account for an offset against original issue discount for any premium or portion of any acquisition premium. Accordingly, each holder should consult its tax adviser as to the determination of any premium or acquisition premium amount and the resulting adjustments to the amount of reportable original issue discount.

     Disposition.

     On a sale, redemption or other taxable disposition of a new senior note, subject to the discussion below as to accrued but unpaid interest, a holder will recognize gain or loss in an amount equal to the difference between:

     - the amount received on the disposition, other than amounts attributable to accrued but unpaid interest, and

     - the holder's adjusted tax basis in such note, less any accrued but unpaid original issue discount treated as accrued but unpaid interest.

The holder's adjusted tax basis in a new senior note generally will equal the holder's original tax basis in such note, increased by any original issue discount and market discount previously included in the holder's gross income with respect to such note pursuant to the rules described above, and reduced by any amortizable bond premium deducted as a reduction of interest income as described above, and further reduced, but not below zero, by all payments on such note, other than payments of qualified stated interest, received by the holder. Subject to the market discount rules described above and the rule with respect to original issue discount described below, any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the holder's holding period for such note is more than one year at the time of the disposition. Should it be determined that there was an intention on Arch's part at the time of original issuance to call any of the new senior notes before their stated maturity, any gain recognized on a sale, redemption or other taxable disposition of a new senior note prior to its maturity would be taxable as ordinary income to the extent of any original issue discount not previously includible in income by the holder of such note. Arch does not anticipate having any intention at the time of the exchange offer to call the new senior notes before maturity, but, due to the absence of treasury regulations or other guidance on this issue, the rules described in this paragraph could apply with respect to the new senior notes. In accordance with the discussion above in the section entitled "Federal Income Tax Consequences to Exchanging
Holders -- Accrued but Unpaid Interest", a portion of the amount received upon the disposition of a note may be allocated to accrued but unpaid interest, and the holder of such note will generally recognize ordinary gain or loss with respect to such portion.

     Transfer

     The new senior notes will be issued in registered form and will be transferable only upon their surrender for registration of transfer. Under section 1.163-5T(d)(7) of proposed treasury regulations, a

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holder, other than an individual, who transfers a new senior note by another method may be subject to an excise tax equal to the product of:

     - 1% of the principal amount of such new senior note, within the meaning of section 4701 of the Internal Revenue Code, and

     - the number of calendar years, or portions thereof, remaining until the date of maturity of such note.

     Backup Withholding and Information Reporting.

     In general, information reporting requirements will apply to the payment of principal, premium, if any, and interest on a new senior note, payments of dividends on preferred stock or common stock, payments of the proceeds of the sale of a new senior note, and payments of the proceeds of the sale of preferred stock or common stock to certain noncorporate U.S. holders. You may be subject to back up withholding at a 31% rate when you receive interest and dividends with respect to the new senior notes, preferred stock or common stock, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the new senior notes or stock. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

     - your correct taxpayer identification number, and

     - a certification that:

     - you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category,

     - you have not been notified by the Internal Revenue Service that you are subject to backup withholding, or

     - you have been notified by the Internal Revenue Service that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the Internal Revenue Service.

     Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another enumerated exempt category, interest, dividend and other payments on the new senior notes, preferred stock or common stock paid to you during the calendar year, and the amount of tax withheld, if any, will be reported to you and to the Internal Revenue Service. Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

     Treatment of Common Stock and Preferred Stock.

     Dividends, if any, paid on the common stock or preferred stock will be taxed as ordinary income. A dividends-received deduction may be available with respect to such dividends to holders of common stock or preferred stock that are corporations, subject to limitations such as those relating to holding periods or indebtedness used to acquire or carry such stock. The term "dividend" means a distribution made out of current or accumulated earnings and profits as determined for federal income tax purposes. To the extent that a distribution exceeds current and accumulated earnings and profits, it is treated as a non-taxable recovery of the holder's adjusted tax basis to the extent thereof, and any remaining amount is treated as gain from a taxable disposition. By reason of the mandatory repurchase and exchange provisions of the preferred stock, a holder of preferred stock may be required to include any redemption premium in gross income, on an economic accrual basis, under principles similar to those discussed above regarding original issue discount. For this purpose, the redemption premium will be treated as a series of constructive distributions with respect to the preferred stock. The amount of the redemption premium generally will be equal to the excess of the redemption or repurchase price of the preferred stock over its issue price. The issue price generally will be equal to the fair market value of the preferred stock on the exchange date.

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Subject to the discussion above as to accrued market discount on tendered notes, a holder of common stock or preferred stock will generally recognize capital gain or loss upon a sale or other taxable disposition of common stock or preferred stock, including an exchange of the preferred stock for shares of the parent company's common stock pursuant to the exchange feature, except that in certain circumstances a holder may be required to recapture, or recognize as ordinary income, the amount of any ordinary loss taken on the exchange of the tendered notes for preferred stock or common stock to the extent gain results from the subsequent disposition of the stock.

FEDERAL INCOME TAX CONSEQUENCES TO ARCH OF THE EXCHANGE OFFER

     As a result of the consummation of the exchange offer or the prepackaged bankruptcy plan, Arch will realize cancellation of debt or "COD" income in an amount equal to the excess of:

     - the sum of the adjusted issue price of tendered notes, other than accrued but unpaid original issue discount treated as paid in exchange for new senior notes, preferred stock or common stock as discussed above, and the amount of accrued but unpaid interest, other than original issue discount, on tendered notes, other than such accrued but unpaid interest treated as paid in exchange for new senior notes, preferred stock or common stock as discussed above, over

     - the sum of the issue price of the new senior notes, determined as discussed above, and the fair market value of the common stock and preferred stock received by holders of the tendered notes as of the date of the exchange, other than new senior notes, preferred stock or common stock treated as received in exchange for accrued but unpaid interest as discussed above.

     In the event the outstanding notes are exchanged pursuant to the exchange offer, if the untendered notes are considered to be significantly modified, whether or not the notes constitute securities, or the merger of the old intermediate holding company into the parent company is disregarded for federal income tax purposes and the new intermediate holding company is treated as a continuation of the old intermediate holding company, Arch will realize COD income in an amount equal to the excess of:

     - the sum of the adjusted issue price of the untendered notes, other than accrued but unpaid original issue discount treated as paid in exchange for amended notes or new notes of the parent company as discussed above, and the amount of accrued but unpaid interest, other than original issue discount, on the untendered notes, other than such accrued but unpaid interest treated as paid in exchange for amended notes or new notes of the parent company as discussed above, over

     - the issue price, which will be equal to the fair market value, of the modified notes or new notes of the parent company as of the date the notes are significantly modified, other than modified notes or new notes treated as received in exchange for accrued but unpaid interest as discussed above.

     Arch estimates that the total amount of the COD income realized from the exchange would not exceed the amount of its net operating loss carryovers. Nevertheless, Arch may be subject to tax because of limitations on the use of its net operating loss carryovers, discussed below, or because of the alternative minimum tax, discussed below.

     If the notes are exchanged pursuant to the terms of the prepackaged bankruptcy plan, any COD income realized will be excluded from its gross income under section 108(a) of the Internal Revenue Code, or if Arch is "insolvent" for federal income tax purposes, any COD income realized will be excluded from its gross income under section 108(a) to the extent Arch is insolvent. Instead, under section 108(b) of the Internal Revenue Code, Arch will be required to reduce certain federal income tax attributes, including net operating loss carryovers, by the amount of the COD income excluded by reason of section 108(a) of the Internal Revenue Code. For purposes of section 108 of the Internal Revenue Code, "insolvent" means the excess of liabilities over the fair market value of assets immediately before the exchange date.

     A substantial portion of Arch's net operating loss carryovers is subject to an annual limitation under sections 382 and 383 of the Internal Revenue Code by reason of transactions engaged in by Arch prior to the exchange offer. It is possible that consummation of the exchange offer will result in a further ownership change within the meaning of section 382(g) of the Internal Revenue Code, thereby subjecting a portion of its net operating loss carryovers that was not previously subject to the annual limitation to become subject to such a limitation for taxable years beginning after the change date within the meaning of section 382(j) of the Internal Revenue Code, and a portion of the taxable year which includes the change date. The "change date" will be the date of the exchange.

     If the consummation of the exchange offer results in an ownership change that occurs at any time other than the end of Arch's taxable year, Arch anticipates filing an election under Section 1.382-6(b)(2)(ii) of the treasury regulations to close its books as of the change date and allocate certain items, including COD income, to the period before the change. Arch anticipates making such an election if it determines that the election will maximize the use of its net operating loss carryovers in offsetting such COD income.

     If the notes are exchanged pursuant to the terms of the prepackaged bankruptcy plan, Arch would determine the annual limitation under the more favorable provisions of section 382(l)(6) of the Internal Revenue Code, which applies to a loss corporation that exchanges stock for debt and undergoes an ownership change in a proceeding under Chapter 11 of the Bankruptcy Code. In such event, the amount of income that may be offset by net operating loss carryovers in any taxable year ending after the date of the exchange should generally be limited to an amount, subject to a proration rule for the taxable year that includes the change date, equal to the product of:

     - the lesser of (1) the value of Arch's stock immediately after the ownership change and (2) the value of Arch's assets, determined without regard to liabilities, immediately before the ownership change, reduced by certain capital contributions made within the two year period ending on the change date; and

     - the long-term tax exempt rate, within the meaning of section 382(f) of the Internal Revenue Code.

     In general, the annual limitation amount for a particular taxable year ending after the change date will be increased by the amount of the recognized built-in gain for such taxable year, provided that Arch has a net unrealized built-in gain in excess of the lesser of $10 million and 15% of the fair market value of its assets before the ownership change. For this purpose, the amount of "recognized built in gain" generally will be equal to the amount of gain recognized upon the disposition of an asset, held by Arch immediately prior to the change date, during the five year period beginning on the change date, to the extent such gain is attributable to the period prior to the change date. The amount of "net unrealized built in gain" generally will be equal to the excess of:

     - the aggregate fair market value of all of Arch's assets immediately before the ownership change over

     - the aggregate tax basis of such assets at such time.

     For purposes of computing Arch's regular tax liability imposed under section 11 of the Internal Revenue Code, all income recognized in a taxable year may be offset by the net operating loss carryovers permitted to be utilized in that year. For purposes of the 20% alternative minimum tax on alternative minimum taxable income imposed under section 55 of the Internal Revenue Code, however, only 90% of its alternative minimum taxable income may be offset by net operating loss carryovers, as computed for alternative minimum tax purposes. Therefore, Arch will be required to pay alternative minimum tax, at a minimum effective rate of 2% - 20% alternative minimum tax rate applied to 10% of its alternative minimum taxable income, in any succeeding taxable year during which it has alternative minimum taxable income and its regular tax is fully offset by net operating loss carryovers.

     The new senior notes may constitute "applicable high yield discount obligations", commonly referred to as AHYDOs. The new senior notes will constitute AHYDOs if they have a yield to maturity that is at least five percentage points above the applicable federal rate as of the exchange date and the new senior notes are issued with "significant original issue discount". The new senior notes will be treated as having significant original issue discount if the aggregate amount that will be includible in gross income with respect to such notes for periods before the close of any accrual period ending after the date that is five years after the date of issue exceeds the sum of (1) the aggregate amount of interest to be paid in cash under the new senior notes before the close of the accrual period and (2) the product of the initial issue price of the new senior notes and its yield to maturity.

     If the new senior notes constitute AHYDOs, Arch will not be allowed an interest deduction for original issue discount accrued on the new senior notes until such time as it actually pays such original issue discount. For this purpose, the issuance of additional notes will not be treated as the actual payment of original issue discount. Moreover, a portion of the interest deduction for accrued original issue discount will be permanently disallowed, if the new senior notes have a yield to maturity that exceeds the applicable federal rate plus six percentage points. A corporate holder of new senior notes, however, may be treated as receiving a dividend in the amount of such portion allocable to the holder and be eligible for the dividends received deduction.

                                 LEGAL MATTERS

     The validity of the new preferred and common stock and the enforceability of the new senior notes offered in the exchange offer will be passed upon for us by Hale and Dorr LLP, 60 State Street, Boston, Massachusetts.

                                    EXPERTS

     The financial statements of the parent company, the old intermediate holding company and the operating company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus/disclosure statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports which include an explanatory paragraph with respect to the uncertainty regarding Arch's ability to continue as a going concern as discussed in Note 1 to the financial statements and are included in this prospectus/disclosure statement in reliance upon their authority as experts in accounting and auditing in giving those reports.

     The consolidated financial statements of PageNet as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus/disclosure statement and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about PageNet's ability to continue as a going concern as described in Note 2 to PageNet's consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The descriptions of the regulatory requirements under the Communications Act and associated regulations set forth under "Industry Overview -- Regulation" in this prospectus/disclosure statement have been included under the authority of Wilkinson, Barker, Knauer LLP, as experts in telecommunications law. You should not rely on Wilkinson, Barker, Knauer LLP with respect to any other matters.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus and disclosure statement is part of a registration statement on Form S-4 that was filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement. Some items may have been omitted from the prospectus as permitted by the rules and regulations of the Securities and Exchange Commission. You should refer to the registration statement and its accompanying exhibits for further information with respect to the parent company, the new intermediate holding company, the old intermediate holding company, the operating company, the exchange offer, the solicitation of consents to proposed amendments to the indentures governing the notes and the solicitation of votes for the prepackaged bankruptcy plan. Statements made in this prospectus as to the provisions of any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.

     The parent company and the old intermediate holding company file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act.

     PageNet was subject to the informational requirements of the Securities Exchange Act of 1934 but filed only limited reports after the commencement of its bankruptcy proceedings in July 2000.

     You can find, copy and inspect information filed by the parent company, the old intermediate holding company and, to the extent available, by Paging Network, Inc. with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You can also obtain copies of information filed by us with the Securities and Exchange Commission at prescribed rates by writing to the Securities and Exchange Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. You can review our and Paging Network, Inc.'s electronically filed reports, proxy and information statements on the Securities and Exchange Commission's world wide web site at http://www.sec.gov.

     We maintain a world wide web site at http://www.arch.com. Our web site is not a part of this prospectus and disclosure statement.

     YOU MAY REQUEST A COPY OF OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

                              Arch Wireless, Inc.
                        1800 West Park Drive, Suite 250
                        Westborough, Massachusetts 01581
                         Attention: Investor Relations
                            Telephone (508) 870-6700

     You should make your request for copies of our filings at least 5 days before the date on which you expect to make your investment decision with respect to the exchange offer, consent solicitation and bankruptcy vote solicitation. In any event, you must make your request for such information
before [          ], 2001.

     You should rely only on the information contained in this prospectus or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents. You should not consider this prospectus and disclosures statement to be an offer or solicitation relating to the exchange offer, consents relating to the proposed amendments or votes for the prepackaged bankruptcy plan in any jurisdiction in which such an offer or solicitation is not authorized. Furthermore, you should not consider this prospectus and disclosure statement to be an offer or solicitation relating to the exchange offer, consents relating to the proposed amendments or votes for the prepackaged bankruptcy plan if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ARCH WIRELESS, INC. AND SUBSIDIARIES
Report of Independent Public Accountants....................  F-3
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-4
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 2000...............  F-5
Consolidated Statements of Stockholders' Equity (Deficit)
  for Each of the Three Years in the Period Ended December
  31, 2000..................................................  F-6
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 2000...............  F-7
Notes to Consolidated Financial Statements..................  F-8
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
Consolidated Condensed Balance Sheets as of December 31,
  2000 and March 31, 2001...................................  F-27
Consolidated Condensed Statements of Operations for the
  Three Months Ended March 31, 2000 and 2001................  F-28
Consolidated Condensed Statements of Cash Flows for the
  Three Months Ended March 31, 2000 and 2001................  F-29
Notes to Consolidated Condensed Financial Statements........  F-30
ARCH WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES
Report of Independent Public Accountants....................  F-33
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-34
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 2000...............  F-35
Consolidated Statements of Stockholder's Equity (Deficit)
  for Each of the Three Years in the Period Ended December
  31, 2000..................................................  F-36
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 2000...............  F-37
Notes to Consolidated Financial Statements..................  F-38
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
Consolidated Condensed Balance Sheets as of December 31,
  2000 and March 31, 2001...................................  F-55
Consolidated Condensed Statements of Operations for the
  Three Months Ended March 31, 2000 and 2001................  F-56
Consolidated Condensed Statements of Cash Flows for the
  Three Months Ended March 31, 2000 and 2001................  F-57
Notes to Consolidated Condensed Financial Statements........  F-58
ARCH WIRELESS HOLDINGS, INC. AND SUBSIDIARIES
Report of Independent Public Accountants....................  F-61
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-62
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 2000...............  F-63
Consolidated Statements of Stockholder's Equity (Deficit)
  for Each of the Three Years in the Period Ended December
  31, 2000..................................................  F-64

                                                              PAGE
                                                              ----
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 2000...............  F-65
Notes to Consolidated Financial Statements..................  F-66
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
Consolidated Condensed Balance Sheets as of December 31,
  2000 and March 31, 2001...................................  F-82
Consolidated Condensed Statements of Operations for the
  Three Months Ended March 31, 2000 and 2001................  F-83
Consolidated Condensed Statements of Cash Flows for the
  Three Months Ended March 31, 2000 and 2001................  F-84
Notes to Consolidated Condensed Financial Statements........  F-85
PAGING NETWORK, INC. AND SUBSIDIARIES
Report of Independent Public Auditors.......................  F-88
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-89
Consolidated Statements of Operations for Each of the Three
  Years in the Period Ended December 31, 1999...............  F-90
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 1999...............  F-91
Consolidated Statements of Shareholders' Deficit for Each of
  the Three Years in the Period Ended December 31, 1999.....  F-92
Notes to Consolidated Financial Statements..................  F-93
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
Consolidated Balance Sheets as of December 31, 1999 and June
  30, 2000..................................................  F-109
Consolidated Statements of Operations for the Three and Six
  Months Ended June 30, 1999 and 2000.......................  F-110
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1999 and 2000..............................  F-111
Notes to Consolidated Financial Statements..................  F-112

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arch Wireless, Inc.:

     We have audited the accompanying consolidated balance sheets of Arch Wireless, Inc. (a Delaware corporation) (the "Company") and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Wireless, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     As discussed further in Note 1, subsequent to March 1, 2001, the date of our original report, the Company prepared a range of financial projections for the remainder of its current fiscal year. Based on the range of these projections, the Company, in certain circumstances, may no longer be in compliance with the various debt covenants of its credit facility as of September 30, 2001. This factor creates a substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                          /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 1, 2001 (except
for the matter discussed in
Note 1, as to which the
date is May 18, 2001)

                              ARCH WIRELESS, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                              ----------    -----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    3,161    $    55,007
  Accounts receivable (less reserves of $16,473 and $62,918
    in 1999 and 2000, respectively).........................      61,167        134,396
  Inventories...............................................       9,101          2,163
  Prepaid expenses and other................................      11,874         19,877
                                                              ----------    -----------
         Total current assets...............................      85,303        211,443
                                                              ----------    -----------
Property and equipment, at cost:
  Land, buildings and improvements..........................      20,503         36,334
  Messaging and computer equipment..........................     667,820      1,347,468
  Furniture, fixtures and vehicles..........................      26,321         58,270
                                                              ----------    -----------
                                                                 714,644      1,442,072
  Less accumulated depreciation and amortization............     314,445        444,650
                                                              ----------    -----------
  Property and equipment, net...............................     400,199        997,422
                                                              ----------    -----------
Intangible and other assets (less accumulated amortization
  of $515,195 and $697,446 in 1999 and 2000,
  respectively).............................................     867,543      1,100,744
                                                              ----------    -----------
                                                              $1,353,045    $ 2,309,609
                                                              ==========    ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $    8,060    $   177,341
  Accounts payable..........................................      30,016         55,282
  Accrued restructuring charges.............................      17,111         60,424
  Accrued expenses..........................................      43,629        102,959
  Accrued interest..........................................      30,294         39,140
  Customer deposits.........................................       7,526         18,273
  Deferred revenue..........................................      28,175         44,227
                                                              ----------    -----------
         Total current liabilities..........................     164,811        497,646
                                                              ----------    -----------
Long-term debt, less current maturities.....................   1,322,508      1,679,219
                                                              ----------    -----------
Other long-term liabilities.................................      83,285         74,509
                                                              ----------    -----------
Deferred income taxes.......................................          --        121,994
                                                              ----------    -----------
Commitments and contingencies
Redeemable preferred stock..................................      28,176         30,505
                                                              ----------    -----------
Stockholders' equity (deficit):
  Common stock -- $.01 par value, authorized 300,000,000
    shares, issued and outstanding: 47,263,500 and
    161,536,656 shares in 1999 and 2000, respectively.......         472          1,615
  Class B common stock -- $.01 par value, authorized
    10,000,000 shares; issued and outstanding: 3,968,164 and
    1,991,945 shares in 1999 and 2000, respectively.........          40             20
  Additional paid-in capital................................     633,240      1,095,779
  Accumulated other comprehensive income....................          --            (82)
  Accumulated deficit.......................................    (879,487)    (1,191,596)
                                                              ----------    -----------
         Total stockholders' equity (deficit)...............    (245,735)       (94,264)
                                                              ----------    -----------
                                                              $1,353,045    $ 2,309,609
                                                              ==========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH WIRELESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1998          1999           2000
                                                       ----------    -----------    -----------
Revenues.............................................  $  413,635    $   641,824    $   851,082
Cost of products sold................................     (29,953)       (34,954)       (35,861)
                                                       ----------    -----------    -----------
                                                          383,682        606,870        815,221
                                                       ----------    -----------    -----------
Operating expenses:
  Service, rental and maintenance....................      80,782        132,400        182,993
  Selling............................................      49,132         84,249        107,208
  General and administrative.........................     112,181        180,726        263,901
  Depreciation and amortization......................     221,316        309,434        500,831
  Restructuring charge...............................      14,700         (2,200)         5,425
                                                       ----------    -----------    -----------
          Total operating expenses...................     478,111        704,609      1,060,358
                                                       ----------    -----------    -----------
Operating income (loss)..............................     (94,429)       (97,739)      (245,137)
Interest expense.....................................    (104,019)      (144,924)      (167,621)
Interest income......................................       1,766          1,896          1,451
Other expense........................................      (1,960)       (45,221)        (3,082)
Equity in loss of affiliate..........................      (5,689)        (3,200)            --
                                                       ----------    -----------    -----------
Income (loss) before income tax benefit,
  extraordinary items and accounting change..........    (204,331)      (289,188)      (414,389)
Benefit from income taxes............................          --             --         46,006
                                                       ----------    -----------    -----------
Income (loss) before extraordinary items and
  accounting change..................................    (204,331)      (289,188)      (368,383)
Extraordinary gain (loss) from early extinguishment
  of debt............................................      (1,720)         6,963         58,603
Cumulative effect of accounting change...............          --         (3,361)            --
                                                       ----------    -----------    -----------
Net income (loss)....................................    (206,051)      (285,586)      (309,780)
Accretion of redeemable preferred stock..............          --             --         (4,223)
Preferred stock dividend.............................      (1,030)        (2,146)        (2,329)
                                                       ----------    -----------    -----------
Net income (loss) applicable to common
  stockholders.......................................  $ (207,081)   $  (287,732)   $  (316,332)
                                                       ==========    ===========    ===========
Basic/diluted income (loss) per common share before
  extraordinary item and accounting change...........  $   (29.34)   $     (9.21)   $     (4.86)
Extraordinary gain (loss) from early extinguishment
  of debt per basic/diluted common share.............       (0.25)          0.22           0.76
Cumulative effect of accounting change per
  basic/diluted common share.........................          --          (0.11)            --
                                                       ----------    -----------    -----------
Basic/diluted net income (loss) per common share.....  $   (29.59)   $     (9.10)   $     (4.10)
                                                       ==========    ===========    ===========
Basic/diluted weighted average number of common
  shares outstanding.................................   6,997,730     31,603,410     77,122,659
                                                       ==========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH WIRELESS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                               ACCUMULATED                      TOTAL
                                                       CLASS B   ADDITIONAL       OTHER                     STOCKHOLDERS'
                                              COMMON   COMMON     PAID-IN     COMPREHENSIVE   ACCUMULATED      EQUITY
                                              STOCK     STOCK     CAPITAL        INCOME         DEFICIT       (DEFICIT)
                                              ------   -------   ----------   -------------   -----------   -------------
Balance, December 31, 1997..................  $   70     $--     $  351,349       $ --        $  (384,674)    $ (33,255)
  Net loss..................................      --      --             --         --           (206,051)     (206,051)
  Exercise of options to purchase 31,344
    shares of common stock..................      --      --            294         --                 --           294
  Issuance of 85,996 shares of common stock
    under Arch's employee stock purchase
    plan....................................       1      --            548         --                 --           549
  Preferred stock dividend..................      --      --             --         --             (1,030)       (1,030)
                                              ------     ---     ----------       ----        -----------     ---------
Balance, December 31, 1998..................      71      --        352,191         --           (591,755)     (239,493)
  Net loss..................................      --      --             --         --           (285,586)     (285,586)
  Issuance of 30,847,004 shares of common
    stock and 5,360,261 of Class B common
    stock in rights offering................     308      54        216,881         --                 --       217,243
  Issuance of 4,781,656 shares of common
    stock to acquire company................      48      --         20,035         --                 --        20,083
  Shares to be issued in connection with the
    Benbow settlement.......................      --      --         22,836         --                 --        22,836
  Issuance of 3,136,665 shares of common
    stock in exchange for debt..............      31      --         21,106         --                 --        21,137
  Issuance of 34,217 shares of common stock
    under Arch's employee stock purchase
    plan....................................      --      --            191         --                 --           191
  Conversion of Class B common stock into
    common stock............................      14     (14)            --         --                 --            --
  Preferred stock dividend..................      --      --             --         --             (2,146)       (2,146)
                                              ------     ---     ----------       ----        -----------     ---------
Balance, December 31, 1999..................     472      40        633,240         --           (879,487)     (245,735)
  Net loss..................................      --      --             --         --           (309,780)     (309,780)
  Foreign currency translation
    adjustments.............................      --      --             --        (82)                --           (82)
                                                                                                              ---------
        Total comprehensive loss............                                                                   (309,862)
  Issuance of 89,896,907 shares of common
    stock to acquire company................     899      --        262,499         --                 --       263,398
  Issuance of 12,468,632 shares of common
    stock in exchange for debt..............     125      --        156,851         --                 --       156,976
  Issuance of 6,613,180 shares of common
    stock in exchange for redeemable
    preferred stock.........................      66      --         46,849         --                 --        46,915
  Issuance of 2,856,721 shares of common
    stock in connection with the Benbow
    settlement..............................      28      --            (28)        --                 --            --
  Issuance of 459,133 shares of common stock
    under Arch's employee stock purchase
    plan....................................       5      --            570         --                 --           575
  Exercise of Warrants to purchase 2,364
    shares of common stock..................      --      --             21         --                 --            21
  Conversion of Class B common stock into
    common stock............................      20     (20)            --         --                 --            --
  Preferred stock accretion.................      --      --         (4,223)        --                 --        (4,223)
  Preferred stock dividend..................      --      --             --         --             (2,329)       (2,329)
                                              ------     ---     ----------       ----        -----------     ---------
Balance, December 31, 2000..................  $1,615     $20     $1,095,779       $(82)       $(1,191,596)    $ (94,264)
                                              ======     ===     ==========       ====        ===========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH WIRELESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1998         1999          2000
                                                              ---------    ---------    ----------
Cash flows from operating activities:
  Net income (loss).........................................  $(206,051)   $(285,586)   $ (309,780)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................    221,316      309,434       500,831
    Deferred income tax benefit.............................         --           --       (46,006)
    Extraordinary loss (gain) from early extinguishment of
      debt..................................................      1,720       (6,963)      (58,603)
    Cumulative effect of accounting change..................         --        3,361            --
    Equity in loss of affiliate.............................      5,689        3,200            --
    Accretion of discount on long-term debt.................     37,115       41,566        28,277
    Other non-cash interest expense.........................         --        2,904         2,361
    Gain on tower site sale.................................     (1,859)      (1,871)       (1,983)
    Write-off of N-PCS investments..........................         --       37,498            --
    Accounts receivable loss provision......................      8,545       15,265        33,015
    Changes in assets and liabilities, net of effect from
      acquisitions of companies:
      Accounts receivable...................................     (9,151)     (18,369)      (41,129)
      Inventories...........................................      2,314        1,728         7,381
      Prepaid expenses and other............................     (3,090)       7,000         6,944
      Accounts payable and accrued expenses.................     24,649       (2,986)      (74,550)
      Customer deposits and deferred revenue................        549       (7,554)       (8,495)
      Other long-term liabilities...........................      1,634          909        (5,938)
                                                              ---------    ---------    ----------
Net cash provided by operating activities...................     83,380       99,536        32,325
                                                              ---------    ---------    ----------
Cash flows from investing activities:
  Additions to property and equipment, net..................    (79,249)     (95,208)     (127,833)
  Additions to intangible and other assets..................    (33,935)     (18,443)      (12,452)
  Net proceeds from tower site sale.........................     30,316        3,046            --
  Acquisition of companies, net of cash acquired............         --     (516,561)       47,785
                                                              ---------    ---------    ----------
Net cash used for investing activities......................    (82,868)    (627,166)      (92,500)
                                                              ---------    ---------    ----------
Cash flows from financing activities:
  Issuance of long-term debt................................    460,964      473,783       174,960
  Repayment of long-term debt...............................   (489,014)    (162,059)      (63,560)
  Net proceeds from sale of preferred stock.................     25,000           --            --
  Net proceeds from sale of common stock....................        843      217,434           596
                                                              ---------    ---------    ----------
Net cash (used in) provided by financing activities.........     (2,207)     529,158       111,996
                                                              ---------    ---------    ----------
Effect of exchange rate changes on cash.....................         --           --            25
                                                              ---------    ---------    ----------
Net (decrease) increase in cash and cash equivalents........     (1,695)       1,528        51,846
Cash and cash equivalents, beginning of period..............      3,328        1,633         3,161
                                                              ---------    ---------    ----------
Cash and cash equivalents, end of period....................  $   1,633    $   3,161    $   55,007
                                                              =========    =========    ==========
Supplemental disclosure:
  Interest paid.............................................  $  57,151    $  91,151    $  128,155
                                                              =========    =========    ==========
  Issuance of common stock for acquisitions of companies....  $      --    $  20,083    $  263,398
                                                              =========    =========    ==========
  Liabilities assumed in acquisitions of companies..........  $      --    $ 134,429    $1,059,431
                                                              =========    =========    ==========
  Issuance of common stock for debt.........................  $      --    $  21,137    $  156,976
                                                              =========    =========    ==========
  Issuance of common stock for redeemable preferred stock...  $      --    $      --    $   46,915
                                                              =========    =========    ==========
  Preferred stock dividend..................................  $   1,030    $   2,146    $    2,329
                                                              =========    =========    ==========
  Accretion of redeemable preferred stock...................  $      --    $      --    $    4,223
                                                              =========    =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Arch Wireless, Inc. consolidated with its subsidiaries ("Arch" or the "Company") is a leading provider of wireless messaging and information services in the United States. Currently, Arch primarily provides traditional paging services, which enable subscribers to receive messages on their pagers composed entirely of numbers, such as a phone number, or on some pagers, numbers and letters, which enable subscribers to receive text messages. Arch has also begun to market and sell two-way wireless messaging services which enable subscribers to respond to messages or create and send wireless email messages to other wireless messaging devices (including pagers and personal digital assistants or PDAs) and to personal computers. Arch also offers wireless information services, such as stock quotes, news and other wireless information delivery services, voice mail, personalized greeting, message storage and retrieval, equipment loss protection and equipment maintenance. These services are commonly referred to as wireless messaging and information services.

     Risks and Other Important Factors -- Arch sustained net losses of $206.1 million, $285.6 million and $309.8 million for the years ended December 31, 1998, 1999 and 2000, respectively. Arch's loss from operations for the year ended December 31, 2000 was $245.1 million. In addition, at December 31, 2000, Arch had an accumulated deficit of approximately $63.8 million and a deficit in working capital of $286.2 million although $175.2 million of current maturities of long term debt were repaid in February 2001, see Note 4 for description of the transaction. Arch's losses from operations and net losses are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable.

     Arch's operations require the availability of substantial funds to finance the maintenance and growth of its existing messaging operations, its subscriber base and to enhance and expand its two-way messaging networks. At December 31, 2000, Arch had approximately $1,856.6 million outstanding under its credit facility, senior notes, capital leases and other long-term debt. Amounts available under its credit facility are subject to certain financial covenants and other restrictions. At December 31, 2000, Arch was in compliance with each of the covenants under its credit facility. Arch's ability to borrow additional amounts in the future, including amounts currently available under the credit facility is dependent on Arch's ability to comply with the provisions of its credit facility as well as the availability of financing in the capital markets. At December 31, 2000, Arch had $4.0 million of borrowings available under its credit facility.

     In May 2001, Arch prepared a range of financial projections for the remainder of its current fiscal year. Arch believes that based on the lower range of its current projections, it may be in default of certain financial covenants of its credit facility as of September 30, 2001. Arch's ability to continue as a going concern is dependent upon its ability to comply with the terms of its debt agreements, to refinance its existing debt or obtain additional financing. Arch is currently in the process of restructuring its obligations. There can be no assurances that Arch will be successful in its efforts, which may have a material adverse affect on the solvency of Arch.

     Arch is also subject to additional risks and uncertainties including, but not limited to, changes in technology, business integration, competition, government regulation and subscriber turnover.

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              ARCH WIRELESS, INC.

     Revenue Recognition -- Arch recognizes revenue under rental and service agreements with customers as the related services are performed. Maintenance revenues and related costs are recognized ratably over the respective terms of the agreements. Sales of equipment are recognized upon delivery. In some cases, Arch enters into transactions which include the sale of both products and services. The Company allocates the value of the arrangement to each element based on the residual method. Under the residual method, the fair value of the undelivered elements, typically services, is deferred and subsequently realized when earned. Commissions are recognized as an expense when incurred. On December 3, 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. Arch adopted SAB 101 in 2000, it did not have a material impact on its results of operations.

     Cash Equivalents -- Cash equivalents include short-term, interest-bearing instruments purchased with remaining maturities of three months or less.

     Inventories -- Inventories consist of new messaging devices, which are held primarily for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

     Property and Equipment -- Leased messaging devices sold or otherwise retired are removed from the accounts at their net book value using the first-in, first-out method. Property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

                                                               ESTIMATED
ASSET CLASSIFICATION                                          USEFUL LIFE
--------------------                                          -----------
Buildings and improvements..................................   20 Years
Leasehold improvements......................................  Lease Term
Messaging devices...........................................   2 Years
Messaging and computer equipment............................  3-8 Years
Furniture and fixtures......................................  5-8 Years
Vehicles....................................................   3 Years

     Depreciation and amortization expense related to property and equipment totaled $101.1 million, $144.9 million and $211.8 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     On October 1, 2000, Arch revised the estimated depreciable life of its subscriber equipment from three to two years. The change in useful life resulted from Arch's expectations regarding future usage periods for subscriber devices considering current and projected technological advances and customer desires for new messaging technology. As a result of this change depreciation expense increased approximately $19.3 million in the fourth quarter of 2000.

     Long-Lived Assets -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" Arch evaluates the recoverability of its carrying value of the Company's long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, Arch reduces the carrying value of such impaired assets to fair value based on estimated discounted future cash flows. To date, Arch has not had any such impairments.

     Fair Value of Financial Instruments -- Arch's financial instruments, as defined under SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", include its cash, its debt financing and interest rate protection agreements. The fair value of cash is equal to the carrying value at December 31, 1999 and 2000. The fair value of the debt and interest rate protection agreements are included in Note 4.

                              ARCH WIRELESS, INC.

     Reverse Stock Split -- On June 28, 1999, Arch effected a one for three reverse stock split. All share and per share data for all periods presented have been adjusted to give effect to this reverse split.

     Derivative Instruments and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch adopted this standard effective January 1, 2001. The impact of adopting SFAS No. 133 was not material; however, adopting SFAS No. 133 could increase volatility in future earnings and other comprehensive income.

2. ACQUISITIONS

     On June 3, 1999 Arch completed its acquisition of MobileMedia Communications, Inc. for $671.1 million, consisting of cash paid of $516.6 million, including direct transaction costs, 4,781,656 shares of Arch Wireless, Inc. common stock valued at $20.1 million and the assumption of liabilities of $134.4 million. The cash payments were financed through the issuance of approximately 36.2 million shares of Arch Wireless, Inc. common stock (including approximately 5.4 million shares of Arch Wireless, Inc. Class B common stock) in a rights offering for $6.00 per share, the issuance of $147.0 million principal amount of 13 3/4% senior notes due 2008 (see Note 4) and additional borrowings under the Operating Company's credit facility.

     Arch Wireless, Inc. issued to four unsecured creditors, who had agreed to purchase shares not purchased by other unsecured creditors in the rights offering, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share. The fair value of these warrants was determined to be immaterial.

     The acquisition was accounted for as a purchase and the results of MobileMedia's operations have been included in the consolidated financial statements from the date of acquisition.

     The liabilities assumed in the MobileMedia transaction, referred to above, include an unfavorable lease accrual related to MobileMedia's rentals on communications towers, which were in excess of market rental rates. This accrual amounted to approximately $52.9 million and is included in other long-term liabilities. This accrual is being amortized over the remaining lease term of 12 3/4 years. Concurrent with the consummation of the MobileMedia acquisition, Arch developed a plan to integrate the operations of MobileMedia. The liabilities assumed, referred to above, includes a $14.5 million restructuring accrual to cover the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 10).

     On November 10, 2000, Arch completed its acquisition of Paging Network, Inc. (PageNet) for $1.35 billion consisting of 89,896,907 shares of Arch Wireless, Inc. common stock valued at $263.4 million, the assumption of liabilities of $1.06 billion, including a deferred tax liability of $168.0 million arising in purchase accounting, and $27.6 million of transaction costs. In the merger, each outstanding share of PageNet's common stock was exchanged for 0.04796505 shares of Arch Wireless, Inc.'s common stock.

     The merger was accompanied by a re-capitalization of Arch Wireless, Inc. and PageNet involving the exchange of common stock for outstanding debt. Arch Wireless, Inc. offered to exchange a total of 29,651,984 shares of its common stock for all of its outstanding 10 7/8% senior discount notes that were outstanding on November 7, 1999; Arch Wireless, Inc. exchanged shares of its common stock for a significant portion of these discount notes (see Note 4).

                              ARCH WIRELESS, INC.

     In connection with the merger, 80.5% of the total equity of PageNet's subsidiary, Vast Solutions, Inc. was issued to PageNet's current stockholders and noteholders and Arch holds the remaining 19.5% of Vast's equity.

     The purchase price for these acquisitions was allocated based on the fair values of assets acquired and liabilities assumed. The purchase price allocation for PageNet is preliminary as of December 31, 2000, and the Company expects it to be finalized over the next three quarters. The acquisition was accounted for as a purchase, and the results of PageNet's operations have been included in the consolidated financial statements from the date of acquisition.

     Concurrent with the consummation of the PageNet acquisition, Arch management developed a plan to integrate the operations of PageNet. The liabilities assumed in the PageNet transaction, referred to above, include a $76.0 million restructuring accrual related to the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 10).

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the period presented, after giving effect to certain adjustments, including depreciation and amortization of acquired assets and interest expense on acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been completed at the beginning of the period presented, or of results that may occur in the future.

                                                        YEAR ENDED           YEAR ENDED
                                                     DECEMBER 31, 1999    DECEMBER 31, 2000
                                                     -----------------    -----------------
                                                       (UNAUDITED AND IN THOUSANDS EXCEPT
                                                             FOR PER SHARE AMOUNTS)
Revenues...........................................     $1,803,519           $1,475,828
Income (loss) before extraordinary item............       (429,994)            (499,006)
Net income (loss)..................................       (433,355)            (440,403)
Basic/diluted net income (loss) per common share...          (2.55)               (2.90)

3. INTANGIBLE AND OTHER ASSETS

     Intangible and other assets, net of accumulated amortization, are composed of the following (in thousands):

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         2000
                                                              --------    ----------
Purchased Federal Communications Commission licenses........  $354,246    $  451,431
Purchased subscriber lists..................................   239,114       412,015
Goodwill....................................................   249,010       163,027
Restricted cash.............................................        --        35,280
Deferred financing costs....................................    19,915        24,905
Other.......................................................     5,258        14,086
                                                              --------    ----------
                                                              $867,543    $1,100,744
                                                              ========    ==========

     Amortization expense related to intangible and other assets totaled $120.2 million, $164.6 million and $289.1 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     Included in purchased Federal Communications Commissions licenses are $175.0 million of 900 MHz SMR (Specialized Mobile Radio) licenses which are held for sale to Nextel Communications, Inc. (see Note 12).

                              ARCH WIRELESS, INC.

     During the fourth quarter of 2000, the Company reviewed the remaining lives of its intangible assets. Due to the nature of change in the traditional messaging industry and the new technologies for two-way messaging, effective October 1, 2000 the Company changed the remaining lives on purchased subscriber lists, purchased Federal Communications Commission licenses and goodwill which resulted from acquisitions prior to 2000 as follows:

                                                             BOOK VALUE AT
                                                             DECEMBER 31,      ESTIMATED
INTANGIBLE ASSET CLASSIFICATION                                  2000         USEFUL LIFE
-------------------------------                              -------------    -----------
Purchased Federal Communications Commission licenses.......    $276,420        24 Months
Purchased subscriber lists.................................     137,426        12 Months
Goodwill...................................................     163,027        12 Months

     These changes resulted in additional amortization expense in 2000 of $103.5 million.

     The purchased subscriber list, acquired in conjunction with the acquisition of PageNet had a net book value at December 31, 2000 of $274.6 million and is being amortized over a three year period.

     Deferred financing costs incurred in connection with Arch's credit agreements (see Note 4) are being amortized over periods not to exceed the terms of the related agreements. As credit agreements are amended and restated, unamortized deferred financing costs are written off as an extraordinary charge. During 1998, a charge of $1.7 million was recognized in connection with the closing of a new credit facility.

     Other assets consist of a note receivable from Vast, contract rights, organizational and Federal Communications Commission application and development costs which are amortized using the straight-line method over their estimated useful lives, not exceeding ten years.

     In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Development and start up costs include nonrecurring, direct costs incurred in the development and expansion of messaging systems. Arch adopted SOP 98-5 effective January 1, 1999. Initial application of SOP 98-5 resulted in a $3.4 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.

     N-PCS Investments -- In connection with Arch's May 1996 acquisition of Westlink Holdings, Inc., Arch acquired Westlink's 49.9% share of the capital stock of Benbow PCS Ventures, Inc. Benbow holds exclusive rights to a 50kHz outbound/12.5kHz inbound narrowband PCS license in each of the five regions of the United States. Arch's investment in Benbow was accounted for under the equity method whereby Arch's share of Benbow's losses, since the acquisition date of Westlink, are recognized in Arch's accompanying consolidated statements of operations under the caption equity in loss of affiliate.

     In June 1999, Arch, Benbow and Benbow's controlling stockholder, agreed that:

     - the shareholders agreement, the management agreement and the employment agreement governing the establishment and operation of Benbow would be terminated;

     - Benbow would not make any further Federal Communications Commission payments and would not pursue construction of a narrowband PCS system;

     - Arch would not be obligated to fund Federal Communications Commission payments or construction of a narrowband PCS system by Benbow;

                              ARCH WIRELESS, INC.

     - the parties would seek Federal Communications Commission approval of the forgiveness of Benbow's remaining payment obligations and the transfer of the controlling stockholder's equity interest in Benbow to Arch;

     - the closing of the transaction would occur on the earlier of January 23, 2001 or receipt of Federal Communications Commission approval;

     - Arch would pay the controlling stockholder, in installments, an aggregate amount of $3.5 million if the transaction closes before January 23, 2001 or $3.8 million if the transaction closes on January 23, 2001.

     As a result of these arrangements, Benbow does not have any meaningful business operations and is unlikely to retain its narrowband PCS licenses. Therefore, Arch wrote off substantially all of its investment in Benbow in the amount of $8.2 million in June 1999. Arch accrued the payment to the controlling stockholder of $3.8 million and legal and other expenses of approximately $1.0 million, which are included in accrued expenses. In addition, Arch guaranteed Benbow's obligations in conjunction with Benbow's June 1998 purchase of the stock of PageCall. Since Benbow was unable to meet these obligations and Arch Wireless, Inc. was required to settle the obligation in its stock, Arch Wireless, Inc. recorded the issuance of $22.8 million of its common stock in additional paid-in capital and as a charge to operations in June 1999, to satisfy the obligation. In April 2000, Arch Wireless, Inc. issued the stock to the shareholders of PageCall.

     On November 8, 1994, CONXUS Communications, Inc. was successful in acquiring the rights to an interactive messaging license in five designated regions in the United States from the Federal Communications Commission narrowband wireless spectrum auction. On May 18, 1999, CONXUS filed for Chapter 11 protection in the U.S. Bankruptcy Court in Delaware, which case was converted to a case under Chapter 7 on August 17, 1999. In June 1999, Arch wrote-off its $6.5 million investment in CONXUS. On November 3, 1999, in order to document its disposition of any interest it has, if any, in CONXUS, Arch offered to transfer to CONXUS its shares in CONXUS for no consideration. The Chapter 7 trustee accepted this offer on December 9, 1999.

     All of the above charges, totaling $42.3 million, are included in other expense in 1999 in the accompanying statement of operations.

                              ARCH WIRELESS, INC.

4. LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                          DECEMBER 31,
                                  ------------------------------------------------------------
                                              1999                            2000
                                  ----------------------------    ----------------------------
                                  CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                  --------------    ----------    --------------    ----------
Senior Bank Debt................    $  438,940       $438,940       $1,135,113      $1,070,757
Canadian Bank Debt..............            --             --           63,355          63,355
10 7/8% Senior Discount Notes
  due 2008......................       393,917        173,323          160,272          40,068
9 1/2% Senior Notes due 2004 ...       125,000         95,000          125,000          85,000
14% Senior Notes due 2004 ......       100,000         83,000          100,000          75,000
12 3/4% Senior Notes due
  2007 .........................       127,887        101,030          128,168          46,140
13 3/4% Senior Notes due
  2008 .........................       140,365        113,685          141,167          50,820
Other...........................         4,459          1,812            3,485           2,539
                                    ----------                      ----------
                                     1,330,568                       1,856,560
  Less -- Current maturities....         8,060                         177,341
                                    ----------                      ----------
  Long-term debt................    $1,322,508                      $1,679,219
                                    ==========                      ==========

     Arch's debt financing primarily consists of senior bank debt and fixed rate senior notes. Arch's senior bank debt trades on a limited basis, therefore the fair value at December 31, 2000 was determined with reference to market quotes. Arch considers the fair value of the Canadian bank debt to be equal to the carrying value since the related facilities bear a current market rate of interest. Arch's fixed rate senior notes are traded publicly. The fair values of the fixed rate senior notes were based on current market quotes as of December 31, 1999 and 2000.

     Senior Bank Debt -- The Company, through its operating subsidiary, Arch Wireless Holdings, Inc. (the Operating Company) has a senior credit facility in the current amount of $1,298.8 million consisting of (i) a $157.5 million tranche A reducing revolving facility, (ii) a $95.0 million tranche B term loan,
(iii) a $746.4 million tranche B-1 term loan which is recorded net of $159.7 million discount at December 31, 2000, and (iv) a $299.9 million tranche C term loan.

     The tranche A facility began reducing on a quarterly basis on September 30, 2000 and will mature on June 30, 2005. The tranche B term loan began amortizing in quarterly installments on September 30, 2000, with an ultimate maturity date of June 30, 2005. The tranche B-1 term loan will be amortized in quarterly installments commencing March 31, 2001, with an ultimate maturity date of June 30, 2006. The tranche C term loan began amortizing in annual installments on December 31, 1999, with an ultimate maturity date of June 30, 2006. In addition to these scheduled reductions and repayments, the Operating Company is required to repay $110 million of senior bank debt no later than November 10, 2001, with such amount being applied on a pro rata basis to the tranche B, tranche B-1 and tranche C term loans.

     The Operating Company's obligations under the senior credit facility are secured by its pledge of its interests in certain of its operating subsidiaries. The senior credit facility is guaranteed by Arch Wireless, Inc. and certain of its operating subsidiaries. Arch Wireless, Inc.'s guarantee is secured by a pledge of its stock and notes in its wholly-owned subsidiary Arch Wireless Communications, Inc. (the Intermediate Holding Company), and the guarantees of the operating subsidiaries are secured by a security interest in certain assets of those operating subsidiaries.

     Borrowings under the senior credit facility bear interest based on a reference rate equal to either the agent bank's alternate base rate or LIBOR, in each case plus a margin (3.375% on tranche A, tranche B

                              ARCH WIRELESS, INC.

and tranche B-1 and 6.875% on tranche C at December 31, 2000) based on specified ratios of debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The senior credit facility requires payment of fees on the daily average amount available to be borrowed under the tranche A facility. These fees vary depending on specified ratios of total debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The senior credit facility requires that at least 50% of total Intermediate Holding Company consolidated debt, including outstanding borrowings under the senior credit facility, be subject to a fixed interest rate or interest rate protection agreements. Entering into interest rate protection agreements involves both the credit risk of dealing with counterparties and their ability to meet the terms of the contracts and interest rate risk. In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch would be subject to the prevailing interest rates specified in the senior credit facility.

     Arch had off-balance-sheet interest rate protection agreements consisting of an interest rate cap with a notional amount of $10.0 million, at December 31, 1999 and interest rate swaps with an aggregate notional amount of $400.0 million at December 31, 2000. The cost to terminate the outstanding interest rate cap and interest rate swaps at December 31, 1999 and 2000 would have been $4.5 million and $9.1 million, respectively.

     Under the interest rate swap agreements, the Company will pay the difference between LIBOR and the fixed swap rate if the swap rate exceeds LIBOR, and the Company will receive the difference between LIBOR and the fixed swap rate if LIBOR exceeds the swap rate. Settlement occurs on the quarterly reset dates specified by the terms of the contracts. No interest rate swaps on the senior credit facility were outstanding at December 31, 1999. At December 31, 2000, the Company had a net payable of $501 thousand, on the interest rate swaps.

     The senior credit facility contains restrictions that limit, among other things, Arch's operating subsidiaries' ability to:

     - declare dividends or redeem or repurchase capital stock;

     - prepay, redeem or purchase debt;

     - incur liens and engage in sale/leaseback transactions;

     - make loans and investments;

     - incur indebtedness and contingent obligations;

     - amend or otherwise alter debt instruments and other material agreements;

     - engage in mergers, consolidations, acquisitions and asset sales;

     - alter its lines of business or accounting methods.

     In addition, the senior credit facility requires Arch and its subsidiaries to meet certain financial covenants, including ratios of earnings before interest, income taxes, depreciation and amortization to fixed charges, earnings before interest, income taxes, depreciation and amortization to debt service, earnings before interest, income taxes, depreciation and amortization to interest service and total indebtedness to earnings before interest, income taxes, depreciation and amortization. As of December 31, 2000, Arch and its operating subsidiaries were in compliance with the covenants of the senior credit facility.

     As of December 31, 2000, $1,294.8 million was outstanding and $4.0 million was available under the senior credit facility. At December 31, 2000, such advances bore interest at an average annual rate of 9.73%.

                              ARCH WIRELESS, INC.

     Canadian Bank Debt -- The Company, through its Canadian operating subsidiary, Paging Network Canada Holdings, Inc., has two credit agreements which provide for total borrowings of approximately $72.8 million. As of December 31, 2000, approximately $63.4 million of borrowings were outstanding under these credit facilities. Additional borrowings are available under these facilities, provided that minimum collateral requirements and certain financial conditions are met. Maximum borrowing that may be outstanding under the credit facilities are permanently reduced beginning on March 31, 2002, by the following amounts: 2002 -- $0.7 million; 2003 -- $4.0 million and 2004 -- $58.7 million.
Both credit agreements expire on December 31, 2004. Borrowings under the agreements bear interest based on the agent bank's prime rate plus a margin based on specified ratios of debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The two Canadian credit agreements are secured by $35.3 million of cash collateral which is included in other assets and a general security interest in all the assets of the Canadian subsidiary. Any liabilities of the Canadian subsidiary, including borrowings under its two credit agreements, have no recourse to Arch or any of its other assets.

     Senior Notes -- Interest on Arch's 10 7/8% senior discount notes due 2008 does not accrue prior to March 15, 2001. Commencing September 15, 2001, interest on the senior discount notes is payable semi-annually at an annual rate of 10 7/8%. The maturity value of the senior discount notes outstanding at December 31, 2000 was $164.2 million.

     Interest on the Intermediate Holding Company's 13 3/4% senior notes due 2008, 12 3/4% senior notes due 2007, 14% senior notes due 2004 and 9 1/2% senior notes due 2004 (collectively, the "Senior Notes") is payable semiannually. The senior discount notes and Senior Notes contain certain restrictive and financial covenants, which, among other things, limit the ability of Arch or Intermediate Holding Company to:

     - incur additional indebtedness;

     - pay dividends;

     - grant liens on its assets;

     - sell assets;

     - enter into transactions with related parties;

     - merge, consolidate or transfer substantially all of its assets;

     - redeem capital stock or subordinated debt;

     - make certain investments.

     The Senior Notes are generally unsecured, however, the 9 1/2% Notes and 14% Notes are secured on a pari passu basis with the lenders under the senior credit facility in the assets of certain subsidiaries of the Operating Company.

     During 1998, the Intermediate Holding Company entered into interest rate swap agreements in connection with the Intermediate Holding Company's 14% notes. Under the interest rate swap agreements, Arch effectively reduced the interest rate on the Intermediate Holding Company's 14% notes from 14% to the fixed swap rate of 9.45%. As of December 31, 1999, one of these interest rate swap agreements remained outstanding with a notional amount of $107 million. In December 2000, the Company restructured the $107 million interest rate swap. Under the terms of the restructured interest rate swap between the Operating Company and the counterparty, the notional amount was increased to $350 million and the fixed swap rate was reduced to 7.1% (see Senior Bank Debt). In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch would be subject to the 14% interest rate specified on the notes. As of December 31, 2000, Arch had received $5.2 million in excess of the

                              ARCH WIRELESS, INC.

amounts paid under the swap agreements, which is included in other long-term liabilities in the accompanying balance sheet.

     Convertible Subordinated Debentures --At December 31, 2000, $946,000 of Arch Wireless, Inc. convertible subordinated debentures were outstanding and included in long-term debt. The debentures are convertible at their principal amount into shares of Arch Wireless, Inc. common stock at any time prior to redemption or maturity at an initial conversion price of $50.25 per share, subject to adjustment, and bear interest at a rate of 6 3/4% per annum, payable semiannually on June 1 and December 1.

     Debt Exchanged for Equity -- In October 1999, Arch Wireless, Inc. completed transactions with four bondholders in which it issued an aggregate of 3,136,665 shares of its common stock and warrants to purchase 540,487 shares of its common stock for $9.03 per share in exchange for $25.2 million accreted value of debt securities. Under two of the exchange agreements, Arch Wireless, Inc. issued 809,545 shares of its common stock and warrants to purchase 540,487 shares of its common stock for $9.03 per share in exchange for $8.9 million principal amount of its convertible debentures. Arch recorded $2.9 million of non-cash interest expense in conjunction with these transactions. Under the remaining exchange agreements, Arch Wireless, Inc. issued 2,327,120 shares of its common stock in exchange for $16.3 million accreted value ($19.0 million maturity value) of its senior discount notes. Arch recorded an extraordinary gain of $7.0 million on the early extinguishment of debt as a result of these transactions.

     In 2000, Arch Wireless, Inc. issued 285,973 shares of its common stock in exchange for $3.5 million principal amount of its convertible debentures. Arch Wireless, Inc. also issued 12,182,659 shares of its common stock in exchange for $165.3 million accreted value ($184.2 million maturity value) of its senior discount notes. Arch recorded an extraordinary gain of $14.2 million on the early extinguishment of debt as a result of these transactions.

     On May 10, 2000, Arch announced it had completed an agreement with Resurgence Asset Management L.L.C. for the exchange of $91.1 million accreted value ($100.0 million maturity value) of senior discount notes held by various Resurgence entities for 1,000,000 shares of a new class of Arch Wireless, Inc.'s preferred stock called Series D preferred stock. The Series D preferred stock was converted into an aggregate of 6,613,180 shares of common stock upon completion of Arch's merger with PageNet.

     Arch recorded an extraordinary gain of $44.4 million on the early extinguishment of debt as a result of this transaction based on the difference between the carrying value of the exchanged debt, including deferred financing fees, and the fair value of the preferred stock issued. Arch recorded $4.2 million of accretion on this preferred stock prior to its conversion to common stock on November 10, 2000.

     Maturities of Debt -- Scheduled long-term debt maturities at December 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $  177,341
2002........................................................     154,433
2003........................................................     196,174
2004........................................................     495,784
2005........................................................     201,867
Thereafter..................................................     790,678
                                                              ----------
                                                               2,016,277
Less -- Discount on assumed bank debt.......................     159,717
                                                              ----------
                                                              $1,856,560
                                                              ==========

                              ARCH WIRELESS, INC.

     In February 2001, Arch used a portion of the proceeds received in the Nextel transaction (see Note 12) to voluntarily prepay $175.2 million of amortization scheduled to occur under its senior credit facility during 2001. Following this transaction, amounts outstanding under the senior credit facility totaled $1,119.6 million and consisted of (i) a $122.5 million tranche A reducing revolving facility, (ii) a $64.1 million tranche B term loan, (iii) a $662.7 million tranche B-1 term loan, and (iv) a 270.3 million tranche C term loan. Mandatory reductions of the tranche A facility and amortization of the tranche B, tranche B-1 and tranche C term loans will commence on March 31, 2002 in accordance with the terms of the senior credit facility.

5. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

     Redeemable Series C Cumulative Convertible Preferred Stock -- On June 29, 1998, two partnerships managed by Sandler Capital Management Company, Inc., an investment management firm, together with certain other private investors, made an equity investment in Arch of $25.0 million in the form of Series C Convertible Preferred Stock of Arch Wireless, Inc. The Series C Preferred Stock:
(i) is convertible into Arch Wireless, Inc. common stock at a conversion price of $16.38 per share, subject to certain adjustments; (ii) bears dividends at an annual rate of 8.0%, (A) payable quarterly in cash or, at Arch's option, through the issuance of shares of Arch Wireless, Inc. common stock valued at 95% of the then prevailing market price or (B) if not paid quarterly, accumulating and payable upon redemption or conversion of the Series C Preferred Stock or liquidation of Arch; (iii) permits the holders after seven years to require Arch, at Arch's option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch Wireless, Inc. common stock valued at 95% of the then prevailing market price of Arch Wireless, Inc. common stock, so long as the common stock remains listed on a national securities exchange; (iv) is subject to redemption for cash or conversion into Arch Wireless, Inc. common stock at Arch's option in certain circumstances; (v) in the event of a "Change of Control" as defined in the indenture governing the senior discount notes, requires Arch, at its option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch Wireless, Inc. common stock valued at 95% of the then prevailing market price of Arch Wireless, Inc. common stock, with such cash redemption or conversion being at a price equal to 105% of the sum of the original purchase price plus accumulated dividends; (vi) limits certain mergers or asset sales by Arch; (vii) so long as at least 50% of the Series C Preferred Stock remains outstanding, limits the incurrence of indebtedness and "restricted payments" in the same manner as contained in the senior discount notes indenture; and (viii) has certain voting and preemptive rights. Upon an event of redemption or conversion, Arch currently intends to convert such Series C Preferred Stock into shares of common stock.

     Class B Common Stock -- Shares of Arch Wireless, Inc. Class B common stock are identical in all respects to shares of Arch Wireless, Inc. common stock, except that a holder of Class B common stock is not entitled to vote in the election of directors and is entitled to 1/100th vote per share on all other matters voted on by Arch Wireless, Inc. stockholders. Shares of class B common stock will automatically convert into an identical number of shares of common stock upon transfer of Class B common shares to any person or entity, other than any person or entity that received shares of Class B common stock in the initial distribution of those shares or any affiliate of such person or entity. During 1999 and 2000, 1,392,097 and 1,976,219 shares of Class B common stock were converted to common stock.

     Warrants -- In connection with the acquisition of MobileMedia and certain debt for equity exchanges previously discussed, Arch issued approximately 50.0 million warrants to purchase Arch Wireless, Inc. common stock. Each warrant represents the right to purchase one-third of one share of Arch Wireless, Inc. common stock at an exercise price of $3.01 ($9.03 per share). The warrants expire on September 1, 2001.

     Stock Options -- Arch Wireless, Inc. has stock option plans, which provide for the grant of incentive and nonqualified stock options to key employees, directors and consultants to purchase Arch Wireless, Inc. common

                              ARCH WIRELESS, INC.

stock. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Options generally vest over a five-year period from the date of grant. However, in certain circumstances, options may be immediately exercisable in full. Options generally have a duration of 10 years. The plans provide for the granting of options to purchase a total of 9,131,865 shares of common stock.

     As a result of the PageNet merger, each outstanding option to purchase PageNet common stock became fully exercisable and vested and was converted into an option to purchase the same number of shares of Arch Wireless, Inc. common stock that the holder of the option would have received in the merger if the holder had exercised the option immediately prior to the merger.

     On December 16, 1997, the Compensation Committee of the board of directors of Arch authorized the Company to offer an election to its employees who had outstanding options at a price greater than $15.19 to cancel such options and accept new options at a lower price. In January 1998, as a result of this election by certain of its employees, the Company canceled 361,072 options with exercise prices ranging from $17.82 to $61.88 and granted the same number of new options with an exercise price of $15.19 per share, the fair market value of the stock on December 16, 1997.

     The following table summarizes the activity under Arch's stock option plans for the periods presented:

                                                                           WEIGHTED
                                                               NUMBER      AVERAGE
                                                                 OF        EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
Options outstanding at December 31, 1997....................    453,643    $ 29.22
  Granted...................................................    656,096      14.27
  Exercised.................................................    (31,344)      9.38
  Terminated................................................   (429,627)     28.54
                                                              ---------    -------
Options outstanding at December 31, 1998....................    648,768      15.51
  Granted...................................................  1,295,666       7.80
  Exercised.................................................         --         --
  Terminated................................................   (109,672)     13.89
                                                              ---------    -------
Options outstanding at December 31, 1999....................  1,834,762      10.16
  Granted...................................................  6,147,950       4.07
  Assumed in merger.........................................    410,183     161.63
  Exercised.................................................         --         --
  Terminated................................................   (445,903)     17.46
                                                              ---------    -------
Options outstanding at December 31, 2000....................  7,946,992      12.86
                                                              =========    =======
Options exercisable at December 31, 2000....................    976,576    $ 70.83
                                                              =========    =======

                              ARCH WIRELESS, INC.

     The following table summarizes the options outstanding and options exercisable by price range at December 31, 2000:

                                          WEIGHTED
                                           AVERAGE     WEIGHTED                 WEIGHTED
                                          REMAINING    AVERAGE                  AVERAGE
                             OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
------------------------   -----------   -----------   --------   -----------   --------
    $  0.97-$  0.97         2,393,000       9.95       $  0.97           --     $    --
       2.47-   6.06         3,561,050       9.36          6.05       38,000        4.70
       6.09-  15.19         1,576,026       8.03          9.71      524,049       11.44
      17.12- 127.70           165,814       7.95         59.87      163,425       60.46
     127.70- 322.18           251,102       6.65        211.55      251,102      211.55
    ---------------         ---------       ----       -------      -------     -------
    $  0.97-$322.18         7,946,992       9.16       $ 12.86      976,576     $ 70.83
    ===============         =========       ====       =======      =======     =======

     Employee Stock Purchase Plans -- The Company's employee stock purchase plans allow eligible employees the right to purchase common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. During 1998, 1999 and 2000, 85,996, 34,217 and 459,133 shares were issued at an average price per share of $6.39, $5.60 and $1.25, respectively. At December 31, 2000, 6,650 shares are available for future issuance.

     Accounting for Stock-Based Compensation -- Arch accounts for its stock option and stock purchase plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". Since all options have been issued at a grant price equal to fair market value, no compensation cost has been recognized in the statements of operations. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", Arch's net income
(loss) and income (loss) per share would have been increased to the following pro forma amounts:

                                                                    YEARS ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                               1998           1999           2000
                                                           ------------   ------------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss):                         As reported      $(206,051)     $(285,586)     $(309,780)
                                           Pro forma         (208,065)      (288,070)      (315,234)
Basic net income (loss) per common share:  As reported         (29.59)         (9.10)         (4.10)
                                           Pro forma           (29.88)         (9.18)         (4.17)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In computing these pro forma amounts, Arch has assumed risk-free interest rates of 4.5%-6%, an expected life of 5 years, an expected dividend yield of zero and an expected volatility of 50%-93%.

     The weighted average fair values (computed consistent with SFAS No. 123) of options granted under all plans in 1998, 1999 and 2000 were $8.34, $5.56 and $3.01, respectively. The weighted average fair value of shares sold under the employee stock purchase plans in 1998, 1999 and 2000 was $5.64, $3.13 and $2.72, respectively.

     Deferred Compensation Plan for Nonemployee Directors -- Under the deferred compensation plan for nonemployee directors, outside directors may elect to defer, for a specified period of time, receipt of some or all of the annual and meeting fees which would otherwise be payable for service as a director. A portion of the deferred compensation may be converted into phantom stock units, at the election of the director. The number of phantom stock units granted equals the amount of compensation to be deferred as phantom stock divided by the fair value of Arch Wireless, Inc. common stock on the date the compensation would have otherwise been paid. At the end of the deferral period, the phantom stock units

                              ARCH WIRELESS, INC.

will be converted to cash based on the fair market value of Arch Wireless, Inc. common stock on the date of distribution. Deferred compensation is expensed when earned. Changes in the value of the phantom stock units are recorded as income/expense based on the fair market value of Arch Wireless, Inc. common stock.

     Stockholders Rights Plan -- In October 1995, Arch's board of directors adopted a stockholders rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock to stockholders of record at the close of business on October 25, 1995. Each Right entitles the registered holder to purchase from Arch one one-thousandth of a share of Series B Junior Participating Preferred Stock, at a cash purchase price of $150, subject to adjustment. Pursuant to the Plan, the Rights automatically attach to and trade together with each share of common stock. The Rights will not be exercisable or transferable separately from the shares of common stock to which they are attached until the occurrence of certain events. The Rights will expire on October 25, 2005, unless earlier redeemed or exchanged by Arch in accordance with the Plan.

6. INCOME TAXES

     Arch accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, given the provisions of enacted laws.

     The components of the net deferred tax asset (liability) recognized in the accompanying consolidated balance sheets at December 31, 1999 and 2000 are as follows (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Deferred tax assets.........................................  $ 312,527    $ 275,211
Deferred tax liabilities....................................    (41,617)    (132,884)
                                                              ---------    ---------
                                                                270,910      142,327
Valuation allowance.........................................   (270,910)    (264,321)
                                                              ---------    ---------
                                                              $      --    $(121,994)
                                                              =========    =========

     The approximate effect of each type of temporary difference and carryforward at December 31, 1999 and 2000 is summarized as follows (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Net operating losses........................................  $ 174,588    $ 231,795
Intangibles and other assets................................     36,029      (45,902)
Depreciation of property and equipment......................     42,703      (53,405)
Accruals and reserves.......................................     17,590        9,839
                                                              ---------    ---------
                                                                270,910      142,327
Valuation allowance.........................................   (270,910)    (264,321)
                                                              ---------    ---------
                                                              $      --    $(121,994)
                                                              =========    =========

     The effective income tax rate differs from the statutory federal tax rate primarily due to the nondeductibility of goodwill amortization and the inability to recognize the benefit of current net operating loss (NOL) carryforwards. The NOL carryforwards expire at various dates through 2015. The Internal Revenue Code contains provisions that may limit the NOL carryforwards available to be used in any given year if certain events occur, including significant changes in ownership, as defined. The Company has experienced such changes in ownership and as a result the utilization of net operation losses in any one year are significantly limited for income tax purposes.

                              ARCH WIRELESS, INC.

     The Company has established a valuation reserve against its net deferred tax asset until it becomes more likely than not that this asset will be realized in the foreseeable future. A portion of the valuation allowance at December 31, 2000, will be recorded against goodwill when and if realized.

7. COMMITMENTS AND CONTINGENCIES

     Arch, from time to time is involved in lawsuits arising in the normal course of business. Arch believes that its pending lawsuits will not have a material adverse effect on its financial position or results of operations.

     Arch has operating leases for office and transmitting sites with lease terms ranging from one month to approximately fifty years. In most cases, Arch expects that, in the normal course of business, leases will be renewed or replaced by other leases.

     Future minimum lease payments under noncancellable operating leases at December 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $ 83,477
2002........................................................    65,831
2003........................................................    50,497
2004........................................................    36,726
2005........................................................    27,618
Thereafter..................................................   124,472
                                                              --------
          Total.............................................  $388,621
                                                              ========

     Total rent expense under operating leases for the years ended December 31, 1998, 1999 and 2000 approximated $19.6 million, $48.3 million and $81.2 million, respectively.

8. EMPLOYEE BENEFIT PLANS

     Retirement Savings Plans -- Arch has retirement savings plans, qualifying under Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Under the plans, a participant may elect to defer receipt of a stated percentage of the compensation which would otherwise be payable to the participant for any plan year (the deferred amount) provided, however, that the deferred amount shall not exceed the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The plans provide for employer matching contributions. Matching contributions for the years ended December 31, 1998, 1999 and 2000 approximated $278,000, $960,000 and $1.2 million, respectively.

9. LONG-TERM LIABILITIES

     During 1998 and 1999, Arch sold communications towers, real estate, site management contracts and/or leasehold interests involving 133 sites in 22 states and leased space on the towers on which it currently operates communications equipment to service its own messaging network. Net proceeds from the sales were approximately $33.4 million, Arch used the net proceeds to repay indebtedness under its credit facility.

     Arch entered into options to repurchase each site and until this continuing involvement ends the gain on the sale of the tower sites is deferred and included in other long-term liabilities. At December 31, 2000, approximately $20.2 million of the gain is deferred and approximately $1.9 million, $1.9 million and $2.0 million of this gain has been recognized in the statement of operations and is included in operating income for each of the years ended December 31, 1998, 1999 and 2000, respectively.

                              ARCH WIRELESS, INC.

     Also included in other long-term liabilities is an unfavorable lease accrual related to MobileMedia's rentals on communications towers which were in excess of market rental rates (see Note 2). At December 31, 2000, the remaining balance of this accrual was approximately $49.1 million. This accrual is being amortized over the term of the leases with approximately 12 3/4 years remaining at December 31, 2000.

10. RESTRUCTURING RESERVES

     Divisional reorganization -- In June 1998, Arch's board of directors approved a reorganization of Arch's operations. This reorganization consisted of the consolidation of certain regional administrative support functions, such as customer service, collections, inventory and billing, to reduce redundancy and take advantage of various operating efficiencies. Arch recognized a restructuring charge of $14.7 million in 1998 related to the divisional reorganization.

     In conjunction with the completion of the MobileMedia merger in June 1999, the timing and implementation of the divisional reorganization was reviewed by Arch management in the context of the combined company integration plan. Pursuant to this review, the Company identified certain of its facilities and network leases that would not be utilized following the MobileMedia integration, resulting in an additional charge of $2.6 million. This charge was offset by $4.8 million of reductions to previously provided severance and other costs in conjunction with the divisional reorganization.

     During the third quarter of 1999, Arch's board of directors approved an integration plan to eliminate redundant headcount, facilities and tower sites of MobileMedia in connection with the completion of the MobileMedia acquisition. The plan anticipated a net reduction of approximately 10% of MobileMedia's workforce and the closing of certain facilities and tower sites, which resulted in the establishment a $14.5 million acquisition reserve which was included in the MobileMedia purchase price allocation. The initial acquisition reserve consisted of approximately (i) $6.1 million for employee severance, (ii) $7.9 million for lease obligations and terminations and (iii) $0.5 million of other costs.

     During 2000, Arch completed the actions under the divisional reorganization and the MobileMedia integration plans. Arch reevaluated the reserves and determined that each of the reserve balances were adequate to cover the remaining cash payments which consist primarily of lease costs.

     On November 10, 2000, Arch completed its acquisition of PageNet and management commenced the development of plans to integrate its operations. In conjunction with the integration plans, the Company has identified redundant headcount and certain of its facilities that would not be utilized following the PageNet integration resulting in an additional charge of $5.4 million.

     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations on such leases past the dates the offices will be closed, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2003.

     Through the elimination of certain local and regional administrative operations, the consolidation of certain support functions and the integration of MobileMedia and PageNet operations, the Company will eliminate approximately 1,100 net positions formerly held by Arch and MobileMedia personnel. The majority of the positions, which have been or will be eliminated are related to management, administrative, customer service, collections, inventory and billing functions. As of December 31, 1999 and 2000, 588 and 951 employees, respectively, had been terminated due to the divisional reorganization and the MobileMedia and PageNet integrations. The remaining severance and benefits costs will be paid during 2001.

                              ARCH WIRELESS, INC.

     The Company's restructuring activity as of December 31, 2000 is as follows (in thousands):

                                            BALANCE AT     PAGENET-
                                           DECEMBER 31,     RELATED     AMOUNTS    REMAINING
                                               1999        PROVISION     PAID       RESERVE
                                           ------------    ---------    -------    ---------
Severance costs..........................    $ 3,708        $1,725      $2,476      $ 2,957
Lease obligation costs...................     13,026         3,700       5,950       10,776
Other costs..............................        377            --         215          162
                                             -------        ------      ------      -------
          Total..........................    $17,111        $5,425      $8,641      $13,895
                                             =======        ======      ======      =======

     PageNet Acquisition Reserve -- On November 10, 2000, Arch completed its acquisition of PageNet and commenced the development of plans to integrate its operations. During the fourth quarter of 2000, Arch identified redundant PageNet headcount and facilities in connection with the overall integration of operations. It is expected that the integration activity relating to the PageNet merger, will be completed by December 31, 2001.

     In connection with the PageNet acquisition, Arch anticipates a net reduction of approximately 50% of PageNet's workforce and the closing of certain facilities and tower sites. This resulted in the establishment a $76 million acquisition reserve which is included as part of the PageNet purchase price allocation. The initial acquisition reserve consisted of approximately (i) $66.1 million for employee severance, (ii) $9.4 million for lease obligations and terminations and (iii) $0.5 million of other costs.

     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations on such leases past the dates the offices will be closed, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2005.

     Through the elimination of redundant management, administrative, customer service, collections, finance and inventory functions, the Company will eliminate approximately 2,000 positions. As of December 31, 2000, 302 former PageNet employees had been terminated.

     The PageNet acquisition reserve activity as of December 31, 2000 was as follows (in thousands):

                                               RESERVE INITIALLY      AMOUNTS       REMAINING
                                                  ESTABLISHED           PAID         RESERVE
                                               -----------------    ------------    ---------
Severance costs..............................       $66,100           $29,333        $36,767
Lease obligation costs.......................         9,400               136          9,264
Other costs..................................           500                --            500
                                                    -------           -------        -------
          Total..............................       $76,000           $29,469        $46,531
                                                    =======           =======        =======

11. SEGMENT REPORTING

     The Company has determined that it has three reportable segments; traditional paging operations, two-way messaging operations and international operations. Management makes operating decisions and assesses individual performances based on the performance of these segments. The traditional paging operations consist of the provision of paging and other one-way wireless messaging services to Arch's U.S. customers. Two-way messaging operations consist of the provision of two-way wireless messaging services to Arch's U.S. customers. International operations consist of the operations of the Company's Canadian subsidiary.

                              ARCH WIRELESS, INC.

     Each of these segments incur, and are charged, direct costs associated with their separate operations. Common costs shared by the traditional paging and two-way messaging operations are allocated based on the estimated utilization of resources using various factors that attempt to mirror the true economic cost of operating each segment.

     The Company did not begin to market and sell its two-way messaging products on a commercial scale until August 2000. The Company's Canadian subsidiary was acquired in November 2000 in the PageNet acquisition. Prior to 2000, substantially all of the Company's operations were traditional paging operations. The following table presents segment financial information related to the Company's segments as of and for the year ended December 31, 2000 (in thousands):

                           TRADITIONAL PAGING    TWO-WAY MESSAGING    INTERNATIONAL
                               OPERATIONS           OPERATIONS         OPERATIONS      CONSOLIDATED
                           ------------------    -----------------    -------------    ------------
Revenues.................      $  838,425            $  9,383            $ 3,274        $  851,082
Depreciation and
  amortization expense...         488,048               9,459              3,324           500,831
Operating income
  (loss).................        (216,591)            (25,709)            (2,837)         (245,137)
Adjusted EBITDA(1).......         276,882             (16,250)               487           261,119
Total assets.............       1,981,156             265,137             63,316         2,309,609
Capital expenditures.....         111,047              28,115              1,123           140,285

---------------
(1) Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

12. SUBSEQUENT EVENTS

     Nextel Agreement -- In January 2001, Arch agreed to sell its 900 MHz SMR (Specialized Mobile Radio) licenses to Nextel Communications, Inc. Nextel will acquire the licenses for an aggregate purchase price of $175 million, and invest $75 million in a new equity issue, Arch Series F 12% Redeemable Cumulative Junior Preferred Stock. In February 2001, Nextel advanced $250 million in the form of loans to a newly created, stand-alone Arch subsidiary that will hold the spectrum licenses until the transfers are approved. The new Arch subsidiary will not be permitted to engage in any business other than ownership and maintenance of the spectrum licenses and will not have any liability or obligation with respect to any of the debt obligations of Arch and its subsidiaries. Upon transfer of the spectrum licenses to Nextel, the loan obligations will be satisfied and $75 million of the loans will be converted into Arch series F 12% Redeemable Cumulative Junior Preferred Stock. Arch acquired the SMR licenses as part of its acquisition of PageNet in November 2000. In purchase accounting the licenses were recorded at their fair value of $175.0 million therefore no gains or losses resulting from changes in the carrying amounts of assets to be disposed of are included in Arch's statement of operations. No amortization has been recorded on the licenses. Revenues and operating expenses related to the SMR operation included in the statement of operations are immaterial.

                              ARCH WIRELESS, INC.

     Debt Exchanged for Equity -- In the first quarter of 2001, Arch Wireless, Inc. issued 8,793,350 shares of its common stock in exchange for $26.3 million accreted value ($26.5 million maturity value) of its senior discount notes. Arch will record an extraordinary gain of approximately $15.3 million on the early extinguishment of debt as a result of these transactions.

13. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1999 and 2000 is summarized below (in thousands, except per share amounts):

                                         FIRST        SECOND       THIRD        FOURTH
YEAR ENDED DECEMBER 31, 1999:           QUARTER     QUARTER(1)    QUARTER      QUARTER
-----------------------------           --------    ----------    --------    ----------
Revenues..............................  $100,888    $ 133,493     $206,189    $ 201,254
Operating income (loss)...............   (16,086)     (34,546)     (27,075)     (20,032)
Income (loss) before extraordinary
  item and accounting change..........   (45,763)    (110,728)     (67,739)     (64,958)
Extraordinary gain(2).................        --           --           --        6,963
Cumulative effect of accounting
  change..............................    (3,361)          --           --           --
Net income (loss).....................   (49,124)    (110,728)     (67,739)     (57,995)
Basic/diluted net income (loss) per
  common share:
  Income (loss) before extraordinary
     item and accounting change.......     (6.54)       (5.65)       (1.42)       (1.29)
  Extraordinary gain..................        --           --           --         0.14
  Cumulative effect of accounting
     change...........................     (0.48)          --           --           --
  Net income (loss)...................     (7.02)       (5.65)       (1.42)       (1.15)
                                         FIRST        SECOND       THIRD        FOURTH
YEAR ENDED DECEMBER 31, 2000:           QUARTER      QUARTER      QUARTER     QUARTER(3)
-----------------------------           --------    ----------    --------    ----------
Revenues..............................  $189,995    $ 187,852     $184,192    $ 289,043
Operating income (loss)...............   (27,686)     (27,945)     (26,998)    (162,508)
Income (loss) before extraordinary
  item................................   (70,192)     (64,148)     (63,902)    (170,141)
Extraordinary gain(2).................     7,615       44,436           --        6,552
Net income (loss).....................   (62,577)     (19,712)     (63,902)    (163,589)
Basic/diluted net income (loss) per
  common share:
  Income (loss) before extraordinary
     item.............................     (1.28)       (1.01)       (1.00)       (1.42)
  Extraordinary gain..................      0.14         0.68           --         0.05
  Net income (loss)...................     (1.14)       (0.33)       (1.00)       (1.37)

---------------
(1) On June 3, 1999 Arch completed its acquisition of MobileMedia (see Note 2).

    In June 1999, Arch wrote-off $42.3 million of N-PCS investments (see Note
    3).

(2) Extraordinary gains in all periods are the result of early extinguishment of debt (see Note 4).

(3) On November 10, 2000 Arch completed its acquisition of PageNet (see Note 2).

    Arch changed the remaining lives certain intangible assets which resulted in $103.5 million of additional amortization expense in the fourth quarter of 2000 (see Note 3).

    On October 1, 2000 Arch revised the estimated depreciable life of its subscriber equipment which resulted in approximately $19.3 million of additional depreciation expense (see Note 1).

                              ARCH WIRELESS, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    92,268    $    55,007
  Accounts receivable, net..................................      117,815        134,396
  Inventories...............................................        2,696          2,163
  Prepaid expenses and other................................       28,516         19,877
                                                              -----------    -----------
          Total current assets..............................      241,295        211,443
                                                              -----------    -----------
Property and equipment, at cost.............................    1,444,148      1,442,072
Less accumulated depreciation and amortization..............     (503,174)      (444,650)
                                                              -----------    -----------
Property and equipment, net.................................      940,974        997,422
                                                              -----------    -----------
Intangible and other assets, net............................      936,361      1,100,744
                                                              -----------    -----------
                                                              $ 2,118,630    $ 2,309,609
                                                              ===========    ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $    37,640    $   177,341
  Accounts payable..........................................       64,607         55,282
  Accrued restructuring.....................................       38,079         60,424
  Accrued interest..........................................       39,294         39,140
  Accrued expenses and other liabilities....................      134,543        165,459
                                                              -----------    -----------
          Total current liabilities.........................      314,163        497,646
                                                              -----------    -----------
Long-term debt, less current maturities.....................    1,624,939      1,679,219
                                                              -----------    -----------
Other long-term liabilities.................................      335,114         74,509
                                                              -----------    -----------
Deferred income taxes.......................................       86,494        121,994
                                                              -----------    -----------
Redeemable preferred stock..................................       31,107         30,505
                                                              -----------    -----------
Stockholders' equity (deficit):
  Common stock -- $.01 par value............................        1,723          1,635
  Additional paid-in capital................................    1,103,044      1,095,779
  Accumulated other comprehensive income....................          265            (82)
  Accumulated deficit.......................................   (1,378,219)    (1,191,596)
                                                              -----------    -----------
          Total stockholders' equity (deficit)..............     (273,187)       (94,264)
                                                              -----------    -----------
                                                              $ 2,118,630    $ 2,309,609
                                                              ===========    ===========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                              ARCH WIRELESS, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
        (UNAUDITED AND IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------    -----------
Revenues....................................................  $    327,429    $   189,995
Cost of products sold.......................................       (11,511)        (8,880)
                                                              ------------    -----------
                                                                   315,918        181,115
                                                              ------------    -----------
Operating expenses:
  Service, rental, and maintenance..........................        81,043         39,115
  Selling...................................................        36,656         25,045
  General and administrative................................       108,677         53,934
  Depreciation and amortization.............................       247,088         90,707
                                                              ------------    -----------
          Total operating expenses..........................       473,464        208,801
                                                              ------------    -----------
Operating income (loss).....................................      (157,546)       (27,686)
Interest expense, net.......................................       (63,927)       (41,300)
Other expense...............................................        (8,210)        (1,206)
                                                              ------------    -----------
Income (loss) before income tax benefit and extraordinary
  item and accounting change................................      (229,683)       (70,192)
Benefit from income taxes...................................        35,500             --
                                                              ------------    -----------
Income (loss) before extraordinary item and accounting
  change....................................................      (194,183)       (70,192)
Extraordinary gain from early extinguishment of debt........        14,956          7,615
Cumulative effect of accounting change......................        (6,794)            --
                                                              ------------    -----------
Net income (loss)...........................................      (186,021)       (62,577)
Preferred stock dividend....................................          (602)          (562)
                                                              ------------    -----------
Net income (loss) to common stockholders....................  $   (186,623)   $   (63,139)
                                                              ============    ===========
Basic/diluted net income (loss) per common share before
  extraordinary item and accounting change..................  $      (1.17)   $     (1.28)
Extraordinary gain per basic/diluted common share...........          0.09           0.14
Cumulative effect of accounting change per basic/diluted
  common share..............................................         (0.04)            --
                                                              ------------    -----------
Basic/diluted net income (loss) per common share............  $      (1.12)   $     (1.14)
                                                              ============    ===========
Basic/diluted weighted average number of common shares
  outstanding...............................................   167,193,881     55,316,698
                                                              ============    ===========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                              ARCH WIRELESS, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                          (UNAUDITED AND IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
Net cash provided by operating activities...................  $  (9,581)   $ 31,915
                                                              ---------    --------
Cash flows from investing activities:
  Additions to property and equipment, net..................    (25,750)    (30,858)
  Additions to intangible and other assets..................     (2,757)     (1,996)
  Acquisition of company, net of cash acquired..............        174          --
                                                              ---------    --------
Net cash used for investing activities......................    (28,333)    (32,854)
                                                              ---------    --------
Cash flows from financing activities:
  Issuance of long-term debt................................      1,045      18,000
  Issuance of notes payable to Nextel.......................    250,000          --
  Repayment of long-term debt...............................   (175,836)    (16,000)
                                                              ---------    --------
Net cash provided by financing activities...................     75,209       2,000
                                                              ---------    --------
Effect of exchange rate changes on cash.....................        (34)         --
                                                              ---------    --------
Net increase in cash and cash equivalents...................     37,261       1,061
Cash and cash equivalents, beginning of period..............     55,007       3,161
                                                              ---------    --------
Cash and cash equivalents, end of period....................  $  92,268    $  4,222
                                                              =========    ========
Supplemental disclosure:
  Interest paid.............................................  $  52,922    $ 29,057
                                                              =========    ========
  Accretion of discount on senior notes and assumed bank
     debt...................................................  $  12,188    $  9,428
                                                              =========    ========
  Issuance of common stock in exchange for debt.............  $   7,353    $155,623
                                                              =========    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                              ARCH WIRELESS, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     (a) Preparation of Interim Financial Statements -- The consolidated condensed financial statements of Arch Wireless, Inc. have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The financial information included herein, other than the consolidated condensed balance sheet as of December 31, 2000, has been prepared by management without audit by independent accountants who do not express an opinion thereon. The consolidated condensed balance sheet at December 31, 2000 has been derived from, but does not include all the disclosures contained in, the audited consolidated financial statements for the year ended December 31, 2000. In the opinion of management, all of these unaudited statements include all adjustments and accruals consisting only of normal recurring accrual adjustments which are necessary for a fair presentation of the results of all interim periods reported herein. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in Arch's Annual Report on Form 10-K for the year ended December 31, 2000. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for a full year.

     (b) Intangible and Other Assets -- Intangible and other assets, net of accumulated amortization, are comprised of the following (in thousands):

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
Purchased Federal Communications Commission licenses........    $414,018      $  451,431
Purchased subscriber lists..................................     341,181         412,015
Goodwill....................................................     108,649         163,027
Restricted cash.............................................      39,451          35,280
Deferred financing costs....................................      18,937          24,905
Other.......................................................      14,125          14,086
                                                                --------      ----------
                                                                $936,361      $1,100,744
                                                                ========      ==========

     (c) Divisional Reorganization -- As of March 31, 2001, 1,081 former Arch and MobileMedia employees had been terminated due to the divisional reorganization, and the MobileMedia and PageNet integrations. The Company's restructuring activity as of March 31, 2001 is as follows (in thousands):

                                                  RESERVE
                                                 BALANCE AT     UTILIZATION OF
                                                DECEMBER 31,      RESERVE IN       REMAINING
                                                    2000             2001           RESERVE
                                                ------------    ---------------    ---------
Severance costs...............................    $ 2,957           $1,904          $ 1,053
Lease obligation costs........................     10,776            1,902            8,874
Other costs...................................        162               26              136
                                                  -------           ------          -------
          Total...............................    $13,895           $3,832          $10,063
                                                  =======           ======          =======

                              ARCH WIRELESS, INC.

     (d) PageNet Acquisition Reserve -- As of March 31, 2001, 842 former PageNet employees had been terminated. The Company's restructuring activity as of March 31, 2001 is as follows (in thousands):

                                                  RESERVE
                                                 BALANCE AT     UTILIZATION OF
                                                DECEMBER 31,      RESERVE IN       REMAINING
                                                    2000             2001           RESERVE
                                                ------------    ---------------    ---------
Severance costs...............................    $36,767           $16,738         $20,029
Lease obligation costs........................      9,264             1,694           7,570
Other costs...................................        500                83             417
                                                  -------           -------         -------
          Total...............................    $46,531           $18,515         $28,016
                                                  =======           =======         =======

     (e) Nextel Agreement -- In January 2001, Arch agreed to sell its 900 MHz SMR (Specialized Mobile Radio) licenses to Nextel Communications, Inc. Nextel will acquire the licenses for an aggregate purchase price of $175 million and invest $75 million in a new equity issue, Arch Wireless, Inc. Series F 12% Redeemable Cumulative Junior Preferred Stock. In February 2001, Nextel advanced $250 million in the form of loans to a newly created, stand-alone Arch subsidiary that holds the spectrum licenses until the transfers are approved. The new Arch subsidiary is not permitted to engage in any business other than ownership and maintenance of the spectrum licenses and will not have any liability or obligation with respect to any of the debt obligations of Arch and its subsidiaries. Upon transfer of the spectrum licenses to Nextel, the loan obligations will be satisfied and $75 million of the loans will be converted into Arch series F 12% Redeemable Cumulative Junior Preferred Stock. Arch acquired the SMR licenses as part of its acquisition of PageNet in November 2000. In purchase accounting the licenses were recorded at their fair value of $175.0 million and are included the purchased Federal Communications Commission licenses balance in Note (b) above. No gains or losses resulting from changes in the carrying amounts of assets to be disposed of have been included in Arch's statement of operations. No amortization has been recorded on the licenses. Revenues and operating expenses related to the SMR operation included in the statement of operations are immaterial.

     (g) Debt Exchanged for Equity -- In the first quarter of 2001, Arch issued 8,793,350 shares of Arch Wireless, Inc. common stock in exchange for $26.3 million accreted value ($26.5 million maturity value) of its senior discount notes. Arch recorded an extraordinary gain of $15.0 million on the early extinguishment of debt as a result of these transactions.

     (h) Derivative Instruments and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch adopted this standard effective January 1, 2001. The Company has not designated any of the outstanding derivatives as a hedge under SFAS No. 133. The initial application of SFAS No. 133 resulted in a $6.8 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the impact of initially recording the derivatives at fair value as of January 1, 2001. The changes in fair value of the derivative instruments will be recognized in other expense. The Company recorded other expense of approximately $5.9 million related to the changes in fair value of the derivatives during the period ended March 31, 2001.

     (i) Segment Reporting -- The Company has determined that it has three reportable segments; traditional paging operations, two-way messaging operations and international operations. Management makes operating decisions and assesses individual performances based on the performance of these segments. The traditional paging operations consist of the provision of paging and other one-way wireless messaging services to Arch's U.S. customers. Two-way messaging operations consist of the provision of

                              ARCH WIRELESS, INC.

two-way wireless messaging services to Arch's U.S. customers. International operations consist of the operations of the Company's Canadian subsidiary.

     Each of these segments incur, and are charged, direct costs associated with their separate operations. Common costs shared by the traditional paging and two-way messaging operations are allocated based on the estimated utilization of resources using various factors that attempt to mirror the true economic cost of operating each segment.

     The Company did not begin to market and sell its two-way messaging products on a commercial scale until August 2000. The Company's Canadian subsidiary was acquired in November 2000 in the PageNet acquisition. Prior to 2000, substantially all of the Company's operations were traditional paging operations. The following tables present segment financial information related to the Company's segments for the periods indicated (in thousands):

                           TRADITIONAL PAGING    TWO-WAY MESSAGING    INTERNATIONAL
MARCH 31, 2001                 OPERATIONS           OPERATIONS         OPERATIONS      CONSOLIDATED
--------------             ------------------    -----------------    -------------    ------------
Revenues.................      $  305,266            $ 17,247            $ 4,916        $  327,429
Depreciation and
  amortization expense...         228,174              13,874              5,040           247,088
Operating income
  (loss).................        (131,673)            (21,582)            (4,291)         (157,546)
Adjusted EBITDA(1).......          96,501              (7,708)               749            89,542
Total assets.............       1,801,531             261,600             55,499         2,118,630
Capital expenditures.....          17,270              10,337                900            28,507

                           TRADITIONAL PAGING    TWO-WAY MESSAGING    INTERNATIONAL
MARCH 31, 2000                 OPERATIONS           OPERATIONS         OPERATIONS      CONSOLIDATED
--------------             ------------------    -----------------    -------------    ------------
Revenues.................      $  189,995            $     --            $    --        $  189,995
Depreciation and
  amortization expense...          90,707                  --                 --            90,707
Operating income
  (loss).................         (25,065)             (2,621)                --           (27,686)
Adjusted EBITDA(1).......          65,642              (2,621)                --            63,021
Total assets.............       1,295,468                  --                 --         1,295,468
Capital expenditures.....          32,854                  --                 --            32,854

---------------
(1) Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arch Wireless Communications, Inc.:

     We have audited the accompanying consolidated balance sheets of Arch Wireless Communications, Inc., a wholly-owned subsidiary of Arch Wireless, Inc. (a Delaware corporation) (the "Company") and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Wireless Communications, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     As discussed further in Note 1, subsequent to March 1, 2001, the date of our original report, the Company prepared a range of financial projections for the remainder of its current fiscal year. Based on the range of these projections, the Company may, in certain circumstances, no longer be in compliance with the various debt covenants of its credit facility as of September 30, 2001. This factor creates a substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                                /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 1, 2001 (except for
the matter discussed in Note 1,
as to which the date is
May 18, 2001)

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          2000
                                                              ----------    -----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    2,381    $    49,959
  Accounts receivable (less reserves of $16,473 and $62,749
     in 1999 and 2000, respectively)........................      61,167        132,652
  Inventories...............................................       9,101          1,760
  Prepaid expenses and other................................      11,874         18,596
                                                              ----------    -----------
          Total current assets..............................      84,523        202,967
                                                              ----------    -----------
Property and equipment, at cost:
  Land, buildings and improvements..........................      20,503         35,959
  Messaging and computer equipment..........................     667,820      1,333,237
  Furniture, fixtures and vehicles..........................      26,321         56,561
                                                              ----------    -----------
                                                                 714,644      1,425,757
  Less accumulated depreciation and amortization............     314,445        443,868
                                                              ----------    -----------
  Property and equipment, net...............................     400,199        981,889
                                                              ----------    -----------
  Intangible and other assets (less accumulated amortization of $511,006 and $685,919 in 1999 and 2000,
     respectively)..........................................     860,424        844,514
                                                              ----------    -----------
                                                              $1,345,146    $ 2,029,370
                                                              ==========    ===========
            LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    8,060    $   177,341
  Accounts payable..........................................      30,016         55,104
  Accrued restructuring charges.............................      17,111         60,424
  Accrued expenses..........................................      43,629        100,631
  Accrued interest..........................................      30,267         39,121
  Customer deposits.........................................       7,526         18,050
  Deferred revenue..........................................      28,175         43,409
                                                              ----------    -----------
          Total current liabilities.........................     164,784        494,080
                                                              ----------    -----------
Long-term debt, less current maturities.....................     924,132      1,454,646
                                                              ----------    -----------
Other long-term liabilities.................................      83,285         74,479
                                                              ----------    -----------
Deferred income taxes.......................................          --        121,994
                                                              ----------    -----------
Commitments and contingencies
Stockholder's equity:
  Common stock -- $.01 par value, authorized 1,000 shares,
     issued and outstanding: 849 shares in 1999 and 2000....          --             --
  Additional paid-in capital................................     902,621        953,883
  Accumulated deficit.......................................    (729,676)    (1,069,712)
                                                              ----------    -----------
          Total stockholder's equity........................     172,945       (115,829)
                                                              ----------    -----------
                                                              $1,345,146    $ 2,029,370
                                                              ==========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            1998         1999          2000
                                                          ---------    ---------    ----------
Revenues................................................  $ 413,635    $ 641,824    $  847,586
Cost of products sold...................................    (29,953)     (34,954)      (35,585)
                                                          ---------    ---------    ----------
                                                            383,682      606,870       812,001
                                                          ---------    ---------    ----------
Operating expenses:
  Service, rental and maintenance.......................     80,782      132,400       182,201
  Selling...............................................     49,132       84,249       106,797
  General and administrative............................    112,181      180,726       262,577
  Depreciation and amortization.........................    220,172      308,464       496,873
  Restructuring charge..................................     14,700       (2,200)        5,425
                                                          ---------    ---------    ----------
          Total operating expenses......................    476,967      703,639     1,053,873
                                                          ---------    ---------    ----------
Operating income (loss).................................    (93,285)     (96,769)     (241,872)
Interest expense........................................    (66,143)    (100,466)     (141,696)
Interest income.........................................      1,685        1,825         1,072
Other expense...........................................     (1,951)     (45,081)       (3,546)
Equity in loss of affiliate.............................     (5,689)      (3,200)           --
                                                          ---------    ---------    ----------
Income (loss) before income tax benefit, extraordinary
  items and accounting change...........................   (165,383)    (243,691)     (386,042)
Benefit from income taxes...............................         --           --        46,006
                                                          ---------    ---------    ----------
Income (loss) before extraordinary items and accounting
  change................................................   (165,383)    (243,691)     (340,036)
Extraordinary gain (loss) from early extinguishment of
  debt..................................................     (1,720)          --            --
Cumulative effect of accounting change..................         --       (3,361)           --
                                                          ---------    ---------    ----------
Net income (loss).......................................  $(167,103)   $(247,052)   $ (340,036)
                                                          =========    =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                         ADDITIONAL                       TOTAL
                                               COMMON     PAID-IN      ACCUMULATED    STOCKHOLDER'S
                                               STOCK      CAPITAL        DEFICIT         EQUITY
                                               ------    ----------    -----------    -------------
Balance, December 31, 1997...................   $--       $617,563     $  (315,521)     $ 302,042
  Capital contribution from Arch Wireless,
     Inc.....................................    --         24,843              --         24,843
  Net loss...................................    --             --        (167,103)      (167,103)
                                                ---       --------     -----------      ---------
Balance, December 31, 1998...................    --        642,406        (482,624)       159,782
  Capital contribution from Arch Wireless,
     Inc.....................................    --        260,215              --        260,215
  Net loss...................................    --             --        (247,052)      (247,052)
                                                ---       --------     -----------      ---------
Balance, December 31, 1999...................    --        902,621        (729,676)       172,945
  Capital contribution from Arch Wireless,
     Inc.....................................    --         51,262              --         51,262
  Net loss...................................    --             --        (340,036)      (340,036)
                                                ---       --------     -----------      ---------
Balance, December 31, 2000...................   $--       $953,883     $(1,069,712)     $(115,829)
                                                ===       ========     ===========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1998         1999         2000
                                                          ---------    ---------    ---------
Cash flows from operating activities:
  Net income (loss).....................................  $(167,103)   $(247,052)   $(340,036)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization......................    220,172      308,464      496,873
     Deferred income tax benefit........................         --           --      (46,006)
     Extraordinary loss from early extinguishment of
       debt.............................................      1,720           --           --
     Cumulative effect of accounting change.............         --        3,361           --
     Equity in loss of affiliate........................      5,689        3,200           --
     Accretion of discount on senior notes..............        141          864        5,588
     Gain on Tower Site Sale............................     (1,859)      (1,871)      (1,983)
     Write-off of N-PCS investments.....................         --       37,498           --
     Accounts receivable loss provision.................      8,545       15,265       32,995
     Changes in assets and liabilities, net of effect
       from acquisitions of companies:
       Accounts receivable..............................     (9,151)     (18,369)     (41,081)
       Inventories......................................      2,314        1,728        7,341
       Prepaid expenses and other.......................     (3,090)       7,000        8,465
       Accounts payable and accrued expenses............     24,649       (2,938)     (74,658)
       Customer deposits and deferred revenue...........        549       (7,554)      (8,398)
       Other long-term liabilities......................      1,634          909       (5,938)
                                                          ---------    ---------    ---------
Net cash provided by operating activities...............     84,210      100,505       33,162
                                                          ---------    ---------    ---------
Cash flows from investing activities:
  Additions to property and equipment, net..............    (79,249)     (95,208)    (126,743)
  Additions to intangible and other assets..............    (33,935)     (18,443)     (12,419)
  Net proceeds from tower site sale.....................     30,316        3,046           --
  Acquisitions of companies, net of cash acquired.......         --     (516,561)      43,542
                                                          ---------    ---------    ---------
Net cash used for investing activities..................    (82,868)    (627,166)     (95,620)
                                                          ---------    ---------    ---------
Cash flows from financing activities:
  Issuance of long-term debt............................    460,964      473,783      173,000
  Repayment of long-term debt...........................   (489,014)    (162,059)     (63,560)
  Capital contribution from Arch Wireless, Inc. ........     24,843      217,296          596
                                                          ---------    ---------    ---------
Net cash provided by (used in) financing activities.....     (3,207)     529,020      110,036
                                                          ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents....     (1,865)       2,359       47,578
Cash and cash equivalents, beginning of period..........      1,887           22        2,381
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of period................  $      22    $   2,381    $  49,959
                                                          =========    =========    =========
Supplemental disclosure:
  Interest paid.........................................  $  56,249    $  90,249    $ 127,246
                                                          =========    =========    =========
  Liabilities assumed in acquisitions of companies......  $      --    $ 134,429    $ 995,838
                                                          =========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Arch Wireless Communications, Inc. is a leading provider of wireless messaging and information services in the United States. Currently, Arch Wireless Communications primarily provides traditional paging services, which enable subscribers to receive messages on their pagers composed entirely of numbers, such as a phone number, or on some pagers, numbers and letters, which enable subscribers to receive text messages. Arch Wireless Communications has also begun to market and sell two-way wireless messaging services which enable subscribers to respond to messages or create and send wireless email messages to other wireless messaging devices (including pagers and personal digital assistants or PDAs) and to personal computers. Arch Wireless Communications also offers wireless information services, such as stock quotes, news and other wireless information delivery services, voice mail, personalized greeting, message storage and retrieval, equipment loss protection and equipment maintenance. These services are commonly referred to as wireless messaging and information services. Arch Wireless Communications is a wholly-owned subsidiary of Arch Wireless, Inc. ("Parent"). On September 25, 2000, the Company changed its name from Arch Communications, Inc. to Arch Wireless Communications, Inc.

     Risks and Other Important Factors -- Arch Wireless Communications sustained net losses of $167.1 million, $247.1 million and $340.0 million for the years ended December 31, 1998, 1999 and 2000, respectively. The Company's loss from operations for the year ended December 31, 2000 was $241.9 million. In addition, at December 31, 2000, the Company had an accumulated deficit of approximately $115.8 million and a deficit in working capital of $291.1 million, although $175.2 million of current maturities of long term debt were repaid in February 2001, see Note 4 for description of the transaction. The Company's losses from operations and net losses are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable.

     Arch Wireless Communications' operations require the availability of substantial funds to finance the maintenance and growth of its existing messaging operations, its subscriber base and to enhance and expand its two-way messaging networks. At December 31, 2000, Arch Wireless Communications had approximately $1,632.0 million outstanding under its credit facility, senior notes, capital leases and other long-term debt. Amounts available under its credit facility are subject to certain financial covenants and other restrictions. At December 31, 2000, Arch Wireless Communications was in compliance with each of the covenants under its credit facility. Arch Wireless Communications' ability to borrow additional amounts in the future, including amounts currently available under the credit facility is dependent on its ability to comply with the provisions of its credit facility as well as the availability of financing in the capital markets. At December 31, 2000, Arch Wireless Communications had $4.0 million of borrowings available under its credit facility.

     In May 2001, Arch prepared a range of financial projections for the remainder of its current fiscal year. Arch Wireless Communications believes that based on the lower range of its current projections, it may be in default of certain financial covenants of its credit facility as of September 30, 2001. Arch Wireless Communication's ability to continue as a going concern is dependent upon its ability to comply with the terms of its debt agreements, to refinance its existing debt or obtain additional financing. Arch Wireless Communication is currently in the process of restructuring its obligations. There can be no assurances that Arch Wireless Communication will be successful in its efforts which may have a material adverse affect on the solvency of Arch Wireless Communication.

     Arch Wireless Communications is also subject to additional risks and uncertainties including, but not limited to, changes in technology, business integration, competition, government regulation and subscriber turnover.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Arch Wireless Communications recognizes revenue under rental and service agreements with customers as the related services are performed. Maintenance revenues and related costs are recognized ratably over the respective terms of the agreements. Sales of equipment are recognized upon delivery. In some cases, Arch Wireless Communications enters into transactions which include the sale of both products and services. The Company allocates the value of the arrangement to each element based on the residual method. Under the residual method, the fair value of the undelivered elements, typically services, is deferred and subsequently realized when earned. Commissions are recognized as an expense when incurred. On December 3, 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. Arch Wireless Communications adopted SAB 101 in 2000, it did not have a material impact on its results of operations.

     Cash Equivalents -- Cash equivalents include short-term, interest-bearing instruments purchased with remaining maturities of three months or less.

     Inventories -- Inventories consist of new messaging devices, which are held primarily for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

     Property and Equipment -- Leased messaging devices sold or otherwise retired are removed from the accounts at their net book value using the first-in, first-out method. Property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

                                                               ESTIMATED
ASSET CLASSIFICATION                                          USEFUL LIFE
--------------------                                          -----------
Buildings and improvements..................................   20 Years
Leasehold improvements......................................  Lease Term
Messaging devices...........................................   2 Years
Messaging and computer equipment............................  3-8 Years
Furniture and fixtures......................................  5-8 Years
Vehicles....................................................   3 Years

     Depreciation and amortization expense related to property and equipment totaled $101.1 million, $144.9 million and $210.9 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     On October 1, 2000, Arch Wireless Communications revised the estimated depreciable life of its subscriber equipment from three to two years. The change in useful life resulted from Arch Wireless Communications' expectations regarding future usage periods for subscriber devices considering current and projected technological advances and customer desires for new messaging technology. As a result of this change depreciation expense increased approximately $19.3 million in the fourth quarter of 2000.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Long-Lived Assets -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" Arch Wireless Communications evaluates the recoverability of its carrying value of its long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, Arch Wireless Communications reduces the carrying value of such impaired assets to fair value based on estimated discounted future cash flows. To date, Arch Wireless Communications has not had any such impairments.

     Fair Value of Financial Instruments -- Arch Wireless Communications' financial instruments, as defined under SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", include its cash, its debt financing and interest rate protection agreements. The fair value of cash is equal to the carrying value at December 31, 1999 and 2000. The fair value of the debt and interest rate protection agreements are included in Note 4.

     Derivative Instruments and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch Wireless Communications adopted this standard effective January 1, 2001. The impact of adopting SFAS No. 133 was not material; however, adopting SFAS No. 133 could increase volatility in future earnings and other comprehensive income.

2. ACQUISITIONS

     On June 3, 1999 the Arch group of companies completed its acquisition of MobileMedia Communications, Inc. for $671.1 million, consisting of cash paid of $516.6 million, including direct transaction costs, 4,781,656 shares of Parent common stock valued at $20.1 million and the assumption of liabilities of $134.4 million. The cash payments were financed through the issuance of approximately
36.2 million shares of Parent common stock (including approximately 5.4 million shares of Parent Class B common stock) in a rights offering for $6.00 per share, the issuance of $147.0 million principal amount of 13 3/4% senior notes due 2008 (see Note 4) and additional borrowings under the Company's credit facility.

     Parent issued to four unsecured creditors, who had agreed to purchase shares not purchased by other unsecured creditors in the rights offering, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share. The fair value of these warrants was determined to be immaterial.

     The acquisition was accounted for as a purchase and the results of MobileMedia's operations have been included in the consolidated financial statements from the date of acquisition.

     The liabilities assumed in the MobileMedia transaction, referred to above, include an unfavorable lease accrual related to MobileMedia's rentals on communications towers, which were in excess of market rental rates. This accrual amounted to approximately $52.9 million and is included in other long-term liabilities. This accrual is being amortized over the remaining lease term of 12 3/4 years. Concurrent with the consummation of the MobileMedia acquisition, Arch Wireless Communications developed a plan to integrate the operations of MobileMedia. The liabilities assumed, referred to above, includes a $14.5 million restructuring accrual to cover the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 10).

     On November 10, 2000, the Arch group of companies completed its acquisition of Paging Network, Inc. (PageNet) for $1.35 billion consisting of 89,896,907 shares of Parent common stock valued at $263.4

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

million, the assumption of liabilities of $1.06 billion, including a deferred tax liability of $168.0 million arising in purchase accounting, and $27.6 million of transaction costs. In the merger, each outstanding share of PageNet's common stock was exchanged for 0.04796505 shares of Parent's common stock.

     In connection with the merger, 80.5% of the total equity of PageNet's subsidiary, Vast Solutions, Inc. was issued to PageNet's current stockholders and noteholders and Arch Wireless Communications holds the remaining 19.5% of Vast's equity.

     The purchase price for these acquisitions was allocated based on the fair values of assets acquired and liabilities assumed. The purchase price allocation for PageNet is preliminary as of December 31, 2000, and the Company expects it to be finalized over the next three quarters. The acquisition was accounted for as a purchase, and the results of PageNet's operations have been included in the consolidated financial statements from the date of acquisition.

     Concurrent with the consummation of the PageNet acquisition, Arch Wireless Communications management developed a plan to integrate the operations of PageNet. The liabilities assumed in the PageNet transaction, referred to above, include a $76.0 million restructuring accrual related to the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 10).

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the period presented, after giving effect to certain adjustments, including depreciation and amortization of acquired assets and interest expense on acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been completed at the beginning of the period presented, or of results that may occur in the future.

                                                        YEAR ENDED           YEAR ENDED
                                                     DECEMBER 31, 1999    DECEMBER 31, 2000
                                                     -----------------    -----------------
                                                          (UNAUDITED AND IN THOUSANDS)
Revenues...........................................     $1,785,586           $1,457,652
Income (loss) before extraordinary item............       (376,447)            (465,138)
Net income (loss)..................................       (386,771)            (465,138)

3. INTANGIBLE AND OTHER ASSETS

     Intangible and other assets, net of accumulated amortization, are composed of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        2000
                                                              --------    --------
Purchased Federal Communications Commission licenses........  $354,246    $276,419
Purchased subscriber lists..................................   239,114     369,867
Goodwill....................................................   249,010     163,027
Deferred financing costs....................................    12,796      21,172
Other.......................................................     5,258      14,029
                                                              --------    --------
                                                              $860,424    $844,514
                                                              ========    ========

     Amortization expense related to intangible and other assets totaled $119.1 million, $163.6 million and $286.0 million for the years ended December 31, 1998, 1999 and 2000, respectively.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During the fourth quarter of 2000, the Company reviewed the remaining lives of its intangible assets. Due to the nature of change in the traditional messaging industry and the new technologies for two-way messaging, effective October 1, 2000 the Company changed the remaining lives on purchased subscriber lists, purchased Federal Communications Commission licenses and goodwill which resulted from acquisitions prior to 2000 as follows:

                                                            BOOK VALUE AT
                                                            DECEMBER 31,      ESTIMATED
INTANGIBLE ASSET CLASSIFICATION                                 2000         USEFUL LIFE
-------------------------------                             -------------    -----------
Purchased Federal Communications Commission licenses......    $276,419        24 Months
Purchased subscriber lists................................     137,426        12 Months
Goodwill..................................................     163,027        12 Months

     These changes resulted in additional amortization expense in 2000 of $103.5 million.

     The purchased subscriber list, acquired in conjunction with the acquisition of PageNet had a net book value at December 31, 2000 of $232.4 million and is being amortized over a three year period.

     Deferred financing costs incurred in connection with Arch Wireless Communications's credit agreements (see Note 4) are being amortized over periods not to exceed the terms of the related agreements. As credit agreements are amended and restated, unamortized deferred financing costs are written off as an extraordinary charge. During 1998, a charge of $1.7 million was recognized in connection with the closing of a new credit facility.

     Other assets consist of a note receivable from Vast, contract rights, organizational and Federal Communications Commission application and development costs which are amortized using the straight-line method over their estimated useful lives, not exceeding ten years.

     In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Development and start up costs include nonrecurring, direct costs incurred in the development and expansion of messaging systems. Arch Wireless Communications adopted SOP 98-5 effective January 1, 1999. Initial application of SOP 98-5 resulted in a $3.4 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.

     N-PCS Investments -- In connection with Arch's May 1996 acquisition of Westlink Holdings, Inc., Arch Wireless Communications acquired Westlink's 49.9% share of the capital stock of Benbow PCS Ventures, Inc. Benbow holds exclusive rights to a 50kHz outbound/12.5kHz inbound narrowband PCS license in each of the five regions of the United States. Arch Wireless Communications' investment in Benbow was accounted for under the equity method whereby Arch Wireless Communications' share of Benbow's losses, since the acquisition date of Westlink, are recognized in its accompanying consolidated statements of operations under the caption equity in loss of affiliate.

     In June 1999, Arch, Benbow and Benbow's controlling stockholder, agreed that:

     - the shareholders agreement, the management agreement and the employment agreement governing the establishment and operation of Benbow would be terminated;

     - Benbow would not make any further Federal Communications Commission payments and would not pursue construction of a narrowband PCS system;

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Arch Wireless Communications would not be obligated to fund Federal Communications Commission payments or construction of a narrowband PCS system by Benbow;

     - the parties would seek Federal Communications Commission approval of the forgiveness of Benbow's remaining payment obligations and the transfer of the controlling stockholder's equity interest in Benbow to Arch Wireless Communications;

     - the closing of the transaction would occur on the earlier of January 23, 2001 or receipt of Federal Communications Commission approval;

     - Arch Wireless Communications would pay the controlling stockholder, in installments, an aggregate amount of $3.5 million if the transaction closes before January 23, 2001 or $3.8 million if the transaction closes on January 23, 2001.

     As a result of these arrangements, Benbow does not have any meaningful business operations and is unlikely to retain its narrowband PCS licenses. Therefore, Arch Wireless Communications wrote off substantially all of its investment in Benbow in the amount of $8.2 million in June 1999. Arch Wireless Communications accrued the payment to the controlling stockholder of $3.8 million and legal and other expenses of approximately $1.0 million, which are included in accrued expenses. In addition, Parent guaranteed Benbow's obligations in conjunction with Benbow's June 1998 purchase of the stock of PageCall. Since Benbow was unable to meet these obligations and Parent was required to settle the obligation in its stock, Arch Wireless Communications recorded the issuance of $22.8 million of Parent's common stock as a capital contribution from Parent and as a charge to operations in June 1999, to satisfy the obligation. In April 2000, Parent issued the stock to the shareholders of PageCall.

     On November 8, 1994, CONXUS Communications, Inc. was successful in acquiring the rights to an interactive messaging license in five designated regions in the United States from the Federal Communications Commission narrowband wireless spectrum auction. On May 18, 1999, CONXUS filed for Chapter 11 protection in the U.S. Bankruptcy Court in Delaware, which case was converted to a case under Chapter 7 on August 17, 1999. In June 1999, Arch Wireless Communications wrote-off its $6.5 million investment in CONXUS. On November 3, 1999, in order to document its disposition of any interest it has, if any, in CONXUS, Arch Wireless Communications offered to transfer to CONXUS its shares in CONXUS for no consideration. The Chapter 7 trustee accepted this offer on December 9, 1999.

     All of the above charges, totaling $42.3 million, are included in other expense in 1999 in the accompanying statement of operations.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                          DECEMBER 31,
                                  ------------------------------------------------------------
                                              1999                            2000
                                  ----------------------------    ----------------------------
                                  CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                  --------------    ----------    --------------    ----------
Senior Bank Debt................     $438,940        $438,940       $1,135,113      $1,070,757
9 1/2% Senior Notes due 2004....      125,000          95,000          125,000          85,000
14% Senior Notes due 2004.......      100,000          83,000          100,000          75,000
12 3/4% Senior Notes due 2007...      127,887         101,030          128,168          46,140
13 3/4% Senior Notes due 2008...      140,365         113,685          141,167          50,820
Other...........................           --              --            2,539           2,539
                                     --------                       ----------
                                      932,192                        1,631,987
Less -- Current maturities......        8,060                          177,341
                                     --------                       ----------
Long-term debt..................     $924,132                       $1,454,646
                                     ========                       ==========

     Arch Wireless Communications' debt financing primarily consists of senior bank debt and fixed rate senior notes. Arch Wireless Communications' senior bank debt trades on a limited basis, therefore the fair value at December 31, 2000 was determined with reference to market quotes. Arch Wireless Communications' fixed rate senior notes are traded publicly. The fair values of the fixed rate senior notes were based on current market quotes as of December 31, 1999 and 2000.

     Senior Bank Debt -- The Company, through its operating subsidiary, Arch Wireless Holdings, Inc. (the Operating Company) has a senior credit facility in the current amount of $1,298.8 million consisting of (i) a $157.5 million tranche A reducing revolving facility, (ii) a $95.0 million tranche B term loan,
(iii) a $746.4 million tranche B-1 term loan which is recorded net of $159.7 million discount at December 31, 2000, and (iv) a $299.9 million tranche C term loan.

     The tranche A facility began reducing on a quarterly basis on September 30, 2000 and will mature on June 30, 2005. The tranche B term loan began amortizing in quarterly installments on September 30, 2000, with an ultimate maturity date of June 30, 2005. The tranche B-1 term loan will be amortized in quarterly installments commencing March 31, 2001, with an ultimate maturity date of June 30, 2006. The tranche C term loan began amortizing in annual installments on December 31, 1999, with an ultimate maturity date of June 30, 2006. In addition to these scheduled reductions and repayments, the Operating Company is required to repay $110 million of senior bank debt no later than November 10, 2001, with such amount being applied on a pro rata basis to the tranche B, tranche B-1 and tranche C term loans.

     The Operating Company's obligations under the senior credit facility are secured by its pledge of its interests in certain of its operating subsidiaries. The senior credit facility is guaranteed by Parent, Arch Wireless Communications and certain of its operating subsidiaries. Parent's guarantee is secured by a pledge of Parent's stock and notes in Arch Wireless Communications, and the guarantees of Arch Wireless Communications and the operating subsidiaries are secured by a security interest in certain assets of those operating subsidiaries.

     Borrowings under the senior credit facility bear interest based on a reference rate equal to either the agent bank's alternate base rate or LIBOR, in each case plus a margin (3.375% on tranche A, tranche B and tranche B-1 and 6.875% on tranche C at December 31, 2000) based on specified ratios of debt to annualized earnings before interest, income taxes, depreciation and amortization.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The senior credit facility requires payment of fees on the daily average amount available to be borrowed under the tranche A facility. These fees vary depending on specified ratios of total debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The senior credit facility requires that at least 50% of Arch Wireless Communications' consolidated total debt, including outstanding borrowings under the senior credit facility, be subject to a fixed interest rate or interest rate protection agreements. Entering into interest rate protection agreements involves both the credit risk of dealing with counterparties and their ability to meet the terms of the contracts and interest rate risk. In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch Wireless Communications would be subject to the prevailing interest rates specified in the senior credit facility.

     Arch Wireless Communications had off-balance-sheet interest rate protection agreements consisting of an interest rate cap with a notional amount of $10.0 million, at December 31, 1999 and interest rate swaps with an aggregate notional amount of $400.0 million at December 31, 2000. The cost to terminate the outstanding interest rate cap and interest rate swaps at December 31, 1999 and 2000 would have been $4.5 million and $9.1 million, respectively.

     Under the interest rate swap agreements, the Company will pay the difference between LIBOR and the fixed swap rate if the swap rate exceeds LIBOR, and the Company will receive the difference between LIBOR and the fixed swap rate if LIBOR exceeds the swap rate. Settlement occurs on the quarterly reset dates specified by the terms of the contracts. No interest rate swaps on the senior credit facility were outstanding at December 31, 1999. At December 31, 2000, the Company had a net payable of $501 thousand, on the interest rate swaps.

     The senior credit facility contains restrictions that limit, among other things, Arch Wireless Communications' operating subsidiaries' ability to:

     - declare dividends or redeem or repurchase capital stock;

     - prepay, redeem or purchase debt;

     - incur liens and engage in sale/leaseback transactions;

     - make loans and investments;

     - incur indebtedness and contingent obligations;

     - amend or otherwise alter debt instruments and other material agreements;

     - engage in mergers, consolidations, acquisitions and asset sales;

     - alter its lines of business or accounting methods.

     In addition, the senior credit facility requires Arch Wireless Communications and its subsidiaries to meet certain financial covenants, including ratios of earnings before interest, income taxes, depreciation and amortization to fixed charges, earnings before interest, income taxes, depreciation and amortization to debt service, earnings before interest, income taxes, depreciation and amortization to interest service and total indebtedness to earnings before interest, income taxes, depreciation and amortization. As of December 31, 2000, Arch Wireless Communications and its operating subsidiaries were in compliance with the covenants of the senior credit facility.

     As of December 31, 2000, $1,294.8 million was outstanding and $4.0 million was available under the senior credit facility. At December 31, 2000, such advances bore interest at an average annual rate of 9.73%.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Senior Notes -- Interest on Arch Wireless Communications' 13 3/4% senior notes due 2008, 12 3/4% senior notes due 2007, 14% senior notes due 2004 and 9 1/2% senior notes due 2004 (collectively, the "Senior Notes") is payable semiannually. The Senior Notes contain certain restrictive and financial covenants, which, among other things, limit the ability of Arch Wireless Communications to:

     - incur additional indebtedness;

     - pay dividends;

     - grant liens on its assets;

     - sell assets;

     - enter into transactions with related parties;

     - merge, consolidate or transfer substantially all of its assets;

     - redeem capital stock or subordinated debt;

     - make certain investments.

     The Senior Notes are generally unsecured, however, the 9 1/2% Notes and 14% Notes are secured on a pari passu basis with the lenders under the senior credit facility in the assets of certain subsidiaries of the Operating Company.

     During 1998, Arch Wireless Communications entered into interest rate swap agreements in connection with the 14% notes. Under the interest rate swap agreements, Arch Wireless Communications effectively reduced the interest rate on the 14% notes from 14% to the fixed swap rate of 9.45%. As of December 31, 1999, one of these interest rate swap agreements remained outstanding with a notional amount of $107 million. In December 2000, the Company restructured the $107 million interest rate swap. Under the terms of the restructured interest rate swap between the Operating Company and the counterparty, the notional amount was increased to $350 million and the fixed swap rate was reduced to 7.1% (see Senior Bank Debt). In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch Wireless Communications would be subject to the 14% interest rate specified on the notes. As of December 31, 2000, Arch Wireless Communications had received $5.2 million in excess of the amounts paid under the swap agreements, which is included in other long-term liabilities in the accompanying balance sheet.

     Maturities of Debt -- Scheduled long-term debt maturities at December 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $  177,341
2002........................................................     153,765
2003........................................................     191,222
2004........................................................     437,102
2005........................................................     201,867
Thereafter..................................................     630,407
                                                              ----------
                                                               1,791,704
Less -- Discount on assumed bank debt.......................     159,717
                                                              ----------
                                                              $1,631,987
                                                              ==========

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In February 2001, Arch Wireless Communications used a portion of the proceeds received in the Nextel transaction (see Note 12) to voluntarily prepay $175.2 million of amortization scheduled to occur under its senior credit facility during 2001. Following this transaction, amounts outstanding under the senior credit facility totaled $1,119.6 million and consisted of (i) a $122.5 million tranche A reducing revolving facility, (ii) a $64.1 million tranche B term loan, (iii) a $662.7 million tranche B-1 term loan, and (iv) a 270.3 million tranche C term loan. Mandatory reductions of the tranche A facility and amortization of the tranche B, tranche B-1 and tranche C term loans will commence on March 31, 2002 in accordance with the terms of the senior credit facility.

5. INCOME TAXES

     Arch Wireless Communications accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, given the provisions of enacted laws.

     The components of the net deferred tax asset (liability) recognized in the accompanying consolidated balance sheets at December 31, 1999 and 2000 are as follows (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Deferred tax assets.........................................  $ 312,527    $ 275,211
Deferred tax liabilities....................................    (41,617)    (132,884)
                                                              ---------    ---------
                                                                270,910      142,327
Valuation allowance.........................................   (270,910)    (264,321)
                                                              ---------    ---------
                                                              $      --    $(121,994)
                                                              =========    =========

     The approximate effect of each type of temporary difference and carryforward at December 31, 1999 and 2000 is summarized as follows (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Net operating losses........................................  $ 174,588    $ 231,795
Intangibles and other assets................................     36,029      (45,902)
Depreciation of property and equipment......................     42,703      (53,405)
Accruals and reserves.......................................     17,590        9,839
                                                              ---------    ---------
                                                                270,910      142,327
Valuation allowance.........................................   (270,910)    (264,321)
                                                              ---------    ---------
                                                              $      --    $(121,994)
                                                              =========    =========

     The effective income tax rate differs from the statutory federal tax rate primarily due to the nondeductibility of goodwill amortization and the inability to recognize the benefit of current net operating loss (NOL) carryforwards. The NOL carryforwards expire at various dates through 2015. The Internal Revenue Code contains provisions that may limit the NOL carryforwards available to be used in any given year if certain events occur, including significant changes in ownership, as defined. The Company has experienced such changes in ownership and as a result the utilization of net operation losses in any one year are significantly limited for income tax purposes.

     The Company has established a valuation reserve against its net deferred tax asset until it becomes more likely than not that this asset will be realized in the foreseeable future. A portion of the valuation allowance at December 31, 2000, will be recorded against goodwill when and if realized.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. COMMITMENTS AND CONTINGENCIES

     Arch Wireless Communications, from time to time is involved in lawsuits arising in the normal course of business. Arch Wireless Communications believes that its pending lawsuits will not have a material adverse effect on its financial position or results of operations.

     Arch Wireless Communications has operating leases for office and transmitting sites with lease terms ranging from one month to approximately fifty years. In most cases, Arch Wireless Communications expects that, in the normal course of business, leases will be renewed or replaced by other leases.

     Future minimum lease payments under noncancellable operating leases at December 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $ 83,477
2002........................................................    65,831
2003........................................................    50,497
2004........................................................    36,726
2005........................................................    27,618
Thereafter..................................................   124,472
                                                              --------
          Total.............................................  $388,621
                                                              ========

     Total rent expense under operating leases for the years ended December 31, 1998, 1999 and 2000 approximated $19.6 million, $48.3 million and $80.9 million, respectively.

7. EMPLOYEE BENEFIT PLANS

     Retirement Savings Plans -- Parent and Arch Wireless Communications have retirement savings plans, qualifying under Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Under the plans, a participant may elect to defer receipt of a stated percentage of the compensation which would otherwise be payable to the participant for any plan year (the deferred amount) provided, however, that the deferred amount shall not exceed the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The plans provide for employer matching contributions. Matching contributions for the years ended December 31, 1998, 1999 and 2000 approximated $278,000, $960,000 and $1.2 million, respectively.

     Stock Options -- Employees of Arch Wireless Communications are eligible to be granted options under Parent's stock option plans which provide for the grant of incentive and nonqualified stock options to key employees, directors and consultants to purchase Parent common stock. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Options generally vest over a five-year period from the date of grant. However, in certain circumstances, options may be immediately exercisable in full. Options generally have a duration of 10 years. The plans provide for the granting of options to purchase a total of 9,131,865 shares of common stock.

     As a result of the PageNet merger, each outstanding option to purchase PageNet common stock became fully exercisable and vested and was converted into an option to purchase the same number of shares of Parent common stock that the holder of the option would have received in the merger if the holder had exercised the option immediately prior to the merger.

     On December 16, 1997, the Compensation Committee of the board of directors of Parent authorized the Company to offer an election to its employees who had outstanding options at a price greater than

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$15.19 to cancel such options and accept new options at a lower price. In January 1998, as a result of this election by certain of its employees, the Company canceled 361,072 options with exercise prices ranging from $17.82 to $61.88 and granted the same number of new options with an exercise price of $15.19 per share, the fair market value of the stock on December 16, 1997.

     The following table summarizes the activity under Parent's stock option plans for the periods presented:

                                                                           WEIGHTED
                                                               NUMBER      AVERAGE
                                                                 OF        EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
Options outstanding at December 31, 1997....................    453,643     $29.22
  Granted...................................................    656,096      14.27
  Exercised.................................................    (31,344)      9.38
  Terminated................................................   (429,627)     28.54
                                                              ---------     ------
Options outstanding at December 31, 1998....................    648,768      15.51
  Granted...................................................  1,295,666       7.80
  Exercised.................................................         --         --
  Terminated................................................   (109,672)     13.89
                                                              ---------     ------
Options outstanding at December 31, 1999....................  1,834,762      10.16
  Granted...................................................  6,147,950       4.07
  Assumed in merger.........................................    410,183     161.63
  Exercised.................................................         --         --
  Terminated................................................   (445,903)     17.46
                                                              ---------     ------
Options outstanding at December 31, 2000....................  7,946,992      12.86
                                                              =========     ======
Options exercisable at December 31, 2000....................    976,576     $70.83
                                                              =========     ======

     The following table summarizes the options outstanding and options exercisable by price range at December 31, 2000:

                                          WEIGHTED
                                           AVERAGE     WEIGHTED                 WEIGHTED
                                          REMAINING    AVERAGE                  AVERAGE
                             OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
------------------------   -----------   -----------   --------   -----------   --------
    $  0.97-$  0.97         2,393,000       9.95       $  0.97           --     $    --
       2.47-   6.06         3,561,050       9.36          6.05       38,000        4.70
       6.09-  15.19         1,576,026       8.03          9.71      524,049       11.44
      17.12- 127.70           165,814       7.95         59.87      163,425       60.46
     127.70- 322.18           251,102       6.65        211.55      251,102      211.55
    ---------------         ---------       ----       -------      -------     -------
    $  0.97-$322.18         7,946,992       9.16       $ 12.86      976,576     $ 70.83
    ===============         =========       ====       =======      =======     =======

     Employee Stock Purchase Plans -- Employees of the Company may participate in Parent's employee stock purchase plans which allow eligible employees the right to purchase Parent common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. During 1998, 1999 and 2000, 85,996, 34,217 and 459,133 shares were issued at an average price per share of $6.39, $5.60 and $1.25, respectively. At December 31, 2000, 6,650 shares are available for future issuance.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Accounting for Stock-Based Compensation -- Arch Wireless Communications accounts for its stock option and stock purchase plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". Since all options have been issued at a grant price equal to fair market value, no compensation cost has been recognized in the statements of operations. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", Arch Wireless Communications' net income (loss) would have been increased to the following pro forma amounts:

                                                       YEARS ENDED DECEMBER 31,
                                                  -----------------------------------
                                                    1998         1999         2000
                                                  ---------    ---------    ---------
                                                            (IN THOUSANDS)
Net income (loss), as reported..................  $(167,103)   $(247,052)   $(340,036)
Net income (loss), pro forma....................   (169,117)    (249,536)    (345,490)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In computing these pro forma amounts, Arch Wireless Communications has assumed risk-free interest rates of 4.5%-6%, an expected life of 5 years, an expected dividend yield of zero and an expected volatility of 50%-93%.

     The weighted average fair values (computed consistent with SFAS No. 123) of options granted under all plans in 1998, 1999 and 2000 were $8.34, $5.56 and $3.01, respectively. The weighted average fair value of shares sold under the employee stock purchase plans in 1998, 1999 and 2000 was $5.64, $3.13 and $2.72, respectively.

8. RELATED PARTY TRANSACTIONS

     Intercompany Transactions with Arch Wireless, Inc. -- On June 29, 1998, two partnerships managed by Sandler Capital Management Company, Inc., an investment management firm, together with certain other private investors, made an equity investment in Parent of $25.0 million in the form of series C convertible preferred stock of Parent. Simultaneously, Parent contributed to Arch Wireless Communications as an equity investment $24.0 million of the net proceeds from the sale of series C preferred stock, Arch Wireless Communications contributed such amount to the Operating Company as an equity investment and the Operating Company used such amount to repay indebtedness under it's existing credit facility as part of the establishment of the senior credit facility.

9. LONG-TERM LIABILITIES

     During 1998 and 1999, Arch Wireless Communications sold communications towers, real estate, site management contracts and/or leasehold interests involving 133 sites in 22 states and leased space on the towers on which it currently operates communications equipment to service its own messaging network. Net proceeds from the sales were approximately $33.4 million, Arch Wireless Communications used the net proceeds to repay indebtedness under its credit facility.

     Arch Wireless Communications entered into options to repurchase each site and until this continuing involvement ends the gain on the sale of the tower sites is deferred and included in other long-term liabilities. At December 31, 2000, approximately $20.2 million of the gain is deferred and approximately $1.9 million, $1.9 million and $2.0 million of this gain has been recognized in the statement of operations and is included in operating income for each of the years ended December 31, 1998, 1999 and 2000, respectively.

     Also included in other long-term liabilities is an unfavorable lease accrual related to MobileMedia's rentals on communications towers which were in excess of market rental rates (see Note 2). At December 31, 2000, the remaining balance of this accrual was approximately $49.1 million. This accrual is

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

being amortized over the term of the leases with approximately 12 3/4 years remaining at December 31, 2000.

10. RESTRUCTURING RESERVES

     Divisional reorganization -- In June 1998, Parent's board of directors approved a reorganization of the Operating Company's operations. This reorganization consisted of the consolidation of certain regional administrative support functions, such as customer service, collections, inventory and billing, to reduce redundancy and take advantage of various operating efficiencies. Arch Wireless Communications recognized a restructuring charge of $14.7 million in 1998 related to the divisional reorganization.

     In conjunction with the completion of the MobileMedia merger in June 1999, the timing and implementation of the divisional reorganization was reviewed by Arch Wireless Communications management in the context of the combined company integration plan. Pursuant to this review, the Company identified certain of its facilities and network leases that would not be utilized following the MobileMedia integration, resulting in an additional charge of $2.6 million. This charge was offset by $4.8 million of reductions to previously provided severance and other costs in conjunction with the divisional reorganization.

     During the third quarter of 1999, Parent's board of directors approved an integration plan to eliminate redundant headcount, facilities and tower sites of MobileMedia in connection with the completion of the MobileMedia acquisition. The plan anticipated a net reduction of approximately 10% of MobileMedia's workforce and the closing of certain facilities and tower sites, which resulted in the establishment a $14.5 million acquisition reserve which was included in the MobileMedia purchase price allocation. The initial acquisition reserve consisted of approximately (i) $6.1 million for employee severance, (ii) $7.9 million for lease obligations and terminations and (iii) $0.5 million of other costs.

     During 2000, Arch Wireless Communications completed the actions under the divisional reorganization and the MobileMedia integration plans. Arch Wireless Communications reevaluated the reserves and determined that each of the reserve balances were adequate to cover the remaining cash payments which consist primarily of lease costs.

     On November 10, 2000, the Arch group of companies completed its acquisition of PageNet and management commenced the development of plans to integrate its operations. In conjunction with the integration plans, the Company has identified redundant headcount and certain of its facilities that would not be utilized following the PageNet integration resulting in an additional charge of $5.4 million.

     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations on such leases past the dates the offices will be closed, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2003.

     Through the elimination of certain local and regional administrative operations, the consolidation of certain support functions and the integration of MobileMedia and PageNet operations, the Company will eliminate approximately 1,100 net positions formerly held by Arch Wireless Communications and MobileMedia personnel. The majority of the positions, which have been or will be eliminated are related to management, administrative, customer service, collections, inventory and billing functions. As of December 31, 1999 and 2000, 588 and 951 employees, respectively, had been terminated due to the divisional reorganization and the MobileMedia and PageNet integrations. The remaining severance and benefits costs will be paid during 2001.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's restructuring activity as of December 31, 2000 is as follows (in thousands):

                                            BALANCE AT     PAGENET-
                                           DECEMBER 31,     RELATED     AMOUNTS    REMAINING
                                               1999        PROVISION     PAID       RESERVE
                                           ------------    ---------    -------    ---------
Severance costs..........................    $ 3,708        $1,725      $2,476      $ 2,957
Lease obligation costs...................     13,026         3,700       5,950       10,776
Other costs..............................        377            --         215          162
                                             -------        ------      ------      -------
Total....................................    $17,111        $5,425      $8,641      $13,895
                                             =======        ======      ======      =======

     PageNet Acquisition Reserve -- On November 10, 2000, the Arch group of companies completed its acquisition of PageNet and commenced the development of plans to integrate its operations. During the fourth quarter of 2000, Arch Wireless Communications identified redundant PageNet headcount and facilities in connection with the overall integration of operations. It is expected that the integration activity relating to the PageNet merger, will be completed by December 31, 2001.

     In connection with the PageNet acquisition, Arch Wireless Communications anticipates a net reduction of approximately 50% of PageNet's workforce and the closing of certain facilities and tower sites. This resulted in the establishment a $76 million acquisition reserve which is included as part of the PageNet purchase price allocation. The initial acquisition reserve consisted of approximately (i) $66.1 million for employee severance, (ii) $9.4 million for lease obligations and terminations and (iii) $0.5 million of other costs.

     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations on such leases past the dates the offices will be closed, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2005.

     Through the elimination of redundant management, administrative, customer service, collections, finance and inventory functions, the Company will eliminate approximately 2,000 positions. As of December 31, 2000, 302 former PageNet employees had been terminated.

     The PageNet acquisition reserve activity as of December 31, 2000 was as follows (in thousands):

                                                   RESERVE INITIALLY    AMOUNTS    REMAINING
                                                      ESTABLISHED        PAID       RESERVE
                                                   -----------------    -------    ---------
Severance costs..................................       $66,100         $29,333     $36,767
Lease obligation costs...........................         9,400             136       9,264
Other costs......................................           500              --         500
                                                        -------         -------     -------
Total............................................       $76,000         $29,469     $46,531
                                                        =======         =======     =======

11. SEGMENT REPORTING

     The Company has determined that it has two reportable segments; traditional paging operations and two-way messaging operations. Management makes operating decisions and assesses individual performances based on the performance of these segments. The traditional paging operations consist of the provision of paging and other one-way wireless messaging services to Arch Wireless Communications' customers. Two-way messaging operations consist of the provision of two-way wireless messaging services to Arch Wireless Communications' customers.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Each of these segments incur, and are charged, direct costs associated with their separate operations. Common costs shared by the traditional paging and two-way messaging operations are allocated based on the estimated utilization of resources using various factors that attempt to mirror the true economic cost of operating each segment.

     The Company did not begin to market and sell its two-way messaging products on a commercial scale until August 2000. Prior to 2000, substantially all of the Company's operations were traditional paging operations. The following table presents segment financial information related to the Company's segments as of and for the year ended December 31, 2000 (in thousands):

                                        TRADITIONAL PAGING    TWO-WAY MESSAGING
                                            OPERATIONS           OPERATIONS        CONSOLIDATED
                                        ------------------    -----------------    ------------
Revenues..............................      $  838,203            $  9,383          $  847,586
Depreciation and amortization
  expense.............................         487,414               9,459             496,873
Operating income (loss)...............        (216,163)            (25,709)           (241,872)
Adjusted EBITDA(1)....................         276,676             (16,250)            260,426
Total assets..........................       1,764,233             265,137           2,029,370
Capital expenditures..................         111,047              28,115             139,162

---------------
(1) Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

12. SUBSEQUENT EVENTS

     Nextel Agreement -- In January 2001, Parent agreed to sell its 900 MHz SMR (Specialized Mobile Radio) licenses to Nextel Communications, Inc. Nextel will acquire the licenses for an aggregate purchase price of $175 million, and invest $75 million in a new equity issue, Parent Series F 12% Redeemable Cumulative Junior Preferred Stock. In February 2001, Nextel advanced $250 million in the form of loans to a newly created, stand-alone Parent subsidiary that will hold the spectrum licenses until the transfers are approved. Parent contributed $245.0 million of the proceeds to the Operating Company. The new Parent subsidiary will not be permitted to engage in any business other than ownership and maintenance of the spectrum licenses and will not have any liability or obligation with respect to any of the debt obligations of Arch Wireless Communications and its subsidiaries. Upon transfer of the spectrum licenses to Nextel, the loan obligations will be satisfied and $75 million of the loans will be converted into Parent series F 12% Redeemable Cumulative Junior Preferred Stock. Parent acquired the SMR licenses as part of its acquisition of PageNet in November 2000.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1999 and 2000 is summarized below (in thousands):

                                         FIRST        SECOND       THIRD        FOURTH
YEAR ENDED DECEMBER 31, 1999:           QUARTER     QUARTER(1)    QUARTER      QUARTER
-----------------------------           --------    ----------    --------    ----------
Revenues..............................  $100,888    $ 133,493     $206,189    $ 201,254
Operating income (loss)...............   (15,844)     (34,304)     (26,832)     (19,789)
Income (loss) before accounting
  change..............................   (35,297)    (100,155)     (56,872)     (51,367)
Cumulative effect of accounting
  change..............................    (3,361)          --           --           --
Net income (loss).....................   (38,658)    (100,155)     (56,872)     (51,367)

                                         FIRST         SECOND       THIRD        FOURTH
YEAR ENDED DECEMBER 31, 2000:           QUARTER       QUARTER      QUARTER     QUARTER(2)
-----------------------------           --------     ----------    --------    ----------
Revenues..............................  $189,995      $187,852     $184,192    $ 285,547
Operating income (loss)...............   (27,617)      (27,702)     (26,837)    (159,716)
Net income (loss).....................   (58,578)      (58,899)     (59,472)    (163,087)

---------------
(1) On June 3, 1999 Arch completed its acquisition of MobileMedia (see Note 2) In June 1999, Arch wrote-off $42.3 million of N-PCS investments (see Note
    3).

(2) On November 10, 2000 Arch completed its acquisition of PageNet (see Note 2). Arch changed the remaining lives certain intangible assets which resulted in $103.5 million of additional amortization expense in the fourth quarter of 2000 (see Note 3). On October 1, 2000 Arch revised the estimated depreciable life of its subscriber equipment which resulted in approximately $19.3 million of additional depreciation expense (see Note 1).

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    79,489    $    49,959
  Accounts receivable, net..................................      116,030        132,652
  Inventories...............................................        2,326          1,760
  Prepaid expenses and other................................       29,368         18,596
                                                              -----------    -----------
          Total current assets..............................      227,213        202,967
                                                              -----------    -----------
Property and equipment, at cost.............................    1,428,941      1,425,757
Less accumulated depreciation and amortization..............     (502,332)      (443,868)
                                                              -----------    -----------
Property and equipment, net.................................      926,609        981,889
                                                              -----------    -----------
Intangible and other assets, net............................      683,003        844,514
                                                              -----------    -----------
                                                              $ 1,836,825    $ 2,029,370
                                                              ===========    ===========
       LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $    37,640    $   177,341
  Accounts payable..........................................       64,602         55,104
  Accrued restructuring.....................................       38,079         60,424
  Accrued interest..........................................       35,951         39,121
  Accrued expenses and other liabilities....................      131,601        162,090
                                                              -----------    -----------
          Total current liabilities.........................      307,873        494,080
                                                              -----------    -----------
Long-term debt, less current maturities.....................    1,425,121      1,454,646
                                                              -----------    -----------
Other long-term liabilities.................................       85,321         74,479
                                                              -----------    -----------
Deferred income taxes.......................................       86,494        121,994
                                                              -----------    -----------
Stockholder's equity (deficit):
  Common stock -- $.01 par value............................           --             --
  Additional paid-in capital................................    1,189,883        953,883
  Accumulated deficit.......................................   (1,257,867)    (1,069,712)
                                                              -----------    -----------
          Total stockholder's equity (deficit)..............      (67,984)      (115,829)
                                                              -----------    -----------
                                                              $ 1,836,825    $ 2,029,370
                                                              ===========    ===========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                          (UNAUDITED AND IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
Revenues....................................................  $ 322,223    $189,995
Cost of products sold.......................................    (11,180)     (8,880)
                                                              ---------    --------
                                                                311,043     181,115
                                                              ---------    --------
Operating expenses:
  Service, rental, and maintenance..........................     79,790      39,115
  Selling...................................................     35,926      25,045
  General and administrative................................    106,784      53,934
  Depreciation and amortization.............................    241,981      90,638
                                                              ---------    --------
          Total operating expenses..........................    464,481     208,732
                                                              ---------    --------
Operating income (loss).....................................   (153,438)    (27,617)
Interest expense, net.......................................    (56,256)    (29,755)
Other expense...............................................     (7,167)     (1,206)
                                                              ---------    --------
Income (loss) before income tax benefit and accounting
  change....................................................   (216,861)    (58,578)
Benefit from income taxes...................................     35,500          --
                                                              ---------    --------
Income (loss) before accounting change......................   (181,361)    (58,578)
Cumulative effect of accounting change......................     (6,794)         --
                                                              ---------    --------
Net income (loss)...........................................  $(188,155)   $(58,578)
                                                              =========    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                          (UNAUDITED AND IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
Net cash provided by operating activities...................  $  (5,964)   $ 31,966
                                                              ---------    --------
Cash flows from investing activities:
  Additions to property and equipment, net..................    (24,850)    (30,858)
  Additions to intangible and other assets..................       (608)     (1,996)
  Acquisition of company, net of cash acquired..............        174          --
                                                              ---------    --------
Net cash used for investing activities......................    (25,284)    (32,854)
                                                              ---------    --------
Cash flows from financing activities:
  Issuance of long-term debt................................         --      18,000
  Repayment of long-term debt...............................   (175,222)    (16,000)
  Capital contribution from Arch Wireless, Inc..............    236,000          --
                                                              ---------    --------
Net cash provided by financing activities...................     60,778       2,000
                                                              ---------    --------
Net increase in cash and cash equivalents...................     29,530       1,112
Cash and cash equivalents, beginning of period..............     49,959       2,381
                                                              ---------    --------
Cash and cash equivalents, end of period....................  $  79,489    $  3,493
                                                              =========    ========
Supplemental disclosure:
  Interest paid.............................................  $  51,759    $ 29,006
                                                              =========    ========
  Accretion of discount on senior notes and assumed bank
     debt...................................................  $   8,535    $    271
                                                              =========    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     (a) Preparation of Interim Financial Statements -- The consolidated condensed financial statements of Arch Wireless Communications, Inc. have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The financial information included herein, other than the consolidated condensed balance sheet as of December 31, 2000, has been prepared by management without audit by independent accountants who do not express an opinion thereon. The consolidated condensed balance sheet at December 31, 2000 has been derived from, but does not include all the disclosures contained in, the audited consolidated financial statements for the year ended December 31, 2000. In the opinion of management, all of these unaudited statements include all adjustments and accruals consisting only of normal recurring accrual adjustments which are necessary for a fair presentation of the results of all interim periods reported herein. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in Arch Wireless Communications' Annual Report on Form 10-K for the year ended December 31, 2000. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for a full year. Arch Wireless Communications is a wholly-owned subsidiary of Arch Wireless, Inc. ("Parent").

     (b) Intangible and Other Assets -- Intangible and other assets, net of accumulated amortization, are comprised of the following (in thousands):

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
Purchased Federal Communications Commission licenses........    $236,858       $276,419
Purchased subscriber lists..................................     304,651        369,867
Goodwill....................................................     108,649        163,027
Deferred financing costs....................................      18,768         21,172
Other.......................................................      14,077         14,029
                                                                --------       --------
                                                                $683,003       $844,514
                                                                ========       ========

     (c) Divisional Reorganization -- As of March 31, 2001, 1,081 former Arch Wireless Communications and MobileMedia employees had been terminated due to the divisional reorganization, and the MobileMedia and PageNet integrations. The Company's restructuring activity as of March 31, 2001 is as follows (in thousands):

                                                    RESERVE
                                                   BALANCE AT     UTILIZATION OF
                                                  DECEMBER 31,      RESERVE IN      REMAINING
                                                      2000             2001          RESERVE
                                                  ------------    --------------    ---------
Severance costs.................................    $ 2,957           $1,904         $ 1,053
Lease obligation costs..........................     10,776            1,902           8,874
Other costs.....................................        162               26             136
                                                    -------           ------         -------
          Total.................................    $13,895           $3,832         $10,063
                                                    =======           ======         =======

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     (d) PageNet Acquisition Reserve -- As of March 31, 2001, 842 former PageNet employees had been terminated. The Company's restructuring activity as of March 31, 2001 is as follows (in thousands):

                                                    RESERVE
                                                   BALANCE AT     UTILIZATION OF
                                                  DECEMBER 31,      RESERVE IN      REMAINING
                                                      2000             2001          RESERVE
                                                  ------------    --------------    ---------
Severance costs.................................    $36,767          $16,738         $20,029
Lease obligation costs..........................      9,264            1,694           7,570
Other costs.....................................        500               83             417
                                                    -------          -------         -------
          Total.................................    $46,531          $18,515         $28,016
                                                    =======          =======         =======

     (e) Nextel Agreement -- In January 2001, Parent agreed to sell its 900 MHz SMR (Specialized Mobile Radio) licenses to Nextel Communications, Inc. Nextel will acquire the licenses for an aggregate purchase price of $175 million, and invest $75 million in a new equity issue, Parent Series F 12% Redeemable Cumulative Junior Preferred Stock. In February 2001, Nextel advanced $250 million in the form of loans to a newly created, stand-alone Parent subsidiary that holds the spectrum licenses until the transfers are approved. Parent contributed $236.0 million of the proceeds to a subsidiary of Arch Wireless Communications. The new Parent subsidiary is not be permitted to engage in any business other than ownership and maintenance of the spectrum licenses and will not have any liability or obligation with respect to any of the debt obligations of Arch Wireless Communications and its subsidiaries. Upon transfer of the spectrum licenses to Nextel, the loan obligations will be satisfied and $75 million of the loans will be converted into Parent series F 12% Redeemable Cumulative Junior Preferred Stock. Parent acquired the SMR licenses as part of its acquisition of PageNet in November 2000.

     (f) Derivative Instruments and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch Wireless Communications adopted this standard effective January 1, 2001. The Company has not designated any of the outstanding derivatives as a hedge under SFAS No. 133. The initial application of SFAS No. 133 resulted in a $6.8 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the impact of initially recording the derivatives at fair value as of January 1, 2001. The changes in fair value of the derivative instruments will be recognized in other expense. The Company recorded other expense of approximately $5.9 million related to the changes in fair value of the derivatives during the period ended March 31, 2001.

     (g) Segment Reporting -- The Company has determined that it has two reportable segments; traditional paging operations and two-way messaging operations. Management makes operating decisions and assesses individual performances based on the performance of these segments. The traditional paging operations consist of the provision of paging and other one-way wireless messaging services to Arch Wireless Communications' customers. Two-way messaging operations consist of the provision of two-way wireless messaging services to Arch Wireless Communications' customers.

     Each of these segments incur, and are charged, direct costs associated with their separate operations. Common costs shared by the traditional paging and two-way messaging operations are allocated based on the estimated utilization of resources using various factors that attempt to mirror the true economic cost of operating each segment.

                       ARCH WIRELESS COMMUNICATIONS, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS, INC.)

      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company did not begin to market and sell its two-way messaging products on a commercial scale until August 2000. Prior to 2000, substantially all of the Company's operations were traditional paging operations. The following tables present segment financial information related to the Company's segments for the periods indicated (in thousands):

                                                TRADITIONAL PAGING    TWO-WAY MESSAGING
MARCH 31, 2001                                      OPERATIONS           OPERATIONS        CONSOLIDATED
--------------                                  ------------------    -----------------    ------------
Revenues......................................      $  304,976            $ 17,247          $  322,223
Depreciation and amortization expense.........         228,107              13,874             241,981
Operating income (loss).......................        (131,856)            (21,582)           (153,438)
Adjusted EBITDA(1)............................          96,251              (7,708)             88,543
Total assets..................................       1,575,225             261,600           1,836,825
Capital expenditures..........................          15,121              10,337              25,458

                                                TRADITIONAL PAGING    TWO-WAY MESSAGING
MARCH 31, 2000                                      OPERATIONS           OPERATIONS        CONSOLIDATED
--------------                                  ------------------    -----------------    ------------
Revenues......................................      $  189,995             $    --          $  189,995
Depreciation and amortization expense.........          90,638                  --              90,638
Operating income (loss).......................         (24,996)             (2,621)            (27,617)
Adjusted EBITDA(1)............................          65,642              (2,621)             63,021
Total assets..................................       1,287,689                  --           1,287,689
Capital expenditures..........................          32,854                  --              32,854

---------------
(1) Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arch Wireless Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Arch Wireless Holdings, Inc., a wholly-owned subsidiary of Arch Wireless Communications, Inc. (a Delaware corporation) (the "Company") and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Wireless Holdings, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed further in Note 1, based on the range of the Company's current projections, the Company, in certain circumstances, may no longer be in compliance with the various debt covenants of its credit facility as of September 30, 2001. This factor creates a substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                          /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 1, 2001 (except
with respect to the matter
discussed in Note 1, as
to which the date is
May 18, 2001)

                          ARCH WIRELESS HOLDINGS, INC.

       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          2000
                                                              ----------    ----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    2,381    $   49,959
  Accounts receivable (less reserves of $16,473 and $62,749
     in 1999 and 2000, respectively)........................      61,167       132,652
  Inventories...............................................       9,101         1,760
  Prepaid expenses and other................................      11,874        18,596
                                                              ----------    ----------
          Total current assets..............................      84,523       202,967
                                                              ----------    ----------
Property and equipment, at cost:
  Land, buildings and improvements..........................      20,503        35,959
  Messaging and computer equipment..........................     667,820     1,333,237
  Furniture, fixtures and vehicles..........................      26,321        56,561
                                                              ----------    ----------
                                                                 714,644     1,425,757
  Less accumulated depreciation and amortization............     314,445       443,868
                                                              ----------    ----------
  Property and equipment, net...............................     400,199       981,889
                                                              ----------    ----------
  Intangible and other assets (less accumulated amortization of $509,827 and $683,595 in 1999 and 2000,
     respectively)..........................................     851,536       836,754
                                                              ----------    ----------
                                                              $1,336,258    $2,021,610
                                                              ==========    ==========
            LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    8,060    $  177,341
  Accounts payable..........................................      30,016        55,104
  Accrued restructuring charges.............................      17,111        60,424
  Accrued expenses..........................................      43,629       100,631
  Accrued interest..........................................      10,487        19,341
  Customer deposits.........................................       7,526        18,050
  Deferred revenue..........................................      28,175        43,409
                                                              ----------    ----------
          Total current liabilities.........................     145,004       474,300
                                                              ----------    ----------
Long-term debt, less current maturities.....................     430,880       960,311
                                                              ----------    ----------
Other long-term liabilities.................................      76,460        69,270
                                                              ----------    ----------
Deferred income taxes.......................................          --       121,994
                                                              ----------    ----------
Commitments and contingencies
Stockholder's equity:
  Common stock -- $.01 par value, authorized 400,000,000
     shares, issued and outstanding: 371,370 shares in 1999
     and 2000...............................................           4             4
  Additional paid-in capital................................   1,261,064     1,248,029
  Accumulated deficit.......................................    (577,154)     (852,298)
                                                              ----------    ----------
          Total stockholder's equity........................     683,914       395,735
                                                              ----------    ----------
                                                              $1,336,258    $2,021,610
                                                              ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            1998         1999          2000
                                                          ---------    ---------    ----------
Service, rental and maintenance revenues................  $ 413,635    $ 641,824    $  847,586
Cost of products sold...................................    (29,953)     (34,954)      (35,585)
                                                          ---------    ---------    ----------
                                                            383,682      606,870       812,001
                                                          ---------    ---------    ----------
Operating expenses:
  Service, rental and maintenance.......................     80,782      132,400       182,201
  Selling...............................................     49,132       84,249       106,797
  General and administrative............................    112,181      180,726       262,577
  Depreciation and amortization.........................    219,895      307,561       495,727
  Restructuring charge..................................     14,700       (2,200)        5,425
                                                          ---------    ---------    ----------
          Total operating expenses......................    476,690      702,736     1,052,727
                                                          ---------    ---------    ----------
Operating income (loss).................................    (93,008)     (95,866)     (240,726)
Interest expense........................................    (31,840)     (42,348)      (77,950)
Interest income.........................................      1,685          875         1,072
Other expense...........................................     (1,951)     (45,081)       (3,546)
Equity in loss of affiliate.............................     (5,689)      (3,200)           --
                                                          ---------    ---------    ----------
Income (loss) before income tax benefit, extraordinary
  items and accounting change...........................   (130,803)    (185,620)     (321,150)
Benefit from income taxes...............................         --           --        46,006
                                                          ---------    ---------    ----------
Income (loss) before extraordinary items and accounting
  change................................................   (130,803)    (185,620)     (275,144)
Extraordinary gain (loss) from early extinguishment of
  debt..................................................     (1,720)          --            --
Cumulative effect of accounting change..................         --       (3,361)           --
                                                          ---------    ---------    ----------
Net income (loss).......................................  $(132,523)   $(188,981)   $ (275,144)
                                                          =========    =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                         ADDITIONAL                       TOTAL
                                              COMMON      PAID-IN      ACCUMULATED    STOCKHOLDER'S
                                              STOCK       CAPITAL        DEFICIT         EQUITY
                                             --------    ----------    -----------    -------------
Balance, December 31, 1997.................  $      4    $  789,969     $(255,650)      $ 534,323
  Capital contribution from Arch Wireless
     Communications, Inc...................        --       123,654            --         123,654
  Net loss.................................        --            --      (132,523)       (132,523)
                                             --------    ----------     ---------       ---------
Balance, December 31, 1998.................         4       913,623      (388,173)        525,454
  Capital contribution from Arch Wireless
     Communications, Inc...................        --       347,441            --         347,441
  Net loss.................................        --            --      (188,981)       (188,981)
                                             --------    ----------     ---------       ---------
Balance, December 31, 1999.................         4     1,261,064      (577,154)        683,914
  Capital distribution to Arch Wireless
     Communications, Inc...................        --       (13,035)           --         (13,035)
  Net loss.................................        --            --      (275,144)       (275,144)
                                             --------    ----------     ---------       ---------
Balance, December 31, 2000.................  $      4    $1,248,029     $(852,298)      $(395,735)
                                             ========    ==========     =========       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1998         1999         2000
                                                          ---------    ---------    ---------
Cash flows from operating activities:
  Net income (loss).....................................  $(132,523)   $(188,981)   $(275,144)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization......................    219,895      307,561      495,727
     Deferred income tax benefit........................         --           --      (46,006)
     Extraordinary loss from early extinguishment of
       debt.............................................      1,720           --           --
     Cumulative effect of accounting change.............         --        3,361           --
     Equity in loss of affiliate........................      5,689        3,200           --
     Accretion of discount on senior notes..............         --           --        4,505
     Gain on Tower Site Sale............................         --       (1,871)      (1,983)
     Write-off of N-PCS investments.....................         --       37,498           --
     Accounts receivable loss provision.................      8,545       15,265       32,995
     Changes in assets and liabilities, net of effect
       from acquisitions of companies:
       Accounts receivable..............................     (9,151)     (18,369)     (41,081)
       Inventories......................................      2,314        1,728        7,341
       Prepaid expenses and other.......................     (3,090)       7,000        8,465
       Accounts payable and accrued expenses............     16,361       (7,149)     (74,658)
       Customer deposits and deferred revenue...........        549       (7,554)      (8,398)
       Other long-term liabilities......................     (2,500)      (3,641)      (4,322)
                                                          ---------    ---------    ---------
Net cash provided by operating activities...............    107,809      148,048       97,441
                                                          ---------    ---------    ---------
Cash flows from investing activities:
  Additions to property and equipment, net..............    (79,249)     (95,208)    (126,743)
  Additions to intangible and other assets..............    (28,881)     (13,429)     (12,401)
  Net proceeds from tower site sale.....................     30,316        3,046           --
  Acquisitions of companies, net of cash acquired.......         --     (516,561)      43,542
                                                          ---------    ---------    ---------
Net cash used for investing activities..................    (77,814)    (622,152)     (95,602)
                                                          ---------    ---------    ---------
Cash flows from financing activities:
  Issuance of long-term debt............................    333,500      334,000      173,000
  Repayment of long-term debt...........................   (489,014)    (162,059)     (63,560)
  Capital contribution from (distribution to) Arch
     Wireless Communications, Inc. .....................    123,654      304,522      (63,701)
                                                          ---------    ---------    ---------
Net cash provided by (used in) financing activities.....    (31,860)     476,463       45,739
                                                          ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents....     (1,865)       2,359       47,578
Cash and cash equivalents, beginning of period..........      1,887           22        2,381
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of period................  $      22    $   2,381    $  49,959
                                                          =========    =========    =========
Supplemental disclosure:
  Interest paid.........................................  $  30,374    $  37,207    $  64,583
                                                          =========    =========    =========
  Liabilities assumed in acquisitions of companies......  $      --    $ 134,429    $ 995,838
                                                          =========    =========    =========
  Non-cash capital contribution from Arch Wireless
     Communications, Inc................................  $      --    $  42,889    $  50,666
                                                          =========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Arch Wireless Holdings, Inc. is a leading provider of wireless messaging and information services in the United States. Currently, Arch Wireless Holdings primarily provides traditional paging services, which enable subscribers to receive messages on their pagers composed entirely of numbers, such as a phone number, or on some pagers, numbers and letters, which enable subscribers to receive text messages. Arch Wireless Holdings has also begun to market and sell two-way wireless messaging services which enable subscribers to respond to messages or create and send wireless email messages to other wireless messaging devices (including pagers and personal digital assistants or PDAs) and to personal computers. Arch Wireless Holdings also offers wireless information services, such as stock quotes, news and other wireless information delivery services, voice mail, personalized greeting, message storage and retrieval, equipment loss protection and equipment maintenance. These services are commonly referred to as wireless messaging and information services. Arch Wireless Holdings is a wholly-owned subsidiary of Arch Wireless Communications, Inc. Arch Wireless Communications is a wholly-owned subsidiary of Arch Wireless, Inc. (Parent). The term "Arch" refers to Arch Wireless, Inc. and its subsidiaries consolidated.

     Risks and Other Important Factors -- Arch Wireless Holdings sustained net losses of $132.5 million, $189.0 million and $275.1 million for the years ended December 31, 1998, 1999 and 2000, respectively. Arch Wireless Holdings' loss from operations for the year ended December 31, 2000 was $240.7 million. In addition, at December 31, 2000, Arch Wireless Holdings had an accumulated deficit of approximately $852.3 million and a deficit in working capital of $271.3 million, although $175.2 million of current maturities of long term debt were repaid in February 2001, see Note 4 for description of the transaction. Arch Wireless Holdings' losses from operations and net losses are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable.

     Arch Wireless Holdings' operations require the availability of substantial funds to finance the maintenance and growth of its existing messaging operations, its subscriber base and to enhance and expand its two-way messaging networks. At December 31, 2000, Arch Wireless Holdings had approximately $1,137.7 million outstanding under its credit facility, capital leases and other long-term debt. Amounts available under its credit facility are subject to certain financial covenants and other restrictions. At December 31, 2000, Arch Wireless Holdings was in compliance with each of the covenants under its credit facility. Arch Wireless Holdings' ability to borrow additional amounts in the future, including amounts currently available under the credit facility is dependent on Arch Wireless Holdings' ability to comply with the provisions of its credit facility as well as the availability of financing in the capital markets. At December 31, 2000, Arch Wireless Holdings had $4.0 million of borrowings available under its credit facility.

     In May 2001, Arch prepared a range of financial projections for the remainder of its current fiscal year. Arch Wireless Holdings believes that based on the lower range of its current projections, it may be in default of certain financial covenants of its credit facility as of September 30, 2001. Wireless Holdings' ability to continue as a going concern is dependent upon its ability to comply with the terms of its debt agreements, to refinance its existing debt or obtain additional financing. Arch Wireless Holdings is currently in the process of restructuring its obligations. There can be no assurances that Arch Wireless Holdings will be successful in its efforts which may have a material adverse affect on the solvency of Arch Wireless Holdings.

     Arch Wireless Holdings is also subject to additional risks and uncertainties including, but not limited to, changes in technology, business integration, competition, government regulation and subscriber turnover.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition -- Arch Wireless Holdings recognizes revenue under rental and service agreements with customers as the related services are performed. Maintenance revenues and related costs are recognized ratably over the respective terms of the agreements. Sales of equipment are recognized upon delivery. In some cases, Arch Wireless Holdings enters into transactions which include the sale of both products and services. The Company allocates the value of the arrangement to each element based on the residual method. Under the residual method, the fair value of the undelivered elements, typically services, is deferred and subsequently realized when earned. Commissions are recognized as an expense when incurred. On December 3, 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. Arch Wireless Holdings adopted SAB 101 in 2000, it did not have a material impact on its results of operations.

     Cash Equivalents -- Cash equivalents include short-term, interest-bearing instruments purchased with remaining maturities of three months or less.

     Inventories -- Inventories consist of new messaging devices, which are held primarily for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

     Property and Equipment -- Leased messaging devices sold or otherwise retired are removed from the accounts at their net book value using the first-in, first-out method. Property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

                                                                 ESTIMATED
ASSET CLASSIFICATION                                            USEFUL LIFE
--------------------                                            -----------
Buildings and improvements..................................     20 Years
Leasehold improvements......................................    Lease Term
Messaging devices...........................................     2 Years
Messaging and computer equipment............................    3-8 Years
Furniture and fixtures......................................    5-8 Years
Vehicles....................................................     3 Years

     Depreciation and amortization expense related to property and equipment totaled $101.1 million, $144.9 million and $210.9 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     On October 1, 2000, Arch Wireless Holdings revised the estimated depreciable life of its subscriber equipment from three to two years. The change in useful life resulted from Arch Wireless Holdings' expectations regarding future usage periods for subscriber devices considering current and projected technological advances and customer desires for new messaging technology. As a result of this change depreciation expense increased approximately $19.3 million in the fourth quarter of 2000.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Long-Lived Assets -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" Arch Wireless Holdings evaluates the recoverability of its carrying value of its long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, Arch Wireless Holdings reduces the carrying value of such impaired assets to fair value based on estimated discounted future cash flows. To date, Arch Wireless Holdings has not had any such impairments.

     Fair Value of Financial Instruments -- Arch Wireless Holdings' financial instruments, as defined under SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", include its cash, its debt financing and interest rate protection agreements. The fair value of cash is equal to the carrying value at December 31, 1999 and 2000. The fair value of the debt and interest rate protection agreements are included in Note 4.

     Derivative Instruments and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch Wireless Holdings adopted this standard effective January 1, 2001. The impact of adopting SFAS No. 133 was not material; however, adopting SFAS No. 133 could increase volatility in future earnings and other comprehensive income.

2. ACQUISITIONS

     On June 3, 1999 the Arch group of companies completed its acquisition of MobileMedia Communications, Inc. for $671.1 million, consisting of cash paid of $516.6 million, including direct transaction costs, 4,781,656 shares of Parent common stock valued at $20.1 million and the assumption of liabilities of $134.4 million. The cash payments were financed through the issuance of approximately
36.2 million shares of Parent common stock (including approximately 5.4 million shares of Parent Class B common stock) in a rights offering for $6.00 per share, the issuance by the Intermediate Holding Company of $147.0 million principal amount of 13 3/4% senior notes due 2008 and additional borrowings under the Operating Company's credit facility.

     Parent issued to four unsecured creditors, who had agreed to purchase shares not purchased by other unsecured creditors in the rights offering, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share. The fair value of these warrants was determined to be immaterial.

     The acquisition was accounted for as a purchase and the results of MobileMedia's operations have been included in the consolidated financial statements from the date of acquisition.

     The liabilities assumed in the MobileMedia transaction, referred to above, include an unfavorable lease accrual related to MobileMedia's rentals on communications towers, which were in excess of market rental rates. This accrual amounted to approximately $52.9 million and is included in other long-term liabilities. This accrual is being amortized over the remaining lease term of 12 3/4 years. Concurrent with the consummation of the MobileMedia acquisition, Arch Wireless Holdings developed a plan to integrate the operations of MobileMedia. The liabilities assumed, referred to above, includes a $14.5 million restructuring accrual to cover the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 10).

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On November 10, 2000, the Arch group of companies completed its acquisition of Paging Network, Inc. (PageNet) for $1.35 billion consisting of 89,896,907 shares of Parent common stock valued at $263.4 million, the assumption of liabilities of $1.06 billion, including a deferred tax liability of $168.0 million arising in purchase accounting, and $27.6 million of transaction costs. In the merger, each outstanding share of PageNet's common stock was exchanged for 0.04796505 shares of Parent's common stock.

     In connection with the merger, 80.5% of the total equity of PageNet's subsidiary, Vast Solutions, Inc. was issued to PageNet's current stockholders and noteholders and Arch Wireless Holdings holds the remaining 19.5% of Vast's equity.

     The purchase price for these acquisitions was allocated based on the fair values of assets acquired and liabilities assumed. The purchase price allocation for PageNet is preliminary as of December 31, 2000, and the Company expects it to be finalized over the next three quarters. The acquisition was accounted for as a purchase, and the results of PageNet's operations have been included in the consolidated financial statements from the date of acquisition.

     Concurrent with the consummation of the PageNet acquisition, Arch Wireless Holdings management developed a plan to integrate the operations of PageNet. The liabilities assumed in the PageNet transaction, referred to above, include a $76.0 million restructuring accrual related to the costs to eliminate redundant headcount and facilities in connection with the overall integration of operations (see Note 10).

     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the period presented, after giving effect to certain adjustments, including depreciation and amortization of acquired assets and interest expense on acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been completed at the beginning of the period presented, or of results that may occur in the future.

                                                        YEAR ENDED           YEAR ENDED
                                                     DECEMBER 31, 1999    DECEMBER 31, 2000
                                                     -----------------    -----------------
                                                          (UNAUDITED AND IN THOUSANDS)
Revenues...........................................     $1,785,586           $1,457,652
Income (loss) before extraordinary item............       (318,376)            (400,246)
Net income (loss)..................................       (321,737)            (400,246)

3. INTANGIBLE AND OTHER ASSETS

     Intangible and other assets, net of accumulated amortization, are composed of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        2000
                                                              --------    --------
Purchased Federal Communications Commission licenses........  $354,246    $276,419
Purchased subscriber lists..................................   239,114     369,867
Goodwill....................................................   249,010     163,027
Deferred financing costs....................................     3,908      13,411
Other.......................................................     5,258      14,030
                                                              --------    --------
                                                              $851,536    $836,754
                                                              ========    ========

     Amortization expense related to intangible and other assets totaled $118.8 million, $162.7 million and $284.8 million for the years ended December 31, 1998, 1999 and 2000, respectively.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During the fourth quarter of 2000, the Company reviewed the remaining lives of its intangible assets. Due to the nature of change in the traditional messaging industry and the new technologies for two-way messaging, effective October 1, 2000 the Company changed the remaining lives on purchased subscriber lists, purchased Federal Communications Commission licenses and goodwill which resulted from acquisitions prior to 2000 as follows:

                                                            BOOK VALUE AT
                                                             DECEMBER 31,      ESTIMATED
INTANGIBLE ASSET CLASSIFICATION                                  2000         USEFUL LIFE
-------------------------------                             --------------    -----------
Purchased Federal Communications Commission licenses......     $276,419        24 Months
Purchased subscriber lists................................      137,426        12 Months
Goodwill..................................................      163,027        12 Months

     These changes resulted in additional amortization expense in 2000 of $103.5 million.

     The purchased subscriber list, acquired in conjunction with the acquisition of PageNet had a net book value at December 31, 2000 of $232.4 million and is being amortized over a three year period.

     Deferred financing costs incurred in connection with Arch Wireless Holdings' credit agreements (see Note 4) are being amortized over periods not to exceed the terms of the related agreements. As credit agreements are amended and restated, unamortized deferred financing costs are written off as an extraordinary charge. During 1998, a charge of $1.7 million was recognized in connection with the closing of a new credit facility.

     Other assets consist of a note receivable from Vast, contract rights, organizational and Federal Communications Commission application and development costs which are amortized using the straight-line method over their estimated useful lives, not exceeding ten years.

     In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Development and start up costs include nonrecurring, direct costs incurred in the development and expansion of messaging systems. Arch Wireless Holdings adopted SOP 98-5 effective January 1, 1999. Initial application of SOP 98-5 resulted in a $3.4 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.

     N-PCS Investments -- In connection with Arch Wireless Holdings' May 1996 acquisition of Westlink Holdings, Inc., Arch Wireless Holdings acquired Westlink's 49.9% share of the capital stock of Benbow PCS Ventures, Inc. Benbow holds exclusive rights to a 50kHz outbound/12.5kHz inbound narrowband PCS license in each of the five regions of the United States. Arch Wireless Holdings' investment in Benbow was accounted for under the equity method whereby Arch Wireless Holdings' share of Benbow's losses, since the acquisition date of Westlink, are recognized in Arch Wireless Holdings' accompanying consolidated statements of operations under the caption equity in loss of affiliate.

     In June 1999, Arch, Benbow and Benbow's controlling stockholder, agreed that:

     - the shareholders agreement, the management agreement and the employment agreement governing the establishment and operation of Benbow would be terminated;

     - Benbow would not make any further Federal Communications Commission payments and would not pursue construction of a narrowband PCS system;

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Arch Wireless Holdings would not be obligated to fund Federal Communications Commission payments or construction of a narrowband PCS system by Benbow;

     - the parties would seek Federal Communications Commission approval of the forgiveness of Benbow's remaining payment obligations and the transfer of the controlling stockholder's equity interest in Benbow to Arch Wireless Holdings;

     - the closing of the transaction would occur on the earlier of January 23, 2001 or receipt of Federal Communications Commission approval;

     - Arch Wireless Holdings would pay the controlling stockholder, in installments, an aggregate amount of $3.5 million if the transaction closes before January 23, 2001 or $3.8 million if the transaction closes on January 23, 2001.

     As a result of these arrangements, Benbow does not have any meaningful business operations and is unlikely to retain its narrowband PCS licenses. Therefore, Arch Wireless Holdings wrote off substantially all of its investment in Benbow in the amount of $8.2 million in June 1999. Arch Wireless Holdings accrued the payment to the controlling stockholder of $3.8 million and legal and other expenses of approximately $1.0 million, which are included in accrued expenses. In addition, Parent guaranteed Benbow's obligations in conjunction with Benbow's June 1998 purchase of the stock of PageCall. Since Benbow was unable to meet these obligations and Parent was required to settle the obligation in its stock, Arch Wireless Holdings recorded the issuance of $22.8 million of Parent's common stock as a capital contribution from Parent and as a charge to operations in June 1999, to satisfy the obligation. In April 2000, Parent issued the stock to the shareholders of PageCall.

     On November 8, 1994, CONXUS Communications, Inc. was successful in acquiring the rights to an interactive messaging license in five designated regions in the United States from the Federal Communications Commission narrowband wireless spectrum auction. On May 18, 1999, CONXUS filed for Chapter 11 protection in the U.S. Bankruptcy Court in Delaware, which case was converted to a case under Chapter 7 on August 17, 1999. In June 1999, Arch Wireless Holdings wrote-off its $6.5 million investment in CONXUS. On November 3, 1999, in order to document its disposition of any interest it has, if any, in CONXUS, Arch Wireless Holdings offered to transfer to CONXUS its shares in CONXUS for no consideration. The Chapter 7 trustee accepted this offer on December 9, 1999.

     All of the above charges, totaling $42.3 million, are included in other expense in 1999 in the accompanying statement of operations.

4. LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                          DECEMBER 31,
                                  ------------------------------------------------------------
                                              1999                            2000
                                  ----------------------------    ----------------------------
                                  CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                  --------------    ----------    --------------    ----------
Senior Bank Debt................     $438,940        $438,940       $1,135,113      $1,070,757
Other...........................           --              --            2,539           2,539
                                     --------                       ----------
                                      438,940                        1,137,652
Less -- Current maturities......        8,060                          177,341
                                     --------                       ----------
Long-term debt..................     $430,880                       $  960,311
                                     ========                       ==========

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Arch Wireless Holdings' debt financing primarily consists of senior bank debt. Arch Wireless Holdings' senior bank debt trades on a limited basis, therefore the fair value at December 31, 2000 was determined with reference to market quotes.

     Senior Bank Debt -- The Company has a senior credit facility in the current amount of $1,298.8 million consisting of (i) a $157.5 million tranche A reducing revolving facility, (ii) a $95.0 million tranche B term loan, (iii) a $746.4 million tranche B-1 term loan which is recorded net of $159.7 million discount at December 31, 2000, and (iv) a $299.9 million tranche C term loan.

     The tranche A facility began reducing on a quarterly basis on September 30, 2000 and will mature on June 30, 2005. The tranche B term loan began amortizing in quarterly installments on September 30, 2000, with an ultimate maturity date of June 30, 2005. The tranche B-1 term loan will be amortized in quarterly installments commencing March 31, 2001, with an ultimate maturity date of June 30, 2006. The tranche C term loan began amortizing in annual installments on December 31, 1999, with an ultimate maturity date of June 30, 2006. In addition to these scheduled reductions and repayments, the Operating Company is required to repay $110 million of senior bank debt no later than November 10, 2001, with such amount being applied on a pro rata basis to the tranche B, tranche B-1 and tranche C term loans.

     Arch Wireless Holdings' obligations under the senior credit facility are secured by its pledge of its interests in certain of its operating subsidiaries. The senior credit facility is guaranteed by Parent, Arch Wireless Communications and certain of Arch Wireless Holdings' operating subsidiaries. Parent's guarantee is secured by a pledge of Parent's stock and notes in Arch Wireless Communications and the guarantees of Arch Wireless Communications and the operating subsidiaries are secured by a security interest in certain assets of those operating subsidiaries.

     Borrowings under the senior credit facility bear interest based on a reference rate equal to either the agent bank's alternate base rate or LIBOR, in each case plus a margin (3.375% on tranche A, tranche B and tranche B-1 and 6.875% on tranche C at December 31, 2000) based on specified ratios of debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The senior credit facility requires payment of fees on the daily average amount available to be borrowed under the tranche A facility. These fees vary depending on specified ratios of total debt to annualized earnings before interest, income taxes, depreciation and amortization.

     The senior credit facility requires that at least 50% of Parent, Arch Wireless Communications and Arch Wireless Holdings' total debt, including outstanding borrowings under the senior credit facility, be subject to a fixed interest rate or interest rate protection agreements. Entering into interest rate protection agreements involves both the credit risk of dealing with counterparties and their ability to meet the terms of the contracts and interest rate risk. In the event of nonperformance by the counterparty to these interest rate protection agreements, Arch Wireless Holdings would be subject to the prevailing interest rates specified in the senior credit facility.

     Arch Wireless Holdings had off-balance-sheet interest rate protection agreements consisting of an interest rate cap with a notional amount of $10.0 million, at December 31, 1999 and interest rate swaps with an aggregate notional amount of $400.0 million at December 31, 2000. The cost to terminate the outstanding interest rate cap and interest rate swaps at December 31, 1999 and 2000 would have been $4.5 million and $9.1 million, respectively.

     Under the interest rate swap agreements, the Company will pay the difference between LIBOR and the fixed swap rate if the swap rate exceeds LIBOR, and the Company will receive the difference between LIBOR and the fixed swap rate if LIBOR exceeds the swap rate. Settlement occurs on the quarterly reset dates specified by the terms of the contracts. No interest rate swaps on the senior credit facility were

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

outstanding at December 31, 1999. At December 31, 2000, the Company had a net payable of $501 thousand, on the interest rate swaps.

     The senior credit facility contains restrictions that limit, among other things, Arch Wireless Holdings' operating subsidiaries' ability to:

     - declare dividends or redeem or repurchase capital stock;

     - prepay, redeem or purchase debt;

     - incur liens and engage in sale/leaseback transactions;

     - make loans and investments;

     - incur indebtedness and contingent obligations;

     - amend or otherwise alter debt instruments and other material agreements;

     - engage in mergers, consolidations, acquisitions and asset sales;

     - alter its lines of business or accounting methods.

     In addition, the senior credit facility requires Arch Wireless Holdings and its subsidiaries to meet certain financial covenants, including ratios of earnings before interest, income taxes, depreciation and amortization to fixed charges, earnings before interest, income taxes, depreciation and amortization to debt service, earnings before interest, income taxes, depreciation and amortization to interest service and total indebtedness to earnings before interest, income taxes, depreciation and amortization. As of December 31, 2000, Arch Wireless Holdings and its operating subsidiaries were in compliance with the covenants of the senior credit facility.

     As of December 31, 2000, $1,294.8 million was outstanding and $4.0 million was available under the senior credit facility. At December 31, 2000, such advances bore interest at an average annual rate of 9.73%.

     Maturities of Debt -- Scheduled long-term debt maturities at December 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $  177,341
2002........................................................     153,765
2003........................................................     191,222
2004........................................................     212,102
2005........................................................     201,867
Thereafter..................................................     361,072
                                                              ----------
                                                               1,297,369
Less -- Discount on assumed bank debt.......................     159,717
                                                              ----------
                                                              $1,137,652
                                                              ==========

     In February 2001, Arch Wireless Holdings used a portion of the proceeds received in the Nextel transaction (see Note 12) to voluntarily prepay $175.2 million of amortization scheduled to occur under its senior credit facility during 2001. Following this transaction, amounts outstanding under the senior credit facility totaled $1,119.6 million and consisted of (i) a $122.5 million tranche A reducing revolving facility, (ii) a $64.1 million tranche B term loan,
(iii) a $662.7 million tranche B-1 term loan, and (iv) a $270.3

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

million tranche C term loan. Mandatory reductions of the tranche A facility and amortization of the tranche B, tranche B-1 and tranche C term loans will commence on March 31, 2002 in accordance with the terms of the senior credit facility.

5. INCOME TAXES

     Arch accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, given the provisions of enacted laws.

     The components of the net deferred tax asset (liability) recognized in the accompanying consolidated balance sheets at December 31, 1999 and 2000 are as follows (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Deferred tax assets.........................................  $ 312,527    $ 275,211
Deferred tax liabilities....................................    (41,617)    (132,884)
                                                              ---------    ---------
                                                                270,910      142,327
Valuation allowance.........................................   (270,910)    (264,321)
                                                              ---------    ---------
                                                              $      --    $(121,994)
                                                              =========    =========

     The approximate effect of each type of temporary difference and carryforward at December 31, 1999 and 2000 is summarized as follows (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Net operating losses........................................  $ 174,588    $ 231,795
Intangibles and other assets................................     36,029      (45,902)
Depreciation of property and equipment......................     42,703      (53,405)
Accruals and reserves.......................................     17,590        9,839
                                                              ---------    ---------
                                                                270,910      142,327
Valuation allowance.........................................   (270,910)    (264,321)
                                                              ---------    ---------
                                                              $      --    $(121,994)
                                                              =========    =========

     The effective income tax rate differs from the statutory federal tax rate primarily due to the nondeductibility of goodwill amortization and the inability to recognize the benefit of current net operating loss (NOL) carryforwards. The NOL carryforwards expire at various dates through 2015. The Internal Revenue Code contains provisions that may limit the NOL carryforwards available to be used in any given year if certain events occur, including significant changes in ownership, as defined. The Company has experienced such changes in ownership and as a result the utilization of net operation losses in any one year are significantly limited for income tax purposes.

     The Company has established a valuation reserve against its net deferred tax asset until it becomes more likely than not that this asset will be realized in the foreseeable future. A portion of the valuation allowance at December 31, 2000, will be recorded against goodwill when and if realized.

6. COMMITMENTS AND CONTINGENCIES

     Arch Wireless Holdings, from time to time is involved in lawsuits arising in the normal course of business. Arch Wireless Holdings believes that its pending lawsuits will not have a material adverse effect on its financial position or results of operations.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Arch Wireless Holdings has operating leases for office and transmitting sites with lease terms ranging from one month to approximately fifty years. In most cases, Arch Wireless Holdings expects that, in the normal course of business, leases will be renewed or replaced by other leases.

     Future minimum lease payments under noncancellable operating leases at December 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $ 83,477
2002........................................................    65,831
2003........................................................    50,497
2004........................................................    36,726
2005........................................................    27,618
Thereafter..................................................   124,472
                                                              --------
          Total.............................................  $388,621
                                                              ========

     Total rent expense under operating leases for the years ended December 31, 1998, 1999 and 2000 approximated $19.6 million, $48.3 million and $80.9 million, respectively.

7. EMPLOYEE BENEFIT PLANS

     Retirement Savings Plans -- Parent and Arch Wireless Holdings have retirement savings plans, qualifying under Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Under the plans, a participant may elect to defer receipt of a stated percentage of the compensation which would otherwise be payable to the participant for any plan year (the deferred amount) provided, however, that the deferred amount shall not exceed the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The plans provide for employer matching contributions. Matching contributions for the years ended December 31, 1998, 1999 and 2000 approximated $278,000, $960,000 and $1.2 million, respectively.

     Stock Options -- Employees of Arch Wireless Holdings are eligible to be granted options under Parent's stock option plans which provide for the grant of incentive and nonqualified stock options to key employees, directors and consultants to purchase Parent common stock. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Options generally vest over a five-year period from the date of grant. However, in certain circumstances, options may be immediately exercisable in full. Options generally have a duration of 10 years. The plans provide for the granting of options to purchase a total of 9,131,865 shares of common stock.

     As a result of the PageNet merger, each outstanding option to purchase PageNet common stock became fully exercisable and vested and was converted into an option to purchase the same number of shares of Parent common stock that the holder of the option would have received in the merger if the holder had exercised the option immediately prior to the merger.

     On December 16, 1997, the Compensation Committee of the board of directors of Parent authorized the Company to offer an election to its employees who had outstanding options at a price greater than $15.19 to cancel such options and accept new options at a lower price. In January 1998, as a result of this election by certain of its employees, the Company canceled 361,072 options with exercise prices ranging from $17.82 to $61.88 and granted the same number of new options with an exercise price of $15.19 per share, the fair market value of the stock on December 16, 1997.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes the activity under Parent's stock option plans for the periods presented:

                                                                           WEIGHTED
                                                               NUMBER      AVERAGE
                                                                 OF        EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
Options outstanding at December 31, 1997....................    453,643    $ 29.22
  Granted...................................................    656,096      14.27
  Exercised.................................................    (31,344)      9.38
  Terminated................................................   (429,627)     28.54
                                                              ---------    -------
Options outstanding at December 31, 1998....................    648,768      15.51
  Granted...................................................  1,295,666       7.80
  Exercised.................................................         --         --
  Terminated................................................   (109,672)     13.89
                                                              ---------    -------
Options outstanding at December 31, 1999....................  1,834,762      10.16
  Granted...................................................  6,147,950       4.07
  Assumed in merger.........................................    410,183     161.63
  Exercised.................................................         --         --
  Terminated................................................   (445,903)     17.46
                                                              ---------    -------
Options outstanding at December 31, 2000....................  7,946,992      12.86
                                                              =========    =======
Options exercisable at December 31, 2000....................    976,576    $ 70.83
                                                              =========    =======

     The following table summarizes the options outstanding and options exercisable by price range at December 31, 2000:

                                          WEIGHTED
                                           AVERAGE     WEIGHTED                 WEIGHTED
                                          REMAINING    AVERAGE                  AVERAGE
                             OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
------------------------   -----------   -----------   --------   -----------   --------
    $  0.97-$  0.97         2,393,000       9.95       $  0.97           --     $    --
       2.47-   6.06         3,561,050       9.36          6.05       38,000        4.70
       6.09-  15.19         1,576,026       8.03          9.71      524,049       11.44
      17.12- 127.70           165,814       7.95         59.87      163,425       60.46
     127.70- 322.18           251,102       6.65        211.55      251,102      211.55
    ---------------         ---------       ----       -------      -------     -------
    $  0.97-$322.18         7,946,992       9.16       $ 12.86      976,576     $ 70.83
    ===============         =========       ====       =======      =======     =======

     Employee Stock Purchase Plans -- Employees of the Company may participate in Parent's employee stock purchase plans which allow eligible employees the right to purchase Parent common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. During 1998, 1999 and 2000, 85,996, 34,217 and 459,133 shares were issued at an average price per share of $6.39, $5.60 and $1.25, respectively. At December 31, 2000, 6,650 shares are available for future issuance.

     Accounting for Stock-Based Compensation -- Arch Wireless Holdings accounts for its stock option and stock purchase plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". Since all options have been issued at a grant price equal to fair market value, no compensation cost has been recognized in the statements of operations. Had compensation cost for these plans been determined

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", Arch Wireless Holdings' net income (loss) and income (loss) per share would have been increased to the following pro forma amounts:

                                                       YEARS ENDED DECEMBER 31,
                                                  -----------------------------------
                                                    1998         1999         2000
                                                  ---------    ---------    ---------
                                                            (IN THOUSANDS)
Net income (loss), as reported..................  $(132,523)   $(188,981)   $(275,144)
Net income (loss), pro forma....................   (134,537)    (191,465)    (280,598)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In computing these pro forma amounts, Arch Wireless Holdings has assumed risk-free interest rates of 4.5%-6%, an expected life of 5 years, an expected dividend yield of zero and an expected volatility of 50%-93%.

     The weighted average fair values (computed consistent with SFAS No. 123) of options granted under all plans in 1998, 1999 and 2000 were $8.34, $5.56 and $3.01, respectively. The weighted average fair value of shares sold under the employee stock purchase plans in 1998, 1999 and 2000 was $5.64, $3.13 and $2.72, respectively.

8. RELATED PARTY TRANSACTIONS

     Intercompany Transactions with Arch Wireless Communications, Inc. -- On June 29, 1998, two partnerships managed by Sandler Capital Management Company, Inc., an investment management firm, together with certain other private investors, made an equity investment in Parent of $25.0 million in the form of series C convertible preferred stock of Parent. Simultaneously, Parent contributed to Arch Wireless Communications as an equity investment $24.0 million of the net proceeds from the sale of series C preferred stock, Arch Wireless Communications contributed such amount to Arch Wireless Holdings as an equity investment and Arch Wireless Holdings used such amount to repay indebtedness under it's existing credit facility as part of the establishment of the senior credit facility.

     In 1999 and 2000, Arch Wireless Holdings received non-cash contributions from Arch Wireless Communications of $42.9 million and $50.7 million, respectively, representing the net assets of MobileMedia and PageNet which were contributed by Parent to Arch Wireless Communications and from Arch Wireless Communications to Arch Wireless Holdings.

9. LONG-TERM LIABILITIES

     During 1998 and 1999, Arch Wireless Holdings sold communications towers, real estate, site management contracts and/or leasehold interests involving 133 sites in 22 states and leased space on the towers on which it currently operates communications equipment to service its own messaging network. Net proceeds from the sales were approximately $33.4 million, Arch Wireless Holdings used the net proceeds to repay indebtedness under its credit facility.

     Arch Wireless Holdings entered into options to repurchase each site and until this continuing involvement ends the gain on the sale of the tower sites is deferred and included in other long-term liabilities. At December 31, 2000, approximately $20.2 million of the gain is deferred and approximately $1.9 million, $1.9 million and $2.0 million of this gain has been recognized in the statement of operations and is included in operating income for each of the years ended December 31, 1998, 1999 and 2000, respectively.

     Also included in other long-term liabilities is an unfavorable lease accrual related to MobileMedia's rentals on communications towers which were in excess of market rental rates (see Note 2). At

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 2000, the remaining balance of this accrual was approximately $49.1 million. This accrual is being amortized over the term of the leases with approximately 12 3/4 years remaining at December 31, 2000.

10. RESTRUCTURING RESERVES

     Divisional reorganization -- In June 1998, Parent's board of directors approved a reorganization of Arch Wireless Holdings' operations. This reorganization consisted of the consolidation of certain regional administrative support functions, such as customer service, collections, inventory and billing, to reduce redundancy and take advantage of various operating efficiencies. Arch Wireless Holdings recognized a restructuring charge of $14.7 million in 1998 related to the divisional reorganization.

     In conjunction with the completion of the MobileMedia merger in June 1999, the timing and implementation of the divisional reorganization was reviewed by Arch Wireless Holdings management in the context of the combined company integration plan. Pursuant to this review, the Company identified certain of its facilities and network leases that would not be utilized following the MobileMedia integration, resulting in an additional charge of $2.6 million. This charge was offset by $4.8 million of reductions to previously provided severance and other costs in conjunction with the divisional reorganization.

     During the third quarter of 1999, Parent's board of directors approved an integration plan to eliminate redundant headcount, facilities and tower sites of MobileMedia in connection with the completion of the MobileMedia acquisition. The plan anticipated a net reduction of approximately 10% of MobileMedia's workforce and the closing of certain facilities and tower sites, which resulted in the establishment a $14.5 million acquisition reserve which was included in the MobileMedia purchase price allocation. The initial acquisition reserve consisted of approximately (i) $6.1 million for employee severance, (ii) $7.9 million for lease obligations and terminations and (iii) $0.5 million of other costs.

     During 2000, Arch Wireless Holdings completed the actions under the divisional reorganization and the MobileMedia integration plans. Arch Wireless Holdings reevaluated the reserves and determined that each of the reserve balances were adequate to cover the remaining cash payments which consist primarily of lease costs.

     On November 10, 2000, the Arch group of companies completed its acquisition of PageNet and management commenced the development of plans to integrate its operations. In conjunction with the integration plans, the Company has identified redundant headcount and certain of its facilities that would not be utilized following the PageNet integration resulting in an additional charge of $5.4 million.

     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations on such leases past the dates the offices will be closed, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2003.

     Through the elimination of certain local and regional administrative operations, the consolidation of certain support functions and the integration of MobileMedia and PageNet operations, the Company will eliminate approximately 1,100 net positions formerly held by Arch Wireless Holdings and MobileMedia personnel. The majority of the positions, which have been or will be eliminated are related to management, administrative, customer service, collections, inventory and billing functions. As of December 31, 1999 and 2000, 588 and 951 employees, respectively, had been terminated due to the divisional reorganization and

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the MobileMedia and PageNet integrations. The remaining severance and benefits costs will be paid during 2001.

     The Company's restructuring activity as of December 31, 2000 is as follows (in thousands):

                                            BALANCE AT     PAGENET-
                                           DECEMBER 31,     RELATED     AMOUNTS    REMAINING
                                               1999        PROVISION     PAID       RESERVE
                                           ------------    ---------    -------    ---------
Severance costs..........................    $ 3,708        $1,725      $2,476      $ 2,957
Lease obligation costs...................     13,026         3,700       5,950       10,776
Other costs..............................        377            --         215          162
                                             -------        ------      ------      -------
Total....................................    $17,111        $5,425      $8,641      $13,895
                                             =======        ======      ======      =======

     PageNet Acquisition Reserve -- On November 10, 2000, the Arch group of companies completed its acquisition of PageNet and commenced the development of plans to integrate its operations. During the fourth quarter of 2000, Arch Wireless Holdings identified redundant PageNet headcount and facilities in connection with the overall integration of operations. It is expected that the integration activity relating to the PageNet merger, will be completed by December 31, 2001.

     In connection with the PageNet acquisition, Arch Wireless Holdings anticipates a net reduction of approximately 50% of PageNet's workforce and the closing of certain facilities and tower sites. This resulted in the establishment a $76 million acquisition reserve which is included as part of the PageNet purchase price allocation. The initial acquisition reserve consisted of approximately (i) $66.1 million for employee severance, (ii) $9.4 million for lease obligations and terminations and (iii) $0.5 million of other costs.

     The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of this reorganization. The charge represents future lease obligations on such leases past the dates the offices will be closed, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2005.

     Through the elimination of redundant management, administrative, customer service, collections, finance and inventory functions, the Company will eliminate approximately 2,000 positions. As of December 31, 2000, 302 former PageNet employees had been terminated.

     The PageNet acquisition reserve activity as of December 31, 2000 was as follows (in thousands):

                                                   RESERVE INITIALLY    AMOUNTS    REMAINING
                                                      ESTABLISHED        PAID       RESERVE
                                                   -----------------    -------    ---------
Severance costs..................................       $66,100         $29,333     $36,767
Lease obligation costs...........................         9,400             136       9,264
Other costs......................................           500              --         500
                                                        -------         -------     -------
Total............................................       $76,000         $29,469     $46,531
                                                        =======         =======     =======

11. SEGMENT REPORTING

     The Company has determined that it has two reportable segments; traditional paging operations and two-way messaging operations. Management makes operating decisions and assesses individual performances based on the performance of these segments. The traditional paging operations consist of the

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

provision of paging and other one-way wireless messaging services to Arch Wireless Holdings' customers. Two-way messaging operations consist of the provision of two-way wireless messaging services to Arch Wireless Holdings' customers.

     Each of these segments incur, and are charged, direct costs associated with their separate operations. Common costs shared by the traditional paging and two-way messaging operations are allocated based on the estimated utilization of resources using various factors that attempt to mirror the true economic cost of operating each segment.

     The Company did not begin to market and sell its two-way messaging products on a commercial scale until August 2000. Prior to 2000, substantially all of the Company's operations were traditional paging operations. The following table presents segment financial information related to the Company's segments as of and for the year ended December 31, 2000 (in thousands):

                                        TRADITIONAL PAGING    TWO-WAY MESSAGING
                                            OPERATIONS           OPERATIONS        CONSOLIDATED
                                        ------------------    -----------------    ------------
Revenues..............................      $  838,203            $  9,383          $  847,586
Depreciation and amortization
  expense.............................         486,268               9,459             495,727
Operating income (loss)...............        (215,017)            (25,709)           (240,726)
Adjusted EBITDA(1)....................         276,676             (16,250)            260,426
Total assets..........................       1,756,473             265,137           2,021,610
Capital expenditures..................         111,028              28,115             139,143

---------------
(1) Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

12. SUBSEQUENT EVENTS

     Nextel Agreement -- In January 2001, Parent agreed to sell its 900 MHz SMR (Specialized Mobile Radio) licenses to Nextel Communications, Inc. Nextel will acquire the licenses for an aggregate purchase price of $175 million, and invest $75 million in a new equity issue, Parent Series F 12% Redeemable Cumulative Junior Preferred Stock. In February 2001, Nextel advanced $250 million in the form of loans to a newly created, stand-alone Parent subsidiary that will hold the spectrum licenses until the transfers are approved. Parent contributed $245.0 million of the proceeds to Arch Wireless Communications, which contributed the same amount to Arch Wireless Holdings. The new Parent subsidiary will not be permitted to engage in any business other than ownership and maintenance of the spectrum licenses and will not have any liability or obligation with respect to any of the debt obligations of Arch Wireless Holdings and its subsidiaries. Upon transfer of the spectrum licenses to Nextel, the loan obligations will be satisfied and $75 million of the loans will be converted into Parent series F 12% Redeemable Cumulative Junior

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Preferred Stock. Parent acquired the SMR licenses as part of its acquisition of PageNet in November 2000.

13. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1999 and 2000 is summarized below (in thousands):

                                              FIRST       SECOND       THIRD     FOURTH
YEAR ENDED DECEMBER 31, 1999:                QUARTER    QUARTER(1)    QUARTER    QUARTER
-----------------------------                -------    ----------    -------    -------
Revenues...................................  100,888     133,493      206,189    201,254
Operating income (loss)....................  (15,701)    (34,113)     (26,549)   (19,503)
Income (loss) before accounting change.....  (24,471)    (85,460)     (40,502)   (35,187)
Cumulative effect of accounting change.....   (3,361)         --           --         --
Net income (loss)..........................  (27,832)    (85,460)     (40,502)   (35,187)

                                                  FIRST       SECOND      THIRD        FOURTH
YEAR ENDED DECEMBER 31, 2000:                    QUARTER     QUARTER     QUARTER     QUARTER(2)
-----------------------------                    --------    --------    --------    ----------
Revenues.......................................  $189,995    $187,852    $184,192    $ 285,547
Operating income (loss)........................   (27,336)    (27,416)    (26,548)    (159,426)
Net income (loss)..............................   (42,361)    (42,676)    (43,247)    (146,860)

---------------
(1) On June 3, 1999 the Arch group of companies completed its acquisition of MobileMedia (see Note 2). In June 1999, Arch Wireless Holdings wrote-off $42.3 million of N-PCS investments (see Note 3).

(2) On November 10, 2000 the Arch group of companies completed its acquisition of PageNet (see Note 2). Arch Wireless Holdings changed the remaining lives certain intangible assets which resulted in $103.5 million of additional amortization expense in the fourth quarter of 2000 (see Note 3). On October 1, 2000 Arch Wireless Holdings revised the estimated depreciable life of its subscriber equipment which resulted in approximately $19.3 million of additional depreciation expense (see Note 1).

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    79,489     $   49,959
  Accounts receivable, net..................................      116,030        132,652
  Inventories...............................................        2,326          1,760
  Prepaid expenses and other................................       29,368         18,596
                                                              -----------     ----------
          Total current assets..............................      227,213        202,967
                                                              -----------     ----------
Property and equipment, at cost.............................    1,428,941      1,425,757
Less accumulated depreciation and amortization..............     (502,332)      (443,868)
                                                              -----------     ----------
Property and equipment, net.................................      926,609        981,889
                                                              -----------     ----------
Intangible and other assets, net............................      675,431        836,754
                                                              -----------     ----------
                                                              $ 1,829,253     $2,021,610
                                                              ===========     ==========
            LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    37,640     $  177,341
  Accounts payable..........................................       64,602         55,104
  Accrued restructuring.....................................       38,079         60,424
  Accrued interest..........................................       14,730         19,341
  Accrued expenses and other liabilities....................      131,601        162,090
                                                              -----------     ----------
          Total current liabilities.........................      286,652        474,300
                                                              -----------     ----------
Long-term debt, less current maturities.....................      930,515        960,311
                                                              -----------     ----------
Other long-term liabilities.................................       85,321         69,270
                                                              -----------     ----------
Deferred income taxes.......................................       86,494        121,994
                                                              -----------     ----------
Stockholder's equity:
  Common stock -- $.01 par value............................            4              4
  Additional paid-in capital................................    1,464,460      1,248,029
  Accumulated deficit.......................................   (1,024,193)      (852,298)
                                                              -----------     ----------
          Total stockholder's equity........................      440,271        395,735
                                                              -----------     ----------
                                                              $ 1,829,253     $2,021,610
                                                              ===========     ==========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                          (UNAUDITED AND IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
Revenues....................................................  $ 322,223    $189,995
Cost of products sold.......................................    (11,180)     (8,880)
                                                              ---------    --------
                                                                311,043     181,115
                                                              ---------    --------
Operating expenses:
  Service, rental, and maintenance..........................     79,790      39,115
  Selling...................................................     35,926      25,045
  General and administrative................................    106,784      53,934
  Depreciation and amortization.............................    241,658      90,357
                                                              ---------    --------
          Total operating expenses..........................    464,158     208,451
                                                              ---------    --------
Operating income (loss).....................................   (153,115)    (27,336)
Interest expense, net.......................................    (40,319)    (13,819)
Other expense...............................................     (7,167)     (1,206)
                                                              ---------    --------
Income (loss) before income tax benefit and accounting
  change....................................................   (200,601)    (42,361)
Benefit from income taxes...................................     35,500          --
                                                              ---------    --------
Income (loss) before accounting change......................   (165,101)    (42,361)
Cumulative effect of accounting change......................     (6,794)         --
                                                              ---------    --------
Net income (loss)...........................................  $(171,895)   $(42,361)
                                                              =========    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                          (UNAUDITED AND IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
Net cash provided by operating activities...................  $   8,261    $ 46,634
                                                              ---------    --------
Cash flows from investing activities:
  Additions to property and equipment, net..................    (24,850)    (30,858)
  Additions to intangible and other assets..................       (473)     (1,996)
  Acquisition of company, net of cash acquired..............        174          --
                                                              ---------    --------
Net cash used for investing activities......................    (25,149)    (32,854)
                                                              ---------    --------
Cash flows from financing activities:
  Issuance of long-term debt................................         --      18,000
  Repayment of long-term debt...............................   (175,222)    (16,000)
  Capital (distribution) contribution from Arch Wireless
     Communications, Inc. ..................................    221,640     (14,668)
                                                              ---------    --------
Net cash provided by financing activities...................     46,418     (12,668)
                                                              ---------    --------
Net increase in cash and cash equivalents...................     29,530       1,112
Cash and cash equivalents, beginning of period..............     49,959       2,381
                                                              ---------    --------
Cash and cash equivalents, end of period....................  $  79,489    $  3,493
                                                              =========    ========
Supplemental disclosure:
  Interest paid.............................................  $  37,534    $ 14,780
                                                              =========    ========
  Accretion of discount on assumed bank debt................  $   8,264    $     --
                                                              =========    ========

  The accompanying notes are an integral part of these consolidated condensed financial statements.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     (a) Preparation of Interim Financial Statements -- The consolidated condensed financial statements of Arch Wireless Holdings, Inc. have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The financial information included herein, other than the consolidated condensed balance sheet as of December 31, 2000, has been prepared by management without audit by independent accountants who do not express an opinion thereon. The consolidated condensed balance sheet at December 31, 2000 has been derived from, but does not include all the disclosures contained in, the audited consolidated financial statements for the year ended December 31, 2000. In the opinion of management, all of these unaudited statements include all adjustments and accruals consisting only of normal recurring accrual adjustments which are necessary for a fair presentation of the results of all interim periods reported herein. These consolidated condensed financial statements should be read in conjunction with Arch Wireless Holdings' consolidated financial statements and accompanying notes for the year ended December 31, 2000. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for a full year. Arch Wireless Holdings is a wholly-owned subsidiary of Arch Wireless Communications, Inc. Arch Wireless Communications is a wholly-owned subsidiary of Arch Wireless, Inc. (Parent).

     (b) Intangible and Other Assets -- Intangible and other assets, net of accumulated amortization, are comprised of the following (in thousands):

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
Purchased Federal Communications Commission licenses........    $236,858       $276,419
Purchased subscriber lists..................................     304,651        369,867
Goodwill....................................................     108,649        163,027
Deferred financing costs....................................      11,196         13,411
Other.......................................................      14,077         14,030
                                                                --------       --------
                                                                $675,431       $836,754
                                                                ========       ========

     (c) Divisional Reorganization -- As of March 31, 2001, 1,081 former Arch Wireless Holdings and MobileMedia employees had been terminated due to the divisional reorganization, and the MobileMedia and PageNet integrations. The Company's restructuring activity as of March 31, 2001 is as follows (in thousands):

                                                    RESERVE
                                                   BALANCE AT     UTILIZATION OF
                                                  DECEMBER 31,      RESERVE IN      REMAINING
                                                      2000             2001          RESERVE
                                                  ------------    --------------    ---------
Severance costs.................................    $ 2,957           $1,904         $ 1,053
Lease obligation costs..........................     10,776            1,902           8,874
Other costs.....................................        162               26             136
                                                    -------           ------         -------
          Total.................................    $13,895           $3,832         $10,063
                                                    =======           ======         =======

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     (d) PageNet Acquisition Reserve -- As of March 31, 2001, 842 former PageNet employees had been terminated. The Company's restructuring activity as of March 31, 2001 is as follows (in thousands):

                                                    RESERVE
                                                   BALANCE AT     UTILIZATION OF
                                                  DECEMBER 31,      RESERVE IN      REMAINING
                                                      2000             2001          RESERVE
                                                  ------------    --------------    ---------
Severance costs.................................    $36,767          $16,738         $20,029
Lease obligation costs..........................      9,264            1,694           7,570
Other costs.....................................        500               83             417
                                                    -------          -------         -------
          Total.................................    $46,531          $18,515         $28,016
                                                    =======          =======         =======

     (e) Nextel Agreement -- In January 2001, Parent agreed to sell its 900 MHz SMR (Specialized Mobile Radio) licenses to Nextel Communications, Inc. Nextel will acquire the licenses for an aggregate purchase price of $175 million, and invest $75 million in a new equity issue, Parent Series F 12% Redeemable Cumulative Junior Preferred Stock. In February 2001, Nextel advanced $250 million in the form of loans to a newly created, stand-alone Parent subsidiary that holds the spectrum licenses until the transfers are approved. Parent contributed $236.0 million of the proceeds to Arch Wireless Communications, which contributed the same amount to Arch Wireless Holdings. The new Parent subsidiary is not permitted to engage in any business other than ownership and maintenance of the spectrum licenses and will not have any liability or obligation with respect to any of the debt obligations of Arch Wireless Holdings and its subsidiaries. Upon transfer of the spectrum licenses to Nextel, the loan obligations will be satisfied and $75 million of the loans will be converted into Parent series F 12% Redeemable Cumulative Junior Preferred Stock. Parent acquired the SMR licenses as part of its acquisition of PageNet in November 2000.

     (f) Derivative Instruments and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Arch Wireless Holdings adopted this standard effective January 1, 2001. The Company has not designated any of the outstanding derivatives as a hedge under SFAS No.
133. The initial application of SFAS No. 133 resulted in a $6.8 million charge, which was reported as the cumulative effect of a change in accounting principle. This charge represents the impact of initially recording the derivatives at fair value as of January 1, 2001. The changes in fair value of the derivative instruments will be recognized in other expense. The Company recorded other expense of approximately $5.9 million related to the changes in fair value of the derivatives during the period ended March 31, 2001.

     (g) Segment Reporting -- The Company has determined that it has two reportable segments; traditional paging operations and two-way messaging operations. Management makes operating decisions and assesses individual performances based on the performance of these segments. The traditional paging operations consist of the provision of paging and other one-way wireless messaging services to Arch Wireless Holdings' customers. Two-way messaging operations consist of the provision of two-way wireless messaging services to Arch Wireless Holdings' customers.

     Each of these segments incur, and are charged, direct costs associated with their separate operations. Common costs shared by the traditional paging and two-way messaging operations are allocated based on the estimated utilization of resources using various factors that attempt to mirror the true economic cost of operating each segment.

                          ARCH WIRELESS HOLDINGS, INC.
       (A WHOLLY-OWNED SUBSIDIARY OF ARCH WIRELESS COMMUNICATIONS, INC.)

      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company did not begin to market and sell its two-way messaging products on a commercial scale until August 2000. Prior to 2000, substantially all of the Company's operations were traditional paging operations. The following tables present segment financial information related to the Company's segments for the periods indicated (in thousands):

                                                TRADITIONAL PAGING    TWO-WAY MESSAGING
MARCH 31, 2001                                      OPERATIONS           OPERATIONS        CONSOLIDATED
--------------                                  ------------------    -----------------    ------------
Revenues......................................      $  304,976            $ 17,247          $  322,223
Depreciation and amortization expense.........         227,784              13,874             241,658
Operating income (loss).......................        (131,533)            (21,582)           (153,115)
Adjusted EBITDA(1)............................          96,251              (7,708)             88,543
Total assets..................................       1,567,653             261,600           1,829,253
Capital expenditures..........................          14,986              10,337              25,323

                                                TRADITIONAL PAGING    TWO-WAY MESSAGING
MARCH 31, 2000                                      OPERATIONS           OPERATIONS        CONSOLIDATED
--------------                                  ------------------    -----------------    ------------
Revenues......................................      $  189,995            $     --          $  189,995
Depreciation and amortization expense.........          90,357                  --              90,357
Operating income (loss).......................         (24,715)             (2,621)            (27,336)
Adjusted EBITDA(1)............................          65,642              (2,621)             63,021
Total assets..................................       1,279,082                  --           1,279,082
Capital expenditures..........................          32,854                  --              32,854

---------------
(1) Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, does not reflect interest, income taxes, depreciation and amortization, restructuring charges, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareowners
Paging Network, Inc.

     We have audited the accompanying consolidated balance sheets of Paging Network, Inc. (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, cash flows and shareowners' deficit for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paging Network, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, on July 24, 2000, the Company and all of its wholly-owned domestic subsidiaries except for Vast Solutions, Inc. commenced a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. This event, and circumstances relating to the non-compliance with certain covenants of loan agreements with banks and note indentures and recurring losses from operations, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of these uncertainties.

                                            /S/ ERNST & YOUNG LLP

Dallas, Texas
May 3, 2000, except for Notes 1 and 2,
  as to which the date is September 7, 2000

                              PAGING NETWORK, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
ASSETS
Current assets:
     Cash and cash equivalents..............................  $    3,077   $   32,144
     Accounts receivable (less allowance for doubtful
      accounts of $11,119 and $17,399 in 1998 and 1999,
      respectively).........................................      84,440       84,476
     Inventories............................................       6,379        8,687
     Prepaid expenses and other assets......................      15,065        5,623
                                                              ----------   ----------
          Total current assets..............................     108,961      130,930
Property, equipment, and leasehold improvements, at cost....   1,452,870    1,451,761
     Less accumulated depreciation..........................    (547,599)    (684,648)
                                                              ----------   ----------
          Net property, equipment, and leasehold
            improvements....................................     905,271      767,113
Other non-current assets, at cost...........................     629,372      609,014
     Less accumulated amortization..........................     (62,360)     (84,497)
                                                              ----------   ----------
          Net other non-current assets......................     567,012      524,517
                                                              ----------   ----------
                                                              $1,581,244   $1,422,560
                                                              ==========   ==========
LIABILITIES AND SHAREOWNERS' DEFICIT
Current liabilities:
     Long-term debt in default..............................  $       --   $1,945,000
     Accounts payable.......................................      96,478       80,889
     Accrued expenses.......................................      49,692       50,146
     Accrued interest.......................................      43,209       42,532
     Accrued restructuring costs, current portion...........       8,256           --
     Customer deposits......................................      22,735       15,927
     Deferred revenue.......................................      15,874       19,778
                                                              ----------   ----------
          Total current liabilities.........................     236,244    2,154,272
                                                              ----------   ----------
Long-term obligations, non-current portion..................   1,815,137       58,127
Accrued restructuring costs, non-current portion............      18,765           --
Minority interest...........................................       1,517           --
Commitments and contingencies
Shareowners' deficit:
     Common Stock -- $.01 par, authorized 250,000,000
      shares; issued and outstanding 103,640,554 shares at
      December 31, 1998 and 103,960,240 shares at December
      31, 1999..............................................       1,036        1,040
     Paid-in capital........................................     132,950      134,161
     Accumulated other comprehensive income.................       2,378          745
     Accumulated deficit....................................    (626,783)    (925,785)
                                                              ----------   ----------
          Total shareowners' deficit........................    (490,419)    (789,839)
                                                              ----------   ----------
                                                              $1,581,244   $1,422,560
                                                              ==========   ==========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1997         1998         1999
                                                             ---------   ----------   ----------
Services, rent and maintenance revenues....................  $ 818,461   $  945,524   $  897,348
Product sales..............................................    142,515      100,503       92,375
                                                             ---------   ----------   ----------
          Total revenues...................................    960,976    1,046,027      989,723
Cost of products sold......................................   (121,487)     (77,672)     (57,901)
                                                             ---------   ----------   ----------
                                                               839,489      968,355      931,822
Operating expenses:
     Services, rent and maintenance........................    173,058      210,480      267,043
     Selling...............................................    102,995      104,350       97,413
     General and administrative............................    253,886      320,586      361,386
     Depreciation and amortization.........................    289,442      281,259      327,101
     Provision for asset impairment........................     12,600           --       17,798
     Restructuring charge..................................         --       74,000      (23,531)
                                                             ---------   ----------   ----------
          Total operating expenses.........................    831,981      990,675    1,047,210
                                                             ---------   ----------   ----------
Operating income (loss)....................................      7,508      (22,320)    (115,388)
Other income (expense):
     Interest expense......................................   (151,380)    (143,762)    (150,921)
     Interest income.......................................      3,689        2,070        3,902
     Other non-operating income (expense)..................     (1,220)       2,003          851
                                                             ---------   ----------   ----------
          Total other expense..............................   (148,911)    (139,689)    (146,168)
                                                             ---------   ----------   ----------
Loss before extraordinary item and cumulative effect of a
  change in accounting principle...........................   (141,403)    (162,009)    (261,556)
Extraordinary loss.........................................    (15,544)          --           --
Cumulative effect of a change in accounting principle......         --           --      (37,446)
                                                             ---------   ----------   ----------
Net loss...................................................  $(156,947)  $ (162,009)  $ (299,002)
                                                             =========   ==========   ==========
Net loss per share (basic and diluted):
Loss before extraordinary item and cumulative effect of a
  change in accounting principle...........................  $   (1.38)  $    (1.57)  $    (2.52)
Extraordinary loss.........................................      (0.15)          --           --
Cumulative effect of a change in accounting principle......         --           --        (0.36)
                                                             ---------   ----------   ----------
Net loss per share.........................................  $   (1.53)  $    (1.57)  $    (2.88)
                                                             =========   ==========   ==========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Operating activities:
  Net loss..................................................  $(156,947)  $(162,009)  $(299,002)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
       Provision for asset impairment.......................     12,600          --      17,798
       Cumulative effect of a change in accounting
          principle.........................................         --          --      37,446
       Restructuring charge.................................         --      74,000     (23,531)
       Extraordinary loss...................................     15,544          --          --
       Depreciation.........................................    258,798     252,234     307,536
       Amortization.........................................     30,644      29,025      19,565
       Provision for doubtful accounts......................     18,343      20,516      28,189
       Amortization of debt issuance costs..................      8,418       4,430       4,574
       Other non-operating (income) expense.................      1,220      (2,003)       (851)
  Changes in operating assets and liabilities:
       Accounts receivable..................................    (21,542)    (35,081)    (29,438)
       Inventories..........................................     (1,302)     18,349      (2,506)
       Prepaid expenses and other assets....................     (6,016)      9,133       9,270
       Accounts payable.....................................    (18,397)     22,768      14,963
       Accrued expenses and accrued interest................      4,286      16,203         247
       Accrued restructuring costs..........................         --      (1,979)     (3,490)
       Customer deposits and deferred revenue...............      4,854       2,515      (2,904)
                                                              ---------   ---------   ---------
Net cash provided by operating activities...................    150,503     248,101      77,866
                                                              ---------   ---------   ---------
Investing activities:
     Capital expenditures...................................   (328,365)   (268,183)   (234,926)
     Payments for spectrum licenses.........................    (92,856)    (13,065)     (3,768)
     Restricted cash invested in money market instruments...     (6,422)         --      (1,024)
     Business acquisitions and joint venture investments....     (7,253)     (7,322)         --
     Deposits for purchase of subscriber devices............    (13,493)         --          --
     Other, net.............................................    (11,540)      2,984       2,399
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (459,929)   (285,586)   (237,319)
                                                              ---------   ---------   ---------
Financing activities:
     Borrowings of long-term obligations....................    558,317     305,587     325,280
     Repayments of long-term obligations....................    (39,000)   (275,555)   (137,966)
     Proceeds from exercise of stock options................         87       7,606       1,206
     Redemption of $200 million senior subordinated notes...   (211,750)         --          --
     Other, net.............................................        919          --          --
                                                              ---------   ---------   ---------
Net cash provided by financing activities...................    308,573      37,638     188,520
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........       (853)        153      29,067
Cash and cash equivalents at beginning of year..............      3,777       2,924       3,077
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $   2,924   $   3,077   $  32,144
                                                              =========   =========   =========

                             See accompanying notes

                              PAGING NETWORK, INC.

                CONSOLIDATED STATEMENTS OF SHAREOWNERS' DEFICIT

                  YEAR ENDED DECEMBER 31, 1997, 1998 AND 1999
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                ACCUMULATED
                                                                   OTHER
                                           COMMON   PAID-IN    COMPREHENSIVE   ACCUMULATED   SHAREOWNERS'
                                           STOCK    CAPITAL       INCOME         DEFICIT       DEFICIT
                                           ------   --------   -------------   -----------   ------------
Balance, December 31, 1996...............  $1,026   $124,522      $   104       $(307,827)    $(182,175)
     Net loss............................     --          --           --        (156,947)     (156,947)
     Foreign currency translation
       adjustments.......................     --          --          804              --           804
                                                                                              ---------
          Total comprehensive loss.......                                                      (156,143)
     Issuance of 38,838 shares of
          Common stock pursuant to stock
          option and compensation
          plans..........................      1         386           --              --           387
                                           ------   --------      -------       ---------     ---------
Balance, December 31, 1997...............  1,027     124,908          908        (464,774)     (337,931)
     Net loss............................     --          --           --        (162,009)     (162,009)
     Foreign currency translation
       adjustments.......................     --          --        1,470              --         1,470
                                                                                              ---------
          Total comprehensive loss.......                                                      (160,539)
     Issuance of 980,639 shares of
          Common stock pursuant to stock
          option and compensation
          plans..........................      9       8,042           --              --         8,051
                                           ------   --------      -------       ---------     ---------
Balance, December 31, 1998...............  1,036     132,950        2,378        (626,783)     (490,419)
     Net loss............................     --          --           --        (299,002)     (299,002)
     Foreign currency translation
       adjustments.......................     --          --       (1,633)             --        (1,633)
                                                                                              ---------
          Total comprehensive loss.......                                                      (300,635)
     Issuance of 319,686 shares of
          Common stock pursuant to stock
          option and compensation
          plans..........................      4       1,211           --              --         1,215
                                           ------   --------      -------       ---------     ---------
Balance, December 31, 1999...............  $1,040   $134,161      $   745       $(925,785)    $(789,839)
                                           ======   ========      =======       =========     =========

                             See accompanying notes

                              PAGING NETWORK, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND MERGER AGREEMENT

     PagingNetwork, Inc. (the "Company") is a provider of wireless communications services throughout the United States and the U.S. Virgin Islands, Puerto Rico, and Canada. The Company provides service in all 50 states and the District of Columbia, including service in the 100 most populated markets in the United States. The Company also owns a minority interest in a wireless communications company in Brazil.

     On November 7, 1999, the Company signed a definitive agreement (the "Merger Agreement") to merge (the "Merger") with Arch Communications group, Inc. ("Arch"). The Merger Agreement was subsequently amended on January 7, 2000, May 10, 2000, July 23, 2000 and September 7, 2000. Under the Merger Agreement, as amended, the Company's senior subordinated notes, along with all accrued interest thereon, will be exchanged for common stock of Arch representing 48.2% of the common stock of the combined company and the Company's common stock will be converted into common stock representing 2.9% of the common stock of the combined company. The Merger Agreement also provides for the Company to distribute 80.5% of its interest in Vast Solutions, Inc. ("Vast"), a wholly-owned subsidiary of the Company, to holders of the Company's senior subordinated notes and common stock. Holders of the senior subordinated notes will receive common stock of Vast representing 60.5% of the equity of Vast, while holders of the Company's common stock will receive common stock of Vast representing 20% of the equity of Vast. The remaining interest in Vast will be held by the combined company following the Merger.

     As more fully discussed in Note 2, the Company will seek to complete the Merger through the Company's plan of reorganization resulting from the Company's bankruptcy filing in July 2000. Consummation of the Merger is also subject to customary regulatory review. The Company has received approval from the Department of Justice and the Federal Communications Commission to proceed with the Merger. If the Merger Agreement is terminated after one party pursues an alternative offer, a plan of reorganization of the Company other than the one contemplated in the Merger Agreement is filed by the Company and/or confirmed by a bankruptcy court, or under other specified circumstances, either the Company or Arch may be required to pay a termination fee of $40 million.

2.  CHAPTER 11 REORGANIZATION AND BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred losses of $157 million, $162 million, and $299 million during the years ended December 31, 1997, 1998, and 1999, respectively. The Company's deteriorating financial results and liquidity caused it to be in default of the covenants of all of its domestic debt agreements. On February 2, 2000 and August 1, 2000, the Company failed to make the semi-annual interest payments on its 8.875% Senior Subordinated notes due 2008 (the "8.875% Notes") and its 10.125% senior subordinated notes due 2007 (the "10.125% Notes"), and on April 17, 2000, the Company failed to make the semi-annual interest payment on its 10% senior subordinated notes due 2008 (the "10% Notes"). The Company also violated several of the financial and other covenants of the Credit Agreement. As a result, on July 14, 2000, three senior subordinated noteholders commenced an involuntary proceeding against the Company under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code").

     On July 24, 2000 (the "Petition Date"), the Company consented to an order for relief which, in effect, converted the bankruptcy case filed on July 14 to a voluntary Chapter 11 case. Also on the Petition Date, the Company's domestic subsidiaries except for Vast filed voluntary petitions for relief under the Bankruptcy Code (such subsidiaries and the Company are hereafter referred to collectively as the "Debtors"). Subsequent to the Petition Date, the Debtors are operating as debtors-in-possession and are subject to the jurisdiction of the United States Bankruptcy Court for the district of Delaware (the

                              PAGING NETWORK, INC.

"Bankruptcy Court"). Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the restructuring of debt. In furtherance of these two goals, upon the filing of a petition for reorganization under Chapter 11, section 362(a) of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's case under Chapter 11.

     The Bankruptcy Court has exercised supervisory powers over the operations of the Debtors with respect to the employment of attorneys, investment bankers and other professionals, and transactions out of the Debtors' ordinary course of business or otherwise requiring bankruptcy court approval under the Bankruptcy Code. The Debtors have been paying undisputed obligations that have arisen subsequent to the Petition Date on a timely basis. Since the Petition Date, the Bankruptcy Court has entered orders, among other things, allowing the Debtors
(i) to pay certain customer refunds and deposits in the ordinary course of business, (ii) to pay wages, salaries and benefits owing to employees, and (iii) to pay pre-petition obligations owed to continuing vendors as such obligations come due.

     On July 25, 2000, the Debtors filed a Joint Plan of Reorganization and disclosure statement which provide for the implementation of the Merger as the Debtors' plan of reorganization. The Bankruptcy Court approved the disclosure statement on September 7, 2000, and authorized the Debtors to submit the Joint Plan of Reorganization to the Company's creditors and stockholders for approval. The Bankruptcy Court has scheduled a hearing on the confirmation of the Joint Plan of Reorganization for October 26, 2000.

     As of July 31, 2000, the Company has approximately $66.0 million in cash. Upon commencement of the Chapter 11 case, the Company obtained debtor-in-possession loan facility (the "DIP Facility") from the current lenders under the Credit Agreement which provided for additional secured borrowings by both PageNet and Vast not to exceed $50 million in the aggregate, subject to certain limitations as set forth in the loan agreement. Borrowings under the DIP Facility bear interest at prime plus 2.5% for outstanding borrowings up to $15 million, and at prime plus 3.0% for outstanding borrowings in excess of $15 million, due monthly. All amounts outstanding under the DIP Facility are due the earlier of (i) the confirmation of the Debtors' Joint Plan of Reorganization, or
(ii) November 30, 2000. The Company believes that its existing cash, the cash expected to be generated from operations, and the cash available under the DIP Facility is sufficient to meet its obligations, except for the cash interest payments due under the Notes, through the completion of the Merger. However, if the Company's financial results continue to deteriorate, the Merger is delayed, or other unforeseen events occur, the Company may not have sufficient liquidity to meet its obligations through the completion of the Merger. If the Merger is not completed, the Company would likely be required to consider a stand-alone restructuring, asset sales, transactions with other potential merger parties or acquirors, or liquidation. In addition, if the Merger is not completed, the Company would likely incur significant charges for asset impairments and restructuring its obligations. The accompanying financial statements do not include any adjustments relating to the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Merger not be completed.

3.  SIGNIFICANT ACCOUNTING POLICIES

     Consolidation -- The consolidated financial statements include the accounts of all of its wholly and majority-owned subsidiaries. All intercompany transactions have been eliminated. Certain amounts from prior years have been reclassified to conform with the current year presentation.

                              PAGING NETWORK, INC.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Inventories -- Inventories consist of subscriber devices which are held specifically for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

     Property, equipment, and leasehold improvements -- Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation. Expenditures for maintenance are charged to expense as incurred. Upon retirement of units of equipment, the costs of units retired and the related accumulated depreciation amounts are removed from the accounts. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Machinery and equipment.....................................    3 to 10 years(1)
Subscriber devices..........................................          2 years(1)(2)
Furniture and fixtures......................................          7 years
Leasehold improvements......................................          5 years(3)
Building and building improvements..........................         20 years

---------------
(1) Effective April 1, 1999, the Company changed the depreciable lives of its subscriber devices from 3 years to 2 years and the depreciable life of certain of its network equipment from 7 years to 10 years (see Note 5).

(2) Effective January 1, 1997, the Company changed the depreciable life of its subscriber devices from 4 years to 3 years, with estimated residual value ranging up to $20 (see Note 5).

(3) Or term of lease if shorter.

     The Company reserves for subscriber devices, which it estimates to be non-recoverable.

     Other non-current assets -- Other non-current assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method based upon the following estimated useful lives:

Licenses and frequencies...............................                  40 years
Goodwill...............................................                  20 years
Other intangible assets................................      18 months to 3 years
Other non-current assets...............................      10 years to 12 years

     Deferred revenues and customer deposits -- Deferred revenues represent billing to customers in advance for services not yet performed and are recognized as revenue in the month the service is provided. Deposits are received from some customers at the time a service agreement is signed and are recognized as a liability of the Company until such time as the deposits are applied, generally against the customer's final bill.

     Revenue recognition -- Services, rent and maintenance revenues are recognized in the month the related services are performed. Product sales are recognized upon delivery of product to the customer.

     Employee stock options -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employee stock option plans. Under APB 25, because the exercise price of the Company's employee stock options has historically equaled the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

                              PAGING NETWORK, INC.

     Advertising costs -- The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1997, 1998, and 1999, was $22 million, $19 million, and $17 million, respectively.

     Comprehensive income (loss) -- Other comprehensive income as of December 31, 1997, 1998, and 1999, consists solely of foreign currency translation adjustments.

     Capitalization of internally developed software -- The Company adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed For or Obtained for Internal Use" (SOP 98-1), effective January 1, 1999. SOP 98-1 requires the capitalization of certain costs of developing or acquiring computer software for internal use. The adoption of SOP 98-1 did not have a material impact on the Company's results of operations or financial position as the Company's previous policy for accounting for the costs of developing or acquiring computer software for internal use was generally consistent with the provisions of SOP 98-1.

4.  RESTRUCTURING CHARGE

     In February 1998, the Company's Board of Directors approved the restructuring of the Company's domestic operations (the Restructuring). The Company's Restructuring plan called for the elimination of redundant administrative operations through the consolidation of key support functions located in local and regional offices throughout the country into central processing facilities. The Restructuring plan specified local and regional office closures, the disposition of certain furniture, fixtures and equipment and the termination of approximately 1,950 employees by job function and location. Having adopted a formal plan of restructuring, the Company recorded a $74 million charge, or $0.72 per share (basic and diluted), during the quarter ended March 31, 1998. The components of the charge included (in thousands):

Write-down of property and equipment........................  $38,900
Lease obligations and terminations..........................   18,900
Severance and related benefits..............................   12,700
Other.......................................................    3,500
                                                              -------
          Total restructuring charge........................  $74,000
                                                              =======

     The writedown of property and equipment related to a non-cash charge to reduce the carrying amount of certain machinery and equipment, furniture and fixtures, and leasehold improvements that the Company would not continue to utilize following the Restructuring to their estimated net realizable value as of the date such assets were projected to be disposed of or abandoned, allowing for the recognition of normal depreciation expense on such assets through their projected disposal date. The net realizable value of these assets was determined based on management estimates, which considered such factors as the nature and age of the assets to be disposed of, the timing of the assets' disposal, and the method and potential costs of the disposal.

     The provision for lease obligations and terminations related primarily to future lease commitments on local and regional office facilities that would be closed as part of the Restructuring. The charge represented future lease obligations, net of projected sublease income, on such leases past the dates the offices would be closed by the Company, or, for certain leases, the cost of terminating the leases prior to their scheduled expiration. Projected sublease income was based on management estimates, which are subject to change. Cash payments on the leases and lease terminations were expected to occur over the remaining lease terms, the majority of which were to expire prior to 2003.

     During the fourth quarter of 1998, the Company identified additional furniture, fixtures, and equipment that would not be utilized following the Restructuring, resulting in an additional non-cash charge of $3 million. This charge was offset by reductions in the provisions for lease obligations and

                              PAGING NETWORK, INC.

terminations and severance costs as a result of refinements to the Company's schedule for local and regional office closures. Also as a result of the refinements to the office closing schedule, the Company adjusted, effective October 1, 1998, the depreciable lives of certain of the assets written down in the first quarter of 1998, resulting in a decrease in depreciation expense of approximately $3 million for the year ended December 31, 1998.

     The Company's restructuring activity from initial charge through December 31, 1998, was as follows (in thousands):

                                                                   UTILIZATION OF RESERVE
                                         INITIAL    ADJUSTMENTS    ----------------------    REMAINING
                                         CHARGE      TO CHARGE       CASH       NON-CASH      RESERVE
                                         -------    -----------    --------    ----------    ---------
Fixed assets impairments...............  $38,900      $ 2,600       $   --       $41,500      $    --
Lease obligation costs.................   18,900       (1,300)         683            --       16,917
Severance costs........................   12,700       (1,300)       1,296            --       10,104
Other..................................    3,500           --           --         3,500           --
                                         -------      -------       ------       -------      -------
          Total........................  $74,000      $    --       $1,979       $45,000      $27,021
                                         =======      =======       ======       =======      =======

     While progress in establishing the centralized processing facilities was made during 1998 and early 1999, the Company's efforts to convert its offices to its new billing and customer service software platforms fell behind the Company's original schedule of being completed during the second quarter of 1999. Billing software and system implementation problems surfaced during the first office conversions, and as a result, the Company had to postpone the conversion of many of its other offices. These postponements resulted in delays in office closures which deferred the payments of amounts accrued for lease obligations and terminations and severance and related benefits. Additional implementation problems surfaced during 1999 and caused further delays.

     In November 1999 and in conjunction with the announcement of the Merger, as discussed in Note 1, the Company decided to suspend further conversions after January 2000 pending the decisions as to which operating platforms will be used by the combined company. As a result of the decision to suspend the Restructuring indefinitely, the Company recorded a reversal of the unused portion of the original restructuring charge of $24 million, or $0.23 per share (basic and diluted), during the quarter ended December 31, 1999.

     The Company's restructuring activity from January 1, 1999 through December 31, 1999 is as follows (in thousands):

                                                       UTILIZATION OF RESERVE
                                          BEGINNING    ----------------------    REVERSAL     REMAINING
                                           RESERVE       CASH       NON-CASH     OF CHARGE     RESERVE
                                          ---------    --------    ----------    ---------    ---------
Lease obligation costs................     $16,917      $  755        $ --       $(16,162)      $ --
Severance costs.......................      10,104       2,735          --         (7,369)        --
                                           -------      ------        ----       --------       ----
          Total.......................     $27,021      $3,490        $ --       $(23,531)      $ --
                                           =======      ======        ====       ========       ====

     As a result of the Restructuring, the Company eliminated approximately 325 positions and involuntarily terminated approximately 1,150 employees during 1998 and 1999.

                              PAGING NETWORK, INC.

5.  PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

     The cost of property, equipment, and leasehold improvements consisted of the following:

                                                         1998          1999
            (IN THOUSANDS) DECEMBER 31,               ----------    ----------
Machinery and equipment.............................  $  871,870    $  956,122
Subscriber devices..................................     497,238       407,188
Furniture and fixtures..............................      59,996        61,801
Leasehold improvements..............................      20,609        23,489
Land, buildings, and building improvements..........       3,157         3,161
                                                      ----------    ----------
          Total cost................................  $1,452,870    $1,451,761
                                                      ==========    ==========

     The Company does not manufacture any of the subscriber devices or related transmitting and computerized terminal equipment used in the Company's operations. The Company purchases its subscriber devices primarily from Motorola. The Company anticipates that subscriber devices will continue to be available for purchase from Motorola and other sources, consistent with normal manufacturing and delivery lead times.

     During the first quarter of 1999, the Company made the decision to narrow its focus to its North American operations and, as a result, made the decision to sell or otherwise dispose of its operations in Spain. During third quarter of 1999, all operations of the Company's majority-owned Spanish subsidiaries were ceased. The Company's interest in its Spanish subsidiaries was sold in the first quarter of 2000 for minimal proceeds. As a result of the Company's decision to sell or otherwise dispose of its Spanish subsidiaries, the Company recorded a provision of $18 million during the year ended December 31, 1999, for the impairment of the assets of the Company's majority-owned subsidiaries, the effect of which was to write-off the Company's net investment in its Spanish subsidiaries. The amount of the provision was based on the Company's estimate of the value of its net investment in the Spanish subsidiaries, which did not materially differ from the proceeds received upon the sale of the subsidiaries in the first quarter of 2000. No cash costs have been incurred or are expected as a result of the provision for the impairment of the assets of the Company's Spanish subsidiaries, and no additional charges are expected to be required.

     Effective April 1, 1999, the Company changed the depreciable lives for its subscriber devices and certain network equipment. The Company changed the depreciable lives of its subscriber devices from three years to two years and the depreciable life of certain of its network equipment from seven years to ten years. The changes resulted from a review by the Company of the historical usage periods of its subscriber devices and its network equipment and the Company's expectations regarding future usage periods for subscriber devices considering current and projected technological advances. The Company has determined that the appropriate useful life of its subscriber devices is two years as a result of technological advances, customer desire for new pager technology, and the Company's decreasing ability to redeploy older pager models. As a result of these changes, the net loss increased by $78 million, or $0.75 per share (basic and diluted), during the year ended December 31, 1999.

     Effective January 1, 1997, the Company shortened the depreciable lives of its subscriber devices from four to three years, and revised the related residual values. This change increased net loss for the year ended December 31, 1997 by $17 million and net loss per share by $0.16 (basic and diluted).

     During the year ended December 31, 1997, the Company recorded a provision of $13 million to write down certain subscriber devices to their net realizable value.

                              PAGING NETWORK, INC.

6.  OTHER NON-CURRENT ASSETS

     The cost of other non-current assets consisted of the following:

                                                            1998        1999
              (IN THOUSANDS) DECEMBER 31,                 --------    --------
Licenses and frequencies................................  $473,211    $477,659
Goodwill................................................    50,495      37,922
Restricted cash invested in money market instruments, at
  fair value (Note 7)...................................    33,461      34,485
Other intangible assets.................................    13,920       7,647
Other non-current assets................................    58,285      51,301
                                                          --------    --------
          Total cost....................................  $629,372    $609,014
                                                          ========    ========

     Licenses and frequencies consist of amounts paid in conjunction with the purchase of three nationwide narrowband personal communications services (PCS) frequencies at a Federal Communications Commission (FCC) auction held in 1994, amounts paid in conjunction with the purchase of blocks of two-way 900 MHz specialized mobile radio (SMR) major trading area based licenses, amounts paid to purchase exclusive rights to certain of the SMR frequencies from incumbent operators, and amounts paid to secure other licenses.

     The Company adopted the provisions of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" (SOP 98-5), effective January 1, 1999. SOP 98-5 requires the expensing of all start-up costs as incurred, as well as the writing off of the remaining unamortized balance of capitalized start-up costs at the date of adoption of SOP 98-5. The impact of the Company's adoption of SOP 98-5 was a charge of $37 million representing the cumulative effect of a change in accounting principle to write-off all unamortized start-up costs as of January 1, 1999, and an increase in net loss of $21 million, or $0.20 per share (basic and diluted), for the year ended December 31, 1999.

7.  LONG-TERM OBLIGATIONS

     Long-term obligations consisted of the following:

                                                              1998                        1999
                                                    -------------------------   -------------------------
                                                    (CARRYING     (ESTIMATED    (CARRYING     (ESTIMATED
           (IN THOUSANDS) DECEMBER 31,                VALUE)     FAIR VALUE)      VALUE)     FAIR VALUE)
Borrowings under Credit Agreement.................  $  565,000     $     --     $  745,000     $     --
10% Senior Subordinated Notes due October 15,
  2008............................................     500,000      477,473        500,000      145,000
10.125% Senior Subordinated Notes due August 1,
  2007............................................     400,000      382,964        400,000      116,000
8.875% Senior Subordinated Notes due February 1,
  2006............................................     300,000      292,484        300,000       87,000
Other.............................................      50,137           --         58,127           --
                                                    ----------                  ----------
                                                     1,815,137                   2,003,127
Obligations in default and classified as current
  (Note 2)........................................          --                   1,945,000
                                                    ----------                  ----------
                                                    $1,815,137                  $   58,127
                                                    ==========                  ==========

                              PAGING NETWORK, INC.

     As of December 31, 1999, PageNet had $ 745 million of borrowings outstanding under its Credit Agreement. The Company's maximum borrowings under the Credit Agreement are permanently reduced beginning on June 30, 2001, by the following amounts: 2001 -- $150 million; 2002 -- $200 million; 2003 -- $250 million; and 2004 -- $147 million. The Company's Credit Agreement expires on December 31, 2004. As discussed in Note 2, the Company is in default of the covenants of its domestic debt agreements and is precluded from any additional borrowings under the Credit Agreement.

     Under the Credit Agreement, the Company may designate all or a portion of outstanding borrowings to be either a Base Rate Loan or a loan based on the London Interbank Offered Rate (LIBOR). As of December 31, 1999, the Company had designated all $745 million of borrowings as LIBOR loans, which bear interest at a rate equal to LIBOR plus a spread of 2.00%. The interest rates for the $745 million of LIBOR loans as of December 31, 1999 ranged from 7.94% to 8.17%. As a result of the defaults described in Note 2, the Company's lenders have the right to collect default interest up to 12.00% for the Company's outstanding balances under its Credit Agreement.

     The Credit Agreement prohibits the Company from paying cash dividends or other cash distributions to shareowners. The Credit Agreement also prohibits the Company from paying more than a total of $2 million in connection with the purchase of Common Stock owned by employees whose employment with the Company is terminated. The Credit Agreement contains other covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, engage in transactions with affiliates, dispose of assets, and engage in mergers, consolidations, and other acquisitions without the prior written consent of its lenders. Amounts owing under the Credit Agreement are secured by a security interest in substantially all of the Company's assets, the assets of the Company's subsidiaries, and the capital stock of the subsidiaries of the Company (other than the international subsidiaries and Vast).

     The two credit agreements of the Company's Canadian subsidiaries provide for total borrowings of approximately $75 million. As of December 31, 1999, approximately $56 million of borrowings were outstanding under the credit facilities. Such borrowings were collateralized by $34 million of restricted cash included in other non-current assets. Additional borrowings are available under these facilities, provided such borrowings are either collaterized or certain financial conditions are met. Maximum borrowings that may be outstanding under the credit facilities are permanently reduced beginning on March 31, 2002, by the following amounts: 2002 -- $1 million; 2003 -- $6 million; and 2004 -- $68 million. Both credit agreements expire on December 31, 2004.

     The 8.875% Notes, the 10.125% Notes, and the 10% Notes are redeemable on or after February 1, 1999; August 1, 2000; and October 15, 2001; respectively, at the option of the Company, in whole or in part from time to time, at certain prices declining annually to 100 percent of the principal amount on or after February 1, 2002; August 1, 2003; and October 15, 2004; respectively, plus accrued interest. The 8.875% Notes, the 10.125% Notes, and the 10% Notes are subordinated in right of payment to all senior debt, and contain various covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, engage in transactions with affiliates, sell assets, and engage in mergers, consolidations, and other acquisitions without the prior written consent of its lenders. The fair values of the 8.875% Notes, the 10.125% Notes, and the 10% Notes were based on quoted market prices and discounted cash flow analyses. The fair values of the amounts outstanding under the Credit Agreement and other indebtedness cannot be reasonably estimated due to the debt defaults and covenant violations of the Company.

                              PAGING NETWORK, INC.

     On May 14, 1997, PageNet redeemed all $200 million of its outstanding 11.75% Senior Subordinated Notes (11.75% Notes), utilizing funds borrowed under the Company's Credit Agreement. The Company recorded an extraordinary loss of $16 million in the second quarter of 1997 on the early retirement of the 11.75% Notes. The extraordinary loss was comprised of the redemption premium of $12 million and the write-off of unamortized issuance costs of $4 million.

8.  INCOME TAXES

     For the years ended December 31, 1997, 1998, and 1999, the Company had no provision or benefit for income taxes because of the Company's inability to benefit from its net operating losses. The valuation allowance for deferred tax assets increased by $56 million, $58 million, and $109 million during the years ended December 31, 1997, 1998, and 1999, respectively. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                         1998         1999
             (IN THOUSANDS) DECEMBER 31,               ---------    ---------
Deferred tax assets:
     Net operating loss carryforwards................  $ 197,983    $ 294,580
     Deferred revenue................................      5,982        7,411
     Provision for asset impairment..................         --        6,941
     Bad debt reserve................................      3,768        6,670
     Other tax credit carryforwards..................        679          664
     Other...........................................     28,482       18,405
                                                       ---------    ---------
          Total deferred tax assets..................    236,894      334,671
     Valuation allowance.............................   (201,496)    (310,909)
                                                       ---------    ---------
          Net deferred tax assets....................     35,398       23,762
Deferred tax liabilities:
     Depreciation....................................    (23,450)      (3,977)
     Amortization....................................    (11,948)     (19,785)
                                                       ---------    ---------
          Total deferred tax liabilities.............    (35,398)     (23,762)
                                                       ---------    ---------
                                                       $      --    $      --
                                                       =========    =========

     As of December 31, 1999, the Company has net operating loss carryforwards of approximately $755 million that expire in years 2001 through 2019. Of such amounts, $5 million expire in 2001 and $3 million expire in 2002. The bankruptcy proceeding is expected to result in the elimination of substantially all of the tax benefit of the net operating loss carryforwards and certain other tax attributes of the Company. Loss before income taxes attributable to the Company's foreign operations was $14 million, $12 million, and $11 million for the years ended December 31, 1997, 1998, and 1999.

9.  STOCK OPTIONS

     The 1982 Incentive Stock Option Plan, as amended (1982 Plan), for officers and key employees of the Company provides for the granting of stock options intended to qualify as Incentive Stock Options (ISOs) to purchase Common Stock at not less than 100% of the fair market value on the date the option is granted, as determined by the Board of Directors. No further options may be granted under the 1982 Plan. As of December 31, 1999, options for 228,487 shares were exercisable under the 1982 Plan. All options outstanding and exercisable under the 1982 Plan are fully vested.

                              PAGING NETWORK, INC.

     Options granted were exercisable immediately, or in installments as the Board of Directors determined at the time it granted such options, and have a duration of ten years from the date of grant. Any stock issued is subject to repurchase at the option of the Company, which occurs at the exercise price for the unvested portion of the shares issued and at fair market value, as defined or allowed in the Stock Option Agreement, for the vested portion. Such options vest ratably over a five-year period from the date they first become exercisable. However, in the event of a change in ownership control of the Company, all options vest immediately.

     The 1991 Stock Option Plan (1991 Plan) for officers and key employees of the Company provides for the granting of ISOs and non-statutory options to purchase Common Stock at not less than 100% of the fair market value on the date the options are granted. The 1991 Plan is administered by the Compensation and Management Development Committee of the Board of Directors (the Committee). Approximately 3 million shares remained available for grant under the 1991 Plan as of December 31, 1999. A total of 4,034,671 shares were vested and exercisable under the 1991 Plan as of December 31, 1999. Options granted under the 1991 Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs in installments, as the Board of Directors or the Committee may determine at the time it grants such options.

     On May 21, 1998, the Company's shareowners approved an amendment to its 1991 Plan to broaden the group of employees eligible to receive stock options under such plan to include all employees of the Company and its subsidiaries. On May 22, 1998, PageNet granted approximately 2 million options under the 1991 Plan to approximately 2,700 employees at an exercise price of $13.94 per share, which represented the market price of the Company's Common Stock at the date of grant. Since that time, grants of stock options to eligible new employees have been made the first day of the next quarter after the quarter in which they were hired.

     The Amended and Restated 1992 Directors Compensation Plan (Directors'
Plan), for non-employee Directors of the Company, provides for the granting of non-statutory options to purchase Common Stock at not less than 100% of the fair market value on the date the options are granted. The Directors' Plan is administered by the Committee. The total number of shares of Common Stock with respect to which options may be granted under the Directors' Plan may not exceed 750,000. Approximately 300,000 shares remain available for grant under the Directors' Plan as of December 31, 1999. A total of 225,000 shares were vested and exercisable as of December 31, 1999. Options granted under the Directors' Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs in installments, as the Board of Directors or the Committee may determine at the time it grants such options.

     With respect to the 1991 Plan and the Directors' Plan, notwithstanding the above, ten business days before a merger or a change in the ownership control of the Company or a sale of substantially all the assets of the Company, all options issued vest immediately and become exercisable in full; upon a merger or a change in ownership control of the Company or the sale of substantially all the assets of the Company, all options issued under the 1991 Plan and Directors' Plan which have not been exercised terminate. The Merger Agreement provides that all the Company's stock options will be converted into options for shares of Arch at a formula which would reduce the number of options outstanding by 8,944,792 and increase the exercise price range by $6.18 to $120.24.

     On June 12, 1997, the Company offered an election to its employees with options granted during 1995 and 1996 under the 1991 Plan to cancel such options and accept a lesser number of new options at a lower exercise price, with the vesting dates being restarted with the new grant dates. As a result of the election by certain of its employees, PageNet canceled approximately 3 million of options with exercise prices ranging from $13.69 to $26.50 and granted approximately 1 million of options to the same optionees with an exercise price of $8.25 per share.

                              PAGING NETWORK, INC.

     Information concerning options as of December 31, 1997, 1998, and 1999 is as follows:

                                                    1997            1998            1999
                                                ------------    ------------    ------------
Outstanding at January 1....................       5,968,605       5,687,335       8,579,568
     Granted................................       3,435,873       5,066,000       4,214,987
     Canceled...............................      (3,705,609)     (1,241,982)     (2,505,716)
     Exercised..............................         (11,534)       (931,785)        (69,724)
                                                ------------    ------------    ------------
Outstanding at December 31..................       5,687,335       8,579,568      10,219,115
                                                ============    ============    ============
Exercisable at December 31..................       2,450,795       3,253,511       4,588,158
                                                ============    ============    ============
Option price range-options outstanding......    $2.67-$25.50    $2.67-$25.50    $0.88-$17.13
Option price range-options exercised........    $2.73-$ 9.25    $2.67-$14.38    $2.67-$ 5.13

     Weighted-average exercise prices are as follows:

                                                                 1997      1998      1999
                                                                ------    ------    ------
Outstanding at January 1....................................    $15.90    $ 9.47    $10.98
     Granted................................................      9.54     12.59      4.54
     Canceled...............................................     19.89     12.79     10.17
     Exercised..............................................      7.49      8.16      3.12
Outstanding at December 31..................................      9.47     10.98      8.56
Exercisable at December 31..................................      9.12      9.85      9.31

     Certain information is being presented based on a range of exercise prices as of December 31, 1999, as follows:

                                          $0.88-$6.00    $6.03-$8.13    $8.25-$12.63    $12.94-$17.13
                                          -----------    -----------    ------------    -------------
Number of shares outstanding..........     2,567,374      2,308,960       2,338,101       3,004,680
Weighted-average exercise price.......    $     3.40     $     6.43      $     9.83      $    13.62
Weighted-average remaining contractual
  life................................          8.55           8.01            7.23            8.01
Number of shares exercisable..........       792,465        800,140       1,632,993       1,362,560
Weighted-average exercise price of
  shares exercisable..................    $     3.63     $     6.89      $     9.63      $    13.66

     The Company adopted the pro forma disclosure provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) in 1996. As required by SFAS 123, pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for employee stock options and stock-based awards granted subsequent to December 31, 1994 under the fair value method provided for under SFAS 123. The weighted-average fair value of stock options granted during 1997, 1998, and 1999 was $5.98, $7.21, and $1.22, respectively. The fair value for the stock options granted to officers and key employees of the Company after January 1, 1995 was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest ranging from 5.46% to 6.89% for 1997, ranging from 4.09% to 5.72% for 1998, and ranging from 4.54% to 6.13% for 1999; a dividend yield of 0%; volatility factors of the expected market price of the Company's Common Stock ranging from 54.4% to 57.6% for 1997, ranging from 56.8% to 60.0% for 1998, and 75.0% for 1999; and a weighted average expected life of each option ranging from 5.5 years to 6.7 years for 1997 and 1998, and ranging from 2.0 years to 6.0 years for 1999.

                              PAGING NETWORK, INC.

     For purposes of the pro forma disclosures, the estimated fair market value of the options and stock-based awards is amortized to expense over the vesting period. The Company's pro forma information is as follows (in thousands, except for net loss per common share information):

                                                       1997            1998            1999
                                                     ---------       ---------       ---------
Net loss                              As reported    $(156,947)      $(162,009)      $(299,002)
                                        Pro forma    $(172,884)      $(179,834)      $(301,586)
Net loss per common share             As reported    $   (1.53)      $   (1.57)      $   (2.88)
  (basic and diluted)                   Pro forma    $   (1.68)      $   (1.74)      $   (2.90)

     Because SFAS 123 is applicable only to options and stock-based awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2001.

10.  COMMITMENTS

     The Company has operating leases for office and transmitting sites with lease terms ranging from a month to approximately ten years. There are no significant renewal or purchase options. Total rent expense for 1997, 1998, and 1999 was approximately $70 million, $81 million, and $101 million, respectively.

     The following is a schedule by year of future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year as of December 31, 1999.

          YEAR ENDING DECEMBER 31: (IN THOUSANDS)
          ---------------------------------------
          2000..............................................  $27,997
          2001..............................................   19,788
          2002..............................................   14,855
          2003..............................................   10,229
          2004..............................................    7,080
          Later years.......................................    8,163
                                                              -------
                    Total minimum payments required.........  $88,112
                                                              =======

11.  CONTINGENCIES

     The Company is involved in various lawsuits arising in the normal course of business. In management's opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on PageNet's business, financial position, or results of operations.

12.  COMMON STOCK AND NET LOSS PER SHARE

     Net loss per share amounts are computed based on the weighted average number of common shares outstanding. The number of shares used to compute per share amounts for the years ended December 31, 1997, 1998, and 1999, was 103 million, 103 million, and 104 million, respectively. The average number of options to purchase shares of the Company's Common Stock during the years ended December 31, 1997, 1998, and 1999, were 6 million, 8 million, and 10 million, respectively, at exercise prices ranging from $0.88 per share to $25.50 per share. These stock options were not included in the computation of diluted earnings per share because the effect of assuming their exercise would have been antidilutive.

     The Company has 275 million authorized shares, of which 250 million are Common Stock and 25 million are preferred stock. As of December 31, 1999, approximately 15 million shares of Common Stock were reserved for the issuance of shares under the Company's stock option and other plans. As of December 31, 1999, there were no preferred shares issued or outstanding.

                              PAGING NETWORK, INC.

     On May 23, 1996, the Company's shareowners approved an employee stock purchase plan of up to 2 million shares of the Company's Common Stock. Under the employee stock purchase plan, an employee may elect to purchase shares of the Company's Common Stock at the end of a predetermined period at a price equal to 85% of the fair market value of the Company's Common Stock at the beginning or end of such period, whichever is lower. The Company implemented two-year employee stock purchase plans on January 1, 1997 and 1998, and a one-year plan on January 1, 1999. The Company discontinued the employee stock purchase plan effective December 31, 1999.

13.  STATEMENT OF CASH FLOWS INFORMATION

     Cash and cash equivalents include highly liquid debt instruments with an original maturity of three months or less. As of December 31, 1999, cash equivalents also include investments in money market instruments, which are carried at fair market value. Cash payments made for interest for the years ended December 31, 1997, 1998, and 1999 were approximately $144 million, $136 million, and $147 million, respectively, net of $16 million, $22 million, and $24 million, respectively, of interest capitalized during the years ended December 31, 1997, 1998 and 1999. During the year ended December 31, 1998, PageNet utilized $13 million of deposits made in 1998 for the purchase of subscriber devices. There were no significant federal or state income taxes paid or refunded for the years ended December 31, 1997, 1998, and 1999.

14.  EMPLOYEE BENEFIT PLANS

     The Company has adopted a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the Code) for all employees who have completed a specified term of service. Effective January 1, 1996, Company contributions equal 50% of employee contributions up to a maximum of 6% of the employee's compensation. Employees may elect to contribute up to 15% of their compensation on a pre-tax basis, not to exceed the maximum amount allowed as determined by the Code. The Company's contributions aggregated approximately $2 million in 1997, $3 million in 1998, and $2 million in 1999.

15.  STOCK PURCHASE RIGHTS

     In September 1994, the Board of Directors of the Company adopted a Stock Purchase Rights Plan and declared a distribution of one common share purchase right for each outstanding share of the Company's Common Stock. As of September 28, 1994, certificates representing shares of the Company's Common Stock also represent ownership of one common share purchase right. In January 1999, the Board of Directors of the Company amended the Rights Plan to eliminate certain provisions held to be unenforceable under Delaware law.

     Generally, the rights will become exercisable only if a person or group (i) acquires 20% or more of the Company's Common Stock or (ii) announces a tender offer that would result in ownership of 20% or more of the Company's Common Stock or (iii) is declared to be an "Adverse Person" by the Board of Directors. Adverse Person includes any person or group who owns at least 10% of the Company's Common Stock and attempts an action that would adversely impact the Company. The Company's Board of Directors can waive the application of the stock purchase rights under certain circumstances. In connection with the approval of the Merger Agreement, the Company's Board of Directors waived such application as it would have related to the Merger.

     Once a person or group has acquired 20% or more of the outstanding Common Stock of the Company, each right may entitle its holder (other than the 20% person or group) to purchase, at an exercise price of $150, shares of Common Stock of the Company (or of any company that acquires the

                              PAGING NETWORK, INC.

Company) at a price equal to 50% of their current market price. Under certain circumstances, the Board of Directors may exchange the rights for Common Stock (or equivalent securities) on a one-for-one basis.

     Until declaration of an Adverse Person, or ten (10) days after public announcement that any person or group has acquired 20% or more of the Common Stock of the Company, the rights are redeemable at the option of the Board of Directors. Thereafter, they may be redeemed by the Board of Directors in connection with certain acquisitions not involving any acquiring person or Adverse Person or in certain circumstances following a disposition of shares by the acquiring person or Adverse Person. The redemption price is $0.01 per right. The rights will expire on September 27, 2004, unless redeemed prior to that date.

16.  SEGMENT INFORMATION

     The Company has determined that it has two reportable segments, traditional paging operations and advanced messaging operations. The Company's basis for the segments relates to the types of products and services each segment provides. The traditional paging segment consists of the traditional display and alphanumeric services, which are basic one-way services, and 1 1/2-way paging services. The advanced messaging operating segment consists of the Company's new 2-way wireless messaging services, VoiceNow service, and the operations of Vast, which includes wireless integration products, consumer content, and wireless software development and sales.

                              PAGING NETWORK, INC.

     The following table presents certain information related to the Company's business segments as of December 31, 1997, 1998, and 1999 or for the years ended December 31, 1997, 1998, and 1999.

                                                            1997             1998             1999
                   (IN THOUSANDS)                        ----------       ----------       ----------
Total Revenues:
     Traditional Paging(1)...........................    $  960,290       $1,041,603       $  973,658
     Advanced Messaging..............................           686            4,424           16,065
                                                         ----------       ----------       ----------
                                                         $  960,976       $1,046,027       $  989,723
                                                         ==========       ==========       ==========
Depreciation and amortization:
     Traditional Paging(1)...........................    $  276,590       $  266,319       $  310,347
     Advanced Messaging..............................        12,852           14,940           16,754
                                                         ----------       ----------       ----------
                                                         $  289,442       $  281,259       $  327,101
                                                         ==========       ==========       ==========
Operating income (loss):
     Traditional Paging(1)...........................    $   31,399(2)    $   17,406(3)    $  (41,190)(4)
     Advanced Messaging..............................       (23,891)         (39,726)         (74,198)
                                                         ----------       ----------       ----------
                                                         $    7,508       $  (22,320)      $ (115,388)
                                                         ==========       ==========       ==========
Adjusted EBITDA(5):
     Traditional Paging(1)...........................    $  320,589       $  357,725       $  263,424
     Advanced Messaging..............................       (11,039)         (24,786)         (57,444)
                                                         ----------       ----------       ----------
                                                         $  309,550       $  332,939       $  205,980
                                                         ==========       ==========       ==========
Capital expenditures:
     Traditional Paging(1)...........................    $  224,459       $  193,234       $  121,779
     Advanced Messaging..............................       103,906           74,949          113,147
                                                         ----------       ----------       ----------
                                                         $  328,365       $  268,183       $  234,926
                                                         ==========       ==========       ==========
Net interest expense(6):
     Traditional Paging(1)...........................    $   90,458       $   74,729       $   65,107
     Advanced Messaging..............................        57,233           66,963           81,912
                                                         ----------       ----------       ----------
                                                         $  147,691       $  141,692       $  147,019
                                                         ==========       ==========       ==========
Total assets:
     Traditional Paging(1)...........................    $1,047,246       $  945,621       $  746,515
     Advanced Messaging..............................       549,987          635,623          676,045
                                                         ----------       ----------       ----------
                                                         $1,597,233       $1,581,244       $1,422,560
                                                         ==========       ==========       ==========

---------------
(1) The international operations of the Company currently consist entirely of traditional paging services and accordingly are included in PageNet's traditional paging business segment.

(2) Operating income for the traditional paging business segment for 1997 includes a $13 million provision to write down certain subscriber devices to their net realizable value. See Note 5.

(3) Operating income for the traditional paging business segment for 1998 includes a restructuring charge of $74 million. See Note 4.

(4) Operating loss for the traditional paging business segment for 1999 includes a partial reversal of the restructuring charge of $24 million and a provision for asset impairment of $18 million. See Notes 4 and 5, respectively.

                              PAGING NETWORK, INC.

(5) Adjusted EBITDA, as determined by the Company, does not reflect other non-operating (income) expense, provision for asset impairment, restructuring charge, extraordinary items, and cumulative effect of a change in accounting principle.

(6) Net interest expense is interest expense less interest income.

     Adjusted EBITDA is not defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

17.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)

     Quarterly financial information for the two years ended December 31, 1999 is summarized below.

                                                   FIRST        SECOND       THIRD      FOURTH
                                                  QUARTER       QUARTER     QUARTER     QUARTER
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      ---------     ---------   ---------   ---------
  1998
     Services, rent, and maintenance
       revenues................................  $ 229,861     $ 235,172   $ 239,689   $ 240,802
     Product sales.............................     25,889        29,329      25,382      19,903
                                                 ---------     ---------   ---------   ---------
          Total revenues.......................    255,750       264,501     265,071     260,705
     Cost of products sold.....................    (21,103)      (23,161)    (18,276)    (15,132)
                                                 ---------     ---------   ---------   ---------
                                                   234,647       241,340     246,795     245,573
  Operating income (loss)......................    (56,605)(1)    19,803      17,998      (3,516)
     Net loss..................................    (92,372)(1)   (15,619)    (16,428)    (37,590)
     Net loss per share (basic and diluted)....      (0.90)(1)     (0.15)      (0.16)      (0.36)
  1999
     Services, rent, and maintenance
       revenues................................  $ 241,868     $ 231,635   $ 223,063   $ 200,782
     Product sales.............................     21,692        22,930      24,347      23,406
                                                 ---------     ---------   ---------   ---------
          Total revenues.......................    263,560       254,565     247,410     224,188
     Cost of products sold.....................    (16,177)      (10,462)    (16,374)    (14,888)
                                                 ---------     ---------   ---------   ---------
                                                   247,383       244,103     231,036     209,300
     Operating income (loss)...................    (16,505)(2)   (58,248)    (13,499)    (27,136)(3)
     Loss before cumulative effect of a change
       in accounting principle.................    (51,758)(2)   (95,311)    (49,488)    (64,999)(3)
     Cumulative effect of a change in
       accounting principle....................    (37,446)           --          --          --
     Net loss..................................    (89,204)(2)   (95,311)    (49,488)    (64,999)(3)
     Net loss per share (basic and diluted):...
     Loss before cumulative effect of a change
       in accounting principle.................      (0.50)(2)     (0.92)      (0.48)      (0.64)(3)
     Cumulative effect of a change in
       accounting principle....................      (0.36)           --          --          --
     Net loss per share........................      (0.86)(2)     (0.92)      (0.48)      (0.64)(3)

---------------
(1) Operating loss for the first quarter of 1998 includes a restructuring charge of $74 million. See Note 4.

(2) Operating loss for the first quarter of 1999 includes a provision for asset impairment of $18 million. See Notes 5 and 6.

(3) Operating loss for the fourth quarter of 1999 includes a partial reversal of the restructuring charge of $24 million. See Note 4.

                              PAGING NETWORK, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)
                                  (UNAUDITED)

                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------    -----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $   32,144     $    71,111
  Accounts receivable, less allowance for doubtful
     accounts...............................................       84,476          82,782
  Inventories...............................................        8,687           6,340
  Prepaid expenses and other assets.........................        5,623          15,810
                                                               ----------     -----------
     Total current assets...................................      130,930         176,043
Property, equipment, and leasehold improvements, at cost....    1,451,761       1,394,510
  Less accumulated depreciation.............................     (684,648)       (735,119)
                                                               ----------     -----------
     Net property, equipment, and leasehold improvements....      767,113         659,391
Other non-current assets, at cost...........................      609,014         610,734
  Less accumulated amortization.............................      (84,497)        (94,949)
                                                               ----------     -----------
     Net other non-current assets...........................      524,517         515,785
                                                               ----------     -----------
                                                               $1,422,560     $ 1,351,219
                                                               ==========     ===========
            LIABILITIES AND SHAREOWNERS' DEFICIT
Current liabilities:
  Long-term debt in default.................................   $1,945,000     $ 1,946,450
  Accounts payable..........................................       80,889          70,813
  Accrued expenses..........................................       50,146          46,153
  Accrued interest..........................................       42,532          99,185
  Customer deposits.........................................       15,927          14,296
  Deferred revenue..........................................       19,778          24,837
                                                               ----------     -----------
     Total current liabilities..............................    2,154,272       2,201,734
                                                               ----------     -----------
Long-term obligations, non-current portion..................       58,127          59,507
Commitments and contingencies
Shareowners' deficit:
  Common Stock -- $.01 par, authorized 250,000,000 shares;
     103,960,240 and 104,242,567 shares issued and
     outstanding as of December 31, 1999 and June 30, 2000,
     respectively...........................................        1,040           1,042
  Paid-in capital...........................................      134,161         134,742
  Accumulated other comprehensive income....................          745           1,614
  Accumulated deficit.......................................     (925,785)     (1,047,420)
                                                               ----------     -----------
     Total shareowners' deficit.............................     (789,839)       (910,022)
                                                               ----------     -----------
                                                               $1,422,560     $ 1,351,219
                                                               ==========     ===========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED        SIX MONTHS ENDED
                                                      JUNE 30,                 JUNE 30,
                                                --------------------    ----------------------
                                                  1999        2000        1999         2000
                                                --------    --------    ---------    ---------
Services, rent and maintenance revenues.......  $231,635    $184,884    $ 473,503    $ 396,157
Product sales.................................    22,930      18,635       44,622       42,999
                                                --------    --------    ---------    ---------
     Total revenues...........................   254,565     203,519      518,125      439,156
Cost of products sold.........................   (10,462)    (13,043)     (26,639)     (26,236)
                                                --------    --------    ---------    ---------
                                                 244,103     190,476      491,486      412,920
Operating expenses:
  Services, rent and maintenance..............    63,782      62,541      130,672      125,240
  Selling.....................................    21,962      15,221       45,992       35,322
  General and administrative..................    87,939      80,164      176,229      159,934
  Depreciation and amortization...............   128,668      58,988      195,548      121,825
  Provision for asset impairment..............        --          --       17,798           --
                                                --------    --------    ---------    ---------
     Total operating expenses.................   302,351     216,914      566,239      442,321
                                                --------    --------    ---------    ---------
Operating loss................................   (58,248)    (26,438)     (74,753)     (29,401)
Other income (expense):
  Interest expense............................   (37,770)    (46,768)     (73,801)     (93,123)
  Interest income.............................       715         824        1,305          938
  Other non-operating income (expense)........        (8)        (25)         180          (49)
                                                --------    --------    ---------    ---------
     Total other expense......................   (37,063)    (45,969)     (72,316)     (92,234)
                                                --------    --------    ---------    ---------
Loss before cumulative effect of a change in
  accounting principle........................   (95,311)    (72,407)    (147,069)    (121,635)
Cumulative effect of a change in accounting
  principle...................................        --          --      (37,446)          --
                                                --------    --------    ---------    ---------
Net loss......................................  $(95,311)   $(72,407)   $(184,515)   $(121,635)
                                                ========    ========    =========    =========
Net loss per share (basic and diluted):
Loss before cumulative effect of a change in
  accounting principle........................  $  (0.92)   $  (0.69)   $   (1.42)   $   (1.17)
Cumulative effect of a change in accounting
  principle...................................        --          --        (0.36)          --
                                                --------    --------    ---------    ---------
  Net loss per share..........................  $  (0.92)   $  (0.69)   $   (1.78)   $   (1.17)
                                                ========    ========    =========    =========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
Operating activities:
  Net loss..................................................  $(184,515)   $(121,635)
     Adjustments to reconcile net loss to net cash provided
      by operating activities:
       Provision for asset impairment.......................     17,798           --
       Cumulative effect of a change in accounting
        principle...........................................     37,446           --
       Depreciation.........................................    186,545      112,641
       Amortization.........................................      9,003        9,184
       Provision for doubtful accounts......................     12,630       14,698
       Amortization of debt issuance costs..................      2,260        2,304
       Other................................................       (180)          49
  Changes in operating assets and liabilities:
       Accounts receivable..................................      3,155      (13,004)
       Inventories..........................................     (4,194)       2,347
       Prepaid expenses and other assets....................      1,762      (10,187)
       Accounts payable.....................................     26,911      (10,076)
       Accrued expenses and accrued interest................     (6,160)      52,611
       Accrued restructuring costs..........................       (933)          --
       Customer deposits and deferred revenue...............        (12)       3,428
                                                              ---------    ---------
Net cash provided by operating activities...................    101,516       42,360
                                                              ---------    ---------
Investing activities:
  Capital expenditures......................................   (134,814)      (6,727)
  Payments for spectrum licenses............................     (2,546)          --
  Restricted cash invested in money market instruments......         --         (655)
  Other, net................................................     (6,749)       1,406
                                                              ---------    ---------
Net cash used in investing activities.......................   (144,109)      (5,976)
                                                              ---------    ---------
Financing activities:
  Borrowings of long-term obligations.......................    144,637        3,640
  Repayments of long-term obligations.......................    (94,979)      (1,640)
  Proceeds from exercise of stock options...................      1,201          583
                                                              ---------    ---------
Net cash provided by financing activities...................     50,859        2,583
                                                              ---------    ---------
Net increase in cash and cash equivalents...................      8,266       38,967
Cash and cash equivalents at beginning of period............      3,077       32,144
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $  11,343    $  71,111
                                                              =========    =========

                             See accompanying notes

                              PAGING NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000
                                  (UNAUDITED)

1.  THE COMPANY AND MERGER AGREEMENT

     Paging Network, Inc. (the Company) is a provider of wireless messaging services throughout the United States and the U.S. Virgin Islands, Puerto Rico, and Canada. The Company provides service in all 50 states and the District of Columbia, including service in the 100 most populated markets in the United States. The Company also owns a minority interest in a wireless messaging company in Brazil.

     On November 7, 1999, the Company signed a definitive agreement (the Merger Agreement) to merge (the Merger) with Arch Communications Group, Inc. (Arch). The Merger Agreement was subsequently amended on January 7, 2000, May 10, 2000, July 23, 2000, and September 7, 2000. Under terms of the Merger Agreement, as amended, the Company's senior subordinated notes, along with all accrued interest thereon, will be exchanged for common stock of Arch representing 48.2% of the common stock of the combined company, and the Company's common stock will be converted into common stock representing 2.9% of the common stock of the combined company. The Merger Agreement also provides for the Company to distribute 80.5% of its interest in Vast Solutions, Inc. (Vast), a wholly-owned subsidiary of the Company, to holders of the Company's senior subordinated notes and common stock. Holders of the senior subordinated notes will receive common stock of Vast representing 60.5% of the equity of Vast, while holders of the Company's common stock will receive common stock of Vast representing 20% of the equity of Vast. The remaining interest in Vast will be held by the combined company following the Merger.

     As more fully discussed in Note 2, the Company will seek to complete the Merger through the Company's plan of reorganization filed in conjunction with the Company's bankruptcy filing in July 2000. Consummation of the Merger is also subject to customary regulatory review. The Company and Arch have received approval from the Department of Justice and the Federal Communications Commission to proceed with the Merger. If the Merger Agreement is terminated after one party pursues an alternative offer, a plan of reorganization of the Company other than the one contemplated in the Merger Agreement is filed by the Company and/or confirmed by a bankruptcy court, or under other specified circumstances, either the Company or Arch may be required to pay a termination fee of $40 million.

2.  CHAPTER 11 REORGANIZATION AND BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses of $157 million, $162 million, and $299 million during the years ended December 31, 1997, 1998, and 1999, respectively, and $72 million and $122 million, respectively, during the three and six months ended June 30, 2000. The Company's deteriorating financial results and liquidity caused it to be in default of the covenants of all of its domestic debt agreements. On February 2, 2000 and August 1, 2000, the Company failed to make the semi-annual interest payments on its 8.875% senior subordinated notes due 2006 (8.875% Notes) and its 10.125% senior subordinated notes due 2007 (10.125% Notes), and on April 17, 2000, the Company failed to make the semi-annual interest payment on its 10% senior subordinated notes due 2008 (10% Notes). The Company also violated several of the financial and other covenants of its domestic revolving credit facility (the Credit Agreement). As a result of these defaults, the Company's bondholders and the lenders under the Credit Agreement had the right to demand at any time that the Company immediately pay its outstanding indebtedness in full. On July 14, 2000, three senior subordinated noteholders commenced an involuntary proceeding against the Company under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code).

     On July 24, 2000 (the Petition Date), the Company consented to an order for relief which, in effect, converted the bankruptcy case filed on July 14, 2000 to a voluntary Chapter 11 case. Also on the Petition

                              PAGING NETWORK, INC.

                                 JUNE 30, 2000
                                  (UNAUDITED)

Date, the Company's domestic subsidiaries except for Vast filed voluntary petitions for relief under the Bankruptcy Code (such subsidiaries and the Company are hereafter referred to collectively as the "Debtors"). Subsequent to the Petition Date, the Debtors are operating as debtors-in- possession and are subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the restructuring of debt. In furtherance of these two goals, upon the filing of a petition for reorganization under Chapter 11, section 362(a) of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's case under Chapter 11.

     The Bankruptcy Court has exercised supervisory powers over the operations of the Debtors with respect to the employment of attorneys, investment bankers and other professionals, and transactions out of the Debtors' ordinary course of business or otherwise requiring Bankruptcy Court approval under the Bankruptcy Code. The Debtors have been paying undisputed obligations that have arisen subsequent to the Petition Date on a timely basis. Since the Petition Date, the Bankruptcy Court has entered orders, among other things, allowing the Debtors
(i) to pay certain customer refunds and deposits in the ordinary course of business, (ii) to pay wages, salaries and benefits owing to employees, and (iii) to pay pre-petition obligations owed to continuing vendors as such obligations come due.

     On July 25, 2000, the Debtors filed a Joint Plan of Reorganization and disclosure statement which provide for the implementation of the Merger as the Debtors' plan of reorganization. The Bankruptcy Court approved the disclosure statement on September 7, 2000, and authorized the Debtors to submit the Joint Plan of Reorganization to the Company's creditors and stockholders for approval. The Bankruptcy Court has scheduled a hearing on the confirmation of the Joint Plan of Reorganization for October 26, 2000.

     As of July 31, 2000, the Company had approximately $66 million in cash. Upon commencement of the Chapter 11 case, the Company obtained a debtor-in-possession loan facility (the DIP Facility) from the current lenders under the Credit Agreement which provided for additional secured borrowings by both the Company and Vast not to exceed $50 million in the aggregate, subject to certain limitations as set forth in the loan agreement. Borrowings under the DIP Facility bear interest at prime plus 2.5% for outstanding borrowings up to $15 million, and at prime plus 3.0% for outstanding borrowings in excess of $15 million, due monthly. All amounts outstanding under the DIP Facility are due the earlier of (i) the confirmation of the Debtors' Joint Plan of Reorganization, or
(ii) November 30, 2000. The Company believes that its existing cash, the cash expected to be generated from operations, and the cash available under the DIP Facility is sufficient to meet its obligations, except for the cash interest payments due under the Notes, through the completion of the Merger. However, if the Company's financial results continue to deteriorate, the Merger is delayed, or other unforeseen events occur, the Company may not have sufficient liquidity to meet its obligations through the completion of the Merger. If the Merger is not completed, the Company would likely be required to consider a stand-alone restructuring, asset sales, transactions with other potential merger parties or acquirers, or liquidation. In addition, if the Merger is not completed, the Company would likely incur significant charges for asset impairments and restructuring its obligations. The accompanying financial statements do not include any adjustments relating to the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Merger not be completed.

                              PAGING NETWORK, INC.

                                 JUNE 30, 2000
                                  (UNAUDITED)

3.  UNAUDITED INTERIM FINANCIAL STATEMENTS

     The interim consolidated financial information contained herein is unaudited but, in the opinion of management, includes all adjustments, which are of a normal recurring nature, except for the cumulative effect of a change in accounting principle discussed in Note 4 and the provision for asset impairment discussed in Note 5, necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The balance sheet as of December 31, 1999, has been derived from the audited financial statements as of that date. Results of operations for the periods presented herein are not necessarily indicative of results of operations for the entire year. These financial statements and related notes should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

4.  ACCOUNTING CHANGES

     The Company adopted the provisions of Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" (SOP 98-5), effective January 1, 1999. SOP 98-5 requires the expensing of all start-up costs as incurred, as well as writing off the remaining unamortized balance of capitalized start-up costs at the date of adoption of SOP 98-5. The impact of the Company's adoption of SOP 98-5 was a charge of $37 million representing the cumulative effect of a change in accounting principle to write-off all unamortized start-up costs as of January 1, 1999.

     Effective April 1, 1999, the Company changed the depreciable lives for its subscriber devices and certain network equipment. The Company changed the depreciable lives of its subscriber devices from three years to two years and the depreciable life of certain of its network equipment from seven years to ten years. The changes resulted from a review by the Company of the historical usage periods of its subscriber devices and its network equipment and the Company's expectations regarding future usage periods for subscriber devices considering current and projected technological advances. The Company has determined that the appropriate useful life of its subscriber devices is two years as a result of technological advances, customer desire for new pager technology, and the Company's decreasing ability to redeploy older pager models. As a result of these changes, net loss increased by $69 million, or $0.66 per share (basic and diluted), for the three and six months ended June 30, 1999.

5.  PROVISION FOR ASSET IMPAIRMENT

     During the first quarter of 1999, the Company made the decision to narrow its focus to its North American operations and, as a result, made the decision to sell or otherwise dispose of its operations in Spain. During the third quarter of 1999, all operations of the Company's majority-owned Spanish subsidiaries were ceased. The Company's interest in its Spanish subsidiaries was sold in the first quarter of 2000 for minimal proceeds. As a result of the Company's decision to sell or otherwise dispose of its Spanish subsidiaries, the Company recorded a provision of $18 million during the six months ended June 30, 1999, for the impairment of the assets of the Company's majority-owned subsidiaries, the effect of which was to write-off the Company's net investment in its Spanish subsidiaries. The amount of the provision was based on the Company's estimate of the value of its net investment in the Spanish subsidiaries, which did not materially differ from the proceeds received upon the sale of the subsidiaries in the first quarter of 2000. No cash costs have been incurred or are expected as a result of the provision for

                              PAGING NETWORK, INC.

                                 JUNE 30, 2000
                                  (UNAUDITED)

the impairment of the assets of the Company's Spanish subsidiaries, and no additional charges are expected to be required.

6.  INCOME TAXES

     For the three and six months ended June 30, 1999 and 2000, the Company had no provision or benefit for income taxes because of the Company's inability to benefit from its net operating losses.

7.  COMMON STOCK AND NET LOSS PER SHARE

     Net loss per share amounts are computed based on the weighted average number of common shares outstanding. The number of shares used to compute per share amounts for the three months ended June 30, 1999 and 2000, were 104 million. The number of shares used to compute per share amounts for the six months ended June 30, 1999 and 2000, were 104 million. The average number of options to purchase shares of the Company's Common Stock during the three and six months ended June 30, 1999 was 10 million, at exercise prices ranging from $2.73 per share to $25.50 per share. The average number of options to purchase shares of the Company's Common Stock during the three and six months ended June 30, 2000, was 10 million, at exercise prices ranging from $0.81 per share to $17.13 per share. These stock options were not included in the computation of diluted earnings per share because the effect of assuming their exercise would have been antidilutive.

     The Company has 275 million authorized shares, of which 250 million are Common Stock and 25 million are preferred stock. As of June 30, 2000, there were no preferred shares issued or outstanding.

8.  COMPREHENSIVE LOSS

     Comprehensive loss for the three and six months ended June 30, 1999 and 2000, is as follows (in thousands):

                                                    THREE MONTHS              SIX MONTHS
                                                   ENDED JUNE 30,           ENDED JUNE 30,
                                                --------------------    ----------------------
                                                  1999        2000        1999         2000
                                                --------    --------    ---------    ---------
Net loss......................................  $(95,311)   $(72,407)   $(184,515)   $(121,635)
Foreign currency translation adjustments......      (166)        810       (1,007)         869
                                                --------    --------    ---------    ---------
          Total comprehensive loss............  $(95,477)   $(71,597)   $(185,522)   $(120,766)
                                                ========    ========    =========    =========

9.  STATEMENT OF CASH FLOWS INFORMATION

     Cash and cash equivalents include highly liquid debt instruments with an original maturity of three months or less. As of June 30, 2000, cash equivalents also include investments in money market instruments, which are carried at fair market value. Cash payments made for interest during the six months ended June 30, 1999 and 2000, were approximately $70 million and $34 million, respectively, net of interest capitalized during the six months ended June 30, 1999 and 2000 of $11 million and $1 million, respectively. There were no significant federal or state income taxes paid or refunded for the six months ended June 30, 1999 and 2000.

10.  SEGMENT INFORMATION

     The Company has two reportable segments, traditional paging operations and advanced messaging operations. The Company's basis for the segments relates to the types of products and services each

                              PAGING NETWORK, INC.

                                 JUNE 30, 2000
                                  (UNAUDITED)

segment provides. The traditional paging segment includes the traditional display and alphanumeric services, which are basic one-way services, and 1 1/2-way paging services. The advanced messaging segment consists of the Company's new 2-way wireless messaging services, VoiceNow service, and the operations of Vast, which include wireless integration products and wireless software development and sales.

     The following table presents certain information related to the Company's business segments for the three and six months ended June 30, 1999 and 2000.

                                                     THREE MONTHS             SIX MONTHS
                                                    ENDED JUNE 30,          ENDED JUNE 30,
                                                 --------------------    ---------------------
                                                   1999        2000        1999         2000
                                                 --------    --------    ---------    --------
Total Revenues:
  Traditional Paging(1)........................  $251,142    $196,170    $ 511,808    $424,655
  Advanced Messaging...........................     3,423       7,349        6,317      14,501
                                                 --------    --------    ---------    --------
                                                 $254,565    $203,519    $ 518,125    $439,156
                                                 ========    ========    =========    ========
Operating income (loss):
  Traditional Paging(1)........................  $(46,525)   $ (1,000)   $ (54,246)(2) $ 12,101
  Advanced Messaging...........................   (11,723)    (25,438)     (20,507)    (41,502)
                                                 --------    --------    ---------    --------
                                                 $(58,248)   $(26,438)   $ (74,753)   $(29,401)
                                                 ========    ========    =========    ========
Adjusted EBITDA (3):
  Traditional Paging(1)........................  $ 81,506    $ 47,186    $ 157,857    $114,534
  Advanced Messaging...........................   (11,086)    (14,636)     (19,264)    (22,110)
                                                 --------    --------    ---------    --------
                                                 $ 70,420    $ 32,550    $ 138,593    $ 92,424
                                                 ========    ========    =========    ========

---------------
(1) The international operations of the Company currently consist entirely of traditional paging services and accordingly are included in the Company's traditional paging business segment.

(2) Operating loss for the traditional paging business segment for the first six months of 1999 includes a provision for asset impairment of $18 million. See
    Note 5.

(3) Adjusted EBITDA, as determined by the Company, does not reflect other non-operating income (expense), provision for asset impairment, and cumulative effect of a change in accounting principle.

     Adjusted EBITDA is not defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

                                                                         ANNEX A

                     THE PREPACKAGED PLAN OF REORGANIZATION

                     IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

------------------------------------------------

In re:
ARCH WIRELESS, INC., et al.,
                    Debtors.

------------------------------------------------

Chapter 11
Case No. 01-   (   )
Jointly Administered

                       DEBTORS' PREPACKAGED JOINT PLAN OF
                              REORGANIZATION UNDER
                       CHAPTER 11 OF THE BANKRUPTCY CODE

                         [DATED AS OF           , 2001]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................   A-1
ARTICLE I  DEFINED TERMS, RULES OF INTERPRETATION,
           COMPUTATION OF TIME AND GOVERNING LAW............   A-1
  A. Rules of Interpretation, Computation of Time and
     Governing Law..........................................   A-1
  B. Defined Terms..........................................   A-2
ARTICLE II  TREATMENT OF UNCLASSIFIED CLAIMS................  A-11
  A. Summary................................................  A-11
  B. Administrative Expense Claims..........................  A-11
  C. Priority Tax Claims....................................  A-11
  D. Cash Collateral Claims.................................  A-11
ARTICLE III  CLASSIFICATION AND TREATMENT OF CLASSIFIED
             CLAIMS AND INTERESTS...........................  A-12
  A. Classification.........................................  A-12
  B. Treatment..............................................  A-16
  C. Special Provision Governing Unimpaired Claims..........  A-19
ARTICLE IV  NON-CONSENSUAL CONFIRMATION.....................  A-19
ARTICLE V  MEANS FOR IMPLEMENTATION OF THE PLAN.............  A-19
  A. Continued Corporate Existence..........................  A-19
  B. Vesting of Assets......................................  A-20
  C. Cancellation of Instruments and Securities.............  A-20
  D. Issuance of New Securities; Execution of Related
     Documents..............................................  A-20
  E. Corporate Governance, Directors and Officers, and
     Corporate Action.......................................  A-20
  F. Directors and Officers.................................  A-21
ARTICLE VI  TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED
            LEASES..........................................  A-21
  A. Assumption of Executory Contracts and Unexpired
     Leases.................................................  A-21
  B. Claims Based on Rejection of Executory Contracts or
     Unexpired Leases.......................................  A-22
  C. Cure of Defaults for Executory Contracts and Unexpired
     Leases Assumed.........................................  A-22
  D. Indemnification of Directors, Officers and Employees...  A-22
ARTICLE VII  PROVISIONS GOVERNING DISTRIBUTIONS.............  A-22
  A. Timing of Distributions................................  A-22
  B. Methods of Distribution................................  A-22
  C. Undeliverable and Unclaimed Distributions..............  A-25
  D. Compliance with Tax Requirements.......................  A-25
  E. Compensation and Reimbursement for Services Related to
     Balloting and Distributions............................  A-26
ARTICLE VIII  PROCEDURES FOR RESOLVING DISPUTED CLAIMS......  A-26
  A. Prosecution of Objections to Claims and Interests......  A-26
  B. Estimation of Claims...................................  A-26
  C. Payments and Distributions on Disputed Claims..........  A-27
ARTICLE IX  CONDITIONS PRECEDENT TO CONSUMMATION OF THE
            PLAN............................................  A-27
  A. Condition to Confirmation..............................  A-27
  B. Conditions to Effective Date...........................  A-27
  C. Waiver of Conditions...................................  A-28
  D. Effect of Vacation of Confirmation Order...............  A-28

                                                              PAGE
                                                              ----
ARTICLE X  RELEASE, INJUNCTION AND RELATED PROVISIONS.......  A-28
  A. Subordination..........................................  A-28
  B. Limited Releases by the Debtors........................  A-28
  C. Exculpation............................................  A-28
  D. Discharge of Debtors...................................  A-29
  E. Injunction.............................................  A-29
  F. Term of Injunctions and Stays..........................  A-29
  G. Preservation of Rights of Action.......................  A-29
ARTICLE XI  RETENTION OF JURISDICTION.......................  A-30
  A. Jurisdiction...........................................  A-30
ARTICLE XII  MISCELLANEOUS PROVISIONS.......................  A-31
  A. Dissolution of Committee(s)............................  A-31
  B. Payment of Statutory Fees..............................  A-31
  C. Modification of Plan...................................  A-31
  D. Revocation of Plan.....................................  A-31
  E. Plan Controls..........................................  A-31
  F. Successors and Assigns.................................  A-31
  G. Reservation of Rights..................................  A-32
  H. Section 1146 Exemption.................................  A-32
  I. Further Assurances.....................................  A-32
  J. Severability...........................................  A-32
  K. Governing Law..........................................  A-32
  L. Service of Documents...................................  A-32
  M. Filing of Additional Documents.........................  A-34

                     IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

---------------------------------------------------
                                  )
In re:                            )            Chapter 11
                                  )
ARCH WIRELESS, INC., et al.,      )            Case No. 01-          (     )
                                  )
          Debtors.                )            Jointly Administered
                                  )
                                  )
---------------------------------------------------

                       DEBTORS' PREPACKAGED JOINT PLAN OF
                              REORGANIZATION UNDER
                       CHAPTER 11 OF THE BANKRUPTCY CODE

                                  INTRODUCTION

     Pursuant to Title 11 of the United States Code, 11 U.S.C. sec.sec. 101 et seq. ("Bankruptcy Code"), Arch Wireless, Inc., Arch Wireless Communications, Inc., Arch Wireless Holdings, Inc., Paging Network, Inc., PageNet SMR Sub, Inc., Paging Network Canada Holdings, Inc., PageNet, Inc., Paging Network Financing Corp., Paging Network of America, Inc., Paging Network of Colorado, Inc., Paging Network of Michigan, Inc., Paging Network of Northern California, Inc., Paging Network of San Francisco, Inc., Paging Network International, Inc., Arch Communications Enterprises LLC, Arch Connecticut Valley, Inc., MobileMedia Communications, Inc., Mobile Communications Corporation of America and MobilMedia License Co. LLC, each a debtor and debtor in possession, under Chapter 11 of the Bankruptcy Code propose this prepackaged joint plan of reorganization (the "Plan" or "Joint Plan"). Reference is made to the Disclosure Statement (as that term is defined in the Plan) for a discussion of the Debtors' history, businesses, assets and projections of future operations, together with a summary and analysis of the Plan and certain related matters.

     Subject to the restrictions on modifications set forth in Section 1127 of the Bankruptcy Code, the Debtors expressly reserve their right to alter, amend or modify the Plan, one or more times, before its substantial consummation.

                                   ARTICLE I

                    DEFINED TERMS, RULES OF INTERPRETATION,
                     COMPUTATION OF TIME AND GOVERNING LAW

A. Rules of Interpretation, Computation of Time and Governing Law.

     1. For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in singular or plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed, or to be Filed, shall mean such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan;
(e) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) the rules of construction set forth in Section 102 of the Bankruptcy Code shall apply; and
(h) any term used in capitalized form in the

Plan that is not defined herein but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

     2. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(c) shall apply.

     3. The rights and obligations arising under the Plan shall be interpreted, governed by, and construed and enforced in accordance with, the laws of the State of Delaware (without regard to the conflict of law principles thereof), the Bankruptcy Code and the Bankruptcy Rules.

     B. Defined Terms

     Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form in the Plan:

          1. "ACE" means in or pertaining to the Chapter 11 case of Arch Communications Enterprises LLC.

          2. "ACV" means in or pertaining to the Chapter 11 case of Arch Connecticut Valley, Inc.

          3. "Administrative Agent Bank" means one or more lenders performing the function of "Administrative Agent" under the Credit Agreement.

          4. "Administrative Expense Claim" means a claim under Section 503(b) of the Bankruptcy Code that is entitled to priority under Section 507(a)(1) of the Bankruptcy Code, including, without limitation, compensation and reimbursement of expenses for legal and other professional services rendered during the period from and after the Petition Date and prior to the Effective Date, to or for the benefit of the Estates, and awarded under
     Section 330(a) or 331 of the Bankruptcy Code, and all fees and costs assessed against the Estates pursuant to 28 U.S.C. sec. 1930, but excluding post-Petition Date expenses arising in the ordinary course of the Debtors' respective businesses which have accrued, and remain unpaid, as of the Effective Date, in accordance with generally accepted accounting principles.

          5. "Agent Bank" means one or more lenders performing the functions of "Administrative Agent," "Co-Syndication Agent," "Documentation Agent," "Managing Agent," "Co-Agent," or "Lead Manager" under the Credit Agreement or otherwise designated as an agent for the lenders under the Credit Agreement.

          6. "Agent Bank Charges" means any lien, right or other priority in payment or right to indemnification or reimbursement to which an Agent Bank is entitled, pursuant to the Credit Agreement, against distributions to be made to Holders of Allowed Claims under the Credit Agreement, including such liens, rights or priorities in payment with respect to an Agent Bank's out-of-pocket costs and expenses for attorneys, financial advisors and other professionals that are incurred or authorized by an Agent Bank acting in such capacity.

          7. "Allowed" means with respect to any Claim: (a) a Claim that has been listed by the Debtors in their Schedules as other than disputed, contingent or unliquidated and as to which the Debtors or other parties in interest have not Filed an objection by the Effective Date; (b) in the event the Debtors have not Filed Schedules, a Claim in the amount shown in the Debtors' respective books and records; (c) a Claim that has been timely Filed on or before any applicable Bar Date set by the Bankruptcy Court and either is not a Disputed Claim or has been allowed by Final Order; (d) a Claim that is approved by the Bankruptcy Court: (i) in any stipulation of amount and nature of Claim executed prior to the Confirmation Date; (ii) in any stipulation or agreement with the Debtors with regard to the amount and nature of Claim executed or agreed to by the Debtors or the Reorganized Debtors; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Plan; or (e) any Claim that is allowed pursuant to the terms of the Plan. The term "Allowed," when used to modify a reference in the Plan to any Claim or Class of Claims means a Claim (or any Claim in any such Class) that is so allowed.

          8. "Allowed" means with respect to any Interest, an Interest that is listed in the respective transfer books and records for the Debtors as of the applicable Voting Record Date. The term "Allowed," when used to modify a reference in the Plan to any Interest or Class of Interests means an Interest (or any Interest in any such Class) that is so allowed.

          9. "Ancillary Credit Agreement Documents" means all security agreements, pledge agreements, guaranties and other agreements issued or delivered by any of the Debtors in connection with the Credit Agreement.

          10. "Avoidance Action" means any avoidance or recovery action under Sections 510, 542, 544, 545, 547, 548, 549, 550, 551 and 553 of the
     Bankruptcy Code.

          11. "AWCI" means Arch Wireless Communications, Inc. and in or pertaining to its Chapter 11 case.

          12. "AWHI" means Arch Wireless Holdings, Inc. and in or pertaining to its Chapter 11 case.

          13. "AWI" means Arch Wireless, Inc. and in or pertaining to its Chapter 11 case.

          14. "AWI Series C Preferred Stock" means the Series C Convertible Preferred Stock of AWI, par value $0.01 per share.

          15. "AWI Series F Preferred Stock" means the Series F Cumulative Redeemable Preferred Stock of AWI, par value, $0.01 per share.

          16. "Ballots" means the ballots and/or master ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims or Impaired Interests shall indicate their acceptance or rejection of the Plan in accordance with the Plan and the Voting Instructions.

          17. "Bank Secured Claims" means all Claims under, with respect to, on account of or arising from or in connection with the Credit Agreement including, without limitation, Interest Rate Swap Agreement Claims.

          18. "Bankruptcy Code" means Title 11 of the United States Code 11 U.S.C. sec. 101 et seq., as now in effect or hereafter amended.

          19. "Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware, or such other court as may have jurisdiction over the Debtors' Chapter 11 Cases.

          20. "Bankruptcy Rules" means, collectively, the Federal Rules of Bankruptcy Procedure promulgated pursuant to Section 2075 of Title 28 of the United States Code and the local rules of the Bankruptcy Court, as now in effect or hereafter amended.

          21. "Bar Date" means the deadline established by Article VI.B of the Plan for the filing of proofs of claim with respect to executory contracts and unexpired leases which are rejected pursuant to the Plan or otherwise pursuant to Section 365 of the Bankruptcy Code.

          22. "Beneficial Holder" means the Person or Entity holding the beneficial interest in a Claim or Interest.

          23. "Business Day" means any day, other than a Saturday, Sunday or "legal holiday" as such term is defined in Bankruptcy Rule 9006(a).

          24. "Cash" means legal tender of the United States.

          25. "Cash Collateral Agreement" means the Cash Collateral Agreement among the Debtors, the holders of the Bank Secured Claims and the Indenture Trustees under the USAM Indentures authorizing the Debtors to use cash collateral on the terms provided for therein.

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          26. "Cash Collateral Claims" mean all Claims arising from or relating to the Cash Collateral Agreement.

          27. "Cash Collateral Lenders" means the lenders party to the Cash Collateral Agreement.

          28. "Cash Collateral Order" means the order(s) of the Bankruptcy Court approving and authorizing the Debtors to enter into the Cash Collateral Agreement.

          29. "Cash Collateral Term Sheet" means the summary term sheet for proposed use of Cash Collateral.

          30. "Causes of Action" means any and all actions, suits, proceedings, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, setoff or recoupment rights, trespasses, damages or judgments.

          31. "Chapter 11 Cases" means the cases under Chapter 11 of the Bankruptcy Code commenced by the Debtors in the Bankruptcy Court.

          32. "Claim" means a "claim", as defined in Section 101(5) of the Bankruptcy Code, and as supplemented by Section 102(2) of the Bankruptcy Code, against one or more of the Debtors or property of one or more of the Debtors, whether or not asserted, whether known or unknown, contingent or non-contingent, whether arising before, on or after the Petition Date.

          33. "Claim Holder" or "Claimant" means the Holder of a Claim.

          34. "Class" means a class of Holders of Claims or Interests as set forth in Article III of the Plan.

          35. "Committee" means the Official Committee of Unsecured Creditors, if any, appointed in the Debtors' Chapter 11 Cases by the United States Trustee for the District of Delaware.

          36. "Compensation and Benefit Plans" means all employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their employees, retirees (other than policies, programs and plans with respect to "retiree benefits", as that term is defined in Section 1114(a) of the Bankruptcy Code) and non-employee directors and the employees and retirees of their subsidiaries, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance.

          37. "Confirmation" means the entry of the Confirmation Order by the Bankruptcy Court.

          38. "Confirmation Date" means the date on which the Confirmation Order is entered by the Bankruptcy Court in its docket, within the meaning of the Bankruptcy Rules 5003 and 9021.

          39. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code, which order shall be in form and substance satisfactory to the Debtors and the Lead Agent Banks.

          40. "Consummation" means the occurrence of the Effective Date.

          41. "Convertible Debenture Claims" means all claims under, with respect to, on account of or arising from or in connection with the Convertible Debentures and the Convertible Debenture Indenture.

          42. "Convertible Debentures" means AWI's 6 3/4% Convertible Subordinated Debentures issued pursuant to the Convertible Debenture Indenture.

          43. "Convertible Debenture Indenture" means the Indenture dated December 1, 1993 between AWI and The Bank of New York, as trustee, pursuant to which the Convertible Subordinated Debentures are issued.

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          44. "Credit Agreement" means that certain Third Amended and Restated
     Credit Agreement, dated as of March 23, 2000, among the Operating Company, the Agent Banks, and the lenders designated therein, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, as each has been amended or modified from time to time through the Petition Date.

          45. "Creditor" means any Holder of a Claim.

          46. "D&O Releasees" means all officers, directors, employees, attorneys, financial advisors, accountants investment bankers, agents and representatives of the Debtors and their subsidiaries who served in such capacity on or after the commencement of the Exchange Offer, in each case in their respective capacity as such.

          47. "Debtors" mean, collectively, all of the entities whose Chapter 11
     cases are jointly administered under Case No. 01-               (     ).

          48. "Debtors-in-Possession" mean the Debtors, as debtors-in-possession in the Chapter 11 Cases.

          49. "Delaware General Corporation Law" means Title 8 of the Delaware Code, as now in effect or hereafter amended.

          50. "Disclosure Statement" means the Prospectus accompanying the Registration Statement on Form S-4 filed by AWI, Arch Transition Corp.,
     AWCI and AWHI with the Securities and Exchange Commission on May   , 2001,
     as amended, supplemented, or modified from time to time describing the Plan and the Exchange Offer.

          51. "Discount Notes" means AWI's 10 7/8% Senior Discount Notes issued pursuant to the Discount Note Indenture.

          52. "Discount Notes Claims" means all claims under, with respect to, on account of or arising from or in connection with the Discount Notes and the Discount Notes Indenture.

          53. "Discount Notes Indenture" means the Indenture dated March 12, 1996, between AWI and IBJ Schroeder Bank & Trust Company, as trustee, pursuant to which the Senior Discount Notes are issued.

          54. "Disputed" means, with respect to any Claim or Interest, any Claim or Interest: (a) listed on the Schedules as disputed, contingent or unliquidated; or (b) as to which the Debtors or any other parties in interest have interposed a timely objection or request for estimation, or have sought to subordinate or otherwise limit recovery, in accordance with the Bankruptcy Code and the Bankruptcy Rules, or which is otherwise disputed by the Debtors in accordance with applicable law, which objection, request for estimation, action to limit recovery or dispute has not been withdrawn or determined by a Final Order. In the event that any part of a Claim or Interest is disputed, such Claim or Interest in its entirety shall be deemed to constitute a Disputed Claim for purposes of distribution under this Plan unless a Final Order has been entered allowing such Claim.

          55. "Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date.

          56. "Effective Date" means the date selected by the Debtors which is a Business Day not less than 10 days following the Confirmation Date and not later than five (5) Business Days after the date on which all of the conditions to the Effective Date set forth in Article IX.A hereof have been satisfied or waived pursuant to Article IX.B hereof.

          57. "Estates" means the estates of the Debtors created by Section 541 of the Bankruptcy Code upon the commencement of their respective Chapter 11 Cases.

          58. "Exchange Agent" means Computershare Trust Company of New York or such other exchange agent as may be selected by the Debtors.

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          59. "Exchange Offer" means the offer of AWI, AWCI and AWHI to issue the Preferred Stock, New Senior Notes, New Secured Notes and Old Common Stock in exchange for the Old Notes and the related restatement of the Credit Agreement on the terms and conditions provided for in the Plan and the Prospectus, as amended, supplemented or modified from time to time.

          60. "File" or "Filed" means file or filed with the Bankruptcy Court in the Debtors' Chapter 11 Cases.

          61. "Final Confirmation Order" means the Confirmation Order which, as of the Effective Date, has not been amended, modified, supplemented, reversed or stayed, whether or not an appeal thereof or any other proceeding seeking review is then pending.

          62. "Final Decree" means the decree contemplated under Bankruptcy Rule 3022.

          63. "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, other than the Final Confirmation Order, the operation or effect of which has not been reversed, stayed, modified, amended or supplemented and as to which order or judgment the time to appeal or seek review, rehearing, reargument or certiorari has expired and as to which no appeal or petition for review, rehearing, reargument or certiorari has been filed and remains pending.

          64. "General Unsecured Claim" means a Claim against a Debtor that (i) is an ACE Class 5 Claim, ACV Class 5 Claim, AWCI Class 6 Claim, AWHI Class 5 Claim, AWI Class 6 Claim, MCCA Class 5 Claim, MMCI Class 5 Claim, MMLC Class 5 Claim, PI Class 5 Claim, PNA Class 5 Claim, PNC Class 5 Claim, PNCH Class 4 Claim, PNF Class 5 Claim, PNI Class 5 Claim, PNII Class 5 Claim, PNM Class 5 Claim, PNNC Class 5 Claim, PNSF Class 5 Claim, and PNSMR Class 4 Claim, and (ii) is not an Administrative Expense Claim, a Priority Tax Claim, a Priority Claim, a Cash Collateral Claim, a Bank Secured Claim, an Other Secured Claim, an Old Notes Claim, Convertible Debenture Claim or an Inter-Company Claim.

          65. "Governmental Unit" means "governmental unit" as defined in
     Section 101(27) of the Bankruptcy Code.

          66. "Holder" means a Person or Entity holding an Interest or Claim, and with respect to a vote on the Plan, means the Beneficial Holder as of the Voting Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Ballot has been completed and executed in accordance with the Voting Instructions.

          67. "Impaired Claim" means a Claim classified in an Impaired Class.

          68. "Impaired Class" means each of those Classes of Claims identified as "impaired" in Article III hereof.

          69. "Indenture Trustee" means the trustee(s) under the Old Notes Indentures and the Convertible Debenture Indenture.

          70. "Indenture Trustee Charging Lien" means any lien or other priority in payment arising prior to the Effective Date to which an Indenture Trustee is entitled, pursuant to the applicable Old Notes Indentures and the Convertible Debenture Indenture, against distributions to be made to Holders of Allowed Old Notes Claims for payment of any, fees, costs or disbursements incurred by such Indenture Trustee.

          71. "Information Agent" means MacKenzie Partners, Inc. or such other information agent as may be selected by the Debtors.

          72. "Insider" means "insider" as defined in Section 101(31) of the Bankruptcy Code.

          73. "Inter-Company Claims" means all Claims, as of the Petition Date, by a Debtor or an affiliate of a Debtor against another Debtor, resulting from inter-company transactions recorded on the respective Debtor's books and records.

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          74. "Intercreditor Agreement" means the intercreditor provisions contained in the Restated Ancillary Credit Agreement Documents containing the terms described in the Summary of Restated Credit Agreement.

          75. "Interest" means any equity interest in AWI or any Debtor, including, but not limited to, all issued, unissued, authorized or outstanding shares or stock, together with any warrants, options or contract rights to purchase or acquire such interests at any time.

          76. "Interest Rate Swap Agreement" means an agreement between AWHI and a person who was a lender or an affiliate of a lender as of the date of such agreement party to the Credit Agreement providing for the hedging of AWHI's interest rate expense under the Credit Agreement.

          77. "Interest Rate Swap Agreement Claim" means a claim under, with respect to, on account of, arising from or in connection with an Interest Rate Swap Agreement.

          78. "Lead Agent Banks" means the Administrative Agent and the Syndication Agent under the Credit Agreement.

          79. "Lender Releasees" means each Holder of an Allowed Bank Secured Claim that timely consents to the Restated Credit Agreement and votes in favor of the Plan and their respective officers, directors, stockholders, employees, attorneys, accountants, and agents.

          80. "MCCA" means in or pertaining to the Chapter 11 case of Mobile Communications Corporation of America.

          81. "MMCI" means in or pertaining to the Chapter 11 case of MobileMedia Communications, Inc.

          82. "MMLC" means in or pertaining to the Chapter 11 case of MobileMedia License Co. LLC.

          83. "New Senior Note Indenture" means the Indenture of Trust to be entered into between AWCI and a financial institution to be selected by the Debtors pursuant to which the New Senior Notes will be issued.

          84. "New Senior Notes" means the unsecured notes of AWCI in the aggregate principal amount of $204,600,000, to be issued pursuant to the New Senior Note Indenture providing for the terms and conditions set forth in the Summary of Terms for New Senior Notes.

          85. "New Senior Notes Distribution Fraction" means a fraction, (i) the denominator of which is the sum of (a) USAM Unsecured Note Claims less interest that would have accrued after June 30, 2001 and (b) Senior Note Claims less interest that would have accrued after June 30, 2001 and (ii) the numerator of which is the aggregate principal amount of New Senior Notes.

          86. "New Secured Note Indenture" means the Indenture of Trust to be entered into between AWHI and a financial institution to be selected by the Debtors pursuant to which the New Secured Notes will be issued.

          87. "New Secured Notes" means the Variable Rate Secured Senior Notes of AWHI in the aggregate principal amount of $60,000,000 to be issued by AWHI pursuant to the New Secured Note Indenture providing for the terms and conditions set forth in the Summary of Terms for New Secured Notes.

          88. "New Series A Preferred Stock" means units comprised of one share of Series A Exchangeable Preferred Stock and one share of Series A Junior Preferred Stock.

          89. "Nominee" means any broker, dealer, commercial bank, trust company, savings and loan, or other nominee who is the record owner of a Claim or Interest for the benefit of a Beneficial Holder.

          90. "Old Common Stock" means the common stock, par value $0.01 per share, of AWI issued and outstanding immediately prior to the Confirmation Date.

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          91. "Old Notes" means collectively, the Discount Notes, the USAM Notes and the Senior Notes.

          92. "Old Notes Claims" means all claims under, with respect to, on account of, or arising from or in connection with the Old Notes or the Old Notes Indentures.

          93. "Old Notes Indentures" means the Discount Notes Indenture, the USAM Indentures and the Senior Notes Indentures.

          91. "Old Stock Interests" means all rights and interests with respect to, on account of, or arising from or in connection with all equity interests in AWI represented by Old Common Stock and Old Stock Options.

          92. "Old Stock Options" means each option to purchase common stock of AWI under the AWI stock plans that are outstanding immediately prior to the Confirmation Date.

          93. "Operating Company" means AWHI.

          94. "Other Secured Claim" means a secured claim against one or more of the Debtors that is not a Bank Secured Claim or a USAM Secured Note Claim.

          95. "PI" means in or pertaining to the Chapter 11 Case of PageNet, Inc.

          96. "PNA" means in or pertaining to the Chapter 11 Case of Paging Network of America, Inc.

          97. "PNC" means in or pertaining to the Chapter 11 case of Paging Network of Colorado, Inc.

          98. "PNCH" means in or pertaining to the Chapter 11 case of Paging Network Canada Holdings, Inc.

          99. "PNF" means in or pertaining to the Chapter 11 case of Paging Network Finance, Inc.

          100. "PNI" means in or pertaining to the Chapter 11 case of Paging Network, Inc.

          101. "PNII" means in or pertaining to the Chapter 11 case of Paging Network International, Inc.

          102. "PNM" means in or pertaining to the Chapter 11 case of Paging Network of Michigan, Inc.

          103. "PNNC" means in or pertaining to the Chapter 11 case of Paging Network of Northern California, Inc.

          104. "PNSF" means in or pertaining to the Chapter 11 case of Paging Network of San Francisco, Inc.

          105. "PNSMR" means in or pertaining to the Chapter 11 case of Pagenet SMR Sub, Inc.

          106. "Person" means a "person" as defined in Section 101(41) of the Bankruptcy Code.

          107. "Petition Date" means the date on which the Debtors filed their petitions for relief commencing the Chapter 11 Cases.

          108. "Plan" or "Joint Plan" means the Debtors' Prepackaged Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with its terms, the Bankruptcy Code and the Bankruptcy Rules.

          109. "Preferred Stock Distribution Fraction" means a fraction, (i) the denominator of which is the sum of (a) USAM Unsecured Note Claims less interest that would have accrued after June 30, 2001, (b) Senior Note Claims less interest that would have accrued after June 30, 2001 and (c) Discount Note Claims less interest that would have accrued after June 30, 2001 and (ii) the

                                       A-8
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     numerator of which is the total number of shares of New Series A Preferred
     Stock to be issued pursuant to the Plan.

          110. "Priority Claims" means all or that portion of a Claim accorded priority in right of payment under Section 507(a) of the Bankruptcy Code, other than an Administrative Expense Claim, a Priority Tax Claim or a Cash Collateral Claim.

          111. "Priority Tax Claim" means all or that portion of a Claim entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

          111. "Professional" means a Person or Entity (a) employed pursuant to a Final Order in accordance with Sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to the Effective Date, pursuant to Sections 327, 328, 329, 330 or 331 of the Bankruptcy Code, or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to Section 503(b) of the Bankruptcy Code.

          112. "Pro Rata" means proportionately so that with respect to an Allowed Claim and/or Allowed Interest, the ratio of (a) (i) the amount of property distributed on account of the particular Allowed Claim or Allowed Interest to (ii) the amount of the Allowed Claim or Allowed Interest, is the same as the ratio of (b) (i) the amount of property distributed on account of all Allowed Claims and Allowed Interests of the Class or Classes in which the particular Allowed Claim and/or Allowed Interest are/is included to (ii) the amount of all Allowed Claims and/or Allowed Interests in that Class or Classes.

          113. "Reorganized Debtors" means, collectively, the Debtors on and after the Effective Date as reorganized as provided for in the Plan.

          114. "Restated Ancillary Credit Agreement Documents" means the amended and restated Ancillary Credit Agreement Documents (including the Intercreditor Agreement) as contemplated by the Summary of Restated Credit Agreement.

          115. "Restated Credit Agreement" means the Credit Agreement among the Operating Company, the Agent Banks and the Lenders party to the Credit Agreement providing for modifications to the Credit Agreement described in the Summary of Restated Credit Agreement.

          116. "Schedules" means the schedules of assets and liabilities, the list of holders of interests, and the statement of financial affairs to the extent required to be Filed by each of the Debtors under Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, as such schedules, lists, and statements may be supplemented or amended from time to time in accordance with Bankruptcy Rule 1009.

          117. "Secured Claim" means (a) a Claim that is secured by a lien on property in which any Estate has an interest, which lien is valid, perfected and enforceable under applicable law or by reason of a Final Order, or that is subject to setoff under Section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in an Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Section 506(a) of the Bankruptcy Code, or (b) a Claim Allowed under this Plan as a Secured Claim.

          118. "Senior Note Claims" means all claims under, with respect to, on account of or arising from or in connection with the Senior Notes or the Senior Note Indentures.

          119. "Senior Notes" means AWCI's 12 3/4% Senior Notes due 2007 and 13 3/4% Senior Notes due 2008 issued pursuant to the Senior Notes Indentures.

          120. "Senior Note Indentures" means the Trust Indentures between AWCI and U.S. Bank Trust National Association, as trustee, dated June 29, 1998 and April 9, 1999, pursuant to which the Senior Notes are issued.

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          121. "Series A Exchangeable Preferred Stock" means the Series A
     Exchangeable Preferred Stock of AWCI providing for the rights and preferences set forth in the Certificate of Designation attached hereto as
     Exhibit      .

          122. "Series A Junior Preferred Stock" means the Series A Junior Preferred Stock of AWI providing for the rights and preferences set forth
     in the Certificate of Designation attached hereto as Exhibit      .

          123. "Subsidiary Stock" means the common stock of, and all equity interests in, any Debtor other than AWI, issued and outstanding immediately prior to the Effective Date.

          124. "Subsidiary Stock Interests" means all equity interests held by AWI in any Debtor or by any Debtor in any other Debtor.

          125. "Summary of Restated Credit Agreement" means the summary of the terms of the Restated Credit Agreement which is attached hereto as Annex E.

          126. "Summary of Terms for New Senior Notes" means the description of the terms of the 12% Senior Notes set forth in the Disclosure Statement under the heading "Description of Notes Being Offered."

          127. "Summary of Terms for New Secured Notes" means the Variable Rate Secured Senior Notes set forth in the Disclosure Statement under the heading "Description of Notes Being Offered."

          128. "Telecommunication Authorizations" means the various licenses and similar authorizations obtained by any Debtor by grant from the Federal Communications Commission ("FCC"), by acquisition from competitors or by spectrum auctions conducted by the FCC and providing rights to the Debtors to construct, own and operate radio transmission facilities utilizing the public airways including, but not limited to, local, regional and national 900 MHz licenses, Nationwide NPCS licenses and Specialized Mobile Radio Licenses and any other licenses or similar authorizations (including any applicable state or local certifications or authorizations) representing or constituting the Debtor's right to provide paging service and conduct its paging business.

          129. "Unimpaired Claim" means an unimpaired Claim within the meaning of Section 1124 of the Bankruptcy Code.

          130. "Unimpaired Class" means an unimpaired Class within the meaning of Section 1124 of the Bankruptcy Code.

          131. "USAM Indentures" means the Trust Indentures dated February 1, 1994 and December 15, 1994 between AWCI and United States Trust Company of New York, as trustee, pursuant to which the USAM Notes are issued.

          132. "USAM Notes" means AWCI's 9 1/2% Senior Notes due 2004 and 14% Senior Notes due 2004 issued pursuant to the USAM Indentures.

          133. "USAM Note Claims" means all claims under, with respect to, on account of or arising from or in connection with the USAM Notes or the USAM Notes Indentures.

          134. "USAM Secured Note Claims" means the portion of the USAM Note Claims which constitute Secured Claims, which for all purposes of the Plan shall equal $60,000,000.

          135. "USAM Unsecured Note Claims" means the USAM Note Claims other than the USAM Secured Note Claims.

          136. "Voting Deadline" means the date provided for in the Disclosure Statement and stated in the Voting Instructions by which all Ballots must be received by the Information Agent.

          137. "Voting Instructions" means the instructions and related procedures for voting to accept or to reject the Plan, as contained in the section of the Disclosure Statement entitled "Voting Instructions and Procedures" and in the Ballots.

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          138. "Voting Record Date" means the date set in the Disclosure
     Statement for determining Holders of Claims and Interests entitled to vote to accept or reject the Plan.

                                   ARTICLE II

                        TREATMENT OF UNCLASSIFIED CLAIMS

A. Summary

     Pursuant to Section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, Priority Tax Claims and Cash Collateral Claims against the Debtors are not classified for purposes of voting on, or receiving distributions under, the Plan. Holders of such Claims are not entitled to vote on the Plan. All such Claims are instead treated separately in accordance with this Article II and in accordance with the requirements set forth in Section 1129(a)(9)(A) of the Bankruptcy Code.

B. Administrative Expense Claims

     Subject to the provisions of Sections 330(a), 331, 503, 507 and 1114 of the Bankruptcy Code, each Holder of an Allowed Administrative Expense Claim against the Debtors shall receive from the applicable Reorganized Debtor, in full satisfaction, settlement, release and discharge of such Allowed Administrative Expense Claim, the unpaid amount of such Allowed Administrative Expense Claim in Cash on the later of (i) the Effective Date or (ii) the date such Claim becomes an Allowed Administrative Expense Claim, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtors or otherwise upon order of the Bankruptcy Court; provided, that Allowed Administrative Expense Claims representing obligations incurred in the ordinary course of business during the Debtors' Chapter 11 Cases or otherwise assumed by the Debtors on the Effective Date pursuant to the Plan shall be paid or performed by the applicable Reorganized Debtor when due in accordance with the terms and conditions of the particular agreements governing such obligations.

C. Priority Tax Claims

     Each Holder of an Allowed Priority Tax Claim against the Debtors due and payable on or prior to the Effective Date shall receive from the applicable Reorganized Debtor, in full satisfaction, settlement, release and discharge of such Allowed Priority Tax Claim, the unpaid amount of such Allowed Priority Tax Claim in Cash on the Effective Date, or upon such other terms as may be agreed upon by such Holder and the Reorganized Debtors or otherwise upon order of the Bankruptcy Court. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Cases had not been commenced, (ii) survive the Effective Date and Consummation of the Plan as if the Chapter 11 Cases had not been commenced and (iii) not be discharged pursuant to Section 1141 of the Bankruptcy Code. In accordance with Section 1124 of the Bankruptcy Code, the Plan leaves unaltered the legal, equitable, and contractual rights of each Holder of an Allowed Priority Tax Claim.

D. Cash Collateral Claims

     Each Holder of an Allowed Cash Collateral Claim against the Debtors shall receive from the applicable Reorganized Debtor, in full satisfaction, settlement, release and discharge of such Allowed Cash Collateral Claim, the unpaid amount of such Allowed Cash Collateral Claim in Cash on the Effective Date.

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                                  ARTICLE III

        CLASSIFICATION AND TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

A. Classification

     The categories of Claims and Interests listed below classify Claims and Interests for all purposes. A Claim or Interest shall be deemed classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or interest qualifies within the description of such different Class. A Claim or Interest is in a particular Class only to the extent that such Claim or Interest is Allowed in that Class and has not been paid, is disputed or otherwise settled prior to the Effective Date.

     The classification of Claims and interests pursuant to this Plan is as follows:

                              ARCH WIRELESS, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
AWI Class l: Priority Claims........................  Unimpaired    not entitled to vote
AWI Class 2: Bank Secured Claims....................  Impaired      entitled to vote
AWI Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
AWI Class 4: Discount Note Claims...................  Impaired      entitled to vote
AWI Class 5: Convertible Debenture Claims...........  Unimpaired    not entitled to vote
AWI Class 6: General Unsecured Claims...............  Unimpaired    not entitled to vote
AWI Class 7: Inter-Company Claims...................  Impaired      entitled to vote
AWI Class 8: Series F Preferred Stock...............  Unimpaired    not entitled to vote
AWI Class 9: Series C Preferred Stock...............  Unimpaired    not entitled to vote
AWI Class 10: Old Stock Interests...................  Unimpaired    not entitled to vote
AWI Class 11: Subsidiary Stock Interests............  Unimpaired    not entitled to vote

                       ARCH WIRELESS COMMUNICATIONS, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
AWCI Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
AWCI Class 2: Bank Secured Claims...................  Impaired      entitled to vote
AWCI Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
AWCI Class 4: USAM Note Claims......................  Impaired      entitled to vote
AWCI Class 5: Senior Note Claims....................  Impaired      entitled to vote
AWCI Class 6: General Unsecured Claims..............  Unimpaired    not entitled to vote
AWCI Class 7: Inter-Company Claims..................  Impaired      entitled to vote
AWCI Class 8: Subsidiary Stock Interests............  Unimpaired    not entitled to vote

                          ARCH WIRELESS HOLDINGS, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
AWHI Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
AWHI Class 2: Bank Secured Claims...................  Impaired      entitled to vote
AWHI Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
AWHI Class 4: USAM Note Claims......................  Impaired      entitled to vote
AWHI Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
AWHI Class 6: Inter-Company Claims..................  Impaired      entitled to vote
AWHI Class 7: Subsidiary Stock Interests............  Unimpaired    not entitled to vote

                              PAGING NETWORK, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNI Class 1: Priority Claims........................  Unimpaired    not entitled to vote
PNI Class 2: Bank Secured Claims....................  Impaired      entitled to vote
PNI Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
PNI Class 4: USAM Note Claims.......................  Impaired      entitled to vote
PNI Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
PNI Class 6: Inter-Company Claims...................  Impaired      entitled to vote
PNI Class 7: Subsidiary Stock Interests.............  Unimpaired    not entitled to vote

                             PAGENET SMR SUB, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNSMR Class 1: Priority Claims......................  Unimpaired    not entitled to vote
PNSMR Class 2: Bank Secured Claims..................  Impaired      entitled to vote
PNSMR Class 3: Other Secured Claims.................  Unimpaired    not entitled to vote
PNSMR Class 4: General Unsecured Claims.............  Unimpaired    not entitled to vote
PNSMR Class 5: Inter-Company Claims.................  Impaired      entitled to vote

                      PAGING NETWORK CANADA HOLDINGS, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNCH Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
PNCH Class 2: Bank Secured Claims...................  Impaired      entitled to vote
PNCH Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
PNCH Class 4: General Unsecured Claims..............  Unimpaired    not entitled to vote
PNCH Class 5: Inter-Company Claims..................  Impaired      entitled to vote

                                 PAGENET, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PI Class l: Priority Claims.........................  Unimpaired    not entitled to vote
PI Class 2: Bank Secured Claims.....................  Impaired      entitled to vote
PI Class 3: Other Secured Claims....................  Unimpaired    not entitled to vote
PI Class 4: USAM Note Claims........................  Impaired      entitled to vote
PI Class 5: General Unsecured Claims................  Unimpaired    not entitled to vote
PI Class 6: Inter-Company Claims....................  Impaired      entitled to vote
PI Class 7: Subsidiary Stock Interests..............  Unimpaired    not entitled to vote

                          PAGING NETWORK FINANCE CORP.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNF Class 1: Priority Claims........................  Unimpaired    not entitled to vote
PNF Class 2: Bank Secured Claims....................  Impaired      entitled to vote
PNF Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
PNF Class 4: USAM Note Claims.......................  Impaired      entitled to vote
PNF Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
PNF Class 6: Inter-Company Claims...................  Impaired      entitled to vote

                        PAGING NETWORK OF AMERICA, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNA Class 1: Priority Claims........................  Unimpaired    not entitled to vote
PNA Class 2: Bank Secured Claims....................  Impaired      entitled to vote
PNA Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
PNA Class 4: USAM Note Claims.......................  Impaired      entitled to vote
PNA Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
PNA Class 6: Inter-Company Claims...................  Impaired      entitled to vote

                        PAGING NETWORK OF COLORADO, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNC Class 1: Priority Claims........................  Unimpaired    not entitled to vote
PNC Class 2: Bank Secured Claims....................  Impaired      entitled to vote
PNC Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
PNC Class 4: USAM Note Claims.......................  Impaired      entitled to vote
PNC Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
PNC Class 6: Inter-Company Claims...................  Impaired      entitled to vote

                        PAGING NETWORK OF MICHIGAN, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNM Class 1: Priority Claims........................  Unimpaired    not entitled to vote
PNM Class 2: Bank Secured Claims....................  Impaired      entitled to vote
PNM Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
PNM Class 4: USAM Note Claims.......................  Impaired      entitled to vote
PNM Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
PNM Class 6: Inter-Company Claims...................  Impaired      entitled to vote

                  PAGING NETWORK OF NORTHERN CALIFORNIA, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
PNNC Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
PNNC Class 2: Bank Secured Claims...................  Impaired      entitled to vote
PNNC Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
PNNC Class 4: USAM Note Claims......................  Impaired      entitled to vote
PNNC Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
PNNC Class 6: Inter-Company Claims..................  Impaired      entitled to vote

                     PAGING NETWORK OF SAN FRANCISCO, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                   ------         -------------
PNSF Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
PNSF Class 2: Bank Secured Claims...................  Impaired      entitled to vote
PNSF Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
PNSF Class 4: USAM Note Claims......................  Impaired      entitled to vote
PNSF Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
PNSF Class 6: Inter-Company Claims..................  Impaired      entitled to vote

                       PAGING NETWORK INTERNATIONAL, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                   ------         -------------
PNII Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
PNII Class 2: Bank Secured Claims...................  Impaired      entitled to vote
PNII Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
PNII Class 4: USAM Note Claims......................  Impaired      entitled to vote
PNII Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
PNII Class 6: Inter-Company Claims..................  Impaired      entitled to vote

                      ARCH COMMUNICATIONS ENTERPRISES LLC

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                   ------         -------------
ACE Class 1: Priority Claims........................  Unimpaired    not entitled to vote
ACE Class 2: Bank Secured Claims....................  Impaired      entitled to vote
ACE Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
ACE Class 4: USAM Note Claims.......................  Impaired      entitled to vote
ACE Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
ACE Class 6: Inter-Company Claims...................  Impaired      entitled to vote

                          ARCH CONNECTICUT VALLEY INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                   ------         -------------
ACV Class 1: Priority Claims........................  Unimpaired    not entitled to vote
ACV Class 2: Bank Secured Claims....................  Impaired      entitled to vote
ACV Class 3: Other Secured Claims...................  Unimpaired    not entitled to vote
ACV Class 4: USAM Note Claims.......................  Impaired      entitled to vote
ACV Class 5: General Unsecured Claims...............  Unimpaired    not entitled to vote
ACV Class 6: Inter-Company Claims...................  Impaired      entitled to vote

                        MOBILEMEDIA COMMUNICATIONS, INC.

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                   ------         -------------
MMCI Class l: Priority Claims.......................  Unimpaired    not entitled to vote
MMCI Class 2: Bank Secured Claims...................  Impaired      entitled to vote
MMCI Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
MMCI Class 4: USAM Note Claims......................  Impaired      entitled to vote
MMCI Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
MMCI Class 6: Inter-Company Claims..................  Impaired      entitled to vote
MMCI Class 7: Subsidiary Stock Interests............  Unimpaired    not entitled to vote

                  MOBILE COMMUNICATIONS CORPORATION OF AMERICA

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
MCCA Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
MCCA Class 2: Bank Secured Claims...................  Impaired      entitled to vote
MCCA Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
MCCA Class 4: USAM Note Claims......................  Impaired      entitled to vote
MCCA Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
MCCA Class 6: Inter-Company Claims..................  Impaired      entitled to vote
MCCA Class 7: Subsidiary Stock Interests............  Unimpaired    not entitled to vote

                          MOBILEMEDIA LICENCE CO. LLC

CLASS                                                   STATUS         VOTING RIGHTS
-----                                                 ----------    --------------------
MMLC Class 1: Priority Claims.......................  Unimpaired    not entitled to vote
MMLC Class 2: Bank Secured Claims...................  Impaired      entitled to vote
MMLC Class 3: Other Secured Claims..................  Unimpaired    not entitled to vote
MMLC Class 4: USAM Note Claims......................  Impaired      entitled to vote
MMLC Class 5: General Unsecured Claims..............  Unimpaired    not entitled to vote
MMLC Class 6: Inter-Company Claims..................  Impaired      entitled to vote

B. Treatment

     1. Unimpaired Classes of Claims

     (a) Allowed Priority Claims: Unless the Holder of an Allowed Priority Claim and the Debtors agree to different treatment, each Holder of an Allowed Priority Claim in the class of Priority Claims for a Debtor shall receive from the applicable Reorganized Debtor, in full satisfaction, settlement, release and discharge of such Allowed Priority Claim, one of the following alternative treatments at the election of the applicable Debtor:

          (i) to the extent due and owing as of the Effective Date, such Allowed Priority Claim shall be paid in full in Cash on the Effective Date; or

          (ii) to the extent due and owing after the Effective Date, such Allowed Priority Claim shall be paid in full in Cash when and as such Claim becomes due and owing in the ordinary course of business.

     Any default with respect to any Allowed Priority Claim that occurred before or after the commencement of the Chapter 11 Cases shall be cured upon the Effective Date. Claims in all classes of Priority Claims are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (b) Allowed Other Secured Claims: Unless the Holder of an Allowed Other Secured Claim and the Debtors agree to different treatment, each Holder of an Allowed Other Secured Claim in the class of Other Secured Claims for a Debtor shall receive, in full satisfaction, settlement, release and discharge of such Allowed Other Secured Claim from the applicable Reorganized Debtor, one of the following alternative treatments at the election of the applicable Debtor:

          (i) the legal, equitable and contractual rights to which such Holder of an Allowed Other Secured Claim is entitled shall be reinstated and such Holder shall be paid by the applicable Debtor in accordance with such legal, equitable and contractual rights; or

          (ii) the applicable Debtor shall surrender all collateral securing such Allowed Other Secured Claim to the Holder thereof, in full satisfaction, settlement, release and discharge of such Holder's Allowed Secured Claim, without representation of, warranty by or recourse against the Debtors or the Reorganized Debtors.

     Any default with respect to any Allowed Other Secured Claim that occurred before or after the commencement of the Chapter 11 Cases shall be cured upon the Effective Date. Claims in all classes of Other Secured Claims are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (c) Allowed General Unsecured Claims: Unless the Holder of an Allowed General Unsecured Claim and the Debtors agree to different treatment, each Holder of an Allowed General Unsecured Claim shall receive one of the following alternative treatments from the applicable Reorganized Debtor at the election of such Reorganized Debtor:

          (i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors on the Effective Date;

          (ii) to the extent not due and owing on the Effective Date, such Claim will be paid in full in Cash by the Reorganized Debtors (x) when and as such Claim becomes due and owing in the ordinary course of business (y) or, to the extent such Claim arises as a result of the rejection of an executory contract or unexpired lease pursuant to Article VI hereof, on the date such Claim becomes an Allowed Claim; or

          (iii) such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to section 1124 of the Bankruptcy Code.

Claims in all classes of General Unsecured Claims are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (d) Allowed Subsidiary Stock Interests: On the Effective Date, all Debtors which own Subsidiary Stock Interests shall retain, on account of its Allowed Subsidiary Stock Interests, one hundred (100%) percent of its Subsidiary Stock Interests, together with the legal, equitable and contractual rights to which such Holder is entitled. Stock Interests in all classes of Subsidiary Stock Interests are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (e) Allowed Convertible Debenture Claims: The contractual rights of the holders of the Convertible Debentures are unaltered by the Plan. AWI shall pay the Convertible Debentures in accordance with their terms. Any default with respect to any AWI Class 5 Convertible Debenture Claims that occurred prior to the Effective Date shall be cured upon the Effective Date and the maturity of the Convertible Debentures shall be reinstated in accordance with the terms of
Section 1124 of the Bankruptcy Code. The claims in AWI Class 5 are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (f) Allowed AWI Series F Preferred Stock Interests. On the Effective Date, each Holder of an Allowed AWI Series F Preferred Stock Interest shall retain on account thereof one hundred percent of its Allowed AWI Series F Preferred Stock Interest, together with the legal, equitable and contractual rights to which such Holder is entitled. Series F Preferred Stock Interests in AWI Class 8 are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (g) Allowed AWI Series C Preferred Stock Interests. On the Effective Date, each Holder of an Allowed AWI Series C Preferred Stock Interest shall retain on account thereof one hundred percent of its Allowed AWI Series C Preferred Stock Interest, together with the legal, equitable and contractual rights to which such Holder is entitled. Series C Preferred Stock Interests in AWI Class 9 are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

     (h) Allowed Old Stock Interests. On the Effective Date, each Holder of an Allowed Old Stock Interest shall retain on account of its Old Stock Interest, one hundred percent (100%) of its Old Stock

Interest, together with the legal, equitable and contractual rights to which such Holder is entitled. AWI Class 10 Old Stock Interests are unimpaired under the Plan and, therefore, are deemed to have accepted the Plan.

2. Impaired Classes of Claims and Interests

     (a) Bank Secured Claims: On the Effective Date, each Holder of an Allowed Bank Secured Claim, other than an Allowed Interest Rate Swap Agreement Claim, in full satisfaction of such Allowed Claim shall receive an amended and restated promissory note issued pursuant to the Restated Credit Agreement evidencing loans under the Restated Credit Agreement in a principal amount equal to such Holder's Allowed Bank Secured Claim. Holders of Allowed Bank Secured Claims, other than an Allowed Interest Rate Swap Agreement Claim, will be allocated loans of the different types provided under the Restated Credit Agreement (e.g., Revolving Loans, A Term Loans and/or B Term Loans) in accordance with the elections made by the holders of Allowed Bank Secured Claims, as adjusted in accordance with the allocation provisions of the Summary of Restated Credit Agreement. The Restated Credit Agreement shall be effective on the Effective Date. The Restated Credit Agreement and the Restated Ancillary Credit Agreement Documents shall govern the rights and obligations of the Reorganized Debtors and the holders of Bank Secured Claims. The liens securing the Allowed Bank Secured Claims and the extent, validity and priority of those liens will not be discharged or affected in any manner by the Plan or by Confirmation but rather will continue in effect under the Restated Ancillary Credit Agreement Documents and will secure the obligations of the Reorganized Debtors to (i) the Agent Banks, letter of credit issuer and lenders under the Restated Credit Agreement and the Restated Ancillary Credit Agreement Documents, (ii) counterparties to Interest Rate Swap Agreements and (iii) Holders of New Secured Notes such that upon the receipt of the proceeds of the liquidation of any collateral subject to such liens, after the payment of applicable expenses, the proceeds thereof will be allocated to each of the foregoing groups based on the principal amount of the obligations owed to such group compared to the total principal amount of the obligations owed to all such groups. The Bank Secured Claims other than Interest Rate Swap Agreement Claims are hereby Allowed in an amount equal to the sum of
(i) the aggregate principal balance of the loans and letter of credit exposure outstanding on the Petition Date under the Credit Agreement, plus (ii) all accrued and unpaid interest, fees and other amounts as of the Petition Date under the Credit Agreement, plus (iii) interest, fees and other amounts payable pursuant to the Credit Agreement and accruing after the Petition Date; provided however, that default interest shall not accrue or be payable by the Debtors. The claims in each Class 2 for each Debtor are impaired under the Plan and therefore, holders of Allowed Bank Secured Claims are entitled to vote to accept or reject the Plan. Interest Rate Swap Agreement Claims are hereby Allowed shall be paid and satisfied in accordance with the terms of the applicable Interest Rate Swap Agreement, except that any default under the applicable Interest Rate Swap Agreement arising solely from the commencement of the Chapter 11 Cases shall be disregarded but otherwise shall be enforceable against the parties thereto in accordance with its terms.

     (b) Allowed Discount Note Claims: On the Effective Date, each Holder of an Allowed Discount Note Claim shall receive in full satisfaction, settlement, release and discharge of such Allowed Claim (1) shares of New Series A Preferred Stock equal to each Holder's Discount Note Claim multiplied by the Preferred Stock Distribution Fraction and (2) a pro rata share of 16,634,483 shares of Old Common Stock. AWI Class 4 is impaired under the Plan and, therefore, holders of Allowed Discount Note Claims are entitled to vote to accept or reject the Plan.

     (c) Allowed USAM Note Claims: On the Effective Date, each Holder of an Allowed USAM Note Claim shall receive in full satisfaction, settlement, release and discharge of such Allowed Claim: (1) a pro rata share of the New Secured Notes; (2) New Senior Notes for a principal amount equal to the product of each Holder's USAM Unsecured Note Claim multiplied by the New Senior Notes Distribution Fraction; and (3) Shares of New Series A Preferred Stock equal to the product of each Holder's USAM Unsecured Note Claim, multiplied by the Preferred Stock Distribution Fraction. AWCI Class 4, AWHI Class 4, ACE Class 4, ACV Class 4, MMCI Class 4, MCCA Class 4, MMLC Class 4, PNI Class 4, PI Class 4, PNFC Class 4, PNA Class 4, PNC Class 4, PNM Class 4, PNNC Class 4, PNSF Class 4 and PNII Class 4 are impaired under the Plan and, therefore, the holders of Allowed USAM Note Claims in such classes are entitled to vote to accept or reject the Plan.

     (d) Allowed Senior Note Claims: On the Effective Date, each Holder of an Allowed Senior Note Claim shall receive in full satisfaction, settlement, release and discharge of such Allowed Claim: (1) New Senior Notes for a principal amount equal to the product of each Holder's Senior Note Claim multiplied by the New Senior Notes Distribution Fraction; and (2) Shares of New Series A Preferred Stock equal to the product of each Holder's Senior Note Claim multiplied by the Preferred Stock Distribution Fraction. AWCI Class 5 is impaired under the Plan and, therefore, holders of Allowed Senior Note Claims are entitled to vote to accept or reject the Plan.

     (e) Allowed Inter-Company Claims: On the Effective Date, all Inter-Company Claims shall receive, in full satisfaction, settlement, release and discharge of such Allowed Inter-Company Claims, one (1) share of New Series A Preferred Stock. Each class of Intercompany Claims is impaired under the Plan and, therefore, Holders of Allowed Inter-Company Claims are entitled to vote to accept or reject the Plan.

C. Special Provision Governing Unimpaired Claims

     Except as otherwise provided in the Plan, including as provided in Article X hereof, nothing under the Plan shall affect the Debtors' or the Reorganized Debtors' rights in respect of any Unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against such Unimpaired Claims.

                                   ARTICLE IV

                          NON-CONSENSUAL CONFIRMATION

     In the event that any Impaired Class of Claims fails to accept the Plan in accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtors reserve the right (a) to request that the Bankruptcy Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code and/or (b) to modify the Plan in accordance with Article XII.C of the Plan.

                                   ARTICLE V

                      MEANS FOR IMPLEMENTATION OF THE PLAN

     The New Senior Notes, New Secured Notes and New Series A Preferred Stock to be distributed to Holders of Allowed Old Note Claims pursuant to the Plan shall be issued pursuant to the exemption set forth in Section 1145(a)(1 ) of the Bankruptcy Code and shall be freely tradable, without restriction, by such Holders except to the extent any such Holder is an underwriter as provided in
Section 1145(b)(1) of the Bankruptcy Code. The Credit Agreement will be modified in accordance with the terms of the Restated Credit Agreement and the Restated Ancillary Credit Agreement Documents and will be executed and delivered on the Effective Date. The indentures under which the New Senior Notes and New Secured Notes will be issued will be qualified under the Trust Indenture Act of 1939.

A. Continued Corporate Existence

     Except as otherwise provided in the Plan or the Confirmation Order, the Debtors shall, as Reorganized Debtors, continue to exist after the Effective Date as separate corporate entities, each with all the powers of a corporation or limited liability company, as applicable, under the laws of the respective state of incorporation or formation and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. On and after the Effective Date, the Reorganized Debtors may operate their business and may use, acquire or dispose of their property and compromise or settle any Claims or Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order.

B. Vesting of Assets

     On the Effective Date, each of the following transactions shall occur in the order listed: (i) except as otherwise provided in the Plan or the Confirmation Order including with respect to the continuation of all liens and creation of new liens for the Allowed Bank Secured Claims and New Secured Notes, all property of the Estates, and any property acquired by the Debtors or the Reorganized Debtors under the Plan, shall vest in the Reorganized Debtors, free and clear of all Claims, liens, charges, or other encumbrances and Interests except as provided in the Plan, the Confirmation Order and the Restated Credit Agreement including with respect to the continuation of all liens for the Allowed Bank Secured Claims; (ii) AWCI will issue the New Senior Notes, AWHI will issue the New Secured Notes and AWCI and AWI will issue the New Series A Preferred Stock; and (iii) the Restated Ancillary Credit Agreement Documents and the Intercreditor Agreement will become effective. On the Effective Date, the Reorganized Debtors shall take all such actions as may be necessary or appropriate to effect the issuance of the New Senior Notes, the New Secured Notes, the New Series A Preferred Stock and to make the Restated Credit Agreement effective on the terms and conditions set forth in the Plan. Without limiting the foregoing, the liens securing the Allowed Bank Secured Claims and the extent, validity and priority of those liens will not be discharged or affected in any manner by the Plan or by Confirmation but rather will continue in effect under the Restated Ancillary Credit Agreement Documents and will secure the obligations of the Reorganized Debtors to (i) the Agent Banks, letter of credit issuer and lenders under the Restated Credit Agreement and the Restated Ancillary Credit Agreement Documents, (ii) counterparties to hedging agreements who were lenders or affiliates thereof at the time the applicable hedging agreement was entered and (iii) holders of New Secured Notes such that upon the receipt of the proceeds of the liquidation of any collateral subject to such liens, after the payment of applicable expenses, the proceeds thereof will be allocated to each of the foregoing groups based on the principal amount of the obligations owed to such group compared to the total principal amount of the obligations owed to all such groups.

C. Cancellation of Instruments and Securities

     Subject to the provisions of Article VII.B(1) and (2) of the Plan, on the Effective Date, except to the extent provided otherwise in the Plan, the Old Notes and the Old Note Indentures, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guaranties, and other instruments and documents, shall no longer be outstanding, shall be canceled, retired, and deemed terminated, and shall cease to exist. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Old Note Indentures, shall be deemed to be canceled, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code.

D. Issuance of New Securities; Execution of Related Documents

     On the Effective Date, the Reorganized Debtors shall issue or cause to be issued all securities, instruments, certificates, and other documents required to be issued pursuant to the Plan. The Reorganized Debtors shall execute and deliver such other agreements, documents and instruments as are required to be executed pursuant to the terms of the Plan.

E. Corporate Governance, Directors and Officers, and Corporate Action

     1. Certificate of Incorporation and Bylaws

     On the Effective Date, the certificates of incorporation and by laws and certificates of formation of each Debtor, as applicable, as in effect immediately prior to the Effective Date, shall continue in full force and effect following the Effective Date except that the certificates of incorporation and certificates of formation of the Reorganized Debtors, as applicable, will prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a) of the Bankruptcy Code. On or before the Effective Date, each of the Reorganized Debtors shall amend its certificate of incorporation and bylaws and certificates of formation to the extent required to comply with the requirements of the Bankruptcy Code.

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

After the Effective Date, the Reorganized Debtors may amend and restate their certificates of incorporation and bylaws and certificates of formation as provided therein or by applicable law. AWCI will file the Certificate of Designation for the Series A Preferred Stock with the Secretary of State of Delaware.

F. Directors and Officers

     1. The Reorganized Debtor.

     Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, (i) the directors or managing members of each Debtor, as applicable, immediately prior to the Effective Date shall be the initial directors or managing members of each Reorganized Debtor and (ii) the officers of each Debtor immediately prior to the Effective Date shall be the initial officers of each Reorganized Debtor. Pursuant to section 1129(a)(5), the Debtors will disclose, on or prior to the Confirmation Date, the identity and affiliations of any other Person proposed to serve on the initial board of directors or as a managing member of the Reorganized Debtors or as an initial officer of the Reorganized Debtors, and, to the extent such Person is an Insider, the nature of any compensation for such Person. The classification and composition of the board of directors shall be consistent with the certificates of incorporation. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of its certificate of incorporation and bylaws and certificate of formation, as applicable, of the Reorganized Debtors and the applicable corporation or limited liability company law of the state in which the Reorganized Debtor is organized.

     2. Corporate Action

     On the Effective Date, and as provided in the Plan, the adoption of the certificate of incorporation and the by-laws, the selection of directors and officers for the Reorganized Debtors, and all actions of the Debtors and the Reorganized Debtors contemplated by the Plan shall be deemed, without further action of any kind or nature, to be authorized and approved in all respects (subject to the provisions of the Plan and Confirmation Order). All matters provided for in the Plan involving the corporate structure of the Debtors and the Reorganized Debtors and any corporate action required by the Debtors and the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred in accordance with applicable state law and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors and the Reorganized Debtors. Notwithstanding the foregoing, on the Effective Date the appropriate officers and members of the boards of directors of the Reorganized Debtors are and shall be authorized and directed to take or cause to be taken all such actions as may be necessary or appropriate to issue, execute and deliver the agreements, documents, certificates, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

                                   ARTICLE VI

             TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumption of Executory Contracts and Unexpired Leases

     Effective on and after the Effective Date, all executory contracts and unexpired leases, including, without limitation, all Compensation and Benefit Plans, to which any of the Debtors are a party shall be deemed to have been assumed by that respective Debtor in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code, except for those executory contracts and unexpired leases that (1) have been rejected by order of the Bankruptcy Court, (2) are the subject of a motion to reject pending on the Effective Date, (3) are identified as being rejected on a list to be Filed and served on the non-Debtor parties to such agreements listed thereon by Debtors on or before the Confirmation Date, or (4) are rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute (i) approval of such assumptions pursuant to Sections 365(a) and 1123 of the Bankruptcy Code and (ii) the consent of any non-Debtor party to any executory contract

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

or unexpired lease that may otherwise be required, under the terms of such executory contract or unexpired lease, to the consummation of the Plan.

B. Claims Based on Rejection of Executory Contracts or Unexpired Leases

     All proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be Filed with the Bankruptcy Court within thirty (30) days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Holders of such Claims who fail to File proofs of claims within such deadline(s) shall be forever barred from asserting such Claims against the Debtors, and Reorganized Debtors, including their respective Estates, unless otherwise ordered by the Bankruptcy Court or provided for in this Plan. Claims arising from the rejection of executory contracts or unexpired leases that become Allowed Claims shall be classified and treated as General Unsecured Claims of the Debtor who was party to the rejected agreement.

C. Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to
Section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties thereto may otherwise agree. In the event of a dispute regarding: (1) the existence of any default or the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the executory contract or unexpired lease to be assumed or (3) any other matter pertaining to assumption of such contracts or leases, any cure payments required by Section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order by the Bankruptcy Court resolving the dispute and otherwise approving the assumption.

D. Indemnification of Directors, Officers and Employees

     The obligations of the Debtors to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in the Debtors' constituent documents or by a written agreement with the Debtors or the law of the state in which the Reorganized Debtor is organized, shall be deemed and treated as executory contracts that are assumed by the Debtors pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Any such indemnification obligations shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

                                  ARTICLE VII

                       PROVISIONS GOVERNING DISTRIBUTIONS

A. Timing of Distributions

     Except as otherwise provided herein or by order of the Bankruptcy Court, distributions to be made on the Effective Date on account of Claims and Interests that are Allowed as of the Effective Date and are entitled to receive distributions under the Plan shall be made on the Effective Date or as promptly thereafter as practicable.

B. Methods of Distribution

     Distributions to Holders of Bank Secured Claims. All distributions provided for in the Plan on account of Allowed Bank Secured Claims shall be made by AWHI or the Reorganized Debtors to the Administrative Agent Bank for delivery by the Administrative Agent Bank to individual Holders of such Claims in accordance with the provisions of the Restated Credit Agreement, or as otherwise agreed

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

between the Administrative Agent Bank and any holder of an Allowed Bank Secured Claim, subject to any Agent Bank Charges as provided in the Restated Credit Agreement.

     1. Distributions to Holders of Old Note Claims

     (a) Distributions from Reorganized Debtors. All distributions provided for in the Plan on account of Allowed Old Notes Claims shall be made by the Debtors to the Exchange Agent for delivery by the Exchange Agent to individual holders of such Claims as provided in the Plan. Notwithstanding the provisions of
Article V.C above regarding cancellation of the Old Notes Indentures, the distribution provisions of the Old Notes Indentures shall continue in effect to the extent necessary to authorize the Exchange Agent to receive and distribute to Holders of Allowed Old Notes Claims distributions received by the Exchange Agent pursuant to the Plan on account of Allowed Old Notes Claims and shall terminate completely upon completion of all distributions. The Reorganized Debtors shall have no liability for any act or omission of the Exchange Agent. The Exchange Agent shall serve without bond and may employ or contract with other entities to assist in or make the distributions required by the Plan.

     (b) Distributions from the Exchange Agent. As soon as practicable after the Effective Date, the Reorganized Debtors shall cause the Exchange Agent to send a letter of transmittal to each Holder of an Allowed Old Notes Claim advising such Holder of the effectiveness of the Plan and the instructions for delivering to the Exchange Agent any Old Notes in exchange for the New Senior Notes, New Secured Notes, the New Series A Preferred Stock and the Old Common Stock issuable or distributable pursuant to the Plan. Such letter of transmittal shall specify that delivery of any Old Notes shall be effected, and that risk of loss and title thereto shall pass, only upon delivery of such Old Notes to the Exchange Agent in accordance with the terms and conditions of such letter of transmittal. Such letter of transmittal shall be in such form and have such other provisions as Debtors may reasonably require.

     (c) Lost or Stolen Notes. In addition to any requirements under the Old Notes Indentures, or any related agreement, in the event any Old Notes shall have been lost, stolen or destroyed, then upon the delivery to the Exchange Agent of an affidavit attesting to the fact by the Holder of the Old Note Claim relating to such note, and the posting by such Holder of a bond or the giving by such Holder of an indemnity as may be reasonably required by the Reorganized Debtors as indemnity against any claim that may be made against either of them with respect to such note, the Exchange Agent shall issue the New Senior Notes, New Secured Notes, the shares of New Series A Preferred Stock and the shares of the Old Common Stock, and any dividends and other distributions with respect thereto, issuable or payable in exchange for such lost, stolen, or destroyed note pursuant to the provisions of the Plan. Upon compliance with this Article VII.B.2(c) by a Holder of an Allowed Claim evidenced by an Old Note or such Holder shall, for all purposes under the Plan, be deemed to have surrendered such note.

     (d) Failure to Surrender Canceled Notes. Any Holder of an Old Note Claim that fails to surrender or is deemed to have failed to surrender any applicable Old Notes required to be delivered hereunder, or fails to comply with the provisions of Article VII.B.2(c) hereof, shall (i) within 180 days after the Effective Date, be entitled to look only to the Reorganized Debtors for their distributions under the Plan, or (ii) within three (3) years after the Effective Date, have its Claim for a distribution pursuant to the Plan on account of such an Old Note discharged and be forever barred from asserting any such Claim against the Reorganized Debtors or their property and, in such case, any New Senior Notes, New Secured Notes, shares of New Series A Preferred Stock or shares of Old Common Stock held for distribution on account of such Claim or Interest shall be disposed of pursuant to the provisions of Article VII.C hereof.

     (e) Distribution Record Date. As of the close of business on the Distribution Record Date, the respective transfer books and records for the Old Notes as maintained by the pertinent Indenture Trustee (in the case of the Old Notes), or their respective agents, shall be closed and any transfer of Old Notes or any interest therein shall be prohibited. The Reorganized Debtors, the Exchange Agent and their respective agents shall have no obligation to recognize the transfer of any Old Notes occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

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

     (f) Unregistered Transfers. In the event of a transfer of ownership of an Old Note that is not registered in the respective transfer books and records of the pertinent Indenture Trustee, the property to be distributed to the Holder of the Old Note Claim with respect to such Claim or Interest shall be delivered to the Holder of record on the Distribution Record Date unless the transferee of such Holder delivers an executed letter of transmittal to the Exchange Agent, in form satisfactory to the Exchange Agent, accompanied by such documents as are required to evidence and effect such transfer and to evidence that all applicable transfer taxes have been paid.

     (g) New Senior Notes, New Secured Notes or Stock Issued in Different
Name. If any New Senior Notes, New Secured Notes, New Series A Preferred Stock or Old Common Stock is to be issued or distributed in a name other than that in which the Old Note surrendered in exchange therefor is registered, it shall be a condition of such exchange that (i) the Old Note so surrendered shall be transferable, and shall be properly assigned and endorsed, (ii) such transfer shall otherwise be proper and (iii) the Holder requesting such transfer shall pay all transfer or other taxes payable by reason of the foregoing and establish to the satisfaction of the Exchange Agent that such taxes have been paid.

     (h) Dividends With Respect to Unexchanged Notes. Whenever a payment is due with respect to the New Senior Notes, New Secured Notes or a dividend or other distribution is declared with respect to New Series A Preferred Stock or Old Common Stock, and the payment date or the record date for such distribution, as applicable, is on or after the Effective Date, such payment or declaration shall be made to the person to whom the New Note, New Secured Notes, New Series A Preferred Stock, Old Common Stock as applicable, is issuable and shall include dividends or other distributions with respect to all shares of New Series A Preferred Stock or Old Common Stock, issuable or distributable pursuant to the Plan. No payment or dividends or other distributions with respect to New Series A Preferred Stock or Old Common Stock, as applicable, shall be paid to any holder of any unsurrendered Old Note until the same is surrendered for exchange in accordance with the provisions of this Article VII.B. Subject to applicable law, following the surrender of any Old Note, there shall be issued or distributed to the Holder of such Old Notes, the New Senior Notes, New Secured Notes and certificates representing shares of New Series A Preferred Stock and Old Common Stock issued or distributed in exchange therefor, together with the dividends or other distributions payable with respect to such shares of New Series A Preferred Stock and Old Common Stock. For purposes of dividends or other distributions with respect to shares of New Series A Preferred Stock and Old Common Stock, all such shares to be issued or distributed pursuant to the Plan shall be deemed issued and distributed as of the Effective Date.

     (i) Voting With Respect to Unexchanged Notes.  Subject to the provisions of
Article VII.B.2(d) hereof, at any meeting of stockholders of New Series A Preferred Stock or Old Common Stock with a record date on or after the Effective Date, registered Holders of unsurrendered Old Notes shall be entitled to vote the number of shares of New Series A Preferred Stock or Old Common Stock represented by such Old Notes, regardless of whether such Holders have exchanged their Old Notes; provided, that any such vote shall be at the times, upon the conditions, and in the manner prescribed by the certificate of incorporation and by-laws of AWCI or AWI, as applicable.

     (j) Fractional Shares. Notwithstanding any other provision of the Plan to the contrary, New Series A Preferred Stock and Old Common Stock shall only be issued in whole shares; provided, however, that any Holder of a claim who would otherwise be entitled to a fraction of a share greater than one half shall have its distribution rounded up to the next whole number of shares.

     2. Distributions to Holders of General Unsecured Claims

     All distributions provided for in the Plan on account of Allowed General Unsecured Claims shall be made by the Reorganized Debtor liable for the payment thereof, by the means agreed to by the applicable Reorganized Debtor and the Holder, including by check drawn on a domestic bank or by wire transfer from a domestic bank, or, in the absence of an agreement, such commercially reasonable manner as the applicable Reorganized Debtor shall determine in its sole discretion.

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

     3. Distributions to Holders of Inter-Company Claims

     All distributions provided for in the Plan on account of Allowed Inter-Company Claims shall be made by AWCI, or, as provided in the Confirmation Order.

C. Undeliverable and Unclaimed Distributions

     1. Delivery of Distributions

     All property under the Plan to be distributed by mail shall be sent to the latest mailing address Filed with the Bankruptcy Court for the party entitled thereto, or, if no such mailing address has been so Filed, the mailing address reflected in the Debtors' books and records or, in the case of the Holders of Allowed Old Note Claims, to the latest mailing address maintained of record by the pertinent Indenture Trustee or, if no mailing address is maintained of record, to the pertinent Indenture Trustee.

     2. Undeliverable Distributions

     If any distribution to the Holder of an Allowed Claim is returned as undeliverable, no further distributions shall be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder's then-current address. Undeliverable distributions made by the Reorganized Debtors or the Exchange Agent shall be returned to the Reorganized Debtors and shall remain in the possession of the Reorganized Debtors pursuant to this
Article VII.C until such time as a distribution becomes deliverable. The Reorganized Debtors shall have no obligation to attempt to locate any Holder with regard to whom a distribution has been returned as undeliverable, forwarding time expired or similar indication. Undeliverable distributions shall not be entitled to any interest, dividends or other accruals of any kind.

     3. After Distributions Become Deliverable

     Within 20 days after the end of each calendar quarter following the Effective Date, the Reorganized Debtors shall make all distributions, as provided herein or in the Confirmation Order, that become deliverable during the preceding calendar quarter.

     4. Failure to Claim Undeliverable Distributions

     The Reorganized Debtors shall File with the Bankruptcy Court, on each anniversary following the Effective Date and prior to the time the Chapter 11 Cases are closed, a listing of the Holders of unclaimed distributions. This list shall be maintained until the entry of an order and/or Final Decree concluding the Chapter 11 Cases. Any Holder of an Allowed Claim that does not assert a Claim pursuant to the Plan for an undeliverable distribution within one year after the Effective Date shall have its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtor or its property. In such cases: (i) any Cash held for distribution on account of such Claims shall be property of the Reorganized Debtors, in accordance with Article VII.C.2, free of any restrictions thereon; and (ii) any New Senior Notes, New Secured Notes, New Series A Preferred Stock or Old Common Stock held for distribution on account of such Claims or Interests shall be canceled and of no further force or effect. Nothing contained in the Plan or Confirmation Order shall require the Reorganized Debtors, the Administrative Agent Bank, the Exchange Agent, the Old Indenture Trustees or the disbursing agents to attempt to locate any Holder of an Allowed Claim or Allowed Interest.

D. Compliance with Tax Requirements

     In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any other provision of this Plan, each Person or Entity that has received any distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligation imposed by any governmental unit, including income, withholding and tax obligations, on account of such distribution.

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

E. Compensation and Reimbursement for Services Related to Balloting and Distributions

     1. Administrative Agent Bank and Indenture Trustees

     All reasonable fees and expenses incurred by the Administrative Agent Bank and the Indenture Trustees during the period from the Petition Date through the Effective Date, including reasonable fees and expenses of Professionals retained by the Administrative Agent Bank or the Indenture Trustees, shall be paid by the Debtors as Administrative Expense Claims.

     The foregoing payments will be sufficient to pay in full, satisfy and discharge all Agent Bank Charges and any fees, expenses or other charges secured by Indenture Trustee Charging Liens. Notwithstanding the foregoing, in the event the Debtors or the Reorganized Debtors dispute the reasonableness of any fees or expenses to be paid to the Administrative Agent Bank or the Indenture Trustee, either directly or through assumption of the Indenture Trustee's Charging Lien, such dispute shall be submitted to the Bankruptcy Court for resolution and, in such event, such fees and expenses shall be paid to the Administrative Agent Bank or the Indenture Trustee only to the extent ordered by the Bankruptcy Court.

     2. Exchange Agent, Information Agent and Disbursing Agents

     The Exchange Agent, the Information Agent and each disbursing agent providing services related to distributions pursuant to the Plan shall receive from the Reorganized Debtors, without further Bankruptcy Court approval, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments shall be made on terms agreed to with the Reorganized Debtors.

     3. Setoffs

     Except with respect to Bank Secured Claims, the Reorganized Debtors may, pursuant to Section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the Holder of such Allowed Claim; provided, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claims, rights and Causes of Action that the Debtors or the Reorganized Debtors may possess against such Holder.

                                  ARTICLE VIII

                    PROCEDURES FOR RESOLVING DISPUTED CLAIMS

A. Prosecution of Objections to Claims and Interests

     From and after the Confirmation Date, the Reorganized Debtors shall have the exclusive authority to object, settle, compromise, withdraw, assign or litigate to judgment any and all objections to Claims, without notice to any party in interest except the party whose Claim is the subject of the objection or litigation. From and after the Confirmation Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

B. Estimation of Claims

     The Debtors or the Reorganized Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to
Section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtors have previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the

Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or Reorganized Debtors may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanisms approved by the Bankruptcy Court.

C. Payments and Distributions on Disputed Claims

     Notwithstanding any provision in the Plan or Confirmation Order to the contrary, except as otherwise agreed to by the Reorganized Debtors in their sole discretion, or as otherwise ordered by the Bankruptcy Court, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until the resolution of such disputes by settlement or Final Order. Subject to the provisions of Article VIII.A hereof, after a Disputed Claim becomes an Allowed Claim, the Holder of such Allowed Claim shall receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) and a Disputed Claim(s) shall receive the appropriate payment or distribution on the Allowed Claim(s), although, except as otherwise agreed by the Reorganized Debtors in its sole discretion, no payment or distribution shall be made on the Disputed Claim(s) until such dispute is resolved by settlement or Final Order.

                                   ARTICLE IX

                CONDITIONS PRECEDENT TO CONSUMMATION OF THE PLAN

A. Condition to Confirmation

     The Plan shall not be confirmed by the Bankruptcy Court unless the Class of holders of Bank Secured Claims has voted to accept the Plan by the requisite statutory majorities provided in section 1126(c) of the Bankruptcy Code and the conditions to confirmation provided for in the Summary of Terms of Restated Credit Agreement have been satisfied or waived in accordance with the provisions of Article IX.C.

B. Conditions to Effective Date

     The following are conditions to the Effective Date that may be satisfied or waived in accordance with Article IX.C below:

          1. The Bankruptcy Court shall have made findings of fact and conclusions of law as to Confirmation of the Plan and shall have entered the Confirmation Order on the docket for the Chapter 11 Cases on or before December 31, 2001, in each case satisfactory to the Debtors and the Lead Agents;

          2. At least 10 days have elapsed since the Confirmation Date and the Confirmation Order shall have become a Final Confirmation Order.

          3. All Telecommunication Authorizations required to effectuate the transactions contemplated by the Plan have been obtained and are in full force and effect.

          4. All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

          5. The Debtors have received all authorizations, consents, regulatory approvals, rulings, letters, opinions or documents that are determined by the Debtors to be necessary to implement the Plan.

          6. All conditions precedent to the effectiveness of the Restated Credit Agreement have been satisfied or waived in accordance with the provisions of Article IX.C.

          7. The Plan is consummated on or before January 15, 2002.

C. Waiver of Conditions

     The Debtors may waive with the written consent of the Lead Agents any of the conditions set forth in this Article IX without leave or order of the Bankruptcy Court and without any formal action.

D. Effect of Vacation of Confirmation Order

     If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors; or (3) constitute an admission, acknowledgement, offer or undertaking by the Debtors in any respect.

                                   ARTICLE X

                   RELEASE, INJUNCTION AND RELATED PROVISIONS

A. Subordination

     The classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto whether arising under general principles of equitable subordination, Section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to this Article X.A.

B. Limited Releases by the Debtors

     Except as otherwise specifically provided in the Plan or the Confirmation Order, for good and valuable consideration, including, but not limited to, the commitment and obligation of the Lender Releasees to provide financial support necessary for consummation of the Plan, including the financial accommodations reflected in the Restated Credit Facility, and the service of the D&O Releasees to facilitate the expeditious reorganization of the Debtors, the Lender Releasees, and the D&O Releasees are released, as of the Effective Date, by the Debtors and the Reorganized Debtors and their subsidiaries from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Debtors, their subsidiaries or respective Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Person or Entity, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date related to the Debtors; provided, that the foregoing provisions of this Article X.B shall, as to the Lender Releasees, apply solely to claims arising from or related to the lender/borrower relationship between such Lender Releasees and the Debtors, and shall have no effect on the liability of any Person or Entity (a) that results from any act or omission that is determined in a Final Order to have constituted fraud, gross negligence or willful misconduct, (b) in respect of any (1) loan, advance or similar payment by the Debtors or their subsidiaries to any such Person or Entity or (2) contractual obligation owed by such Person or Entity to the Debtors or their subsidiaries or (c) for any claim held by any creditor, interest holder or other person against any Releasee that does not constitute a Claim of the Debtors or their Estates.

C. Exculpation

     The Debtors, the Reorganized Debtors, the Lender Releasees, and the D&O Releasees and their respective members and Professionals (acting in such capacity) shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, or any other act taken or omitted to be taken in connection with the Debtor's Chapter 11 Cases; provided, that the foregoing provisions of this Article X.C shall have no effect on the liability of any Person or Entity that results from any act or omission that is determined in a Final Order to have constituted fraud, gross negligence or willful misconduct.

D. Discharge of Debtors

     Except as otherwise provided herein or in the Confirmation Order, (1) the rights afforded in the Plan and the treatment of all Claims and Interests herein, shall be in exchange for and in complete satisfaction, settlement, discharge and release of all Claims and Interests of any nature whatsoever, known or unknown, (2) on the Effective Date, all such Claims against, or Interests in, the Debtors and the Reorganized Debtors shall be satisfied, discharged, and released in full, and (3) all Persons and Entities shall be precluded from asserting against the Debtors, the Reorganized Debtors or any of their successors or their assets or properties any other or further Claims or Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

E. Injunction

     Except as otherwise expressly provided in the Plan or Confirmation Order, from and after the Effective Date, all Person and Entities who have held, hold or may hold Claims against or Interests in the Debtors are permanently enjoined from: (i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action, Cause of Action or other proceeding of any kind (including, without limitation, in any judicial, arbitration, administrative or other forum) against or affecting the Reorganized Debtors or the Estates on account of or respecting any Claim, Interest, obligation, debt, right, Cause of Action, remedy or liability released or to be released pursuant to this Article X; (ii) enforcing, levying, attaching (including, without limitation, any pre-judgment attachment), collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order in respect of any Claim against the Reorganized Debtors or the Estates on account of or respecting any Claim, obligation, debt, right, Cause of Action, remedy, or liability released or to be released pursuant to this Article X; (iii) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any lien or encumbrance of any kind in respect of any Claim against the Reorganized Debtors or the Estates on account of or respecting any Claim, obligation, debt, right, Cause of Action, remedy, or liability released or to be released pursuant to this Article X; (iv) asserting, directly or indirectly, any setoff, right of subrogation or recoupment right of any kind in respect of any Claim against any debt, liability or obligation due to the Reorganized Debtors or the Estates on account of or respecting any Claim, obligation, debt, right, Cause of Action, remedy, or liability released or to be released pursuant to this Article X; or
(v) commencing or continuing any action or proceeding in any manner or in any place whatsoever that does not conform to or comply with the provisions of this Plan.

F. Term of Injunctions and Stays

     Unless otherwise provided, all injunctions or stays provided for in the Chapter 11 Cases pursuant to Sections 105 or 362 of the Bankruptcy Code or otherwise and in effect on the Confirmation Date shall remain in full force and effect until the Effective Date.

G. Preservation of Rights of Action

     Except as otherwise provided in the Plan, Confirmation Order or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with Section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may exclusively prosecute and enforce any Cause of Action or rights to payment of claims that the Debtors, Reorganized Debtors or their respective Estates may hold against any Person or Entity. The Reorganized Debtors shall retain and may prosecute and enforce all defenses, counterclaims and rights against all Claims and Interests asserted against the Debtors, the Reorganized Debtors or their respective Estates.

                                   ARTICLE XI

                           RETENTION OF JURISDICTION

A. Jurisdiction

     Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising under, or arising in or relating to these Chapter 11 Cases or this Plan to the fullest extent legally permissible by 28 U.S.C. sec. 1334 to hear, and by 28 U.S.C. sec. 157 to determine, all proceedings in respect thereof, including, without limitation, jurisdiction to:

          1. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Expense Claim and the resolution of any and all objections to the allowance or priority of Claims or Interests;

          2. Grant or deny any application for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

          3. Resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which the Debtors are a party or with respect to which the Debtors may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to Article VI hereof to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

          4. Ensure that distributions to Holders of Allowed Claims and Allowed Interests are accomplished pursuant to the provisions of the Plan, including ruling on any motion Filed pursuant to Article VII or VIII;

          5. Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

          6. Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

          7. Resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan;

          8. Permit the Debtors or the Reorganized Debtors to modify the Plan before or after the Effective Date pursuant to Section 1127 of the Bankruptcy Code, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement or the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code;

          9. Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation, implementation or enforcement of the Plan or the Confirmation Order, except as otherwise provided herein;

          10. Resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article X and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

          11. Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, revised, revoked or vacated or distributions pursuant to the Plan are enjoined or stayed;

          12. Determine matters concerning state, local and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

          13. Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order; and

          14. Enter an order and/or Final Decree concluding the Chapter 11
     Cases.

                                  ARTICLE XII

                            MISCELLANEOUS PROVISIONS

A. Dissolution of Committee(s)

     On the Effective Date, the Committee(s) shall dissolve and its members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

B. Payment of Statutory Fees

     All fees payable pursuant to Section 1930 of Title 28 of the United States Code shall be paid by the Estates on or before the Effective Date or from the Reorganized Debtors when otherwise due and owing.

C. Modification of Plan

     Subject to the limitations contained herein, (1) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (2) after the entry of the Confirmation Order, the Reorganized Debtors may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with Section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan, provided however, that the Debtors may make a material Amendment of or modification to the Plan only with the approval of the Lead Agent Banks. For purposes of this provision, any amendment to or modification of the Plan which affects the treatment of the Bank Secured Claims is a material amendment or modification.

D. Revocation of Plan

     The Debtors reserve the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Plan.

E. Plan Controls

To extent there is an inconsistency or ambiguity between any term or provision contained in the Disclosure Statement and the terms and provisions of the Plan, the Plan shall control.

F. Successors and Assigns

     The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

G. Reservation of Rights

     Except as expressly set forth herein, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of this Plan, any statement or provision contained in this Plan or the Disclosure Statement, or the taking of any action by the Debtors with respect to this Plan shall be or shall be deemed to be an admission or waiver of any rights of the Debtors with respect to the Holders of Claims or Interests prior to the Effective Date.

H. Section 1146 Exemption

     Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of any security under or in connection with the Plan, the making or delivery of an instrument of transfer under or in connection with the Plan, or the recording or perfecting of any lien under or in connection with the Plan may not be taxed under any law imposing a stamp tax or similar tax. In order to effectuate Section 1146(c) of the Bankruptcy Code, each recorder of deeds or similar official for any county, city or Governmental Unit in which deeds for transfer of any Property of the Estates are to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such deeds for recording and promptly to record such deeds. The Confirmation Order shall provide that the filing of any objection thereto shall not stay the effect of the Confirmation Order and shall not exempt or excuse any recorder of deeds or similar official from promptly accepting and recording any such deeds.

I. Further Assurances

     The Debtors, the Reorganized Debtors and all Holders of Claims or Interests receiving distributions under the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

J. Severability

     Should any provision in the Plan be determined to be unenforceable, such determination shall in no way limit or affect the enforceability and operative effect of any and all other provisions of the Plan so long as such determination does not affect any material term or benefit of this Plan.

K. Governing Law

     Except to the extent that the Bankruptcy Code is applicable, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

L. Service of Documents

     Any pleading, notice or other document required by the Plan to be served on or delivered to the Debtors or the Reorganized Debtors shall be in writing and served by either (a) certified mail, return receipt requested, postage prepaid,
(b) hand delivery, (c) national overnight courier, freight prepaid or (d) fax, assessed as follows:

        Arch Wireless, Inc.
        1800 West Park Drive
        Suite 250
        Westborough, MA 01581-3912
        Attn: Chief Executive Officer
        Fax: (508) 870-6076
        and

        Arch Wireless, Inc.
        1800 West Park Drive
        Suite 250
        Westborough, MA 01581-3912
        Attn: Patricia A. Gray, Esq.
        Fax: (508) 870-8089

        with copies to:

        Young, Conaway, Stargatt & Taylor
        Rodney Square North -- Eleventh Floor
        P.O. Box 391
        Wilmington, DE 19899-0391
        Attn: James Patton, Esq.
        Fax: (302) 571-1253

        and

        Hale and Dorr LLP
        60 State Street
        Boston, MA 02109
        Attn: Mark N. Polebaum, Esq.
        Fax: (617) 526-5000

M. Filing of Additional Documents

     On or before 10 days prior to the last date to vote to accept or reject the Plan, the Debtors and the Lead Agents shall agree to the forms of such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, including the Restated Credit Agreement, the Restated Ancillery Credit Agreement Documents and the New Senior Note Indenture and New Secured Note Indenture. All such agreements and documents shall be Filed with the Bankruptcy Court prior to the hearing on confirmation of the Plan.

Dated:                , 2001

                                                        ARCH WIRELESS, INC.
                                                        ARCH WIRELESS COMMUNICATIONS, INC.
                                                        ARCH WIRELESS HOLDINGS, INC.
                                                        PAGING NETWORK, INC.
                                                        PAGENET SMR SUB, INC.
                                                        PAGING NETWORK CANADA HOLDINGS, INC.
                                                        PAGENET, INC.
                                                        PAGING NETWORK FINANCING CORP.
                                                        PAGING NETWORK OF AMERICA, INC.
                                                        PAGING NETWORK OF COLORADO, INC.
                                                        PAGING NETWORK OF MICHIGAN, INC.
                                                        PAGING NETWORK OF NORTHERN CALIFORNIA, INC.
                                                        PAGING NETWORK OF SAN FRANCISCO, INC.
                                                        PAGING NETWORK INTERNATIONAL, INC.
                                                        ARCH COMMUNICATIONS ENTERPRISES LLC
                                                        ARCH CONNECTICUT VALLEY, INC.
                                                        MOBILEMEDIA COMMUNICATIONS, INC.
                                                        MOBILE COMMUNICATIONS CORPORATION OF AMERICA
                                                        MOBILMEDIA LICENSE CO. LLC

                                          Debtors and Debtors In Possession

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:  Chief Financial Officer

                                                                         ANNEX B

                        CERTIFICATES OF DESIGNATIONS OF

                        THE EXCHANGEABLE PREFERRED STOCK

                                      AND

                           THE VOTING PREFERRED STOCK

                                                                         ANNEX B

                    CERTIFICATE OF DESIGNATIONS, PREFERENCES
                 AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER
               SPECIAL RIGHTS OF SERIES A JUNIOR VOTING PREFERRED
                          STOCK OF ARCH WIRELESS, INC.

                         PURSUANT TO SECTION 151 OF THE
                        DELAWARE GENERAL CORPORATION LAW

     Arch Wireless, Inc., a Delaware corporation (the "Corporation"), pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, files this Certificate of Designations setting forth a copy of resolutions duly adopted by the Board of Directors of the Corporation, which resolutions remain in full force and effect as of the date hereof, to establish, pursuant to authority expressly vested in the Board of Directors by Article Fourth of the Restated Certificate of Incorporation of the Corporation, the voting powers,
designations, preferences and rights of [     ] (     ) shares of the authorized
Preferred Stock of the Corporation to be designated as "Series A Junior Voting Preferred Stock":

          WHEREAS, the Board of Directors of the Corporation is authorized, within the limitations and restrictions stated in the Restated Certificate of Incorporation, to fix by resolution or resolutions the designation of one or more series of the Corporation's Preferred Stock, $0.01 par value per share, and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution or resolutions of the Board of Directors under the General Corporation Law of the State of Delaware; and

          WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of preferred stock and the number of shares constituting such series;

          NOW, THEREFORE, BE IT

          RESOLVED, that the Board of Directors does create, authorize and provide for the issuance of a series of the Corporation's Preferred Stock,
     $0.01 par value per share, consisting of [     ](     ) shares of the
     authorized Preferred Stock of the Corporation to be designated as "Series A Junior Voting Preferred Stock", with the voting powers, designations, preferences and rights specified below:

     SECTION 1.  DESIGNATION.  [     ](     ) shares of the Corporation's
Preferred Stock shall be designated as "Series A Junior Voting Preferred Stock." The Series A Junior Voting Preferred Stock (the "Series A Preferred Stock") shall sometimes be referred to herein, together with the Corporation's existing Series B Junior Participating Preferred Stock, Series C Convertible Preferred Stock and Series F Cumulative Redeemable Preferred Stock collectively, as the "Preferred Stock."

     SECTION 2. DIVIDENDS. The holders of Series A Preferred Stock shall not be entitled to receive dividends except as otherwise declared by the Board of Directors of the Corporation from funds lawfully available therefor, subject to the prior payment of any dividends on Senior Stock (as defined below).

     SECTION 3.  LIQUIDATION, DISSOLUTION OR WINDING UP.

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each such event, a "Liquidation"), except as provided in Section 3(b) below, subject to the rights of the holders of the Series B Junior Participating Preferred Stock, Series C Convertible Preferred Stock and Series F Cumulative Redeemable Preferred Stock and any other class or series of Preferred Stock that may be created in the future, all of which shall rank prior and superior to the Series A Preferred Stock with respect to Liquidation ("Senior Stock"), the holders of shares of Series A Preferred Stock then outstanding shall be entitled, ratably in proportion to the shares of the Series A

Preferred Stock held by such holders, to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment to the holders of Senior Stock, but before payment to the holders of Common Stock, by reason of their ownership thereof, an amount equal to $.001 per share of the Series A Preferred Stock (subject to appropriate adjustment for any stock splits, stock dividends, recapitalizations, reclassifications or similar events (together referred to as "Recapitalization Events") affecting the Series A Preferred Stock (the "Liquidation Price")).

     (b) If upon any such Liquidation the remaining assets of the Corporation available for distribution to its stockholders, after payment of any amounts in respect of Senior Stock, shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, then the entire assets of the Corporation shall be distributed among the holders of shares of Series A Preferred Stock in proportion to the aggregate liquidation preference of the Series A Preferred Stock.

     (c) After the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock, upon the Liquidation of the Corporation, the holders of shares of Common Stock then outstanding shall be entitled to receive the remaining assets and funds of the Corporation available for distribution to its stockholders.

     SECTION 4. VOTING RIGHTS. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written action of stockholders in lieu of meeting), the holder of each share of Series A Preferred Stock shall be entitled to one vote for each share of Common Stock for which a Unit (as defined below) could then be exchanged pursuant to the terms hereof, which shall initially be 205.56 votes per share. Except as provided by law, or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

     SECTION 5. CONVERSION OR EXCHANGE. The holders of the Series A Preferred Stock shall not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of the Corporation. Notwithstanding the foregoing, such holders will have rights to exchange such shares, together with shares of Series A Exchangeable Preferred Stock, $.01 par value per share ("Arch Sub Exchangeable Preferred Stock"), of [Arch Wireless Communications, Inc./Arch Transition Corp.] ("Arch Sub") into shares of Common Stock on the terms set forth in Sections 7, 8 and 10 hereof and in the Certificate of Incorporation of Arch Sub as amended from time to time (the "Arch Sub Certificate of Incorporation"). The Corporation commits to be bound by the
provisions of the Exchange Agreement, dated as of               , 2001, between
the Corporation and Arch Sub, providing for the issuance by the Corporation of shares of Common Stock upon exchange of the Arch Sub Exchangeable Preferred Stock, a copy of which is attached hereto (the "Exchange Agreement").

     SECTION 6.  TRANSFER RESTRICTIONS; LEGEND.

     (a) No shares of Series A Preferred Stock of the Corporation shall be issued, transferred, repurchased or exchanged and no issuance, transfer, repurchase or exchange shall be recognized by the Corporation or be effective, unless a simultaneous issuance, transfer, repurchase or exchange of a like number of shares of Arch Sub Exchangeable Preferred Stock of Arch Sub is made by or to the same holder. The only certificate representing shares of Series A Preferred Stock that a holder of Series A Preferred Stock shall be entitled to receive shall be a certificate representing both the shares of Series A Preferred Stock held by such holder and the like number of shares of Arch Sub Exchangeable Preferred Stock held by such holder. Shares of Series A Preferred Stock, together with corresponding shares of Arch Sub Exchangeable Preferred Stock, are referred to herein collectively as "Units" and individually as a "Unit".

     (b) Each certificate representing shares of Series A Preferred Stock shall contain or have affixed thereto a legend in form and substance approved by the board of directors of the Corporation with respect to the transfer restriction set forth in this Section 6.

     SECTION 7. OPTIONAL EXCHANGE. Shares of Series A Preferred Stock, as comprising a portion of Units, shall be exchangeable for shares of Common Stock as follows:

     (a) Each share of Series A Preferred Stock comprising a portion of a Unit shall be exchangeable, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into .0005 fully paid and nonassessable shares of Common Stock, subject to adjustment as provided in Section 9 below (the "Exchange Number"). Such holder may only exercise such option if it simultaneously exercises its option to put the share of Arch Sub Exchangeable Preferred Stock comprising the remainder of the Unit to the Corporation in exchange for shares of Common Stock pursuant to the Arch Sub Certificate of Incorporation and the Exchange Agreement.

     In the event of a notice of repurchase of any shares of Series A Preferred Stock comprising a portion of the Units pursuant to Section 10 or 11 hereof, the exchange rights of the shares of Series A Preferred Stock comprising a portion of the Units shall terminate at the close of business on the first full day preceding the date fixed for repurchase, unless the repurchase price (whether payable in cash or shares of Common Stock) is not paid on such repurchase date, in which case the exchange rights for such shares of Series A Preferred Stock comprising a portion of the Units not so repurchased shall continue until such price is paid in full. In the event of a Liquidation of the Corporation, the exchange rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on Liquidation to the holders of Series A Preferred Stock.

     (b) No fractional shares of Common Stock shall be issued upon exchange of the shares of Series A Preferred Stock comprising a portion of the Units. In lieu of any fractional shares to which the holder would otherwise be entitled (after aggregating all Units presented for exchange by such holder), the Corporation shall pay cash equal to such fraction multiplied by the Market Price of the Common Stock.

     As used herein, the "Market Price" of the Common Stock at any date shall, if the Common Stock is then listed on the Nasdaq National Market or any national securities exchange, mean the closing price per share of Common Stock on such date, as officially reported by Nasdaq National Market or such other national securities exchange where the Common Stock may then be listed, and, when used with reference to shares of Common Stock for any period shall mean the average of the daily closing prices per share of Common Stock for such period. The closing price for each day shall be the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices. If the Common Stock is not then listed on the Nasdaq National Market or any national securities exchange, the "Market Price" of the Common Stock at any date shall mean the closing price per share of Common Stock on such date, as officially reported by the over-the-counter electronic bulletin board ("OTCBB"), and, when used with reference to shares of Common Stock for any period shall mean the average of the daily closing prices per share of Common Stock for such period. The closing price for each day shall be the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the OTCBB or such other system then in use, or if not so reported by the OTCBB or such other system then in use, as quoted by the principal market maker.

     (c) In order for a holder of Series A Preferred Stock to exchange shares of Series A Preferred Stock comprising a portion of the Units for shares of Common Stock, such holder shall surrender the certificate or certificates for Units, at the office of the transfer agent for the Series A Preferred Stock or the Arch Sub Exchangeable Preferred Stock (or at the principal office of the Corporation or Arch Sub if the Corporation or Arch Sub serves as its own transfer agent), together with written notice that such holder elects to exchange all or any number of the shares of Series A Preferred Stock comprising a portion of the Units represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation or Arch Sub, certificates surrendered for exchange shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation and Arch Sub, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation or Arch Sub if the Corporation or Arch Sub serves as its own transfer agent) shall be the exchange date

("Optional Exchange Date"), and the shares of Common Stock issuable upon exchange of the shares of Series A Preferred Stock comprising a portion of the Units represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Optional Exchange Date, issue and deliver at such office to such holder of shares of Series A Preferred Stock comprising a portion of the Units, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. In the event that less than all of the shares of Series A Preferred Stock comprising a portion of the Units represented by a certificate are exchanged, a new certificate representing the shares of Series A Preferred Stock not so exchanged shall be issued forthwith.

     (d) All shares of Series A Preferred Stock comprising a portion of the Units which shall have been surrendered for exchange as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Optional Exchange Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor.

     SECTION 8.  MANDATORY EXCHANGE.

     (a) If the Market Price of Common Stock equals or exceeds $3.97 per share (subject to appropriate adjustment for any Recapitalization Events affecting the Common Stock) for any 60 consecutive Trading Days, at the Corporation's option all shares of Series A Preferred Stock comprising a portion of the Units then outstanding may be exchanged for shares of Common Stock as if the holders thereof had elected to exchange all such shares of Series A Preferred Stock comprising a portion of the Units then outstanding pursuant to Section 7 above. The Corporation may only exercise such option if it simultaneously exercises its option to call shares of Arch Sub Exchangeable Preferred Stock comprising the remainder of such outstanding Units in exchange for shares of Common Stock pursuant to the terms of the Arch Sub Certificate of Incorporation and the Exchange Agreement. As used herein, "Trading Days" shall mean days on which the Nasdaq National Market or any national securities exchange are open and conducting trades of securities.

     (b) All holders of record of shares of Series A Preferred Stock comprising a portion of the Units shall be given written notice by the Corporation of its election to require such exchange pursuant to this Section 8, the date therefor (the "Mandatory Exchange Date") and the place designated for surrender of such shares of Series A Preferred Stock comprising a portion of the Units. Such notice need not be given in advance of the occurrence of the Mandatory Exchange Date. Such notice shall be sent by first class or registered mail, postage prepaid, to each record holder of shares of Series A Preferred Stock comprising a portion of the Units at such holder's address last shown on the records of the transfer agent for the Series A Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent). Upon receipt of such notice, each holder of shares of Series A Preferred Stock comprising a portion of the Units shall surrender his or its certificate or certificates for all such shares of Series A Preferred Stock comprising a portion of the Units to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled upon such exchange. On the Mandatory Exchange Date, all outstanding shares of Series A Preferred Stock shall be deemed to have been exchanged for shares of Common Stock, and all rights with respect to the Series A Preferred Stock so exchanged, including the rights, if any, to receive notices and vote will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Common Stock for which shares of Series A Preferred Stock comprising a portion of the Units have been exchanged. If so required by the Corporation or Arch, certificates surrendered for exchange shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation and Arch Sub, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the Mandatory Exchange Date and the surrender of the certificate or certificates for Units, the Corporation shall issue and deliver to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such exchange in accordance with the provisions hereof and cash as provided in Subsection 7(b) in respect of any fraction of a share of Common Stock otherwise issuable upon such exchange.

     (c) All certificates evidencing shares of Series A Preferred Stock comprising a portion of the Units which are exchanged in accordance with the provisions hereof shall, from and after the Mandatory Exchange Date, be deemed to have been retired and cancelled and the shares of Series A Preferred Stock represented thereby exchanged for Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date.

     SECTION 9. ADJUSTMENT PROVISIONS. The number of shares of Common Stock to be issued in exchange for shares of Series A Preferred Stock comprising a portion of the Units pursuant to Sections 7 or 8 shall be subject to adjustment as follows:

          (a) If the Corporation shall at any time or from time to time after the initial issuance of shares of Series A Preferred Stock (the "Series A Initial Issue Date") effect a subdivision of the outstanding Common Stock, the Exchange Number then in effect immediately before that subdivision shall be proportionately increased. If the Corporation shall at any time or from time to time after the Series A Initial Issue Date combine the outstanding shares of Common Stock, the Exchange Number then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (b) In the event the Corporation at any time, or from time to time after the Series A Initial Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Exchange Number then in effect immediately before such event shall be increased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Exchange Number then in effect by a fraction:

             (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; and

             (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date;

     provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exchange Number shall be recomputed accordingly as of the close of business on such record date and thereafter the Exchange Number shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders if Units (whether on account of Series A Preferred Stock or Arch Sub Exchangeable Preferred Stock) simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock comprising a portion of the Units had been exchanged for Common Stock on the date of such event.

          (c) In the event the Corporation at any time or from time to time after the Series A Initial Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the holders of Units (whether on account of Series A Preferred Stock or Arch Sub Exchangeable Preferred Stock) shall receive upon exchange thereof in addition to the number of shares of Common Stock receivable thereupon, the kind and amount of securities of the Corporation they would have been entitled to receive had the shares of Series A Preferred Stock comprising a portion of the Units been exchanged for Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the exchange date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the share of Series A Preferred Stock comprising a portion of the Units; provided, however, that no such adjustment shall be made if the holders of Units (whether on account of Series A Preferred Stock or Arch Sub Exchangeable Preferred Stock) simultaneously receive a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series A Preferred Stock comprising a portion of the Units had been exchanged for Common Stock on the date of such event.

          (d) If there shall occur any reorganization, recapitalization, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock and Arch Sub Exchangeable Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 9(a), (b) or (c) hereof), then, following any such reorganization, recapitalization, consolidation or merger, each share of Series A Preferred Stock comprising a portion of a Unit shall be exchangeable for the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock issuable upon exchange of one share of Series A Preferred Stock comprising a portion of a Unit immediately prior to such reorganization, recapitalization, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this
     Section 9 set forth with respect to the rights and interest thereafter of the holders of shares of Series A Preferred Stock comprising a portion of the Units, to the end that the provisions set forth in this Section 9 shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the exchange of the shares of Series A Preferred Stock comprising a portion of the Units.

          (e) Upon the occurrence of each adjustment or readjustment of the Exchange Number pursuant to this Section 9, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Units a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Units, furnish or cause to be furnished to such holder a certificate setting forth the Exchange Number then in effect.

     SECTION 10.  MANDATORY REPURCHASE/EXCHANGE.

     (a) On the ninth anniversary of the Series A Initial Issue Date, the Corporation shall either (at the Corporation's sole option) (i) repurchase from any source of funds legally available therefor, in the manner provided herein, all of the shares of Series A Preferred Stock comprising a portion of the Units then outstanding, in cash at a repurchase price in an amount equal to the Liquidation Price (as defined in Section 3(a)) at the time in effect (the "Repurchase/Exchange Price"), or (ii) exchange such shares of Series A Preferred Stock comprising a portion of the Units then outstanding for a number of shares of Common Stock having an aggregate Market Value equal to the aggregate Repurchase/Exchange Price. No fractional shares of Common Stock shall be issued in connection with any exchange of Common Stock for the Series A Preferred Stock comprising a portion of the Units. In lieu of any fractional share to which a holder would otherwise be entitled (after aggregating all Units exchanged by such holder), the Corporation shall pay cash equal to such fraction multiplied by the Market Price of the Common Stock for the ten (10) trading days immediately preceding the Date. Any such repurchase or exchange shall be conducted in accordance with Section 10(c).

     (b) For purposes of this Section 10, "Market Value" shall be determined as follows:

          (i) If the average Market Price of the Common Stock for the 30 Trading Days immediately preceding the ninth anniversary of the Series A Initial Issuance Date (the "Measurement Period") is equal to or greater than $1.98 per share (subject to appropriate adjustment for any Recapitalization Events affecting the Common Stock), the Market Value shall be equal to the average Market Price for the Measurement Period.

          (ii) If the average Market Price of the Common Stock for the Measurement Period is less than $1.98 per share (subject to appropriate adjustment for any Recapitalization Events affecting the Common Stock), the Market Value shall be equal to 95% of the average Market Price for the Measurement Period.

     (c) The Corporation shall provide each holder of Series A Preferred Stock comprising a portion of the Units with a written notice of repurchase or exchange (the "Repurchase/Exchange Notice") (addressed to the holder at its address as it appears on the stock transfer books of the Corporation), not earlier than sixty (60) nor later than twenty (20) days before the date fixed for repurchase or exchange. The Repurchase/Exchange Notice shall specify (i) the date fixed for repurchase or exchange (the "Repurchase/Exchange Date"); (ii) the number of shares to be repurchased or exchanged; (iii) the amount of the Repurchase/Exchange Price; (iv) whether the repurchase price will be paid in cash, and, if so, the place the holders of Series A Preferred Stock comprising a portion of the Units may obtain payment of the Repurchase/Exchange Price, upon surrender of their certificates; and (v) whether an exchange will be effected by issuing shares of Common Stock. If funds or shares of Common Stock are available on the date fixed for repurchase or exchange, then whether or not shares are surrendered for payment of the Repurchase/Exchange Price, the shares of Series A Preferred Stock comprising a portion of the Units shall no longer be outstanding and the holders thereof shall cease to be Series A Preferred Stockholders of the Corporation with respect to the shares repurchased or exchanged for on and after the Repurchase/Exchange Date and shall be entitled to receive the Repurchase/Exchange Price, without interest upon the surrender of the share certificate. On or before the Repurchase/Exchange Date, each holder of shares of Series A Preferred Stock comprising a portion of the Units shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Repurchase/Exchange Notice, and thereupon the Repurchase/Exchange Price for such share shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired.

     SECTION 11.  CHANGE-OF-CONTROL REPURCHASE/EXCHANGE.

     (a) Upon the occurrence of a Change of Control each holder of Series A Preferred Stock comprising a portion of the Units shall have the right to require the repurchase or exchange of such Series A Preferred Stock comprising a portion of the Units at a price per share equal to 101% of the Liquidation Price at the time in effect (the "Change of Control Repurchase/Exchange Price"). Such holder may only exercise such right if it simultaneously exercises its right to require Arch Sub to repurchase, cause a third party to purchase, or cause the Corporation to call for exchange for shares of Common Stock pursuant to the Arch Sub Certificate of Incorporation and the Exchange Agreement, the shares of Arch Sub Exchangeable Preferred Stock comprising the remainder of such Units. For any shares of Series A Preferred Stock comprising a portion of the Units elected to be so repurchased or exchanged, the Corporation shall either (at the Corporation's sole option) (i) subject to, and conditioned upon, the prior payment by the Corporation of all of its indebtedness for money borrowed, whether incurred directly or indirectly as a guarantor, that may be due and payable as a result of such Change of Control otherwise, repurchase such shares for cash from any source of funds legally available therefor, in the manner provided herein, at a repurchase price in an amount equal to the Change of Control Repurchase/Exchange Price, or (ii) exchange such shares for a number of shares of Common Stock having an aggregate Market Price equal to the aggregate Change of Control Repurchase/Exchange Price, or (iii) in the event that a Change of Control results from any merger or consolidation provide that any party to such merger or consolidation other than the Corporation or Arch Sub may call for purchase such shares by payment of the Change of

Control Repurchase/Exchange Price in cash. No fractional shares of Common Stock shall be issued in connection with any exchange of Common Stock for the Series A Preferred Stock comprising a portion of the Units. In lieu of any fractional share to which a holder would otherwise be entitled (after aggregating all Units exchanged by such holder), the Corporation shall pay cash equal to such fraction multiplied by the Market Price of the Common Stock for the ten (10) trading days immediately preceding the Date. Any such repurchase or exchange shall be conducted in accordance with Section 11(b).

     For purposes of this Section 11, "Change of Control" means the occurrence of any of the following events:

          (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or entity shall be deemed to have "beneficial ownership" of all securities that such person or entity has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the voting power of all classes of voting stock of the Corporation or Arch Sub;

          (ii) the Corporation or Arch Sub consolidates with, or merges with or into, another person or entity or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Corporation or Arch Sub, in any such event pursuant to a transaction in which the outstanding voting stock of the Corporation or Arch Sub is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding voting stock of the Corporation or Arch Sub is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation) or is converted into or exchanged for capital stock of the surviving or transferee person or entity and (B) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than Corporation or any direct or indirect subsidiary thereof is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or entity shall be deemed to have "beneficial ownership" of all securities that such person or entity has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the total outstanding voting stock of the surviving or transferee person or entity; or

          (iii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Corporation or Arch Sub (together with any new directors whose election to such Board of Directors, or whose nomination for election by the stockholders of the Corporation or Arch Sub, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Corporation or Arch Sub then in office; or

          (iv) the Corporation or Arch Sub is liquidated or dissolved or adopts a plan of liquidation or dissolution.

     (b) The Corporation shall provide each holder of Series A Preferred Stock with a written notice (a "Change of Control Notice") of the occurrence of a Change of Control (addressed to the holder at its address as it appears on the stock transfer books of the Corporation), not earlier than sixty (60) nor later than twenty (20) days before the date of such occurrence. The Change of Control Notice shall specify (i) the date fixed for the Change of Control; (ii) the number of shares that may be required to be repurchased or exchanged; (iii) the amount of the Change of Control Repurchase/Exchange Price; (iv) whether the repurchase price will be paid in cash, and, if so, by whom and the place the holders of Series A Preferred Stock comprising a portion of the Units may obtain payment of the Change of Control Repurchase/Exchange Price, upon surrender of their certificates; (v) whether an exchange will be effected by issuing shares of Common Stock; and (vi) the date for repurchase or exchange payments to be made, which shall immediately precede the Change of Control in the case where an exchange of Common Stock is to be made and which shall be a date not later than the date of the occurrence of the Change of Control in the case where payments are to be made in cash (subject to and conditioned upon the prior payment by the Corporation of all of its indebtedness for money borrowed, whether incurred directly or indirectly as a guarantor, that may be due and payable as a result of such Change of Control or otherwise). If funds or shares of Common Stock are available on the date fixed for repurchase or exchange, then whether or not shares are surrendered for payment of the Change of Control Repurchase/ Exchange Price, the shares of Series A Preferred Stock comprising a portion of the Units shall no longer be outstanding and the holders thereof shall cease to be Series A Preferred Stockholders of the Corporation with respect to the shares repurchased or exchanged for on and after the date fixed for repurchase or exchange and shall be entitled to receive the Change of Control Repurchase/Exchange Price, without interest upon the surrender of the share certificate. On or before the date fixed for the payment of the Change of Control Repurchase/Exchange Price, each holder of shares of Series A Preferred Stock comprising a portion of the Units shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Change of Control Notice, and thereupon the Change of Control Repurchase/Exchange Price for such share shall be payable to the order of the person whose name appears on the certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. Any holder of Series A Preferred Stock comprising a portion of the Units electing to exercise its right to have such shares repurchased shall provide the Corporation with written notice of such election not less than five (5) days before the date specified in the Change of Control Notice for payment of the Change in Control Repurchase/Exchange Price.

     SECTION 12. PREEMPTIVE RIGHTS. No shares of Series A Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Designations to be signed by an authorized officer this   day of
               , 2001.

                                          ARCH WIRELESS, INC.

                                          By:
                                            ------------------------------------
                                          Name:
                                          Title:

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
           [ARCH WIRELESS COMMUNICATIONS, INC./ARCH TRANSITION CORP.]

                            PURSUANT TO SECTION 242
                       OF THE GENERAL CORPORATION LAW OF
                             THE STATE OF DELAWARE

     [Arch Wireless Communications, Inc./Arch Transition Corp.] (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

     At a meeting of the Board of Directors of the Corporation a resolution was duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The sole stockholder of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

          RESOLVED: That Article FOURTH of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following Article FOURTH is inserted in lieu thereof:

             FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) [ ] shares of Common Stock, $.01 par value per share ("Common Stock"), and (ii) [ ] shares of Preferred Stock, $.01 par value per share ("Preferred Stock").

     The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.  COMMON STOCK.

     1. GENERAL. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

     2. VOTING. The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

     The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

     3. DIVIDENDS. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding Preferred Stock.

     4. LIQUIDATION. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding Preferred Stock.

B.  PREFERRED STOCK.

     Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law or by the terms of any series of Preferred Stock. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purposes of voting by classes unless expressly provided.

     Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of Delaware. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law. Except as otherwise specifically provided in this Certificate of Incorporation, no vote of the holders of the Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock authorized by and complying with the conditions of this Certificate of Incorporation, the right to have such vote being expressly waived by all present and future holders of the capital stock of the Corporation.

C.  SERIES A EXCHANGEABLE PREFERRED STOCK.

     [ ] (               ) shares of the authorized and unissued Preferred Stock
of the Corporation are hereby designated "Series A Exchangeable Preferred Stock" (the "Series A Preferred Stock") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

     1. DIVIDENDS. The holders of Series A Preferred Stock shall not be entitled to receive dividends except as otherwise declared by the Board of Directors of the Corporation from funds lawfully available therefor.

     2.  LIQUIDATION, DISSOLUTION OR WINDING UP.

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each such event, a "Liquidation"), except as provided in Section 2(b) below and subject to the right of any other class or series of Preferred Stock that may from time to time come into existence in accordance with Section 3(b) ("Senior Stock"), the holders of shares of Series A Preferred Stock then outstanding shall be entitled, ratably in proportion to the shares of the Series A Preferred Stock held by such holders, to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock (such Common Stock and other stock being collectively referred to as "Junior Stock") by reason of their ownership thereof, an amount equal to $407.93 per share of the Series A Preferred Stock (subject to appropriate adjustment for any stock splits, stock dividends, recapitalizations, reclassifications or similar events (together referred to as "Recapitalization Events") affecting the Series A Preferred Stock (the "Liquidation Price")).

     (b) If upon any such Liquidation the remaining assets of the Corporation available for distribution to its stockholders, after payment of any amounts in respect of any Senior Stock, shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, then the entire assets of the Corporation shall be distributed among the holders of shares of Series A Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Series A Preferred Stock ("Parity Stock") in proportion to the aggregate liquidation preferences of the Series A Preferred Stock and any other class or series of Parity Stock held by such holders.

     (c) After the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock and any other class or series of Parity Stock, upon the Liquidation of the Corporation, the holders of shares of Junior Stock then outstanding shall be entitled to receive the remaining assets and funds of the Corporation available for distribution to its stockholders.

     3.  VOTING.

     (a) On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written action of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to one vote per share. Except as provided by law, by the provisions of Subsection 3(b) below or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

     (b) So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class:

          (i) authorize any shares of Senior Stock; or

          (ii) reclassify any shares of Common Stock or any other shares of any class or series of capital stock of the Corporation into Senior Stock.

     4. CONVERSION OR EXCHANGE. The holders of the Series A Preferred Stock shall not have any rights hereunder to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of the Corporation. Notwithstanding the foregoing, such holders will have rights to exchange such shares, together with shares of Series A Junior Voting Preferred Stock, $.01 par value per share ("Arch Voting Preferred Stock"), of Arch Wireless, Inc. ("Arch"), into shares of common stock, $.01 par value per share ("Arch Common Stock"), of Arch on the terms set forth in Sections 6, 7 and 9 hereof and in the Certificate of Incorporation of Arch as amended from time to time (the "Arch Certificate of Incorporation").

     5.  TRANSFER RESTRICTIONS; LEGEND.

     (a) No shares of Series A Preferred Stock of the Corporation shall be issued, transferred, repurchased or exchanged, and no issuance, transfer, repurchase or exchange shall be recognized by the Corporation or be effective, unless a simultaneous issuance, transfer, repurchase or exchange of a like number of shares of Arch Voting Preferred Stock is made by or to the same holder. The only certificate representing shares of Series A Preferred Stock that a holder of Series A Preferred Stock shall be entitled to receive shall be a certificate representing both the shares of Series A Preferred Stock held by such holder and the like number of shares of Arch Voting Preferred Stock held by such holder. Shares of Series A Preferred Stock, together with corresponding shares of Arch Voting Preferred Stock, are referred to herein collectively as "Units" and individually as a "Unit".

     (b) Each certificate representing shares of Series A Preferred Stock shall contain or have affixed thereto a legend in form and substance approved by the board of directors of the Corporation with respect to the transfer restriction set forth in this Section 5.

     6. OPTIONAL EXCHANGE. Holders of shares of Series A Preferred Stock, as comprising a portion of Units, shall have the right to put such shares to Arch in exchange for shares of Arch Common Stock as follows:

          (a) Each share of Series A Preferred Stock comprising a portion of a Unit shall be exchangeable, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into 205.56 fully paid and nonassessable shares of Arch Common Stock, subject to adjustment as provided in Section 8 below (the "Exchange Number"). Such holder may only exercise such option if it simultaneously exercises its option to require Arch to exchange the share of Arch Voting Preferred Stock comprising the remainder of the Unit for shares of Arch Common Stock pursuant to the Arch Certificate of Incorporation.

          In the event of a notice of repurchase of any shares of Series A Preferred Stock comprising a portion of the Units pursuant to Section 9 or 10 hereof, the exchange rights of the shares of Series A

     Preferred Stock comprising a portion of the Units shall terminate at the close of business on the first full day preceding the date fixed for repurchase, unless the repurchase price (whether payable in cash or shares of Arch Common Stock) is not paid on such repurchase date, in which case the exchange rights for such shares of Series A Preferred Stock comprising a portion of the Units not so repurchased shall continue until such price is paid in full. In the event of a Liquidation of the Corporation, the exchange rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on Liquidation to the holders of Series A Preferred Stock.

          (b) No fractional shares of Arch Common Stock shall be issued upon exchange of the shares of Series A Preferred Stock comprising a portion of the Units. In lieu of any fractional shares to which the holder would otherwise be entitled (after aggregating all Units presented for exchange by such holder), the Corporation shall pay cash equal to such fraction multiplied by the Market Price of the Arch Common Stock.

          As used herein, the "Market Price" of the Arch Common Stock at any date shall, if the Arch Common Stock is then listed on the Nasdaq National Market or any national securities exchange, mean the closing price per share of Arch Common Stock on such date, as officially reported by Nasdaq National Market or such other national securities exchange where the Arch Common Stock may then be listed, and, when used with reference to shares of Arch Common Stock for any period shall mean the average of the daily closing prices per share of Arch Common Stock for such period. The closing price for each day shall be the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices. If the Arch Common Stock is not then listed on the Nasdaq National Market or any national securities exchange, the "Market Price" of the Arch Common Stock at any date shall mean the closing price per share of Arch Common Stock on such date, as officially reported by the over-the-counter electronic bulletin board ("OTCBB"), and, when used with reference to shares of Arch Common Stock for any period shall mean the average of the daily closing prices per share of Arch Common Stock for such period. The closing price for each day shall be the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the OTCBB or such other system then in use, or if not so reported by the OTCBB or such other system then in use, as quoted by the principal market maker.

          (c) In order for a holder of Series A Preferred Stock to exchange shares of Series A Preferred Stock comprising a portion of the Units for shares of Arch Common Stock, such holder shall surrender the certificate or certificates for Units, at the office of the transfer agent for the Series A Preferred Stock or the Arch Common Stock (or at the principal office of the Corporation or Arch if the Corporation or Arch serves as its own transfer agent), together with written notice that such holder elects to exchange all or any number of the shares of Series A Preferred Stock comprising a portion of the Units represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Arch Common Stock to be issued. If required by the Corporation or Arch, certificates surrendered for exchange shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation and Arch, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation or Arch if the Corporation or Arch serves as its own transfer agent) shall be the exchange date ("Optional Exchange Date"), and the shares of Arch Common Stock issuable upon exchange of the shares of Series A Preferred Stock comprising a portion of the Units represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall request Arch, as soon as practicable after the Optional Exchange Date, to issue and deliver at such office to such holder of shares of Series A Preferred Stock comprising a portion of the Units, or to his or its nominees, a certificate or certificates for the number of shares of Arch Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. In the event that less than all of the shares of Series A Preferred Stock comprising a portion of the

     Units represented by a certificate are exchanged, a new certificate representing the shares of Series A Preferred Stock not so exchanged shall be issued forthwith.

          (d) All shares of Series A Preferred Stock comprising a portion of the Units which shall have been surrendered for exchange as herein provided shall be deemed to be owned by Arch (subject to any further transfer by Arch) and all rights of the holders thereof with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Optional Exchange Date, except only the right of the holders thereof to receive shares of Arch Common Stock in exchange therefor.

     7.  MANDATORY EXCHANGE.

     (a) If the Market Price of Arch Common Stock equals or exceeds $3.97 per share (subject to appropriate adjustment for any Recapitalization Events affecting the Arch Common Stock) for any 60 consecutive Trading Days, at Arch's option all shares of Series A Preferred Stock comprising a portion of the Units then outstanding may be called by Arch in exchange for shares of Arch Common Stock as if the holders thereof had elected to put all such shares of Series A Preferred Stock comprising a portion of the Units then outstanding to Arch in exchange for shares of Arch Common Stock pursuant to Section 6 above. Arch may only exercise such option if it simultaneously exercises its option to require the exchange of shares of Arch Common Stock for shares of Arch Voting Preferred Stock comprising the remainder of such outstanding Units pursuant to the Arch Certificate of Incorporation. As used herein, "Trading Days" shall mean days on which the Nasdaq National Market or any national securities exchange are open and conducting trades of securities.

     (b) All holders of record of shares of Series A Preferred Stock comprising a portion of the Units shall be given written notice by Arch of its election to require such exchange pursuant to this Section 7, the date therefor (the "Mandatory Exchange Date") and the place designated for surrender of such shares of Series A Preferred Stock comprising a portion of the Units. Such notice need not be given in advance of the occurrence of the Mandatory Exchange Date. Such notice shall be sent by first class or registered mail, postage prepaid, to each record holder of shares of Series A Preferred Stock comprising a portion of the Units at such holder's address last shown on the records of the transfer agent for the Series A Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent). Upon receipt of such notice, each holder of shares of Series A Preferred Stock comprising a portion of the Units shall surrender his or its certificate or certificates for all such shares of Series A Preferred Stock comprising a portion of the Units to Arch at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Arch Common Stock to which such holder is entitled upon such exchange. On the Mandatory Exchange Date, all outstanding shares of Series A Preferred Stock shall be deemed to have been called by Arch in exchange for shares of Arch Common Stock, and all rights with respect to the Series A Preferred Stock so exchanged, including the rights, if any, to receive notices and vote will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Arch Common Stock for which shares of Series A Preferred Stock comprising a portion of the Units have been exchanged. If so required by the Corporation or Arch, certificates surrendered for exchange shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation and Arch, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the Mandatory Exchange Date and the surrender of the certificate or certificates for Units, the Corporation shall request Arch to cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Arch Common Stock issuable on such exchange in accordance with the provisions hereof and cash as provided in Subsection 6(b) in respect of any fraction of a share of Arch Common Stock otherwise issuable upon such exchange.

     (c) All certificates evidencing shares of Series A Preferred Stock comprising a portion of the Units which are exchanged in accordance with the provisions hereof shall, from and after the Mandatory Exchange Date, be deemed to be owned by Arch (subject to any further transfer by Arch) and the shares of Series A Preferred Stock represented thereby exchanged for Arch Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date.

     8. ADJUSTMENT PROVISIONS. The number of shares of Arch Common Stock to be issued in exchange for shares of Series A Preferred Stock comprising a portion of the Units pursuant to Sections 6 or 7 shall be subject to adjustment as follows:

          (a) If Arch shall at any time or from time to time after the initial issuance of shares of Series A Preferred Stock (the "Series A Initial Issue Date") effect a subdivision of the outstanding Arch Common Stock, the Exchange Number then in effect immediately before that subdivision shall be proportionately increased. If Arch shall at any time or from time to time after the Series A Initial Issue Date combine the outstanding shares of Arch Common Stock, the Exchange Number then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (b) In the event Arch at any time, or from time to time after the Series A Initial Issue Date shall make or issue, or fix a record date for the determination of holders of Arch Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Arch Common Stock, then and in each such event the Exchange Number then in effect immediately before such event shall be increased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Exchange Number then in effect by a fraction:

             (1) the numerator of which shall be the total number of shares of Arch Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Arch Common Stock issuable in payment of such dividend or distribution; and

             (2) the denominator of which shall be the total number of shares of Arch Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date;

    provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exchange Number shall be recomputed accordingly as of the close of business on such record date and thereafter the Exchange Number shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders if Units (whether on account of Series A Preferred Stock or Arch Voting Preferred Stock) simultaneously receive a dividend or other distribution of shares of Arch Common Stock in a number equal to the number of shares of Arch Common Stock as they would have received if all outstanding shares of Series A Preferred Stock comprising a portion of the Units had been exchanged for Arch Common Stock on the date of such event.

          (c) In the event Arch at any time or from time to time after the Series A Initial Issue Date shall make or issue, or fix a record date for the determination of holders of Arch Common Stock entitled to receive, a dividend or other distribution payable in securities of Arch other than shares of Arch Common Stock, then and in each such event provision shall be made so that the holders of Units (whether on account of Series A Preferred Stock or Arch Voting Preferred Stock) shall receive upon exchange thereof in addition to the number of shares of Arch Common Stock receivable thereupon, the kind and amount of securities of Arch they would have been entitled to receive had the shares of Series A Preferred Stock comprising a portion of the Units been exchanged for Arch Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the exchange date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the shares of Series A Preferred Stock comprising a portion of the Units; provided, however, that no such adjustment shall be made if the holders of Units (whether on account of Series A Preferred Stock or Arch Voting Preferred Stock) simultaneously receive a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series A Preferred Stock comprising a portion of the Units had been exchanged for Arch Common Stock on the date of such event.

          (d) If there shall occur any reorganization, recapitalization, consolidation or merger involving Arch in which the Arch Common Stock (but not the Series A Preferred Stock and Arch Voting Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 8(a), (b) or (c) hereof), then, following any such reorganization, recapitalization, consolidation or merger, each share of Series A Preferred Stock comprising a portion of a Unit shall be exchangeable for the kind and amount of securities, cash or other property which a holder of the number of shares of Arch Common Stock issuable upon exchange of one share of Series A Preferred Stock comprising a portion of a Unit immediately prior to such reorganization, recapitalization, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 8 set forth with respect to the rights and interest thereafter of the holders of shares of Series A Preferred Stock comprising a portion of the Units, to the end that the provisions set forth in this Section 8 shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the exchange of the shares of Series A Preferred Stock comprising a portion of the Units.

          (e) Upon the occurrence of each adjustment or readjustment of the Exchange Number pursuant to this Section 8, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Units a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Units, furnish or cause to be furnished to such holder a certificate setting forth the Exchange Number then in effect.

     9.  MANDATORY REPURCHASE/EXCHANGE.

     (a) On the ninth anniversary of the Series A Initial Issue Date, the Corporation shall either (at the Corporation's sole option) (i) repurchase from any source of funds legally available therefor, in the manner provided herein, all of the shares of Series A Preferred Stock comprising a portion of the Units then outstanding, in cash at a repurchase price in an amount equal to the Liquidation Price (as defined in Section 2(a)) at the time in effect (the "Repurchase/Exchange Price"), or (ii) cause Arch to call for exchange all shares of Series A Preferred Stock comprising a portion of the Units then outstanding for a number of shares of Arch Common Stock having an aggregate Market Value equal to the aggregate Repurchase/Exchange Price. No fractional shares of Arch Common Stock shall be issued in connection with any exchange of Arch Common Stock for the Series A Preferred Stock comprising a portion of the Units. In lieu of any fractional share to which a holder would otherwise be entitled (after aggregating all Units exchanged by such holder), the Corporation shall pay cash equal to such fraction multiplied by the Market Price of the Arch Common Stock for the ten (10) trading days immediately preceding the Date. Any such repurchase or exchange shall be conducted in accordance with Section 9(c).

     (b) For purposes of this Section 9, "Market Value" shall be determined as follows:

          (i) If the average Market Price of the Arch Common Stock for the 30 Trading Days immediately preceding the ninth anniversary of the Series A Initial Issue Date (the "Measurement Period") is equal to or greater than $1.98 per share (subject to appropriate adjustment for any Recapitalization Events affecting the Arch Common Stock), the Market Value shall be equal to the average Market Price for the Measurement Period.

          (ii) If the average Market Price of the Arch Common Stock for the Measurement Period is less than $1.98 per share (subject to appropriate adjustment for any Recapitalization Events affecting the Arch Common Stock), the Market Value shall be equal to 95% of the average Market Price for the Measurement Period.

     (c) The Corporation shall provide each holder of Series A Preferred Stock comprising a portion of the Units with a written notice of repurchase or exchange (the "Repurchase/Exchange Notice") (addressed to the holder at its address as it appears on the stock transfer books of the Corporation), not earlier than sixty (60) nor later than twenty (20) days before the date fixed for repurchase or exchange. The Repurchase/Exchange Notice shall specify (i) the date fixed for repurchase or exchange (the "Repurchase/Exchange Date"); (ii) the number of shares to be repurchased or exchanged; (iii) the amount of the Repurchase/Exchange Price; (iv) whether the repurchase price will be paid in cash, and, if so, the place the holders of Series A Preferred Stock comprising a portion of the Units may obtain payment of the Repurchase/Exchange Price, upon surrender of their certificates; and (v) whether an exchange will be effected by issuing shares of Arch Common Stock. If funds or shares of Arch Common Stock are available on the date fixed for repurchase or exchange, then whether or not shares are surrendered for payment of the Repurchase/Exchange Price, the shares of Series A Preferred Stock comprising a portion of the Units shall no longer be outstanding and the holders thereof shall cease to be Series A Preferred Stockholders of the Corporation with respect to the shares repurchased or exchanged for on and after the Repurchase/Exchange Date and shall be entitled to receive the Repurchase/Exchange Price, without interest upon the surrender of the share certificate. On or before the Repurchase/Exchange Date, each holder of shares of Series A Preferred Stock comprising a portion of the Units shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Repurchase/Exchange Notice, and thereupon the Repurchase/Exchange Price for such share shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be deemed to be owned by Arch (subject to any further transfer by Arch).

     10.  CHANGE-OF-CONTROL REPURCHASE/EXCHANGE.

     (a) Upon the occurrence of a Change of Control each holder of Series A Preferred Stock comprising a portion of the Units shall have the right to require the repurchase or exchange of such Series A Preferred Stock comprising a portion of the Units at a price per share equal to 101% of the Liquidation Price at the time in effect (the "Change of Control Repurchase/Exchange Price"). Such holder may only exercise such right if it simultaneously exercises its right to require Arch to repurchase, cause a third party to purchase, or exchange for shares of Arch Common Stock pursuant to the Arch Certificate of Incorporation, the shares of Arch Voting Preferred Stock comprising the remainder of such Units. For any shares of Series A Preferred Stock comprising a portion of the Units elected to be so repurchased or exchanged, the Corporation shall either (at the Corporation's sole option) (i) subject to, and conditioned upon, the prior payment by the Corporation of all of its indebtedness for money borrowed, whether incurred directly or indirectly as a guarantor, that may be due and payable as a result of such Change of Control otherwise, repurchase such shares for cash from any source of funds legally available therefor, in the manner provided herein, at a repurchase price in an amount equal to the Change of Control Repurchase/Exchange Price, or (ii) cause Arch to call for exchange such shares for a number of shares of Arch Common Stock having an aggregate Market Price equal to the aggregate Change of Control Repurchase/Exchange Price, or
(iii) in the event that a Change of Control results from any merger or consolidation provide that any party to such merger or consolidation other than the Corporation or Arch may call for purchase such shares by payment of the Change of Control Repurchase/Exchange Price in cash. No fractional shares of Arch Common Stock shall be issued in connection with any exchange of Arch Common Stock for the Series A Preferred Stock comprising a portion of the Units. In lieu of any fractional share to which a holder would otherwise be entitled (after aggregating all Units exchanged by such holder), the Corporation shall pay cash equal to such fraction multiplied by the Market Price of the Arch Common Stock for the ten (10) trading days immediately preceding the Date. Any such repurchase or exchange shall be conducted in accordance with Section 10(b).

     For purposes of this Section 10, "Change of Control" means the occurrence of any of the following events:

          (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or entity shall be deemed to have "beneficial ownership" of all securities that such person or entity has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the voting power of all classes of voting stock of the Corporation or Arch;

          (ii) the Corporation or Arch consolidates with, or merges with or into, another person or entity or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Corporation or Arch, in any such event pursuant to a transaction in which the outstanding voting stock of the Corporation or Arch is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding voting stock of the Corporation or Arch is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation) or is converted into or exchanged for capital stock of the surviving or transferee person or entity and (B) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange
     Act) other than Arch or any direct or indirect subsidiary thereof is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or entity shall be deemed to have "beneficial ownership" of all securities that such person or entity has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than a majority of the total outstanding voting stock of the surviving or transferee person or entity; or

          (iii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Corporation or Arch (together with any new directors whose election to such Board of Directors, or whose nomination for election by the stockholders of the Corporation or Arch, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Corporation or Arch then in office; or

          (iv) the Corporation or Arch is liquidated or dissolved or adopts a plan of liquidation or dissolution.

     (b) The Corporation shall provide each holder of Series A Preferred Stock with a written notice (a "Change of Control Notice") of the occurrence of a Change of Control (addressed to the holder at its address as it appears on the stock transfer books of the Corporation), not earlier than sixty (60) nor later than twenty (20) days before the date of such occurrence. The Change of Control Notice shall specify (i) the date fixed for the Change of Control; (ii) the number of shares that may be required to be repurchased or exchanged; (iii) the amount of the Change of Control Repurchase/Exchange Price; (iv) whether the repurchase price will be paid in cash, and, if so, by whom and the place the holders of Series A Preferred Stock comprising a portion of the Units may obtain payment of the Change of Control Repurchase/Exchange Price, upon surrender of their certificates; (v) whether an exchange will be effected by issuing shares of Arch Common Stock; and (vi) the date for repurchase or exchange payments to be made, which shall immediately precede the Change of Control in the case where an exchange of Arch Common Stock is to be made and which shall be a date not later than the date of the occurrence of the Change of Control in the case where payments are to be made in cash (subject to and conditioned upon the prior payment by the Corporation of all of its indebtedness for money borrowed, whether incurred directly or indirectly as a guarantor, that may be due and payable as a result of such Change of Control or otherwise). If funds or shares of Arch Common Stock are available on the date fixed for repurchase or exchange, then whether or not shares are surrendered for payment of the Change of Control Repurchase/

Exchange Price, the shares of Series A Preferred Stock comprising a portion of the Units shall be deemed to be owned by Arch (subject to any further transfer by Arch) and the holders thereof shall cease to be Series A Preferred Stockholders of the Corporation with respect to the shares repurchased or exchanged for on and after the date fixed for repurchase or exchange and shall be entitled to receive the Change of Control Repurchase/Exchange Price, without interest upon the surrender of the share certificate. On or before the date fixed for the payment of the Change of Control Repurchase/Exchange Price, each holder of shares of Series A Preferred Stock comprising a portion of the Units shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Change of Control Notice, and thereupon the Change of Control Repurchase/Exchange Price for such share shall be payable to the order of the person whose name appears on the certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. Any holder of Series A Preferred Stock comprising a portion of the Units electing to exercise its right to have such shares repurchased shall provide the Corporation with written notice of such election not less than five (5) days before the date specified in the Change of Control Notice for payment of the Change in Control Repurchase/Exchange Price.

     11. PREEMPTIVE RIGHTS. No shares of Series A Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment to be signed by its President this                day of
               , 2001.

                                          [Arch Wireless Communications, Inc./
                                          Arch Transition Corp.]

                                          By:
                                            ------------------------------------
                                          President

                                                                         ANNEX C

                         FORMS OF LETTER OF TRANSMITTAL

                       AND NOTICE OF GUARANTEED DELIVERY

                       LETTER OF TRANSMITTAL/CONSENT FORM

             to tender for exchange and give consents in respect of
                           [INSERT NAME OF NOTE HERE]

                                       of

                             [ARCH WIRELESS, INC.]

                           Pursuant to the Prospectus
                            Dated             , 2001

     THE WITHDRAWAL DEADLINE FOR THE EXCHANGE OFFER IS 5:00 P.M., NEW YORK
 CITY TIME, ON             , 2001. THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
           NEW YORK CITY TIME ON             , 2001, UNLESS EXTENDED.

                              THE EXCHANGE AGENT:

     Computershare Trust Company of New York will act as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent as follows:

                  By Mail:                            By Hand and Overnight Courier:
   Computershare Trust Company of New York        Computershare Trust Company of New York
             Wall Street Station                              88 Pine Street
                P.O. Box 1010                                   19th Floor
        New York, New York 10268-1010                    New York, New York 10005

                   By Facsimile Transmission: (212) 701-7636
                        (For Eligible Institutions Only)

                 Confirm Facsimile by Telephone: (212) 701-7624

                      For Information Call: (212) 701-7624

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF THIS LETTER OF TRANSMITTAL VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

     This letter of transmittal is to be used (A) to tender [ ] Notes due [ ] of [Arch Wireless, Inc.], a Delaware corporation, which are enclosed herewith and to consent to the proposed amendments to the indenture governing such notes, or (B) to tender [ ] notes and consent to proposed amendments to the indenture governing such notes in accordance with the guaranteed delivery procedures set
forth in the prospectus dated             , 2001 under "Procedure for Tendering
Notes and Delivery of Consents -- Guaranteed Delivery Procedures."

     IN ORDER TO VALIDLY TENDER [ ] NOTES IN THE EXCHANGE OFFER, A HOLDER MUST CONSENT TO THE PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING THE [ ] NOTES, AS SUCH PROPOSED AMENDMENTS ARE DESCRIBED IN THE PROSPECTUS.

     The undersigned acknowledges receipt of the prospectus and this letter of transmittal, which together constitute the offer by Arch to exchange [INSERT NAMES OF NEW SECURITIES] for each $1,000 principal amount or accreted value and accrued interest at June 30, 2001 of [ ] notes.

     The exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of [ ] notes in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of such jurisdiction.

     The undersigned has completed, signed and delivered this letter of transmittal and checked the appropriate box(es) below to indicate the action the undersigned desires to take with respect to the exchange offer.

     Holders of [ ] notes who wish to tender their [ ] notes and consent to the amendments must, at a minimum, complete columns (1), (2) and (3) in the "Description of [ ] Notes To Be Tendered" table and check the box consenting to the proposed amendments with respect to such tendered notes. If only those columns are completed and the box indicated consent to the proposed amendments is checked, such holder will have tendered all [ ] notes listed in column (2). If the holder of [ ] notes wishes to tender less than all of such [ ] notes in the exchange offer, column (4) must be completed in full. If a holder makes such a partial tender and checks the box consenting to the proposed amendments with respect to such tendered notes, such consent to the proposed amendments to the indenture will be to the extent of the principal amount of [ ] notes being tendered.

     Holders of [ ] notes who wish to tender their [ ] notes must also complete:

     - the "Signature of Holder" box on page   ;

     - the "Consent of Registered Holder to Proposed Amendments" box on page   ,
       if applicable;

     - the "Aggregate Holdings of Holder" box on page   ; and

     - the Substitute Form W-9.

BOOK-ENTRY TRANSFER FACILITY

     The exchange agent will establish an account with respect to the [ ] notes at the book-entry transfer facility promptly after the date of the prospectus. A financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of [ ] notes by causing the book-entry transfer facility to transfer such [ ] notes into the exchange agent's account at the book-entry transfer facility in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of such [ ] notes may be effected through book-entry delivery at the book-entry transfer facility, in any case either (A) the letter of transmittal (or manually-signed facsimile thereof), with any required signature guarantees, or an agent's message, in the case of a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer or (B) the guaranteed delivery procedure set forth in the prospectus under "Procedure for Tendering Notes and Delivery of Consents -- Guaranteed Delivery Procedures" must be followed.

     Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility's procedure does not constitute delivery to the exchange agent.

------------------------------------------------------------------------------------------------------------------------
                                      DESCRIPTION OF [     ] NOTES TO BE TENDERED
------------------------------------------------------------------------------------------------------------------------
                        (1)                                  (2)                    (3)                    (4)
                                                                                 AGGREGATE
                                                    CERTIFICATE NUMBER(S)     PRINCIPAL AMOUNT
                                                       OF [    ] NOTES         (AT MATURITY)         PRINCIPAL AMOUNT
                                                     (ATTACH SIGNED LIST       REPRESENTED BY         (AT MATURITY)
  NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)      IF NECESSARY)(A)        CERTIFICATE(S)          TENDERED(B)
------------------------------------------------------------------------------------------------------------------------
                                                    -------------------------------------------------------------------
                                                    -------------------------------------------------------------------
                                                    -------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
  [ ] CHECK HERE TO INDICATE CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE [     ] NOTES LISTED ABOVE.
     NOTE: IN ORDER TO PROPERLY TENDER [     ] NOTES IN THE EXCHANGE OFFER, YOU MUST CONSENT TO THE PROPOSED AMENDMENT
      WITH RESPECT TO THE [     ] NOTES TENDERED FOR EXCHANGE. YOU MAY NOT TENDER YOUR [     ] NOTES FOR EXCHANGE
      WITHOUT CONSENTING TO THE PROPOSED AMENDMENTS, AND YOU MAY NOT CONSENT TO THE PROPOSED AMENDMENTS WITHOUT
      TENDERING YOUR [     ] NOTES FOR EXCHANGE.
------------------------------------------------------------------------------------------------------------------------
  (a) Need not be completed by holders tendering by book entry transfer.
  (b) Need not be completed by holders who wish to tender the entire principal amount of [    ] notes listed in column
      (3). Completion of column (4) will indicate that the holder wishes to tender only the principal amount of [    ]
      notes indicated in column (4). If a holder makes such a partial tender and checks the box consenting to the proposed amendments with respect to such tendered notes, such consent to the proposed amendments to the indenture
      will be to the extent of the principal amount of [    ] notes being tendered.
------------------------------------------------------------------------------------------------------------------------

     Holders of [     ] notes may elect to tender their [     ] notes in whole
or in part. See Instruction 6. A holder of [     ] notes who tenders only a
portion of such holder's [     ] notes and who checks the box consenting to the
proposed amendments will have consented to the proposed amendments to the
indenture to the extent of the principal amount of [     ] notes being tendered.

     Holders of the [     ] notes who desire to tender their [     ] notes and
consent to the proposed amendments and who cannot deliver their [     ] notes
and any other required documents to the exchange agent prior to the expiration
of the exchange offer, may tender their [     ] notes according to the
guaranteed delivery procedures set forth in the prospectus under "Procedures for Tendering Notes and Delivery of Consents -- Guaranteed Delivery Procedures." See Instruction 2.

            (THE BOX BELOW IS FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[ ] CHECK HERE IF TENDERED [     ] NOTES ARE BEING DELIVERED PURSUANT TO A
    NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

Name of Registered Holder(s):
-------------------------------------------------------------------------
Window Ticket Number (if any):
-----------------------------------------------------------------------
Date of Execution of Notice of Guaranteed Delivery:
--------------------------------------------------
Name of Eligible Institution which Guaranteed Delivery:
----------------------------------------------

                      If Delivered by Book-Entry Transfer:

Account Number with DTC:
----------------------------------------------------------------------------
Transaction Code Number:
------------------------------------------------------------------------------

     Arch, as a provider of paging and messaging services, is regulated by the Federal Communications Commission. Federal communication laws and regulations require licensees like Arch to obtain prior approval from the Federal Communications Commission to transfer a controlling interest in Arch. In order to assess whether or not such a transfer will be effectuated by the proposed exchange offer, please complete the following chart, which will provide us with the information we need to determine control under applicable Federal communication laws and regulations.

-------------------------------------------------------------------------------------------------------
                            AGGREGATE SECURITY HOLDINGS OF TENDERING HOLDER
-------------------------------------------------------------------------------------------------------
                                                          AGGREGATE NUMBER       AGGREGATE PRINCIPAL
                                                             OF SHARES           AMOUNT (AT MATURITY)
            ISSUER AND TITLE OF SECURITY                   HELD BY HOLDER           HELD BY HOLDER
-------------------------------------------------------------------------------------------------------
  ARCH WIRELESS, INC.
                                                       ------------------------------------------------
     Common Stock
-------------------------------------------------------------------------------------------------------
     Class B Common Stock
-------------------------------------------------------------------------------------------------------
     10 7/8% Senior Discount Notes due 2008
-------------------------------------------------------------------------------------------------------
  ARCH WIRELESS COMMUNICATIONS, INC.
                                                       ------------------------------------------------
     9 1/2% Senior Notes due 2004
-------------------------------------------------------------------------------------------------------
     14% Senior Notes due 2004
-------------------------------------------------------------------------------------------------------
     12 3/4% Senior Notes due 2007
-------------------------------------------------------------------------------------------------------
     13 3/4% Senior Notes due 2008
-------------------------------------------------------------------------------------------------------
                               (Attach additional schedule if necessary)
-------------------------------------------------------------------------------------------------------

Ladies and Gentlemen:

     The undersigned hereby tenders to Arch the principal amount of [     ]
notes indicated above, in accordance with and upon the terms and subject to the
conditions set forth in the prospectus dated             , 2001 relating to the
exchange offer. The proper execution and delivery of this letter of transmittal,
together with the delivery of [     ] notes pursuant to the instructions set
forth herein will constitute a valid tender of [     ] notes to Arch of the
principal amount of [     ] notes indicated above. THE UNDERSIGNED ALSO HEREBY
TENDERS TO ARCH CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING
THE [     ] NOTES WITH RESPECT TO THE [     ] NOTES AS INDICATED ABOVE, AND HAS
CHECKED THE APPROPRIATE BOX ON PAGE 3 OF THIS LETTER OF TRANSMITTAL TO INDICATE SUCH CONSENT.

     Subject to, and effective upon, the acceptance for exchange and exchange of the [ ] notes tendered herewith in accordance with the terms of the exchange offer, the undersigned hereby sells, assigns and transfers to Arch all right,
title and interest in and to all such [     ] notes as are being tendered
hereby. The undersigned hereby irrevocably constitutes and appoints the exchange agent as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the exchange agent also acts as the agent of Arch), with
respect to the [     ] notes tendered hereby and accepted for exchange pursuant to the exchange offer, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to deliver the
[     ] notes tendered hereby to Arch or cause ownership of such [     ] notes
to be transferred to Arch on Arch's books and deliver all accompanying evidences of transfer and authenticity to or upon the order of Arch upon receipt by the exchange agent, as the undersigned's agent, of [INSERT NAME OF NEW SECURITIES] to which the undersigned is entitled upon the acceptance for exchange by Arch of
such [     ] notes pursuant to the exchange offer.

     The undersigned hereby represents and warrants that the undersigned has
full power and authority to tender, sell, assign and transfer any [     ] notes
tendered hereby, that the undersigned has full power and authority to consent to
the proposed amendments to the indenture and that when the [     ] notes are
accepted for exchange by Arch, that Arch will acquire good, indefeasible and unencumbered title thereto, free and clear of all liens, restrictions, claims and encumbrances and not subject to any adverse claim. The undersigned, upon request, will execute and deliver any additional documents deemed by the exchange agent or Arch to be necessary or desirable to complete the sale,
assignment and transfer of the [     ] notes tendered hereby and the valid
giving of consents to the proposed amendments with respect hereto.

     The name and address of the holder(s) are printed above under "Description
of Notes To Be Tendered" exactly as they appear on the [     ] notes tendered
hereby. The certificate number(s) and the principal amount of [     ] notes to
which this letter of transmittal relates, together with the principal amount of
[     ] notes that the undersigned wishes to tender, are indicated in the appropriate boxes above under "Description of Notes To Be Tendered."

     All authority conferred or agreed to be conferred in this letter of transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, legal representatives,
successors and assigns of the undersigned. Any tender of [     ] notes hereunder
may be withdrawn only in accordance with the procedures set forth in the instructions contained in this letter of transmittal. See Instruction 5.

     The undersigned acknowledges that pursuant to the indenture, any registered
holder of [     ] notes who has consented to the proposed amendments by validly
tendering such holder's [     ] notes and checking the box consenting to the
proposed amendments on page 3 may effectively revoke such consent by filing written notice with the exchange agent as described in the prospectus under "Procedure for Tendering Notes and Delivery of Consents -- Revocation of Consents" at any time prior to (but not after) the expiration date. THE UNDERSIGNED FURTHER ACKNOWLEDGES THAT THE VALID REVOCATION OF CONSENT TO THE PROPOSED AMENDMENTS WILL CONSTITUTE THE VALID WITHDRAWAL OF THE TENDER OF THE
[     ] NOTES FROM THE EXCHANGE OFFER.

     The undersigned understands that the tender of [     ] notes pursuant to
one of the procedures described in the prospectus under "Procedure for Tendering Notes and Delivery of Consents" and the instructions to this letter of transmittal will constitute the tendering holder's acceptance of the terms and the conditions of the exchange offer. The undersigned acknowledges that by
tendering [     ] notes to Arch the undersigned is releasing Arch and certain other parties from certain claims and liabilities, as set forth in the prospectus under "The Exchange Offer -- Release of Claims by Tendering Holders
of Notes." Arch's acceptance for exchange of [     ] notes tendered pursuant to
the exchange offer will constitute a binding agreement between the tendering holder and Arch upon the terms and subject to the conditions of the exchange offer.

     Unless otherwise indicated below under "Special Issuance Instructions," please issue the [INSERT NAME OF SECURITIES TO BE ISSUED IN EXCHANGE] with
respect to [     ] notes accepted for exchange, and/or principal amount of
[     ] notes not tendered or not accepted for exchange, in the name of the registered holder(s) appearing above under "Description of Notes To Be Tendered." In addition, unless otherwise indicated below under "Special Delivery Instructions," please mail the [INSERT NAME OF SECURITIES TO BE ISSUED IN
EXCHANGE] with respect to [     ] notes accepted for exchange, and/or any
[     ] notes for any principal amount not tendered or not accepted for exchange
(and accompanying documents, as appropriate), to the registered holder(s) at the address(es) appearing above under "Description of Notes To Be Tendered." If the "Special Issuance Instructions" and/or "Special Delivery Instructions" are completed, please issue the [INSERT NAME OF SECURITIES TO BE ISSUED IN EXCHANGE]
with respect to [     ] notes accepted for exchange, and/or any [     ] notes
for any principal amount not tendered or accepted for exchange, in the name of,
and/or send [INSERT NAME OF SECURITIES TO BE ISSUED IN EXCHANGE] and/or [     ]
notes to, the person(s) so indicated. The undersigned recognizes that Arch has no obligation pursuant to the "Special Issuance Instructions" to transfer any
[     ] notes from the name(s) of the registered holder(s) thereof if Arch does
not accept for exchange any of the [     ] notes so tendered.

                         SPECIAL ISSUANCE INSTRUCTIONS
                            (SEE INSTRUCTIONS 7 & 8)

TO BE COMPLETED ONLY if the certificates representing the [INSERT NAME OF NEW
SECURITIES] with respect to the [    ] notes accepted for exchange are to be
issued, or certificates for [    ] notes for principal amounts not tendered or
not accepted for exchange are to be reissued, in the name(s) of someone other
than the registered holder(s) listed above under "Description of [    ] Notes To
Be Tendered."

ISSUE TO:  (Please print or type)

Name(s):
-------------------------------------------

Address:
---------------------------------------------
                              (street and number)

------------------------------------------------------
                           (city, state and zip code)

------------------------------------------------------
                           Tax Identification Number

                      (Also complete Substitute Form W-9)

                         SPECIAL DELIVERY INSTRUCTIONS
                              (SEE INSTRUCTION 8)

TO BE COMPLETED ONLY if the certificates representing the [INSERT NAME OF NEW
SECURITIES] with respect to the [    ] notes accepted for exchange, or
certificates for [    ] notes for principal amounts not tendered or not accepted for exchange, are to be delivered to someone other than the undersigned or to the undersigned at an address other than that appearing above under "Description
of [    ] Notes To Be Tendered."

MAIL TO:  (Please print or type)

Name(s):
-------------------------------------------

Address:
---------------------------------------------
                              (street and number)

------------------------------------------------------
                           (city, state and zip code)

                              SIGNATURE OF HOLDER

             (COMPLETE THIS SECTION AND SUBSTITUTE FORM W-9 BELOW)


---------------------------------------------------       Dated: --------------------------------------------
             SIGNATURE(S) OF HOLDER(S)

---------------------------------------------------
             SIGNATURE(S) OF HOLDER(S)

(Must be signed by registered holder(s) exactly as        (If signature is by an officer of a corporation,
name(s) appear(s) on senior subordinated notes or         attorney-in-fact, executor, trustee, administrator,
on a security position listing or by the person(s)        guardian or other person(s) acting in a fiduciary
authorized to become registered holder(s) by              or representative capacity, please set forth full
certificates and documents transmitted herewith.)         title and see Instruction 7.)

---------------------------------------------------       ---------------------------------------------------
     NAME OF HOLDER(S) -- PLEASE TYPE OR PRINT            CAPACITY (FULL TITLE)

---------------------------------------------------
     NAME OF HOLDER(S) -- PLEASE TYPE OR PRINT

---------------------------------------------------
                 ADDRESS -- STREET

---------------------------------------------------
        ADDRESS -- CITY, STATE AND ZIP CODE

---------------------------------------------------
     NAME OF HOLDER(S) -- PLEASE TYPE OR PRINT

                      (     )
---------------------------------------------------
          AREA CODE AND TELEPHONE NUMBER

---------------------------------------------------
     TAX IDENTIFICATION OR SOCIAL SECURITY NO.

                           GUARANTEE OF SIGNATURE(S)

                   (IF REQUIRED -- SEE INSTRUCTIONS 1 AND 7)


---------------------------------------------------       ---------------------------------------------------
               AUTHORIZED SIGNATURE                       NAME OF FIRM

---------------------------------------------------       ---------------------------------------------------
                TYPE OR PRINT NAME                        ADDRESS -- STREET

---------------------------------------------------       ---------------------------------------------------
                       DATED                              ADDRESS -- CITY, STATE AND ZIP CODE
                                                          (     )
                                                          ---------------------------------------------------
                                                          AREA CODE AND TELEPHONE NUMBER

              CONSENT OF REGISTERED HOLDER TO PROPOSED AMENDMENTS

If certificates for [     ] notes are being delivered and the holder signing
above is not the registered holder of such [     ] notes, the registered
holder(s) must complete the applicable information above and sign below. Pursuant to the terms and conditions set forth in the prospectus relating to the
exchange offer, the undersigned registered holder(s) of the [     ] notes
indicated above hereby consent(s) to the proposed amendments to the indenture to
the extent of such [     ] notes tendered herewith.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      Signature(s) of Registered Holder(s)

Dated
-----------------------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on [     ]
notes or on a security position listing. If signature is by an officer of a corporation, attorney-in-fact, executor, administrator, trustee, guardian or other person(s) acting in a fiduciary or representative capacity, please set forth full title and see Instruction 7.

Name(s)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             (Please Type or Print)

Capacity (full title)
--------------------------------------------------------------------------------

                           GUARANTEE OF SIGNATURE(S)
                   (IF REQUIRED -- SEE INSTRUCTIONS 1 AND 7)

Authorized Signature
--------------------------------------------------------------------------------

Name
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             (Please Type or Print)

Name of Firm
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   (Zip Code)

Area Code and Telephone Number
---------------------------------------------------------------------

Dated
-----------------------------------------------

                                  INSTRUCTIONS

         FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

     1. Guarantee of Signatures.  Signatures on this letter of transmittal must
be guaranteed by an eligible institution unless (A) the [       ] notes tendered
hereby are tendered by a registered holder(s) of the [       ] notes who has
(have) not completed either the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on this letter of transmittal or (B) the
[       ] notes are tendered for the account of an eligible institution.

     2. Delivery of this Letter of Transmittal and [       ] Notes.  This letter
of transmittal is to be used if [       ] notes tendered hereby are enclosed
herewith. A valid tender of [       ] notes shall constitute a consent to the
proposed amendments to the indenture governing the [       ] notes. CERTIFICATES
FOR ALL PHYSICALLY DELIVERED [       ] NOTES, OR A CONFIRMATION OF A BOOK-ENTRY
TRANSFER INTO THE EXCHANGE AGENT'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY
OF ALL [       ] NOTES DELIVERED ELECTRONICALLY, AS WELL AS A PROPERLY COMPLETED
AND DULY EXECUTED LETTER OF TRANSMITTAL (OR MANUALLY-SIGNED FACSIMILE THEREOF) OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL, MUST BE RECEIVED BY THE EXCHANGE AGENT AT ONE OF ITS ADDRESSES SET FORTH ON THE FRONT PAGE OF THIS LETTER OF TRANSMITTAL PRIOR TO THE EXPIRATION DATE. The "expiration date" will
be 5:00 P.M. New York City time, on             , 2001 unless extended by Arch,
in its sole discretion, in which event the term "expiration date" shall mean the latest time and date as so extended. Arch expressly reserves the right, at any time or from time to time, to extend the expiration date by giving oral or written notice of such extension to the exchange agent and by making a public announcement of such extension.

     Holders whose [       ] notes are not immediately available or who cannot
deliver [       ] notes and all other required documents to the Exchange Agent
prior to the expiration date may tender their [       ] notes by properly
completing, and duly executing, the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in the prospectus under "Procedure for Tendering Notes and Delivery of Consents -- Guaranteed Delivery Procedures." Pursuant to such procedures, (A) such tender must be made by or through an eligible institution, (B) a properly completed and duly executed Notice of Guaranteed Delivery must be received by the exchange agent prior to the
expiration date and (C) all [       ] notes, or a confirmation of a book-entry
transfer into the exchange agent's account at the book-entry transfer facility
of all [       ] notes delivered electronically, as well as a properly completed and duly executed letter of transmittal (or manually- signed facsimile thereof) or, in the case of a book-entry transfer, an agent's message, with any required signature guarantees and all other required documents, must be received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, all as provided in the prospectus under "Procedure for Tendering Notes and Delivery of Consents."

     Unless the [       ] notes tendered are deposited with the exchange agent
prior to the expiration date (accompanied by a properly completed letter of transmittal and any other documents required by this letter of transmittal) or tendered pursuant to the guaranteed delivery procedures set forth above, Arch may, at its option, reject such tender. Issuance of [INSERT NAME OF NEW
SECURITIES] in exchange for [       ] notes will be made only against deposit of
the tendered [       ] notes. If less than the entire principal amount of any
[       ] notes evidenced by a submitted certificate is tendered, the tendering
holder of [       ] notes should fill in the principal amount tendered in the appropriate box above with respect to the deposit being made, but only to the
extent of the principal amount of [       ] notes being tendered. The exchange
agent will then return to the tendering holder (unless otherwise requested by the holder under "Special Delivery Instructions" above), as promptly as
practicable following the expiration date, [       ] notes in principal amount
equal to the portion of such delivered [       ] notes not tendered. The entire
principal amount of all [       ] notes, as the case may be, deposited with the
exchange agent will be deemed to have been tendered unless otherwise indicated.

     The method of delivery of [       ] notes, this letter of transmittal (or
manually-signed facsimile hereof) and any other required documents is at the option and risk of the tendering holder, but, except as otherwise provided below, the delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. If sent by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     No alternative, conditional or contingent tenders will be accepted. All tendering holders, by execution of this letter of transmittal (or manually-signed facsimile hereof), waive any right to receive notice of
acceptance of their [       ] notes for exchange.

     3. Consent to Amendments.  In order to properly tender [       ] notes in
the exchange offer, a holder must consent to the proposed amendments to the
indenture governing the [       ] notes, and must indicate such consent by
checking the appropriate box on page 3 of this letter of transmittal. A holder
may not tender [       ] notes for exchange without consenting to the proposed
amendments, and may not consent to the proposed amendments without tendering
their [       ] notes for exchange. ANY LETTER OF TRANSMITTAL THAT IS RETURNED
TO ARCH WITHOUT THE APPROPRIATE BOX ON PAGE 3 UNDER "DESCRIPTION OF NOTES TO BE
TENDERED" CHECKED, WILL NOT CONSTITUTE A VALID TENDER OF [       ] IN THE
EXCHANGE OFFER AND WILL NOT CONSTITUTE A CONSENT TO THE PROPOSED AMENDMENTS.

     Only a registered holder of [       ] notes may consent to the proposed
amendments to the indenture. Any beneficial owner of [       ] notes who is not
the registered holder must arrange with the registered holder to execute and deliver the consent on his or her behalf. The registered holder may provide such consent either by executing the "Consent of Registered Holder to Proposed Amendments" box provided herein or by executing a separate consent substantially in the form of such "Consent of Registered Holder to Proposed Amendments." In either case, the signature of the registered holder must be guaranteed by an eligible institution.

     4. Inadequate Space.  If the space provided herein is inadequate, the
certificate numbers and the principal amount of the [       ] notes to which
this letter of transmittal relates should be listed on a separate signed schedule attached hereto.

     5. Withdrawal of Tender and Revocation of Consent.  Holders who tender
[       ] notes pursuant to the exchange offer and consent to the proposed
amendments may withdraw tenders of [       ] notes and revoke consent relating
to the amendments at any time before 5:00 p.m., on the expiration date, except as otherwise provided below.

     To withdraw a tender of [       ] notes and revoke consent relating to the
amendments, a written or facsimile transmission notice of withdrawal and revocation must be received by the exchange agent at its address as set forth in this prospectus before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal and revocation must:

     - specify the name of the holder who deposited the notes to be withdrawn and with respect to which consent is to be revoked;

     - identify the notes to be withdrawn and with respect to which consent is to be revoked, including the certificate number(s) and principal amount of such notes; and

     - be signed by such holder in the same manner as the original signature on the letter of transmittal by which the notes were tendered, including any required signature guarantees.

     If [       ] notes and consents relating thereto have been tendered
pursuant to the procedures for book-entry transfers any notice of withdrawal and revocation must specify the name and number of the account at The Depository
Trust Company to be credited with the withdrawn [       ] notes and consent
relating thereto and must otherwise comply with The Depository Trust Company's procedures.

     Arch will determine, in its sole discretion, all questions as to validity, form and eligibility of withdrawal and revocation notices including the time of receipt. Arch's determination will be final and binding on all parties. Any
withdrawn [       ] notes will not be deemed to be validly tendered for purposes of the exchange offer and no [INSERT NAME OF NEW SECURITIES] will be issued in
exchange for them unless the withdrawn [       ] notes are later validly
retendered. Properly withdrawn

[       ] notes may be retendered by following one of the procedures described herein at any time before the expiration date.

     A purported withdrawal of notes or revocation of consent that lacks any of the required information or is dispatched to an improper address with not
validly withdraw the [       ] notes previously tendered or revoke a consent
previously given.

     ANY VALID WITHDRAWAL OF [       ] NOTES FROM THE EXCHANGE OFFER WILL
CONSTITUTE THE CONCURRENT VALID REVOCATION OF CONSENT TO THE PROPOSED AMENDMENTS
WITH RESPECT TO SUCH WITHDRAWN [       ] NOTES. ADDITIONALLY, THE VALID
REVOCATION OF CONSENT TO THE PROPOSED AMENDMENTS WILL CONSTITUTE THE CONCURRENT
VALID WITHDRAWAL OF SUCH [       ] NOTES TO WHICH THE CONSENT WAS DELIVERED FROM
THE EXCHANGE OFFER.

     A HOLDER WHO VALIDLY WITHDRAWS [     ] NOTES FROM THE EXCHANGE OFFER OR WHO
REVOKES CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES WILL NOT
RECEIVE ANY CONSIDERATION IN THE EXCHANGE OFFER WITH RESPECT TO SUCH [     ]
NOTES.

     6. Partial Tenders.  Holders may elect to tender their [     ] notes in
whole or in part. A partial tender shall constitute consent to the proposed
amendments to the extent of the principal amount of [     ] notes being
tendered. If less than the entire principal amount of [     ] notes evidenced by
a certificate is to be tendered, fill in the principal amount that is to be tendered in part in the box entitled "Principal Amount Tendered" above. In such
case, a new certificate for the principal amount of [     ] notes not so
tendered will be sent to such holder, unless otherwise provided in the appropriate box of this letter of transmittal, as soon as practicable after the
expiration date. The entire principal amount of [     ] notes represented by a
certificate delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

     7. Signatures on this Letter of Transmittal; Bond Powers and
Endorsements.  If this letter of transmittal is signed by the registered
holder(s) of the [     ] notes tendered hereby, the signature must correspond
with the name as written on the face of the [     ] notes without alteration,
enlargement or any change whatsoever.

     If any of the [     ] notes tendered hereby are owned of record by two or
more joint owners, all such owners must sign this letter of transmittal.

     If any [     ] notes tendered hereby are registered in different names, it will be necessary to complete, sign and submit as many separate copies of this letter of transmittal and any necessary accompanying documents as there are different registrations.

     If the certificates for [     ] notes are registered in the name of a
person other than the signer of a letter of transmittal, then, in order to tender such notes pursuant to the exchange offer, the certificates representing
such [     ] notes must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of such holder or holders appear on the certificates, with the signatures on the certificates or bond powers guaranteed as provided below.

     If this letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Arch of their authority so to act must be submitted.

     8. Special Issuance and Delivery Instructions. Tendering holders should indicate in the applicable box the name and address to which the [INSERT NAME OF
NEW SECURITIES] with respect to [     ] notes accepted for exchange, or [     ]
notes for principal amounts not exchanged or not tendered, are to be issued or sent, if different from the name and address of the person signing this letter of transmittal. In the case of issuance in a different name, the tax identification or Social Security number of the person named must also be indicated.

     9. Waiver of Conditions. Arch reserves the right upon certain limited conditions specified in the prospectus under the heading "The Exchange
Offer -- Conditions," to waive certain of the specified
conditions of the exchange offer, in whole at any time or in part from time to
time, in the case of any [     ] notes tendered hereby. See "The Exchange
Offer -- Conditions" in the prospectus.

     10. Transfer Taxes.  Arch shall pay all transfer taxes, if any, applicable
to the transfer and exchange of [     ] notes to it or its order pursuant to the
exchange offer. If, however, delivery of [INSERT NAME OF NEW SECURITIES] with
respect to [     ] notes accepted for such exchange and/or [     ] notes for
principal amounts not tendered are to be made to, or are to be registered or issued in the name of, any person other than the registered holder of the
[     ] notes tendered hereby, or if tendered [     ] notes are registered in
the name of any person other than the person signing this letter of transmittal, or if a transfer tax is imposed for any reason other than the transfer and
exchange of [     ] notes to Arch or its order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

     11. Replacement Notes.  If a holder desires to tender [     ] notes
pursuant to the exchange offer but is unable to locate the [     ] notes to be
tendered, such holder should write to or telephone the trustee under the
indenture, [          ] about procedures for replacing [     ] notes or
arranging for indemnification. Letters of transmittal should not be sent to the trustee under the indenture but to the exchange agent as described above.

     12. Substitute Form W-9. Each tendering holder is required to provide the exchange agent with a correct taxpayer identification number on Substitute Form W-9 which is provided under "Important Tax Information" below, and, if applicable, to indicate that the holder is not subject to backup withholding. Failure to provide the information on the form for an adequate basis for exemption may subject the tendering holder to a $50 (or greater) penalty imposed by the Internal Revenue Service, and 31% backup withholding on the payments made
to the holder or other payee with respect to [     ] notes exchanged pursuant to
the exchange offer. The box in Part 3 of the Form W-9 may be checked if the tendering holder has not been issued a taxpayer identification number and has applied for a number or intends to apply for a number in the near future. If the box in Part 3 is checked and the exchange agent is not provided with a taxpayer identification number within sixty days, 31% of any payments may be withheld until a taxpayer identification number is provided to the exchange agent.

     13. Requests for Assistance and Additional Copies. Request for assistance or for additional copies of the prospectus, this letter of transmittal, the Notice of Guaranteed Delivery and/or Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, may be directed to the information agent at the address and telephone numbers set forth below:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                             Phone: 1-800-322-2885
                              Fax: (212) 929-0308

IMPORTANT: For a tender of [     ] notes to be valid, this letter of transmittal
(or manually-signed facsimile hereof), together with the [     ] notes and all
other required documents, or a Notice of Guaranteed Delivery, must be received by the exchange agent prior to the expiration date.

                           IMPORTANT TAX INFORMATION

     Under federal income tax law, a holder whose tendered [     ] notes are
accepted for exchange is required by law to provide the exchange agent with such holder's correct taxpayer identification number on Substitute Form W-9 below. If the exchange agent is not provided with the correct taxpayer identification number, the holder or other payee may be subject to a $50 (or greater) penalty imposed by the Internal Revenue Service. In addition, payments that are made to
such holder or other payee with respect to [     ] notes exchanged pursuant to
the exchange offer may be subject to backup withholding at a rate of 31%.

     Certain holders of [     ] notes (including, among others, all corporations
and certain foreign individuals) are not generally subject to these backup withholding and reporting requirements. In order for a foreign person to qualify for exemption from U.S. withholding taxes, that holder must submit to the exchange agent a properly completed Internal Revenue Service Form W-8, signed under penalties of perjury, attesting to that person's exemption from withholding taxes. Forms W-8 can be obtained from the exchange agent. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

     By tendering [     ] notes pursuant to the exchange offer, a holder that
does not comply with the conditions described above authorizes the exchange agent to withhold payment otherwise due so as to enable it to satisfy its backup withholding obligation. Pursuant to the backup withholding provisions of federal income tax law, unless the conditions described above are satisfied, the exchange agent will withhold an amount of any cash payable to a tendering holder
of [     ] notes pursuant to the exchange offer that will enable the exchange agent to remit the appropriate amount of backup withholding due to the Internal Revenue Service with respect to the exchange. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be sought from the Internal Revenue Services.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup withholding on payments made to a holder or other payee
with respect to [     ] notes exchanged pursuant to the exchange offer, the
holder is required to notify the exchange agent of the holder's correct taxpayer identification number by completing the form below, certifying that the taxpayer identification number provided on Substitute From W-9 is correct (or that such holder is awaiting a taxpayer identification number) and that (i) the holder has not been notified by the Internal Revenue Service that the holder is subject to backup withholding as a result of failure to report all interest or dividends or
(ii) the Internal Revenue Service has notified the holder that the holder is no longer subject to backup withholding.

WHAT NUMBER TO GIVE THE EXCHANGE AGENT

     The holder is required to give the exchange agent the taxpayer identification number (e.g., Social Security number or employer identification
number) of the registered holder of the [     ] notes. If the [     ] notes are
in more than one name are not in the name of the actual owner, consult the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, included in the materials sent herewith, for additional guidance on which number to report.

-----------------------------------------------------------------------------------------------------------------------------------
PAYOR'S NAME: UNITED STATES TRUST COMPANY OF NEW YORK
-----------------------------------------------------------------------------------------------------------------------------------
 SUBSTITUTE                           PART 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT
 FORM W-9                             RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.         ---------------------------------
 DEPARTMENT OF THE TREASURY                                                                  Social Security Number
 INTERNAL REVENUE SERVICE
                                                                                             or
                                                                                             ---------------------------------
                                                                                             Employer Identification
                                                                                             Number
                                      -------------------------------------------------------------------------------------------
 PAYOR'S REQUEST FOR TAXPAYER         PART 2 -- CERTIFICATION -- Under Penalties of
 IDENTIFICATION NUMBER ("TIN")        Perjury, I Certify that:                               PART 3 --
 AND CERTIFICATION
                                      (1) the number shown on this form is my correct        Awaiting TIN
                                          Taxpayer Identification Number (or I am waiting
                                          for a number to be issued to me); and              [ ]
                                      (2) I am not subject to backup withholding either
                                          because I have not been notified by the
                                          Internal Revenue Service (the "IRS") that I am
                                          subject to backup withholding as a result of a
                                          failure to report all interest or dividends, or
                                          the IRS has notified me that I am no longer
                                          subject to backup withholding.
-----------------------------------------------------------------------------------------------------------------------------------
                                      CERTIFICATE INSTRUCTIONS -- You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the
                                      IRS stating that you are no longer subject to backup withholding, do not cross out item
                                      (2).
-----------------------------------------------------------------------------------------------------------------------------------
 SIGNATURE ---------------------------------------------------------------------  DATE ------------------------ , 1998
-----------------------------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING
      OF 31% OF ALL REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

           YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                    THE BOX IN PART 3 OF SUBSTITUTE FORM W-9
--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

      I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or
 (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 31 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

------------------------------------------------------------------------------
------------------------------- , 1998
           Signature                                   Date
--------------------------------------------------------------------------------

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

------------------------------------------------------------
                                              GIVE THE
                                           SOCIAL SECURITY
       FOR THIS TYPE OF ACCOUNT:             NUMBER OF--
------------------------------------------------------------
 1.  An individual's account             The individual
 2.  Two or more individuals (joint      The actual owner of
     account)                            the account or, if
                                         combined funds, any
                                         one of the
                                         individuals(1)
 3.  Husband and wife (joint account)    The actual owner of
                                         the account or, if
                                         joint funds, either
                                         person(1)
 4.  Custodian account of a minor        The minor(2)
     (Uniform Gift to Minors Act)
 5.  Adult and minor (joint account)     The adult or, if
                                         the minor is the
                                         only contributor,
                                         the minor(1)
 6.  Account in the name of guardian or  The ward, minor, or
     committee for a designated ward,    incompetent
     minor, or incompetent person        person(3)
 7.  a. The usual revocable savings      The grantor-
        trust account (grantor is also   trustee(1)
        trustee)
     b. So-called trust account that is  The actual owner(1)
        not a legal or valid trust
        under State law
------------------------------------------------------------

------------------------------------------------------------
                                          GIVE THE EMPLOYER
                                           IDENTIFICATION
       FOR THIS TYPE OF ACCOUNT:             NUMBER OF--
------------------------------------------------------------
 8.  Sole proprietorship account         The Owner(4)
 9.  A valid trust, estate, or pension   Legal entity (Do
     trust                               not furnish the
                                         identifying number
                                         of the personal
                                         representative or
                                         trustee unless the
                                         legal entity itself
                                         is not designated
                                         in the account
                                         title.)(5)
10.  Corporate account                   The corporation
11.  Religious, charitable, or           The organization
     educational organization account
12.  Partnership account held in the     The partnership
     name of the business
13.  Association, club, or other tax-    The organization
     exempt organization
14.  A broker or registered nominee      The broker or
                                         nominee
15.  Account with the Department of      The public entity
     Agriculture in the name of a
     public entity (such as a State or
     local government, school district,
     or prison) that receives
     agricultural program payments
------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

                                     PAGE 2

OBTAINING A NUMBER
If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempted from backup withholding on ALL payments include the following:
  - A corporation.
  - A financial institution.
  - An organization exempt from tax under section 501(a), or an individual retirement plan.
  - The United States or any agency or instrumentality thereof.
  - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
  - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
  - An international organization or any agency, or instrumentality thereof.
  - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
  - A real estate investment trust.
  - A common trust fund operated by a bank under section 584(a).
  - An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).
  - An entity registered at all times under the Investment Company Act of 1940.
  - A foreign central bank of issue.
  Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
  - Payments to nonresident aliens subject to withholding under section 1441.
  - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
  - Payments of patronage dividends where the amount received is not paid in money.
  - Payments made by certain foreign organizations.
  - Payments made to a nominee.
  Payments of interest not generally subject to backup withholding include the following:
  - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
  - Payments of tax-exempt interest (including exempt-interest dividends under section 852).

  - Payments described in section 6049(b)(5) to nonresident aliens.
  - Payments on tax-free covenant bonds under section 1451.
  - Payments made by certain foreign organizations.
  - Payments made to a nominee.
Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER, IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

  Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

PRIVACY ACT NOTICE.--Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Beginning January 1, 1993, payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES
(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS.--If you fail to include any portion of an includible payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evidence to the contrary.
(3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(4) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

                  FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
                   CONSULTANT OR THE INTERNAL REVENUE SERVICE

                         NOTICE OF GUARANTEED DELIVERY

                   With Respect to [INSERT NAME OF NOTE HERE]

                                       of

                             [ARCH WIRELESS, INC.]

     This Notice of Guaranteed Delivery, or one substantially equivalent to this form, must be used to tender under the exchange offer if any [INSERT NAME OF NOTE HERE] of Arch Wireless, Inc. are not lost but are not immediately available or time will not permit all required documents to reach the exchange agent by the expiration date. This Notice of Guaranteed Delivery may be delivered by hand, overnight courier or mail, or transmitted by facsimile transmission to the exchange agent. See "Procedure for Tendering Notes and Delivery of
Consents -- Guaranteed Delivery Procedures" in the prospectus/ disclosure
statement dated as of                , 2001. In addition, in order to utilize
the guaranteed delivery procedure to tender [          ] notes, a completed,
signed and dated letter of transmittal/consent form relating to the [          ]
notes (or facsimile thereof) must also be received by the exchange agent within three New York Stock Exchange trading days after the execution of this Notice of Guaranteed Delivery.

     The exchange agent for the exchange offer is Computershare Trust Company of New York. All correspondence should be addressed to the exchange agent as follows:

                   By Mail:                            By Hand and Overnight Courier:
   Computershare Trust Company of New York        Computershare Trust Company of New York
             Wall Street Station                               88 Pine Street
                P.O. Box 1010                                    19th Floor
        New York, New York 10268-1010                     New York, New York 10005

                   By Facsimile Transmission: (212) 701-7636
                        (For Eligible Institutions Only)

                 Confirm Facsimile by Telephone: (212) 701-7624

                      For Information Call: (212) 701-7624

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THIS NOTICE OF GUARANTEED DELIVERY SHOULD NOT BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

     The undersigned hereby tenders to Arch Wireless, Inc. upon terms and subject to the conditions set forth in the prospectus/disclosure statement and the related letter of transmittal/consent form, receipt of which is hereby acknowledged, the aggregate principal amount of [ ] notes specified below pursuant to the guaranteed delivery procedures set forth in the prospectus/disclosure statement under the caption "The Exchange
Offer -- Procedure for Tendering Notes and Delivery of Consents -- Guaranteed Delivery Procedures."

     The undersigned hereby tenders the [ ] notes listed below for exchange and consents to the proposed amendments to the indentures governing the [ ] notes, as the proposed amendments are described in the prospectus/disclosure statement, with respect to the [ ] notes listed below.

---------------------------------------------------------------------------------------------------------------------
                                        DESCRIPTION OF [     ] NOTES TENDERED
                                   AND WITH RESPECT TO WHICH CONSENTS ARE TENDERED
---------------------------------------------------------------------------------------------------------------------
                                                 AGGREGATE PRINCIPAL
 CERTIFICATE NUMBER(S) (IF KNOWN) OF [  ]        AMOUNT(AT MATURITY)
             NOTES OR ACCOUNT                      REPRESENTED BY                       PRINCIPAL AMOUNT
    NUMBER AT THE BOOK-ENTRY TRANSFER              CERTIFICATE(S)                    (AT MATURITY) TENDERED
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                    TOTAL:
---------------------------------------------------------------------------------------------------------------------

                            PLEASE SIGN AND COMPLETE

--------------------------------------------------------------------------------
                                  Signature(s)

--------------------------------------------------------------------------------
                             Name(s) (Please Print)

--------------------------------------------------------------------------------
                                    Address

--------------------------------------------------------------------------------
                                    Zip Code

--------------------------------------------------------------------------------
                              Area Code & Tel. No.

Dated:
------------------------------------

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, an eligible institution, guarantees that the certificates representing the principal amount of [ ] notes tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of such [ ] notes into the exchange agent's account at The Depository Trust Company pursuant to the procedures set forth in the "Procedure for Tendering Senior Subordinated Notes and Delivery of Consents -- Book-Entry Transfers" section of the prospectus/disclosure statement, together with a properly completed and duly executed letter of transmittal (or manually-signed facsimile thereof or agent's message in lieu thereof) and any required signature guarantee and any other documents required by the letter of transmittal, will be received by the exchange agent at the address set forth above, no later than three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

     The undersign acknowledges that it must deliver the letter(s) of transmittal/consent form(s) and the [ ] notes tendered hereby to the exchange agent within the time period set forth above, and that failure to do so could result in a financial loss to the undersigned.

                  Name of Firm:
                  --------------------------------------------------------------

                  Authorized Signature:
                  --------------------------------------------------------------

                  Name:
                  --------------------------------------------------------------
                                         (please type or print)

                  Title:
                  --------------------------------------------------------------

                  Address:
                  --------------------------------------------------------------

                         -------------------------------------------------------
                                                                        Zip Code

                  Telephone Number:
                  --------------------------------------------------------------
                                                   (Area Code)

Dated: __________, 2001

NOTE: DO NOT SEND CERTIFICATES WITH THIS FORM. CERTIFICATES SHOULD BE SENT WITH
      THE LETTER OF TRANSMITTAL/CONSENT FORM.

                                                                         ANNEX D

                             UNAUDITED PROJECTIONS

FINANCIAL PROJECTIONS

     We have prepared the consolidated projected operating and financial results of Arch for the nine months ending December 31, 2001 and the year ending December 31, 2002. The projections assume that as of July 1, 2001 either the exchange offer takes place with 100% noteholder participation and the secured credit facility is modified as described in this prospectus, or the prepackaged bankruptcy plan is consummated. The projections have been prepared for filing with the bankruptcy court if we commence a prepackaged bankruptcy case.

     We have presented a range of projected operating results characterized as Case A and Case B. The primary differences between the two cases are the assumed rate of decline in traditional messaging units in service, which is higher in Case A, and the assumed rate of growth in advanced messaging units in service, which is lower in Case A.

     The projections exclude the operating results and financial position of our Canadian operations. The Canadian operations are managed independently of our domestic operations, and are separately financed through a Canadian credit facility.

ASSUMPTIONS USED IN THE FINANCIAL PROJECTIONS

     The projections are premised on a number of important assumptions. We can provide no assurance that these assumptions will be realized. See "Risk Factors" for a discussion of various factors that could affect our financial condition, results of operations, business, prospects and securities.

          1. The projections assume the restructuring transactions will take place as of July 1, 2001. Following confirmation of the prepackaged bankruptcy plan, it is likely that we will be required to restate our balance sheet in accordance with the principles of fresh start accounting. These projections do not include the adjustments to our balance sheets that will result from such restatement nor the consequent adjustments to our statements of operations and statements of cash flows. Such adjustments could be material.

          2. The projections assume that general economic conditions will continue unchanged throughout the projection period and that their potential impact on capital spending and revenues within each of our operating regions will not fluctuate.

          3. We estimate that we will achieve approximately $280 million in operating expense reductions annually from the integration of PageNet. However, these expense reductions will be achieved over time. The projections assume that we will recognize approximately $193 million in operating expense reductions for the nine months ending December 31, 2001. For the year ending December 31, 2001, these expense reductions would approximate $232 million. The operating expense reductions are expected to be fully realized for the year ending December 31, 2002. The amounts and timing of these operating expense reductions are the result of analyses completed by management to identify redundant expenses and opportunities for business process improvements across all functional areas and in each market in which we have business operations. See "Risk Factors -- Business Risks -- Challenges involved in integrating PageNet's operations with our operations may strain our capacities and may prevent the combined company from achieving intended synergies."

          4. Projected revenues are based on our estimate of units in service and average revenue per unit. Projected revenues assume a continued decline in traditional messaging units in service throughout the projection period, which is partially offset by growth of advanced messaging units in service. Projected year-over-year percentage revenue changes are summarized in the following table. The projected decline for 2001 is as compared to the pro forma annualized revenue for the three months ended December 31, 2000, as adjusted to reflect the acquisition of PageNet as if it had occurred on October 1, 2000.

                                         TOTAL          TRADITIONAL         ADVANCED
                                     --------------    --------------    --------------
                                     2001     2002     2001     2002     2001     2002
                                     -----    -----    -----    -----    -----    -----
Case A.............................  (13.1)%  (13.4)%  (16.3)%  (20.2)%   77.2%    77.5%
Case B.............................   (8.6)%    1.1%   (12.8)%  (14.9)%  110.1%   187.3%

          5. Projected operating expenses are based upon historical experience and expected market conditions, as adjusted to reflect the expected decrease in expenses resulting from assumed synergies achieved from the integration of PageNet.

     We expect to reduce annual operating expenses by approximately $280 million upon completion of the integration of PageNet. We expect to realize these expense reductions in the following categories.

                          (IN MILLIONS):
Payroll and related expenses................................  $108
Outside services............................................    64
Rent and utilities..........................................    28
Direct operating costs......................................    20
Repairs and maintenance.....................................    16
Other G&A expenses..........................................    44
                                                              ----
Total expense reductions....................................  $280
                                                              ====

     Projected total operating expense margins, as a percentage of revenues less cost of products sold, are summarized in the following table. The three months ending December 31, 2000 are presented on a pro forma basis as the base period, to reflect the acquisition of PageNet as if it had occurred on October 1, 2000.

                                                     PRO FORMA
                                                      Q4 2000     2001    2002
                                                     ---------    ----    ----
Case A.............................................    74.4%      70.4%   66.0%
Case B.............................................    74.4%      70.0%   63.8%

          6. The projections assume that we will utilize cash from operations to pay all expenses associated with the restructuring transactions and to provide for working capital throughout the projection period.

          7. Interest expense is calculated based upon the capital structure that will result upon consummation of the exchange offer and amendment of the secured credit facility, as described in "Unaudited Pro Forma Consolidated Condensed Financial Statements," assuming 100% participation by noteholders, or upon consummation of the prepackaged bankruptcy plan. The projections assume that cash interest will not be paid on the 12% senior notes issued in the exchange offer for the period from July 1, 2001 through June 30, 2004; however, the issuance of new 12% senior notes in satisfaction of accrued interest during this period is included in interest expense.

     If only 85% of the outstanding Senior Notes and Senior Discount Notes are exchanged, interest expense would increase by $3.5 million for the nine months ending December 31, 2001 and $6.6 million for the year ending December 31, 2002. Long-term debt, including current maturities, would increase by $49.8 million at December 31, 2001 and $46.0 million at December 31, 2002.

          8. Projections of changes in certain balance sheet accounts such as accounts receivable and accounts payable are based on historic ratios of such accounts to other accounts such as revenue. We assumed approximately 30 days sales outstanding to estimate the accounts receivable balance and approximately 30 days of non-payroll related costs outstanding to estimate the accounts payable balance. The projected long-term debt reflects payments made to reduce borrowings under the secured credit facility. The balance sheet has been prepared on the historical basis of accounting.

     THESE PROJECTIONS WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. OUR INDEPENDENT ACCOUNTANTS AND OUR FINANCIAL ADVISORS HAVE NOT EXAMINED OR COMPILED THE ACCOMPANYING PROJECTIONS AND

ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS.

     WE DO NOT PUBLISH PROJECTIONS OF OUR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. HOWEVER, TO THE EXTENT WE BELIEVE THAT SECURITIES LAW REQUIRES, WE WILL:

     - FURNISH UPDATED PROJECTIONS,

     - INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS WHICH MAY BE REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR

     - OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

THE SECURITIES LAWS REQUIRE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE, REGARDING OUR FINANCIAL CONDITION AND MAY EXTEND TO SITUATIONS WHERE WE KNOW OR HAVE REASON TO KNOW OUR PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS. WE BELIEVE THAT THE CONSOLIDATED PROJECTIONS REPRESENT THE MOST PROBABLE RANGE OF OPERATING RESULTS AND FINANCIAL POSITION AND THAT THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE REASONABLE. THE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED, HOWEVER, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER THE ACTUAL RESULTS WILL BE WITHIN THE RANGE SET FORTH IN OUR PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

                            PROJECTED BALANCE SHEETS

                                                                 AS OF DECEMBER 31,
                                                    --------------------------------------------
                                                            2001                    2002
                                                    --------------------    --------------------
                                                     CASE A      CASE B      CASE A      CASE B
                                                    --------    --------    --------    --------
                                                                   (IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents.......................  $   75.7    $  103.0    $   97.3    $  211.0
  Accounts receivable, net........................     103.9       117.7        87.2       114.2
  Inventories.....................................       2.7         2.7         3.3         3.3
  Prepaid expenses and other......................      18.4        20.1        15.5        19.3
                                                    --------    --------    --------    --------
          Total current assets....................     200.7       243.5       203.3       347.8
Property and equipment, net.......................     783.1       778.3       529.1       540.5
Intangible and other assets, net..................     497.8       497.8       285.7       285.7
                                                    --------    --------    --------    --------
                                                    $1,481.6..  $1,519.6    $1,018.1    $1,174.0
                                                    ========    ========    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt............  $   92.5    $   92.5    $  121.3    $  160.3
  Accounts payable................................      58.6        65.9        48.4        61.0
  Accrued restructuring...........................      13.1        13.1         1.1         1.1
  Accrued interest................................      10.1        10.1         9.5         9.5
  Accrued expenses and other liabilities..........     117.7       125.8       117.5       135.7
                                                    --------    --------    --------    --------
          Total current liabilities                    292.0       307.4       297.8       367.6
Long-term debt, less current maturities...........   1,304.9     1,304.9     1,210.4     1,171.4
Other long-term liabilities.......................      79.1        79.1        71.1        71.1
Deferred income taxes.............................      53.0        53.0        53.0        53.0

Redeemable preferred stock........................     444.1       444.1       456.5       456.5

Stockholders' equity (deficit):...................    (691.5)     (668.9)   (1,070.7)     (945.6)
                                                    --------    --------    --------    --------
                                                    $1,481.6    $1,519.6    $1,018.1    $1,174.0
                                                    ========    ========    ========    ========

                       PROJECTED STATEMENTS OF OPERATIONS

                                                     NINE MONTHS ENDED           YEAR ENDED
                                                     DECEMBER 31, 2001       DECEMBER 31, 2002
                                                    --------------------    --------------------
                                                     CASE A      CASE B      CASE A      CASE B
                                                    --------    --------    --------    --------
                                                                   (IN MILLIONS)
Revenues..........................................  $  882.7    $  963.7    $1,071.0    $1,330.6
Cost of products sold.............................     (46.4)      (67.9)      (77.0)     (110.7)
                                                    --------    --------    --------    --------
                                                       836.3       895.8       994.0     1,219.9
                                                    --------    --------    --------    --------
Operating expenses:
  Service, rental and maintenance.................     229.8       246.1       265.6       309.1
  Selling.........................................     103.2       116.6       121.8       160.2
  General and administrative......................     252.1       260.3       268.2       308.7
  Depreciation and amortization...................     644.6       643.6       581.1       582.1
                                                    --------    --------    --------    --------
          Total operating expenses................   1,229.7     1,266.6     1,236.7     1,360.1
                                                    --------    --------    --------    --------
Operating income (loss)...........................    (393.4)     (370.8)     (242.7)     (140.2)
Interest expense, net.............................    (119.6)     (119.6)     (124.1)     (124.1)
Other income (expense)............................       1.6         1.6          --          --
                                                    --------    --------    --------    --------
Income (loss) before income tax benefit and
  extraordinary item..............................    (511.4)     (488.8)     (366.8)     (264.3)
Benefit from income taxes.........................      33.5        33.5          --          --
                                                    --------    --------    --------    --------
Income (loss) before extraordinary item...........    (477.9)     (455.3)     (366.8)     (264.3)
Extraordinary gain from early extinguishment of
  debt............................................      45.1        45.1          --          --
                                                    --------    --------    --------    --------
Net income (loss).................................    (432.8)     (410.2)     (366.8)     (264.3)
Preferred stock dividend..........................      (4.2)       (4.2)      (12.4)      (12.4)
                                                    --------    --------    --------    --------
Net income (loss) to common stockholders..........  $ (437.0)   $ (414.4)   $ (379.2)   $ (276.7)
                                                    ========    ========    ========    ========

                       PROJECTED STATEMENTS OF CASH FLOWS

                                                      NINE MONTHS ENDED         YEAR ENDED
                                                      DECEMBER 31, 2001     DECEMBER 31, 2002
                                                      ------------------    ------------------
                                                      CASE A     CASE B     CASE A     CASE B
                                                      -------    -------    -------    -------
                                                                   (IN MILLIONS)
Net cash provided by operating activities...........  $ 107.6    $ 129.2    $ 229.1    $ 332.6
                                                      -------    -------    -------    -------
Cash flow from investing activities:
  Additions to property and equipment, net..........   (108.7)    (103.0)    (115.0)    (132.1)
  Additions to intangibles and other assets.........    (15.0)     (15.0)        --         --
                                                      -------    -------    -------    -------
Net cash used for investing activities..............   (123.7)    (118.0)    (115.0)    (132.1)
                                                      -------    -------    -------    -------
Cash flows from financing activities -- repayment of
  long-term debt....................................       --         --      (92.5)     (92.5)
                                                      -------    -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents.......................................    (16.1)      11.2       21.6      108.0
Cash and cash equivalents, beginning of period......     91.8       91.8       75.7      103.0
                                                      -------    -------    -------    -------
Cash and cash equivalents, end of period............  $  75.7    $ 103.0    $  97.3    $ 211.0
                                                      =======    =======    =======    =======
Earnings before interest, income taxes, depreciation
  and amortization(1)...............................  $ 251.2    $ 272.8    $ 338.4    $ 441.9
                                                      =======    =======    =======    =======

(1) Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless messaging industry. Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness or limitations imposed by applicable law upon the payment of dividends or distributions among other things.

                                                                         ANNEX E

                          SUMMARY OF TERMS OF PROPOSED

                      AMENDMENT TO SECURED CREDIT FACILITY

                          ARCH WIRELESS HOLDINGS, INC.

                 SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF A
                           RESTATED CREDIT AGREEMENT
                                  MAY 22, 2001

                             PRELIMINARY STATEMENT

     This Summary (the "Term Sheet") sets forth the principal terms and conditions of an amendment and restatement (the "Restated Credit Agreement") of the Third Amended and Restated Credit Agreement, dated as of March 23, 2000, as amended, by and among Arch Wireless Holdings, Inc. (the "Borrower"), the Lenders party thereto (the "Lenders"), The Bank of New York ("BNY"), Royal Bank of Canada ("RBC"), Toronto Dominion (Texas), Inc. ("TD"), Barclays Bank plc ("Barclays") and Fleet National Bank ("Fleet"), as Managing Agents, RBC and Fleet, as Co-Documentation Agents, TD, as Syndication Agent, and BNY, as Administrative Agent (the "Existing Credit Agreement"). Capitalized terms used herein and not defined in the text of this Term Sheet have the meanings ascribed to such terms in Appendix A.

     The Restated Credit Agreement is being proposed in connection with a proposed restructuring (the "Restructuring") of the debt and capital structure of Arch Wireless, Inc. (the "Parent"), Arch Wireless Communications, Inc. ("Arch") and the Borrower. As set forth below, the Restructuring may be accomplished without the commencement of the Bankruptcy Proceeding (as defined below) with the consent of 100% of the Lenders and the requisite number of Existing Noteholders under each Existing Indenture exchanging their Existing Notes (as defined below) pursuant to the Exchange Offer described below (the "Out of Court Restructuring"). The Out of Court Restructuring will involve (i) the creation of Arch Transition Corp. as an intermediate holding company ("Arch Transition") as a direct wholly-owned subsidiary of Arch, (ii) the contribution by Arch of the issued and outstanding stock of the Borrower to Arch Transition (the "Contribution"), (iii) the contribution by the Parent to the Borrower, directly or indirectly, of all of its assets other than (x) its stock in each of Arch, AWI Spectrum Holdings, Inc. ("AWI Spectrum Holdings"), PageNet SMR Corporation ("PageNet SMR Sub") and Paging Network Canada Holdings, Inc. ("PageNet Canada Holdings") and (y) existing intercompany notes (the "Dropdown"), (iv) the merger of Arch with and into the Parent with the Parent as the survivor (the "Merger"), (v) the change by Arch Transition of its name to Arch Wireless Communications, Inc. (the "Name Change"), (vi) an exchange offer (the "Exchange Offer") to be made by the Parent, Arch, Arch Transition and the Borrower (collectively, the "Arch Companies") pursuant to which holders of the Existing Notes may exchange their Existing Notes for the exchange consideration described below (the "Exchange Consideration") and (vii) the retranching (the "Retranching") of existing Tranches A, B, B-1 and C ("Existing Tranche A", "Existing Tranche B", "Existing Tranche B-1" and "Existing Tranche C", respectively, each, an "Existing Tranche") and collectively, the "Existing Tranches") into a revolving credit facility (the "Revolver") and two term loan facilities (collectively, the "Restated Credit Facilities").

     If less than 100% of the Lenders consent to the changes contemplated herein or less than the requisite number of Existing Noteholders under each Existing Indenture exchange their Existing Notes pursuant to the Exchange Offer, the Parent and certain of its Subsidiaries (including Arch, the Borrower and its Subsidiaries) intend to consummate the Restructuring through a pre-packaged bankruptcy proceeding (the "Bankruptcy Proceeding"). In order to consummate the Restructuring in the Bankruptcy Proceeding (the "Bankruptcy Restructuring"), votes in favor of the plan of reorganization (the "Pre-Packaged Plan") will need to be received from members of each impaired class of creditors holding at least two-thirds of the aggregate principal amount of the indebtedness of such class that are actually voted and by a majority in number of the members of each such class that actually vote. Under the Pre-Packaged Plan, the following classes of creditors will be impaired and will therefore have the right vote on the Pre-Packaged Plan: (i) USAM Noteholders, (ii) Senior Noteholders, (iii) Discount Noteholders and (iv) the Lenders. In the event of a Bankruptcy, "Arch Transition" will not be created, Arch will not merge with the Parent and the Name Change and Contribution will not occur.

     The "Existing Notes" consist of (i) the 10 7/8% Senior Discount Notes due 2008 issued by the Parent pursuant to the Discount Note Indenture (the "Discount Notes"), (ii) the 9 1/2% Senior Notes due 2004 issued by Arch pursuant to the
9 1/2% USAM Indenture (the "9 1/2% USAM Notes"), (iii) the 14% Senior Notes due 2004 issued by Arch pursuant to the 14% USAM Indenture ("14% USAM Notes"and, together with the 9 1/2% USAM Notes, the "USAM Notes"), (iv) the 12 3/4% Senior Notes due 2007 issued by Arch pursuant to the 12 3/4% Indenture (the "12 3/4% Senior Notes") and (v) the 13 3/4% Senior Notes due 2008 issued by Arch pursuant to the 13 3/4% Indenture ("13 3/4% Senior Notes" and, together with the 12 3/4% Senior Notes, the "Senior Notes"). The 6 3/4% Convertible Subordinated Debentures due 2003 issued by the Parent pursuant to the Convertible Subordinated Indenture (the "Convertible Subordinated Debentures") are not being exchanged.

     The Exchange Consideration for the USAM Notes will consist of units consisting of one share of preferred stock to be issued by Arch Transition (in the case of the Out of Court Restructuring), or Arch (in the case of the Bankruptcy Restructuring) and one share of junior voting preferred stock of the Parent (collectively, "Preferred Stock Units"), new senior notes (the "New Senior Notes") to be issued by Arch Transition (in the case of the Out of Court Restructuring), or Arch (in the case of the Bankruptcy Restructuring) and senior secured notes ("Variable Rate Senior Secured Notes") to be issued by the Borrower under a new indenture between the Borrower and the trustee thereof (the "Variable Rate Senior Indenture") in an aggregate principal amount of $60,000,000.

     The Exchange Consideration for the Discount Notes will consist of Preferred Stock Units and common stock of the Parent. The Exchange Consideration for the Senior Notes will consist of Preferred Stock Units and New Senior Notes. The following table summarizes the Exchange Consideration:

                                            OUTSTANDING
                                           PRINCIPAL OR
                                          ACCRETED VALUE
                                       PLUS ACCRUED INTEREST
EXISTING NOTES               ISSUER        (A/O 6/30/01)          EXCHANGE CONSIDERATION
--------------               ------    ---------------------    ---------------------------
9 1/2% USAM Notes..........  Arch          $129,947,917         Preferred Stock Units plus
                                                                Variable Rate Senior
                                                                Secured Notes plus New
                                                                Senior Notes
14% USAM Notes.............  Arch          $102,333,333         Preferred Stock Units plus
                                                                Variable Rate Senior
                                                                Secured Notes plus New
                                                                Senior Notes
Discount Notes.............  Parent        $116,729,774         Preferred Stock Units plus
                                                                Parent common stock
12 3/4% Senior Notes.......  Arch          $136,596,633         Preferred Stock Units plus
                                                                New Senior Notes
13 3/4% Senior Notes.......  Arch          $145,778,940         Preferred Stock Units plus
                                                                New Senior Notes

     As part of the Restructuring, the Existing Tranches will be retranched. Lenders will be given the opportunity to elect the Term Loans in which they wish to participate, provided that if either of the Term Loans is oversubscribed, the amount of the oversubscriptions will be reduced ratably and reallocated to the remaining Term Loan. Lenders who are allocated to the A Term Loan will also have the right to elect whether to participate in the Revolver, provided that if the Revolver is oversubscribed, the amount of the oversubscriptions will be reduced ratably and reallocated to the A Term Loan.

                                 EXCHANGE OFFER

     Pursuant to the Exchange Offer, the Arch Companies will offer to exchange all of the outstanding Existing Notes for the Exchange Consideration described above. Each Existing Noteholder who validly tenders Existing Notes pursuant to the Exchange Offer will be required to consent (each, a "Noteholder Consent") to an amendment (each, an "Indenture Amendment") to the Existing Indenture under which its Existing Notes were issued which will provide for the elimination of all covenants and defaults which can be eliminated with the consent of a majority of Existing Noteholders under such Existing Indenture, including the following: (i) all restrictions on the incurrence of debt, granting of liens, sale of assets (including repurchase obligations with respect thereto) and the making of investments, (ii) all change of control provisions (including repurchase obligations with respect thereto),
(iii) certain events of default, (iv) all restrictions on mergers, consolidations and other fundamental changes and (v) in the case of USAM Notes, all provisions providing for collateral security. In addition, pursuant to the Indenture Amendments to the USAM Indentures, the trustees thereof will release their security interests under the existing Security and Intercreditor Agreement.

     In addition to the approval of the Restated Credit Agreement, it is a condition to the Exchange Offer that USAM Noteholders, Senior Noteholders and Discount Noteholders holding at least 85% of the aggregate principal amount of the USAM Notes, Senior Notes and Discount Notes and by a majority in number of each of the USAM Noteholders, Senior Noteholders and Discount Noteholders have accepted the Exchange Offer and thereby executed Noteholder Consents.

     The Existing Noteholders will also be asked to vote on the Pre-Packaged
Plan.

                                NEW SENIOR NOTES

     The New Senior Notes will be issued by Arch Transition (in the case of the Out of Court Restructuring), or Arch (in the case of the Bankruptcy Restructuring) under an indenture (the "New Senior Indenture") in partial exchange for the USAM Notes and the Senior Notes. Interest on the New Senior Notes will be paid through the issuance of additional New Senior Notes through June 30, 2004 and will thereafter be payable semi-annually in arrears in cash. The New Senior Notes will be senior unsecured obligations of the issuer thereof and will mature on September 30, 2007.

                       VARIABLE RATE SENIOR SECURED NOTES

     As partial consideration in the Exchange Offer, USAM Noteholders will receive Variable Rate Senior Secured Notes under the Variable Rate Senior Indenture in an aggregate principal amount not in excess of $60,000,000. The Variable Rate Senior Secured Notes will be senior secured obligations of the Borrower, will be guaranteed by the Guarantors (as defined below) and will rank pari passu with the obligations under the Restated Loan Documents (as defined below). The Variable Rate Senior Indenture will contain representations, warranties and covenants substantially the same as the Restated Credit Agreement. Pursuant to the Restated Collateral Documents (as defined below), holders of Variable Rate Senior Secured Notes will have a ratable security interest with the Credit Parties under the Existing Credit Agreement (the "Bank Credit Parties") and counterparties to hedging agreements which are Lenders or affiliates thereof (collectively, the "Bank Secured Parties") in the Collateral. The Restated Collateral Documents will contain intercreditor provisions to give effect to the foregoing.

                           CURRENT COLLATERAL PACKAGE

     Subject to certain exceptions, the USAM Indentures prohibit Arch or any of its Subsidiaries from granting a lien to any Person unless the USAM Notes are ratably secured. One exception permits certain pre-existing liens to continue without ratably securing the USAM Notes. Under this exception, the assets pledged to the Lenders under Existing Tranches A, B and C prior to the merger (the "ACE Merger") of Arch Communications Enterprises, Inc. ("ACE") into the Borrower on June 29, 1998, continued without ratably securing the USAM Notes. These assets include all of the assets of Arch Connecticut Valley, Inc. and Arch Communications Enterprises, LLC (the "ACE Subsidiaries") and the stock of the ACE Subsidiaries, in each case to the extent such assets and stock existed at the time of the ACE Merger and such security interest was in effect at such time. In addition, since the USAM Indentures only apply to Arch and its Subsidiaries, a ratable lien was not granted to the USAM Noteholders by the Parent in the stock of Arch and intercompany notes made by ACE and the ACE Subsidiaries to the Parent and liens thereon were granted exclusively to the Lenders under Existing Tranches A, B and
C. These assets are collectively referred to in the Existing Credit Agreement as the "Existing API Collateral".

     For the reasons set forth above, upon the consummation of the PageNet Merger (as defined in the Existing Credit Agreement), the assets of Paging Network, Inc. ("PageNet") and its Subsidiaries which were subject to the lien of the PageNet's Lenders (now the Lenders under Existing Tranche B-1) remained in effect for such Lenders and a ratable lien therein was not granted to the USAM Noteholders. These assets include the stock of various Subsidiaries of PageNet and the assets of PageNet and its Subsidiaries, in each case to the extent such assets and stock existed at the time of the PageNet Merger and were subject to the liens of the then PageNet Lenders at such time (referred to in the Existing Credit Agreement as the "Existing PageNet Collateral").

     Prior to the contribution by the Parent to the Borrower of the stock of PageNet following the PageNet Merger, the stock of PageNet SMR Sub which held certain special mobile radio licenses and related assets which were recently sold to Nextel and PageNet Canada Holdings which holds the stock of the PageNet Canadian Subsidiaries (as defined in the Existing Credit Agreement) were spun-off to the Parent so that these entities remain direct Subsidiaries of the Parent. This was done to facilitate the sale of such special mobile radio licenses and related assets and PageNet's Canadian business. The stock and assets of PageNet Canada Holdings (other than assets pledged to the PageNet Canadian Subsidiaries' Canadian lenders) and PageNet SMR Sub are currently pledged to The Bank of New York, as Collateral Agent, for the ratable benefit of the Bank Secured Parties.

     A ratable security interest in all other assets of Arch and its Subsidiaries was granted at the time of the PageNet Merger to all of the Collateral Agents (under and as defined in the existing Security and Intercreditor Agreement) for the ratable benefit of the Bank Secured Parties and the USAM Noteholders. These assets include (i) the stock owned by Arch in the Borrower, (ii) the assets of the Borrower (the former USA Mobile Communications assets), (iii) the stock and assets of MobileMedia Corporation and its Subsidiaries which were acquired in June, 1999, (iv) the assets of the ACE Subsidiaries acquired after the ACE Merger and (v) the assets of the PageNet and its Subsidiaries acquired after November 10, 2000 (collectively, the "Shared Collateral").

     While the Lenders in Existing Tranches A, B and C could not be granted a security interest in the Existing PageNet Collateral and the Lenders under Existing Tranche B-1 could not be granted a security interest in the Existing API Collateral, in each case without ratably securing the USAM Noteholders, the intent of the Existing Credit Agreement was to have all of the Lenders share ratably in all Collateral. Accordingly, the Existing Credit Agreement provides for a ratable sharing by all of the Lenders of the proceeds of asset sales (regardless of whether the assets sold are Existing API Collateral, Existing PageNet Collateral or Shared Collateral). It also includes an intercreditor provision pursuant to which the unsecured claims of the Lenders in Existing Tranches A, B and C on the one hand, and Lenders under Existing Tranche B-1 on the other hand, would be treated ratably in foreclosure and bankruptcy scenarios through a claim sharing procedure.

                          PROPOSED COLLATERAL PACKAGE

     On the effective date of the Restated Credit Agreement (the "Fourth Restatement Date"), each of the existing Collateral Documents will be amended and restated and certain thereof will be combined (collectively, the "Restated Collateral Documents" and, together with the Restated Credit Agreement, the "Restated Loan Documents"). Pursuant to the Restated Collateral Documents, the Collateral Agent will have a first priority security interest in all of the Collateral for the ratable benefit of the Bank Secured Parties and holders of Variable Rate Senior Secured Notes (collectively, the "Secured Parties"). As a result, all of the Lenders under the Restated Credit Agreement and holders of Variable Rate Senior Secured Notes will have a ratable security interest in all of the Collateral whether it was originally Existing API Collateral, Existing PageNet Collateral or Shared Collateral. In connection with the Restated Collateral Documents, the trustees under the USAM Indentures in their capacities as Collateral Agents will release their security interest to the Collateral Agent.

     Following is a summary of the credit facilities under the Restated Credit Agreement (the "Restated Credit Facilities").

BORROWER:                        Arch Wireless Holdings, Inc., a Delaware
                                 corporation (the "Borrower").

LEAD AGENTS:                     BNY and TD.

MANAGING AGENTS:                 BNY, TD, RBC, Barclays and Fleet.

ADMINISTRATIVE AGENT:            BNY.

DOCUMENTATION AGENT:             RBC.

CO-DOCUMENTATION AGENTS:         Barclays and Fleet.

SYNDICATION AGENT:               TD.

LEAD ARRANGERS AND BOOK
RUNNERS:                         BNY Capital Markets, Inc. and TD Securities
                                 (USA) Inc.

LETTER OF CREDIT ISSUING BANK:   BNY.

COLLATERAL AGENT:                BNY.

TYPE OF FACILITIES:              An aggregate of $1,119,608,750 of senior credit
                                 facilities comprised of the following:

                                      1. Revolver: a reducing revolving credit
                                         facility of up to $100,000,000 (or such
                                         lesser amount as determined by the
                                         Borrower prior to the Fourth
                                         Restatement Date) pursuant to which
                                         revolving loans may be borrowed,
                                         prepaid and reborrowed and pursuant to
                                         which letters of credit may be issued
                                         as set forth below. Commitments and
                                         loans under the Revolver are referred
                                         to collectively as "Revolving
                                         Commitments" and "Revolving Loans",
                                         respectively. The amount allocated to
                                         the Revolver will reduce the amount of
                                         the A Term Loans. In the event that the
                                         Revolver is undersubscribed at closing,
                                         after the closing and prior to March 1,
                                         2002, the Borrower will have the right
                                         to increase the Revolver (but not in
                                         excess of $100,000,000 or such lesser
                                         amount as set forth above) in the event
                                         that Lenders holding A Term Loans are
                                         willing to convert A Term Loans to
                                         Revolving Loans and Revolving
                                         Commitments.

                                         The Borrower may request the issuance
                                         of letters of credit (each a "Letter of
                                         Credit") with a face amount not in
                                         excess of the lesser of (i) $5,000,000
                                         and (ii) aggregate Revolving
                                         Commitments minus Revolving Exposure.
                                         Each such Letter of Credit shall have
                                         an expiry date of one year or less and
                                         with a final expiry date at least ten
                                         business days prior to the Final
                                         Maturity Date. The issuance of a Letter
                                         of Credit will be deemed a utilization
                                         of the Revolver.

                                      2. A Term Loans: An $849,342,074 (less the
                                         amount allocated to the Revolver) term
                                         loan facility (the "A Term Loans"). The
                                         outstanding principal amount thereof
                                         will amortize as set forth below.

                                      3. B Term Loans: A $270,266,676 term loan
                                         facility (the "B Term Loans"). The
                                         outstanding principal amount thereof
                                         will amortize as set forth below.

CLOSING DATE:                    The date upon which documentation for the
                                 Restated Credit Agreement is executed and delivered or, if the Bankruptcy Proceeding is commenced, the Effective Date (within the meaning of the Pre-Packaged Plan).

GUARANTORS:                      The Parent and all present and future direct
                                 and indirect Subsidiaries of the Parent other than (i) the Borrower, (ii) Non-Material
                                 Foreign Subsidiaries and (iii) Parent
                                 Unrestricted Subsidiaries.

SECURITY:                        The Restated Credit Facilities will be secured
                                 by a first priority perfected security interest in all tangible and intangible assets of each Loan Party, including all Equity Interests owned by any Loan Party in any Parent
                                 Restricted Subsidiary, and all real estate owned by any Loan Party, provided that only 65% of the Equity Interests in any Non-Material
                                 Foreign Subsidiary owned by a Loan Party shall be pledged. As under the existing Loan
                                 Documents, the Secured Parties will not have a security interest in cash or investment securities.

FINAL MATURITY DATE:             Revolver and A Term Loans -- June 30, 2006.

                                 B Term Loans -- December 31, 2006.

SCHEDULED REVOLVING COMMITMENT
REDUCTIONS:                      Commencing on March 31, 2002, the Revolving
                                 Commitments shall be permanently reduced on the following dates in the following percentages of the Revolving Commitments as of the Closing
                                 Date (or if greater, as of March 31, 2002):

                                            DATE      PERCENTAGE       DATE        PERCENTAGE
                                            ----      ----------   -------------   ----------
                                            3/31/02     2.625%           6/30/04      3.375%
                                            6/30/02     2.625%           9/30/04      3.375%
                                            9/30/02     2.625%          12/31/04      3.375%
                                            12/31/02    2.625%           3/31/05      3.750%
                                            3/31/03     3.000%           6/30/05      3.750%
                                            6/30/03     3.000%           9/30/05      3.750%
                                            9/30/03     3.000%          12/31/05      3.750%
                                            12/31/03    3.000%           3/31/06      24.50%
                                            3/31/04     3.375%     Maturity Date    Balance

AMORTIZATION OF A TERM LOANS:    Commencing on March 31, 2002, the A Term Loans
                                 will amortize on the following dates in the following percentages of an amount equal to the aggregate outstanding principal balance of the A Term Loans as of the Closing Date minus the amount of A Term Loans converted to Revolving Loans after the Closing Date:

                                            DATE      PERCENTAGE       DATE        PERCENTAGE
                                            ----      ----------   -------------   ----------
                                            3/31/02     2.625%           6/30/04      3.375%
                                            6/30/02     2.625%           9/30/04      3.375%
                                            9/30/02     2.625%          12/31/04      3.375%
                                            12/31/02    2.625%           3/31/05      3.750%
                                            3/31/03     3.000%           6/30/05      3.750%
                                            6/30/03     3.000%           9/30/05      3.750%
                                            9/30/03     3.000%          12/31/05      3.750%
                                            12/31/03    3.000%           3/31/06      24.50%
                                            3/31/04     3.375%     Maturity Date    Balance

AMORTIZATION OF B TERM LOANS:    Commencing on December 31, 2002, the aggregate
                                 outstanding principal balance of the B Term
                                 Loans will amortize on the following dates in the following percentages:

                                            DATE                PERCENTAGE
                                            ----                ----------
                                            12/31/02               1.000%
                                            12/31/03               1.000%
                                            12/31/04               1.000%
                                            12/31/05               1.000%
                                            Maturity Date        Balance

INTEREST RATES:                  At the Borrower's option, the Loans will bear
                                 interest at either (i) the Applicable Margin plus the greater of (a) the Federal Funds
                                 Effective Rate plus 1/2 of 1% and (b) BNY's prime commercial lending rate as publicly announced to be in effect from time to time
                                 (the "Alternate Base Rate"), or (ii) subject to legality and availability, the Administrative
                                 Agent's reserve-adjusted LIBOR interest rate plus the Applicable Margin. Interest periods for the LIBOR interest rate option shall be for periods of one, two, three or six months.

APPLICABLE MARGIN:               The Applicable Margin for Loans shall be as set
                                 forth in the following table opposite the class of Loans:

                                            LOANS                 ABR        LIBOR
                                            -----                 ----       -----
                                            Revolving Loans       1.25%      2.50%
                                            A Term Loans          1.25%      2.50%
                                            B Term Loans          3.00%      4.25%

DEFAULT RATE OF INTEREST:        Following the occurrence and during the
                                 continuation of an Event of Default, interest on the outstanding principal balance of the Loans shall accrue at the then applicable interest rates plus 2.00% per annum. If any amount payable under the Restated Loan
                                 Documents (other than the principal of the Loans) is not paid when due, such amount shall bear interest at the Alternate Base Rate plus the Applicable Margin plus 2.00% per annum from the date of nonpayment until paid in full. All such interest shall be payable on demand.

CALCULATION AND PAYMENT OF
INTEREST:                        Interest shall be calculated on the basis of
                                 the actual number of days elapsed in a year comprised of 360 days (or, in the case of Loans bearing interest at the Alternate Base Rate based on the prime rate, 365 days or, if appropriate, 366 days). Except as provided under "Default Rate of Interest", above, interest at (i) the Alternate Base Rate shall be payable quarterly in arrears on the last day of each March, June, September and December and (ii) LIBOR shall be payable on the last day of the applicable interest period, provided that if the applicable interest period is greater than three months, interest shall be payable on the last day of each three month interval occurring during such interest period and the last day of such interest period.

COMMITMENT FEES:                 A non-refundable fee payable to the
                                 Administrative Agent for pro-rata distribution to the Lenders with Revolving Commitments will accrue at a rate of 1.00% per annum on the average daily unused portion of the Revolving
                                 Commitments. Commitment Fees shall be
                                 calculated on the basis of the actual number of days elapsed in a year comprised of 365 days or, if appropriate, 366 days and shall be payable quarterly in arrears, on the last day of March, June, September and December, on the date of any reduction or the termination of the Revolving Commitments and on the Final Maturity
                                 Date.

LETTER OF CREDIT FEES:           A non-refundable per annum fee payable to the
                                 Administrative Agent for the pro-rata account of the Revolving Lenders shall accrue on the face amount of each Letter of Credit equal to the Applicable Margin in effect for the LIBOR interest rate option under the Revolver. Letter of Credit Fees shall be computed on the basis of the actual number of days elapsed in a year comprised of 360 days and shall be payable quarterly in arrears on the last day of March, June, September and December and on the Final
                                 Maturity Date.

PREPAYMENTS AND COMMITMENT
REDUCTIONS:                      Voluntary Commitment Reductions.  The Borrower
                                 may terminate or permanently reduce the unused portion of the Revolver on three business days' notice to the Administrative Agent. All such reductions must be in a minimum amount of $1,000,000 and $100,000 multiples thereof.

                                 Voluntary Prepayments. The Borrower may prepay Loans (subject to break funding indemnities) in a minimum amount of $1,000,000 plus $100,000 multiples thereof on three business days' notice to the Administrative Agent in the case of prepayments of Loans bearing interest based on LIBOR and on one business day's notice to the Administrative Agent in the case of prepayments of Loans bearing interest based on the Alternate Base Rate. The Borrower may elect to prepay Revolving Loans, provided that all other voluntary prepayments shall be allocated ratably to the A Term Loans, B Term Loans and Variable Rate Senior Secured Notes, in each case to be applied to the remaining amortization installments thereof on a pro rata basis.

                                 Mandatory Commitment Reductions and
                                 Prepayments:

                                      1. On or before each date set forth below,
                                         the Borrower shall prepay the Revolving
                                         Loans (and permanently reduce the
                                         Revolving Commitments), A Term Loans, B
                                         Term Loans and Variable Rate Senior
                                         Secured Notes as
                                       set forth below by an amount equal to the amount set forth in subparagraphs (a) through (c) below and applicable to such date:

                                        (a) Excess Cash Flow -- For each fiscal
                                            year and effective on March 31st of
                                            each immediately succeeding fiscal
                                            year, in an aggregate amount equal
                                            to 50% of Excess Cash Flow.

                                         (b) Asset Sales, etc. -- 100% of (i)
                                             the net cash proceeds received from
                                             asset sales (including sales,
                                             transfers and other dispositions of
                                             all or any portion of the Parent's
                                             or any of its Subsidiaries'
                                             interest in Arch Latin America,
                                             Ltd. ("Arch Latin America") other
                                             than those in the ordinary course
                                             of business, (ii) without
                                             duplication, all repayments of its
                                             investments in Arch Latin America
                                             and (iii) any cash proceeds
                                             received in connection with any
                                             disposition of all or any portion
                                             of the interest of PageNet Canada
                                             Holdings in its Canadian
                                             Subsidiaries (the "PageNet Canadian
                                             Subsidiaries").

                                         (c) Insurance and Condemnation
                                             Awards -- 100% of all property
                                             insurance recoveries and
                                             condemnation awards in excess of
                                             amounts used to replace or restore
                                             any properties, subject to
                                             customary repair and replacement
                                             provisions.

                                      2. In addition to the Scheduled Reductions
                                         of the Revolver, the Revolver shall be
                                         permanently reduced as described in
                                         Item 1 above. The Borrower shall prepay
                                         the Revolving Loans so that the
                                         Revolving Exposure does not exceed the
                                         Revolving Commitments as so reduced.

                                 Simultaneously with the termination and each reduction of the Revolving Commitments, the Borrower shall pay to the Administrative Agent, for the pro rata account of the Revolving Lenders, accrued Commitment Fees (to the date of termination or reduction) on the terminated or reduced portion thereof.

                                 Each mandatory prepayment shall be allocated ratably among the Revolver (as a permanent reduction), the Term Loans and the Variable Rate Senior Secured Notes, in each case to be applied to the remaining amortization installments or scheduled reductions, as applicable, of the applicable Restated Credit Facility on a pro rata basis.

REPRESENTATIONS AND
WARRANTIES:                      Customary for the type of transaction proposed
                                 and others to be reasonably specified by the Lead Agents, in each case to be applied to Borrower and the Restricted Subsidiaries, including, without limitation, representations and warranties relating to: Subsidiaries and capitalization; the existence, qualification and good standing of the Loan Parties;
                                 authorization; title to properties; liens;
                                 employee benefits; the accuracy and fair presentation of financial statements; absence of any Material Adverse Change since December
                                 31, 2000 (other than, if
                                 applicable, the filing of the Bankruptcy
                                 Proceeding and other than as disclosed to the Lenders in writing prior to the date which is ten days prior to the date on which votes for the Pre-Packaged Plan are due); the noncontravention of organizational documents, laws and material agreements; the absence of litigation (other than, if applicable, the Bankruptcy Proceeding); the payment of taxes and other material obligations; compliance with environmental and other laws; receipt of necessary approvals; insurance; validity of licenses, permits and franchises, including FCC licenses; and the power and authority of the Loan Parties to execute, deliver and perform obligations pursuant to the Restated Loan
                                 Documents. In addition, the Parent's and Arch's guaranty will contain comparable representations and warranties to be applicable to the Parent and the Parent Restricted
                                 Subsidiaries (other than the Borrower and the Restricted Subsidiaries).

CONDITIONS PRECEDENT TO
EFFECTIVENESS
OF OUT OF COURT RESTRUCTURING:   Customary for the type of transaction proposed,
                                 and others to be reasonably specified by the Lead Agents, including, without limitation:

                                       1. Execution and delivery of definitive
                                          Restated Loan Documents, including
                                          mortgages for each parcel of owned
                                          real estate.

                                       2. The Administrative Agent shall have
                                          received a certificate, in form and
                                          substance satisfactory to the Lead
                                          Agents, dated the Fourth Restatement
                                          Date, of the Secretary or Assistant
                                          Secretary of each of the Parent and
                                          each of its Subsidiaries which is a
                                          party to one or more of the
                                          Transaction Documents (i) attaching a
                                          true and complete copy of the
                                          resolutions of its Board of Directors
                                          or other managing body or Person and
                                          of all documents evidencing other
                                          necessary corporate or other action
                                          (in form and substance satisfactory to
                                          the Administrative Agent) taken by it
                                          to authorize the Transaction Documents
                                          to which it is a party and the
                                          consummation of the Transactions, (ii)
                                          in the case of (x) each such Person
                                          that was a Loan Party on November 10,
                                          2000, certifying that there have been
                                          no amendments or modifications to its
                                          certificate of incorporation and
                                          by-laws or other organizational
                                          documents since such date or, if so,
                                          setting forth the same, and (y) each
                                          other Loan Party, attaching a true and
                                          complete copy of its certificate of
                                          incorporation and by-laws or other
                                          organizational documents, (iii)
                                          setting forth the incumbency of its
                                          officer or officers who may sign such
                                          Transaction Documents, including
                                          therein a signature specimen of such
                                          officer or officers and (iv) attaching
                                          a certificate of good standing of the
                                          Secretary of State of the jurisdiction
                                          of its incorporation and, in the case
                                          of Arch Transition (in the event of an
                                          Out of Court Restructuring), each
                                          other jurisdiction in
                                       which it is qualified to do business,
                                       together with such other documents as the Lead Agents shall require.

                                       3. There shall be no injunction, writ,
                                          preliminary restraining order or other
                                          order of any nature issued by any
                                          Governmental Body in any respect
                                          affecting the Transactions and no
                                          action or proceeding by or before any
                                          Governmental Body shall have been
                                          commenced and be pending or, to the
                                          knowledge of the Parent or any of its
                                          Subsidiaries, be threatened, seeking
                                          to prevent or delay such Transactions
                                          or challenging any other terms and
                                          provisions thereof or seeking any
                                          damages in connection therewith which
                                          would, in the opinion of the Lead
                                          Agents in their sole discretion,
                                          individually or in the aggregate, have
                                          a material adverse effect on (i) the
                                          business, property, financial
                                          condition, operations, projections or
                                          prospects of the Parent and its
                                          Subsidiaries on a consolidated basis,
                                          Arch Transition and its Subsidiaries
                                          on a consolidated basis or the
                                          Borrower and its Subsidiaries on a
                                          consolidated basis; (ii) the legality,
                                          validity or enforceability of any of
                                          the Restated Loan Documents, (iii) the
                                          ability of the Borrower or any other
                                          Loan Party to perform its obligations
                                          under the Restated Loan Documents, or
                                          (iv) the rights and remedies of the
                                          Bank Credit Parties under the Restated
                                          Loan Documents, and the Administrative
                                          Agent shall have received a
                                          certificate of a financial officer of
                                          the Parent, dated the Fourth
                                          Restatement Date, to the foregoing
                                          effects, in form and substance
                                          satisfactory to the Lead Agents.

                                       4. The consummation of the Transactions
                                          shall not (i) constitute a default
                                          under any material agreement of the
                                          Parent or any of its Subsidiaries or
                                          (ii) require the prepayment,
                                          repurchase, redemption or defeasance
                                          of any indebtedness of the Parent or
                                          any of its Subsidiaries prior to its
                                          scheduled maturity, including, without
                                          limitation, under any change of
                                          control or similar provision, and the
                                          Administrative Agent shall have
                                          received a certificate of a financial
                                          officer of the Parent, dated the
                                          Fourth Restatement Date to the
                                          foregoing effects in form and
                                          substance satisfactory to the Lead
                                          Agents

                                       5. Since December 31, 2000, other than as
                                          disclosed to the Lenders in writing
                                          prior to the date which is ten days
                                          prior to the date on which votes for
                                          the Pre-Packaged Plan are due, there
                                          shall not have occurred a Material
                                          Adverse Change and the Administrative
                                          Agent shall have received a
                                          certificate of a financial officer of
                                          the Parent, dated the Fourth
                                          Restatement Date, to the foregoing
                                          effects, in form and substance
                                          satisfactory to the Lead Agents.

                                       6. All approvals and consents of all
                                          Persons required to be obtained on or
                                          before to the Fourth Restatement Date
                                          in connection with the consummation of
                                          the Transactions have been obtained
                                          and all required notices have been
                                          given and all required waiting periods
                                          have expired, and no provision of any
                                          applicable statute, law, rule or
                                          regulation of any Governmental Body
                                          will prevent the execution, delivery
                                          or performance of, or affect the
                                          validity of, the Restated Loan
                                          Documents, and the Administrative
                                          Agent shall have received a
                                          certificate of an officer of the
                                          Parent, dated the Fourth Restatement
                                          Date, to the foregoing effects, in
                                          form and substance satisfactory to the
                                          Lead Agents.

                                       7. The Exchange Offer shall have been
                                          completed on terms satisfactory to the
                                          Lead Agents and (i) not less than 85%
                                          in total aggregate principal amount of
                                          Existing Notes are tendered on the
                                          terms described above and (ii)
                                          Existing Noteholders holding at least
                                          one-half of the aggregate principal
                                          amount of each issue of Existing Notes
                                          shall have accepted the Exchange Offer
                                          and thereby executed Noteholder
                                          Consents and the Administrative Agent
                                          shall have received a certificate of a
                                          financial officer of the Parent, dated
                                          the Fourth Restatement Date to the
                                          foregoing effects, in form and
                                          substance satisfactory to the Lead
                                          Agents.

                                       8. The Merger, the Contribution and the
                                          Name Change shall have been
                                          consummated on terms satisfactory to
                                          the Lead Agents, a certificate of
                                          merger shall have been filed with the
                                          Secretary of State of the State of
                                          Delaware with respect to the Merger,
                                          which certificate shall comply as to
                                          form and substance with the General
                                          Corporation Law of Delaware, and the
                                          Administrative Agent shall have
                                          received a certificate of a financial
                                          officer of the Parent, dated the
                                          Fourth Restatement Date, to the
                                          foregoing effects, in form and
                                          substance satisfactory to the Lead
                                          Agents.

                                       9. The Dropdown shall have been
                                          consummated on terms satisfactory to
                                          the Lead Agents, and the
                                          Administrative Agent shall have
                                          received a certificate of a financial
                                          officer of the Parent, dated the
                                          Fourth Restatement Date, to the
                                          foregoing effects, in form and
                                          substance satisfactory to the Lead
                                          Agents.

                                      10. The terms of each of the Preferred
                                          Stock Units, New Senior Notes and the
                                          Variable Rate Senior Secured Notes
                                          shall in all material respects be as
                                          previously agreed to by the Lead
                                          Agents or shall be in form and
                                          substance satisfactory to the Lead
                                          Agents.

                                      11. The trustees of the USAM Indentures in
                                          their capacity as Collateral Agents
                                          under the existing Security and

                                       Intercreditor Agreement shall have
                                       released their security interests
                                       thereunder.

                                      12. The Administrative Agent shall have
                                          received a certificate of a financial
                                          officer of the Parent, dated the
                                          Fourth Restatement Date, in all
                                          respects satisfactory to the Lead
                                          Agents certifying that as of the
                                          Fourth Restatement Date (i) no default
                                          or Event of Default exists and (ii)
                                          the representations and warranties
                                          contained in the Restated Loan
                                          Documents are true and correct

                                      13. The Administrative Agent shall have
                                          received a certificate of a financial
                                          officer of the Parent, dated the
                                          Fourth Restatement Date, in all
                                          respects satisfactory to the Lead
                                          Agents, attaching financial
                                          projections (giving effect to the
                                          Transactions) of (i) the Parent and
                                          its Subsidiaries on a consolidated
                                          basis, (ii) Arch and its Subsidiaries
                                          on a consolidated basis, (iii) the
                                          Borrower and its Subsidiaries on a
                                          consolidated basis, for the period
                                          through the Final Maturity Date
                                          applicable to the B Term Loans, and
                                          certifying that such projections were
                                          prepared in good faith and are based
                                          on reasonable assumptions, which
                                          projections, if different in any
                                          material respect from those delivered
                                          to the Lead Agents prior to the date
                                          hereof, shall be in form and substance
                                          satisfactory to the Lead Agents.

                                      14. The Administrative Agent shall have
                                          received a certificate of the
                                          Secretary or Assistant Secretary of
                                          the Parent, dated the Fourth
                                          Restatement Date, in all respects
                                          satisfactory to the Lead Agents, (i)
                                          attaching a true and complete copy of
                                          each of (x) the fully executed
                                          Exchange Documents (including, without
                                          limitation, the consent solicitations,
                                          the Indenture Amendments and
                                          registration statements with respect
                                          to the Exchange Offer as filed with
                                          the SEC, all of which shall be
                                          satisfactory to the Lead Agents), (y)
                                          the Merger Documents and (z) the
                                          Contribution Documents and (ii)
                                          certifying that each Exchange
                                          Document, Merger Document and
                                          Contribution Document is in full force
                                          and effect and that no default or
                                          Event of Default by the Parent, Arch,
                                          Arch or the Borrower has occurred and
                                          is continuing thereunder.

                                      15. The Administrative Agent shall have
                                          received a certificate of the
                                          Secretary or Assistant Secretary of
                                          the Parent, dated the Fourth
                                          Restatement Date, in all respects
                                          satisfactory to the Lead Agents,
                                          attaching a true and complete copy of
                                          each of the fully executed Dropdown
                                          Documents.

                                      16. The ACE Subordinated Note made by the
                                          Borrower's predecessor, Arch
                                          Communications Enterprises, Inc., to
                                          Benbow Investments shall have been
                                          canceled and the

                                       Administrative Agent shall have received a certificate of a financial officer of the Parent, dated the Fourth Restatement Date, to the foregoing effect, in form and substance satisfactory to the Lead Agents and the Collateral Agent shall have returned such note to the Borrower for cancellation.

                                      17. The Administrative Agent shall have
                                          received such other documents as it
                                          shall request in connection with the
                                          grant of the security interest under
                                          the Restated Collateral Documents and
                                          the perfection thereof as the Lead
                                          Agents may require, each in form and
                                          substance satisfactory to the Lead
                                          Agents, including, without limitation,
                                          UCC-1 financing statements or UCC-3
                                          amendments or assignments.

                                      18. The Administrative Agent shall have
                                          received satisfactory legal opinions
                                          of counsel to the Loan Parties,
                                          including, without limitation, with
                                          respect to FCC matters, addressed to
                                          the Administrative Agent and the other
                                          Credit Parties, dated the Fourth
                                          Restatement Date and in form and
                                          substance satisfactory to the
                                          Administrative Agent.

                                      19. All fees payable on the Fourth
                                          Restatement Date shall have been paid,
                                          including the reasonable fees and
                                          expenses of counsel to the
                                          Administrative Agent.

                                      20. The Administrative Agent shall have
                                          received such other documents and
                                          assurances as the Lead Agents shall
                                          reasonably require.

CONDITIONS PRECEDENT TO A
BANKRUPTCY
RESTRUCTURING:                   In the event that the Restructuring cannot be
                                 consummated as an Out of Court Restructuring and if votes in favor of the Pre-Packaged Plan are received from (i) USAM Noteholders, Senior
                                 Noteholders and Discount Noteholders holding at least two-thirds of the aggregate principal amount of the USAM Notes, Senior Notes and Discount Notes, respectively, that are actually voted and by a majority in number of each of the USAM Noteholders, Senior Noteholders and
                                 Discount Noteholders that actually vote and
                                 (ii) Lenders holding at least two-thirds of the aggregate principal amount of the indebtedness under the Existing Credit Agreement that are actually voted and by a majority in number of the Lenders that actually vote, the Arch
                                 Companies intend to commence the Bankruptcy
                                 Proceeding. In the event that the Bankruptcy
                                 Proceeding has been commenced, the following conditions precedent to the confirmation of the Pre-Packaged Plan and the Effective Date (as defined in the Pre-Packaged Plan) shall have been satisfied:

                                      1. Conditions to Confirmation.  In
                                         addition to the satisfaction of the
                                         Conditions to Confirmation set forth in
                                         the

                                       Pre-Packaged Plan, the following
                                       conditions precedent shall have been
                                       satisfied:

                                        (a) Since December 31, 2000, other than
                                            as disclosed to the Lenders in
                                            writing prior to the date which is
                                            ten days prior to the date on which
                                            votes for the Pre-Packaged Plan are
                                            due, there shall not have occurred a
                                            Material Adverse Change.

                                        (b) The Parent shall have submitted to
                                            the bankruptcy court the
                                            Pre-Packaged Plan in the form
                                            previously agreed to by the Lead
                                            Agents (the "Submitted Plan") and
                                            the Pre-Packaged Plan for which
                                            confirmation is sought shall be in
                                            all material respects substantially
                                            the same as the Submitted Plan or,
                                            if not, either votes in favor of
                                            such Pre-Packaged Plan shall have
                                            been resolicited and such
                                            Pre-Packaged Plan shall have been
                                            approved by the requisite votes of
                                            the impaired classes of creditors or
                                            such Pre-Packaged Plan shall be in
                                            form and substance satisfactory to
                                            the Lead Agents. For purposes of
                                            this condition, any modification to
                                            the Submitted Plan which in any
                                            manner affects the treatment of the
                                            claims of the Bank Secured Parties
                                            shall be deemed to be material.

                                        (c) The Confirmation Order shall have
                                            been entered on or before December
                                            31, 2001.

                                      2. Conditions to Effectiveness:  In
                                         addition to the satisfaction of the
                                         conditions in item 1 above and the
                                         Conditions to Effectiveness set forth
                                         in the Pre-Packaged Plan, the following
                                         conditions precedent shall have been
                                         satisfied:

                                      (a) Since December 31, 2000, other than as
                                          disclosed to the Lenders in writing
                                          prior to the date which is ten days
                                          prior to the date on which votes for
                                          the Pre-Packaged Plan are due, there
                                          shall not have occurred a Material
                                          Adverse Change and the Administrative
                                          Agent shall have received a
                                          certificate of a financial officer of
                                          the Parent, dated such Effective Date,
                                          to the foregoing effects, in form and
                                          substance satisfactory to the Lead
                                          Agents.

                                      (b) The Administrative Agent shall have
                                          received a court certified copy of the
                                          Confirmation Order issued by the
                                          bankruptcy court confirming the
                                          Pre-Packaged Plan in form and
                                          substance satisfactory to the Lead
                                          Agents, which Confirmation Order shall
                                          have become a Final Confirmation Order
                                          within the meaning of the Pre-
                                          Packaged Plan.

                                      (c) The Conditions Precedent to
                                          Effectiveness of an Out of Court
                                          Restructuring (other than those
                                          specified in items 3, 5, 7, 8, 13 and
                                          14) shall have been satisfied (with
                                          appropriate changes to reflect the
                                          commencement
of the Bankruptcy Proceeding), provided that references to Arch Transition in any such condition shall be deemed to refer to Arch.

                                      (d) The Effective Date (within the meaning
                                          of the Pre-Packaged Plan) shall have
                                          occurred on or before January 15,
                                          2002.

FINANCIAL COVENANTS:             Customary for the type of transaction proposed,
                                 including, without limitation, the following:

                                      1. Total Leverage Ratio -- At all times
                                         during the periods set forth below the
                                         Total Leverage Ratio shall not exceed
                                         the following:

                                            PERIOD                                                   RATIO
                                            ------                                                 ---------
                                            Fourth Restatement Date through 6/30/01                5.25:1.00
                                            7/1/01 through 3/31/02                                 5.00:1.00
                                            4/1/02 through 12/31/02                                4.75:1.00
                                            1/1/03 through 12/31/03                                4.50:1.00
                                            1/1/04 through 6/30/04                                 4.25:1.00
                                            7/1/04 through 12/31/04                                4.00:1.00
                                            1/1/05 through 6/30/05                                 3.75:1.00
                                            7/1/05 and thereafter                                  3.50:1.00

                                      2. Borrower Leverage Ratio -- At all times
                                         during the periods set forth below, the
                                         Borrower Leverage Ratio shall be less
                                         than or equal to:

                                            PERIOD                                                   RATIO
                                            ------                                                 ---------
                                            Fourth Restatement Date through 6/30/02                4.00:1.00
                                            7/1/02 through 3/31/03                                 3.75:1.00
                                            4/1/03 through 9/30/03                                 3.50:1.00
                                            10/1/03 through 3/31/04                                3.25:1.00
                                            4/1/04 through 12/31/04                                3.00:1.00
                                            1/1/05 through 6/30/05                                 2.75:1.00
                                            7/1/05 and thereafter                                  2.50:1.00

                                      3. Interest Coverage Ratio -- As of the
                                         last day of each fiscal quarter during
                                         the periods set forth below, the
                                         Interest Coverage Ratio shall exceed
                                         the following:

                                            PERIOD                                                   RATIO
                                            ------                                                 ---------
                                            Fourth Restatement Date through 9/30/01                1.40:1.00
                                            10/1/01 through 12/31/01                               1.75:1.00
                                            1/1/02 through 3/31/02                                 2.00:1.00
                                            4/1/02 through 6/30/02                                 2.25:1.00
                                            7/1/02 and thereafter                                  2.50:1.00

                                      4. Pro Forma Debt Service Coverage
                                         Ratio -- As of the last day of each
                                         fiscal quarter during the periods set
                                         forth below, the Pro Forma Debt Service
                                         Coverage Ratio shall exceed the
                                         following:

                                            PERIOD                                                   RATIO
                                            ------                                                 ---------
                                            Fourth Restatement Date through 12/31/01               1.10:1.00
                                            1/1/02 and thereafter                                  1.25:1.00

                                      5. Fixed Charge Coverage Ratio -- As of
                                         the last day of each fiscal quarter,
                                         commencing with the fiscal quarter
                                         ending March 31, 2002, the Fixed Charge
                                         Coverage Ratio shall exceed 1.00:1.00.

                                      6. Minimum Net Revenues -- As of the last
                                         day of each full fiscal quarter during
                                         the periods set forth below, net
                                         revenues of the Borrower and its
                                         Subsidiaries on a consolidated basis
                                         for such full fiscal quarter shall be
                                         greater than the amount set forth
                                         opposite such period in the following
                                         table:

                                            QUARTER ENDING                                        AMOUNT
                                            --------------                                     ------------
                                            6/30/01........................................    $248,000,000
                                            9/30/01........................................    $235,000,000
                                            12/31/01.......................................    $226,000,000
                                            3/31/02........................................    $219,000,000
                                            6/30/02........................................    $212,000,000
                                            9/30/02........................................    $208,000,000
                                            12/31/02.......................................    $204,000,000
                                            1/1/03 and thereafter..........................      Not tested

OTHER COVENANTS:                 Customary affirmative and negative covenants
                                 for the type of transaction proposed, in each case (except where otherwise provided) to be applied to the Borrower and the Restricted
                                 Subsidiaries, including, without limitation, the periodic delivery of financial statements and other information (including monthly financial statements and subscriber information within 30 days after the end of each month);
                                 the payment and performance of taxes and other material obligations; the maintenance of existence, qualification, good standing, properties, licenses and insurance; compliance with environmental and other laws, regulations and material agreements; and the following:

                                      1. Limitations on Liens -- The Borrower
                                         and the Restricted Subsidiaries will
                                         not create, incur or suffer to exist
                                         any liens, except:

                                         (a) existing liens securing specified
                                             Indebtedness as set forth on a
                                             schedule to the Restated Credit
                                             Agreement, (including liens on cash
                                             collateral securing PageNet Canada
                                             Holdings' guarantee of PageNet
                                             Canadian Subsidiaries' Canadian
                                             credit facilities but no increase
                                             in the amount thereof except as
                                             provided in Covenant 2(c),

                                         (b) liens for capital leases, taxes,
                                             assessments or governmental
                                             charges, mechanics, carriers,
                                             warehousemen or materialmen arising
                                             in the ordinary course of business
                                             not yet not delinquent or, if
                                             delinquent, being contested in good
                                             faith and by appropriate
                                             proceedings diligently conducted
                                             and for which such reserve or other
                                             appropriate provision as shall be
                                             required by the Borrower's
                                             accountants in accordance with GAAP
                                             shall have been made,

                                         (c) liens in favor of the Collateral
                                             Agent for the ratable benefit of
                                             the Secured Parties,

                                         (d) other liens securing Indebtedness
                                             (including purchase money
                                             obligations) of the Borrower and
                                             the Subsidiary Guarantors not
                                             exceeding 2.5% of Maximum Permitted
                                             Indebtedness.

                                      2. Limitation on Indebtedness -- The
                                         Borrower and the Restricted
                                         Subsidiaries will not create, incur,
                                         assume or suffer to exist any
                                         Indebtedness, except:

                                         (a) Indebtedness arising under the
                                             Restated Credit Facilities,

                                         (b) existing Indebtedness as set forth
                                             on a schedule to the Restated
                                             Credit Agreement,

                                         (c) PageNet Canada Holdings' guarantee
                                             referred to in Covenant 1(a) but no
                                             increase in the amount thereof
                                             other than an increase (not in
                                             excess of Cdn. $3,500,000) in
                                             connection with the put by Madison
                                             Venture Corporation ("Madison") of
                                             its interests in the PageNet
                                             Canadian Subsidiaries to PageNet as
                                             described in Covenant 3(e),

                                         (d) unsecured Indebtedness between the
                                             Borrower and any Subsidiary
                                             Guarantor and between any
                                             Subsidiary Guarantor and any other
                                             any Subsidiary Guarantor,

                                         (e) guarantees by the Borrower of
                                             Indebtedness of any Subsidiary
                                             Guarantor, by any Subsidiary
                                             Guarantor of Indebtedness of the
                                             Borrower and by any Subsidiary
                                             Guarantor of Indebtedness of any
                                             other Subsidiary Guarantor,
                                             provided that the Indebtedness
                                             would be permitted under this
                                             Covenant if it was directly
                                             incurred,

                                         (f) Indebtedness in respect of the
                                             Variable Rate Senior Secured Notes;
                                             and

                                         (g) other Indebtedness of the Borrower
                                             and the Subsidiary Guarantors
                                             (including purchase money and
                                             capitalized lease obligations and
                                             Indebtedness in respect of
                                             non-competition agreements) not
                                             exceeding 2.5% of Maximum Permitted
                                             Indebtedness.

                                      3. Limitation on Investments -- The
                                         Borrower and the Restricted
                                         Subsidiaries shall not make any
                                         investments, loans or other advances
                                         other than:

                                         (a) investments in cash equivalents;

                                         (b) investments existing at closing (as
                                             set forth on a schedule to the
                                             Restated Credit Agreement),

                                         (c) Investments consisting of
                                             intercompany loans by the Borrower
                                             or any Subsidiary Guarantor to the
                                             extent
                                          permitted by Covenant 2(c), provided
                                          that (i) any such loan is evidenced by
                                          a promissory note in form and
                                          substance satisfactory to the Lead
                                          Agents which is pledged to the
                                          Collateral Agent under the Restated
                                          Security Agreement and (ii) no default
                                          or Event of Default would exist before
                                          or after giving effect thereto,

                                         (d) Investments in Arch Latin America
                                             made after the Fourth Restatement
                                             Date in an aggregate amount not in
                                             excess of $200,000,

                                         (e) the payment by PageNet to Madison
                                             of an amount not in excess of Cdn.
                                             $4,500,000 in satisfaction of
                                             PageNet's obligations resulting
                                             from Madison's put to PageNet of
                                             its interests in the PageNet
                                             Canadian Subsidiaries pursuant to a
                                             shareholders' agreement; and

                                         (f) other investments, provided that
                                             (i) no default or Event of Default
                                             shall exist before and after giving
                                             effect thereto, and (ii) except as
                                             provided in clause (d) above, no
                                             investment may be made in any
                                             PageNet Canadian Subsidiary and
                                             (iii) the aggregate amount of such
                                             investments does not exceed
                                             $100,000.

                                      4. Limitation on the Sale/Exchange of
                                         Assets -- The Borrower and the
                                         Restricted Subsidiaries may not sell,
                                         assign, exchange, lease or otherwise
                                         dispose of any assets, except:

                                         (a) sales, assignments, exchanges,
                                             leases or other dispositions of
                                             property in the ordinary course of
                                             business,

                                         (b) the sale or other disposition
                                             (through a merger, by way of a
                                             contribution to a joint venture or
                                             otherwise) of PageNet Canada
                                             Holdings interest in the PageNet
                                             Canadian Subsidiaries, and

                                         (c) other sales, assignments,
                                             exchanges, leases or other
                                             dispositions not exceeding
                                             $25,000,000 individually or
                                             $50,000,000 collectively during any
                                             24 month period; provided, however,
                                             that both before and after giving
                                             effect thereto (i) no default or
                                             Event of Default shall exist, (ii)
                                             at least 85% of the consideration
                                             to be received is payable in cash
                                             and (iii) the proceeds derived
                                             therefrom are used to prepay Loans
                                             as provided in "Mandatory
                                             Commitment Reductions and
                                             Prepayments", above.

                                      5.  Prohibition on Acquisitions -- The
                                          Borrower and the Restricted
                                          Subsidiaries may not make
                                          acquisitions.

                                      6.  Restricted Payments -- The Borrower
                                          and the Restricted Subsidiaries may
                                          not make any Restricted Payments,
                                          except:

                                          (a) any Subsidiary of the Borrower may
                                              make a Restricted Payment to its
                                              parent;

                                          (b) the Borrower and its Subsidiaries
                                              may make Restricted Payments to
                                              Arch (or, in the case of an Out of
                                              Court Restructuring, Arch
                                              Transition) which will, in turn,
                                              be permitted to make a Restricted
                                              Payment in the amount received to
                                              the Parent, for purposes of
                                              enabling the Parent, as a
                                              consolidated taxpayer to pay
                                              taxes, pursuant to the terms set
                                              forth in a tax sharing agreement
                                              which shall be in form and
                                              substance satisfactory to the Lead
                                              Agents (the "Tax Sharing
                                              Agreement");

                                          (c) provided that no default or Event
                                              of Default shall exist both before
                                              and after giving effect thereto, a
                                              Subsidiary of Arch (or, in the
                                              case of an Out of Court
                                              Restructuring, Arch Transition)
                                              may make a Restricted Payment to
                                              Arch (or, in the case of an Out of
                                              Court Restructuring, Arch
                                              Transition) on a day on which Arch
                                              (or, in the case of an Out of
                                              Court Restructuring, Arch
                                              Transition) is obligated to make a
                                              cash interest payment in respect
                                              of the New Senior Notes so long as
                                              the amount thereof does not exceed
                                              the amount of the cash interest
                                              payable on such date; and

                                          (d) provided that no default or Event
                                              of Default shall exist both before
                                              and after giving effect thereto
                                              and subject to the subordination
                                              terms of the Convertible
                                              Subordinated Debentures, a
                                              Subsidiary of Arch (or, in the
                                              case of an Out of Court
                                              Restructuring, Arch Transition)
                                              may make a Restricted Payment to
                                              Arch (or, in the case of an Out of
                                              Court Restructuring, Arch
                                              Transition) which will, in turn,
                                              be permitted to make a Restricted
                                              Payment in the amount received to
                                              the Parent, on a day on which the
                                              Parent is obligated to make a
                                              payment of principal or interest
                                              in respect of the Convertible
                                              Subordinated Debentures so long as
                                              the amount thereof does not exceed
                                              the amount of such principal and
                                              interest payable by the Parent on
                                              such date;

                                          (e) provided that (i) no default or
                                              Event of Default shall exist both
                                              before and after giving effect
                                              thereto and (ii) the Bankruptcy
                                              Proceeding is not commenced, a
                                              Subsidiary of Arch Transition may
                                              make a Restricted Payment to Arch
                                              Transition (which will be
                                              permitted to make a Restricted
                                              Payment in the amount received to
                                              the Parent) on
                                           a day on which the Parent is
                                           obligated to make a cash principal or
                                           interest payment in respect of any
                                           remaining Existing Notes so long as
                                           the amount thereof does not exceed
                                           the amount of the such principal and
                                           cash interest payable on such date;
                                           and

                                          (f) the Borrower and the Restricted
                                              Subsidiaries may pay management
                                              fees to the Parent in any fiscal
                                              quarter (in an aggregate amount
                                              not exceeding 1.5% of the net
                                              revenue of the Borrower and the
                                              Restricted Subsidiaries for the
                                              immediately preceding four fiscal
                                              quarters ending with the latest
                                              fiscal quarter for which the
                                              Parent has filed a quarterly
                                              report with the SEC on form 10-Q
                                              or an annual report on form 10-K)
                                              in accordance with the terms set
                                              forth in the management agreement
                                              which shall be in form and
                                              substance satisfactory to the Lead
                                              Agents (the "Management
                                              Agreement") for services rendered
                                              to the Borrower or the Restricted
                                              Subsidiaries, provided that (i) no
                                              default or Event of Default has
                                              occurred or is continuing
                                              (provided that during the
                                              continuance of a default or an
                                              Event of Default, the management
                                              fee may be accrued, but not paid)
                                              and (ii) any such management fee
                                              accrued or paid shall be treated
                                              as an operating expense and
                                              deducted from the calculation of
                                              Operating Cash Flow of the
                                              Borrower.

                                      7.  Prohibition on Mergers or other
                                          Fundamental Changes -- The Borrower
                                          and the Restricted Subsidiaries may
                                          not engage in mergers or other
                                          fundamental changes except that the
                                          Borrower or any Subsidiary Guarantor
                                          may merge or consolidate with, or
                                          transfer all or substantially all of
                                          its assets to, the Borrower or any
                                          such Subsidiary Guarantor, so long as
                                          (i) the Administrative Agent shall
                                          have received ten days' prior written
                                          notice thereof, (ii) immediately
                                          before and after giving effect thereto
                                          no default or Event of Default shall
                                          exist and (iii) in any merger
                                          involving the Borrower, the Borrower
                                          shall be the survivor, and

                                      8.  Prohibitions on Prepayments -- The
                                          Borrower and the Restricted
                                          Subsidiaries will be prohibited from
                                          prepaying, repurchasing, redeeming or
                                          otherwise retiring Indebtedness prior
                                          to its stated maturity other than
                                          Indebtedness under the Restated Loan
                                          Documents and the Variable Rate Senior
                                          Secured Notes as provided herein or to
                                          make payments in respect of any
                                          subordinated Indebtedness except in
                                          accordance with the applicable
                                          subordination terms.

ADDITIONAL COVENANTS
APPLICABLE TO
THE PARENT AND CERTAIN PARENT
RESTRICTED SUBSIDIARIES:         Affirmative and negative covenants comparable
                                 to those in the Restated Credit Agreement will be included in a guarantee by the Parent and the Parent Restricted Subsidiaries (other than the Borrower and its Subsidiaries) together with additional covenants including: (i) a limitation of the Parent's business and activities to the ownership of Arch (or in the case of an Out of Court Restructuring, Arch
                                 Transition) and certain activities directly related thereto, (ii) a limitation of Arch's
                                 (or in the case of an Out of Court
                                 Restructuring, Arch Transition's) business and activities to the ownership of the Borrower and certain activities directly related thereto,
                                 (iii) a prohibition on incurring, assuming or creating any Indebtedness other than in respect of its guaranty of the Credit Facility and the Variable Rate Senior Secured Notes, existing
                                 Indebtedness to be scheduled, in the case of the Parent, any remaining Existing Notes and in the case of Arch (or in the case of an Out of Court Restructuring, Arch Transition), the New
                                 Senior Notes, (iv) a prohibition against the issuance of any Equity Interests by the Parent other than common stock and other perpetual stock (including common stock issued in respect of any preferred stock of the Parent or of Arch
                                 (or in the case of an Out of Court
                                 Restructuring, Arch Transition)), provided that no such stock shall provide for mandatory dividends (except for dividends payable solely in such stock), mandatory redemptions or other similar payments, (v) a prohibition against the issuance of any Equity Interests by Arch (or, in the case of an Out of Court Restructuring, Arch Transition) other than common stock issued to the Parent and Preferred Stock Units issued as part of the Restructuring, (vi) a prohibition against the purchase, repurchase, prepayment or retirement of any Indebtedness prior to its maturity (other than Indebtedness under the Restated Credit Facility and the Variable Rate Senior Secured Notes) except that the Parent may purchase repurchase, prepay or retire such Indebtedness solely with its common stock and (vii) a prohibition on the repayment of subordinated Indebtedness except in accordance with the applicable subordination terms.

EVENTS OF DEFAULT:               Customary for the type of transaction proposed,
                                 including, without limitation, nonpayment of principal, interest or other fees when due;
                                 breach of representations, warranties or covenants; breach of other material agreements;
                                 material undischarged judgments; bankruptcy or insolvency; change of control; and, cross default to other obligations (including mandatory redemption of Existing Notes, if any, or the New Senior Notes) of the Parent and the Parent Restricted Subsidiaries in excess of $10,000,000.

FUNDING AND YIELD PROTECTIONS:   Standard provisions for illegality, inability
                                 to determine rate and indemnification for break funding and increased costs or reduced return, including, without limitation, those arising from reserve requirements, taxes and capital adequacy.

VOTING: For purposes of amendments, waivers, consents, acceleration and the exercise of remedies, holders of Variable Rate Senior Secured Notes will be aggregated with the Lenders unless, in the case of a requested amendment, waiver or consents, the subject matter thereof does not have a counterpart in the Restated Loan Documents or Variable Rate Senior Indenture, as applicable.

                                      1. Each of the following shall require the
                                         consent of all Lenders and all holders
                                         of Variable Rate Senior Secured Notes:
                                         (a) changing the pro rata sharing of
                                         payments, (b) changing the number of
                                         Lenders or holders of Variable Rate
                                         Senior Secured Notes necessary to act,
                                         (c) releasing any of the Collateral
                                         (other than in connection with a
                                         permitted disposition or as otherwise
                                         permitted in the Restated Loan
                                         Documents), (d) adding additional loan
                                         facilities or increasing the amount of
                                         any of the Restated Credit Facilities
                                         except in connection with (i) the
                                         division of a Restated Credit Facility
                                         into two or more subfacilities and (ii)
                                         any acquisition or merger approved by
                                         Majority Creditors, provided that the
                                         aggregate amount of the increase to the
                                         Restated Credit Facilities plus the
                                         amount of any new loan facility shall
                                         not exceed the aggregate amount of the
                                         Indebtedness of the target being
                                         assumed by the Borrower and/or the
                                         financing of such acquisition or
                                         merger), and (e) releasing any
                                         Guarantor (other than in connection
                                         with a permitted disposition thereof).

                                      2. Each of the following shall require the
                                         consent of each Lender affected
                                         thereby: (a) increasing the Revolving
                                         Commitment of any Revolving Lender, (b)
                                         reducing the principal amount of a
                                         Loan, or any reimbursement obligation,
                                         reducing the rate of interest (other
                                         than the default rate) on any Loan, or
                                         any reimbursement obligation, any fees
                                         payable, or reducing the amount of any
                                         payment of principal, interest, fees or
                                         Letter of Credit reimbursement, (c)
                                         postponing the date of payment at
                                         stated maturity of any Loan, the date
                                         of any scheduled reduction of the
                                         Revolving Commitments or amortization
                                         payment of any Term Loan or the date of
                                         payment of any reimbursement
                                         obligation, any interest or any fees,
                                         or reduce the amount of, waive or
                                         excuse any such payment, or postpone
                                         the stated termination or expiration of
                                         the Revolving Commitments.

                                      3. The following shall require the consent
                                         of Lenders and holders of Variable Rate
                                         Senior Secured Notes having not less
                                         than 66 2/3% of each of the Revolver,
                                         the A Term Loans, the B Term Loans and
                                         the Variable Rate Senior Secured Notes:
                                         changing the provisions regarding the
                                         allocation of voluntary or mandatory
                                         prepayments among the Lenders under the
                                         Revolver, the A Term Loans, the B Term
                                         Loans and holders of Variable Rate
                                         Senior Secured Notes, except that in
                                         the case of the addition of a new loan
                                         facility, no consent shall be required
                                         if such loan facility shares
                                         prepayments with the Restated Credit
                                         Facilities and the New Senior Notes on
                                         a pro rata basis.

                                      4. The following will require the consent
                                         of the Borrower and the Administrative
                                         Agent: waiving the minimum amounts of
                                         assignments or the assignment fee
                                         payable in connection with assignments.

                                      5. All other changes shall require the
                                         consent of Majority Creditors.

EXPENSES AND INDEMNIFICATION:    The Borrower will pay (i) all expenses
                                 (including the cost of counsel) of the Lead
                                 Agents in connection with the arrangement of the Restated Credit Facilities (whether or not the Restated Credit Facilities close) and (ii) all fees and expenses (including the cost of counsel) of the Lead Agents and the Lenders in connection with the enforcement of, and the protection of their rights under, the Restated
                                 Loan Documents. The Restated Loan Documents shall contain expense and indemnification provisions for the benefit of the Lead Agents, the Letter of Credit Issuing Bank, the
                                 Collateral Agent and the Lenders customary for transactions of this type.

ASSIGNMENTS AND
PARTICIPATIONS:                  Each Lender may (a) with the consent of the
                                 Borrower, the Letter of Credit Issuing Bank and the Administrative Agent (such consents not to be unreasonably withheld or delayed and, with respect to the Borrower, not to be required during the continuance of an Event of Default) and the payment of a $3,500 assignment fee to the Administrative Agent, assign all or a portion (in an amount not less than $5,000,000) of its interest in any or all of the Restated
                                 Credit Facilities and (b) without the consent of the Borrower, the Letter of Credit Issuing
                                 Bank or the Administrative Agent, (i) grant participations in all or a portion of its interest in any or all of the Restated Credit
                                 Facilities, (ii) with the payment of a $3,500 assignment fee, assign all or a portion of its interest in any or all of the Restated Credit
                                 Facilities to its affiliates or another Lender, and (iii) pledge and assign as collateral all or a portion of its interest in any or all of the Restated Credit Facilities, including, without limitation, to a Federal Reserve Bank.

GOVERNING LAW:                   New York.

WAIVER OF JURY TRIAL:            By all parties.

JURISDICTION:                    Submission to New York jurisdiction.

                                   APPENDIX A

                                  DEFINITIONS

     In the case of an Out of Court Restructuring, all financial and accounting terms used in any description of any financial covenant or any definition contained in the Restated Credit Agreement shall exclude the effect of troubled debt restructuring accounting.

     "Adjusted Operating Cash Flow" means, for any period, Operating Cash Flow for such period adjusted, on a consistent basis and in a manner satisfactory to the Lead Agents, to reflect purchases, acquisitions, sales, transfers and other dispositions made by the Borrower or any Restricted Subsidiary during such period as if they occurred at the beginning of such period.

     "Borrower Debt" means, at any date of determination, the sum of all Indebtedness of the Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

     "Borrower Leverage Ratio" means, as of any date, the ratio of (i) Borrower Debt to (ii) Adjusted Operating Cash Flow for the period of four consecutive fiscal quarters ending on, or most recently before, such date.

     "Capital Expenditures" means any expenditures made or costs incurred that are required or permitted to be capitalized for financial reporting purposes in accordance with GAAP other than deferred financing fees.

     "Consolidated Cash Interest Expense" means for any period, the sum of (i) cash interest expense on Consolidated Total Debt (adjusted to give effect to all interest rate protection agreements and fees and expenses paid in connection with the same, all as determined in accordance with GAAP) during such period as determined in accordance with GAAP, (ii) Commitment Fees and Letter of Credit Fees during such period and (iii) without duplication, Restricted Payments made to the Parent and Arch (or in the case of an Out of Court Restructuring, Arch Transition) during such period to the extent made to enable the Parent or Arch (or in the case of an Out of Court Restructuring, Arch Transition), as applicable, to satisfy its interest obligations under any remaining Existing Notes, the New Senior Notes or the Convertible Subordinated Debentures, as applicable.

     "Consolidated Fixed Charges" means for any period, the sum of (i) scheduled payments of principal on Consolidated Total Debt made or required to be made during such period, (ii) the amount, if positive, equal to (a) the amount of the Revolving Loans outstanding at the beginning of such period minus (b) the aggregate Revolving Commitments at the end of such period (without giving effect to mandatory reductions thereof (other than scheduled reductions) during such period, (iii) Capital Expenditures made by the Parent and the Parent Restricted Subsidiaries on a consolidated basis during such period, (iv) payments under Capital Leases made or required to be made by the Parent and the Parent Restricted Subsidiaries on a consolidated basis during such period, (v) without duplication, taxes and payments under the Tax Sharing Agreement, in each case paid or required to be paid in cash made by the Borrower and its Subsidiaries on a consolidated basis during such period, and (vi) Consolidated Cash Interest Expense.

     "Consolidated Total Assets" means, at any date of determination, the total assets of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP as at such date.

     "Consolidated Total Debt" means, at any date of determination, the sum of all Indebtedness of the Parent and the Parent Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

     "Contribution Documents" means, in the case of an Out of Court Restructuring, all documents relating to the Contribution.

     "Convertible Subordinated Indenture" means the Indenture, dated as of December 1, 1993, between the Parent and BNY or its successor, as trustee, pursuant to which the Parent issued the Convertible Subordinated Debentures.

     "Discount Noteholders" means, collectively, the holders of Discount Notes.

     "Discount Notes Indenture" means the Indenture, dated as of March 12, 1996, between the Parent and IBJ Schroder Bank & Trust Company or its successor, as trustee, pursuant to which the Parent issued the Discount Notes."

     "Dropdown Documents" means all documents relating to the Dropdown.

     "Equity Interest" means (i) shares of corporate stock, partnership interests, membership interests, and any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and (ii) all warrants, options or other rights to acquire any Equity Interest set forth in clause (i) of this defined term (but excluding any debt security that is convertible into, or exchangeable for, any such Equity Interest).

     "Excess Cash Flow" means, for each fiscal year, Operating Cash Flow in respect of such fiscal year minus, without duplication, the sum of each of the following with respect to the Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP: (i) the amount, if positive, equal to (a) the amount of the Revolving Loans outstanding at the beginning of such fiscal year minus (b) the aggregate Revolving Commitments at the end of such fiscal year (without giving effect to mandatory reductions thereof (other than scheduled reductions) during such period, (ii) all repayments by the Borrower or any of the Restricted Subsidiaries of Indebtedness (including scheduled payments) which were made during such fiscal year (other than mandatory prepayments thereof) permitted hereunder, (iii) Capital Expenditures made during such fiscal year (net of the aggregate principal amount of all Indebtedness incurred or otherwise assumed by the Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, during such fiscal year to finance such Capital Expenditures), to the extent such Capital Expenditures were permitted hereby, (iv) without duplication, taxes and payments under the Tax Sharing Agreement paid by the Borrower and the Restricted Subsidiaries in cash during such period and (v) Consolidated Cash Interest Expense for such fiscal year or any prior period to the extent paid in cash during such fiscal year.

     "Exchange Transactions" means, in the case of an Out of Court Restructuring, the transactions contemplated by the Exchange Documents.

     "Exchange Documents" means, collectively, in the case of an Out of Court Restructuring, the Noteholder Consents, the Indenture Amendments, the Arch Indenture, the New Senior Notes, documents relating to the solicitation of the Noteholder Consents and all other documents relating to the Exchange Offer.

     "Existing Indentures" means, collectively, 9 1/2% USAM Indenture, the 14% USAM Indenture, 12 3/4% Indenture, the 13 3/4% Indenture and the Discount Note Indenture.

     "Existing Noteholders" means, collectively, holders of the Existing Notes.

     "Fixed Charge Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio of Adjusted Operating Cash Flow for the period of the four consecutive fiscal quarters ending thereon to (ii) Consolidated Fixed Charges for such period.

     "Foreign Subsidiary" means any Subsidiary that is a "controlled foreign corporation" within the meaning of Section 957 of the Internal Revenue Code.

     "14% USAM Indenture" means the Indenture, dated as of December 15, 1994, between Arch and United States Trust Company of New York or its successor, as trustee, pursuant to which Arch issued the 14% USAM Notes.

     "Guarantee" of or by any Person (the "guarantor") means any obligation of the guarantor guaranteeing or in effect guaranteeing any Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guarantor, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain net worth, solvency or other financial statement condition of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure, protect from loss, or hold harmless the beneficiary of such primary obligation against loss in respect thereof; provided, however, that the term Guarantee shall not include the indorsement of instruments for deposit or collection in the ordinary course of business. The term Guarantee shall also include the liability of a general partner in respect of the recourse liabilities of the partnership in which it is a general partner. The amount of any Guarantee of the guarantor shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The term "Guaranteed" has a meaning correlative thereto.

     "Indebtedness" means, as to any Person, at a particular time, all items which constitute, without duplication, (i) Indebtedness for borrowed money or the deferred purchase price of Property (other than trade payables incurred in the ordinary course of business), (ii) Indebtedness evidenced by notes, bonds, debentures or similar instruments, (iii) obligations with respect to any conditional sale or title retention agreement, (iv) Indebtedness arising under acceptance facilities and the amount available to be drawn under all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder to the extent such Person shall not have reimbursed the issuer in respect of the issuer's payment of such drafts, (v) all liabilities (excluding liabilities under Secured Hedging Agreements) secured by any Lien on any Property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof (other than carriers', warehousemen's, mechanics', repairmen's or other like non-consensual Liens arising in the ordinary course of business), (vi) obligations under capital leases, (vii) all Guarantees and (viii) obligations under the Non-Competition Agreements.

     "Interest Coverage Ratio" means, as of any fiscal quarter end, the ratio of
(i) Adjusted Operating Cash Flow for the period of the four consecutive fiscal quarters ending thereon to (ii) Consolidated Cash Interest Expense for such period.

     "Loan Parties" means, collectively, the Borrower and the Guarantors.

     "Loans" means, collectively, the Revolving Loans, the A Term Loans and the B Term Loans.

     "Majority Creditors" means, at any time, Lenders having Total Credit Exposures and holders of Variable Rate Senior Secured Notes which are outstanding under the Variable Rate Senior Indenture representing at least 50% of the sum of the aggregate Total Credit Exposures of all Lenders plus the aggregate principal amount Variable Rate Senior Secured Notes which are outstanding under the Variable Rate Senior Indenture.

     "Material Adverse Change" means a material adverse change in (i) financial condition, business, operations, prospects (as such prospects pertain to Borrower's ability to repay its obligations under the Loan Documents as the same shall become due) or Property of (x) the Borrower and the Subsidiaries, taken as a whole, (y) Arch and its subsidiaries taken as a whole or (z) the Parent and its subsidiaries taken as a whole, (ii) the ability of any Loan Party to perform any of its obligations under any Loan Document or (iii) the rights of or benefits available to any Agent or Lender under any Loan Document.

     "Material Foreign Subsidiary" means, as to any Person, a Foreign Subsidiary of such Person (other than a Parent Unrestricted Subsidiary) which, as of the last day of the most recently completed fiscal quarter, satisfied any one or more of the following three tests: (i) the Parent's and the Parent Restricted Subsidiaries (other than such Foreign Subsidiary) investments in and advances made on or after the Third Restatement Date to (x) such Foreign Subsidiary and its other Foreign Subsidiaries (other than Parent Unrestricted Subsidiaries) exceed $15,000,000 in the aggregate or (y) all Foreign Subsidiaries which are not Guarantors exceeds $25,000,000 in the aggregate, (ii) the Parent and the Parent Restricted Subsidiaries' (other than such Foreign Subsidiary) proportionate share of Consolidated Total Assets (after intercompany eliminations) consisting of the Property of such Foreign Subsidiary exceeds 5% of Consolidated Total Assets or (iii) the Parent and the Parent Restricted Subsidiaries' (other than such Foreign Subsidiary) equity in the income (not to include losses) from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principles of such Foreign Subsidiary exceeds 5% of the income (not to include losses) from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principles of the Parent and the Parent Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP.

     "Maximum Permitted Indebtedness" means, on any date of determination, the maximum Total Leverage Ratio permitted on such date multiplied by Adjusted Operating Cash Flow for the period of four consecutive fiscal quarters ending on, or most recently before, such date.

     "Merger Documents" means, in the event of an Out of Court Restructuring, the Agreement and Plan of Merger between Arch and the Parent, the Certificate of Merger and Ownership filed with the Secretary of State of the State of Delaware with respect thereto, and all other documents relating to the Merger.

     "9 1/2% USAM Indenture" means the Indenture, dated as of February 7, 1994, between Arch and United States Trust Company of New York or its successor, as trustee, pursuant to which Arch issued the 9 1/2% USAM Notes.

     "Non-Competition Agreement" means any non-competition or similar agreement entered into by Arch or any of its Subsidiaries prior to the Fourth Restatement Date in connection with a permitted acquisition and which are listed on the existing Indebtedness schedule to the Restated Credit Agreement.

     "Operating Cash Flow" means, for any period, total revenue of the Borrower and the Restricted Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP, without giving effect to extraordinary gains and losses from sales, exchanges and other dispositions of Property not in the ordinary course of business, and non-recurring items, less the sum of, without duplication, the following for the Borrower and the Restricted Subsidiaries on a consolidated basis for such period, determined in accordance with GAAP: (i) operating expenses (exclusive of depreciation, amortization and other non-cash items included therein), and (ii) corporate office, general and administrative expenses (exclusive of depreciation, amortization and other non-cash items included therein). Management Fees paid or accrued will be treated as an administrative expense.

     "Parent Restricted Subsidiary" means each Subsidiary of the Parent other than a Parent Unrestricted Subsidiary.

     "Parent Unrestricted Subsidiary" means an Unrestricted Subsidiary within the meaning of clause (b) of the definition thereof.

     "Person" means an individual, a partnership, a corporation, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture, a Governmental Body or any other entity of whatever nature.

     "Pro-forma Debt Service" means, at any date of determination, the sum of
(i) Consolidated Cash Interest Expense for the period of the four fiscal quarters immediately succeeding such date of determination, (ii) all current maturities of Consolidated Total Debt (determined on a consolidated basis in accordance with GAAP) for such four fiscal quarter period and (iii) (i) the amount, if positive, equal to (a) the amount of the Revolving Loans outstanding at the beginning of such fiscal year minus (b) the aggregate Revolving Commitments at the end of such fiscal year (without giving effect to mandatory reductions thereof (other than scheduled reductions) during such period). Where any item of interest varies or depends upon a variable rate of interest (or other rate of interest which is not fixed for such entire four fiscal quarter period), such rate, for purposes of calculating Pro-forma Debt Service, shall be assumed to equal the rate for the applicable Indebtedness in effect on the date of such calculation. Also, for purposes of calculating Pro-forma Debt Service, the principal amount of Consolidated Total Debt outstanding on the date of any calculation of Pro-forma Debt Service shall be assumed to be outstanding during the entire four fiscal quarter period immediately succeeding such date, except to the extent that such Indebtedness is subject to mandatory payment of principal during such period.

     "Pro-forma Debt Service Coverage Ratio" means, as of the last day of any fiscal quarter, the ratio of Adjusted Operating Cash Flow for the period of four consecutive fiscal quarters ending on such date to Pro-forma Debt Service as of such date.

     "Restricted Payment" means, as to any Person, (i) any dividend or other distribution by such Person (whether in cash, securities or other property) with respect to any Equity Interests of such Person, (ii) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interest, (iii) any payment of principal or interest or any purchase, redemption, retirement, acquisition or defeasance with respect to any Indebtedness of such Person which is subordinated to the payment of the Obligations, (iv) the acquisition for value by such Person of any Equity Interests issued by such Person or any other Person that Controls such Person, and (iv) any payment under the Tax Sharing Agreement or the Management Agreement.

     "Restricted Subsidiary" means each Subsidiary of the Borrower other than an Unrestricted Subsidiary.

     "Revolving Exposure" means, with respect to any Revolving Lender at any time, the sum of the aggregate outstanding principal amount of such Revolving Lender's Revolving Loans and its exposure with respect to Letters of Credit at such time.

     "Senior Noteholders" means, collectively, holders of the USAM Notes.

     "Subsidiary" means, as to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power is or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held by the parent or one or more Subsidiaries of the parent.

     "13 3/4% Indenture" means the Indenture, dated as of April 9, 1999, between Arch (as successor by merger to Arch Escrow Corp.) and IBJ Whitehall Bank & Trust Company, or its successor, as trustee, pursuant to which Arch issued the 13 3/4% Senior Notes.

     "Third Restatement Date" means March 23, 2000.

     "Total Credit Exposure" means, with respect to any Lender at any time, the sum of such Lender's A Term Loan, B Term Loan, Revolving Exposure and unused Revolving Commitments.

     "Total Leverage Ratio" means, as of any date, the ratio of (i) Consolidated Total Debt to (ii) Adjusted Operating Cash Flow for the period of four consecutive fiscal quarters ending on, or most recently before, such date.

     "Transactions" means the transactions contemplated by the Transaction Documents.

     "Transaction Documents" means, collectively, (i) in the case of an Out of Court Restructuring, the Restated Loan Documents, the Exchange Documents, the Merger Documents, the Contribution Documents and the Dropdown Documents, and
(ii) in the case of a Bankruptcy Restructuring, the Restated Loan Documents and the Dropdown Documents.

     "12 3/4% Indenture" means the Indenture, dated as of June 29, 1998, between Arch and U.S. Bank Trust National Association or its successor, as trustee, pursuant to which Arch issued the 12 3/4% Senior Notes.

     "Unrestricted Subsidiary" means:

     (a) with respect to the Borrower and if the Parent has contributed its Equity Interests in PageNet Canada Holdings to the Borrower, each PageNet Canadian Subsidiary identified on a schedule to be delivered at closing as being organized under the laws of Canada and which is a party to one or more of the loan documents relating to the existing Canadian credit facilities, provided, however that at such time as such a Subsidiary is no longer obligated under any such loan document, such Subsidiary shall cease to be an Unrestricted Subsidiary;

     (b) with respect to the Parent, (i) if the Parent has not contributed its Equity Interests in PageNet Canada Holdings to the Borrower, each PageNet Canadian Subsidiary identified on a schedule to be delivered at closing as being organized under the laws of Canada and which is a party to one or more of the loan documents relating to the existing Canadian credit facilities, provided, however that at such time as such a Subsidiary is no longer obligated under any such loan document, such Subsidiary shall cease to be an Unrestricted Subsidiary and (ii) prior to the expiration of the period referred to in the following sentence, AWI Spectrum Co. and AWI Spectrum Holdings. Notwithstanding anything in this Agreement to the contrary, until 367 days after the later of (i) irrevocable payment in full of the indebtedness evidenced by the AWI Spectrum Notes and (ii) the termination of the AWI Spectrum Acquisition Agreement, each of AWI Spectrum Co. and AWI Spectrum Holdings will be deemed to be an Unrestricted Subsidiary. The provisions of the preceding sentence may not be amended without the written consent of Nextel and the Lenders hereby acknowledge and agree that Nextel (i) shall be a third party beneficiary of the preceding sentence and (ii) shall be permitted to rely on and is relying on the provisions of the preceding sentence in consummating the transactions contemplated by the AWI Spectrum Sale Transaction Documents.

     "USAM Noteholders" means, collectively, the holders of the USAM Notes.

                                                                         ANNEX F

                        TERMS OF THE 9 1/2% SENIOR NOTES

                                                                         ANNEX F

                 DESCRIPTION OF OUTSTANDING 9 1/2% SENIOR NOTES

     The outstanding 9 1/2% notes that are proposed to be exchanged have the following rights and other terms at present. Proposed modifications to these rights and terms are described under "Proposed Amendments." See also "Risk Factors -- If you do not tender your notes or debentures, the notes or debentures that you retain may have substantially fewer rights than they now have and this may leave you unprotected in the future."

     The 9 1/2% notes were issued under an indenture, dated as of February 1, 1994, between Arch Wireless Communications, Inc. (f/k/a/ USA Mobile Communications, Inc. II) and U.S. Trust Company of New York, as trustee. The terms of the 9 1/2% notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture. This summary does not restate the indenture in its entirety. We urge you to read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the 9 1/2% notes. To obtain copies of the indenture, see "Where You Can Find More Information." The precise definitions of some of the terms used in the following summary are set forth below under "Important Definitions." All references to the "intermediate holding company" in this "Annex C" refer only to Arch Wireless Communications, Inc. and do not include its subsidiaries.

     Arch Wireless Communications, Inc. is a holding company with no material assets other than the stock of its subsidiaries. Because the operations of the intermediate holding company are conducted entirely through its subsidiaries, the intermediate holding company's cash flow and consequent ability to service its debt, including the 9 1/2% notes, depend upon the earnings of the subsidiaries and the distribution of those earnings to the intermediate holding company or upon loans or other payments of funds by the subsidiaries to the intermediate holding company. None of the intermediate holding company's subsidiaries has any obligation, contingent or otherwise, to pay any amounts due under the 9 1/2% notes or to make any funds available for that purpose, whether by dividends, loans or other payments. Covenants in the subsidiaries' current bank credit facility and other debt instruments limit their ability to pay dividends or make loans to the intermediate holding company.

     At the present time, the following intermediate holding company subsidiaries have been designated as unrestricted subsidiaries, as defined in the indenture: Benbow Investments, Inc., PageNet de Argentina S.A., PageNet Chile S.A., PageNet International N.V. (Netherlands) and Paging Network (U.K.), Limited. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the intermediate holding company's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, the intermediate holding company will be able to designate additional current or future subsidiaries as unrestricted subsidiaries. Any additional unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The 9 1/2% notes that were outstanding at March 31, 2001 had an aggregate principal amount of $125 million which will mature on February 1, 2004. Interest began to accrue on the 9 1/2% notes on February 4, 1994. Interest will continue to accrue at the rate of 9 1/2% per year, payable in cash twice a year on each February 1 and August 1. Semi-annual interest payments began on August 1, 1994. The intermediate holding company will pay interest to the persons in whose names the 9 1/2% notes are registered at the close of business on the immediately preceding January 15 or July 15. The intermediate holding company will compute interest on the basis of a 360-day year of twelve 30-day months. See "Material Federal Income Tax Considerations."

     The 9 1/2% notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal, interest, and premium, if any, will be payable at the principal corporate trust office of the trustee unless the intermediate holding company designates otherwise. The
9 1/2% notes may be presented for transfer or exchange there also. At the intermediate holding company's option, the intermediate holding company may pay interest by check mailed to registered holders of the 9 1/2% notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the 9 1/2% notes. No service charge will be made for any exchange or registration of transfer of 9 1/2% notes, but the intermediate holding company may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SECURITY; SENIORITY; RANKING

     The 9 1/2% notes are secured, ratably with the bank credit facility lenders to Arch Wireless Holdings, Inc., by a security interest in the assets of Arch Wireless Holdings, Inc. and certain of its subsidiaries as follows:

     - assets of Paging Network, Inc. and its subsidiaries acquired after November 10, 2000;

     - assets of MobileMedia Communications, Inc. and its subsidiaries;

     - assets of Arch Wireless Holdings, Inc., other than the stock of its subsidiaries;

     - assets of the subsidiaries of Arch Wireless Holdings, Inc., other than the subsidiaries described above, acquired after June 29, 1998.

Substantially all of the other assets of Arch Wireless Communications, Inc. and its subsidiaries have been pledged to secure the obligations of Arch Wireless Holdings, Inc. to its bank credit facility lenders.

     The portion of the 9 1/2% notes which is secured by the assets described above are senior secured obligations of the intermediate holding company which rank senior in right to payment to all senior unsecured obligations of the intermediate holding company. The portion of the 9 1/2% notes which remain unsecured are senior unsecured obligations of the intermediate holding company and rank equal in right to payment with all other senior unsecured obligations of the intermediate holding company. See "Description of Notes and Debentures to be Tendered." In addition, all senior unsecured obligations of the intermediate holding company are structurally subordinate to all liabilities of Arch Wireless Holdings, Inc. and its subsidiaries. This includes trade payables, capitalized lease obligations and debt that may be incurred by the intermediate holding company's subsidiaries under their bank credit facility or other current or future financing arrangements.

     Any right of the intermediate holding company to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors. If the intermediate holding company is itself recognized as a creditor of the subsidiary, the intermediate holding company's claims would still be subject to any security interests in the assets of the subsidiary and to any liabilities of the subsidiary which are senior to the intermediate holding company's claims, and may otherwise be challenged in a liquidation or reorganization proceeding. At March 31, 2001, the 9 1/2% notes would have been structurally subordinated to approximately $1.29 billion of liabilities of the intermediate holding company's subsidiaries.

REDEMPTION

     The intermediate holding company may choose to redeem the 9 1/2% notes as a whole, or from time to time in part, on between 30 and 60 days' prior notice. The redemption prices will equal the following percentages of principal amount, plus accrued and unpaid interest to the redemption date:

                                                              REDEMPTION
REDEMPTION DATE                                                 PRICE
---------------                                               ----------
Until January 31, 2002......................................  101.583 %
After February 1, 2002......................................  100.000 %

     If the intermediate holding company decides to redeem only part of the 9 1/2% notes, the trustee will select which 9 1/2% notes will be redeemed on a pro rata basis or by lot, at its discretion.

REPURCHASE OF 9 1/2% NOTES AT THE OPTION OF HOLDERS

  Change of Control

     If a change of control occurs at any time, then each holder of 9 1/2% notes will have the right to require the intermediate holding company to purchase all or any portion of its 9 1/2% notes, in whole multiples of $1,000. The intermediate holding company will pay a purchase price in cash of 101% of the principal amount of the holder's 9 1/2% notes, plus accrued and unpaid interest, if any, to the date of purchase, according to the procedures described below and others required by the indenture.

     Change of control means the occurrence of any of the following events:

     - any person, entity or group, as those terms are used in Section 13(d)(3) of the Exchange Act other than a permitted holder, as defined, becomes the beneficial owner of more than a majority of the voting power of all classes of voting stock of the intermediate holding company or its parent company;

     - any sale, lease, exchange or other transfer of all or substantially all the assets of the intermediate holding company to any other person other than a wholly owned subsidiary or permitted holder;

     - the merger or consolidation of the intermediate holding company or Arch Wireless, Inc. with or into another entity with the effect that the surviving entity that is not a permitted holder has become the beneficial owner of a majority of the voting power of the surviving entity; or

     - during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of the intermediate holding company or its parent, who for this purpose shall be known as original directors, together with any new directors whose election to the board of directors was approved by a vote of two thirds of the still serving original directors and any directors who had been previously approved in accordance with this paragraph, cease for any reason to constitute a majority of the board of directors of the intermediate holding company or its parent then in office.

     Within 30 days following any change of control, the intermediate holding company will notify each holder of 9 1/2% notes.

     If a change of control offer is made, there can be no assurance that the intermediate holding company will have available, or be able to obtain, funds sufficient to pay the change of control purchase price for all of the 9 1/2% notes that might be tendered by holders of the 9 1/2% notes seeking to accept the change of control offer. The bank credit facility prohibits the intermediate holding company from repurchasing any of the 9 1/2% notes unless the intermediate holding company first fully repays all outstanding indebtedness under the bank credit facility. The intermediate holding company cannot be sure that, after a change of control, the intermediate holding company will be able to obtain the necessary consents from the lenders under the bank credit facility or from any other debt holders to consummate a change of control offer. If the intermediate holding company fails to make or consummate the change of control offer or pay the change of control purchase price when due, an event of default would result under the indenture and the trustee and the holders of the 9 1/2% notes would then have the rights described under "Events of Default."

     In addition to the intermediate holding company's obligations under the indenture upon the occurrence of a change of control, the bank credit facility contains provisions defining a change of control and designating it as an event of default. The intermediate holding company is therefore obligated to immediately repay all outstanding amounts under the bank credit facility in the event of a change in control.

     One of the events which constitutes a change of control under the indenture is the disposition of "all or substantially all" of the intermediate holding company's assets. The phrase "all or substantially all" has not been interpreted to represent a specific quantitative test under New York law, which governs the indenture. As a consequence, if holders of the 9 1/2% notes elect to require the intermediate holding company to purchase the 9 1/2% notes and the intermediate holding company chooses to contest such election, the intermediate holding company cannot be sure how a court interpreting New York law would interpret the phrase.

     The definition of change of control in the indenture is limited in scope. The provisions of the indenture may not afford you, as noteholders, the right to require the intermediate holding company to repurchase your 9 1/2% notes following a transaction which is not defined as a change of control, even if the transaction may adversely affect you as noteholders. Such transactions may include a highly leveraged transaction; various transactions with the intermediate holding company's management or affiliates; a reorganization, restructuring, merger or similar transaction involving the intermediate holding company; or an acquisition of the intermediate holding company by management or its affiliates. Any proposed highly leveraged transaction, whether or not constituting a change of control, would be required to comply with the other covenants in the indenture, including those described under "Limitations on Debt" and "Limitations on Liens."

  Asset Sales

     The intermediate holding company is required to make an offer to all holders to purchase 9 1/2% notes following the consummation of certain asset sales. See "Restrictive Covenants -- Limitations on Asset Sales" for a description of the circumstances under which such an offer to purchase must be made.

EVENTS OF DEFAULT

     The following are events of default under the indenture:

          1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 30 days;

          2. default in the payment of the principal of or premium, if any, on any note at its maturity or upon redemption or repurchase;

          3. failure to perform or comply with the indenture provisions described under "Restrictive Covenants -- Limitations on Mergers or Sales of Assets;"

          4. default in the performance, or breach, of any covenant or agreement contained in the indenture if the default or breach continues for 60 days after written notice is given to the intermediate holding company by the trustee or to the intermediate holding company and the trustee by the holders of at least 25% in aggregate principal amount of the 9 1/2% notes then outstanding;

          5. either:

        - an event of default has occurred under any indenture or instrument evidencing an issue of debt of the intermediate holding company or a restricted subsidiary with an aggregate outstanding principal amount of at least $5.0 million, and the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise; or

        - a default has occurred in any payment of principal of, premium, if any, or interest when due of any such debt;

          6. any person entitled to take the actions described in this clause, after the occurrence of any event of default under any agreement or instrument evidencing any debt in excess of $5.0 million in the aggregate of the intermediate holding company or any restricted subsidiary,

        - notifies the trustee of the intended sale or disposition of any assets of the intermediate holding company or any restricted subsidiary that have been pledged to or for the benefit of the person to secure the debt, or

        - commences proceedings, or

        - takes action to retain in satisfaction of any debt, or to collect on, seize, dispose of or apply, any assets of the intermediate holding company or any restricted subsidiary, pursuant to the terms of any agreement or instrument evidencing any such debt of the intermediate holding company or any restricted subsidiary or in accordance with applicable law;

          7. one or more final judgments or orders

        - are rendered against the intermediate holding company or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $5.0 million;

        - are not discharged; and

        - 60 days elapse without a stay of enforcement being in effect for such judgment or order, by reason of a pending appeal or otherwise; or

          8. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the intermediate holding company or any restricted subsidiary;

     If an event of default specified in clauses 1 through 7 above occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 9 1/2% notes then outstanding may declare all payments on all of the outstanding 9 1/2% notes to be due and payable immediately. This includes the principal of, and accrued and unpaid interest on the 9 1/2% notes as of such date of declaration. The trustee must give a notice in writing to the intermediate holding company and the holders must give notice to the intermediate holding company and the trustee. Upon any such declaration of acceleration all amounts payable in respect of the 9 1/2% notes will become immediately due and payable. If an event of default specified in clause 8 above occurs, then all of the outstanding 9 1/2% notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of 9 1/2% notes.

     After a declaration of acceleration under the indenture, the holders of a majority in aggregate principal amount of the 9 1/2% notes then outstanding, by written notice to the intermediate holding company and the trustee, may rescind such declaration and its consequences if:

     - a judgment or decree for payment of the money due has not been obtained by the trustee;

     - the intermediate holding company has paid or deposited with the trustee a sum sufficient to pay:

        - all overdue interest on all 9 1/2% notes;

        - all unpaid principal of, and premium, if any, on any outstanding
          9 1/2% notes which has become due independently of such declaration of acceleration and interest on such amount at the rate borne by the 9 1/2% notes; and

        - interest upon overdue interest and overdue principal at the rate borne by the 9 1/2% notes;

     - all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

     - all other events of default have been cured or waived.

     Rescinding a declaration of acceleration will not affect or impair the rights of the holders if another default occurs later.

     The holders of a majority in aggregate principal amount of the 9 1/2% notes then outstanding may waive any past defaults under the indenture, on behalf of the holders of all the 9 1/2% notes, except that they cannot waive a default

     - in the payment of the principal amount of, or interest on any note, or

     - in respect of a covenant or provision which under the indenture requires unanimous consent for modification or waiver.

     If the trustee knows that a default or an event of default has occurred and is continuing, the trustee must mail a notice to each holder of the 9 1/2% notes within 90 days after it learns of such default. If the default or event of default does not involve non-payment, the trustee shall not give the notice to the holders of the 9 1/2% notes until at least 30 days after the occurrence of the default.

     A noteholder may institute any proceeding with respect to the indenture or for any remedy under the indenture only if the holder has previously given the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the 9 -1/2% notes then outstanding have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee

     - has not received contrary directions, and

     - has failed to institute such proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due.

RESTRICTIVE COVENANTS

     The indenture currently imposes the following restrictions on the intermediate holding company:

  Limitations on Debt

     The intermediate holding company or any restricted subsidiary may incur debt only if after the incurrence, the intermediate holding company's consolidated leverage ratio would be less than 6.0 to 1.0.

     Despite the limitation just described, the intermediate holding company may incur the following additional debt, known as permitted debt, and may permit its restricted subsidiaries to do so:

          1. debt under the bank credit facility up to $10.0 million total at any one time;

          2. guarantees by restricted subsidiaries in connection with the bank credit facility;

          3. debt represented by the 9 1/2% notes;

          4. various types of subordinated intracompany debt;

          5. other debt of the intermediate holding company or any restricted subsidiary that was outstanding on the date of the indenture;

          6. debt in addition to the bank credit facility not to exceed $10.0 million at any time;

          7. debt incurred to purchase inventory or equipment acquired or held by the intermediate holding company or its restricted subsidiaries

          8. debt relating to bank overdrafts in the ordinary course of business, if such debt is extinguished within two business days of its incurrence; and

          9. renewals, extensions, substitutions, replacements or other refinancings of outstanding debt, so long as the amount, maturity, redemption provisions, seniority, subordination and other specified terms of the new debt meet criteria specified in the indenture.

  Limitations on Restricted Payments

     The intermediate holding company may not, directly or indirectly, take any of the following actions, which the intermediate holding company refers to collectively in this document as restricted payments, and may not permit any restricted subsidiary to do so:

     - pay any dividend or other distribution on any shares of capital stock, other than

        - dividends or distributions payable solely in capital stock other than redeemable stock or in options, warrants or other rights to purchase capital stock and

        - dividends or distributions by a restricted subsidiary payable to the intermediate holding company or another restricted subsidiary;

     - any payment on account of the purchase, redemption, retirement or other acquisition of

        - any shares of such person's capital stock

        - any option, warrant or other right to acquire shares of such person's capital stock, or

        - any shares of capital stack of an unrestricted subsidiary of such person or any option, warrant or right to acquire the same.

     - any defeasance, redemption, repurchase or other acquisition or retirement for value prior to the schedule maturity of any debt subordinate to the 9 1/2% notes and having a maturity date after February 1, 2004; or

     - make any investment in, loan, advance to, guarantee on behalf of, or other transfer of assets other than in the ordinary course of business to any of the following;

        - any joint venture in which the intermediate holding company or its wholly owned subsidiaries hold in the aggregate a 50% or less interest;

        - any restricted subsidiary that is not a wholly owned subsidiary;

        - any restricted subsidiary that is subject to consensual restriction on the declaration or payment of dividends or similar distributions by the subsidiary to the intermediate holding company or its restricted subsidiaries other than the restrictions found in the bank credit facility;

        - any unrestricted subsidiary; or

        - any holder of 5% or more of any class of capital stock of the intermediate holding company.

     unless at the time of, and immediately after giving effect to, the proposed action:

     - no default or event of default has occurred and is continuing;

     - the intermediate holding company could incur additional debt, other than permitted debt, under the "Limitations on Debt" covenant; and

     - the aggregate amount of all restricted payments of the types listed above, declared or made after the issue date of the 9 1/2% notes, does not exceed the sum of:

        - the difference between

           - 100% of the intermediate holding company's adjusted consolidated cash flow accrued for the period commencing with the fiscal quarter beginning January 1, 1994 and ending on the last day of the intermediate holding company's most recent fiscal quarter immediately prior to the date of such calculation, and

           - twice the amount of consolidated fixed charges accrued on a cumulative basis during the same period; plus

        - the total net proceeds, including the fair market value of property other than cash, received by the intermediate holding company from

           - the issuance or sale, other than to a subsidiary, of its capital stock including capital stock issued upon conversion of or exchange for redeemable stock or securities other than capital stock;

           - a contribution to the common equity capital accounts of the intermediate holding company after the date of the indenture; and

           - warrants, options and rights to purchase its capital stock other than redeemable stock.

For purposes of calculating the total net proceeds, the determination of the fair market value of non-cash property distributed in respect of restricted payments made by the intermediate holding company shall be determined in good faith by the board of directors which shall be conclusive and evidenced by a resolution delivered to the trustee. However, if the fair market value of such property exceeds $1.0 million and such property is distributed to or received from any holder of 5% or more of any class of capital stock of the intermediate holding company, the determination of fair market value shall be determined by a majority of the disinterested directors of the intermediate holding company.

     Despite the above limitations, the intermediate holding company and its restricted subsidiaries may do one or more of the following, collectively referred to in this document as permitted payments:

          1. pay any dividend within 60 days after it is declared, if on the day it is declared the payment would not have been prohibited by the provisions described above;

          2. repurchase, redeem, acquire or retire any shares of capital stock of the intermediate holding company, or any option, warrant, or other right to purchase shares of the intermediate holding company's capital stock in exchange for capital stock of the intermediate holding company, or out of the net cash proceeds of a substantially concurrent issuance and sale of capital stock of the intermediate holding company;

          3. purchase, redeem, acquire or retire subordinated debt in exchange for capital stock of the intermediate holding company, or out of the net cash proceeds of the issuance and sale of shares of capital stock of the intermediate holding company;

          4. purchase, redeem, acquire or retire subordinated debt out of the net cash proceeds of the incurrence or sale of subordinated debt of the intermediate holding company, so long as

     - the new subordinated debt is subordinated to the 9 1/2% notes in right of payment to the same extent as the subordinated debt that is purchased, redeemed, acquired or retired; and

     - the new subordinated debt provides for no payments of principal by way of sinking fund, mandatory redemption, defeasance or otherwise prior to the maturity of the debt being replaced; and

     - the proceeds of such new subordinated debt are used for such purpose within 45 days of issuance.

          5. redeem the capital stock of a restricted subsidiary;

          6. purchase or acquire from or withhold on issuances to any employee of the intermediate holding company's capital stock in order to satisfy any withholding tax requirements related to any employee equity incentive plan of the intermediate holding company or its subsidiaries;

          7. purchase or acquire from or withhold on issuances to any employee of the intermediate holding company's capital stock in connection with the exercise of any option to purchase such capital stock under an employee equity incentive plan of the intermediate holding company or its subsidiaries;

          8. pay cash, property or securities to any employee of the intermediate holding company or any subsidiary in connection with the issuance or redemption of stock of any such company pursuant to any employee stock option plan or board resolution, up to a total of $500,000 during any fiscal year or a total of $2.0 million during the term of the 9 1/2% notes;

          9. repurchase shares of or option to purchase shares of Arch Wireless, Inc. from employees pursuant to an agreement with such employees, provided that the amount of such payments made in cash by Arch Wireless, Inc. in any fiscal year will not exceed the sum of;

     - $250,000; plus

     - the cash proceeds received by Arch Wireless, Inc. and contributed to the capital of the intermediate holding company during such fiscal year in connection with the reissuance of such capital stock to officers or employees of the intermediate holding company or its subsidiaries; plus

     - any of the $250,000 referenced above which was not used in the previous fiscal year.

  Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The intermediate holding company may not, and may not permit any restricted subsidiary to, create, assume or otherwise cause or suffer to exist or to become effective any consensual encumbrance or restriction on the ability of any restricted subsidiary to:

     - pay any dividends or make any other distributions on its capital stock;

     - pay any debt owed to the intermediate holding company or any restricted subsidiary;

     - make loans or advances to the intermediate holding company or any restricted subsidiary; or

     - transfer any of its property or assets to the intermediate holding company or any restricted subsidiary;

other than those encumbrances or restrictions under

     - bank credit facility existing as of the date of issuance of the 9 1/2% notes;

     - other debt of the intermediate holding company, its parent or any restricted subsidiary existing as of the date of issuance of the 9 1/2% notes;

     - future agreements which are no more restrictive than those referred to in the preceding two clauses;

     - the 9 1/2% notes;

     - customary non-assignment or sublease provisions of any lease governing a leasehold interest of the intermediate holding company or any restricted subsidiary;

     - any agreement or other instrument binding solely upon any one person at the time that person becomes a subsidiary of the intermediate holding company, if the encumbrances or restrictions were not incurred in anticipation of that person becoming a subsidiary of the intermediate holding company;

     - applicable law;

     - an agreement with respect to a restricted subsidiary entered into for the sale or disposition of all or substantially all of the capital stock or assets of such subsidiary pending the closing of such sale or disposition;

     Despite the above limitations, the intermediate holding company will be able to enter into any agreement permitted under the section entitled "Limitations on Liens" provided that the encumberance or restriction in any such agreement is limited to the transfer of the property or assets which is subject to such agreement.

  Limitations on Asset Sales

     The intermediate holding company may not engage in any asset sale and will not permit any restricted subsidiary to do so, unless

     - the consideration received by the intermediate holding company or the restricted subsidiary from the asset sale equals or exceeds the fair market value of the assets sold, as determined by the board of directors of the intermediate holding company, whose good faith determination will be conclusive; and

     - at least 80% of the consideration received by the intermediate holding company or the relevant restricted subsidiary from the asset sale consists of

        - cash or cash equivalents; and/or

        - the assumption by the transferee of debt of the intermediate holding company that ranks equal in right of payment with the 9 1/2% notes, or any debt of a restricted subsidiary, and the release of the intermediate holding company or the restricted subsidiary from all liability on the debt that is assumed.

     If the intermediate holding company or any restricted subsidiary engages in an asset sale, the intermediate holding company must use the net cash proceeds of the asset sale in excess of $2.0 million, within 90 days after the asset sale, to

     - make a permanent reduction of amounts outstanding under the bank credit facility, and

     - to the extent the net cash proceeds in excess of $2.0 million are not used pursuant to the previous clause, the intermediate holding company must make an offer to purchase the 9 1/2% notes.

     Despite the above limitations, the intermediate holding company may reinvest the net cash proceeds within 180 days of the asset sale in another asset or business in the same or similar line of business as the intermediate holding company or its restricted subsidiaries.

     If such reinvestment requires regulatory approval from a governmental body, the reinvestment must be completed within 360 days.

     If an asset sale results in the intermediate holding company having to make an offer to purchase the 9 1/2% notes, the intermediate holding company will, within 30 days, make an offer to purchase the maximum principal amount, expressed as a multiple of $1,000, of 9 1/2% notes that may be purchased with the excess proceeds. The intermediate holding company will extend the offer to all noteholders, on a pro rata basis, in accordance with the procedures set forth in the indenture. The offer price for each note will be payable in cash. The price will equal 100% of the principal amount of the note, plus accrued interest to the date the offer to purchase is completed. To the extent that the aggregate principal amount of 9 1/2% notes tendered in response to the intermediate holding company's offer to purchase is less than the excess proceeds, the intermediate holding company may use the remaining excess proceeds for other general corporate purposes. If the aggregate principal amount of 9 1/2% notes validly tendered and not withdrawn by their holders exceeds the excess proceeds, 9 1/2% notes to be purchased will be selected on a pro rata basis.

  Limitations on Mergers or Sales of Assets

     The intermediate holding company may not

     - consolidate with or merge with or into any other person, or

     - convey, transfer or lease its properties and assets as an entirety to any person or persons, or

     - permit any restricted subsidiary to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in the conveyance, transfer or lease of all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries on a consolidated basis to any person, unless:

     - either

        - the intermediate holding company is the surviving corporation; or

        - the person formed by such consolidation or into which the intermediate holding company or a restricted subsidiary is merged or the person which acquires, by conveyance, transfer or lease, the properties and assets of the intermediate holding company or such restricted subsidiary substantially as an entirety

           - is a solvent corporation organized and validly existing under the laws of the United States of America, any state or the District of Columbia, and

           - expressly assumes, by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the intermediate holding company's obligation for the due and punctual payment of the principal, premium, if any, and interest on all the 9 1/2% notes and the performance and observance of every covenant of the indenture to be performed or observed on the part of the intermediate holding company;

        - immediately after giving effect to such transaction no default or event of default has occurred and is continuing; and

        - immediately before and immediately after giving effect to such transaction, on a pro forma basis, the intermediate holding company, or the surviving entity has a consolidated leverage ratio of 6.0 to 1.

     The consolidated leverage ratio for the purpose of the above clause shall be determined on the basis of the combined consolidated leverage ratio of the surviving entity after giving effect to the transaction.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the intermediate holding company, shall be substituted for the intermediate holding company, and may exercise every right and power of the intermediate holding company under the indenture with the same effect as if the surviving entity had been named as the intermediate holding company in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the intermediate holding company pursuant to the indenture and the 9 1/2% notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Limitations on Transactions with Affiliates and Related Persons

     The intermediate holding company and its restricted subsidiaries may not enter into any transaction with any affiliate of the intermediate holding company or any holder of 5% or more of the intermediate holding company's capital stock other than the intermediate holding company or a wholly owned restricted subsidiary, unless

     - the terms of the transaction or series of transactions are no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate or holder of 5% or more of the intermediate holding company's capital stock; and

     - it is approved by a resolution adopted by a majority of the intermediate holding company's board of directors, including the approval of a majority of the disinterested directors. Any such transaction or series of transactions approved in this manner shall be conclusively deemed to be on terms no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in an arm's-length transaction.

     This restriction will not apply, however, to

     - transactions between the intermediate holding company or any of its restricted subsidiaries and any employee of the intermediate holding company or any of its restricted subsidiaries that are entered into in the ordinary course of business;

     - any permitted payment; or

     - any restricted payment which is permitted under "Limitations on Restricted Payments."

 Limitations on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The intermediate holding company

     - may not permit any restricted subsidiary to issue any capital stock, except to the intermediate holding company or a restricted subsidiary; and

     - may not permit any person other than the intermediate holding company or a restricted subsidiary to own any capital stock of any restricted subsidiary;

except that

     - the intermediate holding company or any restricted subsidiary may issue and sell all, but not less than all, of the issued and outstanding capital stock of any restricted subsidiary owned by it in compliance with the other provisions of the indenture.

  Unrestricted Subsidiaries

     The intermediate holding company's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary so long as

     - after such designation, there is no default or event of default under the indenture;

     - such designated subsidiary does not own capital stock of or hold any lien on the assets of the intermediate holding company or any restricted subsidiary;

     - no default with respect to any contractual obligation of such subsidiary would permit, upon notice, lapse of time or otherwise, the other party to such contractual obligation to have recourse to the property or assets of the intermediate holding company or its restricted subsidiaries.

However, the intermediate holding company may not designate as an unrestricted subsidiary any subsidiary which is a subsidiary on the date of the indenture.

     The intermediate holding company's board of directors may designate any unrestricted subsidiary as a restricted subsidiary, but doing so will be deemed an incurrence of debt by a restricted subsidiary of any outstanding debt of such unrestricted subsidiary. The intermediate holding company's board of directors may only make the designation if:

     - such debt is permitted under the "Limitations on Debt" covenant and

     - no default or event of default would be in existence following such designation.

     Any designation of an unrestricted subsidiary shall remain so until such time as

     - the board of directors designates such subsidiary as a restricted subsidiary;

     - the intermediate holding company or any restricted subsidiary becomes liable for any contractual obligation or debt of such unrestricted subsidiary; or

     - the intermediate holding company or any restricted subsidiary incurs any debt which could be accelerated by a default on any contractual obligation of the unrestricted subsidiary.

  Limitations on Liens

     The intermediate holding company may not incur any debt, and will not permit any restricted subsidiary to incur any debt, which is secured by a lien on the property, assets or any income or profits from the foregoing of the intermediate holding company or any restricted subsidiary unless all amounts due under the 9 1/2% notes are equally and ratably secured with the obligation or liability secured by such lien.

     Despite the limitations just described, the intermediate holding company and its restricted subsidiaries may incur the following liens, called permitted liens:

     - liens existing on the issuance date of the 9 1/2% notes, except for liens securing debt under the bank credit facility;

     - liens on property or assets of the intermediate holding company securing debt under or with respect to the bank credit facility;

     - liens on property or assets of a restricted subsidiary granted to the intermediate holding company securing debt of the restricted subsidiary owed to the intermediate holding company;

     - any interest or title of a lessor under any capital lease or operating lease;

     - liens securing debt incurred for the purpose of financing all or any part of the costs of acquiring assets, whether through merger, consolidation, purchase or otherwise, provided that such debt complies with the "Limitations on Debt" covenants;

     - liens arising from purchase money mortgages and purchase money security interests incurred in the ordinary course of the business of the intermediate holding company;

     - statutory liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if the intermediate holding company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens on assets of any entity existing at the time such asset are acquired by the intermediate holding company or its restricted subsidiaries by merger, consolidation, purchase of assets or otherwise, provided such liens;

        - have been in existence for 180 days prior to acquisitions; and

        - do not extend to any other property of the intermediate holding company or its restricted subsidiaries;

     - liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     - rights of banks to set off deposits against debts owed to them;

     - other liens incidental to the conduct of the business of the intermediate holding company or any of its subsidiaries, or the ownership of their assets that do not materially detract from the value of the property subject to the liens;

     - liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts and other obligations of a similar nature incurred in the ordinary course of business, other than contracts for the payment of money;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which in the aggregate do not materially detract from the value of the assets of the intermediate holding company or its subsidiaries, or materially interfere with the operation of the business of the intermediate holding company and its subsidiaries, taken as a whole;

     - liens arising by reason of any judgment, unless the judgment it secures would constitute an event of default;

     - liens in addition to those set forth in the previous clauses securing debt not to exceed a total of $500,000 including attributable debt in connection with sale-leaseback transactions; and

     - any extension, renewal or replacement, in whole or in part, of any lien described in the previous 15 clauses if any such extension, renewal or replacement does not extend to any additional property or assets.

  Limitations on Subsidiary Guarantees

     The intermediate holding company will not

     - permit any restricted subsidiary to guarantee or secure through the granting of a lien the payment of any debt of the intermediate holding company other than debt under or with respect to the bank credit facility, or

     - pledge any intercompany notes representing obligations of any unrestricted subsidiaries to secure the payment of any debt of the intermediate holding company other than debt under or with respect to the bank credit facility unless,

     - such restricted subsidiary executes a supplemental indenture which provides for its guarantee of the 9 1/2% notes, or

     - the holders of the 9 1/2% notes receive a security interest in the pledged asset or intercompany note.

  Other Covenants

     The indenture also requires the intermediate holding company to maintain its existence, its properties, pay its taxes, maintain insurance coverage and provide financial statements to the trustee.

AMENDMENTS AND WAIVERS

     The intermediate holding company and the trustee can modify and amend the indenture with the consent of holders of a majority of the principal amount of the 9 1/2% notes then outstanding. Every holder, however, must consent in order to:

     - change the stated maturity of the principal of any note or any installment of interest of any note, or reduce the principal amount of any note or the rate of interest on any note, any premium payable upon the redemption of any note, or change the place of payment, or the coin or currency of payment for amounts due under any note, or impair the right to sue for payment after the stated maturity of such payment or, in the case of redemption, on or after the redemption date;

     - reduce the percentage of holder approval required for consent to any such amendment or any waiver of compliance with specified provisions of the indenture or specified defaults and their consequences provided for under the indenture; or

     - modify any provisions relating to "Amendments and Waivers", the waiver of past defaults or certain covenants under the terms of the indenture except to increase the percentage of outstanding 9 1/2% notes required to consent to such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of every outstanding note affected by the modification or waiver.

     Except as described above, holders of a majority of the principal amount of the 9 1/2% notes then outstanding may waive compliance with restrictive covenants and provisions of the indenture.

IMPORTANT DEFINITIONS

     There are some defined terms used in the indenture. You should read the indenture for a full definition of all these terms, as well as other terms the intermediate holding company has used but not defined in this prospectus.

     Adjusted consolidated cash flow of any person for any period means, the consolidated cash flow of such person for such period less the consolidated capital expenditures of such person for such period.

     Asset disposition means any sale, conveyance, transfer, lease or other disposition, including disposition by way of merger, consolidation or sale and leaseback transaction, of:

     - any assets of a person or its subsidiaries;

     - any shares of capital stock of such person's subsidiaries.

The term asset disposition shall not include any transfer of properties or assets:

     - that are governed by the provisions of the indenture described under "Limitations on Mergers or Sales of Assets";

     - between or among the intermediate holding company and its restricted subsidiaries; or

     - dispositions in the ordinary course of business.

     Asset sale means the sale or other disposition by the intermediate holding company or any of its subsidiaries other than a transfer to the intermediate holding company of its restricted subsidiaries of:

     - all or substantially all of the capital stock of any of the intermediate holding company's subsidiaries; or

     - all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries representing a division or line of business.

     Attributable debt means, with respect to any sale-leaseback transaction, the present value of the obligations of the lessee of the property subject to such sale-leaseback transaction for rental payments during

     - the remaining term of the lease, including any period for which the lease has been extended or may be extended at the option of the lessor; or

     - the period during which the lessee is not entitled to terminate the lease without penalty or upon payment of penalty, in which case the rental payments shall include the penalty.

In calculating the present value of the rental payments, all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges shall be excluded. The present value should be discounted at the interest rate implicit in the lease compounded annually.

     Consolidated adjusted net income means, for any period, the net income of the intermediate holding company and its consolidated subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income by excluding:

     - any net after-tax gains or losses, less all related fees and expenses, attributable to asset sales;

     - the portion of net income or loss of any unrestricted subsidiary or other person except for the intermediate holding company or a restricted subsidiary, in which the intermediate holding company or any restricted subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the intermediate holding company or any restricted subsidiary in cash dividends or distributions by such person during such period; and

     - the net income or loss of any person combined with the intermediate holding company or any restricted subsidiary attributable to any period prior to the date of combination.

     Consolidated cash flow of any person means consolidated adjusted net income increased, without duplication, by the following, determined on a consolidated basis for such person and its consolidated subsidiaries in accordance with GAAP;

     - income taxes, plus

     - consolidated fixed charges, plus

     - depreciation and amortization expenses, plus

     - non-cash items reducing consolidated net income,

     less

     - non-cash items increasing consolidated net income.

Consolidated cash flow shall not include the items specified above to the extent attributable to an unrestricted subsidiary.

     Consolidated leverage ratio means the ratio of:

     - the aggregate principal amount of debt of the intermediate holding company and its restricted subsidiaries on a consolidated basis outstanding on the most recently available quarterly or annual balance sheet; to

     - consolidated cash flow for the reference period.

     Consolidated interest expense means, without duplication, the sum of:

     - the aggregate interest expense in respect of debt including

        - amortization of original issue discount,

        - non-cash interest payments or accruals, and

        - all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing.

     The debt of a person means, without duplication:

     - every obligation of that person for money borrowed;

     - every obligation of that person evidenced by bonds, debentures, notes or other similar instruments;

     - every reimbursement obligation of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     - every obligation of that person issued or assumed as the deferred purchase price of property or services;

     - all obligations of that person as lessee under capitalized leases;

     - the attributable debt of every sale and leaseback transaction of that person;

     - the debt of others secured by a lien on any asset of that person whether or not such debt is assumed;

     - all redeemable stock of that person valued at the greater of its voluntary or involuntary liquidation preference; and

     - every guarantee by that person of an obligation of another person.

An obligation constitutes debt of a person whether recourse is to all or a portion of that person's assets. If recourse with respect to any debt is limited to an asset, the amount of such debt shall be limited to the fair market value of the asset which secures the debt. In no case will trade accounts payable and accrued liabilities arising in the ordinary course of business be considered debt for purposes of this definition.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Incur means to incur, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, or extension of maturity of, a debt.

     Maturity means the date on which any principal of a note becomes due and payable as provided in the note or in the indenture, whether at the stated maturity of the principal of the note or by declaration of acceleration, call for redemption, repurchase date or otherwise.

     The net cash proceeds of any asset disposition are the proceeds of such sale in the form of cash, including payments in respect of deferred payment obligations when received in the form of cash, net of:

     - legal, title and recording tax expenses;

     - commissions and other fees and expenses related to the asset disposition;

     - provisions for all taxes payable as a result of the asset sale;

     - payments made to retire debt that is secured by the assets that are sold;

     - amounts required to be paid to any person other than the intermediate holding company or any restricted subsidiary owning a beneficial interest in the assets that are sold; and

     - appropriate amounts to be provided by the intermediate holding company or any restricted subsidiary as a reserve required in accordance with GAAP against any liabilities associated with the asset sale and retained by the seller after the asset sale, including liabilities under any indemnification obligations associated with the asset disposition.

     Subordinated debt means debt of which is expressly subordinated in right of payment to the 9 1/2% notes.

                                                                         ANNEX G

                         TERMS OF THE 14% SENIOR NOTES

                                                                         ANNEX G

                  DESCRIPTION OF OUTSTANDING 14% SENIOR NOTES

     The outstanding 14% notes that are proposed to be exchanged have the following rights and other terms at present. Proposed modifications to these rights and terms are described under "Proposed Amendments." See also "Risk Factors -- If you do not tender your notes or debentures, the notes or debentures that you retain may have substantially fewer rights than they now have and this may leave you unprotected in the future."

     The 14% notes were issued under an indenture, dated as of December 15, 1994, between Arch Wireless Communications, Inc. (f/k/a USA Mobile Communications, Inc. II) and U.S. Trust Company of New York, as trustee. The terms of the 14% notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture. This summary does not restate the indenture in its entirety. We urge you to read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the 14% notes. To obtain copies of the indenture, see "Where You Can Find More Information." The precise definitions of some of the terms used in the following summary are set forth below under "Important Definitions." All references to the "intermediate holding company" in this "Annex D" refer only to Arch Wireless Communications, Inc. and do not include its subsidiaries.

     Arch Wireless Communications, Inc. is a holding company with no material assets other than the stock of its subsidiaries. Because the operations of the intermediate holding company are conducted entirely through its subsidiaries, the intermediate holding company's cash flow and consequent ability to service its debt, including the 14% notes, depend upon the earnings of the subsidiaries and the distribution of those earnings to the intermediate holding company or upon loans or other payments of funds by the subsidiaries to the intermediate holding company. None of the intermediate holding company's subsidiaries has any obligation, contingent or otherwise, to pay any amounts due under the 14% notes or to make any funds available for that purpose, whether by dividends, loans or other payments. Covenants in the subsidiaries' current bank credit facility and other debt instruments limit their ability to pay dividends or make loans to the intermediate holding company.

     At the present time, the following subsidiaries have been designated as unrestricted subsidiaries, as defined in the indenture: Benbow Investments, Inc., PageNet de Argentina S.A., PageNet Chile S.A., PageNet International N.V. (Netherlands) and Paging Network (U.K.), Limited. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the intermediate holding company's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, the intermediate holding company will be able to designate additional current or future subsidiaries as unrestricted subsidiaries. Any additional unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The 14% notes that were outstanding at March 31, 2001 had an aggregate principal amount of $100 million which will mature on November 1, 2004. Interest began to accrue on the 14% notes on December 28, 1994. Interest will continue to accrue at the rate of 14% per year, payable in cash twice a year on each May 1 and November 1. Semi-annual interest payments began on November 1, 1994. The intermediate holding company will pay interest to the persons in whose names the 14% notes are registered at the close of business on the immediately preceding April 15 or October 15. The intermediate holding company will compute interest on the basis of a 360-day year of twelve 30-day months. See "Material Federal Income Tax Considerations."

     The 14% notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal, interest, and premium, if any, will be payable at the principal corporate trust office of the trustee unless the intermediate holding company designates otherwise. The

14% notes may be presented for transfer or exchange there also. At its option, the intermediate holding company may pay interest by check mailed to registered holders of the 14% notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the 14% notes. No service charge will be made for any exchange or registration of transfer of 14% notes, but the intermediate holding company may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SECURITY; SENIORITY; RANKING

     The 14% notes are secured, ratably with the credit facility lenders to Arch Wireless Holdings, Inc., by a security interest in the assets of Arch Wireless Holdings, Inc. and certain of its subsidiaries as follows:

     - assets of Paging Network, Inc. and its subsidiaries acquired after November 10, 2000;

     - assets of MobileMedia Communications, Inc. and its subsidiaries;

     - assets of Arch Wireless Holdings, Inc., other than the stock of its subsidiaries;

     - assets of the subsidiaries of Arch Wireless Holdings, Inc., other than the subsidiaries described above, acquired after June 29, 1998.

Substantially all of the other assets of Arch Wireless Communications, Inc. and its subsidiaries have been pledged to secure the obligations of Arch Wireless Holdings, Inc. to its bank credit facility lenders.

     The portion of the 14% notes which is secured by the assets described above are senior secured obligations of the intermediate holding company which rank senior in right to payment to all senior unsecured obligations of the intermediate holding company. The portion of the 14% notes which remain unsecured are senior unsecured obligations of the intermediate holding company and rank equal in right to payment with all other senior unsecured obligations of the intermediate holding company. See "Description of Notes and Debentures to be Tendered." In addition, all senior unsecured obligations of the intermediate holding company are structurally subordinate to all liabilities of Arch Wireless Holdings, Inc. and its subsidiaries. This includes trade payables, capitalized lease obligations and debt that may be incurred by the intermediate holding company's subsidiaries under their bank credit facility or other current of future financing arrangements.

     Any right of the intermediate holding company to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors. If the intermediate holding company is itself recognized as a creditor of the subsidiary, the intermediate holding company's claims would still be subject to any security interests in the assets of the subsidiary and to any liabilities of the subsidiary which are senior to the intermediate holding company's claims, and may otherwise be challenged in a liquidation or reorganization proceeding. At March 31, 2001, the 14% notes would have been structurally subordinated to approximately $1.29 billion of liabilities of the intermediate holding company's subsidiaries.

REDEMPTION

     The intermediate holding company may choose to redeem the 14% notes as a whole or from time to time in part, on between 30 and 60 days' prior notice. The redemption prices will equal the following percentages of principal amount, plus accrued and unpaid interest to the redemption date:

                                                              REDEMPTION
REDEMPTION DATE                                                 PRICE
---------------                                               ----------
Until October 31, 2001......................................   104.625%
November 1, 2001 through October 31, 2002...................   102.375%
After November 1, 2002......................................   100.000%

     If the intermediate holding company decides to redeem only part of the 14% notes, the trustee will select which 14% notes will be redeemed on a pro rata basis or by lot, at its discretion.

REPURCHASE OF 14% NOTES AT THE OPTION OF HOLDERS

  Change of Control

     If a change of control occurs at any time, then each holder of 14% notes will have the right to require the intermediate holding company to purchase all or any portion of its 14% notes, in whole multiples of $1,000. The intermediate holding company will pay a purchase price in cash of 102% of the principal amount of the holder's 14% notes, plus accrued and unpaid interest, if any, to the date of purchase, according to the procedures described below and others required by the indenture.

     Change of control means the occurrence of any of the following events:

     - any person entity or group, as those terms are used in Section 13(d)(3) of the Exchange Act other than a permitted holder, as defined, becomes the beneficial owner of more than a majority of the voting power of all classes of voting stock of the intermediate holding company or its parent company. Such person shall be deemed to have beneficial ownership of all securities held by a parent corporation if such person is the beneficial owner of a majority of the voting power of the parent corporation;

     - any sale, lease, exchange or other transfer of all or substantially all the assets of the intermediate holding company to any other person other than a wholly owned subsidiary or permitted holder;

     - the merger or consolidation of the intermediate holding company or Arch Wireless, Inc. with or into another entity with the effect that either:

        - the surviving entity that is not a permitted holder has become the beneficial owner of a majority of the voting power of the surviving entity; or

        - all the voting securities of the intermediate holding company or Arch Wireless, Inc. are converted to cash, securities or property unless pursuant to the transaction such securities are converted to at least a majority of the combined voting power of the surviving entity; or

     - during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of the intermediate holding company or its parent, who for this purpose shall be known as original directors, together with any new directors whose election to the board of directors was approved by a vote of two thirds of the still serving original directors and any directors who had been previously approved in accordance with this paragraph, cease for any reason to constitute a majority of the board of directors of the intermediate holding company or its parent then in office.

     Within 30 days following any change of control, the intermediate holding company will notify each holder of 14% notes.

     If a change of control offer is made, there can be no assurance that the intermediate holding company will have available, or be able to obtain, funds sufficient to pay the change of control purchase price for all of the 14% notes that might be tendered by holders of the 14% notes seeking to accept the change of control offer. The bank credit facility prohibits the intermediate holding company from repurchasing any of the 14% notes unless the intermediate holding company first fully repays all outstanding indebtedness under the bank credit facility. The intermediate holding company cannot be sure that, after a change of control, the intermediate holding company will be able to obtain the necessary consents from the lenders under the bank credit facility or from any other debt holders to consummate a change of control offer. If the intermediate holding company fails to make or consummate the change of control offer or pay the change of control purchase price when due, an event of default would result under the indenture and the trustee and the holders of the 14% notes would then have the rights described under "Events of Default."

     In addition to the intermediate holding company's obligations under the indenture upon the occurrence of a change of control, the intermediate holding company's bank credit facility contains provisions defining a change of control and designating it as an event of default. The intermediate holding company is therefore obligated to immediately repay all outstanding amounts under the bank credit facility in the event of a change in control.

     One of the events which constitutes a change of control under the indenture is the disposition of "all or substantially all" of the intermediate holding company's assets. The phrase "all or substantially all" has not been interpreted to represent a specific quantitative test under New York law, which governs the indenture. As a consequence, if holders of the 14% notes elect to require the intermediate holding company to purchase the 14% notes and the intermediate holding company chooses to contest such election, the intermediate holding company cannot be sure how a court interpreting New York law would interpret the phrase.

     The definition of change of control in the indenture is limited in scope. The provisions of the indenture may not afford you, as noteholders, the right to require the intermediate holding company to repurchase your 14% notes following a transaction which is not defined as a change of control, even if the transaction may adversely affect you as noteholders. Such transactions may include a highly leveraged transaction; various transactions with the intermediate holding company's management or affiliates; a reorganization, restructuring, merger or similar transaction involving the intermediate holding company; or an acquisition of the intermediate holding company by management or its affiliates. Any proposed highly leveraged transaction, whether or not constituting a change of control, would be required to comply with the other covenants in the indenture, including those described under "Limitations on Debt" and "Limitations on Liens."

  Asset Sales

     The intermediate holding company is required to make an offer to all holders to purchase 14% notes following the consummation of certain asset sales. See "Restrictive Covenants -- Limitations on Asset Sales" for a description of the circumstances under which such an offer to purchase must be made.

EVENTS OF DEFAULT

     The following are events of default under the indenture:

          1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 30 days;

          2. default in the payment of the principal of or premium, if any, on any note at its maturity or upon redemption or repurchase or a failure to redeem the 14% notes as required under the indenture;

          3. failure to perform or comply with the indenture provisions described under "Restrictive Covenants -- Limitations on Mergers or Sales of Assets;"

          4. default in the performance, or breach, of any other covenant contained in the indenture if the default or breach continues for 30 days after written notice is given to the intermediate holding company by the trustee or by the holders of at least 25% in aggregate principal amount of the 14% notes then outstanding;

          5. failure to perform any of the agreements in the indenture other than those set forth in the four preceding clauses and such failure continues for 60 days after written notice of such failure is received;

          6. either:

        - an event of default has occurred under any indenture or instrument evidencing an issue of debt of the intermediate holding company or a restricted subsidiary with an aggregate outstanding principal amount of at least $5.0 million, and the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise provided such acceleration is not rescinded or annulled within 10 days; or

        - a default has occurred in any payment of principal of, premium, if any, or interest when due of any such debt and such default has not been cured;

          7. any person entitled to take the actions described in this clause, after the occurrence of any event of default under any agreement or instrument evidencing any debt in excess of $5.0 million in the aggregate of the intermediate holding company or any restricted subsidiary that is secured by a lien on the property or assets of the intermediate holding company or its restricted subsidiaries:

        - commences proceedings; or

        - takes action to retain in satisfaction of any debt, or to collect on, seize, dispose of or apply in satisfaction of such debt, any assets of the intermediate holding company or any restricted subsidiary having a fair market value in excess of $5.0 million, pursuant to the terms of any agreement or instrument evidencing any such debt of the intermediate holding company or any restricted subsidiary or in accordance with applicable law;

          8. one or more final judgments or orders:

        - are rendered against the intermediate holding company or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $5.0 million;

        - are not discharged; and

        - 60 days elapse without a stay of enforcement being in effect for such judgment or order, by reason of a pending appeal or otherwise; or

          9. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the intermediate holding company or any restricted subsidiary.

     A default under clauses 4, 5 and 6 above is not an event of default until the trustee or holders of 25% of outstanding principal amount give notice and the default remains uncured. If an event of default specified in clauses 1 through 8 above occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 14% notes then outstanding may declare all payments on all of the outstanding 14% notes to be due and payable immediately. This includes the principal of, and accrued and unpaid interest on the 14% notes as of such date of declaration. The trustee must give a notice in writing to the intermediate holding company and the holders must give notice to the intermediate holding company and the trustee. Upon any such declaration of acceleration all amounts payable in respect of the 14% notes will become immediately due and payable. If an event of default specified in clause 9 above occurs, then all of the outstanding 14% notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of 14% notes.

     After a declaration of acceleration under the indenture, the holders of a majority in aggregate principal amount of the 14% notes then outstanding, by written notice to the intermediate holding company and the trustee, may rescind such declaration and its consequences if:

     - the recission would not conflict with any judgment or decree; and

     - all other events of default have been cured or waived other than the nonpayment of principal and interest which have become due because of acceleration.

     Rescinding a declaration of acceleration will not affect or impair the rights of the holders if another default occurs later.

     The holders of a majority in aggregate principal amount of the 14% notes then outstanding may waive any past defaults under the indenture, on behalf of the holders of all the 14% notes, except that they cannot waive a default:

     - in the payment of the principal amount of, or interest on any note; or

     - in respect of a covenant or provision which under the indenture requires unanimous consent for modification or waiver.

     If the trustee knows that a default or an event of default has occurred and is continuing, the trustee must mail a notice to each holder of the 14% notes within 90 days after it learns of such default. If the default or event of default does not involve non-payment, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determine that withholding notice is in the best interests of the noteholders.

     A noteholder may institute any proceeding with respect to the indenture or for any remedy under the indenture only if the holder has previously given the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the 14% notes then outstanding have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee:

     - has failed to institute such proceeding within 60 days; and

     - has not received contrary directions from a majority of the noteholders during such 60 day period.

     However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due.

RESTRICTIVE COVENANTS

     The indenture currently imposes the following restrictions on the intermediate holding company:

  Limitations on Debt

     The intermediate holding company or any restricted subsidiary may incur debt only if after the incurrence, the intermediate holding company's consolidated leverage ratio would be less than or equal to 6.0 to 1.0.

     Despite the limitation just described, the intermediate holding company may incur the following additional debt, known as permitted debt, and may permit its restricted subsidiaries to do so:

          1. debt in an amount not to exceed $20.0 million minus the lesser of

        - the aggregate principal amount of the 14% notes purchased, repaid or prepaid pursuant to the covenants regarding "Limitations on Asset Sales"; and

        - $10.0 million.

          2. debt represented by the 14% notes and the 9 1/2% notes;

          3. various types of subordinated intracompany debt;

          4. other debt of the intermediate holding company or any restricted subsidiary other than debt described in clauses 1, 2, 5 and 6 of this section that was outstanding on the date of the indenture;

          5. debt incurred to purchase inventory or equipment acquired or held by the intermediate holding company or its restricted subsidiaries;

          6. debt relating to bank overdrafts in the ordinary course of business, if such debt is extinguished within two business days of its incurrence; and

          7. renewals, extensions, substitutions, replacements or other refinancings of outstanding debt, so long as the amount, maturity, redemption provisions, seniority, subordination and other specified terms of the new debt meet criteria specified in the indenture.

  Limitations on Restricted Payments

     The intermediate holding company may not, directly or indirectly, take any of the following actions, which the intermediate holding company refers to collectively in this document as restricted payments, and may not permit any restricted subsidiary to do so:

     - declare or pay any dividend or other distribution on any shares of capital stock, other than

        - dividends or distributions payable solely in capital stock other than redeemable stock or in options, warrants or other rights to purchase capital stock; and

        - dividends or distributions by a restricted subsidiary payable to the intermediate holding company or another restricted subsidiary;

     - any payment on account of the purchase, redemption, retirement or other acquisition of:

        - any shares of such person's capital stock;

        - any option, warrant or other right to acquire shares of such person's capital stock; or

        - any shares of capital stack of an unrestricted subsidiary of such person or any option, warrant or right to acquire the same;

     - any defeasance, redemption, repurchase or other acquisition or retirement for value prior to the scheduled maturity of any debt subordinate to the 14% notes and having a maturity date after November 1, 2004; or

     - make any investment in any of the following:

        - any joint venture in which the intermediate holding company or its wholly owned subsidiaries hold in the aggregate a 50% or less interest;

        - any restricted subsidiary that is not a wholly owned subsidiary;

        - any restricted subsidiary that is subject to consensual restriction on the declaration or payment of dividends or similar distributions by the subsidiary to the intermediate holding company or its restricted subsidiaries other the restrictions found in the bank credit facility;

        - any unrestricted subsidiary; or

        - any holder of 5% or more of any class of capital stock of the intermediate holding company;

     unless at the time of, and immediately after giving effect to, the proposed action:

     - no default has occurred and is continuing;

     - the intermediate holding company could incur additional debt, other than permitted debt, under the "Limitations on Debt" covenant; and

     - the aggregate amount of all restricted payments of the types listed above, declared or made after the issue date of the 14% notes, does not exceed the sum of:

          - the difference between

           - 100% of the intermediate holding company's adjusted consolidated cash flow accrued for the period commencing with the fiscal quarter beginning January 1, 1995 and ending on the last day of the intermediate holding company's most recent fiscal quarter immediately prior to the date of such calculation, and

           - twice the amount of consolidated fixed charges accrued on a cumulative basis during the same period; plus

        - the total net proceeds, including the fair market value of property other than cash, received by the intermediate holding company from:

           - the issuance or sale, other than to a subsidiary, of its capital stock including capital stock issued upon conversion of or exchange for redeemable stock or securities other than capital stock;

           - a contribution to the common equity capital accounts of the intermediate holding company after the date of the indenture; and

           - warrants, options and rights to purchase its capital stock other than redeemable stock; plus

        - the portion attributable to the intermediate holding company based on its equity interest in a subsidiary of the fair market value of the net assets of an unrestricted subsidiary at the time such subsidiary becomes a restricted subsidiary.

     Despite the above limitations, the intermediate holding company and its restricted subsidiaries may do one or more of the following, collectively referred to in this document as permitted payments:

          1. pay any dividend within 60 days after it is declared, if on the day it is declared the payment would not have been prohibited by the provisions described above, provided such dividend is included in the amount of restricted payments made;

          2. repurchase, redeem, acquire or retire any shares of capital stock of the intermediate holding company, or any option, warrant, or other right to purchase shares of the intermediate holding company's capital stock in exchange for capital stock of the intermediate holding company, or out of the net cash proceeds of a substantially concurrent issuance and sale of capital stock of the intermediate holding company;

          3. purchase, redeem, acquire or retire subordinated debt in exchange for capital stock of the intermediate holding company, or out of the net cash proceeds of the issuance and sale of shares of capital stock of the intermediate holding company;

          4. purchase, redeem, acquire or retire subordinated debt out of the net cash proceeds of the incurrence or sale of subordinated debt of the intermediate holding company, so long as:

        - the new subordinated debt is subordinated to the 14% notes in right of payment to the same extent as the subordinated debt that is purchased, redeemed, acquired or retired; and

        - the new subordinated debt provides for no payments of principal by way of sinking fund, mandatory redemption, defeasance or otherwise prior to the maturity of the debt being replaced; and

        - the proceeds of such new subordinated debt are used for such purpose within 45 days of issuance;

          5. redeem the capital stock of a restricted subsidiary;

          6. repurchase shares of or options to purchase shares of Arch Wireless, Inc. from employees pursuant to an agreement with such employees, provided that the amount of such payments made in cash by Arch Wireless, Inc. in any fiscal year will not exceed the sum of;

        - $250,000; plus

        - the cash proceeds received by Arch Wireless, Inc. and contributed to the capital of the intermediate holding company during such fiscal year in connection with the reissuance of such capital stock to officers or employees of the intermediate holding company or its subsidiaries; plus

        - any of the $250,000 referenced above which was not used in the previous fiscal year.

 Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The intermediate holding company may not, and may not permit any restricted subsidiary to, create, assume or otherwise cause or suffer to exist or to become effective any consensual encumbrance or restriction on the ability of any restricted subsidiary to:

     - pay any dividends or make any other distributions on its capital stock;

     - pay any debt owed to the intermediate holding company or any restricted subsidiary;

     - make loans or advances to the intermediate holding company or any restricted subsidiary; or

     - transfer any of its property or assets to the intermediate holding company or any restricted subsidiary;

other than those encumbrances or restrictions under

     - the 14% notes;

     - customary non-assignment or sublease provisions of any lease governing a leasehold interest of the intermediate holding company or any restricted subsidiary;

     - any agreement or other instrument binding solely upon any one person at the time that person becomes a subsidiary of the intermediate holding company, if the encumbrances or restrictions were not incurred in anticipation of that person becoming a subsidiary of the intermediate holding company;

     - applicable law;

     - an agreement with respect to a restricted subsidiary entered into for the sale or disposition of all or substantially all of the capital stock or assets of such subsidiary pending the closing of such sale or disposition.

     Despite the above limitations, the intermediate holding company will be able to enter into any agreement permitted under the section entitled "Limitations on Liens" provided that the encumbrance or restriction in any such agreement is limited to the transfer of the property or assets which is subject to such agreement.

  Limitations on Dispositions of Assets

     The intermediate holding company may not engage in any asset disposition and will not permit any restricted subsidiary to do so, unless:

     - the consideration received by the intermediate holding company or the restricted subsidiary from the asset disposition equals or exceeds the fair market value of the assets sold, as determined by the board of directors of the intermediate holding company if the assets being disposed have a value in excess of $1.0 million, whose good faith determination will be conclusive; and

     - at least 80% of the consideration received by the intermediate holding company or the relevant restricted subsidiary from the asset sale consists of:

        - cash or cash equivalents; and/or

        - the assumption by the transferee of debt of the intermediate holding company that ranks equal in right of payment with the 14% notes, or any debt of a restricted subsidiary, and the release of the intermediate holding company or the restricted subsidiary from all liability on the debt that is assumed.

     If the intermediate holding company or any restricted subsidiary engages in an asset sale, the intermediate holding company must use the net cash proceeds of the asset disposition in excess of $2.0 million, within 90 days after the asset disposition, to:

     - make a permanent reduction of amounts outstanding under the bank credit facility; and

     - to the extent the net cash proceeds in excess of $2.0 million are not used pursuant to the previous clause, the intermediate holding company must make an offer to purchase the 14% notes.

     Despite the above limitations, the intermediate holding company may reinvest the net cash proceeds within 180 days of the asset sale in another asset or business in the same or similar line of business as the intermediate holding company or its restricted subsidiaries.

     If such reinvestment requires regulatory approval from a governmental body, the reinvestment must be completed within 360 days.

     If an asset sale results in the intermediate holding company having to make an offer to purchase the 14% notes, the intermediate holding company will, within 30 days, make an offer to purchase the maximum principal amount, expressed as a multiple of $1,000, of 14% notes that may be purchased with the excess proceeds. The intermediate holding company will extend the offer to all noteholders, on a pro rata basis, in accordance with the procedures set forth in the indenture. The offer price for each note will be payable in cash. The price will equal 100% of the principal amount of the note, plus accrued interest to the date the offer to purchase is completed. To the extent that the aggregate principal amount of 14% notes tendered in response to the intermediate holding company's offer to purchase is less than the excess proceeds, the intermediate holding company may use the remaining excess proceeds for other general corporate purposes. If the aggregate principal amount of 14% notes validly tendered and not withdrawn by their holders exceeds the excess proceeds, 14% notes to be purchased will be selected on a pro rata basis. No offer to purchase is required under this section if the net cash proceeds of such asset disposition are less than $5.0 million.

  Limitations on Mergers or Sales of Assets

     The intermediate holding company may not:

     - consolidate with or merge with or into any other person; or

     - convey, assign, transfer, lease or otherwise dispose of all of its properties and assets as an entirety to any person or persons;

unless:

     - either:

        - the intermediate holding company is the surviving corporation; or

        - the surviving entity formed by such consolidation or into which the intermediate holding company or a restricted subsidiary is merged or the person which acquires, by conveyance, transfer or lease, the properties and assets of the intermediate holding company or such restricted subsidiary substantially as an entirety

           - is a solvent corporation organized and validly existing under the laws of the United States of America, any state or the District of Columbia, and

           - expressly assumes, by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the intermediate holding company's obligation for the due and punctual payment of the principal, premium, if any, and interest on all the 14% notes and the performance and observance of every covenant of the indenture to be performed or observed on the part of the intermediate holding company;

     - immediately after giving effect to such transaction no default or event of default has occurred and is continuing; and

     - immediately after giving effect to such transaction, on a pro forma basis, the intermediate holding company, or the surviving entity has a consolidated leverage ratio of 6.0 to 1.

     The consolidated leverage ratio for the purpose of the above clause shall be determined on the basis of the combined consolidated leverage ratio of the surviving entity after giving effect to the transaction.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the intermediate holding company, shall be substituted for the intermediate holding company, and may exercise every right and power of the intermediate holding company under the indenture with the same effect as if the surviving entity had been named as the intermediate holding company in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the intermediate holding company pursuant to the indenture and the 14% notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Limitations on Transactions with Affiliates and Related Persons

     The intermediate holding company and its restricted subsidiaries may not enter into any transaction with any affiliate of the intermediate holding company other than the intermediate holding company or a wholly owned restricted subsidiary, unless:

     - the terms of the transaction or series of transactions are no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate; and

     - it is approved by a resolution adopted by a majority of the intermediate holding company's board of directors, including the approval of a majority of the disinterested directors. Any such transaction or series of transactions approved in this manner shall be conclusively deemed to be on terms no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in an arm's-length transaction.

This restriction will not apply, however, to:

     - transactions between the intermediate holding company or any of its restricted subsidiaries and any employee of the intermediate holding company or any of its restricted subsidiaries that are entered into in the ordinary course of business;

     - the payment of reasonable and customary regular fees and expenses to directors of the intermediate holding company;

     - any permitted payment; or

     - any restricted payment which is permitted under "Limitations on Restricted Payments."

  Limitations on Issuances and Sales of Capital Stock of Wholly Owned
Subsidiaries

     The intermediate holding company:

     - may not permit any restricted subsidiary to issue any capital stock, except to the intermediate holding company or a restricted subsidiary; and

     - may not permit any person other than the intermediate holding company or a restricted subsidiary to own any capital stock of any restricted subsidiary;

except that the intermediate holding company or any restricted subsidiary may issue and sell all, but not less than all, of the issued and outstanding capital stock of any restricted subsidiary owned by it in compliance with the other provisions of the indenture.

  Unrestricted Subsidiaries

     The intermediate holding company's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary so long as:

     - after such designation, there is no default under the indenture;

     - such designated subsidiary does not own capital stock of or hold any lien on the assets of the intermediate holding company or any restricted subsidiary;

     - such designated subsidiary does not become directly or indirectly liable with respect to a contractual obligation pursuant to which the other party to such contractual obligation has recourse to the property or assets of the intermediate holding company or its restricted subsidiaries.

     However, the intermediate holding company may not designate as an unrestricted subsidiary any subsidiary which is a subsidiary on the date of the indenture.

     The intermediate holding company's board of directors may designate any unrestricted subsidiary as a restricted subsidiary, but doing so will be deemed an incurrence of debt by a restricted subsidiary of any outstanding debt of such unrestricted subsidiary. The intermediate holding company's board of directors may only make the designation if:

     - such debt is permitted under the "Limitations on Debt" covenant; and

     - no default or event of default would be in existence following such designation.

     Any designation of an unrestricted subsidiary shall remain so until such time as:

     - the board of directors designates such subsidiary an as a restricted subsidiary;

     - the intermediate holding company or any restricted subsidiary becomes liable for any contractual obligation or debt of such unrestricted subsidiary; or

     - the intermediate holding company or any restricted subsidiary incurs any debt which could be accelerated by a default on any contractual obligation of the unrestricted subsidiary.

  Limitations on Liens

     The intermediate holding company may not incur any debt, and will not permit any restricted subsidiary to incur any debt, which is secured by a lien on the property, assets or any income or profits from the foregoing of the intermediate holding company or any restricted subsidiary unless all amounts due under the 14% notes are equally and ratably secured with the obligation or liability secured by such lien.

     Despite the limitations just described, the intermediate holding company and its restricted subsidiaries may incur the following liens, called permitted liens:

     - liens existing on the issuance date of the 14% notes, except for liens securing debt under the bank credit facility;

     - liens on property or assets of the intermediate holding company securing debt under or with respect to the bank credit facility;

     - liens on property or assets of a restricted subsidiary granted to the intermediate holding company securing debt of the restricted subsidiary owed to the intermediate holding company;

     - any interest or title of a lessor under any capital lease or operating lease;

     - liens securing debt incurred for the purpose of financing all or any part of the costs of acquiring assets, whether through merger, consolidation, purchase or otherwise, provided that such debt complies with the "Limitations on Debt" covenants;

     - liens arising from purchase money mortgages and purchase security interests incurred in the ordinary course of the business of the intermediate holding company;

     - statutory liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if the intermediate holding company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens on assets of any entity existing at the time such assets are acquired by the intermediate holding company or its restricted subsidiaries by merger, consolidation, purchase of assets or otherwise, provided such liens:

        - have been in existence for 180 days prior to acquisitions; and

        - do not extend to any other property of the intermediate holding company or its restricted subsidiaries;

     - liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     - rights of banks to set off deposits against debts owed to them;

     - other liens incidental to the conduct of the business of the intermediate holding company or any of its subsidiaries, or the ownership of their assets that do not materially detract from the value of the property subject to the liens;

     - liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts and other obligations of a similar nature incurred in the ordinary course of business, other than contracts for the payment of money;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which in the aggregate do not materially detract from the value of the assets of the intermediate holding company or its subsidiaries, or materially interfere with the operation of the business of the intermediate holding company and its subsidiaries, taken as a whole;

     - liens arising by reason of any judgment, unless the judgment it secures would constitute an event of default;

     - liens in addition to those set forth in the previous clauses securing debt not to exceed a total of $500,000 including attributable debt in connection with sale-leaseback transactions; and

     - any extension, renewal or replacement, in whole or in part, of any lien described in the previous 15 clauses if any such extension, renewal or replacement does not extend to any additional property or assets, is not more restrictive than the lien being extended, renewed or replaced, and is not increased to any amount greater than the outstanding debt.

  Limitations on Subsidiary Guarantees

     The intermediate holding company will not:

     - permit any restricted subsidiary to guarantee or secure through the granting of a lien the payment of any debt of the intermediate holding company other than debt under or with respect to the bank credit facility; or

     - pledge any intercompany notes representing obligations of any unrestricted subsidiaries to secure the payment of any debt of the intermediate holding company other than debt under or with respect to the bank credit facility;

     unless,

     - such restricted subsidiary executes a supplemental indenture which provides for its guarantee of the 14% notes, or

     - the holders of the 14% notes receive a security interest in the pledged asset or intercompany note.

  Other Covenants

     The indenture also requires the intermediate holding company to provide financial statements to the trustee.

AMENDMENTS AND WAIVERS

     The intermediate holding company and the trustee can modify and amend the indenture with the consent of holders of a majority of the principal amount of the 14% notes then outstanding. Every holder, however, must consent in order to:

     - reduce the amount of 14% notes whose holders must consent to an amendment to the indenture;

     - reduce the rate of or extend the time for payment on the 14% notes;

     - reduce the principal of or extend the stated maturity of any 14% notes;

     - reduce the premium payable upon the redemption of the 14% notes or change the time at which any 14% note may or shall be redeemed in accordance with the terms of the indenture;

     - make any 14% note payable in money other than that stated in the 14% notes;

     - impair the right of any holder to receive payment or principal or interest on such holder's 14% note when due or to institute suit for the enforcement of any such payment;

     - make any changes with respect to the waiver of past defaults, the rights of holders to receive payments or the provisions of the indenture requiring all holders to consent to amendments to certain provisions of the indenture.

     Except as described above, holders of a majority of the principal amount of the 14% notes then outstanding may waive compliance with restrictive covenants and provisions of the indenture.

IMPORTANT DEFINITIONS

     There are some defined terms used in the indenture. You should read the indenture for a full definition of all these terms, as well as other terms we have used but not defined in this prospectus.

     Adjusted consolidated cash flow of any person for any period means, the consolidated cash flow of such person for such period less the consolidated capital expenditures of such person for such period.

     Asset disposition means any sale, conveyance, transfer, lease or other disposition, including disposition by way of merger, consolidation or sale-leaseback transaction, of:

     - any assets of a person or its subsidiaries; or

     - any shares of capital stock of such person's subsidiaries;

The term asset disposition shall not include any transfer of properties or assets

     - that are governed by the provisions of the indenture described under "Limitations on Mergers or Sales of Assets,"

     - any permitted payment, or

     - any restricted payment permitted under the "Limitations on restricted payments" section.

     Asset sale means the sale or other disposition by the intermediate holding company or any of its subsidiaries other than a transfer to the intermediate holding company of its restricted subsidiaries of:

     - all or substantially all of the capital stock of any of the intermediate holding company's subsidiaries; or

     - all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries representing an operating unit of business.

     Attributable debt means, with respect to any sale-leaseback transaction, the present value of the obligations of the lessee of the property subject to such sale-leaseback transaction for rental payments during:

     - the remaining term of the lease, including any period for which the lease has been extended or may be extended at the option of the lessor; or

     - the period during which the lessee is not entitled to terminate the lease without penalty or upon payment of penalty, in which case the rental payments shall include the penalty.

     In calculating the present value of the rental payments, all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges shall be excluded. The present value should be discounted at the interest rate implicit in the lease compounded annually.

     Consolidated net income means, for any period, the net income of the intermediate holding company and its consolidated subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income by excluding:

     - the portion of net income or loss of any unrestricted subsidiary or other person except for the intermediate holding company or a restricted subsidiary, in which the intermediate holding company or any restricted subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the intermediate holding company or any restricted subsidiary in cash dividends or distributions by such person during such period; and

     - the net income of any person combined with the intermediate holding company or any restricted subsidiary attributable to any period prior to the date of combination;

     - the positive net income of any subsidiary to the extent such subsidiary is precluded from making any declaration or payment of dividends or other similar distributions to the intermediate holding company;

     - gains or losses attributable to asset sales not in the ordinary course of business;

     - cumulative effect of a change in accounting principles; and

     - positive net income of any unrestricted subsidiary except that the intermediate holding company's equity in the positive net income of such unrestricted subsidiary shall be included in consolidated net income up to the amount of cash distributed to the intermediate holding company as a dividend or distribution.

     Consolidated cash flow of any person means consolidated adjusted net income increased, without duplication, by the following, determined on a consolidated basis for such person and its consolidated subsidiaries in accordance with GAAP;

     - income taxes, plus

     - consolidated fixed charges, plus

     - depreciation and amortization expenses, plus

     - non-cash items reducing consolidated net income,

     less

     - non-cash items increasing consolidated net income.

Consolidated cash flow shall not include the items specified above to the extent attributable to an unrestricted subsidiary.

     Consolidated interest expense means, without duplication, the sum of

     - the aggregate interest expense in respect of debt including

        - amortization of original issue discount,

        - non-cash interest payments or accruals, and

        - all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers' acceptance financing.

     Consolidated leverage ratio means the ratio of:

     - the aggregate principal amount of debt of the intermediate holding company and its restricted subsidiaries on a consolidated basis outstanding on the most recently available quarterly or annual balance sheet; to

     - consolidated cash flow for the reference period.

     The debt of a person means, without duplication:

     - every obligation of that person for money borrowed;

     - every obligation of that person evidenced by bonds, debentures, 14% notes or other similar instruments;

     - every reimbursement obligation of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     - every obligation of that person issued or assumed as the deferred purchase price of property or services;

     - all obligations of that person as lessee under capitalized leases;

     - the attributable debt of every sale and leaseback transaction of that person;

     - the debt of others secured by a lien on any asset of that person whether or not such debt is assumed;

     - all redeemable stock of that person valued at the greater of its voluntary or involuntary liquidation preference; and

     - every guarantee by that person of an obligation of another person.

An obligation constitutes debt of a person whether recourse is to all or a portion of that person's assets. If recourse with respect to any debt is limited to an asset, the amount of such debt shall be limited to the fair market value of the asset which secures the debt. In no case will trade accounts payable and accrued liabilities arising in the ordinary course of business be considered debt for purposes of this definition.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Incur means to incur, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, or extension of maturity of, a debt.

     The net cash proceeds of any asset disposition are the proceeds of such sale in the form of cash, including payments in respect of deferred payment obligations when received in the form of cash, net of:

     - legal, title and recording tax expenses;

     - commissions and other fees and expenses related to the asset disposition;

     - provisions for all taxes payable as a result of the asset sale;

     - payments made to retire debt that is secured by the assets that are sold;

     - amounts required to be paid to any person other than the intermediate holding company or any restricted subsidiary owning a beneficial interest in the assets that are sold; and

     - appropriate amounts to be provided by the intermediate holding company or any restricted subsidiary as a reserve required in accordance with GAAP against any liabilities associated with the asset sale and retained by the seller after the asset sale, including liabilities under any indemnification obligations associated with the asset disposition.

                                                                         ANNEX H

                       TERMS OF THE 12 3/4% SENIOR NOTES

                                                                         ANNEX H

                DESCRIPTION OF OUTSTANDING 12 3/4% SENIOR NOTES

     The outstanding 12 3/4% notes that are proposed to be exchanged have the following rights and other terms at present. Proposed modifications to these rights and terms are described under "Proposed Amendments." See also "Risk Factors -- If you do not tender your notes or debentures, the notes or debentures that you retain may have substantially fewer rights than they now have and this may leave you unprotected in the future."

     The intermediate holding company has issued the 12 3/4% notes under an indenture, dated as of June 29, 1998, between it and U.S. Bank & Trust Company, as trustee. The terms of the 12 3/4% notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture. The summary does not restate the indenture in its entirety. The intermediate holding company urges you to read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the 12 3/4% notes. To obtain copies of the indenture, see "Where You Can Find Additional Information." The precise definitions of some of the terms used in the following summary are set forth below under "Important Definitions." All references to the "intermediate holding company" in this "Annex F" refer only to Arch Wireless Communications, Inc. and do not include its subsidiaries or its parent company.

     Arch Wireless Communications, Inc. is an intermediate holding company with no material assets except the stock of its subsidiaries. Because the operations of the intermediate holding company are conducted entirely through its subsidiaries, the intermediate holding company's cash flow and consequent ability to service its debt, including the 12 3/4% notes, depend upon the earnings of the subsidiaries and the distribution of those earnings to the intermediate holding company or upon loans or other payments of funds by the subsidiaries to the intermediate holding company. The intermediate holding company's subsidiaries and its parent company have no obligation, contingent or otherwise, to pay any amounts due on the 12 3/4% notes or to make any funds available for that purpose, whether by dividends, loans or other payments.

     At present, the following subsidiaries have been designated as unrestricted subsidiaries, as defined in the indenture: Benbow Investments, Inc., PageNet de Argentina S.A., PageNet Chile S.A., PageNet International N.V. (Netherlands) and Paging Network (U.K.), Limited. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the intermediate holding company's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, the intermediate holding company will be able to designate current or future subsidiaries as unrestricted subsidiaries. Unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The 12 3/4% notes that were outstanding at March 31, 2001 had an aggregate principal amount of $128.3 million and will mature on July 1, 2007. Interest on the 12 3/4% notes will accrue at the rate of 12 3/4% per year, payable in cash twice a year in arrears on each January 1 and July 1. Interest payments on the 12 3/4% notes began on January 1, 1999. The intermediate holding company will pay interest to the persons in whose names the 12 3/4% notes are registered at the close of business on the immediately preceding June 15 or December 15. Interest will initially accrue from June 29, 1998. After interest has been paid at least once, interest will continue to accrue from the date it was most recently paid or duly provided for. The intermediate holding company will compute interest on the basis of a 360-day year of twelve 30-day months. See "Material Federal Income Tax Considerations."

     The 12 3/4% notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal, interest and premium, if any, will be payable at the office or agency of the intermediate holding company maintained for that purpose and the 12 3/4% notes may be presented for transfer or exchange there also. Our office or agency for this purpose will be the principal corporate trust office of the trustee unless the intermediate holding company designates otherwise. At our option, the intermediate holding company may pay interest by check mailed to registered holders of the 12 3/4% notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the 12 3/4% notes. No service charge will be made for any exchange or registration of transfer of 12 3/4% notes, but the intermediate holding company may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SENIORITY; RANKING

     The 12 3/4% notes are senior unsecured obligations of the intermediate holding company, ranking equally in right of payment with all unsubordinated unsecured debt of the intermediate holding company and senior to all subordinated debt of the intermediate holding company. See "Important Definitions". The intermediate holding company's 9 1/2% senior notes and 14% senior notes are secured by a lien on some of the assets of the intermediate holding company's subsidiary, Arch Wireless Holdings, Inc., and its subsidiaries. The 12 3/4% notes do not have the benefit of this security. In addition, the 12 3/4% notes will be structurally subordinated to all liabilities of the intermediate holding company's subsidiaries, including trade payables, capitalized lease obligations and debt that may be incurred by the intermediate holding company's subsidiaries under their bank credit facility or other current or future financing arrangements. Any right of the intermediate holding company to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors. If the intermediate holding company is itself recognized as a creditor of the subsidiary, the intermediate holding company's claims would still be subject to any security interests in the assets of the subsidiary and to any liabilities of the subsidiary senior to the intermediate holding company's claims, and may otherwise be challenged in a liquidation or reorganization proceeding. At March 31, 2001, the 12 3/4% notes would have been structurally subordinated to approximately $1.29 billion of liabilities of the intermediate holding company's subsidiaries.

     In addition, the intermediate holding company's parent company will not have any obligation to pay any amounts due on the 12 3/4% notes or to make any funds available for that purpose.

     The 12 3/4% notes are not secured by any collateral.

OPTIONAL REDEMPTION

     The intermediate holding company may elect to redeem the 12 3/4% notes as a whole, or from time to time in part, at any time beginning July 1, 2003 on between 30 and 60 days' prior notice. The redemption prices will equal the following percentages of principal amount, plus accrued and unpaid interest to the redemption date:

                                                              REDEMPTION
REDEMPTION DATE                                                 PRICE
---------------                                               ----------
July 1, 2003 through June 30, 2004..........................   106.375%
July 1, 2004 through June 30, 2005..........................   104.250%
July 1, 2005 through June 30, 2006..........................   102.125%
July 1, 2006................................................   100.000%

     In addition, before July 1, 2001 the intermediate holding company may elect to redeem up to 35% of the original aggregate principal amount of the 12 3/4% notes at a redemption price equal to 112.75% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the day before redemption, if

     - the intermediate holding company pays the redemption price using the net proceeds of an equity offering; and the intermediate holding company makes payment within 75 days after the closing of the offering; and

     - immediately after giving effect to the redemption, 12 3/4% notes with an aggregate principal amount of at least $84.5 million remain outstanding.

SELECTION AND NOTICE

     If the intermediate holding company optionally redeems only part of the 12 3/4% notes at any time, the trustee will select 12 3/4% notes for redemption on a pro rata basis unless the 12 3/4% notes are listed on a national securities exchange. In that case, the trustee will follow the requirements of the principal national securities exchange on which the 12 3/4% notes are listed. However, 12 3/4% notes of $1,000 principal amount or less may be redeemed only as a whole and not in part. The intermediate holding company must mail notices of any optional redemption by first class mail between 30 and 60 days before the redemption date to each holder of 12 3/4% notes to be redeemed at its registered address. Notices of any optional redemption may not be made subject to conditions. If any note is to be redeemed in part only, the notice of optional redemption that relates to that note will state the portion of the principal amount to be redeemed. The intermediate holding company will cancel the original note and issue a new note in a principal amount equal to the unredeemed portion, registered in the name of the holder of the original note. 12 3/4% notes called for optional redemption become due on the date fixed for redemption. Beginning on the redemption date, interest will cease to accrue on 12 3/4% notes or portions of 12 3/4% notes called for redemption.

SINKING FUNDS

     The 12 3/4% notes do not have the benefit of any sinking fund obligations.

REPURCHASE OF 12 3/4% NOTES AT THE OPTION OF HOLDERS

  Change of Control

     If a change of control occurs at any time, then each holder of 12 3/4% notes will have the right to require the intermediate holding company to purchase all or any portion of its 12 3/4% notes, in whole multiples of $1,000, for cash at a purchase price equal to 101% of the principal amount of its 12 3/4% notes, plus accrued and unpaid interest to the date of purchase, pursuant to the offer described below and the other procedures required by the indenture.

     Change of control means the occurrence of any of the following events:

     - any person or group, as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, becomes the beneficial owner, directly or indirectly, of more than a majority of the voting power of all classes of voting stock of the intermediate holding company or its parent company; the term beneficial owner is as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time;

     - the intermediate holding company or its parent company consolidates with, or merges with or into, another person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the intermediate holding company or its parent company, in any such event pursuant to a transaction in which the outstanding voting stock of the intermediate holding company or its parent company is converted into or exchanged for cash, securities or other property, except any transaction where

        - the outstanding voting stock of the intermediate holding company or its parent company is not converted or exchanged at all, except to the extent necessary to reflect a change in the jurisdiction of incorporation, or is converted into or exchanged for

           - capital stock, other than disqualified stock, of the surviving or transferee person or

           - cash, securities or other property, other than capital stock described in the foregoing clause of the surviving or transferee person in an amount that could be paid as a restricted payment as described under the "Restricted Payments" covenant and immediately after such transaction, no person or group, as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, is the beneficial owner, as defined above, directly or indirectly, of more than a majority of the total outstanding voting stock of the surviving or transferee person;

     - during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of the intermediate holding company or its parent company, together with any new directors whose election to the board of directors, or whose nomination for election by the stockholders of the intermediate holding company or its parent company was approved by a vote of two thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors of the intermediate holding company or its parent company then in office; or

     - the intermediate holding company or its parent company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "Restrictive Covenants -- Limitations on Mergers or Sales of Assets" below.

     Within 30 days following any change of control, the intermediate holding company will notify the trustee and give written notice of the change of control to each holder of 12 3/4% notes by first class mail, postage prepaid, at its registered address. The notice must state, among other things:

     - the change of control purchase price;

     - the change of control purchase date, which will be a business day between 30 days and 60 days from the date the notice is mailed or any later date that is necessary to comply with requirements under the Exchange Act;

     - that any note not tendered will continue to accrue interest;

     - that any 12 3/4% notes accepted for payment pursuant to the change of control offer will cease to accrue interest after the change of control purchase date, unless the intermediate holding company default in the payment of the change of control purchase price; and

     - other procedures that a holder of 12 3/4% notes must follow to accept a change of control offer or to withdraw an acceptance once it has been made.

     If a change of control offer is made, there can be no assurance that the intermediate holding company will have available, or be able to obtain, funds sufficient to pay the change of control purchase price for all of the 12 3/4% notes that might be tendered by holders of the 12 3/4% notes seeking to accept the change of control offer. The bank credit facility will limit any purchases of the 12 3/4% notes by the intermediate holding company unless the indebtedness under the bank credit facility is fully repaid. The intermediate holding company cannot be sure that, after a change of control, the intermediate holding company will be able to obtain the necessary consents from the lenders under the bank credit facility or from any other debt holders to consummate a change of control offer. If the intermediate holding company fails to make or consummate the change of control offer or pay the change of control purchase price when due, an event of default would result under the indenture and the trustee and the holders of the 12 3/4% notes would then have the rights described under "Events of Default".

     In addition to our obligations under the indenture with respect to the 12 3/4% notes if a change of control occurs, the bank credit facility contain a provision defining what constitutes a change of control and designating it as an event of default which will obligate the intermediate holding company to immediately repay amounts outstanding under the bank credit facility.

     One of the events which constitutes a change of control under the indenture is the disposition of "all or substantially all" of our assets or the assets of our parent company. The phrase "all or substantially all" has not been interpreted to represent a specific quantitative test under New York law, which governs the indenture. As a consequence, if holders of the 12 3/4% notes elect to require the intermediate holding company to purchase the 12 3/4% notes and the intermediate holding company chooses to contest such election, the intermediate holding company cannot be sure how a court interpreting New York law would interpret the phrase.

     The definition of change of control in the indenture is limited in scope. The provisions of the indenture will not afford you, as noteholders, the right to require the intermediate holding company to repurchase your 12 3/4% notes following a transaction which is not defined as a change of control, even if the transaction may adversely affect you as noteholders. Such transactions may include a highly leveraged transaction; various transactions with our management or our affiliates; a reorganization, restructuring, merger or similar transaction involving our company; or an acquisition of our company by management or its affiliates. A transaction involving our management or its affiliates, or a transaction involving a recapitalization of our company, would result in a change of control only if it is the type of transaction specified in the definition above. Any proposed highly leveraged transaction, whether or not constituting a change of control, would be required to comply with the other covenants in the indenture, including those described under "Limitations on Debt" and "Limitations on Liens".

     In connection with a change of control offer, the Company must comply with the applicable tender offer rules under the Exchange Act, including Rule 14e-1, and any other applicable securities laws and regulations.

  Asset Sales

     The intermediate holding company is required to make an offer to all holders to purchase discount notes following the consummation of certain asset sales. See "Restrictive Covenants -- Limitations on Asset Sales" for a description of the circumstances under which such an offer to purchase must be made.

RESTRICTIVE COVENANTS

  Limitations on Restricted Payments

     The intermediate holding company will not, directly or indirectly, take any of the following actions and will not permit any restricted subsidiary to do so:

     - declare or pay any dividend on any shares of the capital stock of the intermediate holding company or any restricted subsidiary, or make any distribution to stockholders, other than:

        - dividends or distributions payable solely in qualified equity interests of the intermediate holding company; and

        - dividends or distributions by a restricted subsidiary payable to the intermediate holding company or another restricted subsidiary;

     - purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of capital stock of the intermediate holding company, any restricted subsidiary or any affiliate of the intermediate holding company, or any options, warrants or other rights to acquire shares of capital stock other than:

        - disqualified stock; or

        - capital stock owned by the intermediate holding company or any of its restricted subsidiaries;

     - make any principal payment on any subordinated debt, including disqualified stock;

     - make any loan, advance, capital contribution to or other investment in any affiliate of the intermediate holding company or guarantee any of any affiliate's obligations, except for a permitted investment; and

     - make any other investment in any person, other than a permitted investment;

unless at the time of, and immediately after giving effect to, the proposed action:

     - no default or event of default has occurred and is continuing;

     - the intermediate holding company could incur at least $1.00 of additional debt, other than permitted debt, in accordance with the provisions described under the "Limitations on Debt" covenant; and

     - the aggregate amount of all restricted payments of the types listed above, declared or made after the issue date of the 12 3/4% notes, does not exceed the sum of:

        - the excess of 100% of the aggregate consolidated cash flow of the intermediate holding company

           - measured on a cumulative basis during the period beginning on April 1, 1999 and ending on the last day of the intermediate holding company's most recent fiscal quarter for which internal financial statements are available ending before the date of the proposed restricted payment, and

           - excluding from consolidated cash flow for all purposes other than determining whether the intermediate holding company may make, or may permit a restricted subsidiary to, make investments in any person, the net income, but not the net loss, of any restricted subsidiary to the extent that the declaration or payment of dividends or similar distributions by such restricted subsidiary is restricted, directly or indirectly, except to the extent that such net income could be paid to the intermediate holding company or one of its restricted subsidiaries by loans, advances, intercompany transfers, principal repayments or otherwise,

        - over the product of 2.0 times consolidated interest expense accrued on a cumulative basis during the same period; plus

        - the aggregate net proceeds received by the intermediate holding company from the issuance or sale of qualified equity interests of the intermediate holding company,

           - other than issuances or sales to a restricted subsidiary, and

           - including the fair market value of property other than cash as determined by the intermediate holding company's board of directors, whose good faith determination will be conclusive; plus

        - the aggregate net proceeds received by the intermediate holding company from the issuance or sale of debt securities or disqualified stock that have been converted into or exchanged for qualified stock of the intermediate holding company,

           - other than issuances or sales to a restricted subsidiary, and

           - including the fair market value of property other than cash as determined by the intermediate holding company's board of directors, whose good faith determination will be conclusive,

           - together with the aggregate net cash proceeds received by the intermediate holding company at the time of such conversion or exchange; plus

        - without duplication, the lesser of

           - the net cash proceeds received by the intermediate holding company or a wholly owned restricted subsidiary upon the sale of any unrestricted subsidiary, or

           - the amount of the intermediate holding company's or such restricted subsidiary's investment in the unrestricted subsidiary that is sold.

The sum of all these amounts is referred to as the permitted amount of restricted payments.

     However, the intermediate holding company and its restricted subsidiaries may take any one or more of the following actions, whether singly or in combination:

          1. the payment of any dividend within 60 days after it is declared if on the day it is declared the payment would not have been prohibited by the provisions described above;

          2. the repurchase, redemption, defeasance or other acquisition or retirement for value of any shares of capital stock of the intermediate holding company, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale of qualified equity interests of the intermediate holding company, except for a sale to a restricted subsidiary;

          3. the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated debt in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale of shares of qualified stock of the intermediate holding company, except for a sale to a restricted subsidiary;

          4. the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated debt, plus the amount of any premium required to be paid in connection with the refinancing under the terms of the debt being refinanced or the amount of any premium reasonably determined by the intermediate holding company as necessary to accomplish the refinancing through a tender offer or privately negotiated repurchase, in exchange for, or out of the net cash proceeds of, a substantially concurrent incurrence or sale of subordinated debt of the intermediate holding company, except for a sale to a restricted subsidiary, so long as

        - the new subordinated debt is subordinated to the 12 3/4% notes to the same extent as the subordinated debt that is purchased, redeemed, acquired or retired;

        - the new subordinated debt has an average life longer than the average life of the 12 3/4% notes and a final stated maturity of principal later than the final stated maturity of the 12 3/4% notes; and

          5. payments, whether made in cash, property or securities, by the intermediate holding company or any subsidiary to any employee of the intermediate holding company or any subsidiary in connection with the issuance or redemption of stock of any such company pursuant to any employee stock option plan or board resolution to the extent that such payments do not exceed $500,000 in the aggregate during any fiscal year or $2.0 million in the aggregate during the term of the 12 3/4% notes;

          6. the repurchase of any subordinated debt at a purchase price that does not exceed 101% of its principal amount following a change of control in accordance with provisions similar to the "Repurchase at the Option of Holders -- Change of Control" covenant, if before the repurchase the intermediate holding company has made a change of control offer as provided in that covenant with respect to the 12 3/4% notes and has repurchased all 12 3/4% notes validly tendered for payment in connection with the change of control offer;

          7. investments in persons made with, or out of the net cash proceeds of a substantially concurrent issuance and sale of, shares of qualified stock of the intermediate holding company, except for a sale to a restricted subsidiary;

          8. investments which do not exceed $20.0 million in the aggregate in persons which have all or substantially all of their operations in the telecommunications business;

          9. payments to the intermediate holding company's parent company on or after September 14, 2001 to enable the parent company to pay when due accrued but unpaid interest on the parent company's 10 7/8% senior discount notes due 2008, if

        - such amounts are promptly used by the parent company to pay such interest; and

        - at the time of such payment and giving pro forma effect to such payment, the intermediate holding company's consolidated cash flow ratio would be less than 5.0 to 1.0;

          10. investments in Benbow PCS Ventures, Inc. of up to $50.0 million in the aggregate; and

          11. any other payment or payments of up to $5.0 million in the aggregate which would otherwise constitute a restricted payment.

     The restricted payments described in clauses 2, 3, 5, 6, 7, 8, 9, 10 and 11 above will reduce the permitted amount of restricted payments that would otherwise be available under the provisions summarized in the first paragraph of this section. The restricted payments described in clauses 1 and 4 above will not reduce the amount that would otherwise be available for restricted payments. The restricted payments described in clauses 5 through 11 above may only be made if no default or event of default has occurred and is continuing.

     For the purpose of making any calculations under the indenture,

     - an investment will include the fair market value of the net assets of any restricted subsidiary at the time that the restricted subsidiary is designated an unrestricted subsidiary and will, for the purpose of this covenant, exclude the fair market value of the net assets of any unrestricted subsidiary that is designated as a restricted subsidiary;

     - any property transferred to or from an unrestricted subsidiary will be valued at fair market value at the time of such transfer; provided that, in each case, the fair market value of an asset or property is as determined by the board of directors of the intermediate holding company in good faith; and

     - subject to the two previous clauses, the amount of any restricted payment not made in cash will be determined by the board of directors of the intermediate holding company, whose good faith determination will be conclusive.

     If the aggregate amount of all restricted payments calculated under these provisions includes an investment in an unrestricted subsidiary or other person that later becomes a restricted subsidiary, the investment will no longer be counted as a restricted payment for purposes of calculating the aggregate amount of restricted payments.

     If an investment resulted in the making of a restricted payment, the aggregate amount of all restricted payments calculated under these provisions will be reduced by the amount of any net reduction in that investment that results from the payment of interest or dividends, loan repayment, transfer of assets or otherwise, to the extent the net reduction is not included in the intermediate holding company's consolidated adjusted net income; provided that the aggregate amount of all restricted payments may not be reduced by more than the lesser of (1) the cash proceeds received by the intermediate holding company and its restricted subsidiaries in connection with the net reduction and (2) the initial amount of the investment.

     In computing the intermediate holding company's consolidated cash flow under this section,

     - the intermediate holding company may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the intermediate holding company for the remaining portion of the relevant period; and

     - the intermediate holding company will be permitted to rely in good faith on the financial statements and other financial data derived from its books and records that are available on the date of determination. If the intermediate holding company makes a restricted payment which, when made, would be permitted under the requirements of the indenture, in the good faith determination of the board of directors of the intermediate holding company that restricted payment will be deemed to have been made in compliance with the indenture even though later adjustments may be made in good faith to the intermediate holding company's financial statements affecting its consolidated adjusted net income for any period.

  Limitations on Debt

     The intermediate holding company will incur debt, and will permit any restricted subsidiary to do so, only if, at the time of the incurrence and after giving effect to the incurrence, the intermediate holding company's consolidated cash flow ratio would be less than 5.5 to 1.0.

     In making this calculation, there shall be excluded from debt for purposes of calculating the consolidated cash flow ratio all debt of the intermediate holding company and its restricted subsidiaries incurred pursuant to clause 1 of the definition of permitted debt which appears below, and pro forma effect will be given to

     - the incurrence of the debt to be incurred and the application of the net proceeds from the debt to refinance other debt; and

     - the acquisition by purchase, merger or otherwise or the disposition by sale, merger or otherwise of any company, entity or business acquired or disposed of by the intermediate holding company or its restricted subsidiaries since the first day of the most recent full fiscal quarter, as if such acquisition or disposition occurred at the beginning of the most recent full fiscal quarter.

     Despite the limitation just described, the intermediate holding company may incur the following additional debt, known as permitted debt, and may permit its restricted subsidiaries to do so:

          1. debt under the bank credit facility in an aggregate amount not to exceed $100.0 million at any one time outstanding, less any amounts by which the commitments under those facilities are permanently reduced pursuant to the provisions of those facilities as described under "Limitations on Asset Sales";

          2. other debt of the intermediate holding company or any restricted subsidiary outstanding on the date of the indenture;

          3. debt owed by the intermediate holding company to any wholly owned restricted subsidiary or owed by any wholly owned restricted subsidiary to the intermediate holding company or any other wholly owned restricted subsidiary, if such debt is held by the intermediate holding company or a wholly owned restricted subsidiary and any debt owed by the intermediate holding company is subordinated debt;

          4. debt represented by the 12 3/4% notes;

          5. debt incurred or incurable in respect of letters of credit, bankers' acceptances or similar facilities not to exceed $5.0 million at any one time outstanding;

          6. capital lease obligations whose attributable value does not exceed $5.0 million at any one time outstanding;

          7. debt of the intermediate holding company or any restricted subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including shares of capital stock;

          8. debt of the intermediate holding company or any restricted subsidiary, including trade letters of credit, in respect of purchase money obligations not to exceed $5.0 million at any time outstanding;

          9. debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, if such debt is extinguished within two business days of its incurrence; and

          10. any renewals, extensions, substitutions, replacements or other refinancings of any outstanding debt, other than debt incurred pursuant to clauses 1, 7 or 9 of this definition, including any successive refinancings, so long as

        - the principal amount of any such new debt does not exceed the principal amount being refinanced; or

     - if the debt being refinanced provides for less than its principal amount to be due and payable upon a declaration of acceleration, the principal does not exceed

        - such lesser amount so refinanced, plus

        - the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the debt refinanced or the amount of any premium reasonably determined by the intermediate holding company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus

        - the amount of reasonable expenses incurred by the intermediate holding company in connection with such refinancing;

     - in the case of any refinancing of subordinated debt, such new debt is made subordinate to the 12 3/4% notes at least to the same extent as the debt being refinanced;

     - in the case of any refinancing of the 12 3/4% notes or any debt that ranks equal in right of payment with the 12 3/4% notes, such new debt is made equal in right of payment or subordinated to the 12 3/4% notes; and

     - such refinancing debt:

        - does not have an average life less than the average life of the debt being refinanced;

        - does not have a final scheduled maturity earlier than the final scheduled maturity of the debt being refinanced; and

        - does not permit redemption at the option of the holder earlier than the earliest permissible date of redemption at the option of the holder of the debt being refinanced.

  Limitations on Liens

     The intermediate holding company will not incur any debt, and will not permit any restricted subsidiary to incur any debt, which is secured, directly or indirectly, with a lien on the property, assets or any income or profits from such property or assets of the intermediate holding company or any restricted subsidiary

     - except for permitted liens; or

     - unless at the same time, or earlier, the 12 3/4% notes, including all payments of principal, premium and interest are secured equally and ratably with or prior to the obligation or liability secured by the lien for so long as the obligation or liability is secured in that manner.

  Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The intermediate holding company will not, and will not permit any restricted subsidiary to, create, assume or otherwise cause or suffer to exist or to become effective any consensual encumbrance or restriction on the ability of any restricted subsidiary to:

     - pay any dividends or make any other distributions on its capital stock;

     - make payments in respect of any debt owed to the intermediate holding company or any restricted subsidiary;

     - make loans or advances to the intermediate holding company or any restricted subsidiary; or

     - transfer any of its property or assets to the intermediate holding company or any restricted subsidiary, other than:

     - those under the bank credit facility existing as of the date of issuance of the 12 3/4% notes;

     - those under other debt of the intermediate holding company, its parent company or any restricted subsidiary existing as of the date of issuance of the 12 3/4% notes;

     - those that may be contained in future agreements if they are no more restrictive than those referred to in the immediately preceding two clauses;

     - those required by the 12 3/4% notes;

     - customary non-assignment or sublease provisions of any lease governing a leasehold interest of the intermediate holding company or any restricted subsidiary;

     - consensual encumbrances or restrictions binding upon any person at the time that person becomes a subsidiary of the intermediate holding company, if the encumbrances or restrictions were not incurred in anticipation of that person becoming a subsidiary of the intermediate holding company;

     - encumbrances and restrictions imposed by applicable law; or

     - any restrictions with respect to a restricted subsidiary imposed by an agreement which has been entered into for the sale or disposition of all or substantially all of the capital stock or assets of that subsidiary pending the closing of the sale or disposition.

Nothing contained in this covenant shall prevent the intermediate holding company from entering into any agreement permitted by the "Liens" covenant, if the encumbrance or restriction in any such agreement is limited to the transfer of the property or assets which is subject to the agreement.

  Limitations on Asset Sales

     The intermediate holding company will not engage in any asset sale and will not permit any restricted subsidiary to do so, unless:

     - the consideration received by the intermediate holding company or the restricted subsidiary from the asset sale equals or exceeds the fair market value of the assets sold, as determined by the board of directors of the intermediate holding company, whose good faith determination will be conclusive;

     - at least 85% of the consideration received by the intermediate holding company or the relevant restricted subsidiary from the asset sale consists of

        - cash or cash equivalents; and/or

        - the assumption by the recipient of debt of the intermediate holding company that ranks equal in right of payment with the 12 3/4% notes, or any debt of a restricted subsidiary, and the release of the intermediate holding company or the restricted subsidiary from all liability on the debt that is assumed.

     If the intermediate holding company or any restricted subsidiary engages in an asset sale, the intermediate holding company may use the net cash proceeds of the asset sale, within 12 months after the asset sale, to:

     - make a permanent reduction of amounts outstanding under the bank credit facility or repay or prepay any then outstanding debt of the intermediate holding company that ranks equal in right of payment with the 12 3/4% notes, or any debt of a restricted subsidiary; or

     - invest, or enter into a legally binding agreement to invest, within 90 days, in

        - properties and assets to replace the properties and assets that were the subject of the asset sale, or

        - properties and assets that will be used in the telecommunications businesses of the intermediate holding company or its restricted subsidiaries.

If a legally binding agreement to invest net cash proceeds is terminated, then the intermediate holding company may, within 90 days of such termination or within 12 months of such asset sale, whichever is later, actually invest the net cash proceeds as provided in the first or second clause above. Before applying the net cash proceeds of an asset sale pursuant to the second clause above, the intermediate holding company may use the net cash proceeds to temporarily reduce borrowings under the bank credit facility. We refer to the amount of any net cash proceeds not used in the way described in this paragraph as excess proceeds.

     When the aggregate amount of excess proceeds exceeds $5.0 million, the intermediate holding company will make an offer to purchase the maximum principal amount of 12 3/4% notes that may be purchased with the excess proceeds. The intermediate holding company will extend the offer to all noteholders, on a pro rata basis, in accordance with the procedures set forth in the indenture. The offer price for each note will be payable in cash. The price will equal 100% of the principal amount of the note, plus accrued and unpaid interest to the date the offer to purchase is closed. To the extent that the aggregate principal amount of 12 3/4% notes tendered in response to our offer to purchase is less than the excess proceeds, the intermediate holding company may use the remaining excess proceeds for other general corporate purposes not prohibited by the indenture. If the aggregate principal amount of 12 3/4% notes validly tendered and not withdrawn by their holders exceeds the excess proceeds, 12 3/4% notes to be purchased will be selected on a pro rata basis. Upon completion of our offer to purchase, the amount of excess proceeds will be reset to zero.

  Limitations on Mergers or Sales of Assets

     The intermediate holding company will not:

     - consolidate with or merge with or into any other person; or

     - convey, transfer or lease its properties and assets as an entirety to any person or persons; or

     - permit any restricted subsidiary to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in the conveyance, transfer or lease of all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries on a consolidated basis to any person;

unless:

     either:

        - the intermediate holding company is the surviving corporation; or

        - the person formed by such consolidation or into which the intermediate holding company or a restricted subsidiary is merged or the person which acquires, by conveyance, transfer or lease, the properties and assets of the intermediate holding company or such restricted subsidiary substantially as an entirety:

           - is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state or the District of Columbia; and

           - expressly assumes, by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the intermediate holding company's obligation for the due and punctual payment of the principal, premium, if any, and interest on all the 12 3/4% notes and the performance and observance of every covenant of the indenture to be performed or observed on the part of the intermediate holding company;

     - immediately after giving effect to such transaction or series of transactions and treating any obligation of the intermediate holding company or a subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default has occurred and is continuing;

     - immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis, the intermediate holding company, or the surviving entity if the intermediate holding company is not the continuing obligor under the indenture, could incur at least $1.00 of additional debt, other than permitted debt, under the provisions of the "Limitations on Debt" covenant

        - on the assumption that the transaction or series of transactions occurred on the first day of the last full fiscal quarter immediately prior to the actual consummation of such transaction or series of transactions,

        - with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation; and

     - if any of the property or assets of the intermediate holding company or any of its restricted subsidiaries would become subject to any lien, the provisions of the "Liens" covenant are complied with.

     In connection with any such consolidation, merger, conveyance, transfer or lease, the intermediate holding company or the surviving entity shall deliver to the trustee, in form and substance reasonably satisfactory to the trustee, an officer's certificate, attaching the computations to demonstrate compliance with the third clause above, and an opinion of counsel, each stating that:

     - the consolidation, merger, conveyance, transfer or lease complies with the requirements of the covenant described under "Limitations on Mergers or Sales of Assets";

     - any supplemental indenture required in connection with such transaction complies with that covenant; and

     - all conditions precedent relating to such transaction provided for in that covenant have been complied with.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the intermediate holding company, shall be substituted for the intermediate holding company, and may exercise every right and power of the intermediate holding company under the indenture with the same effect as if the surviving entity had been named as the intermediate holding company in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the intermediate holding company pursuant to the indenture and the 12 3/4% notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Limitations on Transactions with Affiliates and Related Persons

     The intermediate holding company will not, and will not permit any restricted subsidiary to, directly or indirectly, enter into any transaction or series of transactions with any affiliate of the intermediate holding company or any related person other than the intermediate holding company or a wholly owned restricted subsidiary, unless:

     - the transaction or series of transactions is on terms no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate or a related person; and

     - if the transaction or series of transactions involves aggregate consideration in excess of $1.0 million, then such transaction or series of transactions is approved by a resolution adopted by a majority of the intermediate holding company's board of directors, including the approval of a majority of the disinterested directors. Any such transaction or series of transactions approved in that manner shall be conclusively deemed to be on terms no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in an arm's-length transaction.

     This restriction will not apply, however, to:

     - transactions between the intermediate holding company or any of its restricted subsidiaries and any employee of the intermediate holding company or any of its restricted subsidiaries that are entered into in the ordinary course of business;

     - the payment of reasonable and customary regular fees and expenses to directors of the intermediate holding company;

     - the making of indemnification, contribution or similar payments to any director or officer of the intermediate holding company or any restricted subsidiary under charter or by-law provisions, whether now in effect or subsequently amended, or any indemnification or similar agreement with any director or officer; or

     - the entering into of any such indemnification agreements with any current or future directors or officers of the intermediate holding company or any restricted subsidiary.

  Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The intermediate holding company:

     - will not permit any restricted subsidiary to issue any capital stock, except to the intermediate holding company or a restricted subsidiary; and

     - will not permit any person other than the intermediate holding company or a restricted subsidiary to own any capital stock of any restricted subsidiary;

     except that:

     - the intermediate holding company or any restricted subsidiary may issue and sell all, but not less than all, of the issued and outstanding capital stock of any restricted subsidiary owned by it in compliance with the other provisions of the indenture; or

     - the intermediate holding company may acquire less than all of the equity ownership or voting stock of a person that will be a subsidiary upon the consummation of the acquisition.

  Limitations on Subsidiary Guarantees

     The intermediate holding company will not:

     - permit any of its restricted subsidiaries, directly or indirectly, to guarantee or secure through the granting of liens the payment of any debt of the intermediate holding company, other than debt under or with respect to the bank credit facility and associated permitted liens; or

     - pledge any intercompany notes representing obligations of any of its restricted subsidiaries to secure the payment of any debt of the intermediate holding company, other than debt under or with respect to the bank credit facility and associated permitted liens, unless such subsidiary

        - executes a supplemental indenture evidencing its guarantee of the 12 3/4% notes; or

        - in the case of a grant of a security interest or the pledge of an intercompany note, the holders of the 12 3/4% notes receive a security interest in the intercompany note or in the asset to which such security interest relates; except that this provision will not apply to guarantees of, or liens granted to secure, the intermediate holding company's 9 1/2% notes and 14% notes if those guarantees or liens are required to be granted solely and as a direct result of the granting of guarantees or liens with respect to the bank credit facility.

  Unrestricted Subsidiaries

     The intermediate holding company's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary so long as:

     - neither the intermediate holding company nor any restricted subsidiary is directly or indirectly liable for any debt of such subsidiary;

     - no default with respect to any debt of such subsidiary would permit, upon notice, lapse of time or otherwise, any holder of any other debt of the intermediate holding company or any restricted subsidiary to declare a default on such other debt or cause the payment of such other debt to be accelerated or payable prior to its stated maturity;

     - any investment in such subsidiary made as a result of designating such subsidiary an unrestricted subsidiary will not violate the provisions of the "Restricted Payments" covenant;

     - every contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, between such subsidiary and the intermediate holding company or any restricted subsidiary is on terms that might be obtained at the time from persons who are not affiliates of the intermediate holding company; and

     - neither the intermediate holding company nor any restricted subsidiary has any obligation to subscribe for additional shares of capital stock or other equity interest in such subsidiary, or to maintain or preserve such subsidiary's financial condition or to cause such subsidiary to achieve certain levels of operating results.

However, the intermediate holding company may not designate as an unrestricted subsidiary any subsidiary which is a significant subsidiary on the date of the indenture, and may not sell, transfer or otherwise dispose of any properties or assets of any significant subsidiary to an unrestricted subsidiary, except in the ordinary course of business.

     The intermediate holding company's board of directors may designate any unrestricted subsidiary as a restricted subsidiary. However, such designation will be deemed to be an incurrence of debt by a restricted subsidiary of any outstanding debt of such unrestricted subsidiary and such designation will only be permitted if

     - such debt is permitted under the "Limitations on Debt" covenant, and

     - no default or event of default would be in existence following such designation.

EVENTS OF DEFAULT AND REMEDIES

     The following are events of default under the indenture:

          1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 30 days;

          2. default in the payment of the principal of or premium, if any, on any note at its maturity;

          3. failure to perform or comply with the indenture provisions described under "Repurchase of 12 3/4% Notes at the Option of Holders -- Change of Control" or "Restrictive Covenants -- Limitations on Mergers or Sales of Assets";

          4. default in the performance, or breach, of any covenant or agreement contained in the indenture, other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in "Events of Default", and if the default or breach continues for 60 days after written notice is given to the intermediate holding company by the trustee or to the intermediate holding company and the trustee by the holders of at least 25% in aggregate principal amount of the 12 3/4% notes then outstanding;

          5. either:

        - an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of debt of the intermediate holding company or a restricted subsidiary, other than Benbow Investments, Inc., for so long as the 9 1/2% notes and the 14% notes remain outstanding, if

           - the other issue has an aggregate outstanding principal amount of at least $5.0 million; and

           - the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise; or

        - a default has occurred in any payment when due at final maturity of any such debt;

          6. any person entitled to take the actions described in this clause, after the occurrence of any event of default under any agreement or instrument evidencing any debt in excess of $5.0 million in the aggregate of the intermediate holding company or any restricted subsidiary,

        - notifies the trustee of the intended sale or disposition of any assets of the intermediate holding company or any restricted subsidiary that have been pledged to or for the benefit of the person to secure the debt, or

        - commences proceedings, or takes action to retain in satisfaction of any debt, or to collect on, seize, dispose of or apply, any assets of the intermediate holding company or any restricted subsidiary, pursuant to the terms of any agreement or instrument evidencing any such debt of the intermediate holding company or any restricted subsidiary or in accordance with applicable law;

          7. one or more final judgments or orders

        - are rendered against the intermediate holding company or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $5.0 million;

        - are not discharged; and

        - 60 days elapse without a stay of enforcement being in effect for such judgment or order, by reason of a pending appeal or otherwise;

          8. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the intermediate holding company or any significant subsidiary; or

     If an event of default specified in clauses 1 through 7 above occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 12 3/4% notes then outstanding may declare all amounts payable on all of the outstanding 12 3/4% notes to be due and payable immediately. This includes principal, accrued and unpaid interest and premium, if any, as of such date of declaration. The trustee must give a notice in writing to the intermediate holding company and the holders must give notice to the intermediate holding company and the trustee. Upon any such declaration of acceleration all amounts payable in respect of the 12 3/4% notes will become immediately due and payable. If an event of default specified in clause 8 above occurs, then all of the outstanding 12 3/4% notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of 12 3/4% notes.

     After a declaration of acceleration under the indenture, the holders of a majority in aggregate principal amount of the 12 3/4% notes then outstanding, by written notice to the intermediate holding company and the trustee, may rescind such declaration and its consequences if:

     - a judgment or decree for payment of the money due has not been obtained by the trustee,

     - the intermediate holding company has paid or deposited with the trustee a sum sufficient to pay:

        - all overdue interest on all 12 3/4% notes,

        - any unpaid principal and premium, if any, which has become due on any outstanding 12 3/4% notes independently from such declaration of acceleration and interest on such amount at the rate borne by the 12 3/4% notes,

        - interest upon overdue interest and premium, if any, and overdue principal at the rate borne by the 12 3/4% notes to the extent that payment of such interest is lawful, and

        - all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

     - all events of default, other than the non-payment of amounts of principal, premium, or interest which became due solely because of such declaration of acceleration, have been cured or waived.

     Rescinding a declaration of acceleration will not affect or impair the rights of the holders if another default occurs later.

     The holders of a majority in aggregate principal amount of the 12 3/4% notes then outstanding may waive any past defaults under the indenture, on behalf of the holders of all the 12 3/4% notes, except that they cannot waive a default

     - in the payment of the principal, premium, or interest on any note, or

     - in respect of a covenant or provision which under the indenture requires unanimous consent for modification or waiver.

     If the trustee knows that a default or an event of default is continuing, the trustee must mail a notice to each holder of the 12 3/4% notes within 30 days after it first occurs, or if the trustee only learns of it later, promptly upon learning of it. If the default or event of default does not involve non-payment, the trustee may withhold the notice to the holders of the 12 3/4% notes if its board of directors, executive committee or a committee of its trust officers determines in good faith that withholding the notice is in the interest of the holders.

     A noteholder may institute any proceeding with respect to the indenture or for any remedy under the indenture only if the holder has previously given the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the 12 3/4% notes then outstanding have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee

     - has not received contrary directions from the holders of a majority in aggregate principal amount of the 12 3/4% notes then outstanding, and

     - has failed to institute such proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due.

     The intermediate holding company must furnish to the trustee annual statements as to its performance of its obligations under the indenture and as to any default in such performance. The intermediate holding company must also notify the trustee within five days of becoming aware of any default or event of default.

AMENDMENT, SUPPLEMENT AND WAIVER

     Modifications and amendments of the indenture may be made by the intermediate holding company and the trustee with the consent of the holders of a majority in aggregate principal amount of the 12 3/4% notes then outstanding, except that the consent of the holder of every outstanding note affected by the modification or change is required if the modification or amendment may:

     - change the stated maturity of the principal of any note, or any installment of interest on, any note, or reduce the principal amount of any note or the rate of interest on any note or any premium payable upon the redemption of any note, or change the place of payment, or the coin or currency of payment for amounts due under any note, or impair the right to institute suit for the enforcement of any payment after the stated maturity of such payment or, in the case of redemption, on or after the redemption date;

     - reduce the percentage in aggregate principal amount of the 12 3/4% notes then outstanding whose holders must consent to any such amendment or any waiver of compliance with specified provisions of the indenture or specified defaults and their consequences provided for under the indenture; or

     - modify any provisions relating to "Amendment, Supplement and Waiver" or the fourth full paragraph under "Events of Default" above, except to increase the percentage of outstanding 12 3/4% notes required to consent to such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of every outstanding note affected by the modification or waiver.

     The holders of a majority in aggregate principal amount of the 12 3/4% notes then outstanding may waive compliance with certain restrictive covenants and provisions of the indenture except as set forth above.

IMPORTANT DEFINITIONS

     There are certain defined terms used in the indenture. You should read the indenture for a full definition of all these terms, as well as other terms used in this prospectus for which no definition is provided in this prospectus:

     Acquired debt means debt of a person:

     - existing at the time the person is merged with or into the intermediate holding company or becomes a subsidiary;

     - assumed in connection with the acquisition of assets from the person; or

     - secured by a lien encumbering assets acquired from the person.

     Affiliate means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. For the purposes of this definition, control means the power to direct the management and policies of a person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

     Asset sale means any kind of transfer to any person, whether through sale, issuance, conveyance, transfer, lease or other disposition, including disposition by way of merger, consolidation or sale and leaseback transaction, directly or indirectly, in one transaction or a series of related transactions, of:

     - any capital stock of any restricted subsidiary;

     - all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries representing a division or line of business; or

     - any other properties or assets of the intermediate holding company or any restricted subsidiary, other than in the ordinary course of business.

     The term asset sale shall not include any transfer of properties or assets

     - that is governed by the provisions of the indenture described under "Limitations on Mergers or Sales of Assets",

     - between or among the intermediate holding company and its restricted subsidiaries,

     - constituting an investment in a telecommunications business, if permitted under the "Limitations on Restricted Payments" covenant,

     - representing obsolete or permanently retired equipment and facilities or

     - the gross proceeds of which, exclusive of indemnities, do not exceed $1.0 million for any particular item or $2.0 million in the aggregate for any fiscal year of the intermediate holding company.

     Attributable value means, with respect to any lease, the present value of the obligations of the lessee of the property subject to the lease for rental payments during the shorter of

     - the remaining term of the lease, including any period for which the lease has been extended or may be extended at the option of the lessor, or

     - the period during which the lessee is not entitled to terminate the lease without penalty or upon payment of penalty if on the date of determination it is the lessee's intention to terminate the lease when it becomes entitled to do so. If the first event to occur is the lessee's becoming eligible to terminate the lease upon payment of a penalty, the rental payments shall include the penalty. In calculating the present value of the rental payments, all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges shall be excluded. The present value should be discounted at the interest rate implicit in the lease, or, if not known, at the intermediate holding company's incremental borrowing rate.

     Average life means, with respect to amounts payable under any debt or disqualified stock,

     - the sum of the products of

        - the number of years from the date of determination to the date or dates of each principal payment, times

        - the amount of each such successive scheduled principal payment, divided by

     - the sum of all such principal payments.

     Bank credit facility means one or more credit or loan agreements or facilities, including revolving credit facilities or working capital facilities or term loans, whether now existing or created after the date of the indenture, with a bank or other financial institution or group of banks or other financial institutions, as such agreements or facilities may be amended, modified, supplemented, increased, restated or replaced from time to time, and includes without limitation the second amended and restated credit agreement (tranche A, tranche B and tranche C facilities), dated as of June 29, 1998, among a subsidiary of the intermediate holding company, various lenders and agents, and The Bank of New York, as administrative agent, together with all associated loan documents, as each such agreement and document may be amended, restated, supplemented, refinanced, increased or otherwise modified from time to time.

     Capital lease obligation means, with respect to any person, an obligation incurred in the ordinary course of business under or in connection with any capital lease of real or personal property which has been recorded as a capitalized lease in accordance with GAAP.

     Capital stock of any person means:

     - any and all shares, interests, partnership interests, participation, rights in or other equivalents, however designated, of such person's equity interest, however designated; and

     - any rights, other than debt securities convertible into capital stock, warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or issued after the date of the indenture.

     Consolidated adjusted net income means, for any period, the net income or net loss of the intermediate holding company and its restricted subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

     - any net after-tax extraordinary gains or losses, less all related fees and expenses;

     - any net after-tax gains or losses, less all related fees and expenses, attributable to asset sales;

     - the portion of net income or loss of any unrestricted subsidiary or other person except for the intermediate holding company or a restricted subsidiary, in which the intermediate holding company or any restricted subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the intermediate holding company or any restricted subsidiary in cash dividends or distributions by such person during such period; and

     - the net income or loss of any person combined with the intermediate holding company or any restricted subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination.

     Consolidated cash flow means consolidated adjusted net income increased, without duplication, by

     - consolidated interest expense, plus

     - consolidated income tax expense, plus

     - consolidated non-cash charges.

     Consolidated cash flow ratio means the ratio of:

     - the aggregate principal amount of debt of the intermediate holding company and its restricted subsidiaries on a consolidated basis outstanding as of the date of calculation; to

     - consolidated cash flow for the most recently ended full fiscal quarter multiplied by four.

     Consolidated income tax expense means the provision for federal, state, local and foreign income taxes of the intermediate holding company and its restricted subsidiaries as determined on a consolidated basis in accordance with GAAP.

     Consolidated interest expense means, without duplication, the sum of:

     - the amount which would be set forth opposite the caption "interest expense", or any like caption, on a consolidated statement of operations of the intermediate holding company and its restricted subsidiaries, in conformity with GAAP including,

        - amortization of debt discount,

        - the net cost of interest rate contracts including amortization of discounts,

        - the interest portion of any deferred payment obligation,

        - amortization of debt issuance costs,

        - the interest component of capital lease obligations of the intermediate holding company and its restricted subsidiaries, and

        - the portion of any rental obligation of the intermediate holding company and its restricted subsidiaries in respect of any sale and leaseback transaction allocable during such period to interest expense, determined as if it were treated as a capital lease obligation; plus

     - all interest on any debt of any other person guaranteed and paid by the intermediate holding company or any of its restricted subsidiaries.

Consolidated interest expense will not, however, include any gain or loss from extinguishment of debt, including write-off of debt issuance costs.

     Consolidated non-cash charges means, the aggregate depreciation, amortization and other non-cash expenses of the intermediate holding company and its restricted subsidiaries reducing consolidated adjusted net income, determined on a consolidated basis in accordance with GAAP, excluding any non-cash charge that requires an accrual of or reserve for cash charges for any future period.

     The debt of a person means, without duplication:

     - every obligation of that person for money borrowed;

     - every obligation of that person evidenced by bonds, debentures, notes or other similar instruments;

     - every reimbursement obligation of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     - every obligation of that person issued or assumed as the deferred purchase price of property or services;

     - the attributable value of every capital lease obligation and sale and leaseback transaction of that person;

     - all disqualified stock of that person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends; and

     - every guarantee by that person of an obligation of the type referred to in the previous six clauses, of another person and dividends of another person.

An obligation constitutes debt of a person whether recourse is to all or a portion of that person's assets, and whether or not contingent. For purposes of this definition, the "maximum fixed repurchase price" of any disqualified stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such disqualified stock as if such disqualified stock were repurchased on any date on which debt is required to be determined pursuant to the indenture, and if the price is based upon, or measured by, the fair market value of such disqualified stock, the fair market value will be determined in good faith by the board of directors of the issuer of such disqualified stock. In no case, however, will trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by a person be considered debt for purposes of this definition. The amount outstanding at any time of any debt issued with original issue discount is the aggregate principal amount of such debt, less the remaining unamortized portion of the original issue discount of such debt at such time, as determined in accordance with GAAP.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Disinterested director means, when the intermediate holding company's board of directors is required to deliver a resolution under the indenture regarding any transaction or series of transactions, a director who does not have any material direct or indirect financial interest in or with respect to the transaction or series of transactions, other than solely because of that director's ownership of capital stock or other securities of the intermediate holding company.

     Disqualified stock means any class or series of capital stock that:

     - is, or upon the happening of an event or passage of time would be, required to be redeemed before the final stated maturity of the 12 3/4% notes; or

     - is redeemable at the option of its holder at any time before final stated maturity of the 12 3/4% notes; or

     - is convertible into or exchangeable at the option of its holder for debt securities at any time before final stated maturity of the 12 3/4% notes,

either by its terms, by the terms of any security into which it is convertible or exchangeable at the option of the holder thereof or by contract or otherwise.

     Equity offering means an offering of equity securities of the intermediate holding company or its parent company for cash to persons other than the intermediate holding company or its subsidiaries.

     GAAP means generally accepted accounting principles in the United States, consistently applied, that are in effect on the date of the indenture.

     Government securities means direct obligations of the United States of America, obligations fully guaranteed by the United States of America, or participation in pools consisting solely of obligations of or obligations guaranteed by the United States of America, if:

     - the full faith and credit of the United States of America is pledged to back payment of the guarantee or obligations; and

     - the securities are not callable or redeemable at the option of their issuer.

     Guarantee means:

     - a guarantee, direct or indirect, in any manner, of any part or all of an obligation except by endorsement of negotiable instruments for collection in the ordinary course of business; and

     - an agreement, direct or indirect, contingent or otherwise, whose practical effect is to assure in any way the payment or performance of all or any part of an obligation or payment of damages in the event of non-performance, including the obligation to reimburse amounts drawn down under letters of credit securing such obligations.

     Incur means, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, a debt. However, the accrual of interest or the accretion of original issue discount shall not be considered an incurrence of debt.

     Investment means, directly or indirectly:

     - any advance, loan or capital contribution to any person, the purchase of any stock, bonds, notes, debentures or other securities of any person, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of any person, the guarantee of any obligation of, any person or the making of any investment in any person;

     - the designation of any restricted subsidiary as an unrestricted subsidiary; and

     - the transfer of any assets or properties from the intermediate holding company or a restricted subsidiary to any unrestricted subsidiary, other than the transfer of assets or properties in the ordinary course of business.

However, investments will not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     Lien means any mortgage, charge, pledge, statutory lien, other lien, privilege, security interest, hypothecation, assignment for security, claim, preference, priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. The interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement will be considered to be a lien on the assets sold or leased.

     Maturity means the date on which any principal of a note becomes due and payable as provided in the note or in the indenture, whether at the stated maturity of the principal of the note or by declaration of acceleration, call for redemption, purchase or otherwise.

     The net cash proceeds of any asset sale are the proceeds of such sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, or stock or other assets when disposed for cash or cash equivalents, except to the extent that such obligations are financed or sold by the intermediate holding company or any restricted subsidiary with recourse to the intermediate holding company or any restricted subsidiary, net of:

     - brokerage commissions, legal and investment banking fees and expenses and other fees and expenses related to the asset sale;

     - provisions for all taxes payable as a result of the asset sale;

     - payments made to retire debt that is secured by the assets that are sold;

     - amounts required to be paid to any person other than the intermediate holding company or any restricted subsidiary owning a beneficial interest in the assets that are sold; and

     - appropriate amounts to be provided by the intermediate holding company or any restricted subsidiary as a reserve required in accordance with GAAP against any liabilities associated with the asset sale and retained by the seller after the asset sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the asset sale.

     Permitted investments means any of the following:

     - investments in any evidence of debt consisting of government securities with a maturity of 180 days or less;

     - certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000;

     - commercial paper with a maturity of 180 days or less issued by a corporation that is not an affiliate of the intermediate holding company and is organized under the laws of any state of the United States or the District of Columbia and having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services;

     - investments by the intermediate holding company or any restricted subsidiary in another person, if as result of such investment the other person:

        - becomes a restricted subsidiary; or

        - is merged or consolidated with or into the intermediate holding company or a restricted subsidiary or transfers or conveys all or substantially all of its assets to, the intermediate holding company or a restricted subsidiary;

     - investments by the intermediate holding company or any restricted subsidiary in another person made pursuant to the terms of a definitive merger, stock purchase or similar agreement providing for a business combination transaction between the intermediate holding company or a restricted subsidiary and such person if:

          - within 365 days of the date of the investment, such other person, pursuant to the terms of such agreement, becomes a restricted subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the intermediate holding company or a restricted subsidiary; or

        - if the agreement is terminated before the transactions it contemplates are closed, the intermediate holding company or such restricted subsidiary liquidates such Investment within 365 days of such termination.

     - investments by the intermediate holding company or any of the restricted subsidiaries in one another;

     - investments in assets owned or used in the ordinary course of business;

     - investments in existence on June 3, 1999; and

     - promissory notes received as a result of asset sales permitted under the "Limitations on Asset Sales" covenant.

     Permitted liens means any of the following:

     - liens on property or assets of the intermediate holding company or a restricted subsidiary securing debt under or with respect to the bank credit facility or which are required to secure the intermediate holding company's 9 1/2% senior notes and 14% senior notes solely and as a direct result of the granting of liens with respect to the bank credit facility;

     - liens in existence on the issuance date of the 12 3/4% notes, except for liens securing debt under the bank credit facility existing on the issuance date of the 12 3/4% notes;

     - liens securing the 12 3/4% notes;

     - liens on property or assets of a restricted subsidiary securing debt of the restricted subsidiary other than guarantees with respect to debt of the intermediate holding company;

     - any interest or title of a lessor under any capital lease obligation or sale and leaseback transaction under which the intermediate holding company is lessee so long as the attributable value secured by the lien does not exceed the principal amount of debt permitted under the "Limitations on Debt" covenant;

     - liens securing acquired debt created before the incurrence of such debt by the intermediate holding company and not in connection with or in contemplation of incurring such debt if the lien does not extend to any property or assets of the intermediate holding company other than the assets acquired in connection with the incurrence of the acquired debt;

     - liens arising from purchase money mortgages and purchase security interests incurred in the ordinary course of the business of the intermediate holding company, if:

          - the related debt is not secured by any property or assets of the intermediate holding company other than the property and assets that are acquired; and

          - the lien securing the debt is created within 60 days of the acquisition;

     - statutory liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if the intermediate holding company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens for taxes, assessments, government charges or claims that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if the intermediate holding company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     - rights of banks to set off deposits against debts owed to them;

     - other liens incidental to the conduct of the business of the intermediate holding company or any of its subsidiaries, or the ownership of their assets that do not materially detract from the value of the property subject to the liens;

     - liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a similar nature incurred in the ordinary course of business, other than contracts for the payment of money;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the intermediate holding company and the restricted subsidiaries, taken as a whole, incurred in the ordinary course of business;

     - liens arising by reason of any judgment, decree or order of any court so long as such lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of the judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

     - any extension, renewal or replacement, in whole or in part, of any lien described in the previous 15 clauses if any such extension, renewal or replacement does not extend to any additional property or assets.

     Person means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a government.

     Property of any person means all types of real, personal, tangible, intangible or mixed property owned by that person whether or not included in the most recent consolidated balance sheet of that person under GAAP.

     Qualified equity interest means any qualified stock and all warrants, options or other rights to acquire qualified stock but excludes any debt security that is convertible into or exchangeable for capital stock.

     Qualified stock of any person means any and all capital stock of such person other than disqualified stock.

     Related person means any beneficial owner of 10% or more of the intermediate holding company's voting stock.

     Restricted subsidiary means any subsidiary other than an unrestricted subsidiary.

     Sale and leaseback transaction means any transaction or series of related transactions pursuant to which a person sells or transfers any property or asset in connection with the leasing of the property or asset to the seller or transferor or the resale of the property or asset against installment payments.

     Significant subsidiary means any restricted subsidiary that, together with its subsidiaries:

     - accounted for more than 10% of the consolidated revenues of the intermediate holding company and its restricted subsidiaries during the intermediate holding company's most recent fiscal year; or

     - as of the end of that fiscal year, was the owner of more than 10% of the consolidated assets of the intermediate holding company and its restricted subsidiaries, all as set forth on the most recently available consolidated financial statements of the intermediate holding company for that fiscal year.

     Stated maturity means

     - when used with respect to any note or any installment of interest on a note, the date specified in such note as the fixed date on which the principal of the note or such installment of interest is due and payable and

     - when used with respect to any other debt, means the date specified in the instrument governing the debt as the fixed date on which the principal of the debt or any installment of interest on the debt is due and payable.

     Subordinated debt means debt of the intermediate holding company that is subordinated in right of payment to the 12 3/4% notes.

     Subsidiary means a person if a majority of the equity ownership or voting stock of that person is owned, directly or indirectly, by the intermediate holding company and/or one or more other subsidiaries of the intermediate holding company.

     Unrestricted subsidiary means:

     - any subsidiary that is designated by the intermediate holding company's board of directors as an unrestricted subsidiary in accordance with the "Unrestricted Subsidiaries" covenant; and

     - any subsidiary of an unrestricted subsidiary.

     Voting stock means any class or classes of capital stock whose holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person, irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power if any contingency happens.

GOVERNING LAW

     The indenture and the 12 3/4% notes are governed by the laws of the State of New York, without regard to conflicts of laws principles recognized in New York, and are to be construed in accordance with those laws.

                                                                         ANNEX I

                       TERMS OF THE 13 3/4% SENIOR NOTES

                                                                         ANNEX I

                DESCRIPTION OF OUTSTANDING 13 3/4% SENIOR NOTES

     The outstanding 13 3/4% notes that are proposed to be exchanged have the following rights and other terms at present. Proposed modifications to these rights and terms are described under "Proposed Amendments," See also "Risk Factors -- If you do not tender your notes or debentures, the notes or debentures that you retain may have substantially fewer rights than they now have and this may leave you unprotected in the future."

     The intermediate holding company has issued the 13 3/4% notes under an indenture, dated as of April 9, 1999, between it and IBJ Whitehall Bank & Trust Company, as trustee. The terms of the 13 3/4% notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture. The summary does not restate the indenture in its entirety. The intermediate holding company urges you to read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the 13 3/4% notes. To obtain copies of the indenture, see "Where You Can Find Additional Information." The precise definitions of some of the terms used in the following summary are set forth below under "Important Definitions." All references to the "intermediate holding company" in this "Annex F" refer only to Arch Wireless Communications, Inc. and do not include its subsidiaries or its parent company.

     Arch Wireless Communications, Inc. is an intermediate holding company with no material assets except the stock of its subsidiaries. Because the operations of the intermediate holding company are conducted entirely through its subsidiaries, the intermediate holding company's cash flow and consequent ability to service its debt, including the 13 3/4% notes, depend upon the earnings of the subsidiaries and the distribution of those earnings to the intermediate holding company or upon loans or other payments of funds by the subsidiaries to the intermediate holding company. The intermediate holding company's subsidiaries and its parent company have no obligation, contingent or otherwise, to pay any amounts due on the 13 3/4% notes or to make any funds available for that purpose, whether by dividends, loans or other payments.

     At present, the following subsidiaries have been designated as unrestricted subsidiaries, as defined in the indenture: Benbow Investments, Inc., PageNet de Argentina S.A., PageNet Chile S.A., PageNet International N.V. (Netherlands) and Paging Network (U.K.), Limited. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the intermediate holding company's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, the intermediate holding company will be able to designate current or future subsidiaries as unrestricted subsidiaries. Unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The 13 3/4% notes that were outstanding at March 31, 2001 had an aggregate principal amount of $141.6 million and will mature on April 15, 2008. Interest on the 13 3/4% notes will accrue at the rate of 13 3/4% per year, payable in cash twice a year in arrears on each April 15 and October 15. Interest payments on the 13 3/4% notes began on October 15, 1999. The intermediate holding company will pay interest to the persons in whose names the 13 3/4% notes are registered at the close of business on the immediately preceding March 31 or September 30. Interest will initially accrue from April 9, 1999. After interest has been paid at least once, interest will continue to accrue from the date it was most recently paid or duly provided for. The intermediate holding company will compute interest on the basis of a 360-day year of twelve 30-day months. See "Material Federal Income Tax Considerations."

     The 13 3/4% notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal, interest and premium, if any, will be payable at the office or agency of the intermediate holding company maintained for that purpose and the 13 3/4% notes may be presented for transfer or exchange there also. Our office or agency for this purpose will be the principal corporate trust office of the trustee unless the intermediate holding company designates otherwise. At our option, the intermediate holding company may pay interest by check mailed to registered holders of the 13 3/4% notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the 13 3/4% notes. No service charge will be made for any exchange or registration of transfer of 13 3/4% notes, but the intermediate holding company may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SENIORITY; RANKING

     The 13 3/4% notes are senior unsecured obligations of the intermediate holding company, ranking equally in right of payment with all unsubordinated unsecured debt of the intermediate holding company and senior to all subordinated debt of the intermediate holding company. See "Important Definitions". The intermediate holding company's 9 1/2% senior notes and 14% senior notes are secured by a lien on some of the assets of the intermediate holding company's subsidiary, Arch Wireless Holdings, Inc., and its subsidiaries. The 13 3/4% notes do not have the benefit of this security. In addition, the 13 3/4% notes will be structurally subordinated to all liabilities of the intermediate holding company's subsidiaries, including trade payables, capitalized lease obligations and debt that may be incurred by the intermediate holding company's subsidiaries under their bank credit facility or other current or future financing arrangements. Any right of the intermediate holding company to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors. If the intermediate holding company is itself recognized as a creditor of the subsidiary, the intermediate holding company's claims would still be subject to any security interests in the assets of the subsidiary and to any liabilities of the subsidiary senior to the intermediate holding company's claims, and may otherwise be challenged in a liquidation or reorganization proceeding. At March 31, 2001, the 13 3/4% notes would have been structurally subordinated to approximately $1.29 billion of liabilities of the intermediate holding company's subsidiaries.

     In addition, the intermediate holding company's parent company will not have any obligation to pay any amounts due on the 13 3/4% notes or to make any funds available for that purpose.

     The 13 3/4% notes are not secured by any collateral.

OPTIONAL REDEMPTION

     The intermediate holding company may elect to redeem the 13 3/4% notes as a whole, or from time to time in part, at any time beginning April 15, 2004 on between 30 and 60 days' prior notice. The redemption prices will equal the following percentages of principal amount, plus accrued and unpaid interest to the redemption date:

                                                              REDEMPTION
REDEMPTION DATE                                                 PRICE
---------------                                               ----------
April 15, 2004 through April 14, 2005.......................   106.875%
April 15, 2005 through April 14, 2006.......................   104.583%
April 15, 2006 through April 14, 2007.......................   102.291%
April 15, 2007..............................................   100.000%

     In addition, before April 15, 2002 the intermediate holding company may elect to redeem up to 35% of the original aggregate principal amount of the 13 3/4% notes at a redemption price equal to 113.75% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the day before redemption, if

     - the intermediate holding company pays the redemption price using the net proceeds of an equity offering; and the intermediate holding company makes payment within 75 days after the closing of the offering; and

     - immediately after giving effect to the redemption, 13 3/4% notes with an aggregate principal amount of at least $95.6 million remain outstanding.

SELECTION AND NOTICE

     If the intermediate holding company optionally redeems only part of the 13 3/4% notes at any time, the trustee will select 13 3/4% notes for redemption on a pro rata basis unless the 13 3/4% notes are listed on a national securities exchange. In that case, the trustee will follow the requirements of the principal national securities exchange on which the 13 3/4% notes are listed. However, 13 3/4% notes of $1,000 principal amount or less may be redeemed only as a whole and not in part. The intermediate holding company must mail notices of any optional redemption by first class mail between 30 and 60 days before the redemption date to each holder of 13 3/4% notes to be redeemed at its registered address. Notices of any optional redemption may not be made subject to conditions. If any note is to be redeemed in part only, the notice of optional redemption that relates to that note will state the portion of the principal amount to be redeemed. The intermediate holding company will cancel the original note and issue a new note in a principal amount equal to the unredeemed portion, registered in the name of the holder of the original note. 13 3/4% notes called for optional redemption become due on the date fixed for redemption. Beginning on the redemption date, interest will cease to accrue on 13 3/4% notes or portions of 13 3/4% notes called for redemption.

SINKING FUNDS

     The 13 3/4% notes do not have the benefit of any sinking fund obligations.

REPURCHASE OF 13 3/4% NOTES AT THE OPTION OF HOLDERS

  Change of Control

     If a change of control occurs at any time, then each holder of 13 3/4% notes will have the right to require the intermediate holding company to purchase all or any portion of its 13 3/4% notes, in whole multiples of $1,000, for cash at a purchase price equal to 101% of the principal amount of its 13 3/4% notes, plus accrued and unpaid interest to the date of purchase, pursuant to the offer described below and the other procedures required by the indenture.

     Change of control means the occurrence of any of the following events:

     - any person or group, as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, becomes the beneficial owner, directly or indirectly, of more than a majority of the voting power of all classes of voting stock of the intermediate holding company or its parent company; the term beneficial owner is as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time;

     - the intermediate holding company or its parent company consolidates with, or merges with or into, another person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the intermediate holding company or its parent company, in any such event pursuant to a transaction in which the outstanding voting stock of the intermediate holding company or its parent company is converted into or exchanged for cash, securities or other property, except any transaction where

        - the outstanding voting stock of the intermediate holding company or its parent company is not converted or exchanged at all, except to the extent necessary to reflect a change in the jurisdiction of incorporation, or is converted into or exchanged for

           - capital stock, other than disqualified stock, of the surviving or transferee person or

           - cash, securities or other property, other than capital stock described in the foregoing clause of the surviving or transferee person in an amount that could be paid as a restricted payment as described under the "Restricted Payments" covenant and immediately after such transaction, no person or group, as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, is the beneficial owner, as defined above, directly or indirectly, of more than a majority of the total outstanding voting stock of the surviving or transferee person;

     - during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of the intermediate holding company or its parent company, together with any new directors whose election to the board of directors, or whose nomination for election by the stockholders of the intermediate holding company or its parent company was approved by a vote of two thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the board of directors of the intermediate holding company or its parent company then in office; or

     - the intermediate holding company or its parent company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "Limitations on Mergers or Sales of Assets" below.

     Within 30 days following any change of control, the intermediate holding company will notify the trustee and give written notice of the change of control to each holder of 13 3/4% notes by first class mail, postage prepaid, at its registered address. The notice must state, among other things:

     - the change of control purchase price;

     - the change of control purchase date, which will be a business day between 30 days and 60 days from the date the notice is mailed or any later date that is necessary to comply with requirements under the Exchange Act;

     - that any note not tendered will continue to accrue interest;

     - that any 13 3/4% notes accepted for payment pursuant to the change of control offer will cease to accrue interest after the change of control purchase date, unless the intermediate holding company default in the payment of the change of control purchase price; and

     - other procedures that a holder of 13 3/4% notes must follow to accept a change of control offer or to withdraw an acceptance once it has been made.

     If a change of control offer is made, there can be no assurance that the intermediate holding company will have available, or be able to obtain, funds sufficient to pay the change of control purchase price for all of the 13 3/4% notes that might be tendered by holders of the 13 3/4% notes seeking to accept the change of control offer. The bank credit facility will limit any purchases of the 13 3/4% notes by the intermediate holding company unless the indebtedness under the bank credit facility is fully repaid. The intermediate holding company cannot be sure that, after a change of control, the intermediate holding company will be able to obtain the necessary consents from the lenders under the bank credit facility or from any other debt holders to consummate a change of control offer. If the intermediate holding company fails to make or consummate the change of control offer or pay the change of control purchase price when due, an event of default would result under the indenture and the trustee and the holders of the 13 3/4% notes would then have the rights described under "Events of Default".

     In addition to our obligations under the indenture with respect to the 13 3/4% notes, if a change of control occurs, the bank credit facility contain a provision defining what constitutes a change of control and designating it as an event of default which will obligate the intermediate holding company to immediately repay amounts outstanding under the bank credit facility.

     One of the events which constitutes a change of control under the indenture is the disposition of "all or substantially all" of our assets or the assets of our parent company. The phrase "all or substantially all" has not been interpreted to represent a specific quantitative test under New York law, which governs the indenture. As a consequence, if holders of the 13 3/4% notes elect to require the intermediate holding company to purchase the 13 3/4% notes and the intermediate holding company chooses to contest such election, the intermediate holding company cannot be sure how a court interpreting New York law would interpret the phrase.

     The definition of change of control in the indenture is limited in scope. The provisions of the indenture will not afford you, as noteholders, the right to require the intermediate holding company to repurchase your 13 3/4% notes following a transaction which is not defined as a change of control, even if the transaction may adversely affect you as noteholders. Such transactions may include a highly leveraged transaction; various transactions with our management or our affiliates; a reorganization, restructuring, merger or similar transaction involving our company; or an acquisition of our company by management or its affiliates. A transaction involving our management or its affiliates, or a transaction involving a recapitalization of our company, would result in a change of control only if it is the type of transaction specified in the definition above. Any proposed highly leveraged transaction, whether or not constituting a change of control, would be required to comply with the other covenants in the indenture, including those described under "Limitation on Debt" and "Limitations on Liens".

     In connection with a change of control offer, the Company must comply with the applicable tender offer rules under the Exchange Act, including Rule 14e-1, and any other applicable securities laws and regulations.

  Asset Sales

     The intermediate holding company is required to make an offer to all holders to purchase discount notes following the consummation of certain asset sales. See "Restrictive Covenants -- Limitations on Asset Sales" for a description of the circumstances under which such an offer to purchase must be made.

  Special Offer to Purchase

     If at any time before the release date, as defined under "Restrictive Covenants -- Limitations of Certain Covenants", occurs,

     - the intermediate holding company does not have qualified public debt outstanding, or

     - the intermediate holding company seeks a qualified waiver, as defined,

then, before the date on which there is no longer any qualified public debt outstanding or the qualified waiver becomes effective, the intermediate holding company must complete a special offer to purchase any and all outstanding
13 3/4% notes. The cash redemption price will depend on the date of purchase:

     - Before April 15, 2004, the redemption price will be 100% of the principal amount of the note plus premium and accrued and unpaid interest to the date of purchase.

     - After April 15, 2004, the redemption price will be the same as the optional redemption price then in effect for optional redemptions of 13 3/4% notes as described under "Optional Redemption".

RESTRICTIVE COVENANTS

  Limitations on Restricted Payments

     The intermediate holding company will not, directly or indirectly, take any of the following actions and will not permit any restricted subsidiary to do so:

     - declare or pay any dividend on any shares of the capital stock of the intermediate holding company or any restricted subsidiary, or make any distribution to stockholders, other than:

        - dividends or distributions payable solely in qualified equity interests of the intermediate holding company; and

        - dividends or distributions by a restricted subsidiary payable to the intermediate holding company or another restricted subsidiary;

     - purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of capital stock of the intermediate holding company, any restricted subsidiary or any affiliate of the intermediate holding company, or any options, warrants or other rights to acquire shares of capital stock other than:

        - disqualified stock; or

        - capital stock owned by the intermediate holding company or any of its restricted subsidiaries;

     - make any principal payment on any subordinated debt, including disqualified stock;

     - make any loan, advance, capital contribution to or other investment in any affiliate of the intermediate holding company or guarantee any of any affiliate's obligations, except for a permitted investment; and

     - make any other investment in any person, other than a permitted investment;

unless at the time of, and immediately after giving effect to, the proposed action:

     - no default or event of default has occurred and is continuing;

     - the intermediate holding company could incur at least $1.00 of additional debt, other than permitted debt, in accordance with the provisions described under the "Limitations on Debt" covenant; and

     - the aggregate amount of all restricted payments of the types listed above, declared or made after the issue date of the 13 3/4% notes, does not exceed the sum of:

        - the excess of 100% of the aggregate consolidated cash flow of the intermediate holding company

           - measured on a cumulative basis during the period beginning on April 1, 1999 and ending on the last day of the intermediate holding company's most recent fiscal quarter for which internal financial statements are available ending before the date of the proposed restricted payment, and

           - excluding from consolidated cash flow for all purposes other than determining whether the intermediate holding company may make, or may permit a restricted subsidiary to, make investments in any person, the net income, but not the net loss, of any restricted subsidiary to the extent that the declaration or payment of dividends or similar distributions by such restricted subsidiary is restricted, directly or indirectly, except to the extent that such net income could be paid to the intermediate holding company or one of its restricted subsidiaries by loans, advances, intercompany transfers, principal repayments or otherwise,

        - over the product of 2.0 times consolidated interest expense accrued on a cumulative basis during the same period; plus

        - the aggregate net proceeds received by the intermediate holding company from the issuance or sale of qualified equity interests of the intermediate holding company,

           - other than issuances or sales to a restricted subsidiary, and

           - including the fair market value of property other than cash as determined by the intermediate holding company's board of directors, whose good faith determination will be conclusive; plus

     - the aggregate net proceeds received by the intermediate holding company from the issuance or sale of debt securities or disqualified stock that have been converted into or exchanged for qualified stock of the intermediate holding company,

        - other than issuances or sales to a restricted subsidiary, and

        - including the fair market value of property other than cash as determined by the intermediate holding company's board of directors, whose good faith determination will be conclusive,

        - together with the aggregate net cash proceeds received by the intermediate holding company at the time of such conversion or exchange; plus

     - without duplication, the lesser of

        - the net cash proceeds received by the intermediate holding company or a wholly owned restricted subsidiary upon the sale of any unrestricted subsidiary, or

        - the amount of the intermediate holding company's or such restricted subsidiary's investment in the unrestricted subsidiary that is sold.

The sum of all these amounts is referred to as the permitted amount of restricted payments.

     However, the intermediate holding company and its restricted subsidiaries may take any one or more of the following actions, whether singly or in combination:

          1. the payment of any dividend within 60 days after it is declared if on the day it is declared the payment would not have been prohibited by the provisions described above;

          2. the repurchase, redemption, defeasance or other acquisition or retirement for value of any shares of capital stock of the intermediate holding company, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale of qualified equity interests of the intermediate holding company, except for a sale to a restricted subsidiary;

          3. the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated debt in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale of shares of qualified stock of the intermediate holding company, except for a sale to a restricted subsidiary;

          4. the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated debt, plus the amount of any premium required to be paid in connection with the refinancing under the terms of the debt being refinanced or the amount of any premium reasonably determined by the intermediate holding company as necessary to accomplish the refinancing through a tender offer or privately negotiated repurchase, in exchange for, or out of the net cash proceeds of, a substantially concurrent incurrence or sale of subordinated debt of the intermediate holding company, except for a sale to a restricted subsidiary, so long as

        - the new subordinated debt is subordinated to the 13 3/4% notes to the same extent as the subordinated debt that is purchased, redeemed, acquired or retired;

        - the new subordinated debt has an average life longer than the average life of the 13 3/4% notes and a final stated maturity of principal later than the final stated maturity of the 13 3/4% notes; and

          5. payments, whether made in cash, property or securities, by the intermediate holding company or any subsidiary to any employee of the intermediate holding company or any subsidiary in connection with the issuance or redemption of stock of any such company pursuant to any employee stock option plan or board resolution to the extent that such payments do not exceed $500,000 in the aggregate during any fiscal year or $2.0 million in the aggregate during the term of the 13 3/4% notes;

          6. the repurchase of any subordinated debt at a purchase price that does not exceed 101% of its principal amount following a change of control in accordance with provisions similar to the "Repurchase at the Option of Holders -- Change of Control" covenant, if before the repurchase the intermediate holding company has made a change of control offer as provided in that covenant with respect to the 13 3/4% notes and has repurchased all 13 3/4% notes validly tendered for payment in connection with the change of control offer;

          7. investments in persons made with, or out of the net cash proceeds of a substantially concurrent issuance and sale of, shares of qualified stock of the intermediate holding company, except for a sale to a restricted subsidiary;

          8. investments which do not exceed $20.0 million in the aggregate in persons which have all or substantially all of their operations in the telecommunications business;

          9. payments to the intermediate holding company's parent company on or after September 14, 2001 to enable the parent company to pay when due accrued but unpaid interest on the parent company's 10 7/8% senior discount notes due 2008, if

        - such amounts are promptly used by the parent company to pay such interest; and

        - at the time of such payment and giving pro forma effect to such payment, the intermediate holding company's consolidated cash flow ratio would be less than 5.0 to 1.0;

          10. investments in Benbow PCS Ventures, Inc. of up to $50.0 million in the aggregate; and

          11. any other payment or payments of up to $5.0 million in the aggregate which would otherwise constitute a restricted payment.

     The restricted payments described in clauses 2, 3, 5, 6, 7, 8, 9, 10 and 11 above will reduce the permitted amount of restricted payments that would otherwise be available under the provisions summarized in the first paragraph of this section. The restricted payments described in clauses 1 and 4 above will not reduce the amount that would otherwise be available for restricted payments. The restricted payments described in clauses 5 through 11 above may only be made if no default or event of default has occurred and is continuing.

     For the purpose of making any calculations under the indenture,

     - an investment will include the fair market value of the net assets of any restricted subsidiary at the time that the restricted subsidiary is designated an unrestricted subsidiary and will, for the purpose of this covenant, exclude the fair market value of the net assets of any unrestricted subsidiary that is designated as a restricted subsidiary;

     - any property transferred to or from an unrestricted subsidiary will be valued at fair market value at the time of such transfer; provided that, in each case, the fair market value of an asset or property is as determined by the board of directors of the intermediate holding company in good faith; and

     - subject to the two previous clauses, the amount of any restricted payment not made in cash will be determined by the board of directors of the intermediate holding company, whose good faith determination will be conclusive.

     If the aggregate amount of all restricted payments calculated under these provisions includes an investment in an unrestricted subsidiary or other person that later becomes a restricted subsidiary, the investment will no longer be counted as a restricted payment for purposes of calculating the aggregate amount of restricted payments.

     If an investment resulted in the making of a restricted payment, the aggregate amount of all restricted payments calculated under these provisions will be reduced by the amount of any net reduction in that investment that results from the payment of interest or dividends, loan repayment, transfer of assets or otherwise, to the extent the net reduction is not included in the intermediate holding company's consolidated adjusted net income; provided that the aggregate amount of all restricted payments may not be reduced by more than the lesser of (1) the cash proceeds received by the intermediate holding company and its restricted subsidiaries in connection with the net reduction and (2) the initial amount of the investment.

     In computing the intermediate holding company's consolidated cash flow under this section,

     - the intermediate holding company may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the intermediate holding company for the remaining portion of the relevant period; and

     - the intermediate holding company will be permitted to rely in good faith on the financial statements and other financial data derived from its books and records that are available on the date of determination. If the intermediate holding company makes a restricted payment which, when made, would be permitted under the requirements of the indenture, in the good faith determination of the board of directors of the intermediate holding company that restricted payment will be deemed to have been made in compliance with the indenture even though later adjustments may be made in good faith to the intermediate holding company's financial statements affecting its consolidated adjusted net income for any period.

  Limitations on Debt

     The intermediate holding company will incur debt, and will permit any restricted subsidiary to do so, only if, at the time of the incurrence and after giving effect to the incurrence, the intermediate holding company's consolidated cash flow ratio would be less than 5.5 to 1.0.

     In making this calculation, there shall be excluded from debt for purposes of calculating the consolidated cash flow ratio all debt of the intermediate holding company and its restricted subsidiaries incurred pursuant to clause 1 of the definition of permitted debt which appears below, and pro forma effect will be given to

     - the incurrence of the debt to be incurred and the application of the net proceeds from the debt to refinance other debt; and

     - the acquisition by purchase, merger or otherwise or the disposition by sale, merger or otherwise of any company, entity or business acquired or disposed of by the intermediate holding company or its restricted subsidiaries since the first day of the most recent full fiscal quarter, as if such acquisition or disposition occurred at the beginning of the most recent full fiscal quarter.

     Despite the limitation just described, the intermediate holding company may incur the following additional debt, known as permitted debt, and may permit its restricted subsidiaries to do so:

          1. debt under the bank credit facility in an aggregate amount not to exceed $100.0 million at any one time outstanding, less any amounts by which the commitments under those facilities are permanently reduced pursuant to the provisions of those facilities as described under "Limitations on Asset Sales";

          2. other debt of the intermediate holding company or any restricted subsidiary outstanding on the date of the indenture;

          3. debt owed by the intermediate holding company to any wholly owned restricted subsidiary or owed by any wholly owned restricted subsidiary to the intermediate holding company or any other wholly owned restricted subsidiary, if such debt is held by the intermediate holding company or a wholly owned restricted subsidiary and any debt owed by the intermediate holding company is subordinated debt;

          4. debt represented by the 13 3/4% notes;

          5. debt incurred or incurable in respect of letters of credit, bankers' acceptances or similar facilities not to exceed $5.0 million at any one time outstanding;

          6. capital lease obligations whose attributable value does not exceed $5.0 million at any one time outstanding;

          7. debt of the intermediate holding company or any restricted subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including shares of capital stock;

          8. debt of the intermediate holding company or any restricted subsidiary, including trade letters of credit, in respect of purchase money obligations not to exceed $5.0 million at any time outstanding;

          9. debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, if such debt is extinguished within two business days of its incurrence; and

          10. any renewals, extensions, substitutions, replacements or other refinancings of any outstanding debt, other than debt incurred pursuant to clauses 1, 7 or 9 of this definition, including any successive refinancings, so long as

        - the principal amount of any such new debt does not exceed the principal amount being refinanced; or

        - if the debt being refinanced provides for less than its principal amount to be due and payable upon a declaration of acceleration, the principal does not exceed

           - such lesser amount so refinanced, plus

           - the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the debt refinanced or the amount of any premium reasonably determined by the intermediate holding company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus

           - the amount of reasonable expenses incurred by the intermediate holding company in connection with such refinancing;

        - in the case of any refinancing of subordinated debt, such new debt is made subordinate to the 13 3/4% notes at least to the same extent as the debt being refinanced;

        - in the case of any refinancing of the 13 3/4% notes or any debt that ranks equal in right of payment with the 13 3/4% notes, such new debt is made equal in right of payment or subordinated to the 13 3/4% notes; and

        - such refinancing debt:

           - does not have an average life less than the average life of the debt being refinanced;

           - does not have a final scheduled maturity earlier than the final scheduled maturity of the debt being refinanced; and

        - does not permit redemption at the option of the holder earlier than the earliest permissible date of redemption at the option of the holder of the debt being refinanced.

  Limitations on Liens

     The intermediate holding company will not incur any debt, and will not permit any restricted subsidiary to incur any debt, which is secured, directly or indirectly, with a lien on the property, assets or any income or profits from such property or assets of the intermediate holding company or any restricted subsidiary

     - except for permitted liens; or

     - unless at the same time, or earlier, the 13 3/4% notes, including all payments of principal, premium and interest are secured equally and ratably with or prior to the obligation or liability secured by the lien for so long as the obligation or liability is secured in that manner.

  Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The intermediate holding company will not, and will not permit any restricted subsidiary to, create, assume or otherwise cause or suffer to exist or to become effective any consensual encumbrance or restriction on the ability of any restricted subsidiary to:

     - pay any dividends or make any other distributions on its capital stock;

     - make payments in respect of any debt owed to the intermediate holding company or any restricted subsidiary;

     - make loans or advances to the intermediate holding company or any restricted subsidiary; or

     - transfer any of its property or assets to the intermediate holding company or any restricted subsidiary,

other than:

     - those under the bank credit facility existing as of the date of issuance of the 13 3/4% notes;

     - those under other debt of the intermediate holding company, its parent company or any restricted subsidiary existing as of the date of issuance of the 13 3/4% notes;

     - those that may be contained in future agreements if they are no more restrictive than those referred to in the immediately preceding two clauses;

     - those required by the 13 3/4% notes;

     - customary non-assignment or sublease provisions of any lease governing a leasehold interest of the intermediate holding company or any restricted subsidiary;

     - consensual encumbrances or restrictions binding upon any person at the time that person becomes a subsidiary of the intermediate holding company, if the encumbrances or restrictions were not incurred in anticipation of that person becoming a subsidiary of the intermediate holding company;

     - encumbrances and restrictions imposed by applicable law; or

     - any restrictions with respect to a restricted subsidiary imposed by an agreement which has been entered into for the sale or disposition of all or substantially all of the capital stock or assets of that subsidiary pending the closing of the sale or disposition.

Nothing contained in this covenant shall prevent the intermediate holding company from entering into any agreement permitted by the "Liens" covenant, if the encumbrance or restriction in any such agreement is limited to the transfer of the property or assets which is subject to the agreement.

  Limitations on Asset Sales

     The intermediate holding company will not engage in any asset sale and will not permit any restricted subsidiary to do so, unless:

     - the consideration received by the intermediate holding company or the restricted subsidiary from the asset sale equals or exceeds the fair market value of the assets sold, as determined by the board of directors of the intermediate holding company, whose good faith determination will be conclusive;

     - at least 85% of the consideration received by the intermediate holding company or the relevant restricted subsidiary from the asset sale consists of

        - cash or cash equivalents; and/or

        - the assumption by the recipient of debt of the intermediate holding company that ranks equal in right of payment with the 13 3/4% notes, or any debt of a restricted subsidiary, and the release of the intermediate holding company or the restricted subsidiary from all liability on the debt that is assumed.

     If the intermediate holding company or any restricted subsidiary engages in an asset sale, the intermediate holding company may use the net cash proceeds of the asset sale, within 12 months after the asset sale, to:

     - make a permanent reduction of amounts outstanding under the bank credit facility or repay or prepay any then outstanding debt of the intermediate holding company that ranks equal in right of payment with the 13 3/4% notes, or any debt of a restricted subsidiary; or

     - invest, or enter into a legally binding agreement to invest, within 90 days, in

        - properties and assets to replace the properties and assets that were the subject of the asset sale, or

        - properties and assets that will be used in the telecommunications businesses of the intermediate holding company or its restricted subsidiaries.

If a legally binding agreement to invest net cash proceeds is terminated, then the intermediate holding company may, within 90 days of such termination or within 12 months of such asset sale, whichever is later, actually invest the net cash proceeds as provided in the first or second clause above. Before applying the net cash proceeds of an asset sale pursuant to the second clause above, the intermediate holding company may use the net cash proceeds to temporarily reduce borrowings under the bank credit facility. We refer to the amount of any net cash proceeds not used in the way described in this paragraph as excess proceeds.

     When the aggregate amount of excess proceeds exceeds $5.0 million, the intermediate holding company will make an offer to purchase the maximum principal amount of 13 3/4% notes that may be purchased with the excess proceeds. The intermediate holding company will extend the offer to all noteholders, on a pro rata basis, in accordance with the procedures set forth in the indenture. The offer price for each note will be payable in cash. The price will equal 100% of the principal amount of the note, plus accrued and unpaid interest to the date the offer to purchase is closed. To the extent that the aggregate principal amount of 13 3/4% notes tendered in response to our offer to purchase is less than the excess proceeds, the intermediate holding company may use the remaining excess proceeds for other general corporate purposes not prohibited by the indenture. If the aggregate principal amount of 13 3/4% notes validly tendered and not withdrawn by their holders exceeds the excess proceeds, 13 3/4% notes to be purchased will be selected on a pro rata basis. Upon completion of our offer to purchase, the amount of excess proceeds will be reset to zero.

  Limitations on Mergers or Sales of Assets

     The intermediate holding company will not:

     - consolidate with or merge with or into any other person: or

     - convey, transfer or lease its properties and assets as an entirety to any person or persons: or

     - permit any restricted subsidiary to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in the conveyance, transfer or lease of all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries on a consolidated basis to any person, unless:

     - either:

        - the intermediate holding company is the surviving corporation; or

        - the person formed by such consolidation or into which the intermediate holding company or a restricted subsidiary is merged or the person which acquires, by conveyance, transfer or lease, the properties and assets of the intermediate holding company or such restricted subsidiary substantially as an entirety:

           - is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state or the District of Columbia; and

           - expressly assumes, by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the intermediate holding company's obligation for the due and punctual payment of the principal, premium, if any, and interest on all the 13 3/4% notes and the performance and observance of every covenant of the indenture to be performed or observed on the part of the intermediate holding company;

     - immediately after giving effect to such transaction or series of transactions and treating any obligation of the intermediate holding company or a subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default has occurred and is continuing;

     - immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis, the intermediate holding company, or the surviving entity if the intermediate holding company is not the continuing obligor under the indenture, could incur at least $1.00 of additional debt, other than permitted debt, under the provisions of the "Limitations on Debt" covenant

        - on the assumption that the transaction or series of transactions occurred on the first day of the last full fiscal quarter immediately prior to the actual consummation of such transaction or series of transactions,

        - with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation; and

     - if any of the property or assets of the intermediate holding company or any of its restricted subsidiaries would become subject to any lien, the provisions of the "Liens" covenant are complied with.

     In connection with any such consolidation, merger, conveyance, transfer or lease, the intermediate holding company or the surviving entity shall deliver to the trustee, in form and substance reasonably satisfactory to the trustee, an officer's certificate, attaching the computations to demonstrate compliance with the third clause above, and an opinion of counsel, each stating that:

     - the consolidation, merger, conveyance, transfer or lease complies with the requirements of the covenant described under "Limitations on Mergers or Sales of Assets";

     - any supplemental indenture required in connection with such transaction complies with that covenant; and

     - all conditions precedent relating to such transaction provided for in that covenant have been complied with.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the intermediate holding company, shall be substituted for the intermediate holding company, and may exercise every right and power of the intermediate holding company under the indenture with the same effect as if the surviving entity had been named as the intermediate holding company in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the intermediate holding company pursuant to the indenture and the 13 3/4% notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Limitations on Transactions with Affiliates and Related Persons

     The intermediate holding company will not, and will not permit any restricted subsidiary to, directly or indirectly, enter into any transaction or series of transactions with any affiliate of the intermediate holding company or any related person other than the intermediate holding company or a wholly owned restricted subsidiary, unless:

     - the transaction or series of transactions is on terms no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate or a related person; and

     - if the transaction or series of transactions involves aggregate consideration in excess of $1.0 million, then such transaction or series of transactions is approved by a resolution adopted by a majority of the intermediate holding company's board of directors, including the approval of a majority of the disinterested directors. Any such transaction or series of transactions approved in that manner shall be conclusively deemed to be on terms no less favorable to the intermediate holding company or such restricted subsidiary than those that could be obtained in an arm's-length transaction.

     This restriction will not apply, however, to:

     - transactions between the intermediate holding company or any of its restricted subsidiaries and any employee of the intermediate holding company or any of its restricted subsidiaries that are entered into in the ordinary course of business;

     - the payment of reasonable and customary regular fees and expenses to directors of the intermediate holding company;

     - the making of indemnification, contribution or similar payments to any director or officer of the intermediate holding company or any restricted subsidiary under charter or by-law provisions, whether now in effect or subsequently amended, or any indemnification or similar agreement with any director or officer; or

     - the entering into of any such indemnification agreements with any current or future directors or officers of the intermediate holding company or any restricted subsidiary.

  Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The intermediate holding company:

     - will not permit any restricted subsidiary to issue any capital stock, except to the intermediate holding company or a restricted subsidiary; and

     - will not permit any person other than the intermediate holding company or a restricted subsidiary to own any capital stock of any restricted subsidiary;

     except that:

     - the intermediate holding company or any restricted subsidiary may issue and sell all, but not less than all, of the issued and outstanding capital stock of any restricted subsidiary owned by it in compliance with the other provisions of the indenture; or

     - the intermediate holding company may acquire less than all of the equity ownership or voting stock of a person that will be a subsidiary upon the consummation of the acquisition.

  Limitations on Subsidiary Guarantees

     The intermediate holding company will not:

     - permit any of its restricted subsidiaries, directly or indirectly, to guarantee or secure through the granting of liens the payment of any debt of the intermediate holding company, other than debt under or with respect to the bank credit facility and associated permitted liens; or

     - pledge any intercompany notes representing obligations of any of its restricted subsidiaries to secure the payment of any debt of the intermediate holding company, other than debt under or with respect to the bank credit facility and associated permitted liens, unless such subsidiary

        - executes a supplemental indenture evidencing its guarantee of the 13 3/4% notes; or

        - in the case of a grant of a security interest or the pledge of an intercompany note, the holders of the 13 3/4% notes receive a security interest in the intercompany note or in the asset to which such security interest relates; except that this provision will not apply to guarantees of, or liens granted to secure, the intermediate holding company's 9 1/2% notes and 14% notes if those guarantees or liens are required to be granted solely and as a direct result of the granting of guarantees or liens with respect to the bank credit facility.

  Unrestricted Subsidiaries

     The intermediate holding company's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary so long as:

     - neither the intermediate holding company nor any restricted subsidiary is directly or indirectly liable for any debt of such subsidiary;

     - no default with respect to any debt of such subsidiary would permit, upon notice, lapse of time or otherwise, any holder of any other debt of the intermediate holding company or any restricted subsidiary to declare a default on such other debt or cause the payment of such other debt to be accelerated or payable prior to its stated maturity;

     - any investment in such subsidiary made as a result of designating such subsidiary an unrestricted subsidiary will not violate the provisions of the "Restricted Payments" covenant;

     - every contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, between such subsidiary and the intermediate holding company or any restricted subsidiary is on terms that might be obtained at the time from persons who are not affiliates of the intermediate holding company; and

     - neither the intermediate holding company nor any restricted subsidiary has any obligation to subscribe for additional shares of capital stock or other equity interest in such subsidiary, or to maintain or preserve such subsidiary's financial condition or to cause such subsidiary to achieve certain levels of operating results.

However, the intermediate holding company may not designate as an unrestricted subsidiary any subsidiary which is a significant subsidiary on the date of the indenture, and may not sell, transfer or otherwise dispose of any properties or assets of any significant subsidiary to an unrestricted subsidiary, except in the ordinary course of business.

     The intermediate holding company's board of directors may designate any unrestricted subsidiary as a restricted subsidiary. However, such designation will be deemed to be an incurrence of debt by a restricted subsidiary of any outstanding debt of such unrestricted subsidiary and such designation will only be permitted if

     - such debt is permitted under the "Limitations on Debt" covenant and

     - no default or event of default would be in existence following such designation.

  Limitations of Certain Covenants

     For so long as the intermediate holding company or any of its restricted subsidiaries constitutes a restricted subsidiary of the intermediate holding company's parent company under the terms of the indenture for the parent company's discount notes, with respect to any such restricted subsidiary of the parent company, each of the covenants described under "Limitations on Debt", "Limitations on Liens",

"Limitations on Mergers or Sales of Assets", "Limitations on Restricted Payments", "Limitations on Transactions with Affiliates and Related Persons", "-- Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries", "Limitations on Subsidiary Guarantees", and the first clause of "Limitations on Asset Sales" shall not create or cause to become effective any encumbrance or restriction of any kind on the ability of any restricted subsidiary of the parent company to:

     - pay dividends, in cash or otherwise, or make any other distributions on or in respect of its capital stock;

     - pay any debt owed to the parent company or any other restricted subsidiary of the parent company;

     - make loans or advances to the parent company or any other restricted subsidiary of the parent company;

     - transfer any of its properties or assets to the parent company or any other restricted subsidiary of the parent company; or

     - guarantee any debt of the parent company or any other restricted subsidiary of the parent company; provided that

        - after any restricted subsidiary of the parent company ceases to constitute a restricted subsidiary under the indenture for the parent company's discount notes, the provisions of this sentence shall cease to apply with respect to it; and

        - after any or all of restrictions described in Section 1010 of the indenture for the parent company's discount notes ("Limitations on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries") cease to be in effect in whole or in part, whether due to purchase, redemption, defeasance, conversion, exchange, repurchase, any other acquisition or retirement or maturity of the indenture for the parent company's discount notes, or due to an amendment, consent, waiver or agreement in respect of such restrictions, or otherwise, then, in spite of any other restrictions or limitations contained in any other agreement which may then be in effect, the provisions of this sentence shall cease to apply, in whole or in part, to the extent the termination of such provisions does not cause a breach of the covenant described in Section 1010 of the indenture for the parent company's discount notes. The date on which all of the provisions of this sentence cease to apply is referred to as the release date.

EVENTS OF DEFAULT AND REMEDIES

     The following are events of default under the indenture:

          1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 30 days;

          2. default in the payment of the principal of or premium, if any, on any note at its maturity;

          3. failure to perform or comply with the indenture provisions described under "Repurchase of 13 3/4% Notes at the Option of Holders -- Change of Control", " Repurchase of 13 3/4% Notes at the Option of Holders -- Special Offer to Purchase" or "Restrictive
     Covenants -- Limitations on Mergers or Sales of Assets";

          4. default in the performance, or breach, of any covenant or agreement contained in the indenture, other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in "Events of Default", and if the default or breach continues for 60 days after written notice is given to the intermediate holding company by the trustee or to the intermediate holding company and the trustee by the holders of at least 25% in aggregate principal amount of the 13 3/4% notes then outstanding;

          5. either:

        - an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of debt of the intermediate holding company or a restricted subsidiary, other than Benbow Investments, Inc., for so long as the 9 1/2% notes and the 14% notes remain outstanding, if

           - the other issue has an aggregate outstanding principal amount of at least $5.0 million; and

           - the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise; or

        - a default has occurred in any payment when due at final maturity of any such debt;

          6. any person entitled to take the actions described in this clause, after the occurrence of any event of default under any agreement or instrument evidencing any debt in excess of $5.0 million in the aggregate of the intermediate holding company or any restricted subsidiary,

        - notifies the trustee of the intended sale or disposition of any assets of the intermediate holding company or any restricted subsidiary that have been pledged to or for the benefit of the person to secure the debt, or

        - commences proceedings, or takes action to retain in satisfaction of any debt, or to collect on, seize, dispose of or apply, any assets of the intermediate holding company or any restricted subsidiary, pursuant to the terms of any agreement or instrument evidencing any such debt of the intermediate holding company or any restricted subsidiary or in accordance with applicable law;

          7. one or more final judgments or orders

        - are rendered against the intermediate holding company or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $5.0 million;

        - are not discharged; and

        - 60 days elapse without a stay of enforcement being in effect for such judgment or order, by reason of a pending appeal or otherwise;

          8. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the intermediate holding company or any significant subsidiary; or

          9. the pledged collateral becomes subject to any lien other than the lien under the security agreement that secures the 13 3/4% notes or the intermediate holding company challenges the lien on the pledged collateral before the pledged collateral is to be released to the intermediate holding company.

     If an event of default specified in clauses 1 through 7 above occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 13 3/4% notes then outstanding may declare all amounts payable on all of the outstanding 13 3/4% notes to be due and payable immediately. This includes principal, accrued and unpaid interest and premium, if any, as of such date of declaration. The trustee must give a notice in writing to the intermediate holding company and the holders must give notice to the intermediate holding company and the trustee. Upon any such declaration of acceleration all amounts payable in respect of the 13 3/4% notes will become immediately due and payable. If an event of default specified in clause 8 above occurs, then all of the outstanding 13 3/4% notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of 13 3/4% notes.

     After a declaration of acceleration under the indenture, the holders of a majority in aggregate principal amount of the 13 3/4% notes then outstanding, by written notice to the intermediate holding company and the trustee, may rescind such declaration and its consequences if:

     - a judgment or decree for payment of the money due has not been obtained by the trustee,

     - the intermediate holding company has paid or deposited with the trustee a sum sufficient to pay:

        - all overdue interest on all 13 3/4% notes,

        - any unpaid principal and premium, if any, which has become due on any outstanding 13 3/4% notes independently from such declaration of acceleration and interest on such amount at the rate borne by the 13 3/4% notes,

        - interest upon overdue interest and premium, if any, and overdue principal at the rate borne by the 13 3/4% notes to the extent that payment of such interest is lawful, and

        - all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

     - all events of default, other than the non-payment of amounts of principal, premium, or interest which became due solely because of such declaration of acceleration, have been cured or waived.

     Rescinding a declaration of acceleration will not affect or impair the rights of the holders if another default occurs later.

     The holders of a majority in aggregate principal amount of the 13 3/4% notes then outstanding may waive any past defaults under the indenture, on behalf of the holders of all the 13 3/4% notes, except that they cannot waive a default

     - in the payment of the principal, premium, or interest on any note, or

     - in respect of a covenant or provision which under the indenture requires unanimous consent for modification or waiver.

     If the trustee knows that a default or an event of default is continuing, the trustee must mail a notice to each holder of the 13 3/4% notes within 30 days after it first occurs, or if the trustee only learns of it later, promptly upon learning of it. If the default or event of default does not involve non-payment, the trustee may withhold the notice to the holders of the 13 3/4% notes if its board of directors, executive committee or a committee of its trust officers determines in good faith that withholding the notice is in the interest of the holders.

     A noteholder may institute any proceeding with respect to the indenture or for any remedy under the indenture only if the holder has previously given the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the 13 3/4% notes then outstanding have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee

     - has not received contrary directions from the holders of a majority in aggregate principal amount of the 13 3/4% notes then outstanding, and

     - has failed to institute such proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due.

     The intermediate holding company must furnish to the trustee annual statements as to its performance of its obligations under the indenture and as to any default in such performance. The intermediate holding company must also notify the trustee within five days of becoming aware of any default or event of default.

AMENDMENT, SUPPLEMENT AND WAIVER

     Modifications and amendments of the indenture may be made by the intermediate holding company and the trustee with the consent of the holders of a majority in aggregate principal amount of the 13 3/4% notes then outstanding, except that the consent of the holder of every outstanding note affected by the modification or change is required if the modification or amendment may:

     - change the stated maturity of the principal of any note, or any installment of interest on, any note, or reduce the principal amount of any note or the rate of interest on any note or any premium payable upon the redemption of any note, or change the place of payment, or the coin or currency of payment for amounts due under any note, or impair the right to institute suit for the enforcement of any payment after the stated maturity of such payment or, in the case of redemption, on or after the redemption date;

     - reduce the premium payable upon a special offer to purchase or alter the provisions, including the definitions, set forth under "Repurchase at the Option of Holders -- Special Offer to Purchase" above in a manner adverse to the holders;

     - reduce the percentage in aggregate principal amount of the 13 3/4% notes then outstanding whose holders must consent to any such amendment or any waiver of compliance with specified provisions of the indenture or specified defaults and their consequences provided for under the indenture; or

     - modify any provisions relating to "Amendment, Supplement and Waiver" or the fourth full paragraph under "Events of Default" above, except to increase the percentage of outstanding 13 3/4% notes required to consent to such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of every outstanding note affected by the modification or waiver.

     The holders of a majority in aggregate principal amount of the 13 3/4% notes then outstanding may waive compliance with certain restrictive covenants and provisions of the indenture except as set forth above.

IMPORTANT DEFINITIONS

     There are certain defined terms used in the indenture. You should read the indenture for a full definition of all these terms, as well as other terms used in this prospectus for which no definition is provided in this prospectus:

     Acquired debt means debt of a person:

     - existing at the time the person is merged with or into the intermediate holding company or becomes a subsidiary:

     - assumed in connection with the acquisition of assets from the person: or

     - secured by a lien encumbering assets acquired from the person.

     Affiliate means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified person. For the purposes of this definition, control means the power to direct the management and policies of a person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

     Asset sale means any kind of transfer to any person, whether through sale, issuance, conveyance, transfer, lease or other disposition, including disposition by way of merger, consolidation or sale and leaseback transaction, directly or indirectly, in one transaction or a series of related transactions, of:

     - any capital stock of any restricted subsidiary;

     - all or substantially all of the properties and assets of the intermediate holding company and its restricted subsidiaries representing a division or line of business; or

     - any other properties or assets of the intermediate holding company or any restricted subsidiary, other than in the ordinary course of business.

     The term asset sale shall not include any transfer of properties or assets

     - that is governed by the provisions of the indenture described under "Limitations on Mergers or Sales of Assets",

     - between or among the intermediate holding company and its restricted subsidiaries,

     - constituting an investment in a telecommunications business, if permitted under the "Limitations on Restricted Payments" covenant,

     - representing obsolete or permanently retired equipment and facilities or

     - the gross proceeds of which, exclusive of indemnities, do not exceed $1.0 million for any particular item or $2.0 million in the aggregate for any fiscal year of the intermediate holding company.

     Attributable value means, with respect to any lease, the present value of the obligations of the lessee of the property subject to the lease for rental payments during the shorter of

     - the remaining term of the lease, including any period for which the lease has been extended or may be extended at the option of the lessor, or

     - the period during which the lessee is not entitled to terminate the lease without penalty or upon payment of penalty if on the date of determination it is the lessee's intention to terminate the lease when it becomes entitled to do so. If the first event to occur is the lessee's becoming eligible to terminate the lease upon payment of a penalty, the rental payments shall include the penalty. In calculating the present value of the rental payments, all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges shall be excluded. The present value should be discounted at the interest rate implicit in the lease, or, if not known, at the intermediate holding company's incremental borrowing rate.

     Average life means, with respect to amounts payable under any debt or disqualified stock,

     - the sum of the products of

        - the number of years from the date of determination to the date or dates of each principal payment, times

        - the amount of each such successive scheduled principal payment, divided by

     - the sum of all such principal payments.

     Bank credit facility means one or more credit or loan agreements or facilities, including revolving credit facilities or working capital facilities or term loans, whether now existing or created after the date of the indenture, with a bank or other financial institution or group of banks or other financial institutions, as such agreements or facilities may be amended, modified, supplemented, increased, restated or replaced from time to time, and includes without limitation the second amended and restated credit agreement (tranche A, tranche B and tranche C facilities), dated as of June 29, 1998, among a subsidiary of the intermediate holding company, various lenders and agents, and The Bank of New York, as administrative agent, together with all associated loan documents, as amended as of September 14, 1998, December 8, 1998 and February 22, 1999, and as each such agreement and document may be amended, restated, supplemented, refinanced, increased or otherwise modified from time to time.

     Capital lease obligation means, with respect to any person, an obligation incurred in the ordinary course of business under or in connection with any capital lease of real or personal property which has been recorded as a capitalized lease in accordance with GAAP.

     Capital stock of any person means:

     - any and all shares, interests, partnership interests, participation, rights in or other equivalents, however designated, of such person's equity interest, however designated: and

     - any rights, other than debt securities convertible into capital stock, warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or issued after the date of the indenture.

     Consolidated adjusted net income means, for any period, the net income or net loss of the intermediate holding company and its restricted subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

     - any net after-tax extraordinary gains or losses, less all related fees and expenses:

     - any net after-tax gains or losses, less all related fees and expenses, attributable to asset sales:

     - the portion of net income or loss of any unrestricted subsidiary or other person except for the intermediate holding company or a restricted subsidiary, in which the intermediate holding company or any restricted subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the intermediate holding company or any restricted subsidiary in cash dividends or distributions by such person during such period: and

     - the net income or loss of any person combined with the intermediate holding company or any restricted subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination.

     Consolidated cash flow means consolidated adjusted net income increased, without duplication, by

     - consolidated interest expense, plus

     - consolidated income tax expense, plus

     - consolidated non-cash charges.

     Consolidated cash flow ratio means the ratio of:

     - the aggregate principal amount of debt of the intermediate holding company and its restricted subsidiaries on a consolidated basis outstanding as of the date of calculation: to

     - consolidated cash flow for the most recently ended full fiscal quarter multiplied by four.

     Consolidated income tax expense means the provision for federal, state, local and foreign income taxes of the intermediate holding company and its restricted subsidiaries as determined on a consolidated basis in accordance with GAAP.

     Consolidated interest expense means, without duplication, the sum of:

     - the amount which would be set forth opposite the caption "interest expense", or any like caption, on a consolidated statement of operations of the intermediate holding company and its restricted subsidiaries, in conformity with GAAP including,

          - amortization of debt discount,

          - the net cost of interest rate contracts including amortization of discounts,

          - the interest portion of any deferred payment obligation,

          - amortization of debt issuance costs,

          - the interest component of capital lease obligations of the intermediate holding company and its restricted subsidiaries, and

          - the portion of any rental obligation of the intermediate holding company and its restricted subsidiaries in respect of any sale and leaseback transaction allocable during such period to interest expense, determined as if it were treated as a capital lease obligation; plus

     - all interest on any debt of any other person guaranteed and paid by the intermediate holding company or any of its restricted subsidiaries.

Consolidated interest expense will not, however, include any gain or loss from extinguishment of debt, including write-off of debt issuance costs.

     Consolidated non-cash charges means, the aggregate depreciation, amortization and other non-cash expenses of the intermediate holding company and its restricted subsidiaries reducing consolidated adjusted net income, determined on a consolidated basis in accordance with GAAP, excluding any non-cash charge that requires an accrual of or reserve for cash charges for any future period.

     The debt of a person means, without duplication:

     - every obligation of that person for money borrowed;

     - every obligation of that person evidenced by bonds, debentures, notes or other similar instruments;

     - every reimbursement obligation of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     - every obligation of that person issued or assumed as the deferred purchase price of property or services;

     - the attributable value of every capital lease obligation and sale and leaseback transaction of that person;

     - all disqualified stock of that person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends; and

     - every guarantee by that person of an obligation of the type referred to in the previous six clauses, of another person and dividends of another person.

An obligation constitutes debt of a person whether recourse is to all or a portion of that person's assets, and whether or not contingent. For purposes of this definition, the "maximum fixed repurchase price" of any disqualified stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such disqualified stock as if such disqualified stock were repurchased on any date on which debt is required to be determined pursuant to the indenture, and if the price is based upon, or measured by, the fair market value of such disqualified stock, the fair market value will be determined in good faith by the board of directors of the issuer of such disqualified stock. In no case, however, will trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by a person be considered debt for purposes of this definition. The amount outstanding at any time of any debt issued with original issue discount is the aggregate principal amount of such debt, less the remaining unamortized portion of the original issue discount of such debt at such time, as determined in accordance with GAAP.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Disinterested director means, when the intermediate holding company's board of directors is required to deliver a resolution under the indenture regarding any transaction or series of transactions, a director who does not have any material direct or indirect financial interest in or with respect to the transaction or series of transactions, other than solely because of that director's ownership of capital stock or other securities of the intermediate holding company.

     Disqualified stock means any class or series of capital stock that:

     - is, or upon the happening of an event or passage of time would be, required to be redeemed before the final stated maturity of the 13 3/4% notes; or

     - is redeemable at the option of its holder at any time before final stated maturity of the 13 3/4% notes; or

     - is convertible into or exchangeable at the option of its holder for debt securities at any time before final stated maturity of the 13 3/4% notes,

either by its terms, by the terms of any security into which it is convertible or exchangeable at the option of the holder thereof or by contract or otherwise.

     Equity offering means an offering of equity securities of the intermediate holding company or its parent company for cash to persons other than the intermediate holding company or its subsidiaries.

     GAAP means generally accepted accounting principles in the United States, consistently applied, that are in effect on the date of the indenture.

     Government securities means direct obligations of the United States of America, obligations fully guaranteed by the United States of America, or participation in pools consisting solely of obligations of or obligations guaranteed by the United States of America, if:

     - the full faith and credit of the United States of America is pledged to back payment of the guarantee or obligations; and

     - the securities are not callable or redeemable at the option of their issuer.

     Guarantee means:

     - a guarantee, direct or indirect, in any manner, of any part or all of an obligation except by endorsement of negotiable instruments for collection in the ordinary course of business; and

     - an agreement, direct or indirect, contingent or otherwise, whose practical effect is to assure in any way the payment or performance of all or any part of an obligation or payment of damages in the event of non-performance, including the obligation to reimburse amounts drawn down under letters of credit securing such obligations.

     Incur means, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, a debt. However, the accrual of interest or the accretion of original issue discount shall not be considered an incurrence of debt.

     Investment means, directly or indirectly:

     - any advance, loan or capital contribution to any person, the purchase of any stock, bonds, notes, debentures or other securities of any person, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of any person, the guarantee of any obligation of, any person or the making of any investment in any person;

     - the designation of any restricted subsidiary as an unrestricted subsidiary; and

     - the transfer of any assets or properties from the intermediate holding company or a restricted subsidiary to any unrestricted subsidiary, other than the transfer of assets or properties in the ordinary course of business.

However, investments will not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     Lien means any mortgage, charge, pledge, statutory lien, other lien, privilege, security interest, hypothecation, assignment for security, claim, preference, priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. The interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement will be considered to be a lien on the assets sold or leased.

     Maturity means the date on which any principal of a note becomes due and payable as provided in the note or in the indenture, whether at the stated maturity of the principal of the note or by declaration of acceleration, call for redemption, purchase or otherwise.

     The net cash proceeds of any asset sale are the proceeds of such sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, or stock or other assets when disposed for cash or cash equivalents, except to the extent that such obligations are financed or sold by the intermediate holding company or any restricted subsidiary with recourse to the intermediate holding company or any restricted subsidiary, net of:

     - brokerage commissions, legal and investment banking fees and expenses and other fees and expenses related to the asset sale;

     - provisions for all taxes payable as a result of the asset sale;

     - payments made to retire debt that is secured by the assets that are sold;

     - amounts required to be paid to any person other than the intermediate holding company or any restricted subsidiary owning a beneficial interest in the assets that are sold; and

     - appropriate amounts to be provided by the intermediate holding company or any restricted subsidiary as a reserve required in accordance with GAAP against any liabilities associated with the asset sale and retained by the seller after the asset sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the asset sale.

     Permitted investments means any of the following:

     - investments in any evidence of debt consisting of government securities with a maturity of 180 days or less;

     - certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; and

     - commercial paper with a maturity of 180 days or less issued by a corporation that is not an affiliate of the intermediate holding company and is organized under the laws of any state of the United States or the District of Columbia and having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services;

     - investments by the intermediate holding company or any restricted subsidiary in another person, if as result of such investment the other person:

        - becomes a restricted subsidiary; or

        - is merged or consolidated with or into the intermediate holding company or a restricted subsidiary or transfers or conveys all or substantially all of its assets to, the intermediate holding company or a restricted subsidiary;

     - investments by the intermediate holding company or any restricted subsidiary in another person made pursuant to the terms of a definitive merger, stock purchase or similar agreement providing for a business combination transaction between the intermediate holding company or a restricted subsidiary and such person if:

        - within 365 days of the date of the investment, such other person, pursuant to the terms of such agreement, becomes a restricted subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the intermediate holding company or a restricted subsidiary; or

        - if the agreement is terminated before the transactions it contemplates are closed, the intermediate holding company or such restricted subsidiary liquidates such Investment within 365 days of such termination.

     - investments by the intermediate holding company or any of the restricted subsidiaries in one another;

     - investments in assets owned or used in the ordinary course of business;

     - investments in existence on June 3, 1999; and

     - promissory notes received as a result of asset sales permitted under the "Limitations on Asset Sales" covenant.

     Permitted liens means any of the following:

     - liens on property or assets of the intermediate holding company or a restricted subsidiary securing debt under or with respect to the bank credit facility or which are required to secure the intermediate holding company's 9 1/2% senior notes and 14% senior notes solely and as a direct result of the granting of liens with respect to the bank credit facility;

     - liens in existence on the issuance date of the 13 3/4% notes, except for liens securing debt under the bank credit facility existing on the issuance date of the 13 3/4% notes;

     - liens securing the 13 3/4% notes;

     - liens on property or assets of a restricted subsidiary securing debt of the restricted subsidiary other than guarantees with respect to debt of the intermediate holding company;

     - any interest or title of a lessor under any capital lease obligation or sale and leaseback transaction under which the intermediate holding company is lessee so long as the attributable value secured by the lien does not exceed the principal amount of debt permitted under the "Limitations on Debt" covenant;

     - liens securing acquired debt created before the incurrence of such debt by the intermediate holding company and not in connection with or in contemplation of incurring such debt if the lien does not extend to any property or assets of the intermediate holding company other than the assets acquired in connection with the incurrence of the acquired debt;

     - liens arising from purchase money mortgages and purchase security interests incurred in the ordinary course of the business of the intermediate holding company, if:

        - the related debt is not secured by any property or assets of the intermediate holding company other than the property and assets that are acquired; and

        - the lien securing the debt is created within 60 days of the acquisition;

     - statutory liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if the intermediate holding company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens for taxes, assessments, government charges or claims that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if the intermediate holding company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     - rights of banks to set off deposits against debts owed to them;

     - other liens incidental to the conduct of the business of the intermediate holding company or any of its subsidiaries, or the ownership of their assets that do not materially detract from the value of the property subject to the liens;

     - liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a similar nature incurred in the ordinary course of business, other than contracts for the payment of money;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the intermediate holding company and the restricted subsidiaries, taken as a whole, incurred in the ordinary course of business;

     - liens arising by reason of any judgment, decree or order of any court so long as such lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of the judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

     - any extension, renewal or replacement, in whole or in part, of any lien described in the previous 15 clauses if any such extension, renewal or replacement does not extend to any additional property or assets.

     Person means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a government.

     Property of any person means all types of real, personal, tangible, intangible or mixed property owned by that person whether or not included in the most recent consolidated balance sheet of that person under GAAP.

     Public debt means any debt represented by debt securities issued by the intermediate holding company in connection with a public offering, whether or not underwritten, or a private placement if such private placement is underwritten for resale pursuant to Rule 144A, Regulation S or otherwise under the Securities Act or sold on an agency basis by a broker-dealer or one of its affiliates. However, the term public debt does not include any debt under the bank credit facility or any other commercial bank borrowings or similar borrowings, recourse transfers of financial assets, capital leases or other types of borrowings incurred in a manner not customarily viewed as a securities offering.

     Qualified equity interest means any qualified stock and all warrants, options or other rights to acquire qualified stock but excludes any debt security that is convertible into or exchangeable for capital stock.

     Qualified public debt means the intermediate holding company's 12 3/4% senior notes and any other public debt with covenants applicable to the intermediate holding company and its subsidiaries that correspond to the parent limited covenants and that are no less restrictive on the intermediate holding company and its subsidiaries than the covenants contained in the indenture for the 12 3/4% notes, as reasonably determined in good faith by the boards of directors of the intermediate holding company and its parent company and evidenced in a resolution of those boards.

     Qualified stock of any person means any and all capital stock of such person other than disqualified stock.

     Qualified waiver means an amendment, waiver, consent or other agreement, or series of related amendments, waivers, consents or other agreements, in respect of the terms of any or all of the covenants under the terms of outstanding qualified public debt that correspond with the parent limited covenants, where the effect of such amendment, waiver, consent or agreement, or series of related amendments, waivers, consents or other agreements, is that any or all of such covenants are less restrictive to the intermediate holding company and its subsidiaries than the covenants set forth in the indenture for the intermediate holding company's 12 3/4% senior notes as in effect upon issuance of the 13 3/4% notes, as reasonably determined in good faith by the boards of directors of the intermediate holding company and its parent company, and evidenced in a resolution of those boards.

     Related person means any beneficial owner of 10% or more of the intermediate holding company's voting stock.

     Restricted subsidiary means any subsidiary other than an unrestricted subsidiary.

     Sale and leaseback transaction means any transaction or series of related transactions pursuant to which a person sells or transfers any property or asset in connection with the leasing of the property or asset to the seller or transferor or the resale of the property or asset against installment payments.

     Significant subsidiary means any restricted subsidiary that, together with its subsidiaries:

     - accounted for more than 10% of the consolidated revenues of the intermediate holding company and its restricted subsidiaries during the intermediate holding company's most recent fiscal year; or

     - as of the end of that fiscal year, was the owner of more than 10% of the consolidated assets of the intermediate holding company and its restricted subsidiaries, all as set forth on the most recently available consolidated financial statements of the intermediate holding company for that fiscal year.

     Stated maturity means

     - when used with respect to any note or any installment of interest on a note, the date specified in such note as the fixed date on which the principal of the note or such installment of interest is due and payable and

     - when used with respect to any other debt, means the date specified in the instrument governing the debt as the fixed date on which the principal of the debt or any installment of interest on the debt is due and payable.

     Subordinated debt means debt of the intermediate holding company that is subordinated in right of payment to the 13 3/4% notes.

     Subsidiary means a person if a majority of the equity ownership or voting stock of that person is owned, directly or indirectly, by the intermediate holding company and/or one or more other subsidiaries of the intermediate holding company.

     Unrestricted subsidiary means:

     - any subsidiary that is designated by the intermediate holding company's board of directors as an unrestricted subsidiary in accordance with the "Unrestricted Subsidiaries" covenant; and

     - any subsidiary of an unrestricted subsidiary.

     Voting stock means any class or classes of capital stock whose holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person, irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power if any contingency happens.

GOVERNING LAW

     The indenture and the 13 3/4% notes are governed by the laws of the State of New York, without regard to conflicts of laws principles recognized in New York, and are to be construed in accordance with those laws.

                                                                         ANNEX J

                   TERMS OF THE 10 7/8% SENIOR DISCOUNT NOTES

                                                                         ANNEX J

                   DESCRIPTION OF OUTSTANDING DISCOUNT NOTES

     The outstanding discount notes that are proposed to be exchanged have the following rights and other terms at present. Proposed modifications to these rights and terms are described under "Proposed Amendments." See also "Risk Factors -- If you do not tender your notes or debentures, the notes or debentures that you retain may have substantially fewer rights than they now have and this may leave you unprotected in the future."

     The parent company has issued the discount notes under an indenture, dated as of March 12, 1996, between it and IBJ Schroder Bank & Trust Company, as trustee. The terms of the discount notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture. This summary does not restate the indenture in its entirety. We urge you to read the indenture and the Trust Indenture Act because they, and not this description, define your rights as holders of the discount notes. To obtain copies of the indenture, see "Where You Can Find More Information." The precise definitions of some of the terms used in the following summary are set forth below under "-- Important Definitions." All references to the "parent company" in this "Annex G" refer only to Arch Wireless, Inc. and do not include its subsidiaries.

     The parent company is a holding company with no material assets other than the stock of its subsidiaries. Because the operations of the parent company are conducted entirely through its subsidiaries, the parent company's cash flow and consequent ability to service its debt, including the discount notes, depend upon the earnings of the subsidiaries and the distribution of those earnings to the parent company or upon loans or other payments of funds by the subsidiaries to the parent company. None of the parent company's subsidiaries has any obligation, contingent or otherwise, to pay any amounts due under the discount notes or to make any funds available for that purpose, whether by dividends, loans or other payments. Covenants in the subsidiaries' current bank credit facilities and other debt instruments limit their ability to pay dividends or make loans to the parent company.

     At the present time, the following subsidiaries have been designated as unrestricted subsidiaries, as defined in the indenture: AWI Spectrum Co. Holdings, Inc., and AWI Spectrum Co., LLC. These unrestricted subsidiaries are not limited by any of the restrictive covenants in the indenture. The remainder of the parent company's subsidiaries remain restricted subsidiaries, as defined in the indenture. However, under certain circumstances, we will be able to designate additional current or future subsidiaries as unrestricted subsidiaries. Any additional unrestricted subsidiaries will not be limited by any of the restrictive covenants contained in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The discount notes that were outstanding at March 31, 2001 had an aggregate principal amount of $113.1 million and will mature on March 15, 2008. Interest began to accrue on the discount notes on March 15, 2001. Interest will continue to accrue at the rate of 10 7/8% per year, payable in cash twice a year on each March 15 and September 15, beginning September 15, 2001. We will pay interest to the persons in whose names the discount notes are registered at the close of business on the immediately preceding March 1 or September 1. After interest has been paid at least once, interest will continue to accrue from the date it was most recently paid or duly provided for. We will compute interest on the basis of a 360-day year of twelve 30-day months. See "Material Federal Income Tax Considerations."

     The discount notes are issuable only in registered form, without coupons, in denominations of $1,000 or any whole multiple of $1,000. Principal, premium and interest will be payable at the principal corporate trust office of the trustee unless we designate otherwise. The discount notes may be presented for transfer or exchange there also. At our option, we may pay interest by check mailed to registered holders of the discount notes at the addresses set forth on the registry books maintained by the trustee, which will initially act as registrar and transfer agent for the discount notes. No service charge will be made for any exchange or registration of transfer of discount notes, but we may require payment of an amount sufficient to cover any associated tax or other governmental charge.

SENIORITY; RANKING

     The discount notes rank senior in right of payment to approximately $1.0 million of the parent company's outstanding convertible subordinated debentures. The discount notes are structurally subordinated to all liabilities of the parent company's subsidiaries. This includes four series of senior notes described under "Description of Other Notes and Debentures to be Tendered" as well as trade payables, capitalized lease obligations and debt that may be incurred by the parent company's subsidiaries under their bank credit facilities or other current or future financing arrangements. Any right of the parent company to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors. If the parent company is itself recognized as a creditor of the subsidiary, the parent company's claims would still be subject to any security interests in the assets of the subsidiary and to any liabilities of the subsidiary which are senior to the parent company's claims, and may otherwise be challenged in a liquidation or reorganization proceeding. At March 31, 2001, the discount notes would have been structurally subordinated to approximately $1.78 billion of liabilities of the parent company's subsidiaries.

     The discount notes are not secured by any collateral and do not have the benefit of any sinking fund obligations.

REDEMPTION

     We may choose to redeem the discount notes as a whole, or from time to time in part, on between 30 and 60 days' prior notice. The redemption prices will equal the following percentages of principal amount, plus accrued and unpaid interest, if any, to the redemption date:

                                                              REDEMPTION
REDEMPTION DATE                                                 PRICE
---------------                                               ----------
Until March 14, 2002........................................   104.078%
March 15, 2002 through March 14, 2003.......................   102.719%
March 15, 2003 through March 14, 2004.......................   101.359%
After March 15, 2004........................................   100.000%

     If we decide to redeem only part of the discount notes, the trustee will select which discount notes will be redeemed on a pro rata basis or by lot, at its discretion, within 60 days of the date of redemption.

REPURCHASE OF DISCOUNT NOTES AT THE OPTION OF HOLDERS

  Change of Control

     If a change of control occurs at any time, then each holder of discount notes will have the right to require the parent company to purchase all or any portion of its discount notes, in whole multiples of $1,000. We will pay a purchase price in cash of 101% of the principal value of the holder's discount notes, plus accrued and unpaid interest, if any, to the date of purchase, according to the procedures described below and others required by the indenture.

     Change of control means the occurrence of any of the following events:

     - any person or group, as those terms are used in Sections 13(d) and 14(d) of the Exchange Act, becomes the beneficial owner, directly or indirectly, of more than a majority of the voting power of all classes of voting stock of the parent company; the term beneficial owner is as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether that right is exercisable immediately or only after the passage of time;

     - as a result of a merger, sale of assets or similar transaction:

        - any person or group, as defined above, is the beneficial owner, as defined above, directly or indirectly, of more than a majority of the total outstanding voting stock of the surviving entity which carries on the parent company's business, or

        - the outstanding voting stock of the parent company is not converted into or exchanged for capital stock of the surviving entity;

     - during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of the parent company, who for this purpose shall be known as original directors, together with any new directors whose election to the board of directors was approved by a vote of two thirds of the still serving original directors and any directors who had been previously approved in accordance with this paragraph, cease for any reason to constitute a majority of the board of directors of the parent company then in office; or

     - the parent company is liquidated or dissolved.

     Within 30 days following any change of control, we will notify each holder of discount notes.

     If a change of control offer is made, there can be no assurance that we will have available, or be able to obtain, funds sufficient to pay the change of control purchase price for all of the discount notes that might be tendered by holders of the discount notes seeking to accept the change of control offer. The bank credit facilities prohibit the parent company from repurchasing any of the discount notes unless we first fully repay all outstanding indebtedness under the bank credit facilities. We cannot be sure that, after a change of control, we will be able to obtain the necessary consents from the lenders under the bank credit facilities or from any other debt holders to consummate a change of control offer. If we fail to make or consummate the change of control offer or pay the change of control purchase price when due, an event of default would result under the indenture and the trustee and the holders of the discount notes would then have the rights described under "Events of Default."

     In addition to our obligations under the indenture upon the occurrence of a change of control, our bank credit facilities contain provisions defining a change of control and designating it as an event of default. We are therefore obligated to immediately repay all outstanding amounts under our bank credit facilities in the event of a change in control.

     One of the events which constitutes a change of control under the indenture is the disposition of "all or substantially all" of our assets. The phrase "all or substantially all" has not been interpreted to represent a specific quantitative test under New York law, which governs the indenture. As a consequence, if holders of the discount notes elect to require the parent company to purchase the discount notes and we choose to contest such election, we cannot be sure how a court interpreting New York law would interpret the phrase.

     The definition of change of control in the indenture is limited in scope. The provisions of the indenture may not afford you, as noteholders, the right to require the parent company to repurchase your discount notes following a transaction which is not defined as a change of control, even if the transaction may adversely affect you as noteholders. Such transactions may include a highly leveraged transaction; various transactions with our management or our affiliates; a reorganization, restructuring, merger or similar transaction involving our company; or an acquisition of our company by management or its affiliates. Any proposed highly leveraged transaction, whether or not constituting a change of control, would be required to comply with the other covenants in the indenture, including those described under "Limitations on Debt" and "Limitations on Liens."

  Asset Sales

     The parent company is required to make an offer to all holders to purchase discount notes following the consummation of certain asset sales. See "Restrictive Covenants -- Limitations on Asset Sales" for a description of the circumstances under which such an offer to purchase must be made.

EVENTS OF DEFAULT

     The following are events of default under the indenture:

          1. default in the payment of any interest on any note when it becomes due and payable if the default continues for 30 days;

          2. default in the payment of the principal of or premium, if any, on any note at its maturity;

          3. failure to perform or comply with the indenture provisions described under "Restrictive Covenants -- Limitations on Mergers or Sales of Assets;"

          4. default in the performance, or breach, of any covenant or agreement contained in the indenture, other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere in the indenture, and if the default or breach continues for 60 days after written notice is given to the parent company by the trustee or to the parent company and the trustee by the holders of at least 25% in aggregate principal amount of the discount notes then outstanding;

          5. either:

        - an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of debt of the parent company or a restricted subsidiary with an aggregate outstanding principal amount of at least $5.0 million, and the default has resulted in such debt becoming due and payable prior to the date on which it would otherwise become due and payable, whether by declaration or otherwise; or

        - a default has occurred in any payment when due at final maturity of any such debt;

          6. any person entitled to take the actions described in this clause, after the occurrence of any event of default under any agreement or instrument evidencing any debt in excess of $5.0 million in the aggregate of the parent company or any restricted subsidiary,

        - notifies the trustee of the intended sale or disposition of any assets of the parent company or any restricted subsidiary that have been pledged to or for the benefit of the person to secure the debt, or

        - commences proceedings, or takes action to retain in satisfaction of any debt, or to collect on, seize, dispose of or apply, any assets of the parent company or any restricted subsidiary, pursuant to the terms of any agreement or instrument evidencing any such debt of the parent company or any restricted subsidiary or in accordance with applicable law;

          7. one or more final judgments or orders:

        - are rendered against the parent company or any restricted subsidiary which require the payment of money, either individually or in an aggregate amount, in excess of $5.0 million;

        - are not discharged; and

        - 60 days elapse without a stay of enforcement being in effect for such judgment or order, by reason of a pending appeal or otherwise; or

          8. the occurrence of specified events of bankruptcy, insolvency or reorganization with respect to the parent company or any significant subsidiary.

     If an event of default specified in clauses 1 through 7 above occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the discount notes then outstanding may declare all payments on all of the outstanding discount notes to be due and payable immediately. This includes the principal value of, and premium, if any, on, and accrued and unpaid interest on the discount notes as of such date of declaration. The trustee must give a notice in writing to the parent company and the holders must give notice to the parent company and the trustee. Upon any such declaration of acceleration all amounts payable in respect of the discount notes will become immediately due and payable. If an event of default specified in clause 8 above occurs, then all of the outstanding discount notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of discount notes.

     After a declaration of acceleration under the indenture, the holders of a majority in aggregate principal amount of the discount notes then outstanding, by written notice to the parent company and the trustee, may rescind such declaration and its consequences if:

     - a judgment or decree for payment of the money due has not been obtained by the trustee;

     - the parent company has paid or deposited with the trustee a sum sufficient to pay:

        - all overdue interest on all discount notes;

        - all unpaid principal value of, and premium, if any, on any outstanding discount notes which has become due independently of such declaration of acceleration and interest on such amount at the rate borne by the discount notes;

        - interest upon overdue interest and overdue principal value at the rate borne by the discount notes; and

        - all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

     - all other events of default have been cured or waived.

     Rescinding a declaration of acceleration will not affect or impair the rights of the holders if another default occurs later.

     The holders of a majority in aggregate principal amount of the discount notes then outstanding may waive any past defaults under the indenture, on behalf of the holders of all the discount notes, except that they cannot waive a default:

     - in the payment of the principal value of, and premium, if any, or interest on any note; or

     - in respect of a covenant or provision which under the indenture requires unanimous consent for modification or waiver.

     If the trustee knows that a default or an event of default has occurred and is continuing, the trustee must mail a notice to each holder of the discount notes within 90 days after it first occurs, or if the trustee only learns of it later, promptly upon learning of it. If the default or event of default does not involve non-payment, the trustee may withhold the notice to the holders of the discount notes if its board of directors, executive committee or a committee of its trust officers determines in good faith that withholding the notice is in the interest of the holders.

     A noteholder may institute any proceeding with respect to the indenture or for any remedy under the indenture only if the holder has previously given the trustee written notice of a continuing event of default and the holders of at least 25% in aggregate principal amount of the discount notes then outstanding have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee:

     - has not received contrary directions from the holders of a majority in aggregate principal amount of the discount notes then outstanding; and

     - has failed to institute such proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of any amounts then due.

RESTRICTIVE COVENANTS

     The indenture currently imposes the following restrictions on the parent company:

  Limitations on Debt

     The parent company or any restricted subsidiary may incur additional debt only if after the incurrence, the parent company's consolidated cash flow ratio would be less than 6.5 to 1.0.

     In determining the parent company's consolidated cash flow ratio, all debt incurred pursuant to clause 1 of the definition of permitted debt is excluded, and pro forma effect will be given to:

     - the net proceeds of the debt incurred to refinance other debt; and

     - acquisitions or dispositions of any company, entity or business acquired or disposed of since the first day of the most recent full fiscal quarter, as if such acquisition or disposition occurred at the beginning of the most recent full fiscal quarter.

     Despite the limitation just described, the parent company may incur the following additional debt, known as permitted debt, and may permit its restricted subsidiaries to do so:

          1. debt under the bank credit facilities up to $150.0 million total at any one time;

          2. other debt of the parent company or any restricted subsidiary that was outstanding on the date of the indenture;

          3. various types of subordinated intracompany debt;

          4. debt represented by the discount notes;

          5. debt incurred or incurrable under letters of credit, bankers' acceptances or similar facilities not to exceed $5.0 million at any one time;

          6. capital lease obligations whose attributable value, as defined, does not exceed $5.0 million at any one time;

          7. guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including shares of capital stock;

          8. debt, including trade letters of credit, in respect of purchase money obligations not to exceed $5.0 million at any time;

          9. debt relating to bank overdrafts in the ordinary course of business, if such debt is extinguished within two business days of its incurrence; and

          10. renewals, extensions, substitutions, replacements or other refinancings of outstanding debt, so long as the amount, maturity, redemption provisions, seniority, subordination and other specified terms of the new debt meet criteria specified in the indenture.

  Limitations on Restricted Payments

     The parent company may not, directly or indirectly, take any of the following actions, which we refer to collectively in this document as restricted payments, and may not permit any restricted subsidiary to do so:

     - declare or pay any dividend, or make any distribution to stockholders, other than:

        - dividends or distributions payable solely in qualified equity interests of the parent company; and

        - dividends or distributions by a restricted subsidiary payable to the parent company or another restricted subsidiary;

     - purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of capital stock of the parent company, any restricted subsidiary or any affiliate of the parent company, or any options, warrants or other rights to acquire shares of capital stock, unless already redeemable by its terms or convertible into debt securities;

     - make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire, any subordinated debt, including disqualified stock, prior to the scheduled principal payment, sinking fund payment or maturity;

     - make any loan, advance, capital contribution to or other investment in any affiliate of the parent company or guarantee any affiliate's obligations, except for a permitted investment; or

     - make any other investment in any person, except for a permitted investment;

unless at the time of, and immediately after giving effect to, the proposed action:

     - no default or event of default has occurred and is continuing;

     - the parent company could incur additional debt, other than permitted debt, under the "Limitations on Debt" covenant; and

     - the aggregate amount of all restricted payments of the types listed above, declared or made after the issue date of the discount notes, does not exceed the sum of:

        - the difference between

           - 100% of the parent company's aggregate consolidated cash flow measured on a cumulative basis during the period beginning on January 1, 1996 and ending on the last day of the parent company's most recent fiscal quarter for which internal financial statements are available ending before the date of the proposed restricted payment, and

           - twice the amount of consolidated interest expense accrued on a cumulative basis during the same period; plus

        - the total net proceeds received by the parent company from the issuance or sale of qualified equity interests of the parent company; plus

        - the total net proceeds received by the parent company from the issuance or sale of debt securities or disqualified stock that have been converted into or exchanged for qualified stock of the parent company, together with the total net cash proceeds received by the parent company from the conversion or exchange; plus

        - the net cash proceeds received by the parent company or a wholly-owned subsidiary from the sale of any unrestricted subsidiary unless such proceeds have already been included in any one of the previous calculations.

     In computing the parent company's consolidated cash flow,

     - the net income, but not the net loss, of any restricted subsidiary is excluded to the extent that the declaration or payment of dividends or similar distributions by such restricted subsidiary is restricted, directly or indirectly, except to the extent that such net income could be paid to the parent company or one of its restricted subsidiaries by loans, advances, intercompany transfers, principal repayments or otherwise;

     - the parent company may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the parent company for the remaining portion of the relevant period; and

     - the parent company will be permitted to rely in good faith on the financial statements and other financial data derived from its books and records that are available on the date of determination. If the parent company makes a restricted payment which, when made, would be permitted under the requirements of the indenture, in the good faith determination of the board of directors of the parent company that restricted payment will be deemed to have been made in compliance with the indenture even though later adjustments may be made in good faith to the parent company's financial statements affecting its consolidated adjusted net income for any period.

     Despite the above limitations, the parent company and its restricted subsidiaries may do one or more of the following:

          1. pay any dividend within 60 days after it is declared, if on the day it is declared the payment would not have been prohibited by the provisions described above;

          2. repurchase, redeem, acquire or retire any shares of capital stock of the parent company, in exchange for qualified equity interests of the parent company, or out of the net cash proceeds of a substantially concurrent issuance and sale of qualified equity interests of the parent company to a person other than a restricted subsidiary;

          3. purchase, redeem, acquire or retire subordinated debt in exchange for qualified stock of the parent company, or out of the net cash proceeds of a substantially concurrent issuance and sale of shares of qualified stock of the parent company to a person other than a restricted subsidiary;

          4. purchase, redeem, acquire or retire subordinated debt, plus the amount of any premium required to be paid in connection with the refinancing under the terms of the debt being refinanced or the amount of any premium reasonably determined by the parent company as necessary to accomplish the refinancing through a tender offer or privately negotiated repurchase, in exchange for subordinated debt of the parent company, or out of the net cash proceeds of a substantially concurrent incurrence or sale of subordinated debt of the parent company to a person other than a restricted subsidiary, so long as:

        - the new subordinated debt is subordinated to the discount notes to the same extent as the subordinated debt that is purchased, redeemed, acquired or retired; and

        - the new subordinated debt has an average life longer than the average life of the discount notes and a final stated maturity of principal later than the final stated maturity of the discount notes.

          5. pay cash, property or securities to any employee of the parent company or any subsidiary in connection with the issuance or redemption of stock of any such company pursuant to any employee stock option plan or board resolution, up to a total of $500,000 during any fiscal year or a total of $2.0 million during the term of the discount notes;

          6. repurchase subordinated debt at a purchase price that does not exceed 101% of its principal amount, following a change of control, if before the repurchase the parent company has:

        - made a change of control offer, as described in "Repurchase of Discount Notes at the Option of Holders" and

        - repurchased all discount notes validly tendered for payment in connection with the change of control offer;

          7. make investments in persons with shares of the parent company's qualified stock or investments in persons made out of the net cash proceeds of a substantially concurrent issuance and sale of shares of the parent company's qualified stock, except for a sale to a restricted subsidiary;

          8. make investments of up to $50.0 million total in persons whose operations are all or substantially all in the telecommunications business;

          9. make debt investments of up to $75.0 million total in Benbow PCS Ventures, Inc.; and/or

          10. pay up to $5.0 million total that would otherwise constitute a restricted payment.

     The restricted payments described in clauses 2, 3, 5, 6, 7, 8, 9 and 10 above will reduce the permitted amount of restricted payments that would otherwise be available under the provisions summarized in the first paragraph of this section. The restricted payments described in clauses 1 and 4 above will not reduce the amount that would otherwise be available for restricted payments. The restricted payments described in clauses 5 through 11 above may only be made if no default or event of default has occurred and is continuing.

     For the purpose of making any calculations under the indenture,

     - an investment will include the fair market value of the net assets of any restricted subsidiary at the time that the restricted subsidiary is designated an unrestricted subsidiary and will, for the purpose of this covenant, exclude the fair market value of the net assets of any unrestricted subsidiary that is designated as a restricted subsidiary;

     - any property transferred to or from an unrestricted subsidiary will be valued at fair market value at the time of such transfer, if the fair market value of the asset or property is determined by the board of directors of the parent company in good faith; and

     - subject to what we have just said, the board of directors of the parent company will make a good faith determination of the value of any restricted payment not made in cash.

     If the total amount of all restricted payments calculated under these provisions includes an investment in an unrestricted subsidiary or other person that later becomes a restricted subsidiary, the investment will no longer be counted as a restricted payment for purposes of calculating the aggregate amount of restricted payments.

     If an investment resulted in the making of a restricted payment, the aggregate amount of all restricted payments calculated under these provisions will be reduced by the amount of any net reduction in that investment that results from the payment of interest or dividends, loan repayment, transfer of assets or otherwise, to the extent the net reduction is not included in the parent company's consolidated adjusted net income. The aggregate amount of all restricted payments, however, may only be reduced by the lesser of the cash proceeds received by the parent company and its restricted subsidiaries in connection with the net reduction or the initial amount of the investment.

  Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The parent company may not, and may not permit any restricted subsidiary to, create, assume or otherwise cause or suffer to exist or to become effective any consensual encumbrance or restriction on the ability of any restricted subsidiary to:

     - pay any dividends or make any other distributions on its capital stock;

     - pay any debt owed to the parent company or any restricted subsidiary;

     - make loans or advances to the parent company or any restricted subsidiary;

     - transfer any of its property or assets to the parent company or any restricted subsidiary; or

     - guarantee any debt of the parent company or any restricted subsidiary;

other than those encumbrances or restrictions under:

     - bank credit facilities existing as of the date of issuance of the discount notes;

     - other debt of the parent company or any restricted subsidiary existing as of the date of issuance of the discount notes;

     - customary non-assignment or sublease provisions of any lease governing a leasehold interest of the parent company or any restricted subsidiary;

     - any agreement or other instrument binding solely upon any one person at the time that person becomes a subsidiary of the parent company, if the encumbrances or restrictions were not incurred in anticipation of that person becoming a subsidiary of the parent company;

     - bank credit facilities to refinance amounts outstanding under the 9 1/2% notes or the 14 1/2% notes of Arch Wireless Communications, Inc. referred to under "Description of Notes to be Tendered," but only if the board of directors of the parent company files a resolution with the trustee that the terms and conditions of any such encumbrances or restrictions are not materially more restrictive than those contained under the existing the bank credit facility;

     - any renewals, extensions, substitutions, refinancings, successive refinancings or replacement of any debt described in the five clauses above, but only if the board of directors of the parent company files a resolution with the trustee that the terms and conditions are not materially more restrictive than those of the agreements relating to the debt that is being renewed, extended, substituted, refinanced or replaced.

  Limitations on Asset Sales

     The parent company may not engage in any asset sale and will not permit any restricted subsidiary to do so, unless:

     - the consideration received by the parent company or the restricted subsidiary from the asset sale equals or exceeds the fair market value of the assets sold, as determined by the board of directors of the parent company, whose good faith determination will be conclusive; and

     - at least 85% of the consideration received by the parent company or the relevant restricted subsidiary from the asset sale consists of:

        - cash or cash equivalents; or

        - the assumption by the transferee of debt of the parent company that ranks equal in right of payment with the discount notes, or any debt of a restricted subsidiary, and the release of the parent company or the restricted subsidiary from all liability on the debt that is assumed.

     If the parent company or any restricted subsidiary engages in an asset sale, the parent company may use the net cash proceeds of the asset sale, within 12 months after the asset sale, to:

     - make a permanent reduction of amounts outstanding under the bank credit facilities or repay or prepay any then outstanding debt of the parent company that ranks equal in right of payment with the discount notes, or any debt of a restricted subsidiary; or

     - invest, or enter into a legally binding agreement to invest, in:

        - properties and assets to replace the properties and assets that were the subject of the asset sale, or

        - properties and assets that will be used in the telecommunications businesses of the parent company or its restricted subsidiaries.

     If a legally binding agreement to invest net cash proceeds is terminated, then the parent company may, within 90 days of such termination or within 12 months of such asset sale, whichever is later, invest the net cash proceeds as provided in the first or second clause above. Before applying the net cash proceeds of an asset sale pursuant to the second clause above, the parent company may use the net cash proceeds to temporarily reduce borrowings under the bank credit facilities. We refer to the amount of any net cash proceeds not used in the way described in this paragraph as excess proceeds.

     When excess proceeds total $5.0 million, the parent company will, within 30 days, make an offer to purchase the maximum principal value, expressed as a multiple of $1,000, of discount notes that may be purchased with the excess proceeds. The parent company will extend the offer to all noteholders, on a pro rata basis, in accordance with the procedures set forth in the indenture. The offer price for each note will be payable in cash. The price will equal 100% of the principal value of the note, plus accrued interest, if any, to the date the offer to purchase is completed. To the extent that the aggregate principal value of discount notes tendered in response to our offer to purchase is less than the excess proceeds, the parent company may use the remaining excess proceeds for other general corporate purposes. If the aggregate principal value of discount notes validly tendered and not withdrawn by their holders exceeds the excess proceeds, discount notes to be purchased will be selected on a pro rata basis. Upon completion of our offer to purchase, the amount of excess proceeds will be reset to zero.

  Limitations on Mergers or Sales of Assets

     The parent company may not:

     - consolidate with or merge with or into any other person; or

     - convey, transfer or lease its properties and assets as an entirety to any person or persons; or

     - permit any restricted subsidiary to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in the conveyance, transfer or lease of all or substantially all of the properties and assets of the parent company and its restricted subsidiaries on a consolidated basis to any person;

unless:

     - either:

        - the parent company is the surviving corporation; or

        - the person formed by such consolidation or into which the parent company or a restricted subsidiary is merged or the person which acquires, by conveyance, transfer or lease, the properties and assets of the parent company or such restricted subsidiary substantially as an entirety

           - is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state or the District of Columbia, and

           - expressly assumes, by a supplemental indenture executed and delivered to the trustee, in form satisfactory to the trustee, the parent company's obligation for the due and punctual payment of the principal, premium, if any, and interest on all the discount notes and the performance and observance of every covenant of the indenture to be performed or observed on the part of the parent company;

     - immediately after giving effect to such transaction or series of transactions and treating any obligation of the parent company or a subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default has occurred and is continuing;

     - immediately after giving effect to such transaction or series of transactions on a pro forma basis, the parent company's consolidated net worth, or the consolidated net worth of the surviving entity if the parent company is not the continuing obligor under the indenture, is at least equal to the parent company's consolidated net worth immediately before the transaction or series of transactions;

     - immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis, the parent company, or the surviving entity if the parent company is not the continuing obligor under the indenture, could incur additional debt, other than permitted debt, under the provisions of the "Limitations on Debt" covenant

        - on the assumption that the transaction or series of transactions occurred on the first day of the last full fiscal quarter immediately prior to the actual consummation of such transaction or series of transactions,

        - with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation; and

     - if any of the property or assets of the parent company or any of its restricted subsidiaries would become subject to any lien, the provisions of the "Limitations on Liens" covenant are complied with.

     In connection with any such consolidation, merger, conveyance, transfer or lease, the parent company or the surviving entity will deliver to the trustee an officer's certificate, attaching the computations to demonstrate compliance with the third and fourth clause above, and an opinion of counsel, each stating that:

     - the consolidation, merger, conveyance, transfer or lease complies with the requirements of the covenant described under "Limitations on Mergers or Sales of Assets";

     - any supplemental indenture required in connection with such transaction complies with that covenant; and

     - all conditions precedent relating to such transaction provided for in that covenant have been complied with.

     Upon any transaction or series of transactions that are of the type described in the immediately preceding paragraphs, and that are effected in accordance with the conditions described above, the surviving entity shall succeed to the parent company, shall be substituted for the parent company, and may exercise every right and power of the parent company under the indenture with the same effect as if the surviving entity had been named as the parent company in the indenture. When a surviving entity duly assumes all of the obligations and covenants of the parent company pursuant to the indenture and the discount notes, the predecessor person shall be relieved of all such obligations, except in the case of a lease.

  Limitations on Transactions with Affiliates and Related Persons

     The parent company and its restricted subsidiaries may not enter into any transaction or series of transactions with any affiliate of the parent company or any related person other than the parent company or a wholly owned restricted subsidiary, unless:

     - the terms of the transaction or series of transactions are no less favorable to the parent company or such restricted subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an affiliate or a related person; and

     - if the transaction or series of transactions involves aggregate consideration of over $1.0 million, then it is approved by a resolution adopted by a majority of the parent company's board of directors, including the approval of a majority of the disinterested directors. Any such transaction or series of transactions approved in this manner shall be conclusively deemed to be on terms no less favorable to the parent company or such restricted subsidiary than those that could be obtained in an arm's-length transaction.

     This restriction will not apply, however, to:

     - transactions between the parent company or any of its restricted subsidiaries and any employee of the parent company or any of its restricted subsidiaries that are entered into in the ordinary course of business;

     - the payment of reasonable and customary regular fees and expenses to directors of the parent company;

     - the making of indemnification, contribution or similar payments to any director or officer of the parent company or any restricted subsidiary under charter or by-law provisions, whether now in effect or subsequently amended, or any indemnification or similar agreement with any director or officer; or

     - the entering into of any such indemnification agreements with any current or future directors or officers of the parent company or any restricted subsidiary.

  Limitations on Issuances and Sales of Capital Stock of Restricted Subsidiaries

     The parent company:

     - may not permit any restricted subsidiary to issue any capital stock, except to the parent company or a restricted subsidiary; and

     - may not permit any person other than the parent company or a restricted subsidiary to own any capital stock of any restricted subsidiary;

except that:

     - the parent company or any restricted subsidiary may issue and sell all, but not less than all, of the issued and outstanding capital stock of any restricted subsidiary owned by it in compliance with the other provisions of the indenture; or

     - the parent company may acquire less than all of the equity ownership or voting stock of a person that will be a subsidiary upon the consummation of the acquisition.

  Unrestricted Subsidiaries

     The parent company's board of directors may designate any subsidiary, including any newly acquired or newly formed subsidiary, to be an unrestricted subsidiary so long as:

     - neither the parent company nor any restricted subsidiary is directly or indirectly liable for any debt of such subsidiary;

     - no default with respect to any debt of such subsidiary would permit, upon notice, lapse of time or otherwise, any holder of any other debt of the parent company or any restricted subsidiary to declare a default on such other debt or cause the payment of such other debt to be accelerated or payable prior to its stated maturity;

     - any investment in such subsidiary made as a result of designating such subsidiary an unrestricted subsidiary will not violate the provisions of the "Limitations on Restricted Payments" covenant;

     - every contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, between such subsidiary and the parent company or any restricted subsidiary is on terms that might be obtained at the time from persons who are not affiliates of the parent company; and

     - neither the parent company nor any restricted subsidiary has any obligation to subscribe for additional shares of capital stock or other equity interest in such subsidiary, or to maintain or preserve such subsidiary's financial condition or to cause such subsidiary to achieve certain levels of operating results.

However, the parent company may not designate as an unrestricted subsidiary any subsidiary which is a significant subsidiary on the date of the indenture, and may not sell, transfer or otherwise dispose of any properties or assets of any significant subsidiary to an unrestricted subsidiary, except in the ordinary course of business.

     The parent company's board of directors may designate any unrestricted subsidiary as a restricted subsidiary, but doing so will be deemed an incurrence of debt by a restricted subsidiary of any outstanding debt of such unrestricted subsidiary. The parent company's board of directors may only make the designation if:

     - such debt is permitted under the "Limitations on Debt" covenant; and

     - no default or event of default would be in existence following such designation.

  Limitations on Liens

     The parent company may not create, incur or assume any liens, and will not permit any restricted subsidiary to incur any liens, on or with respect to any of its property, assets, including any shares of stock or indebtedness of any restricted subsidiary, whenever acquired, income, profits or other proceeds, or assign or convey any right to receive income, unless:

     - in the case of any lien securing any debt which ranks equally in right of payment with the discount notes or is subordinated debt, the discount notes are secured by a lien on such property, assets or proceeds that is senior in priority to such lien; and

     - in the case of any other lien, the discount notes are equally and ratably secured with the obligation or liability secured by such lien.

     Despite the limitations just described, the parent company and its restricted subsidiaries may incur the following liens, called permitted liens:

     - liens existing on the issuance date of the discount notes, except for liens securing debt under the bank credit facilities;

     - liens on property or assets of the parent company securing debt under or with respect to the bank credit facilities;

     - liens securing the discount notes;

     - liens on property or assets of a restricted subsidiary securing debt of the restricted subsidiary other than guarantees with respect to debt of the parent company;

     - any interest or title of a lessor under any capital lease obligation or sale and leaseback transaction under which the parent company is lessee so long as the attributable value secured by the lien does not exceed the principal amount of debt permitted under the "Limitations on Debt" covenant;

     - liens securing acquired debt created before the incurrence of such debt by the parent company and not in connection with or in contemplation of incurring such debt, if the lien does not extend to any property or assets of the parent company other than the assets acquired in connection with the incurrence of the acquired debt;

     - liens arising from purchase money mortgages and purchase security interests incurred in the ordinary course of the business of the parent company, if

        - the related debt is not secured by any property or assets of the parent company other than the property and assets that are acquired and

        - the lien securing the debt is created within 60 days of the acquisition;

     - statutory liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if the parent company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens for taxes, assessments, government charges or claims that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if the parent company has made whatever reserve or other appropriate provision may be required in conformity with GAAP;

     - liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

     - rights of banks to set off deposits against debts owed to them;

     - other liens incidental to the conduct of the business of the parent company or any of its subsidiaries, or the ownership of their assets that do not materially detract from the value of the property subject to the liens;

     - liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts and other obligations of a similar nature incurred in the ordinary course of business, other than contracts for the payment of money;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the parent company and the restricted subsidiaries, taken as a whole, incurred in the ordinary course of business;

     - liens arising by reason of any judgment, decree or order of any court so long as such lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of the judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

     - any extension, renewal or replacement, in whole or in part, of any lien described in the previous 15 clauses if any such extension, renewal or replacement does not extend to any additional property or assets.

  Other Covenants

     The indenture also contains restrictions on indebtedness between the parent company and its subsidiaries, and requires the parent company to maintain its properties, pay its taxes, maintain insurance coverage and provide financial statements to the trustee.

AMENDMENTS AND WAIVERS

     The parent company and the trustee can modify and amend the indenture with the consent of holders of a majority of the principal amount of the discount notes then outstanding. Every holder, however, must consent in order to:

     - change the stated maturity of the principal of any note or any installment of interest on any note, or reduce the principal amount of any note or the rate of interest on any note or any premium payable upon the redemption of any note, or change the place of payment, or the coin or currency of payment for amounts due under any note, or impair the right to sue for payment after the stated maturity of such payment or, in the case of redemption, on or after the redemption date;

     - reduce the percentage of holder approval required for consent to any such amendment or any waiver of compliance with specified provisions of the indenture or specified defaults and their consequences provided for under the indenture; or

     - modify any provisions relating to "Amendments and Waivers" or the fourth full paragraph under "Events of Default" above, except to increase the percentage of outstanding discount notes required to consent to such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of every outstanding note affected by the modification or waiver.

     Except as described above, holders of a majority of the principal amount of the discount notes then outstanding may waive compliance with restrictive covenants and provisions of the indenture.

IMPORTANT DEFINITIONS

     There are some defined terms used in the indenture. You should read the indenture for a full definition of all these terms, as well as other terms we have used but not defined in this prospectus.

     Asset sale means any kind of transfer to any person, whether through sale, issuance, conveyance, transfer, lease or other disposition, including disposition by way of merger, consolidation or sale and leaseback transaction, directly or indirectly, in one transaction or a series of related transactions, of:

     - any capital stock of any restricted subsidiary;

     - all or substantially all of the properties and assets of the parent company and its restricted subsidiaries representing a division or line of business; or

     - any other properties or assets of the parent company or any restricted subsidiary, other than in the ordinary course of business.

The term asset sale shall not include any transfer of properties or assets:

     - that is governed by the provisions of the indenture described under "Limitations on Mergers or Sales of Assets";

     - between or among the parent company and its restricted subsidiaries;

     - constituting an investment in a telecommunications business, if permitted under the "Limitations on Restricted Payments" covenant;

     - representing obsolete or permanently retired equipment and facilities; or

     - the gross proceeds of which, exclusive of indemnities, do not exceed $1.0 million for any particular item or $2.0 million in the aggregate for any fiscal year of the parent company.

     Attributable value means, with respect to any lease, the present value of the obligations of the lessee of the property subject to the lease for rental payments during the shorter of

     - the remaining term of the lease, including any period for which the lease has been extended or may be extended at the option of the lessor, or

     - the period during which the lessee is not entitled to terminate the lease without penalty or upon payment of penalty if on the date of determination it is the lessee's intention to terminate the lease when it becomes entitled to do so. If the first event to occur is the lessee's becoming eligible to terminate the lease upon payment of a penalty, the rental payments shall include the penalty. In calculating the present value of the rental payments, all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges shall be excluded. The present value should be discounted at the interest rate implicit in the lease, or, if not known, at the parent company's incremental borrowing rate.

     Average life means, with respect to amounts payable under any debt or disqualified stock,

     - the sum of the products of

        - the number of years from the date of determination to the date or dates of each principal payment, multiplied by

        - the amount of each such successive scheduled principal payment, divided by

     - the sum of all such principal payments.

     Consolidated adjusted net income means, for any period, the net income or net loss of the parent company and its restricted subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

     - any net after-tax extraordinary gains or losses, less all related fees and expenses;

     - any net after-tax gains or losses, less all related fees and expenses, attributable to asset sales;

     - the portion of net income or loss of any unrestricted subsidiary or other person except for the parent company or a restricted subsidiary, in which the parent company or any restricted subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the parent company or any restricted subsidiary in cash dividends or distributions by such person during such period; and

     - the net income or loss of any person combined with the parent company or any restricted subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination.

     Consolidated cash flow means consolidated adjusted net income increased, without duplication, by

     - consolidated interest expense, plus

     - consolidated income tax expense, plus

     - consolidated non-cash charges.

     Consolidated cash flow ratio means the ratio of:

     - the aggregate principal amount of debt of the parent company and its restricted subsidiaries on a consolidated basis outstanding as of the date of calculation; to

     - consolidated cash flow for the most recently ended full fiscal quarter multiplied by four.

     Consolidated income tax expense means the provision for federal, state, local and foreign income taxes of the parent company and its restricted subsidiaries as determined on a consolidated basis in accordance with GAAP.

     Consolidated interest expense means, without duplication, the sum of:

     - the amount which would be set forth opposite the caption "interest expense," or any like caption, on a consolidated statement of operations of the parent company and its restricted subsidiaries, in conformity with GAAP including,

        - amortization of debt discount,

        - the net cost of interest rate contracts including amortization of discounts,

        - the interest portion of any deferred payment obligation,

        - amortization of debt issuance costs,

        - the interest component of capital lease obligations of the parent company and its restricted subsidiaries, and

        - the portion of any rental obligation of the parent company and its restricted subsidiaries in respect of any sale and leaseback transaction allocable during such period to interest expense, determined as if it were treated as a capital lease obligation, plus

     - all interest on any debt of any other person guaranteed and paid by the parent company or any of its restricted subsidiaries.

Consolidated interest expense will not, however, include any gain or loss from extinguishment of debt, including write-off of debt issuance costs.

     Consolidated non-cash charges means the aggregate depreciation, amortization and other non-cash expenses of the parent company and its restricted subsidiaries reducing consolidated adjusted net income, determined on a consolidated basis in accordance with GAAP, excluding any non-cash charge that requires an accrual of or reserve for cash charges for any future period.

     The debt of a person means, without duplication:

     - every obligation of that person for money borrowed;

     - every obligation of that person evidenced by bonds, debentures, notes or other similar instruments;

     - every reimbursement obligation of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     - every obligation of that person issued or assumed as the deferred purchase price of property or services;

     - the attributable value of every capital lease obligation and sale and leaseback transaction of that person;

     - all disqualified stock of that person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends and

     - every guarantee by that person of an obligation of the type referred to in the previous six clauses, of another person and dividends of another person.

An obligation constitutes debt of a person whether recourse is to all or a portion of that person's assets, and whether or not contingent. For purposes of this definition, the "maximum fixed repurchase price" of any disqualified stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such disqualified stock as if such disqualified stock were repurchased on any date on which debt is required to be determined pursuant to the indenture, and if the price is based upon, or measured by, the fair market value of such disqualified stock, the fair market value will be determined in good faith by the board of directors of the issuer of such disqualified stock. In no case, however, will trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by a person be considered debt for purposes of this definition. The amount outstanding at any time of any debt issued with original issue discount is the aggregate principal amount of such debt, less the remaining unamortized portion of the original issue discount of such debt at such time, as determined in accordance with GAAP.

     Default means any event that is, or after notice or passage of time or both would be, an event of default.

     Incur means to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, a debt. However, the accrual of interest or the accretion of original issue discount shall not be considered an incurrence of debt.

     Maturity means the date on which any principal of a note becomes due and payable as provided in the note or in the indenture, whether at the stated maturity of the principal of the note or by declaration of acceleration, call for redemption, purchase or otherwise.

     The net cash proceeds of any asset sale are the proceeds of such sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, or stock or other assets when disposed for cash or cash equivalents, except to the extent that such obligations are financed or sold by the parent company or any restricted subsidiary with recourse to the parent company or any restricted subsidiary, net of:

     - brokerage commissions, legal and investment banking fees and expenses and other fees and expenses related to the asset sale;

     - provisions for all taxes payable as a result of the asset sale;

     - payments made to retire debt that is secured by the assets that are sold;

     - amounts required to be paid to any person other than the parent company or any restricted subsidiary owning a beneficial interest in the assets that are sold; and

     - appropriate amounts to be provided by the parent company or any restricted subsidiary as a reserve required in accordance with GAAP against any liabilities associated with the asset sale and retained by the seller after the asset sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the asset sale.

     Permitted investments means any of the following:

     - investments in:

        - any evidence of debt consisting of government securities with a maturity of 180 days or less;

        - certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of at least $500 million; and

        - commercial paper with a maturity of 180 days or less issued by a corporation that is not an affiliate of the parent company and is organized under the laws of any state of the United States or the District of Columbia and having the highest rating obtainable from Moody's Investors Service or Standard & Poor's Ratings Group;

     - investments by the parent company or any restricted subsidiary in another person, if as result of such investment the other person

        - becomes a restricted subsidiary, or

        - is merged or consolidated with or into the parent company or a restricted subsidiary, or transfers or conveys all or substantially all of its assets to the parent company or a restricted subsidiary;

     - investments by the parent company or any restricted subsidiary in another person made pursuant to the terms of a definitive merger, stock purchase or similar agreement providing for a business combination transaction between the parent company or a restricted subsidiary and such person if:

        - within 365 days of the date of the investment, such other person, pursuant to the terms of such agreement, becomes a restricted subsidiary or is merged or consolidated with or into the parent company or a restricted subsidiary, or transfers or conveys all or substantially all of its assets to the parent company or a restricted subsidiary; or

        - if the agreement is terminated before the transactions it contemplates are closed, the parent company or such restricted subsidiary liquidates the investment within 365 days of such termination.

     - investments by the parent company or any of the restricted subsidiaries in one another;

     - investments in assets owned or used in the ordinary course of business;

     - investments in existence on March 12, 1996; and

     - promissory notes received as a result of asset sales permitted under the "Limitations on Asset Sales" Covenant.

     Qualified equity interest means any qualified stock and all warrants, options or other rights to acquire qualified stock but excludes any debt security that is convertible into or exchangeable for capital stock.

     Related person means any beneficial owner of 10% or more of the parent company's voting stock.

     Significant subsidiary means any restricted subsidiary that, together with its subsidiaries:

     - accounted for more than 10% of the consolidated revenues of the intermediate holding company and its restricted subsidiaries during the intermediate holding company's most recent fiscal year; or

     - as of the end of that fiscal year, was the owner of more than 10% of the consolidated assets of the intermediate holding company and its restricted subsidiaries, all as set forth on the most recently available consolidated financial statements of the intermediate holding company for that fiscal year.

     Subordinated debt means debt of the parent company that is subordinated in right of payment to the discount notes.

                                                                         ANNEX K

                      CHART OF COVENANTS TO BE ELIMINATED

                                                                         ANNEX K

                           COVENANTS TO BE ELIMINATED

                                                         APPLICABLE INDENTURE SECTION
                                     ---------------------------------------------------------------------
                                                                                                  10 7/8%
                                        9 1/2%          14%          12 3/4%        13 3/4%      DISCOUNT
                                     SENIOR NOTES   SENIOR NOTES   SENIOR NOTES   SENIOR NOTES     NOTES
WHERE DESCRIBED IN RESPECTIVE ANNEX   (ANNEX F)      (ANNEX G)      (ANNEX H)      (ANNEX I)     (ANNEX J)
-----------------------------------  ------------   ------------   ------------   ------------   ---------
"RESTRICTIVE COVENANTS"
"-- Limitations on Mergers or Sales
  of Assets".......................       801           5.01           8.01           8.01          801
"-- Limitations on Debt"...........      1009           4.03          10.08          10.08         1008
"-- Limitations on Restricted
  Payments"........................      1010           4.04          10.09          10.09         1009
"-- Limitations on Dividend and
  Other Payment Restrictions
  Affecting Restricted
  Subsidiaries"....................      1012           4.05          10.10          10.10         1010
"-- Limitations on Transactions
  with Affiliates and Related
  Persons".........................      1011           4.07          10.11          10.11         1011
"-- Limitations on Asset Sales"....      1013           4.06          10.12          10.12         1012
"-- Limitations on Issuances and
  Sale of Capital Stock of
  Restricted Subsidiaries".........      1008           4.11          10.13          10.13         1013
"-- Limitations on Liens"..........      1007           4.09          10.17          10.17         1017
"-- Unrestricted Subsidiaries".....       101           1.01          10.18          10.18         1018
"-- Limitations on Subsidiary
  Guarantees"......................      1014           4.10          10.22          10.22          N/A
"-- Limitations of Certain
  Covenants".......................       N/A            N/A            N/A          10.24          N/A
"-- Other Covenants"...............      1005            N/A          10.05          10.05         1005
"-- Other Covenants"...............      1006            N/A          10.06          10.06         1006
"-- Other Covenants"...............       N/A            N/A          10.07          10.07         1007
"-- Other Covenants"...............       N/A            N/A            N/A          10.23         1021
"REPURCHASE AT OPTION OF
  HOLDERS".........................      1015           4.08          10.15          10.15         1015

                       EVENTS OF DEFAULT TO BE ELIMINATED

                                                          APPLICABLE INDENTURE SECTION
                                     ----------------------------------------------------------------------
                                                                                                   10 7/8%
                                     9 1/2% SENIOR       14%          12 3/4%        13 3/4%      DISCOUNT
WHERE DESCRIBED IN RESPECTIVE ANNEX      NOTES       SENIOR NOTES   SENIOR NOTES   SENIOR NOTES     NOTES
UNDER "EVENTS OF DEFAULT"              (ANNEX F)      (ANNEX G)      (ANNEX H)      (ANNEX I)     (ANNEX J)
-----------------------------------  -------------   ------------   ------------   ------------   ---------
Paragraph 3........................   501(h)          6.01(3)        5.01(c)        5.01(c)       501(3)
Paragraph 5........................   501(e)          6.01(6)        5.01(e)        5.01(e)       501(5)
Paragraph 6........................   501(g)          6.01(10)       5.01(f)        5.01(f)       501(6)
Paragraph 7........................   501(f)          6.01(9)        5.01(g)        5.01(g)       501(7)
Paragraph 8........................   501(d)          6.01(7)        5.01(h)        5.01(h)       501(8)
Paragraph 8........................     N/A           6.01(8)        5.01(i)        5.01(I)       501(9)

                                                                         ANNEX L

                  HYPOTHETICAL CHAPTER 7 LIQUIDATION ANALYSIS

                                                                         ANNEX L

                             HYPOTHETICAL CHAPTER 7

                              LIQUIDATION ANALYSIS

     We have prepared an analysis of the distributions which our creditors are likely to receive in a hypothetical chapter 7 liquidation in order to determine whether each creditor will receive more under our proposed prepackaged joint plan of reorganization than they would receive in a chapter 7 liquidation.

     Section 1129(a)(7) of the bankruptcy code requires, with respect to each impaired class under a plan of reorganization, that each holder of an allowed claim or interest in such class either (a) has accepted the plan or (b) will receive or retain under the plan on account of such claim or interest property of a value, as of the effective date of such plan, that is not less than the amount that such person would receive or retain if the company were liquidated under chapter 7 of the bankruptcy code on the effective date.

     We have estimated, hypothetically, the fair realizable present value of our assets through liquidation in a chapter 7 bankruptcy proceeding as well as the costs that would be incurred and the additional liabilities that would arise in such a liquidation proceeding. We have then applied the proceeds of the liquidation to satisfaction of creditor claims in accordance with the distribution requirements of chapter 7 of the bankruptcy code to determine the amount of distributions the different classes of our creditors would receive in a liquidation.

     Liquidation proceeds of secured creditor collateral are first distributed to the secured creditor with a lien on the collateral from which the proceeds are generated. Proceeds, if any, in excess of secured creditor claims are then available to satisfy claims in the following order: expenses of administration (including the costs of the chapter 7 liquidation, such as the fees and expenses of the chapter 7 trustee), claims entitled to priority in accordance with the bankruptcy code and general unsecured creditor claims. Liquidation proceeds of assets that are not subject to a security interest are available to satisfy claims in the same order of priority as proceeds of collateral in excess of secured claims.

     Substantially all of our assets, except cash, are subject to security interests in favor of our lenders under the secured credit facility. Our obligations to those lenders as of May 1, 2001 totaled approximately $1.1 billion. In addition, many of our assets are subject to security interests in favor of the holders of the Arch Wireless Communications, Inc. 9 1/2% notes and 14% notes, which as of May 1, 2001 were outstanding in the principal amount of $225 million. Not including cash, we estimate that the fair realizable present value of all of our assets in a hypothetical chapter 7 liquidation is $277 million.

     We do not believe it is necessary or helpful to allocate liquidation proceeds to the different groups of secured creditors because even if you assume that the secured credit facility lenders have first right to all liquidation proceeds, which they do not, they would only receive a distribution of approximately 25% of the principal amount of their claims. Conversely, assuming that the secured noteholders have an equal claim with the secured credit facility lenders to all of the liquidation proceeds, which they do not, the noteholders and lenders combined would receive a distribution of approximately 21% of the principal amount of their claims. Under the prepackaged bankruptcy plan, the secured credit facility lenders' claims will be satisfied in full and the secured noteholders will receive debt securities and equity securities which have a combined principal amount and liquidation preference equal to the principal amount of the secured noteholder claims plus interest accrued through June 30, 2001. Even if the present value of the notes and preferred stock distributed to lenders and noteholders have a value that is less than the principal amount and liquidation preference of the notes and preferred stock, we do not believe that the discount would make the present value of such notes and preferred stock less than the distribution secured credit facility lenders and secured noteholders would receive in a liquidation.

     Because the liquidation value of our assets, other than cash, is substantially less than our secured claims, the only funds that would be available to pay costs of administration, priority claims and unsecured claims would be our cash on hand as of the commencement of our hypothetical chapter 7 liquidation. We estimate that as of June 30, 2001, our cash on hand will total approximately $54.1 million, all of which is held by the operating company, except for approximately $9.1 million held by the parent.

     The cash on hand would be first used to pay the expenses of administration. For the operating company we have estimated the total costs of administration to be $22.8 million. For the intermediate holding company we have estimated $.5 million and for the parent company we have estimated $0.9 million.

     As of June 30, 2001, we estimate that the operating company would owe priority claims of approximately $30.0 million, consisting of unpaid wages, vacation pay and statutory or contractural severance costs. We do not believe that the operating company would have sufficient cash to pay all priority claims in full. Under the prepackaged bankruptcy plan, priority claims will be paid in full in cash when due.

     The unsecured creditors of the operating company in a liquidation would receive no distribution on account of their claims.

     The intermediate holding company has no cash assets. Therefore, in a liquidation its unsecured creditors, including unsecured noteholder claims, would receive no distribution.

     The parent company has cash assets of $9.1 million. We estimate approximately $0.9 million of expenses of administration. The parent has no priority creditors. We, therefore, estimate that the parent will have $8.2 million available to pay its general unsecured creditors. Its unsecured obligations include the claims of the secured credit facility lenders that are not satisfied from the proceeds of their collateral. Assuming that the secured credit facility lenders and the secured noteholders share equally in the liquidation proceeds of all non-cash collateral, the unsecured deficiency of the secured credit facility lenders would be $880 million. The parent company also owes $113 million on account of its senior discount notes. Accordingly, we estimate that the parent's unsecured creditors would receive a liquidation distribution of less than 1% of the principal amount of their claims.

     Underlying this liquidation analysis are a number of estimates and assumptions that are inherently subject to significant uncertainties. These estimates and assumptions were developed by us through analysis of market transactions, experience and the use of other valuation approaches. There can be no assurance that the recoveries and estimated liquidation expenses, set forth in this analysis would be realized if we were, in fact, to undergo such a liquidation.

     We have approached this liquidation analysis on an asset liquidation basis because there is no assurance that our FCC licenses could be assumed and assigned in a chapter 7 case. The inability to assume and assign the FCC licenses would effectively eliminate the possibility that we could continue operating during the chapter 7 case and be liquidated as a "going concern" or "going concerns".

     Our liquidation analysis assumes that assets would be broken up and sold by a chapter 7 trustee or its duly appointed advisors, brokers or liquidators, irrespective of their current deployment in the context of our operating as a going concern. Some of our assets when broken up may not be able to be sold or may realize minimal proceeds. The estimated liquidation value of our assets are set forth in the table below.

     The costs associated with a chapter 7 liquidation, including the fees that would be associated with a chapter 7 trustee, are anticipated to be significant. Estimates of the major elements of such costs are set forth in the table below.

     The estimated amounts of claims secured by our assets and the administrative and priority claims that would be required to be paid in a chapter 7 liquidation before any allocation of net proceeds to general unsecured creditors, including noteholders and the deficiency claims of the secured credit facility lenders and shareholders have been set forth below.

                 HYPOTHETICAL CHAPTER 7 LIQUIDATION ANALYSIS(1)
                                  ($ MILLIONS)
                              AS OF JUNE 30, 2001

                                                                AWHI       AWCI      AWI
                                                              ---------    -----    -----
Cash and cash equivalents...................................  $    45.0    $   0    $ 9.1
Major non-cash assets at liquidation value
  FCC Licenses..............................................       17.8        0        0
  Radio Transmission Equipment..............................      154.1        0        0
  Messaging Devices.........................................       41.3        0        0
  Accounts Receivable.......................................       29.0        0        0
  Other Assets..............................................       34.4        0        0
                                                              ---------    -----    -----
ESTIMATED LIQUIDATION VALUE
  (other than cash assets)..................................      276.6        0        0
Less: Secured claims........................................   (1,344.6)       0        0
                                                              ---------    -----    -----
Available to other creditors (other than cash assets).......          0        0        0
                                                              =========    =====    =====
Cash assets available for claims............................         45        0      9.1
Less: Estimated liquidation costs
  Chapter 7 trustee fees....................................       (9.6)       0     (0.4)
  Winddown operating costs..................................       (7.2)       0        0
  Professional fees.........................................       (6.0)    (0.5)    (0.5)
                                                              ---------    -----    -----
Less: Priority claims
  Wages, vacation and severance.............................       30.0        0        0
                                                              ---------    -----    -----
Cash for secured creditor deficiency claims, unsecured
  noteholder claims and unsecured claims....................          0        0      8.2
                                                              =========    =====    =====
Available to shareholders...................................          0        0        0
                                                              =========    =====    =====

MANAGEMENT'S ASSUMPTIONS:

     Our estimate of our liquidation values takes into account the time period necessary to accomplish the liquidation of the respective assets. As such, we did not perform additional net present value calculations. The estimated costs associated with the realization of specific assets have been netted against the estimated recovery value for those assets. We estimated and categorized all other costs that could not be identified with the recovery of specific assets as winddown operating costs and as other costs associated with the liquidation.

     We assumed that all networks would be shut down, no additional subscriber revenue would be earned and there would be no cash generated from operations. We estimated that the total amount of time needed to winddown operations and deconstruct facilities to be 18 months.

CURRENT ASSETS:

     Cash and cash equivalents -- Cash is estimated balances as of June 30, 2001.

     Net Accounts Receivable -- Accounts receivable recoveries were estimated based on the accounts receivable aging, historical recovery experience and customer mix, discounted for the liquidation. Customers were stratified by type and recovery percentages were estimated for each customer type. Higher anticipated collection levels were assumed for large national account customers as compared to small business and non-commercial subscribers.

     Other assets -- Other assets consists primarily of inventory, prepaid expenses, and non-paging related fixed assets, such as furniture and fixtures and computer equipment whose valuation assumptions are discussed below in net fixed assets.

     - Inventory consists primarily of new messaging units held for sale. Our current selling prices for messaging units were used as a benchmark for valuation which was then discounted based on the number of new messaging units that would be placed into the market during a period of limited industry-wide subscriber growth.

     - Prepaid expenses and other current assets consists primarily of various maintenance contracts, prepaid rents and refundable deposits. We assumed that the recovery of these amounts would be limited given that we would be terminating all of these contracts and leases in a hypothetical chapter 7 liquidation.

NET FIXED ASSETS:

     Machinery and equipment includes, as its primary component, all radio transmission equipment (which includes all of the our transmitters, paging terminals, satellite uplinks, switches and other hardware throughout the United States). We assumed that this equipment would have to be deconstructed and removed before resale as used equipment in a hypothetical chapter 7 liquidation. Comparable sales values for used equipment were used as benchmarks. We then discounted the benchmarks to estimate liquidation value to take into account the excess equipment that would be placed into the market. Equipment was stratified by type and technology. A significant portion of the capitalized value of each transmitter site represents unrecoverable labor, wiring and site improvements. In light of the age of much of the equipment and also factoring into the analysis the lack of alternative uses for much of the equipment and the limited number of possible buyers, management determined to use a substantial discount to net book value. The largest single component of our estimated radio transmission equipment liquidation value is attributable to our advance messaging network, construction of which was completed within the past 12 months.

     Fixed asset pagers represent pagers leased to customers. Approximately 70% of all direct customers lease pagers from Arch. Messaging units are depreciated over two years. In order to obtain an estimate of potential recoveries in a liquidation, we estimated the average cost of our messaging units and estimated the number of our leased numeric and alphanumeric messaging units. We estimated current used messaging units sales prices based on recent transactions. We applied a discount to these recent used messaging units sale prices to reflect the substantial number of messaging units that would be placed into the market during a period of limited industry-wide subscriber growth. Finally, we reduced the recovery of leased messaging units to reflect the fact that a number of customers have given us a security deposit. Out of concern that they would not have their security deposit refunded to them, we assumed that some of them would keep their messaging units.

     We estimated furniture and fixture liquidation values based on past experience with office closings and used furniture and fixture sales.

     Leasehold improvements have been assumed to have no value in a liquidation.

OTHER ASSETS:

     Licenses are rights to construct, own and operate radio transmission facilities utilizing the public airways. These licenses collectively represent our right to provide paging service and conduct a paging business. Licenses include rights acquired through FCC grant, acquisitions of competitors and spectrum auctions conducted by the FCC. FCC licenses are not absolute and have varying renewal dates that, in a going concern business model, assuming reasonable compliance, would likely be renewed by the FCC to permit us (or other qualified entity) to continue to provide messaging services. The book value of these licenses represents the going concern value net of periodic amortization charges. For purposes of this liquidation analysis, we assumed that the FCC would permit us to sell our rights to third parties to provide service on the licensed frequencies. However, there can be no assurance that the FCC would approve such license sales/transfers and potentially the FCC could determine that the licenses should be revoked and turned over to the FCC.

     We have local, regional and nationwide 900 MHz licenses and nationwide NPCS licenses. We obtained local, regional and nationwide 900 MHz licenses primarily through acquisitions of other messaging companies. These licenses have no book value recorded on our balance sheet. We ascribed no liquidation value to our local and regional spectrum since most of these licenses could be replaced with coverage under the nationwide licenses or under our other spectrum. Our 11 nationwide licenses were valued on a formula based on a price per MHz times the population covered. The price per MHz used by us is a discounted price based on sales of other types of spectrum (such as SMR and NPCS) which have greater bandwidth.

     We have four national and five regional NPCS licenses each with a 50 KHz inbound and outbound channel. This spectrum has significantly more bandwidth than the Company's nationwide licenses. We also valued these licenses using a price per MHz per population covered. The liquidation values are significantly lower than our book values because of the current excess spectrum capacity in the industry for traditional paging services. A recent sale of a two-way license by a bankrupt paging company was used by us as a benchmark for determining liquidation value.

     We do not believe that any liquidation value can be attributed to our balance sheet line items for Goodwill, Other Intangibles (which comprise capitalized debt issue costs) or Other Non-Current Assets (which comprise primarily restricted cash, held as cash collateral for a foreign banking facility). In addition, management does not believe there is any liquidation value associated with our customer list in the context of a chapter 7 liquidation.

                                                                         ANNEX M

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     OF FINANCIAL CONDITION AND RESULTS OF
                OPERATIONS OF ARCH WIRELESS COMMUNICATIONS, INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion and analysis should be read in conjunction with Arch Wireless Communications Inc.'s consolidated financial statements and notes.

     Arch derives the majority of its revenues from fixed monthly or other periodic fees charged to subscribers for wireless messaging services. Such fees are not generally dependent on usage. As long as a subscriber remains on service, operating results benefit from the recurring payments of the fixed periodic fees without incurrence of additional selling expenses. Arch's service, rental and maintenance revenues and the related expenses exhibit substantially similar growth trends. Excluding the effect of definitional changes, Arch's average revenue per unit in service has declined over the last three years for two principal reasons:

     - primarily due to an increase in competition in certain of the markets in which Arch operates, particularly competition from telephone, cellular and PCS providers; and

     - to a lesser extent, an increase in the number of reseller customers whose airtime is purchased at wholesale rates.

     The reduction in average revenue per unit in service resulting from these trends has been offset by the reduction of expenses so that margins had been improving until Arch's merger in June 1999 with MobileMedia which resulted in redundant management and administrative headcount. While the integration of Arch and MobileMedia's operations are substantially complete, the consummation of the PageNet merger in November 2000 also resulted in redundant management and administrative headcount. Arch expects margins to improve upon the integration of PageNet.

     During the 1990s, Arch has achieved significant growth in units in service and adjusted earnings before interest, income taxes, depreciation and amortization through acquisitions and, prior to 1999, internal growth. During 1999, units in service decreased by 89,000 units, excluding the addition of subscribers from the MobileMedia acquisition. As a result of the MobileMedia and PageNet acquisitions units in service were adjusted to eliminate intercompany accounts and to reflect a common definition of units in service. During 2000, units in service decreased by a further 2,074,000 units, 889,000 due to subscriber cancellations and 1,185,000 due to definitional changes, excluding the addition of subscribers from the PageNet acquisition. In the three months ended March 31, 2001, units in service decreased by 786,000 units. Arch believes it will experience a substantial net decline in the number of units in service during 2001 as Arch's addition of advanced messaging subscribers is likely to be exceeded by its loss of traditional messaging subscribers. Arch's ability to compete against telephone, cellular and PCS providers providing advanced messaging services is as yet unproven. From January 1, 1998 through December 31, 2000, the intermediate holding company's total number of units in service grew from 3.9 million to 11.6 million units. The intermediate holding company's total revenues have increased from $413.6 million in the year ended December 31, 1998 to $641.8 million in the year ended December 31, 1999 and to $847.6 million in the year ended December 31, 2000. The intermediate holding company had net losses of $167.1 million, $247.1 million and $340.0 million in the years ended December 31, 1998, 1999 and 2000, respectively, as a result of significant depreciation and amortization expenses related to acquired and developed assets and interest charges associated with indebtedness. The intermediate holding company's net loss increased to $188.2 million for the three months ended March 31, 2001 from $58.6 million for the corresponding 2000 period, as a result of significant depreciation and amortization expenses related to the assets acquired in the PageNet merger and interest changes associated with indebtedness. As its subscriber base has grown, the intermediate holding company's adjusted earnings before interest, income taxes, depreciation and amortization has increased from $141.6 million in the year ended December 31, 1998 to $209.5 million in the year ended December 31, 1999 and to $260.4 million in the year ended December 31, 2000. The intermediate holding company's adjusted earnings before interest, income taxes, depreciation and amortization increased to $88.5 million for the three months ended March 31, 2001 from $63.0 million for the corresponding 2000 period, as a result of the PageNet merger.

     Earnings before interest, income taxes, depreciation and amortization is a commonly used measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is one of the financial measures used to calculate whether Arch and its subsidiaries are in compliance with the covenants under their respective debt agreements. Adjusted earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. One of Arch's financial objectives is to increase its adjusted earnings before interest, income taxes, depreciation and amortization, since this is a significant source of funds for servicing indebtedness and for investment in continued growth, including purchase of messaging units, messaging system equipment, construction and expansion of messaging systems and possible acquisitions. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, may not necessarily be comparable to similarly titled data of other wireless messaging companies. Amounts reflected as adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing or future indebtedness, including the repayment of such indebtedness or the payment of associated interest, limitations imposed by applicable law upon the payment of dividends or distributions or capital expenditure requirements.

PAGENET MERGER

     On November 10, 2000, the parent company completed its acquisition of PageNet for $1.35 billion consisting of 89,896,907 shares of the parent company common stock valued at $263.4 million, the assumption of liabilities of $1.06 billion and $27.6 million of transaction costs. Substantially all of PageNet's operations were merged into the operating company. In the merger, each outstanding share of PageNet's common stock was exchanged for 0.04796505 shares of The parent company's common stock. In connection with the merger, 80.5% of the total equity of PageNet's subsidiary, Vast Solutions, Inc. was issued to PageNet's current stockholders and noteholders and Arch holds the remaining 19.5% of Vast's equity.

     During the fourth quarter of 2000, Arch management commenced the development of plans to integrate PageNet operations, including the elimination of redundant headcount and facilities. It is expected that integration will be completed by December 31, 2001. Since Arch currently anticipates a net reduction of approximately 50% of PageNet's workforce and the closing of certain facilities, it established a $76.0 million acquisition reserve which is included as part of the purchase price of PageNet. The initial acquisition reserve consisted of approximately:

     - $66.1 million for employee severance;

     - $9.4 million for lease obligations and terminations; and

     - $0.5 million of other costs.

     Cash payments of $29.3 million for employee severance were made in the fourth quarter of 2000, and the remaining severance costs will be paid during 2001. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2005. There can be no assurance that the desired cost savings will be achieved or that the integration of the two companies will be accomplished smoothly, expeditiously or successfully. For additional information, see Note 10 to the consolidated financial statements.

MOBILEMEDIA MERGER

     In June 1999, The parent company acquired MobileMedia Communications, Inc., which is now a wholly-owned subsidiary of the operating company. The parent company acquired MobileMedia for a combination of cash and Arch securities, as follows:

     - Arch paid approximately $479.0 million in cash to secured creditors of MobileMedia;

     - Arch paid a total of $37.6 million of fees, expenses and other debts;

     - The parent company issued 4,781,656 shares of its common stock to unsecured creditors of MobileMedia;

     - The parent company issued 36,207,265 additional shares of its common stock to unsecured creditors of MobileMedia and the parent company stockholders for a total purchase price of $217.2 million; and

     - The parent company issued to four unsecured creditors, who had agreed to purchase shares not purchased by other unsecured creditors, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     The parent company also issued to those holders who held its common stock and Series C preferred stock on January 27, 1999 102,964 shares of common stock and warrants to purchase 14,861,424 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     The intermediate holding company and the operating company borrowed a total of $320.8 million to help fund the MobileMedia acquisition.

     During the third quarter of 1999, the parent company's board of directors approved plans covering the elimination of redundant headcount and facilities in connection with the overall integration of operations. The integration was substantially complete at December 31, 2000. Arch established a $14.5 million acquisition reserve which is included as part of the purchase price of MobileMedia. The initial acquisition reserve consisted of approximately:

     - $6.1 million for employee severance;

     - $7.9 million for lease obligations and terminations; and

     - $0.5 million of other costs.

     For additional information, see Note 10 to the consolidated financial statements.

RESULTS OF OPERATIONS

     The following table presents certain items from the intermediate holding company's consolidated statements of operations as a percentage of net revenues and certain other information for the periods indicated (dollars in thousands):

                                                                THREE MONTHS    THREE MONTHS
                                YEAR ENDED DECEMBER 31,            ENDED           ENDED
                           ---------------------------------     MARCH 31,       MARCH 31,
                             1998        1999         2000          2000            2001
                           --------    ---------    --------    ------------    ------------
Total revenues...........     107.8%       105.8%      104.4%        104.9%          103.6%
Cost of products sold....      (7.8)        (5.8)       (4.4)         (4.9)           (3.6)
                           --------    ---------    --------      --------        --------
Net revenues.............     100.0        100.0       100.0         100.0           100.0
Operating expenses:
  Service, rental and
     maintenance.........      21.1         21.8        22.4          21.6            25.7
  Selling................      12.8         13.9        13.2          13.8            11.6
  General and
     administrative......      29.2         29.8        32.3          29.8            34.3
  Depreciation and
     amortization........      57.4         50.8        61.2          50.0            77.7
  Restructuring charge...       3.8         (0.4)        0.7            --              --
                           --------    ---------    --------      --------        --------
Operating income
  (loss).................     (24.3)%      (15.9)%     (29.8)%       (15.2)%         (49.3)%
                           ========    =========    ========      ========        ========
Net income (loss)........     (43.6)%      (40.7)%     (41.9)%       (32.3)%         (60.5)%
                           ========    =========    ========      ========        ========
Cash flows provided by
  (used in) operating
  activities.............  $ 84,210    $ 100,505    $ 33,162      $ 31,966        $ (5,964)
Cash flows used in
  investing activities...  $(82,868)   $(627,166)   $(95,620)     $(32,854)       $(25,284)
Cash flows (used in)
  provided by financing
  activities.............  $ (3,207)   $ 529,020    $110,036      $  2,000        $ 60,778
Adjusted earnings before
  interest, income taxes,
  depreciation and
  amortization...........      36.9%        34.5%       32.1%         34.8%           28.4%
                           ========    =========    ========      ========        ========

     Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch does not reflect restructuring charge, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is one of the primary financial measures used to calculate whether Arch and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of Arch and its subsidiaries to:

     - incur additional indebtedness;

     - make investments;

     - pay dividends;

     - grant liens on its assets;

     - merge, sell or acquire assets;

     - repurchase or redeem capital stock;

     - incur capital expenditures; and

     - prepay certain indebtedness.

     Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined by generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things.

THREE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THREE MONTHS ENDED MARCH 31,
2000

     Revenues increased to $322.2 million, a 69.6% increase, for the three months ended March 31, 2001 from $190.0 million for the three months ended March 31, 2000 as the number of units in service increased from 6.9 million at March 31, 2000 to 10.8 million at March 31, 2001 due to the PageNet acquisition in November 2000. Net revenues (revenues less cost of products sold) increased to $311.0 million, a 71.7% increase, for the three months ended March 31, 2001 from $181.1 million for the corresponding 2000 period. Revenues and net revenues in the periods ended March 31, 2000 and 2001 were adversely affected by (1) the declining demand for traditional paging services and (2) subscriber cancellations which led to a decrease of 786,000 units in service for the quarter ended March 31, 2001. For the three months ended March 31, 2001 advanced messaging revenues and net revenues were $17.2 million and $14.5 million, respectively or approximately 5.4% of revenues and 4.6% of net revenues. Arch did not begin to sell its advanced messaging products on a commercial scale until August 2000.

     Revenues consist primarily of recurring revenues associated with the provision of messaging services, rental of leased units and product sales. Product sales represented less than 10% of total revenues for the three months ended March 31, 2001 and 2000. Arch does not differentiate between service and rental revenues.

     Arch believes the demand for traditional messaging services declined in 1999 and 2000 and in the first three months of 2001, and will continue to decline in the following years and that future growth in the wireless messaging industry will be attributable to advanced messaging and information services. As a result, Arch expects to continue to experience significant declines of units in service during 2001 as Arch's addition of advanced messaging subscribers will likely be exceeded by its loss of traditional messaging subscribers.

     Service, rental and maintenance expenses, which consist primarily of telephone, third party carrier fees, site rental expenses and repairs and maintenance expenses, increased to $79.8 million, or 25.7% of net revenues, in 2001 from $39.1 million, or 21.6% of net revenues, in 2000. The increase was due to the acquisition of PageNet in November 2000. For the three months ended March 31, 2001 and 2000, there was $11.1 million and $1.2 million, respectively, of service, rental and maintenance expenses associated with the provision of advanced messaging and information services.

     Selling expenses increased to $35.9 million, or 11.6% of net revenues, for the three months ended March 31, 2001 from $25.0 million, or 13.8% of net revenues, for the corresponding 2000 period. The increase in dollar amount was due to the acquisition of PageNet. Selling expenses related to advanced messaging and information services were $7.2 million and $0.1 million for the three months ended March 31, 2001 and 2000, respectively.

     General and administrative expenses increased to $106.8 million, or 34.3% of net revenues, for the three months ended March 31, 2001 from $53.9 million, or 29.8% of net revenues, in 2000. The increase was due to increased headcount, administrative and facility costs associated with PageNet. General and administrative expenses associated with the provision of advanced messaging and information services were $3.9 million in the 2001 period and $1.3 million in the 2000 period.

     Depreciation and amortization expenses increased to $242.0 million in 2001 from $90.6 million in 2000. The increase in these expenses principally reflect the acquisition of PageNet as well as incremental depreciation and amortization expense as a result of reducing the remaining lives on messaging equipment and certain intangible assets in the fourth quarter of 2000.

     Operating losses were $153.4 million for the three months ended March 31, 2001 compared to $27.6 million in 2000, as a result of the factors outlined above.

     Net interest expense increased to $56.3 million for the three months ended 2001 from $29.8 million for the corresponding 2000 period. The increase was principally attributable to an increase in Arch's outstanding debt due to the PageNet acquisition. Interest expense for the three months ended March 31, 2000 and 2001 included approximately $0.3 million and $8.5 million, respectively, of accretion on assumed bank debt and Arch's senior debt, the payment of which was deferred.

     Other expense increased to $7.2 million for the three months ended March 31, 2001 from $1.2 million for the three months ended March 31, 2000. In 2001, other expense includes a $5.9 million charge resulting from the application of SFAS No. 133. See note (f) to the Consolidated Condensed Financial Statements.

     Arch recognized an income tax benefit of $35.5 million for the three months ended March 31, 2001. The benefit represented the tax benefit of operating losses incurred subsequent to the acquisition of PageNet which were available to offset deferred tax liabilities arising from the PageNet acquisition.

     On January 1, 2001, Arch adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Initial application of SFAS No. 133 resulted in a $6.8 million charge in the quarter ended March 31, 2001, which was reported as the cumulative effect of a change in accounting principle. This charge represents the impact of initially recording the derivatives at fair value as of January 1, 2001.

     Net loss increased to $188.2 million for the three months ended March 31, 2001 from $58.6 million for the corresponding 2000 period, as a result of the factors outlined above.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     Total revenues increased to $847.6 million, a 32.1% increase, in 2000 from $641.8 million in 1999 as the number of units in service increased from 6.9 million at December 31, 1999 to 11.6 million at December 31, 2000 due to the PageNet acquisition in November 2000. Net revenues (total revenues less cost of products sold) increased to $812.0 million, a 33.8% increase, at December 31, 2000 from $606.9 million at December 31 1999. Total revenues and net revenues in 1999 and 2000 were adversely affected by (1) the declining demand for traditional messaging services and (2) subscriber cancellations which led to a decrease of 889,000 units in service for the year ended December 31, 2000. Advanced messaging revenues of $9.4 million represented approximately 1.1% of revenues in 2000. Arch did not begin to sell its advance messaging products on a commercial scale until August 2000. Product sales represented less than 10% of total revenues for the years ended December 31, 2000 and 1999.

     Service, rental and maintenance expenses increased to $182.2 million, or 22.4% of net revenues, in 2000 from $132.4 million, or 21.8% of net revenues, in 1999. Approximately half of this increase was due to the acquisition of PageNet in November 2000. The remaining increase was primarily due to a full year of expenses for the provision of alphanumeric and nationwide messaging services to a higher percentage of customers which resulted from the MobileMedia acquisition in June 1999. In 2000, there was $12.3 million of service, rental and maintenance expenses associated with the provision of advanced messaging and information services.

     Selling expenses increased to $106.8 million, or 13.2% of net revenues, in 2000 from $84.2 million, or 13.9% of net revenues, in 1999. Approximately one-third of this increase in dollar amount was due to the acquisition of PageNet. The remaining increase in dollar amount was primarily due to a full year of increased headcount associated with the MobileMedia acquisition. Selling expenses related to advanced messaging and information services were $6.5 million in 2000.

     General and administrative expenses increased to $262.6 million, or 32.3% of net revenues, in 2000 from $180.7 million, or 29.8% of net revenues, in 1999. Approximately one-third of the increase was due to increased headcount, administrative and facility costs associated with PageNet. The remaining increase was primarily due to a full year of increased headcount, administrative and facility costs associated with MobileMedia. General and administrative expenses associated with the provision of advanced messaging and information services were $6.9 million in 2000.

     Depreciation and amortization expenses increased to $496.9 million in 2000 from $308.5 million in 1999. The increase in these expenses principally reflected the acquisition of PageNet and a full year of depreciation and amortization of the assets purchased in the MobileMedia acquisition. This increase also included $19.3 and $103.5 million of incremental depreciation and amortization expense, respectively, as a result of reducing the remaining lives on messaging equipment and certain intangible assets.

     Operating losses were $241.9 million in 2000 compared to $96.8 million in 1999, as a result of the factors outlined above.

     Net interest expense increased to $140.6 million in 2000 from $98.6 million in 1999. The increase was principally attributable to an increase in outstanding debt due to the MobileMedia and PageNet acquisitions. Interest expense for 1999 and 2000 included approximately $0.9 million and $5.6 million, respectively, of accreted interest on the intermediate holding company's senior debt, the payment of which was deferred.

     Arch recognized an income tax benefit of $46.0 million in 2000. The benefit represented the tax benefit of operating losses incurred subsequent to the acquisition of PageNet which were available to offset deferred tax liabilities arising from the PageNet acquisition.

     Net loss increased to $340.0 million in 2000 from $247.0 million in 1999, as a result of the factors outlined above.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     Total revenues increased to $641.8 million, a 55.2% increase, in 1999 from $413.6 million in 1998 as the number of units in service increased from 4.3 million at December 31, 1998 to 6.9 million at December 31, 1999 due to the MobileMedia acquisition in June 1999. Net revenues increased to $606.9 million, a 58.2% increase, in 1999 from $383.7 million in 1998. Total revenues and net revenues in 1999 were adversely affected by (1) the declining demand for traditional messaging services and (2) Arch subscriber cancellations which led to a decrease of 89,000 units in service, excluding the addition of subscribers from the MobileMedia acquisition. Product sales represented less than 10% of total revenues in 1999 and 1998.

     Service, rental and maintenance expenses increased to $132.4 million or 21.8% of net revenues, in 1999 from $80.8 million or 21.1% of net revenues, in 1998. The increase was due primarily to increased expenses associated with the provision of wireless messaging services to a greater number of units due to the MobileMedia acquisition.

     Selling expenses increased to $84.2 million or 13.9% of net revenues, in 1999 from $49.1 million or 12.8% of net revenues, in 1998. The increase in absolute dollars was primarily due to increased headcount and the increase as a percentage of net revenues was primarily due to redundant headcount as a result of the MobileMedia merger.

     General and administrative expenses increased to $180.7 million or 29.8% of net revenues, in 1999 from $112.2 million or 29.2% of net revenues, in 1998. The increase in absolute dollars was due primarily to increased headcount, administrative and facility costs and the increase as a percentage of net revenues was primarily due to the redundant headcount, administrative and facility costs associated with MobileMedia.

     Depreciation and amortization expenses increased to $308.5 million in 1999 from $220.2 million in 1998. The increase in these expenses principally reflected the acquisition of MobileMedia. Additionally, depreciation expense in 1999 included the write-off of approximately $7.1 million of costs associated with the development of an integrated billing and management system. Arch decided to discontinue further development of that system due to the capabilities of the system acquired through the MobileMedia merger.

     Operating loss was $96.8 million in 1999 compared to $93.3 million in 1998, as a result of the factors outlined above.

     Net interest expense increased to $98.6 million in 1999 from $64.5 million in 1998. The increase was principally attributable to an increase in Arch's outstanding debt due to the MobileMedia acquisition.

     Other expense increased to $45.1 million in 1999 from $2.0 million in 1998. Other expense in 1999 included:

     - $6.5 million for a write-off of Arch's entire investment in CONXUS Communications, Inc., a holder of narrowband PCS licenses. CONXUS filed for bankruptcy protection in May 1999.

     - a $35.8 million write-off of Arch's investment in Benbow PCS Ventures, Inc. another holder of narrowband PCS licenses. In June 1999, Arch, Benbow and Benbow's controlling shareholder agreed to terminate their business relationship and wind-up Benbow's business.

     In June 1998, Arch recognized an extraordinary charge of $1.7 million representing the write-off of unamortized deferred financing costs associated with the prepayment of indebtedness under prior credit facilities.

     On January 1, 1999, Arch adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 98-5 (SOP 98-5). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 resulted in a $3.4 million charge in the quarter ended March 31, 1999, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.

     Net loss increased to $247.1 million in 1999 from $167.1 million in 1998, as a result of the factors outlined above.

LIQUIDITY AND CAPITAL RESOURCES

     Arch is proposing to restructure its debt because of its inability to make required principal and interest payments under its secured credit facility and outstanding notes that will become due in 2002. This inability to pay arises primarily from the lack of sufficient cash flow from operations. Furthermore, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, Arch will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then.

CASH FLOW

     Arch's business strategy requires the availability of substantial funds to finance capital expenditures for subscriber equipment and network system equipment and to service debt. Arch's net cash flows from operating, investing and financing activities for the periods indicated in the table below are as follows:

                                                                                 THREE
                                                                                MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                                ---------------------------    ---------
                                                 1998      1999       2000       2001
                                                ------    -------    ------    ---------
                                                         (DOLLARS IN MILLIONS)
Net cash provided by (used in) operating
  activities..................................  $ 84.2    $ 100.5    $ 33.2     $ (6.0)
Net cash used for investing activities........  $(82.9)   $(627.2)   $(95.6)    $(25.3)
Net cash (used in) provided by financing
  activities..................................  $ (3.2)   $ 529.0    $110.0     $ 60.8

     Investing activities in 1999 and 2000 included a cash outflow of $516.6 million and a cash inflow of $43.5 million for the acquisitions of MobileMedia and PageNet, respectively. Financing activities in 2001 included an advance of $236.0 million from Nextel offset by cash repayments of debt of $175.2 million. Financing activities in 2000 included borrowings of $173.0 million offset by cash repayments of debt of $63.6 million. Financing activities in 1999 included $217.2 million from the sale of common stock to unsecured creditors of MobileMedia and borrowings of $320.8 million in connection with the acquisition of MobileMedia as described above.

     Arch expects that its traditional paging business will continue to decline as a generator of cash flow, while the prospects for its advance messaging service are as yet unproven.

CAPITAL EXPENDITURES AND COMMITMENTS

     Excluding acquisitions of wireless messaging businesses, the intermediate holding company's capital expenditures were $113.2 million in 1998, $113.7 million in 1999, $139.2 million in 2000 and $25.5 million in the three months ended March 31, 2001. To date, Arch generally has funded its capital expenditures with net cash provided by operating activities and the incurrence of debt.

     Arch's capital expenditures primarily involved the purchase of wireless messaging units, system and transmission equipment, information systems and capitalized financing costs.

     Arch estimates that capital expenditures for 2001-2003 will be approximately $130 million per year. Such expenditures will be used primarily for subscriber equipment, network infrastructure, information systems and expansion of Arch's advanced messaging network. However, the actual amount of capital to be required by Arch will depend on a number of factors, including; subscriber growth, the type of products and services demanded by customers, service revenues, and the nature and timing of Arch's strategy to enhance its advanced messaging networks.

OTHER COMMITMENTS AND CONTINGENCIES

     The intermediate holding company's long term liabilities increased by approximately $320.8 million as a result of the MobileMedia acquisition and approximately $582.2 million as a result of the PageNet acquisition.

SOURCES OF FUNDS

  Sale of Specialized Mobile Radio Licenses

     In January 2001, the parent company announced an agreement with Nextel Communications, Inc. to sell its specialized mobile radio licenses to Nextel for an aggregate purchase price of $175 million. Concurrent with this transaction, Nextel agreed to invest $75 million in Series F Preferred Stock.

     Pursuant to these transactions, in February 2001, Nextel advanced $250 million to the parent company in the form of a $175 million loan secured by a pledge of the shares of the parent company subsidiary which owns the specialized mobile radio licenses, and a $75 million unsecured loan. Upon receipt of regulatory approvals, the specialized mobile radio licenses will be transferred to Nextel and the principal amount of the $175 million loan will be satisfied in consideration for such transfer, and the principal amount of the $75 million unsecured loan will be exchanged for shares of the parent company Series F Preferred stock. Interest payments on such loans shall be made in shares of Series F preferred stock.

     Arch used $175.2 million of the proceeds from these transactions to prepay all required 2001 amortization payments under its senior credit facility. The remaining $75 million of proceeds, with the exception of $5 million of escrowed cash, is available for working capital purposes. Following the completion of these transactions, including the prepayment of the senior credit facility, Arch had approximately $100 million of cash on hand, and no additional borrowing capacity under its senior credit facility.

  Credit Facility

     At December 31, 2000, the operating company had a senior credit facility in the amount of $1,298.8 million. After consideration of the $175.2 million prepayment that occurred in February 2001 in connection with the pending sale of specialized mobile radio licenses to Nextel, the senior credit facility was reduced to $1,119.6 million consisting of (1) a $122.5 million Tranche A reducing revolving facility, (2) a $64.1 million Tranche B term loan, (3) a $662.7 million Tranche B-1 term loan and (4) a $270.3 million Tranche C term loan.

     The February 2001 prepayment of $175.2 million satisfied all required 2001 amortization payments under the senior credit facility. The Tranche A facility will reduce on a quarterly basis commencing March 31, 2002 and will mature on June 30, 2005. The Tranche B term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2005. The Tranche B-1 term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2006. The Tranche C term loan will amortize in annual installments commencing December 31, 2002, with an ultimate maturity date of June 30, 2006.

     Arch believes that based on its current cash position and projected requirements, it will have sufficient cash to fund operations through December 31, 2001. However, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, Arch will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then. For additional information, see Note 4 to Arch's consolidated financial statements. Arch's ability to borrow in the future will depend, in part, on its ability to continue to increase its adjusted earnings before interest, income taxes, depreciation and amortization.

INFLATION

     Inflation has not had a material effect on Arch's operations to date. Systems equipment and operating costs have not increased in price and wireless messaging units have tended to decline in recent years. This reduction in costs has generally been reflected in lower prices charged to subscribers who purchase their wireless messaging units. Arch's general operating expenses, such as salaries, employee benefits and occupancy costs, are subject to normal inflationary pressures.

                                                                         ANNEX N

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                   OPERATIONS OF ARCH WIRELESS HOLDINGS, INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion and analysis should be read in conjunction with Arch Wireless Holdings Inc.'s consolidated financial statements and notes.

     Arch derives the majority of its revenues from fixed monthly or other periodic fees charged to subscribers for wireless messaging services. Such fees are not generally dependent on usage. As long as a subscriber remains on service, operating results benefit from the recurring payments of the fixed periodic fees without incurrence of additional selling expenses. Arch's service, rental and maintenance revenues and the related expenses exhibit substantially similar growth trends. Excluding the effect of definitional changes, Arch's average revenue per unit in service has declined over the last three years for two principal reasons:

     - primarily due to an increase in competition in certain of the markets in which Arch operates, particularly competition from telephone, cellular and PCS providers; and

     - to a lesser extent, an increase in the number of reseller customers whose airtime is purchased at wholesale rates.

     The reduction in average revenue per unit in service resulting from these trends has been offset by the reduction of expenses so that margins had been improving until Arch's merger in June 1999 with MobileMedia which resulted in redundant management and administrative headcount. While the integration of Arch and MobileMedia's operations are substantially complete, the consummation of the PageNet merger in November 2000 also resulted in redundant management and administrative headcount. Arch expects margins to improve upon the integration of PageNet.

     During the 1990s, Arch has achieved significant growth in units in service and adjusted earnings before interest, income taxes, depreciation and amortization through acquisitions and, prior to 1999, internal growth. During 1999, units in service decreased by 89,000 units, excluding the addition of subscribers from the MobileMedia acquisition. As a result of the MobileMedia and PageNet acquisitions units in service were adjusted to eliminate intercompany accounts and to reflect a common definition of units in service. During 2000, units in service decreased by a further 2,074,000 units, 889,000 due to subscriber cancellations and 1,185,000 due to definitional changes, excluding the addition of subscribers from the PageNet acquisition. In the three months ended March 31, 2001, units in service decreased by 786,000 units. Arch believes it will experience a substantial net decline in the number of units in service during 2001 as Arch's addition of advanced messaging subscribers is likely to be exceeded by its loss of traditional messaging subscribers. Arch's ability to compete against telephone, cellular and PCS providers providing advanced messaging services is as yet unproven. From January 1, 1998 through December 31, 2000, the operating company's total number of units in service grew from 3.9 million to 11.6 million units. The operating company's total revenues have increased from $413.6 million in the year ended December 31, 1998 to $641.8 million in the year ended December 31, 1999 and to $847.6 million in the year ended December 31, 2000. The operating company had net losses of $132.5 million, $189.0 million and $275.1 million in the years ended December 31, 1998, 1999 and 2000, respectively, as a result of significant depreciation and amortization expenses related to acquired and developed assets and interest charges associated with indebtedness. The operating company's net loss increased to $172.0 million for the three months ended March 31, 2001 from $42.4 million for the corresponding 2000 period, as a result of significant depreciation and amortization expenses related to the assets acquired in the PageNet merger and interest changes associated with indebtedness. As its subscriber base has grown, the operating company's adjusted earnings before interest, income taxes, depreciation and amortization has increased from $141.6 million in the year ended December 31, 1998 to $209.5 million in the year ended December 31, 1999 and to $260.4 million in the year ended December 31, 2000. The operating company's adjusted earnings before interest, income taxes, depreciation and amortization increased to $88.5 million for the three months ended March 31, 2001 from $63.0 million for the corresponding 2000 period, as a result of the PageNet merger.

     Earnings before interest, income taxes, depreciation and amortization is a commonly used measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is one of the financial measures used to calculate whether Arch and its subsidiaries are in compliance with the covenants under their respective debt agreements. Adjusted earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined in accordance with generally accepted accounting principles. One of Arch's financial objectives is to increase its adjusted earnings before interest, income taxes, depreciation and amortization, since this is a significant source of funds for servicing indebtedness and for investment in continued growth, including purchase of messaging units, messaging system equipment, construction and expansion of messaging systems and possible acquisitions. Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch, may not necessarily be comparable to similarly titled data of other wireless messaging companies. Amounts reflected as adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing or future indebtedness, including the repayment of such indebtedness or the payment of associated interest, limitations imposed by applicable law upon the payment of dividends or distributions or capital expenditure requirements.

PAGENET MERGER

     On November 10, 2000, the parent company completed its acquisition of PageNet for $1.35 billion consisting of 89,896,907 shares of the parent company common stock valued at $263.4 million, the assumption of liabilities of $1.06 billion and $27.6 million of transaction costs. Substantially all of PageNet's operations were merged into the operating company. In the merger, each outstanding share of PageNet's common stock was exchanged for 0.04796505 shares of the parent company's common stock. In connection with the merger, 80.5% of the total equity of PageNet's subsidiary, Vast Solutions, Inc. was issued to PageNet's current stockholders and noteholders and Arch holds the remaining 19.5% of Vast's equity.

     During the fourth quarter of 2000, Arch management commenced the development of plans to integrate PageNet operations, including the elimination of redundant headcount and facilities. It is expected that integration will be completed by December 31, 2001. Since Arch currently anticipates a net reduction of approximately 50% of PageNet's workforce and the closing of certain facilities, it established a $76.0 million acquisition reserve which is included as part of the purchase price of PageNet. The initial acquisition reserve consisted of approximately:

     - $66.1 million for employee severance;

     - $9.4 million for lease obligations and terminations; and

     - $0.5 million of other costs.

     Cash payments of $29.3 million for employee severance were made in the fourth quarter of 2000, and the remaining severance costs will be paid during 2001. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2005. There can be no assurance that the desired cost savings will be achieved or that the integration of the two companies will be accomplished smoothly, expeditiously or successfully. For additional information, see Note 10 to the consolidated financial statements.

MOBILEMEDIA MERGER

     In June 1999, The parent company acquired MobileMedia Communications, Inc. which is now a wholly-owned subsidiary of the operating company. The parent company acquired MobileMedia for a combination of cash and Arch securities, as follows:

     - Arch paid approximately $479.0 million in cash to secured creditors of MobileMedia;

     - Arch paid a total of $37.6 million of fees, expenses and other debts;

     - The parent company issued 4,781,656 shares of its common stock to unsecured creditors of MobileMedia;

     - The parent company issued 36,207,265 additional shares of its common stock to unsecured creditors of MobileMedia and the parent company stockholders for a total purchase price of $217.2 million; and

     - The parent company issued to four unsecured creditors, who had agreed to purchase shares not purchased by other unsecured creditors, warrants to acquire 1,225,219 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     The parent company also issued to those holders who held its common stock and Series C preferred stock on January 27, 1999 102,964 shares of common stock and warrants to purchase 14,861,424 shares of its common stock on or before September 1, 2001 for $9.03 per share.

     The intermediate holding company and the operating company borrowed a total of $320.8 million to help fund the MobileMedia acquisition.

     During the third quarter of 1999, the parent company's board of directors approved plans covering the elimination of redundant headcount and facilities in connection with the overall integration of operations. The integration was substantially complete at December 31, 2000. Arch established a $14.5 million acquisition reserve which is included as part of the purchase price of MobileMedia. The initial acquisition reserve consisted of approximately:

     - $6.1 million for employee severance;

     - $7.9 million for lease obligations and terminations; and

     - $0.5 million of other costs.

     For additional information, see Note 10 to the consolidated financial statements.

RESULTS OF OPERATIONS

     The following table presents certain items from the operating company's consolidated statements of operations as a percentage of net revenues and certain other information for the periods indicated (dollars in thousands):

                                                                THREE MONTHS    THREE MONTHS
                                YEAR ENDED DECEMBER 31,            ENDED           ENDED
                           ---------------------------------     MARCH 31,       MARCH 31,
                             1998        1999         2000          2000            2001
                           --------    ---------    --------    ------------    ------------
Total revenues...........     107.8%       105.8%      104.4%        104.9%          103.6%
Cost of products sold....      (7.8)        (5.8)       (4.4)         (4.9)           (3.6)
                           --------    ---------    --------      --------        --------
Net revenues.............     100.0        100.0       100.0         100.0           100.0
Operating expenses:
  Service, rental and
     maintenance.........      21.1         21.8        22.4          21.6            25.7
  Selling................      12.8         13.9        13.2          13.8            11.6
  General and
     administrative......      29.2         29.8        32.3          29.8            34.3
  Depreciation and
     amortization........      57.3         50.7        61.1          49.9            77.7
  Restructuring charge...       3.8         (0.4)        0.7            --              --
                           --------    ---------    --------      --------        --------
Operating income
  (loss).................     (24.2)%      (15.8)%     (29.7)%       (15.1)%         (49.3)%
                           ========    =========    ========      ========        ========
Net income (loss)........     (34.5)%      (31.1)%     (33.9)%       (23.4)%         (55.3)%
                           ========    =========    ========      ========        ========
Cash flows provided by
  (used in) operating
  activities.............  $107,809    $ 148,048    $ 97,441      $ 46,634        $  8,261
Cash flows used in
  investing activities...  $(77,814)   $(622,152)   $(95,602)     $(32,854)       $(25,149)
Cash flows (used in)
  provided by financing
  activities.............  $(31,860)   $ 476,463    $ 45,739      $(12,668)       $ 46,418
Adjusted earnings before
  interest, income taxes,
  depreciation and
  amortization...........      36.9%        34.5%       32.1%         34.8%           28.4%
                           ========    =========    ========      ========        ========

     Adjusted earnings before interest, income taxes, depreciation and amortization, as determined by Arch does not reflect restructuring charge, equity in loss of affiliate and extraordinary items; consequently adjusted earnings before interest, income taxes, depreciation and amortization may not necessarily be comparable to similarly titled data of other wireless messaging companies. Earnings before interest, income taxes, depreciation and amortization is commonly used by analysts and investors as a principal measure of financial performance in the wireless messaging industry. Adjusted earnings before interest, income taxes, depreciation and amortization is one of the primary financial measures used to calculate whether Arch and its subsidiaries are in compliance with financial covenants under their debt agreements. These covenants, among other things, limit the ability of Arch and its subsidiaries to:

     - incur additional indebtedness;

     - make investments;

     - pay dividends;

     - grant liens on its assets;

     - merge, sell or acquire assets;

     - repurchase or redeem capital stock;

     - incur capital expenditures; and

     - prepay certain indebtedness.

     Earnings before interest, income taxes, depreciation and amortization is also one of the financial measures used by analysts to value Arch. Therefore Arch management believes that the presentation of earnings before interest, income taxes, depreciation and amortization provides relevant information to investors. Earnings before interest, income taxes, depreciation and amortization should not be construed as an alternative to operating income or cash flows from operating activities as determined by generally accepted accounting principles or as a measure of liquidity. Amounts reflected as earnings before interest, income taxes, depreciation and amortization or adjusted earnings before interest, income taxes, depreciation and amortization are not necessarily available for discretionary use as a result of restrictions imposed by the terms of existing indebtedness and limitations imposed by applicable law upon the payment of dividends or distributions, among other things.

THREE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THREE MONTHS ENDED MARCH 31,
2000

     Revenues increased to $322.2 million, a 69.6% increase, for the three months ended March 31, 2001 from $190.0 million for the three months ended March 31, 2000 as the number of units in service increased from 6.9 million at March 31, 2000 to 10.8 million at March 31, 2001 due to the PageNet acquisition in November 2000. Net revenues (revenues less cost of products sold) increased to $311.0 million, a 71.7% increase, for the three months ended March 31, 2001 from $181.1 million for the corresponding 2000 period. Revenues and net revenues in the periods ended March 31, 2000 and 2001 were adversely affected by (1) the declining demand for traditional paging services and (2) subscriber cancellations which led to a decrease of 786,000 units in service for the quarter ended March 31, 2001. For the three months ended March 31, 2001 advanced messaging revenues and net revenues were $17.2 million and $14.5 million, respectively or approximately 5.4% of revenues and 4.6% of net revenues. Arch did not begin to sell its advanced messaging products on a commercial scale until August 2000.

     Revenues consist primarily of recurring revenues associated with the provision of messaging services, rental of leased units and product sales. Product sales represented less than 10% of total revenues for the three months ended March 31, 2001 and 2000. Arch does not differentiate between service and rental revenues.

     Arch believes the demand for traditional messaging services declined in 1999 and 2000 and in the first three months of 2001, and will continue to decline in the following years and that future growth in the wireless messaging industry will be attributable to advanced messaging and information services. As a result, Arch expects to continue to experience significant declines of units in service during 2001 as Arch's addition of advanced messaging subscribers will likely be exceeded by its loss of traditional messaging subscribers.

     Service, rental and maintenance expenses, which consist primarily of telephone, third party carrier fees, site rental expenses and repairs and maintenance expenses, increased to $79.8 million, or 25.7% of net revenues, in 2001 from $39.1 million, or 21.6% of net revenues, in 2000. The increase was due to the acquisition of PageNet in November 2000. For the three months ended March 31, 2001 and 2000, there was $11.1 million and $1.2 million, respectively, of service, rental and maintenance expenses associated with the provision of advanced messaging and information services.

     Selling expenses increased to $35.9 million, or 11.6% of net revenues, for the three months ended March 31, 2001 from $25.0 million, or 13.8% of net revenues, for the corresponding 2000 period. The increase in dollar amount was due to the acquisition of PageNet. Selling expenses related to advanced messaging and information services were $7.2 million and $0.1 million for the three months ended March 31, 2001 and 2000, respectively.

     General and administrative expenses increased to $106.8 million, or 34.3% of net revenues, for the three months ended March 31, 2001 from $53.9 million, or 29.8% of net revenues, in 2000. The increase was due to increased headcount, administrative and facility costs associated with PageNet. General and administrative expenses associated with the provision of advanced messaging and information services were $3.9 million in the 2001 period and $1.3 million in the 2000 period.

     Depreciation and amortization expenses increased to $241.7 million in 2001 from $90.4 million in 2000. The increase in these expenses principally reflect the acquisition of PageNet as well as incremental depreciation and amortization expense as a result of reducing the remaining lives on messaging equipment and certain intangible assets in the fourth quarter of 2000.

     Operating losses were $153.1 million for the three months ended March 31, 2001 compared to $27.3 million in 2000, as a result of the factors outlined above.

     Net interest expense increased to $40.3 million for the three months ended 2001 from $13.8 million for the corresponding 2000 period. The increase was principally attributable to an increase in Arch's outstanding debt due to the PageNet acquisition. Interest expense for the three months ended March 31, 2001 included approximately $8.3 million of accretion on assumed bank debt, the payment of which was deferred.

     Other expense increased to $7.2 million for the three months ended March 31, 2001 from $1.2 million for the three months ended March 31, 2000. In 2001, other expense includes a $5.9 million charge resulting from the application of SFAS No. 133. See note (f) to the Consolidated Condensed Financial Statements.

     Arch recognized an income tax benefit of $35.5 million for the three months ended March 31, 2001. The benefit represented the tax benefit of operating losses incurred subsequent to the acquisition of PageNet which were available to offset deferred tax liabilities arising from the PageNet acquisition.

     On January 1, 2001, Arch adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized in earnings. Initial application of SFAS No. 133 resulted in a $6.8 million charge in the quarter ended March 31, 2001, which was reported as the cumulative effect of a change in accounting principle. This charge represents the impact of initially recording the derivatives at fair value as of January 1, 2001.

     Net loss increased to $171.9 million for the three months ended March 31, 2001 from $42.4 million for the corresponding 2000 period, as a result of the factors outlined above.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     Total revenues increased to $847.6 million, a 32.1% increase, in 2000 from $641.8 million in 1999 as the number of units in service increased from 6.9 million at December 31, 1999 to 11.6 million at December 31, 2000 due to the PageNet acquisition in November 2000. Net revenues (total revenues less cost of products sold) increased to $812.0 million, a 33.8% increase, at December 31, 2000 from $606.9 million at December 31 1999. Total revenues and net revenues in 1999 and 2000 were adversely affected by (1) the declining demand for traditional messaging services and (2) subscriber cancellations which led to a decrease of 889,000 units in service for the year ended December 31, 2000. Advanced messaging revenues of $9.4 million represented approximately 1.1% of revenues in 2000. Arch did not begin to sell its advance messaging products on a commercial scale until August 2000. Product sales represented less than 10% of total revenues for the years ended December 31, 2000 and 1999.

     Service, rental and maintenance expenses increased to $182.2 million, or 22.4% of net revenues, in 2000 from $132.4 million, or 21.8% of net revenues, in 1999. Approximately half of this increase was due to the acquisition of PageNet in November 2000. The remaining increase was primarily due to a full year of expenses for the provision of alphanumeric and nationwide messaging services to a higher percentage of customers which resulted from the MobileMedia acquisition in June 1999. In 2000, there was $12.3 million of service, rental and maintenance expenses associated with the provision of advanced messaging and information services.

     Selling expenses increased to $106.8 million, or 13.2% of net revenues, in 2000 from $84.2 million, or 13.9% of net revenues, in 1999. Approximately one-third of this increase in dollar amount was due to the acquisition of PageNet. The remaining increase in dollar amount was primarily due to a full year of increased headcount associated with the MobileMedia acquisition. Selling expenses related to advanced messaging and information services were $6.5 million in 2000.

     General and administrative expenses increased to $262.6 million, or 32.3% of net revenues, in 2000 from $180.7 million, or 29.8% of net revenues, in 1999. Approximately one-third of the increase was due to increased headcount, administrative and facility costs associated with PageNet. The remaining increase was primarily due to a full year of increased headcount, administrative and facility costs associated with MobileMedia. General and administrative expenses associated with the provision of advanced messaging and information services were $6.9 million in 2000.

     Depreciation and amortization expenses increased to $495.7 million in 2000 from $307.6 million in 1999. The increase in these expenses principally reflected the acquisition of PageNet and a full year of depreciation and amortization of the assets purchased in the MobileMedia acquisition. This increase also included $19.3 and $103.5 million of incremental depreciation and amortization expense, respectively, as a result of reducing the remaining lives on messaging equipment and certain intangible assets.

     Operating losses were $240.7 million in 2000 compared to $95.9 million in 1999, as a result of the factors outlined above.

     Net interest expense increased to $76.9 million in 2000 from $41.5 million in 1999. The increase was principally attributable to an increase in outstanding debt due to the MobileMedia and PageNet acquisitions.

     Arch recognized an income tax benefit of $46.0 million in 2000. The benefit represented the tax benefit of operating losses incurred subsequent to the acquisition of PageNet which were available to offset deferred tax liabilities arising from the PageNet acquisition.

     Net loss increased to $275.1 million in 2000 from $189.0 million in 1999, as a result of the factors outlined above.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     Total revenues increased to $641.8 million, a 55.2% increase, in 1999 from $413.6 million in 1998 as the number of units in service increased from 4.3 million at December 31, 1998 to 6.9 million at December 31, 1999 due to the MobileMedia acquisition in June 1999. Net revenues increased to $606.9 million, a 58.2% increase, in 1999 from $383.7 million in 1998. Total revenues and net revenues in 1999 were adversely affected by (1) the declining demand for traditional messaging services and (2) Arch subscriber cancellations which led to a decrease of 89,000 units in service, excluding the addition of subscribers from the MobileMedia acquisition. Product sales represented less than 10% of total revenues in 1999 and 1998.

     Service, rental and maintenance expenses increased to $132.4 million or 21.8% of net revenues, in 1999 from $80.8 million or 21.1% of net revenues, in 1998. The increase was due primarily to increased expenses associated with the provision of wireless messaging services to a greater number of units due to the MobileMedia acquisition.

     Selling expenses increased to $84.2 million or 13.9% of net revenues, in 1999 from $49.1 million or 12.8% of net revenues, in 1998. The increase in absolute dollars was primarily due to increased headcount and the increase as a percentage of net revenues was primarily due to redundant headcount as a result of the MobileMedia merger.

     General and administrative expenses increased to $180.7 million or 29.8% of net revenues, in 1999 from $112.2 million or 29.2% of net revenues, in 1998. The increase in absolute dollars was due primarily to increased headcount, administrative and facility costs and the increase as a percentage of net revenues was primarily due to the redundant headcount, administrative and facility costs associated with MobileMedia.

     Depreciation and amortization expenses increased to $307.6 million in 1999 from $219.9 million in 1998. The increase in these expenses principally reflected the acquisition of MobileMedia. Additionally, depreciation expense in 1999 included the write-off of approximately $7.1 million of costs associated with the development of an integrated billing and management system. Arch decided to discontinue further development of that system due to the capabilities of the system acquired through the MobileMedia merger.

     Operating loss was $95.9 million in 1999 compared to $93.0 million in 1998, as a result of the factors outlined above.

     Net interest expense increased to $41.5 million in 1999 from $30.2 million in 1998. The increase was principally attributable to an increase in Arch's outstanding debt due to the MobileMedia acquisition.

     Other expense increased to $45.1 million in 1999 from $2.0 million in 1998. Other expense in 1999 included:

     - $6.5 million for a write-off of Arch's entire investment in CONXUS Communications, Inc., a holder of narrowband PCS licenses. CONXUS filed for bankruptcy protection in May 1999.

     - a $35.8 million write-off of Arch's investment in Benbow PCS Ventures, Inc. another holder of narrowband PCS licenses. In June 1999, Arch, Benbow and Benbow's controlling shareholder agreed to terminate their business relationship and wind-up Benbow's business.

     In June 1998, Arch recognized an extraordinary charge of $1.7 million representing the write-off of unamortized deferred financing costs associated with the prepayment of indebtedness under prior credit facilities.

     On January 1, 1999, Arch adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 98-5 (SOP 98-5). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 resulted in a $3.4 million charge in the quarter ended March 31, 1999, which was reported as the cumulative effect of a change in accounting principle. This charge represents the unamortized portion of start-up and organization costs, which had been deferred in prior years.

     Net loss increased to $189.0 million in 1999 from $132.5 million in 1998, as a result of the factors outlined above.

LIQUIDITY AND CAPITAL RESOURCES

     Arch is proposing to restructure its debt because of its inability to make required principal and interest payments under its secured credit facility and outstanding notes that will become due in 2002. This inability to pay arises primarily from the lack of sufficient cash flow from operations. Furthermore, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, Arch will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then.

CASH FLOW

     Arch's business strategy requires the availability of substantial funds to finance capital expenditures for subscriber equipment and network system equipment and to service debt. Arch's net cash flows from operating, investing and financing activities for the periods indicated in the table below are as follows:

                                         YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED
                                       ---------------------------        MARCH 31,
                                        1998      1999       2000            2001
                                       ------    -------    ------    ------------------
                                                     (DOLLARS IN MILLIONS)
Net cash provided by (used in)
  operating activities...............  $107.8    $ 148.0    $ 97.4          $  8.3
Net cash used for investing
  activities.........................  $(77.8)   $(622.2)   $(95.6)         $(25.1)
Net cash (used in) provided by
  financing activities...............  $(31.9)   $ 476.5    $ 45.7          $ 46.4

     Investing activities in 1999 and 2000 included a cash outflow of $516.6 million and a cash inflow of $43.5 million for the acquisitions of MobileMedia and PageNet, respectively. Financing activities in 2001 included an advance of $236.0 million from Nextel offset by cash repayments of debt of $175.2 million. Financing activities in 2000 included borrowings of $173.0 million offset by cash repayments of debt of $63.6 million. Financing activities in 1999 included $217.2 million from the sale of common stock to unsecured creditors of MobileMedia and borrowings of $181.0 million in connection with the acquisition of MobileMedia as described above.

     Arch expects that its traditional paging business will continue to decline as a generator of cash flow, while the prospects for its advance messaging service are as yet unproven.

CAPITAL EXPENDITURES AND COMMITMENTS

     Excluding acquisitions of wireless messaging businesses, the operating company's capital expenditures were $108.1 million in 1998, $108.6 million in 1999, $139.1 million in 2000 and $25.3 million in the three months ended March 31, 2001. To date, Arch generally has funded its capital expenditures with net cash provided by operating activities and the incurrence of debt.

     Arch's capital expenditures primarily involved the purchase of wireless messaging units, system and transmission equipment, information systems and capitalized financing costs.

     Arch estimates that capital expenditures for 2001-2003 will be approximately $130 million per year. Such expenditures will be used primarily for subscriber equipment, network infrastructure, information systems and expansion of Arch's advanced messaging network. However, the actual amount of capital to be required by Arch will depend on a number of factors, including; subscriber growth, the type of products and services demanded by customers, service revenues, and the nature and timing of Arch's strategy to enhance its advanced messaging networks.

OTHER COMMITMENTS AND CONTINGENCIES

     The operating company's long term liabilities increased by approximately $181.0 million as a result of the MobileMedia acquisition and approximately $582.2 million as a result of the PageNet acquisition.

SOURCES OF FUNDS

  Sale of Specialized Mobile Radio Licenses

     In January 2001, the parent company announced an agreement with Nextel Communications, Inc. to sell its specialized mobile radio licenses to Nextel for an aggregate purchase price of $175 million. Concurrent with this transaction, Nextel agreed to invest $75 million in Series F Preferred Stock.

     Pursuant to these transactions, in February 2001, Nextel advanced $250 million to the parent company in the form of a $175 million loan secured by a pledge of the shares of the parent company subsidiary which owns the specialized mobile radio licenses, and a $75 million unsecured loan. Upon receipt of regulatory approvals, the specialized mobile radio licenses will be transferred to Nextel and the principal amount of the $175 million loan will be satisfied in consideration for such transfer, and the principal amount of the $75 million unsecured loan will be exchanged for shares of the parent company Series F Preferred stock. Interest payments on such loans shall be made in shares of Series F preferred stock.

     Arch used $175.2 million of the proceeds from these transactions to prepay all required 2001 amortization payments under its senior credit facility. The remaining $75 million of proceeds, with the exception of $5 million of escrowed cash, is available for working capital purposes. Following the completion of these transactions, including the prepayment of the senior credit facility, Arch had approximately $100 million of cash on hand, and no additional borrowing capacity under its senior credit facility.

  Credit Facility

     At December 31, 2000, the operating company had a senior credit facility in the amount of $1,298.8 million. After consideration of the $175.2 million prepayment that occurred in February 2001 in connection with the pending sale of specialized mobile radio licenses to Nextel, the senior credit facility was reduced to $1,119.6 million consisting of (1) a $122.5 million Tranche A reducing revolving facility, (2) a $64.1 million Tranche B term loan, (3) a $662.7 million Tranche B-1 term loan and (4) a $270.3 million Tranche C term loan.

     The February 2001 prepayment of $175.2 million satisfied all required 2001 amortization payments under the senior credit facility. The Tranche A facility will reduce on a quarterly basis commencing March 31, 2002 and will mature on June 30, 2005. The Tranche B term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2005. The Tranche B-1 term loan will amortize in quarterly installments commencing March 31, 2002, with an ultimate maturity date of June 30, 2006. The Tranche C term loan will amortize in annual installments commencing December 31, 2002, with an ultimate maturity date of June 30, 2006.

     Arch believes that based on its current cash position and projected requirements, it will have sufficient cash to fund operations through December 31, 2001. However, if the assumptions used in one of the two sets of projections contained in Annex D prove to be correct, Arch will be in default under the secured credit facility in September 2001 if neither the exchange offer nor the prepackaged bankruptcy plan is implemented by then. For additional information, see Note 4 to Arch's consolidated financial statements. Arch's ability to borrow in the future will depend, in part, on its ability to continue to increase its adjusted earnings before interest, income taxes, depreciation and amortization.

INFLATION

     Inflation has not had a material effect on Arch's operations to date. Systems equipment and operating costs have not increased in price and wireless messaging units have tended to decline in recent years. This reduction in costs has generally been reflected in lower prices charged to subscribers who purchase their wireless messaging units. Arch's general operating expenses, such as salaries, employee benefits and occupancy costs, are subject to normal inflationary pressures.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware Corporation Law (the "DGCL") allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such person under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

     The Restated Certificate of Incorporation of Arch Wireless, Inc., the Certificate of Incorporation of Arch Transition Corp., the Certificate of Incorporation of Arch Wireless Communications, Inc. and the Certificate of Incorporation of Arch Wireless Holdings, Inc. each provides that the respective company will, to the fullest extent permitted by the DGCL, indemnify all person whom it has the power to indemnify against all costs, expenses and liabilities incurred by them by reason of having been officers or directors of such company, any subsidiary thereof or any other corporation for which such person acted as an officer of director at the request of such company.

     The Restated Certificate of Incorporation of Arch Wireless, Inc., the Certificate of Incorporation of Arch Transition Corp., the Certificate of Incorporation of Arch Wireless Communications, Inc. and the Certificate of Incorporation of Arch Wireless Holdings, Inc. each also provides that the directors of each respective company will not be personally liable for monetary damages to such company or its stockholders for any act or omission provided that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to such company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL (relating to illegal dividends or stock redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of each company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
     3.1  Restated Certificate of Incorporation of Arch Wireless,
          Inc.(1)
     3.2  Certificate of Designations of Arch Wireless, Inc.
          establishing the Series B Junior Participating Preferred
          Stock, filed with the Secretary of the State of Delaware on
          October 19, 1995(2)
     3.3  Certificate of Correction of Arch Wireless, Inc., filed with the Secretary of State of Delaware on February 15, 1996(1)
     3.4  Certificate of Designations of Arch Wireless, Inc.
          establishing the Series C Convertible Preferred Stock, filed with the Secretary of State of Delaware on June 29, 1998(3)
     3.5  Certificate of Amendment of Restated Certificate of
          Incorporation of Arch Wireless, Inc., filed with the
          Secretary of State of Delaware on June 4, 1996(4)
     3.6  Certificate of Amendment of Restated Certificate of
          Incorporation of Arch Wireless, Inc., filed with the
          Secretary of State of Delaware on May 27, 1999(5)
     3.7  Certificate of Amendment of Restated Certificate of
          Incorporation of Arch Wireless, Inc., filed with the
          Secretary of State of Delaware on June 16, 1999(5)
     3.8  Certificate of Amendment of Restated Certificate of
          Incorporation of Arch Wireless, Inc., filed with the
          Secretary of State of Delaware on April 3, 2000(6)
     3.9  Certificate of Amendment of Restated Certificate of
          Incorporation of Arch Wireless, Inc., filed with the
          Secretary of State of Delaware on April 28, 2000(6)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
     3.10  Certificate of Designations of Arch Wireless, Inc.
           establishing the Series F Cumulative Redeemable Preferred
           Stock, filed with the Secretary of the State of Delaware on
           February 9, 2001(7)
     3.11* Certificate of Designations of Arch Wireless, Inc.
           increasing numbers of shares of Series B Junior
           Participating Preferred Stock
     3.12* Form of Certificate of Designations of Arch Wireless, Inc.
           establishing the Series A Junior Voting Preferred Stock
           (included in Annex B to the prospectus/disclosure statement which is part of this Registration Statement)
     3.13  By-laws of Arch Wireless, Inc., as amended(1)
     3.14* Certificate of Incorporation of Arch Transition Corp.
     3.15* Form of Certificate of Amendment of Certificate of
           Incorporation of Arch Transition Corp. establishing the
           Series A Exchangeable Preferred Stock (included in Annex B to the prospectus/ disclosure statement which is part of
           this Registration Statement)
     3.16* By-laws of Arch Transition Corp.
     3.17  Certificate of Incorporation of Arch Wireless
           Communications, Inc.(8)
     3.18  By-laws of Arch Wireless Communications, Inc.(9)
     3.19* Certificate of Incorporation of USA Mobile Communications,
           Inc. III
     3.20* Certificate of Amendment of Certificate of Incorporation of
           USA Mobile Communications, Inc. III
     3.21* Certificate of Merger of USA Mobile Communications, Inc., Q
           Media Company-Paging, Inc., Q Media Paging-Alabama, Inc.,
           Premiere Page of Kansas, Inc., Q Media Company Paging, Inc.,
           W.Q. Communications, Inc., PCI Holding Company, Inc.,
           Professional Communications, Inc. and Professional
           Electronics, Inc. with and into USA Mobile Communications,
           Inc. III
     3.22* Certificate of Merger of Arch Communications Enterprises,
           Inc. into USA Mobile Communications, Inc. III
     3.23* Certificate of Amendment of Certificate of Incorporation of
           Arch Paging, Inc.
     3.24* By-laws of Arch Wireless Holdings, Inc.
     4.1   Indenture, dated February 1, 1994, between Arch Wireless
           Communications, Inc. (formerly known as USA Mobile
           Communications, Inc. II) and United States Trust Company of
           New York, as Trustee, relating to the 9 1/2% Senior Notes
           due 2004 of Arch Wireless Communications, Inc.(10)
     4.2   Indenture, dated December 15, 1994, between Arch Wireless
           Communications, Inc. (formerly known as USA Mobile
           Communications, Inc. II) and United States Trust Company of
           New York, as Trustee, relating to the 14% Senior Notes due
           2004 of Arch Wireless Communications, Inc.(11)
     4.3   Indenture, dated June 29, 1998, between Arch Wireless
           Communications, Inc. (formerly known as Arch Communications,
           Inc.) and U.S. Bank Trust National Association, as Trustee,
           relating to the 12 3/4% Senior Notes due 2007 of Arch
           Wireless Communications, Inc.(3)
     4.4   Indenture, dated April 9, 1999, between Arch Wireless
           Communications, Inc. (formerly known as Arch Communications,
           Inc.) and IBJ Whitehall Bank & Trust Company, as Trustee,
           relating to the 13 3/4% Senior Notes due 2008(12)
     4.5   Indenture, dated March 1, 1996 between Arch Wireless, Inc.
           and IBJ Schroder Bank & Trust Company, as Trustee(1)
     4.6   Rights Agreement, dated October 13, 1995, between Arch
           Wireless, Inc. and The Bank of New York, as Rights Agent(11)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
     4.7    Amendment No. 1 to Rights Agreement, dated June 29, 1998,
            amending the Rights Agreement between Arch Wireless, Inc.
            and The Bank of New York(3)
     4.8    Amendment No. 2 to Rights Agreement, dated August 18, 1998, amending the Rights Agreement between Arch Wireless, Inc.
            and The Bank of New York(5)
     4.9    Amendment No. 3 to Rights Agreement, dated September 3,
            1998, amending the Rights Agreement between Arch Wireless,
            Inc. and The Bank of New York(5)
     4.10   Amendment No. 4 to Rights Agreement, dated May 14, 1999,
            amending the Rights Agreement between Arch Wireless, Inc.
            and The Bank of New York(13)
     4.11   Amendment No. 5 to Rights Agreement, dated November 15,
            1999, amending the Rights Agreement between Arch Wireless,
            Inc. and The Bank of New York(14)
     4.12   Amendment No. 6 to Rights Agreement, dated April 12, 2000, amending the Rights Agreement between Arch Wireless, Inc.
            and The Bank of New York(15)
     4.13   Amendment No. 7 to Rights Agreement, dated February 13,
            2001, amending the Rights Agreement between Arch Wireless,
            Inc. and The Bank of New York(16)
     5.1(+) Opinion of Hale and Dorr LLP
     8.1(+) Tax Opinion of Hale and Dorr LLP
    10.1    Third Amended and Restated Credit Agreement, dated as of
            March 23, 2000 by and among Arch Paging, Inc., the Lenders
            Party Hereto, the Bank Of New York, Royal Bank of Canada,
            Toronto Dominion (Texas), Inc., Barclays Bank PLC and Fleet
            National Bank, as amended on May 19, 2000 (Amendment No. 1),
            August 15, 2000 (Amendment No. 2) and October 20, 2000
            (Amendment No. 3)(17)
    10.2    Amendment No. 4, dated as of February 14, 2001, to Third
            Amended and Restated Credit Agreement, dated as of March 23,
            2000, by and among Arch Paging, Inc., the Lenders party
            thereto, The Bank of New York, Royal Bank of Canada, Toronto
            Dominion (Texas), Inc., Barclays Bank PLC and Fleet National
            Bank, as amended(16)
    10.3    Asset Acquisition Agreement dated as of January 24, 2001 by and among Unrestricted Subsidiary Funding Company and Arch
            Wireless, Inc., PageNet SMR Sub, Inc., AWI Spectrum Co.
            Holdings, Inc. and AWI Spectrum Co., LLC(18)
    10.4    Amendment Number One to Asset Acquisition Agreement dated as of January 31, 2001 by and among Unrestricted Subsidiary
            Funding Company and Arch Wireless, Inc., PageNet SMR Sub,
            Inc., AWI Spectrum Co. Holdings, Inc. and AWI Spectrum Co.,
            LLC(18)
   +10.5    Amended and Restated Stock Option Plan of Arch Wireless,
            Inc.(19)
   +10.6    Non-Employee Directors' Stock Option Plan of Arch Wireless,
            Inc.(20)
   +10.7    1989 Stock Option Plan, as amended, of Arch Wireless,
            Inc.(1)
   +10.8    1995 Outside Directors' Stock Option Plan of Arch Wireless,
            Inc.(21)
   +10.9    1997 Stock Option Plan of Arch Wireless, Inc.(22)
   +10.10   1999 Employee Stock Purchase Plan of Arch Wireless, Inc.(23)
   +10.11   Deferred Compensation Plan for Nonemployee Directors of Arch
            Wireless, Inc.(24)
   +10.12   Executive Employment Agreement between Arch Wireless, Inc.
            and C. Edward Baker, Jr.(29)
   +10.13   Executive Employment Agreement between Arch Wireless, Inc.
            and J. Roy Pottle(29)
   +10.14   Form of Executive Retention Agreement(29)
    10.15   Stock Purchase Agreement, dated June 29, 1998, among Arch
            Wireless, Inc., Sandler Capital Partners IV, L.P., Sandler
            Capital Partners IV FTE, L.P., Harvey Sandler, John
            Kornreich, Michael J. Marocco, Andrew Sandler, South Fork
            Partners, the Georgica International Fund Limited, Aspen
            Partners and Consolidated Press International Limited(2)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    10.16 Registration Rights Agreement, dated June 29, 1998, among
          Arch Wireless, Inc., Sandler Capital Partners IV, L.P.,
          Sandler Capital Partners IV FTE, L.P., Harvey Sandler, John
          Kornreich, Michael J. Marocco, Andrew Sandler, South Fork
          Partners, The Georgica International Fund Limited, Aspen
          Partners and Consolidated Press International Limited(2)
    10.17 Amendment No. 1 to Registration Rights Agreement, dated
          August 19, 1998, amending the Registration Rights Agreement dated as of June 29, 1998 by and among Arch Wireless, Inc.
          and the Sandler Capital Partners IV, LP, Sandler Capital
          Partners IV, FTE LP, South Fork Partners, The Georgica
          International Fund Limited, Aspen Partners and Consolidated
          Press International Limited(24)
    10.18 Exchange Agreement, dated June 29, 1998, between Adelphia
          Communications Corporation and Benbow PCS Ventures, Inc.(2)
    10.19 Promissory Note, dated June 29, 1998, issued by Benbow PCS
          Ventures, Inc. to Lisa-Gaye Shearing(2)
    10.20 Guaranty, dated June 29, 1998, by Arch Wireless, Inc. to
          Adelphia Communications Corporation(2)
    10.21 Guaranty, dated June 29, 1998, by Arch Wireless, Inc. to
          Lisa-Gaye Shearing(2)
    10.22 Registration Rights Agreement, dated June 29, 1998, among
          Arch Wireless, Inc., Adelphia Communications Corporation and
          Lisa-Gaye Shearing(2)
    10.23 Preferred Distributor Agreement dated June 1, 1998 by and between Arch Wireless, Inc. and NEC America, Inc.(25)(30)
    10.24 Paging Products Sales Agreement, dated March 17, 1999, by and between Motorola, Inc. and the Company(26)(30)
    10.25 Satellite Services Agreement, dated September 1, 1998, between AvData Systems, Inc. and MobileMedia Communications,
          Inc.(27)(30)
    10.26 Master Lease For Transmitter Systems Space, dated September
          3, 1998, by and between Pinnacle Towers, Inc. and
          MobileMedia Communications, Inc.(27)
    10.27 Letter agreement, dated March 23, 2000, between Arch
          Wireless, Inc. and Resurgence Asset Management L.L.C.(23)
    10.28(+) Dealer Manager and Solicitation Agent Agreement among Arch
          Wireless, Inc., Arch Transition Corp., Arch Wireless
          Communications, Inc., Arch Holdings, Inc., TD Securities
          (USA) Inc. and Bear, Stearns & Co. Inc.
    21.1  Subsidiaries of the Registrant(28)
    23.1* Consent of Arthur Andersen LLP
    23.2* Consent of Arthur Andersen LLP
    23.3* Consent of Arthur Andersen LLP
    23.4* Consent of Ernst & Young LLP
    23.5(+) Consent of Hale and Dorr LLP
    24.1* Power of Attorney for Arch Wireless, Inc. (see page II-8 of this Registration Statement)
    24.2* Power of Attorney for Arch Transition Corp. (see page II-10 of this Registration Statement)
    24.3* Power of Attorney for Arch Wireless Communications, Inc.
          (see page II-11 of this Registration Statement)
    24.4* Power of Attorney for Arch Wireless Holdings, Inc. (see page
          II-13 of this Registration Statement)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    99.1* Form of Letter of Transmittal (included in Annex C to the prospectus/disclosure statement which is part of this
          Registration Statement)
    99.2* Form of Notice of Guaranteed Delivery (included in Annex C to the prospectus/disclosure statement which is part of this
          Registration Statement)

---------------
  *  Filed herewith.

  (+)  To be filed by amendment.

  + Identifies exhibits constituting a management contract or compensation plan.

 (1) Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-542) of Arch Wireless, Inc.

 (2) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated October 13, 1995 and filed on October 24, 1995.

 (3) Incorporated by referenced from the Current Report on Form 8-K of Arch Wireless, Inc. dated June 26, 1998 and filed July 23, 1998.

 (4) Incorporated by reference from the Registration Statement on Form S-8 (File No. 333-07333) of Arch Wireless, Inc.

 (5) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-62211) of Arch Wireless, Inc.

 (6) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-95677) of Arch Wireless, Inc.

 (7) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-55368) of Arch Wireless, Inc.

 (8) Incorporated by reference from the Registration Statement on Form S-1 (File No. 33-85580) of Arch Wireless Communications, Inc.

 (9) Incorporated by referenced from the Current Report on Form 8-K of Arch Communications Group, Inc. dated June 26, 1998.

(10) Incorporated by reference from the Registration Statement on Form S-1 (File No. 33-72646) of Arch Wireless Communications, Inc.

(11) Incorporated by reference from the Registration Statement on Form S-1 (File No. 33-85580) of Arch Wireless Communications, Inc.

(12) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-83027) of Arch Wireless Communications, Inc.

(13) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated May 14, 1999 and filed on May 20, 1999.

(14) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated November 7, 1999 and filed on November 19, 1999.

(15) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated April 12, 2000 and filed on April 26, 2000.

(16) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated February 13, 2001 and filed on February 23, 2001.

(17) Incorporated by reference from the Quarterly Report on Form 10-Q of Arch Wireless, Inc. for the quarter ended September 30, 2000.

(18) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated January 24, 2001 and filed on February 6, 2001.

(19) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. (then known as USA Mobile Communications Holdings, Inc.) for the fiscal year ended December 31, 1994.

(20) Incorporated by reference from the Registration Statement on Form S-4 (File No. 33-83648) of Arch Wireless, Inc. (then known as USA Mobile Communications Holdings, Inc.)

(21) Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-87474) of Arch Wireless, Inc.

(22) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1996.

(23) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1997.

(24) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1999.

(25) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-63519) of Arch Wireless, Inc.

(26) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1998.

(27) Incorporated by reference from the Quarterly Report on Form 10-Q of Arch Wireless, Inc. for the quarter ended June 30, 1999.

(28) Incorporated by reference from the Annual Report of Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 2000.

(29) Incorporated by reference from the Quarterly Report on Form 10-Q of Arch Wireless, Inc. for the quarter ended March 31, 2001.

(30) A Confidential Treatment Request has been filed with respect to portions of this exhibit so incorporated by reference.

ITEM 22.  UNDERTAKINGS.

     (a) Each of the undersigned Registrants hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (c) The registrants undertake that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section (10)(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each Registrant pursuant to the indemnification provisions described herein, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each Registrant of expenses incurred or paid by a director, officer or controlling person of each Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

     (f) The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                 SIGNATURES OF
                              ARCH WIRELESS, INC.

     Pursuant to the requirements of the Securities Act, the undersigned co-Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, Commonwealth of Massachusetts, on May 22, 2001.

                                          ARCH WIRELESS, INC.

                                          By: /s/ C. EDWARD BAKER, JR.
                                            ------------------------------------
                                                    C. Edward Baker, Jr.
                                                  Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C. Edward Baker, Jr., J. Roy Pottle, Gerald J. Cimmino, Patricia A. Gray and David A. Westenberg as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----
             /s/ C. EDWARD BAKER, JR.                Chairman of the Board and Chief      May 22, 2001
---------------------------------------------------    Executive Officer, Director
               C. Edward Baker, Jr.                    (principal executive officer)

                 /s/ J. ROY POTTLE                   Executive Vice President and         May 22, 2001
---------------------------------------------------    Chief Financial Officer
                   J. Roy Pottle                       (Principal Financial and
                                                       Accounting Officer)

               /s/ R. SCHORR BERMAN                  Director                             May 18, 2001
---------------------------------------------------
                 R. Schorr Berman

              /s/ GREGG R. DAUGHERTY                 Director                             May 22, 2001
---------------------------------------------------
                Gregg R. Daugherty

               /s/ JOHN H. GUTFREUND                 Director                             May 22, 2001
---------------------------------------------------
                 John H. Gutfreund

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----

                /s/ JOHN KORNREICH                   Director                             May 22, 2001
---------------------------------------------------
                  John Kornreich

                                                     Director                             May   , 2001
---------------------------------------------------
                  H. Sean Mathis

               /s/ ALLAN L. RAYFIELD                 Director                             May 22, 2001
---------------------------------------------------
                 Allan L. Rayfield

                /s/ JOHN B. SAYNOR                   Director                             May 22, 2001
---------------------------------------------------
                  John B. Saynor

                 /s/ JOHN A. SHANE                   Director                             May 22, 2001
---------------------------------------------------
                   John A. Shane

                                 SIGNATURES OF
                             ARCH TRANSITION CORP.

     Pursuant to the requirements of the Securities Act, the undersigned co-Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, Commonwealth of Massachusetts, on May 22, 2001.

                                          ARCH TRANSITION CORP.

                                          By: /s/ C. EDWARD BAKER, JR.
                                            ------------------------------------
                                                    C. Edward Baker, Jr.
                                                  Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C. Edward Baker, Jr., J. Roy Pottle, Gerald J. Cimmino, Patricia A. Gray and David A. Westenberg as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----
             /s/ C. EDWARD BAKER, JR.                Chairman of the Board and Chief      May 22, 2001
---------------------------------------------------    Executive Officer, Director
               C. Edward Baker, Jr.                    (principal executive officer)

                 /s/ J. ROY POTTLE                   Executive Vice President and         May 22, 2001
---------------------------------------------------    Chief Financial Officer
                   J. Roy Pottle                       (Principal Financial and
                                                       Accounting Officer)

                                 SIGNATURES OF
                       ARCH WIRELESS COMMUNICATIONS, INC.

     Pursuant to the requirements of the Securities Act, the undersigned co-Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, Commonwealth of Massachusetts, on May 22, 2001.

                                          ARCH WIRELESS COMMUNICATIONS, INC.

                                          By: /s/ C. EDWARD BAKER, JR.
                                            ------------------------------------
                                                    C. Edward Baker, Jr.
                                                  Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C. Edward Baker, Jr., J. Roy Pottle, Gerald J. Cimmino, Patricia A. Gray and David A. Westenberg as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----

             /s/ C. EDWARD BAKER, JR.                Chairman of the Board and Chief      May 22, 2001
---------------------------------------------------    Executive Officer, Director
               C. Edward Baker, Jr.                    (principal executive officer)

                 /s/ J. ROY POTTLE                   Executive Vice President and Chief   May 22, 2001
---------------------------------------------------    Financial Officer (Principal
                   J. Roy Pottle                       Financial and Accounting Officer)

               /s/ R. SCHORR BERMAN                  Director                             May 18, 2001
---------------------------------------------------
                 R. Schorr Berman

              /s/ GREGG R. DAUGHERTY                 Director                             May 22, 2001
---------------------------------------------------
                Gregg R. Daugherty

               /s/ JOHN H. GUTFREUND                 Director                             May 22, 2001
---------------------------------------------------
                 John H. Gutfreund

                /s/ JOHN KORNREICH                   Director                             May 22, 2001
---------------------------------------------------
                  John Kornreich

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----
                                                     Director                             May   , 2001
  ----------------------------------------------
                  H. Sean Mathis

               /s/ ALLAN L. RAYFIELD                 Director                             May 22, 2001
  ----------------------------------------------
                 Allan L. Rayfield

                /s/ JOHN B. SAYNOR                   Director                             May 22, 2001
  ----------------------------------------------
                  John B. Saynor

                 /s/ JOHN A. SHANE                   Director                             May 22, 2001
  ----------------------------------------------
                   John A. Shane

                                 SIGNATURES OF
                          ARCH WIRELESS HOLDINGS, INC.

     Pursuant to the requirements of the Securities Act, the undersigned co-Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, Commonwealth of Massachusetts, on May 22, 2001.

                                          ARCH WIRELESS HOLDINGS, INC.

                                          By:   /s/ C. EDWARD BAKER, JR.
                                            ------------------------------------
                                                    C. Edward Baker, Jr.
                                                  Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C. Edward Baker, Jr., J. Roy Pottle, Gerald J. Cimmino, Patricia A. Gray and David A. Westenberg as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----

             /s/ C. EDWARD BAKER, JR.                Chairman of the Board and Chief      May 22, 2001
---------------------------------------------------    Executive Officer, Director
               C. Edward Baker, Jr.                    (principal executive officer)

                 /s/ J. ROY POTTLE                   Executive Vice President and Chief   May 22, 2001
---------------------------------------------------    Financial Officer (Principal
                   J. Roy Pottle                       Financial and Accounting Officer)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
     3.1     Restated Certificate of Incorporation of Arch Wireless,
             Inc.(1)
     3.2     Certificate of Designations of Arch Wireless, Inc.
             establishing the Series B Junior Participating Preferred
             Stock, filed with the Secretary of the State of Delaware on
             October 19, 1995(2)
     3.3     Certificate of Correction of Arch Wireless, Inc., filed with the Secretary of State of Delaware on February 15, 1996(1)
     3.4     Certificate of Designations of Arch Wireless, Inc.
             establishing the Series C Convertible Preferred Stock, filed with the Secretary of State of Delaware on June 29, 1998(3)
     3.5     Certificate of Amendment of Restated Certificate of
             Incorporation of Arch Wireless, Inc., filed with the
             Secretary of State of Delaware on June 4, 1996(4)
     3.6     Certificate of Amendment of Restated Certificate of
             Incorporation of Arch Wireless, Inc., filed with the
             Secretary of State of Delaware on May 27, 1999(5)
     3.7     Certificate of Amendment of Restated Certificate of
             Incorporation of Arch Wireless, Inc., filed with the
             Secretary of State of Delaware on June 16, 1999(5)
     3.8     Certificate of Amendment of Restated Certificate of
             Incorporation of Arch Wireless, Inc., filed with the
             Secretary of State of Delaware on April 3, 2000(6)
     3.9     Certificate of Amendment of Restated Certificate of
             Incorporation of Arch Wireless, Inc., filed with the
             Secretary of State of Delaware on April 28, 2000(6)
     3.10    Certificate of Designations of Arch Wireless, Inc.
             establishing the Series F Cumulative Redeemable Preferred
             Stock, filed with the Secretary of the State of Delaware on
             February 9, 2001(7)
     3.11*   Certificate of Designations of Arch Wireless, Inc.
             increasing numbers of shares of Series B Junior
             Participating Preferred Stock
     3.12*   Form of Certificate of Designations of Arch Wireless, Inc.
             establishing the Series A Junior Voting Preferred Stock
             (included in Annex B to the prospectus/disclosure statement which is part of this Registration Statement)
     3.13    By-laws of Arch Wireless, Inc., as amended(1)
     3.14*   Certificate of Incorporation of Arch Transition Corp.
     3.15*   Form of Certificate of Amendment of Certificate of
             Incorporation of Arch Transition Corp. establishing the
             Series A Exchangeable Preferred Stock (included in Annex B to the prospectus/ disclosure statement which is part of
             this Registration Statement)
     3.16*   By-laws of Arch Transition Corp.
     3.17    Certificate of Incorporation of Arch Wireless
             Communications, Inc.(8)
     3.18    By-laws of Arch Wireless Communications, Inc.(9)
     3.19*   Certificate of Incorporation of USA Mobile Communications,
             Inc. III
     3.20*   Certificate of Amendment of Certificate of Incorporation of
             USA Mobile Communications, Inc. III
     3.21*   Certificate of Merger of USA Mobile Communications, Inc., Q
             Media Company-Paging, Inc., Q Media Paging-Alabama, Inc.,
             Premiere Page of Kansas, Inc., Q Media Company Paging, Inc.,
             W.Q. Communications, Inc., PCI Holding Company, Inc.,
             Professional Communications, Inc. and Professional
             Electronics, Inc. with and into USA Mobile Communications,
             Inc. III
     3.22*   Certificate of Merger of Arch Communications Enterprises,
             Inc. into USA Mobile Communications, Inc. III
     3.23*   Certificate of Amendment of Certificate of Incorporation of
             Arch Paging, Inc.
     3.24*   By-laws of Arch Wireless Holdings, Inc.

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
     4.1     Indenture, dated February 1, 1994, between Arch Wireless
             Communications, Inc. (formerly known as USA Mobile
             Communications, Inc. II) and United States Trust Company of
             New York, as Trustee, relating to the 9 1/2% Senior Notes
             due 2004 of Arch Wireless Communications, Inc.(10)
     4.2     Indenture, dated December 15, 1994, between Arch Wireless
             Communications, Inc. (formerly known as USA Mobile
             Communications, Inc. II) and United States Trust Company of
             New York, as Trustee, relating to the 14% Senior Notes due
             2004 of Arch Wireless Communications, Inc.(11)
     4.3     Indenture, dated June 29, 1998, between Arch Wireless
             Communications, Inc. (formerly known as Arch Communications,
             Inc.) and U.S. Bank Trust National Association, as Trustee,
             relating to the 12 3/4% Senior Notes due 2007 of Arch
             Wireless Communications, Inc.(3)
     4.4     Indenture, dated April 9, 1999, between Arch Wireless
             Communications, Inc. (formerly known as Arch Communications,
             Inc.) and IBJ Whitehall Bank & Trust Company, as Trustee,
             relating to the 13 3/4% Senior Notes due 2008(12)
     4.5     Indenture, dated March 1, 1996 between Arch Wireless, Inc.
             and IBJ Schroder Bank & Trust Company, as Trustee(1)
     4.6     Rights Agreement, dated October 13, 1995, between Arch
             Wireless, Inc. and The Bank of New York, as Rights Agent(11)
     4.7     Amendment No. 1 to Rights Agreement, dated June 29, 1998,
             amending the Rights Agreement between Arch Wireless, Inc.
             and The Bank of New York(3)
     4.8     Amendment No. 2 to Rights Agreement, dated August 18, 1998, amending the Rights Agreement between Arch Wireless, Inc.
             and The Bank of New York(5)
     4.9     Amendment No. 3 to Rights Agreement, dated September 3,
             1998, amending the Rights Agreement between Arch Wireless,
             Inc. and The Bank of New York(5)
     4.10    Amendment No. 4 to Rights Agreement, dated May 14, 1999,
             amending the Rights Agreement between Arch Wireless, Inc.
             and The Bank of New York(13)
     4.11    Amendment No. 5 to Rights Agreement, dated November 15,
             1999, amending the Rights Agreement between Arch Wireless,
             Inc. and The Bank of New York(14)
     4.12    Amendment No. 6 to Rights Agreement, dated April 12, 2000, amending the Rights Agreement between Arch Wireless, Inc.
             and The Bank of New York(15)
     4.13    Amendment No. 7 to Rights Agreement, dated February 13,
             2001, amending the Rights Agreement between Arch Wireless,
             Inc. and The Bank of New York(16)
     5.1(+)  Opinion of Hale and Dorr LLP
     8.1(+)  Tax Opinion of Hale and Dorr LLP
    10.1     Third Amended and Restated Credit Agreement, dated as of
             March 23, 2000 by and among Arch Paging, Inc., the Lenders
             Party Hereto, the Bank Of New York, Royal Bank of Canada,
             Toronto Dominion (Texas), Inc., Barclays Bank PLC and Fleet
             National Bank, as amended on May 19, 2000 (Amendment No. 1),
             August 15, 2000 (Amendment No. 2) and October 20, 2000
             (Amendment No. 3)(17)
    10.2     Amendment No. 4, dated as of February 14, 2001, to Third
             Amended and Restated Credit Agreement, dated as of March 23,
             2000, by and among Arch Paging, Inc., the Lenders party
             thereto, The Bank of New York, Royal Bank of Canada, Toronto
             Dominion (Texas), Inc., Barclays Bank PLC and Fleet National
             Bank, as amended(16)
    10.3     Asset Acquisition Agreement dated as of January 24, 2001 by and among Unrestricted Subsidiary Funding Company and Arch
             Wireless, Inc., PageNet SMR Sub, Inc., AWI Spectrum Co.
             Holdings, Inc. and AWI Spectrum Co., LLC(18)

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
    10.4     Amendment Number One to Asset Acquisition Agreement dated as of January 31, 2001 by and among Unrestricted Subsidiary
             Funding Company and Arch Wireless, Inc., PageNet SMR Sub,
             Inc., AWI Spectrum Co. Holdings, Inc. and AWI Spectrum Co.,
             LLC(18)
   +10.5     Amended and Restated Stock Option Plan of Arch Wireless,
             Inc.(19)
   +10.6     Non-Employee Directors' Stock Option Plan of Arch Wireless,
             Inc.(20)
   +10.7     1989 Stock Option Plan, as amended, of Arch Wireless,
             Inc.(1)
   +10.8     1995 Outside Directors' Stock Option Plan of Arch Wireless,
             Inc.(21)
   +10.9     1997 Stock Option Plan of Arch Wireless, Inc.(22)
   +10.10    1999 Employee Stock Purchase Plan of Arch Wireless, Inc.(23)
   +10.11    Deferred Compensation Plan for Nonemployee Directors of Arch
             Wireless, Inc.(24)
   +10.12    Executive Employment Agreement between Arch Wireless, Inc.
             and C. Edward Baker, Jr.(29)
   +10.13    Executive Employment Agreement between Arch Wireless, Inc.
             and J. Roy Pottle(29)
   +10.14    Form of Executive Retention Agreement(29)
    10.15    Stock Purchase Agreement, dated June 29, 1998, among Arch
             Wireless, Inc., Sandler Capital Partners IV, L.P., Sandler
             Capital Partners IV FTE, L.P., Harvey Sandler, John
             Kornreich, Michael J. Marocco, Andrew Sandler, South Fork
             Partners, the Georgica International Fund Limited, Aspen
             Partners and Consolidated Press International Limited(2)
    10.16    Registration Rights Agreement, dated June 29, 1998, among
             Arch Wireless, Inc., Sandler Capital Partners IV, L.P.,
             Sandler Capital Partners IV FTE, L.P., Harvey Sandler, John
             Kornreich, Michael J. Marocco, Andrew Sandler, South Fork
             Partners, The Georgica International Fund Limited, Aspen
             Partners and Consolidated Press International Limited(2)
    10.17    Amendment No. 1 to Registration Rights Agreement, dated
             August 19, 1998, amending the Registration Rights Agreement dated as of June 29, 1998 by and among Arch Wireless, Inc.
             and the Sandler Capital Partners IV, LP, Sandler Capital
             Partners IV, FTE LP, South Fork Partners, The Georgica
             International Fund Limited, Aspen Partners and Consolidated
             Press International Limited(24)
    10.18    Exchange Agreement, dated June 29, 1998, between Adelphia
             Communications Corporation and Benbow PCS Ventures, Inc.(2)
    10.19    Promissory Note, dated June 29, 1998, issued by Benbow PCS
             Ventures, Inc. to Lisa-Gaye Shearing(2)
    10.20    Guaranty, dated June 29, 1998, by Arch Wireless, Inc. to
             Adelphia Communications Corporation(2)
    10.21    Guaranty, dated June 29, 1998, by Arch Wireless, Inc. to
             Lisa-Gaye Shearing(2)
    10.22    Registration Rights Agreement, dated June 29, 1998, among
             Arch Wireless, Inc., Adelphia Communications Corporation and
             Lisa-Gaye Shearing(2)
    10.23    Preferred Distributor Agreement dated June 1, 1998 by and
             between Arch Wireless, Inc. and NEC America, Inc.(25)(30)
    10.24    Paging Products Sales Agreement, dated March 17, 1999, by
             and between Motorola, Inc. and the Company(26)(30)
    10.25    Satellite Services Agreement, dated September 1, 1998,
             between AvData Systems, Inc. and MobileMedia Communications,
             Inc.(27)(30)
    10.26    Master Lease For Transmitter Systems Space, dated September
             3, 1998, by and between Pinnacle Towers, Inc. and
             MobileMedia Communications, Inc.(27)
    10.27    Letter agreement, dated March 23, 2000, between Arch
             Wireless, Inc. and Resurgence Asset Management L.L.C.(23)

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
    10.28(+) Dealer Manager and Solicitation Agent Agreement among Arch
             Wireless, Inc., Arch Transition Corp., Arch Wireless
             Communications, Inc., Arch Holdings, Inc., TD Securities
             (USA) Inc. and Bear, Stearns & Co. Inc.
    21.1     Subsidiaries of the Registrant(28)
    23.1*    Consent of Arthur Andersen LLP
    23.2*    Consent of Arthur Andersen LLP
    23.3*    Consent of Arthur Andersen LLP
    23.4*    Consent of Ernst & Young LLP
    23.5(+)  Consent of Hale and Dorr LLP
    24.1*    Power of Attorney for Arch Wireless, Inc. (see page II-8 of this Registration Statement)
    24.2*    Power of Attorney for Arch Transition Corp. (see page II-10 of this Registration Statement)
    24.3*    Power of Attorney for Arch Wireless Communications, Inc.
             (see page II-11 of this Registration Statement)
    24.4*    Power of Attorney for Arch Wireless Holdings, Inc. (see page
             II-13 of this Registration Statement)
    99.1*    Form of Letter of Transmittal (included in Annex C to the
             prospectus/disclosure statement which is part of this
             Registration Statement)
    99.2*    Form of Notice of Guaranteed Delivery (included in Annex C to the prospectus/disclosure statement which is part of this
             Registration Statement)

---------------
  *  Filed herewith.

  (+)  To be filed by amendment.

  + Identifies exhibits constituting a management contract or compensation plan.

 (1) Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-542) of Arch Wireless, Inc.

 (2) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated October 13, 1995 and filed on October 24, 1995.

 (3) Incorporated by referenced from the Current Report on Form 8-K of Arch Wireless, Inc. dated June 26, 1998 and filed July 23, 1998.

 (4) Incorporated by reference from the Registration Statement on Form S-8 (File No. 333-07333) of Arch Wireless, Inc.

 (5) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-62211) of Arch Wireless, Inc.

 (6) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-95677) of Arch Wireless, Inc.

 (7) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-55368) of Arch Wireless, Inc.

 (8) Incorporated by reference from the Registration Statement on Form S-1 (File No. 33-85580) of Arch Wireless Communications, Inc.

 (9) Incorporated by referenced from the Current Report on Form 8-K of Arch Communications Group, Inc. dated June 26, 1998.

(10) Incorporated by reference from the Registration Statement on Form S-1 (File No. 33-72646) of Arch Wireless Communications, Inc.

(11) Incorporated by reference from the Registration Statement on Form S-1 (File No. 33-85580) of Arch Wireless Communications, Inc.

(12) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-83027) of Arch Wireless Communications, Inc.

(13) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated May 14, 1999 and filed on May 20, 1999.

(14) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated November 7, 1999 and filed on November 19, 1999.

(15) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated April 12, 2000 and filed on April 26, 2000.

(16) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated February 13, 2001 and filed on February 23, 2001.

(17) Incorporated by reference from the Quarterly Report on Form 10-Q of Arch Wireless, Inc. for the quarter ended September 30, 2000.

(18) Incorporated by reference from the Current Report on Form 8-K of Arch Wireless, Inc. dated January 24, 2001 and filed on February 6, 2001.

(19) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. (then known as USA Mobile Communications Holdings, Inc.) for the fiscal year ended December 31, 1994.

(20) Incorporated by reference from the Registration Statement on Form S-4 (File No. 33-83648) of Arch Wireless, Inc. (then known as USA Mobile Communications Holdings, Inc.)

(21) Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-87474) of Arch Wireless, Inc.

(22) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1996.

(23) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1997.

(24) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1999.

(25) Incorporated by reference from the Registration Statement on Form S-4 (File No. 333-63519) of Arch Wireless, Inc.

(26) Incorporated by reference from the Annual Report on Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 1998.

(27) Incorporated by reference from the Quarterly Report on Form 10-Q of Arch Wireless, Inc. for the quarter ended June 30, 1999.

(28) Incorporated by reference from the Annual Report of Form 10-K of Arch Wireless, Inc. for the fiscal year ended December 31, 2000.

(29) Incorporated by reference from the Quarterly Report on Form 10-Q of Arch Wireless, Inc. for the quarter ended March 31, 2001.

(30) A Confidential Treatment Request has been filed with respect to portions of this exhibit so incorporated by reference.